Form 20-F
period 2020-12-31
Brookfield Infrastructure Corp
filed 2021-02-16
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-33632
BROOKFIELD INFRASTRUCTURE CORPORATION
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
250 Vesey Street, 15th Floor
New York, New York, 10281
United States
(Address of principal executive offices)
Michael Ryan
250 Vesey Street, 15th Floor
New York, New York, 10281
United States
+1-212-417-7000
bip.enquiries@brookfield.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Class A Exchangeable Subordinate Voting Shares	BIPC	New York Stock Exchange; Toronto Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
44,960,449 Class A Exchangeable Subordinate Voting Shares as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “we”, “us”, “our” and “our company” refer to Brookfield Infrastructure Corporation, including any predecessors thereof, together with all of its subsidiaries. References to “Brookfield Infrastructure” mean the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company) (each as defined below). References to “our group” mean, collectively, our company and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “£” or “GBP” are to pound sterling and all references to “€” or “EUR” are to Euros, and, unless the context suggests otherwise, references to:

•“AFFO” means Adjusted Funds from Operations;
•“articles” means the notice of articles and articles of our company;
•“audit committee” means the audit committee of our board;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“BIPC” are to Brookfield Infrastructure Corporation;
•“board” means the board of directors of our company;
•“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than our group;
•“Brookfield Accounts” means Brookfield and/or other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” are to Brookfield Asset Management Inc.;
•“Brookfield Infrastructure” means the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company);
•“Brookfield Infrastructure Debt Issuers” means Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., collectively;
•“Brookfield Infrastructure Holding Entities” means certain subsidiaries of Holding LP, including Canada HoldCo, through which the partnership holds all of its interest in the Brookfield Infrastructure Operating Entities;
•“Brookfield Infrastructure Operating Entities” means the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;
•“Brookfield Personnel” means the partners, members, shareholders, directors, officers and employees of Brookfield;
Brookfield Infrastructure Corporation     1

•“business” means the infrastructure business of our company, which includes our utilities business through BUUK and our regulated gas transmission business through NTS;
•“BUUK” means BUUK Infrastructure No 1 Limited;
•“Canada HoldCo” means Brookfield Infrastructure Holdings (Canada) Inc., an indirect subsidiary of the partnership;
•“Canada SubCo” means BIPC Holdings Inc, a wholly-owned subsidiary of our company;
•“CDS” means CDS Clearing and Depository Services Inc.;
•“chair” means the chairperson of the board;
•“class B shares” means the class B multiple voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Class B Shares”, and “class B share” means any one of them;
•“class C shares” means the class C non-voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Class C Shares”, and “class C share” means any one of them;
•“code” means the Code of Business Conduct and Ethics;
•“collateral account” means the non-interest bearing trust account established by Brookfield or its affiliates to be administered by the rights agent;
•“committees” means the audit committee and the nominating and governance committee;
•“company” means Brookfield Infrastructure Corporation;
•“company notice” has the meaning ascribed thereto under Item 7.B “Related Party Transactions - Relationship with Brookfield — Rights Agreement — Satisfaction of Secondary Exchange Rights”;
•“conflicts management policy” has the meaning ascribed thereto under Item 7.B “Related Party Transactions - Relationship with Brookfield”;
•“CRA” means the Canada Revenue Agency;
•“customary rates” means the same or substantially similar services provided by Brookfield to one or more third parties;
•“DTC” means the Depository Trust Company;
•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Enercare” means Enercare Inc.;
•“ESG” means environmental, social and governance;
•“Exchange LP” means Brookfield Infrastructure Partners Exchange L.P.;
•“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Exchangeable Shares”, and “exchangeable share” means any one of them;
2        Brookfield Infrastructure Corporation

•“FFO” means Funds from Operations;
•“group” means collectively, our company and Brookfield Infrastructure;
•“GTAs” means inflation-adjusted gas transportation agreements;
• “Holding LP” are to Brookfield Infrastructure L.P.;
•“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
•“Infrastructure Special LP” means Brookfield Infrastructure Special L.P.;
•“initial distribution date” means March 31, 2020;
•“investing affiliate” has the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties — Investments by the Investing Affiliate”;
•“IRS” means the Internal Revenue Service;
•“LIBOR” means the London Inter-bank Offered Rate;
•“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions — Relationship with Brookfield - Licensing Agreements”;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of March 13, 2015, as amended on March 31, 2020, among the Service Recipients, Brookfield, the Service Providers and others;
•“NAREIT” means the National Association of Real Estate Investment Trusts, Inc.;
•“nominating and governance committee” means the nominating and governance committee of the board;
•“non-resident holder” has the meaning ascribed thereto under Item 10.E “Taxation - Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada”;

•“Non-U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“NTS” means Nova Transportadora do Sudeste S.A.;
•“NTS entities” means collectively, the entities through which our company holds our interest in NTS;
•“NYSE” means the New York Stock Exchange;
•“operating performance compensation” means performance-based compensation;
•the “partnership” means Brookfield Infrastructure Partners L.P.;
•“pre-approval policy” means the written policy on auditor independence that our board of directors has adopted;
Brookfield Infrastructure Corporation     3

•“preferred shares” has the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association”;
•“preferred units” means the preferred limited partnership units of the partnership;
•“proposed amendments” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
•“PSG” means Brookfield’s Public Securities Group;
•“RDSP” means registered disability savings plan;
•“Redeemable Partnership Unit” is a limited partnership unit of the Holding LP;
•“Registration Rights Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions - Relationship with Brookfield - Registration Rights Agreement”;
•“Relationship Agreement” means the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, between, among others, Brookfield Asset Management Inc., the partnership and Holding LP;

•“resident holder” has the meaning ascribed thereto under Item 10.E “Taxation - Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”;
•“RESP” means registered education savings plan;
•“rights agent” means Wilmington Trust, National Association;
•“Rights Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions - Relationship with Brookfield - Rights Agreement”;
•“RRIF” means registered retirement income fund;
•“RRSP” means registered retirement savings plan;
•“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 (United States), as amended;
•“SEC” means the United States Securities and Exchange Commission;
•“SEDAR” means the System for Electronic Document Analysis and Retrieval at www.sedar.com;
•“Service Providers” means Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” means the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities and BIPC in their capacity as recipients of services under the Master Services Agreement;
•“shareholder” means a holder of exchangeable shares;
4        Brookfield Infrastructure Corporation

•“special distribution” means the special distribution of the partnership to holders of units of one (1) exchangeable share per nine (9) units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure - History and Development of our Business”;
•“Tax Act” means the Income Tax Act (Canada);
•“TFSA” means tax-free savings account;
• “Treasury Regulations” means the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code;
•“TSX” means the Toronto Stock Exchange;
•“U.K.” means United Kingdom;
•“unitholder” means a holder of units;
•“units” means non-voting limited partnership units of the partnership, other than the preferred units;
•“U.S. Internal Revenue Code” means the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
•“Voting Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions - Relationship with Brookfield Infrastructure - Voting Agreements”.
Brookfield Infrastructure Corporation     5

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including the Private
Securities Litigation Reform Act of 1995. These forward-looking statements and information relate to, among other things, our group’s business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. In particular, our statements with respect to the continuity plans and preparedness measures we have implemented in response to the novel coronavirus (“COVID-19”) pandemic and its expected impact on our group’s businesses, operations, earnings and results, are forward-looking statements. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.

Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our group’s business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information in this annual report on Form 20-F.

Factors that could cause our actual results to differ materially from those contemplated or implied by the forward- looking statements and information in this annual report on Form 20-F include, without limitation:

•commodity risks;

•alternative technologies could impact the demand for, or use of, the businesses and assets that our group owns and operates and could impair or eliminate the competitive advantage of our group’s businesses and assets;

•the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

•our group’s ability to renew existing contracts and win additional contracts with existing or potential customers;

•timing and price for the completion of unfinished projects;

•infrastructure operations may require substantial capital expenditures;

6        Brookfield Infrastructure Corporation

•exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•exposure to increased economic regulation and adverse regulatory decisions;

•First Nations claims to land, adverse claims or governmental claims may adversely affect our group’s infrastructure operations;

•some of our group’s current operations are held in the form of joint ventures or partnerships or through consortium arrangements;

•some of our group’s businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress, which creates uncertainties;

•actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our group’s assets;

•reliance on technology and exposure to cyber-security attacks;

•customers may default on their obligations;

•reliance on tolling and revenue collection systems;

•Brookfield’s influence over our group and our group’s dependence on Brookfield as the Service Providers;

•the lack of an obligation of Brookfield to source acquisition opportunities for our group;

•our group’s dependence on Brookfield and its professionals;

•the role and ownership of Brookfield in the partnership, the Holding LP and our company may change and interests in the general partner of the partnership may be transferred to a third party without unitholder or shareholder consent;

•Brookfield may increase its ownership of the partnership or our company;

•the Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of holders of exchangeable shares or units;

•conflicts of interest between the partnership, our company, their respective unitholders and shareholders, on the one hand, and Brookfield, on the other hand;

•our group’s arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;

•the general partner of the partnership may be unable or unwilling to terminate the Master Services Agreement;

•the limited liability of, and our group’s indemnification of, our Service Providers;

Brookfield Infrastructure Corporation     7

•the partnership or our company may not be able to continue paying comparable or growing cash distributions to holders of exchangeable shares or units in the future;

•the exchangeable shares can be significantly impacted by the market price of the partnerships’ units and the combined business performance of our group as a whole;

•the company’s lack of operating history;

•the partnership and the company are holding entities that rely on their subsidiaries to provide the funds necessary to pay its distributions and meet its financial obligations;

•our company is exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•our company may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (“Investment Company Act”);

•the effectiveness of our internal controls;

•our group’s assets are or may become highly leveraged and our group intends to incur indebtedness about the asset level;

•the acquisition of distressed companies may subject our group to increased risks, including the incurrence of additional legal or other expenses;

•the redemption of exchangeable shares by the company at any time or upon notice from the holder of the class B shares;

•future sales and issuances of exchangeable shares or units or securities exchangeable for exchangeable shares or units, or the perception of such sales or issuances, could depress the trading price of the exchangeable shares or units;

•unitholders do not have a right to vote on partnership matters or to take part in the management of the partnership;

•market price of the exchangeable shares and units may be volatile;

•dilution of existing shareholders;

•investors may find it difficult to enforce service of process and enforcement of judgments against the partnership or our company;

•the partnership and the company are holding entities that rely on their subsidiaries to provide the funds necessary to pay its distributions and meet its financial obligations;

•foreign currency risk and risk management activities;

•changes in tax law and practice;

•general economic conditions and risks relating to the economy;

•pandemics or epidemics, including risks associated with the global pandemic caused by COVID-19, and the related global impact on commerce and travel and substantial volatility in
8        Brookfield Infrastructure Corporation

stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations of our group’s investments and infrastructure assets;

•adverse changes in currency exchange rates;

•availability and cost of credit;

•government policy and legislation change;

•exposure to uninsurable losses and force majeure events;

•labor disruptions and economically unfavorable collective bargaining agreements;

•exposure to occupational health and safety related accidents;

•high levels of government regulation upon many of our group’s operating entities, including with respect to rates set for our regulated businesses;

•our group’s infrastructure business is at risk of becoming involved in disputes and possible litigation;

•our ability to finance our operations due to the status of the capital markets;

•changes in our credit ratings;

•our operations may suffer a loss from fraud, bribery, corruption or other illegal acts; and

•other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” herein and elsewhere in this annual report on
Form 20-F.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on these forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In light of these risks, uncertainties and assumptions, the events described by these forward-looking statements and information might not occur. These risks could cause our group’s actual results and our group’s plans and strategies to vary from these forward-looking statements and information. We qualify any and all of these forward-looking statements and information by these cautionary factors. Please keep this cautionary note in mind as you read this annual report on Form 20-F. We disclaim any obligation to update or revise publicly any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise, except as required by applicable law.

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this 20-F, you should carefully consider the disclosure made by Brookfield Infrastructure in its continuous disclosure filings. Copies of the partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Brookfield Infrastructure Corporation     9

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including FFO, AFFO, and adjusted EBITDA (“Adjusted EBITDA”), along with other measures.

FFO
To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
AFFO
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
10        Brookfield Infrastructure Corporation

Proportionate Debt
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, and proportionate debt, as well as a reconciliation of net income to these performance measures, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5.A “Operating Results”.
Brookfield Infrastructure Corporation     11

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    SELECTED FINANCIAL DATA
Not applicable.
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report for a detailed description of these and other risks.

Risks Relating to Our Group’s Operating Entities, Operating Geographies and the Infrastructure Industry
•Risks relating to demand for commodities, such as natural gas or minerals;
•Risks relating to impact of alternative technologies on our business and cyber security attacks;
•Risks relating to successful identification, completion and integration of acquisitions;
•Risks relating to competition with other market participants;
•Risks relating to construction or expansion of projects, environmental damage and future capital expenditures;
•Risks relating to economic regulation and adverse regulatory decisions in the countries we operate, including nationalization or the imposition of new taxes;
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets;
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements;
•Risks relating to tolling and revenue collection systems.

12        Brookfield Infrastructure Corporation

Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers, and conflicts of interests therewith;
•Risks relating to our inability to have access to all infrastructure acquisitions that Brookfield identifies;
•Risks relating to the departure of some or all of Brookfield’s professionals;
•Risks relating to Brookfield’s ownership position in our company and the partnership;
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, our company or our shareholders;
•Risks relating to the limited liability of the Service Providers to the partnership, our company and the other Service Recipients;
•Risks relating to our inability to terminate the Master Services Agreement;
•Risks relating to our guarantees of certain debt obligations.

Risks Relating to our Company
•Risks relating to the company’s lack of operating history;
•Risks relating to the company’s role as a holding company;
•Risks associated with the effectiveness of our company’s internal controls;
•Risks relating to our assets becoming highly leveraged;
•Risks relating to the acquisition of distressed companies which may subject our group to increased risks, including the incurrence of additional legal or other expenses.

Risks Relating to the Exchangeable Shares
•Risks relating to our ability to continue paying comparable or growing cash dividends;
•Risks relating to our ability to redeem the exchangeable shares at any time;
•Risks relating to the market price and volatility of our exchangeable shares and the units;
•Risks relating to market sentiment around exchanges of exchangeable shares into units and the issuance of additional securities in lieu of incurring indebtedness;
•Risks relating to the Rights Agreement terminating on March 31, 2025;
•Risks relating to the ability to enforce service of process and enforcement of judgments against us and directors and officers of the Service Providers;
•Risks relating to our sole discretion to elect whether shareholders receive cash or units upon a liquidation, exchange or redemption event;
•Risks relating to the delisting of our exchangeable shares;
•Risks relating to the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.

Risks Related to Taxation
•Risks related to United States and Canadian taxation, and the effects thereof on our group’s business and operations.

Brookfield Infrastructure Corporation     13

General Risks
•Risks relating to general economic and political conditions, changes in governmental policy and legislation, and the markets in which we operate;
•Risks relating to developments associated with the COVID-19 pandemic;
•Risks relating to foreign currency;
•Risks relating to access to debt or equity markets, our ability to access credit markets and changes in our credit ratings;
•Risks relating to natural disasters, weather events, uninsurable losses and force majeure events;
•Risks relating to labor disruptions and economically unfavorable collective bargaining agreements;
•Risks relating to occupational health and safety and accidents;
•Risks relating to fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events;
•Risks relating to contractual disputes and litigation.

You should carefully consider the following factors in addition to the other information set forth in this annual report on Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of the exchangeable shares would likely suffer. Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. In addition to carefully considering the risks factors contained in this annual report on Form 20-F and described below, you should carefully consider the risk factors applicable to Brookfield Infrastructure’s business and an investment in units, described in the partnership’s annual report on Form 20-F.
Risks Relating to Our Group’s Operating Entities, Operating Geographies and the Infrastructure Industry
Some of our group’s operating subsidiaries depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.
Some of our group’s operating subsidiaries are critically linked to the transport or production of key commodities. While our group endeavors to protect against short to medium-term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g., minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and in some cases, contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our group’s operating subsidiaries may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our group’s efforts to maximize contractual protections.

14        Brookfield Infrastructure Corporation

If a critical upstream or downstream business entity ceased to operate, this could materially impact our group’s financial performance or the value of one or more of our group’s operating businesses. In extreme cases, our group’s infrastructure could become redundant, resulting in an inability to recover a return on or of capital and potentially triggering covenants and other terms and conditions under associated debt facilities.
Alternative technologies could impact the demand for, or use of, the business and assets that our group’s entities own and operate and could impair or eliminate our group’s competitive advantage of our businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that our group owns and are operated by our group’s operating subsidiaries. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, changes in the materials used in construction may reduce the demand for thermal coal and iron ore. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our group’s toll roads. If this were to happen, the competitive advantage of our group’s businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business
A key part of our group’s strategy involves seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to our company. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s professionals and our Service Providers to manage our group, including integrating all of the acquired business’ operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.
Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; the ability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on our group’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from acquisitions, we may not be able to achieve growth in our dividends in line with our stated goals and the market value of our exchangeable shares may decline.
Brookfield Infrastructure Corporation     15

Our group operates in a highly competitive market for acquisition opportunities.
Our group’s acquisition strategy is dependent to a significant extent on the ability of Brookfield to identify acquisition opportunities that are suitable for our group. Our group faces competition for acquisitions primarily from investment funds, operating companies acting as strategic buyers, construction companies, commercial and investment banks, and commercial finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than are available to our group. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions and to offer terms that our group is unable or unwilling to match. Due to the capital intensive nature of infrastructure acquisitions, in order to finance acquisitions our group will need to compete for equity capital from institutional investors and other equity providers, including Brookfield, and our group’s ability to consummate acquisitions will be dependent on such capital continuing to be available. Increases in interest rates could also make it more difficult to consummate acquisitions because our group’s competitors may have a lower cost of capital which may enable them to bid higher prices for assets. In addition, because of our group’s affiliation with Brookfield, there is a higher risk that when our group participates with Brookfield and others in joint ventures, partnerships and consortiums on acquisitions we may become subject to antitrust or competition laws that we would not be subject to if our group were acting alone. These factors may create competitive disadvantages for our group with respect to acquisition opportunities.
Our group cannot provide any assurance that the competitive pressures our group faces will not have a material adverse effect on our group’s business, financial condition and results of operations or that Brookfield will be able to identify and make acquisitions on our group’s behalf that are consistent with our group’s objectives or that generate attractive returns for our group’s respective shareholders or unitholders. Our group may lose acquisition opportunities if our group does not match prices, structures and terms offered by competitors, if our group is unable to access sources of equity or obtain indebtedness at attractive rates or if our group becomes subject to antitrust or competition laws. Alternatively, our group may experience decreased rates of return and increased risks of loss if our group matches prices, structures and terms offered by competitors.
Our group may be unable to complete acquisitions, dispositions and other transactions as planned.
Our group’s acquisitions, dispositions and other transactions are subject to a number of closing conditions, including, as applicable, security holder approval, regulatory approval (including competition authorities) and other third party consents and approvals that are beyond our group’s control and may not be satisfied. In particular, many jurisdictions in which our group seeks to invest (or divest) impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. If all or some of our group’s acquisitions, dispositions and other transactions are unable to be completed on the terms agreed, our group may need to modify or delay or, in some cases, terminate these transactions altogether, the market value of our group’s respective securities may significantly decline and our group may not be able to achieve the expected benefits of the transactions.
16        Brookfield Infrastructure Corporation

Infrastructure assets may be subject to competition risk.
Some assets may be affected by the existence of other competing assets owned and operated by other parties. There can be no assurance that our group’s businesses can renew all their existing contracts or win additional contracts with their existing or potential customers. The ability of our group’s businesses to maintain or improve their revenue is dependent on price, availability and customer service as well as on the availability of access to alternative infrastructure. In the case where the relevant business is unable to retain customers and/or unable to win additional customers to replace those customers it is unable to retain, the revenue from such assets will be reduced.
Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk.
A key part of our group’s growth strategy involves identifying and taking advantage of organic growth opportunities within our existing businesses. These opportunities typically involve development and construction of new infrastructure or expansion or upgrades to existing infrastructure. Investments in new infrastructure projects during a development or construction phase are likely to be subject to additional risk that the project will not receive all required approvals, will not be completed within budget, within the agreed timeframe and to the agreed specifications and, where applicable, will not be successfully integrated into the existing assets. During the construction phase, major risks include: (i) a delay in the projected completion of the project, which can result in an increase in total project construction costs through higher capitalized interest charges and additional labor, material expenses, and a resultant delay in the commencement of cash flow; (ii) the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier; (iii) construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, labor and building material costs in excess of expectations and unanticipated problems with project start-up; and (iv) defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation periods). Such unexpected increases may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery. This may result in the inability of project owners to meet the higher interest and principal repayments arising from the additional debt required.
In addition, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels.
All of our group’s infrastructure operations may require substantial capital expenditures in the future.
Utilities, transport and energy operations, including our current utilities operations and the operations of Brookfield Infrastructure, are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment. Any failure to make necessary capital expenditures to maintain our group’s operations in the future could impair the ability of our group’s operations to serve existing customers or accommodate increased volumes. In addition, our group may not be able to recover such investments based upon the rates our group’s operations are able to charge.
In some of the jurisdictions in which our group has operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If our group’s operations in these jurisdictions require significant capital expenditures to maintain our group’s asset base, our group may not be able to recover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.
Brookfield Infrastructure Corporation     17

Our group’s operating subsidiaries are exposed to the risk of environmental damage.
Our group’s operating subsidiaries are exposed to the risk of environmental damage. Many of our group’s assets are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment. Furthermore, some of our group’s assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage or other environmental emission at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. In addition, some of our group’s assets may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost over-runs on projects. All of these have the potential to significantly impact the value or financial performance of our group.
Our group’s operating subsidiaries are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.
With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, our group’s assets could be subject to increasing environmental responsibility and liability. For example, many jurisdictions in which our group operates are considering implementing, or have implemented, schemes relating to the regulation of carbon emissions. As a result, there is a risk that the consumer demand for some of the energy sources supplied by our group will be reduced. The nature and extent of future regulation in the various jurisdictions in which Brookfield Infrastructure’s operations are situated is uncertain, but is expected to become more complex and stringent.
It is difficult to assess the impact of any such changes on our group. These schemes may result in increased costs to our group’s operations that may not be able to be passed onto our group’s customers and may have an adverse impact on prospects for growth of some businesses. To the extent such regimes (such as carbon emissions schemes or other carbon emissions regulations) become applicable to the operations of our group (and the costs of such regulations are not able to be fully passed on to consumers), our group’s financial performance may be impacted due to costs applied to carbon emissions and increased compliance costs.
Our group’s operating subsidiaries are also subject to laws and regulations relating to the protection of the environment and pollution. Standards are set by these laws and regulations regarding certain aspects of environmental quality and reporting, provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, obligations to remediate and rehabilitate current and former facilities and locations where our group’s operations are, or were, conducted. These laws and regulations may have a detrimental impact on the financial performance of our group’s infrastructure operations and projects through increased compliance costs or otherwise. Any breach of these obligations, or even incidents relating to the environment that do not amount to a breach, could adversely affect the results of our group’s operating subsidiaries and their reputations and expose them to claims for financial compensation or adverse regulatory consequences.
Our group’s operating subsidiaries may also be exposed directly or indirectly to the broader impacts of climate change, including extreme weather events, export constraints on commodities, increased resource prices and restrictions on energy and water usage.
18        Brookfield Infrastructure Corporation

Our group’s operating subsidiaries may be exposed to higher levels of regulation than in other sectors and breaches of such regulations could expose our group’s operating subsidiaries to claims for financial compensation and adverse regulatory consequences.
In many instances, our group’s ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, several of our group’s utilities operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.
Sometimes commitments to governmental agencies involve the posting of financial security for performance of obligations. If obligations are breached these financial securities may be called upon by the relevant agency.
There is also the risk that our group’s operating subsidiaries do not have, might not obtain, or may lose permits necessary for their operations. Permits or special rulings may be required on taxation, financial and regulatory related issues. Even though most permits and licenses are obtained before the commencement of operations, many of these licenses and permits have to be renewed or maintained over the life of the business. The conditions and costs of these permits, licenses and consents may be changed on any renewal, or, in some cases, may not be renewed due to unforeseen circumstances or a subsequent change in regulations. In any event, the renewal or non-renewal could have a material adverse effect on our group’s business, financial condition and results of operations.
The risk that a government will repeal, amend, enact or promulgate a new law or regulation or that a regulator or other government agency will issue a new interpretation of the law or regulations, may affect our group’s operations or a project substantially. This may also be due to court decisions and actions of government agencies that affect these operations or a project’s performance or the demand for its services. For example, a government policy decision may result in adverse financial outcomes for our group through directions to spend money to improve security, safety, reliability or quality of service.
The lands used for our group’s infrastructure assets may be subject to adverse claims or governmental rights.
Our group’s operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions, it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where our group has operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our group’s utilities, transport or energy operations and impact on their business, financial condition and results of operations.
In addition, a government, court, regulator, or indigenous or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. Adverse claims or governmental rights may affect the existing or future activities of our group’s operations, impact on our group’s business, financial condition and results of operations, or require that compensation be paid.
Brookfield Infrastructure Corporation     19

Some of our group’s transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in NTS, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our groups operating subsidiaries and may subject our group to additional obligations.
Some of our group’s transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in NTS. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of infrastructure assets, strategic partnering arrangements to access operating expertise, and other industry-wide trends that our group believes will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from our group and Brookfield.
While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. For example, these arrangements are structured to provide the partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our interest in NTS, the arrangements in place with our consortium partners require that certain actions with respect to our investment in NTS and our influence over its business operations require supermajority or greater approval of the consortium, which we cannot carry on our own. As a further example, when our group participates with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which our group does not agree or the management of applicable company may take risks or otherwise act in a manner that does not serve our group’s interests. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that our group believes will be created from our group and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
In addition, because some of our group’s transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our group’s operations, including our interest in NTS, are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when our group may not want them to be exercised and such rights may inhibit our ability to sell our group’s interest in an entity within our group’s desired time frame or on any other desired basis.
20        Brookfield Infrastructure Corporation

Some of our group’s operating subsidiaries operate in jurisdictions with less developed legal systems and could experience potential difficulties in obtaining effective legal redress and create uncertainties.
Some of our businesses operate in jurisdictions with less developed legal systems than those in more established economies. In these jurisdictions, our group could be faced with potential difficulties in obtaining effective legal redress; a higher degree of discretion on the part of governmental authorities; a lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and relative inexperience of the judiciary and courts in such matters.
In addition, in certain jurisdictions, our group may find that the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements could be uncertain, creating particular concerns with respect to permits, approvals and licenses required or desirable for, or agreements entered into in connection with, our group’s business in any such jurisdiction. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, permits or approvals (or applications for licenses, permits or approvals) or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.
Action taken by national, state or provincial governments, including nationalization or the imposition of new taxes, could materially impact the financial performance or value of our group’s assets.
Our group’s assets, including BUUK and NTS, are located in many different jurisdictions, each with its own government and legal system. Different levels of political risk exist in each jurisdiction and it is possible that action taken by a national, state or provincial government, including the nationalization of a business or the imposition of new taxes, could materially impact our financial performance or in extreme cases deprive our group of one or more of its businesses without adequate compensation.
Our group’s business relies on the use of technology, and as a result, our group may be exposed to cyber-security attacks.
Our group’s business places significant reliance on information and other technology. This technology includes our group’s computer systems used for information, processing, administrative and commercial operations and the operating plant and equipment used by our group’s business. In addition, our group’s business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our group’s operations. Our group’s business relies on this technology functioning as intended.
The computer systems used by our group’s business may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. In particular, the information technology systems used by our group’s business may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our group’s business partners, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and could originate from a variety of sources including our group’s own employees or unknown third parties. Further, the operating equipment used by our group’s business may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things
Brookfield Infrastructure Corporation     21

A breach of our group’s cyber security measures or the failure or malfunction of any of our group’s computerized business systems, associated backup or data storage systems could cause our group to suffer a disruption in one or more parts of our group’s business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our group’s systems and those with whom our group does business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our group’s systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance.
A breach of our group’s cyber/data security measures, the failure of any such computerized system or of the operating equipment used by our group’s assets for a significant time period could have a material adverse effect on our group’s business prospects, financial condition, results of operations and cash flow and it may not be possible to recover losses suffered from such incidents under our group’s insurance policies. Although our group continues to develop defenses to such attacks, our group can provide no assurance it will be successful in preventing or ameliorating damage from such an attack on our group and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
Our group’s operating subsidiaries depend on relevant contractual arrangements.
Many of our group’s operating subsidiaries rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. Our group cannot provide assurance that one or more customers will not default on their obligations to our group or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our group’s customers, or some other similar proceeding or liquidity constraint, might make it unlikely that our group would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our group’s products and services, which could have a material adverse effect on our group’s business, financial condition and results of operations.
Our Brazilian business is dependent on a sole customer for the majority of our revenues. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to the risk that current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.
Our group endeavors to minimize risk wherever possible by structuring our group’s contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), however it is possible that the take-or-pay arrangements may not be fully effective. In addition, the contract terms are finite and in some cases the contracts contain termination or suspension rights for the benefit of the customer.
Certain of our group’s assets with revenues contracted under contracts will be subject to re-contracting risk in the future. Our group cannot provide assurance that we will be able to re-negotiate these contracts once their terms expire, or that even if we are able to do so, that our group will be able to obtain the same prices or terms our group currently receives. If our group is unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our group’s business, financial condition, results of operation and prospects could be adversely affected.
22        Brookfield Infrastructure Corporation

Our group relies on tolling and revenue collection systems.
Revenues at some of our group’s assets depend on reliable and efficient tolling, metering or other revenue collection systems. There is a risk that, if one or more of our group’s businesses are not able to operate and maintain these tolling, metering or other revenue collection systems in the manner expected, or if the cost of operation and maintenance is greater than expected, our group’s assets, business, financial condition, and risks of operations could be materially adversely affected. Users of our group’s facilities who do not pay tolls or other charges may be subject to either direct legal action from the relevant business, or in some cases may be referred to the state for enforcement action. Our group bears the ultimate risk if enforcement actions against defaulting customers are not successful or if enforcement actions are more costly or take more time than expected.
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over our group and we are highly dependent on the Service Providers.
Brookfield is the sole shareholder of the partnership’s general partner and holds, directly and indirectly, approximately 19.3% of our exchangeable shares. In addition, Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 79.8% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries, including NTS. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
Brookfield has no obligation to source acquisition opportunities for our group and our group may not have access to all infrastructure acquisitions that Brookfield identifies.
Our ability to grow depends on Brookfield’s ability to identify and present our group with acquisition opportunities. However, Brookfield has no obligation to source acquisition opportunities for our group. In addition, Brookfield has not agreed to commit to our group any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:
•there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;
Brookfield Infrastructure Corporation     23

•it is an integral part of Brookfield’s (and our group) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which our group will be entitled;
•the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for our group are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for our group;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for our group. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying assets may not be consistent with our acquisition strategy and, therefore, may not be suitable for our group, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for our group and will limit our group’s ability to participate in certain acquisitions; and
•in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk return profile of the opportunity, its fit with the balance of our group’s investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, partnership or consortium.
In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our group’s own interests. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D.–“Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
24        Brookfield Infrastructure Corporation

The departure of some or all of Brookfield’s professionals could prevent us and Brookfield Infrastructure from achieving our objectives.
Our group depends on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our group’s ability to achieve its objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our group’s ability to achieve its objectives. The Master Services Agreement does not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.
Brookfield’s and Brookfield Infrastructure’s ownership position of our company entitles them to a significant percentage of our dividends, and Brookfield may increase its ownership relative to other shareholders.
Brookfield owns, directly and indirectly, approximately 19.3% of our exchangeable shares, entitling it to all dividends exchangeable shareholders will receive. In addition, Brookfield Infrastructure owns all of the issued and outstanding class B shares of our company, which represent a 75% voting interest, and all of the issued and outstanding class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 79.8% voting interest in our company. Brookfield Infrastructure’s ownership of class C shares entitles it to receive dividends as and when declared by our board. Accordingly, Brookfield and Brookfield Infrastructure’s ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.

Brookfield Infrastructure Corporation     25

None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any fiduciary duties to act in the best interests of our shareholders or the partnership’s unitholders.
None of British Columbia corporate law, the Master Services Agreement and our other arrangements with Brookfield impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature.
Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our shareholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield and Brookfield Infrastructure, on the other hand. For example, our board mirrors the board of the general partner of the partnership, except that our board has one additional non-overlapping board member to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. In certain instances, the interests of Brookfield or Brookfield Infrastructure may differ from the interests of our company and our shareholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our company, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our company and our shareholders.
Brookfield holds, directly and indirectly, approximately 19.3% of our exchangeable shares. In accordance with our articles, the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares (which carry one vote per exchangeable share), and except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company, and class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. As a result, Brookfield is able to control the election and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercises substantial influence over our group.
26        Brookfield Infrastructure Corporation

In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management services to us pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure will pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of Brookfield Infrastructure. We reimburse Brookfield Infrastructure for our proportionate share of such fee. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by Exchange LP in connection with Brookfield Infrastructure’s acquisition of an effective 30% interest in Enercare) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special GP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units) as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in Holding LP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our company or our shareholders.
Brookfield Infrastructure’s arrangements with Brookfield were negotiated in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.
The terms of Brookfield Infrastructure’s arrangements with Brookfield, that apply to our company, were effectively determined by Brookfield. These terms, including terms relating to compensation, contractual or fiduciary duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties.
The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our company takes in following or declining to follow their advice or recommendations. The liability of the Service Providers under the Master Services Agreement is similarly limited, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, our company has agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to our company.
Brookfield Infrastructure Corporation     27

The role and ownership of Brookfield may change.
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our group, and Brookfield may sell the units or exchangeable shares that it holds in the partnership or our company, respectively. Brookfield may sell or transfer all or part of its interests in the Service Providers without the approval of our group, which could result in changes to the management of our group and its current growth strategy. Additionally, our group cannot predict with any certainty the effect that any changes in ownership level of Brookfield of our group would have on the trading price of our exchangeable shares, the units or our group’s ability to raise capital or make investments in the future. As a result, the future of the group would be uncertain and our group’s business, financial condition and results of operations may suffer.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of the partnership is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions - Relationship with Brookfield — Relationship Agreement” and Item 7.B “Related Party Transactions - Relationship with Brookfield — Licensing Agreement” for more details.
28        Brookfield Infrastructure Corporation

We guarantee certain debt obligations of Brookfield Infrastructure, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
Canada SubCo, a wholly-owned subsidiary of our company, has agreed to fully and unconditionally guarantee certain unsecured debt securities and preferred securities issued by Brookfield Infrastructure, as well as Brookfield Infrastructure’s obligations under certain credit facilities, thereby causing us to become liable for such obligations. In light of the guarantees, our company is exposed to the credit risk of Brookfield Infrastructure. If Brookfield Infrastructure is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B “Related Party Transactions - Relationship with Brookfield Infrastructure — Credit Support” for more details.
Risks Relating to our Company
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and therefore we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and, in addition to contemplating identical dividends to the distributions paid on one unit, each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Description of Our Share Capital—Exchange by Holder—Adjustments to Reflect Certain Capital Events.” Our company currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. As a result, the business operations of Brookfield Infrastructure, and the market price of the units, are expected to have a significant impact on the market price of the exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Exchangeable shareholders will have no ability to control or influence the decisions or business of Brookfield Infrastructure.
Our company is a newly formed corporation with no separate operating history and any historical and pro forma financial information does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.
Our company was formed on August 30, 2019 and has only recently commenced its activities. Although our assets and operating businesses have been under the Brookfield Infrastructure’s control prior to the formation of our company, their combined results have not previously been reported on a stand-alone basis and any historical and pro forma financial statements may not be indicative of our future financial condition or operating results and will make it difficult to assess our ability to operate profitably and pay dividends to our shareholders.

Brookfield Infrastructure Corporation     29

Our company is a holding company and its material assets consist solely of interests in our operating subsidiaries.
Our company has no independent means of generating revenue. We depend on distributions and other payments from our operating businesses to provide us with the funds necessary to meet our financial obligations. Our operating businesses are legally distinct from our company and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Our operating businesses will generally be required to service their debt obligations before making distributions to our company.
Our company is a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.
Although our company is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently intend to follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as our company is externally managed by the Service Providers pursuant to the Master Services Agreement, we do not have a compensation committee. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively), as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
Our company’s operations in the future may be different than our current business.
Our operations are currently utilities businesses, but we may own interests in other infrastructure operations in the future. Brookfield Infrastructure’s operations today include utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. The risks associated with the operations of Brookfield Infrastructure, or our future operations, may differ than those associated with our business.
30        Brookfield Infrastructure Corporation

Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940, or the Investment Company Act (and similar legislation in other jurisdictions) and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our company and our operating subsidiaries, the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of our exchangeable shares.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our exchangeable shares.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Our group uses leverage and such indebtedness may result in our group or our group’s operating businesses being subject to certain covenants that restrict our group’s ability to engage in certain types of activities or to make distributions to equity.
Many of our group’s operating subsidiaries, including BUUK and NTS, have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including for acquisitions. The total quantum of exposure to debt within our group is significant, and we may become more leveraged in the future.
Brookfield Infrastructure Corporation     31

Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic, market and industry developments. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/or prices for such assets. This may mean that our group is unable to realize fair value for the assets in a sale.
Our group’s credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.

Our group may acquire distressed companies and these acquisitions may subject our group to increased risks, including the incurrence of additional legal or other expenses.
As part of our group’s acquisition strategy, our group may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, our group fails to identify issues specific to a company or the environment in which our company operates, our group may be forced to later write down or write off assets, restructure our group’s operations, or incur impairment or other charges that may result in other reporting losses.
As a consequence of our group’s role as an acquirer of distressed companies, our group may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or entities within our group may have controlling or influential positions in these companies.
32        Brookfield Infrastructure Corporation

Risks Relating to the Exchangeable Shares
Our company may redeem the exchangeable shares at any time without the consent of the holders.
Our board, in its sole discretion and for any reason, and without the consent of holders of exchangeable shares, may elect to redeem all of the then outstanding exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date. In the event of such redemption, holders of exchangeable shares will no longer own a direct interest in our company and will become unitholders of the partnership or receive cash based on the value of a unit, even if such holders desired to remain holders of exchangeable shares. Such redemption could occur at a time when the trading price of the exchangeable shares is greater than the trading price of the units, in which case holders would receive units (or its cash equivalent) with a lower trading price.
See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Redemption by Issuer”. In the event that an exchangeable share held by a holder is redeemed by our company or exchanged by the holder, the holder will be considered to have disposed of such exchangeable share for Canadian income tax purposes. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” for more information.
Brookfield Infrastructure Corporation     33

Holders of exchangeable shares do not have a right to elect whether to receive cash or units upon a liquidation, exchange or redemption event. Rather, our group has the right to make such election in its sole discretion.
In the event that (i) there is a liquidation, dissolution or winding up of our company or the partnership, (ii) our company or the partnership exercises its right to redeem (or cause the redemption of) all of the then outstanding exchangeable shares, or (iii) a holder of exchangeable shares requests an exchange of exchangeable shares, holders of exchangeable shares shall be entitled to receive one unit per exchangeable share held (subject to adjustment to reflect certain capital events described in this annual report on Form 20-F and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company or the partnership) or its cash equivalent. The form of payment will be determined at the election of our group so a holder will not know whether cash or units will be delivered in connection with any of the events described above. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchangeable Shares”.
Any holder requesting an exchange of their exchangeable shares for which our company or the partnership elects to provide units in satisfaction of the exchange amount may experience a delay in receiving such units, which may affect the value of the units the holder receives in an exchange.
Each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” In the event cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the units after that date will not affect the amount of cash received. However, any holder whose exchangeable shares are exchanged for units will not receive such units for up to ten (10) business days after the applicable request is received. During this period, the market price of units may decrease. Any such decrease would affect the value of the unit consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
The partnership is required to maintain an effective registration statement in order to exchange any exchangeable shares for units. If a registration statement with respect to the units issuable upon any exchange, redemption or acquisition of exchangeable shares (including in connection with any liquidation, dissolution or winding up of our company) is not current or is suspended for use by the SEC, no exchange or redemption of exchangeable shares for units may be effected during such period.

34        Brookfield Infrastructure Corporation

The exchangeable shares may not trade at the same price as the units.
Although the exchangeable shares are intended to provide an economic return that is equivalent to the units, there can be no assurance that the market price of exchangeable shares will be equal to the market price of units at any time. If our company redeems the exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the exchangeable shares is greater than the trading price of the units, holders will receive units (or its cash equivalent) with a lower trading price. Factors that could cause differences in such market prices may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;
•actual or perceived differences in distributions to holders of exchangeable shares versus holders of the units, including as a result of any legal prohibitions;
•business developments or financial performance or other events or conditions that may be specific to only Brookfield Infrastructure or our company; and
•difficulty in the exchange mechanics between exchangeable shares and units, including any delays or difficulties experienced by the transfer agent in processing the exchange requests.
If a sufficient amount of exchangeable shares are exchanged for units, then the exchangeable shares may be de-listed.
The exchangeable shares trade on the NYSE and the TSX. However, if a sufficient amount of exchangeable shares are exchanged for units, or our company exercises our redemption right at any time including if the total number of exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one unit (subject to adjustment to reflect certain capital events described in Item 10.B “Memorandum and Articles of Association- Description of our Share Capital”), or its cash equivalent (the form of payment to be determined at the election of our group), a de-listing of the exchangeable shares would have a significant adverse effect on the liquidity of the exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.
Brookfield Infrastructure Corporation     35

The market price of the exchangeable shares and units may be volatile, and holders of exchangeable shares and/or units may lose a significant portion of their investment due to drops in the market price of exchangeable shares and/or units.
The market price of the exchangeable shares and the units may be volatile and holders of such securities may not be able to resell their securities at or above the implied price at which they acquired such securities or otherwise due to fluctuations in the market price of such securities, including changes in market price caused by factors unrelated to our company or Brookfield Infrastructure’s operating performance or prospects. Specific factors that may have a significant effect on the market price of the exchangeable shares and the units include:
•changes in stock market analyst recommendations or earnings estimates regarding the exchangeable shares or units, other companies and partnerships that are comparable to our company or Brookfield Infrastructure or are in the industries that they serve;
•with respect to the exchangeable shares, changes in the market price of the units, and vice versa;
•actual or anticipated fluctuations in our company and partnership’s operating results or future prospects;
•reactions to public announcements by our company and Brookfield Infrastructure;
•strategic actions taken by our company or Brookfield Infrastructure;
•adverse conditions in the financial market or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and
•sales of such securities by our company, Brookfield Infrastructure or significant stockholders.
Exchanges of exchangeable shares for units may negatively affect the market price of the units, and additional issuances of exchangeable shares would be dilutive to the units.
Each exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company in the future will also be exchangeable in accordance with the terms of the exchangeable shares and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
We or the partnership may issue additional shares or units in the future, including in lieu of incurring indebtedness, which may dilute holders of our equity securities. We or the partnership may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our equity holders.
Subject to the terms of any of our securities then outstanding, we may issue additional securities, including exchangeable shares, class B shares, class C shares, preference shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board may determine. Subject to the terms of any of our securities then outstanding, our board will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.
36        Brookfield Infrastructure Corporation

Similarly, under the partnership’s limited partnership agreement, subject to the terms of any preferred units then outstanding, the partnership’s general partner may issue additional partnership securities, including units, preferred units, options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the board of the partnership’s general partner may determine. Subject to the terms of any of the partnership securities then outstanding, the board of the partnership’s general partner will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in the partnership’s profits, losses and dividends, any rights to receive the partnership’s assets upon its dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of the partnership securities then outstanding, the board of the partnership’s general partner may use such authority to issue such additional partnership securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of the units.
The sale or issuance of a substantial number of our exchangeable shares, the units or other equity securities of our company or the partnership in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. We cannot predict the effect that future sales or issuances of our exchangeable shares, units or other equity securities would have on the market price of our exchangeable shares. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
Our company cannot assure you that it will be able to pay dividends equal to the levels currently paid by the partnership and holders of exchangeable shares may not receive dividends equal to the distributions paid on the units and, accordingly, may not receive the intended economic equivalence of those securities.
The exchangeable shares are intended to provide an economic return per exchangeable share equivalent to one unit (subject to adjustment to reflect certain capital events). See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” However, dividends are at the discretion of our board of directors and unforeseen circumstances (including legal prohibitions) may prevent the same dividends from being paid on each security. Accordingly, there can be no assurance that dividends and distributions will be identical for each exchangeable share and unit, respectively, in the future, which may impact the market price of these securities. Dividends on our exchangeable shares may not equal the levels currently paid by the partnership for various reasons, including, but not limited to, the following:
•our company may not have enough unrestricted funds to pay such dividends due to changes in our company’s cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in which amounts to make any future dividends will be dependent on then-existing conditions, including our company’s financial conditions, earnings, legal requirements, including limitations under British Columbia law, restrictions on our company’s borrowing agreements that limit our ability to pay dividends and other factors we deem relevant; and
•our company may desire to retain cash to improve our credit profile or for other reasons.
Brookfield Infrastructure Corporation     37

Non-U.S. shareholders are subject to foreign currency risk associated with our company’s dividends.
A significant number of our shareholders reside in countries where the U.S. dollar is not the functional currency. Our dividends are denominated in U.S. dollars but are settled in the local currency of the shareholder receiving the dividend. For each non-U.S. shareholder, the value received in the local currency from the dividend will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.
Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
The Rights Agreement will terminate on March 31, 2025.
The Rights Agreement will terminate on March 31, 2025, unless otherwise terminated earlier pursuant to its terms. After such date, holders of exchangeable shares will no longer have the benefit of the protections provided for by the Rights Agreement and will be reliant solely on the rights provided for in our company’s articles. In the event that our company or the partnership fails to satisfy a request for exchange after the expiry of the Rights Agreement, a tendering holder will not be entitled to rely on the secondary exchange rights.
See Item 10.B “Memorandum and Articles of Association - Description of Our Share Capital — Exchange by Holder” and Item 7.B “Related Party Transactions - Relationship with Brookfield — Rights Agreement”.
U.S. investors in our exchangeable shares may find it difficult or impossible to enforce service of process and enforcement of judgments against us and our board and the Service Providers.
We were established under the laws of the Province of British Columbia, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our executive officers are located outside of the United States. Certain of our directors and officers and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers and the Service Providers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers and the Service Providers. It may also not be possible to enforce against us, or our directors and officers and the Service Providers, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.
38        Brookfield Infrastructure Corporation

Risks Related to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of the partnership, our company, the Brookfield Infrastructure Holding Entities, and the Brookfield Infrastructure Operating Entities and, as a consequence, the value of the Brookfield Infrastructure assets and the ability of the partnership and our company to make distributions to unitholders and holders of exchangeable shares, respectively.
The Brookfield Infrastructure structure, including the structure of the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Infrastructure operates. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the ability of the partnership and our company to make distributions to unitholders and holders of exchangeable shares, respectively. Taxes and other constraints that would apply to the Brookfield Infrastructure entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
We may be exposed to transfer pricing risks.
To the extent that the partnership, our company, the Holding LP, the Brookfield Infrastructure Holding Entities or the Brookfield Infrastructure Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.

We believe that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
Brookfield Infrastructure Corporation     39

United States
The exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, the exchange of exchangeable shares for units by a U.S. Holder may result in the U.S. federal income taxation of any gain realized by such U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of units by Brookfield pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the U.S. Internal Revenue Code, in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend”, applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by such U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a taxable distribution equal to the amount of cash and the fair market value of property received (such as units) without any offset for a U.S. Holder’s tax basis in the exchangeable shares exchanged.
In general, if the partnership satisfies an exchange request by delivering units to a U.S. Holder pursuant to the partnership’s exercise of the partnership call right, then the U.S. Holder’s exchange of exchangeable shares for units will qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code, unless at the time of such exchange, the partnership (i) is a publicly traded partnership treated as a corporation or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the U.S. Internal Revenue Code. In the case described in (i) or (ii) of the preceding sentence, a holder that is a U.S. taxpayer may recognize gain upon the exchange. We understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on the units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently expects that a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. Accordingly, we understand that the general partner of the partnership currently expects a U.S. Holder’s exchange of exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right to qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If Section 721(a) of the U.S. Internal Revenue Code does not apply, then a U.S. Holder who exchanges exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right will be treated as if such holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.

40        Brookfield Infrastructure Corporation

Even if a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code, we understand that the general partner of the partnership currently expects for the partnership and Holding LP to immediately undertake subsequent transfers of such exchangeable shares that would result in the allocation to such U.S. Holder of any gain realized under Section 704(c)(1) of the U.S. Internal Revenue Code. Under this provision, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. If, contrary to the current expectations of the general partner of the partnership, Section 704(c)(1) does not apply as a result of any such subsequent transfers by the partnership or Holding LP of exchangeable shares transferred by a U.S. Holder for units in an exchange qualifying as tax-free under Section 721(a) of the U.S. Internal Revenue Code, then such U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its exchangeable shares deferred as a result of such exchange under Section 737 or Section 707(a) of the U.S. Internal Revenue Code, depending on whether the partnership or Holding LP were to make certain types of distributions to such U.S. Holder following the exchange.
For a more complete discussion of the U.S. federal income tax consequences of the exchange of exchangeable shares for units, see Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Ownership and Disposition of Exchangeable Shares” below. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and U.S. Holders should consult their own tax advisers regarding such consequences in light of their particular circumstances.
Distributions on exchangeable shares made to Non-U.S. Holders may be subject to U.S. withholding tax if Section 871(m) of the U.S. Internal Revenue Code applies.
Distributions on exchangeable shares made to Non-U.S. Holders generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on exchangeable shares that is treated as a deemed dividend under Section 871(m) of the U.S. Internal Revenue Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). The partnership indirectly holds stock of a U.S. corporation through the Holding LP, and the exchangeable shares are intended to be structured so that distributions are identical to distributions on units. Accordingly, the contractual arrangements relating to the exchangeable shares could be subject to Section 871(m) of the U.S. Internal Revenue Code, as discussed below.

Brookfield Infrastructure Corporation     41

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2023, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2023, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2023.
This 30% withholding tax may be reduced or eliminated under the U.S. Internal Revenue Code or an applicable income tax treaty, provided that the Non-U.S. Holder properly certifies its eligibility by providing an IRS Form W-8. If, notwithstanding the foregoing, our company is unable to accurately or timely determine the tax status of a Non-U.S. Holder for purposes of establishing whether reduced rates of withholding apply, then U.S. withholding tax at a rate of 30% may apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent under Section 871(m) of the U.S. Internal Revenue Code. A dividend equivalent may also be subject to a 30% withholding tax under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), unless a Non-U.S. Holder properly certifies its FATCA status on IRS Form W-8 or other applicable form and satisfies any additional requirements under FATCA.
Notwithstanding the foregoing, our company’s position that the contractual arrangements relating to the exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the U.S. Internal Revenue Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the exchangeable shares is uncertain. Accordingly, the IRS could challenge our company’s position and assert that the contractual arrangements relating to the exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the U.S. Internal Revenue Code or an applicable income tax treaty), to that portion, if any, of a distribution on exchangeable shares that is treated as referencing a U.S.-source dividend paid to the partnership or the Holding LP. Non-U.S. Holders should consult their own tax advisers regarding the implications of Section 871(m) of the U.S. Internal Revenue Code and FATCA for their ownership of exchangeable shares with regard to their particular circumstances.
For a more complete discussion of the U.S. federal income tax consequences to Non-U.S. Holders of owning exchangeable shares, see Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Ownership and Disposition of Exchangeable Shares” below. The U.S. federal income tax consequences of owning exchangeable shares are complex, and Non-U.S. Holders should consult their own tax advisers regarding such consequences in light of their particular circumstances.
42        Brookfield Infrastructure Corporation

Canada
Canadian federal income tax considerations described herein may be materially and adversely impacted by certain events.
If BIPC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading “Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
In general, there can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund corporations or otherwise respecting the treatment of our company will not be changed in a manner that adversely affects our shareholders, or that such tax laws will not be administered in a way that is less advantageous to our company or our shareholders.
General Risks
All of our group’s operating subsidiaries are subject to general economic and political conditions and risks relating to the markets in which our group operates.

The industries in which our group operates are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which our group operates, including, but not limited to, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our group’s growth and profitability.
The demand for services provided by our group’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset.
In addition, our group may be affected by political uncertainties in the United States and Europe, which may have global repercussions, including in markets where our group currently operates or intends to expand into in the future.
Brookfield Infrastructure Corporation     43

Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although our group has implemented response plans and mitigation measures designed to maintain its operations despite the outbreak of the virus, our group may experience in the future direct or indirect impacts from the pandemic. Such impacts have and may include delays in development or construction activities in our group’s business and reduced volumes within our transport segment. There is also some risk that our group’s contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Our group is subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.
A significant portion of our group’s current operating subsidiaries, including BUUK and NTS, are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which our group must convert to U.S. dollars prior to making distributions, and certain of our group’s operating subsidiaries have revenues denominated in currencies different from our group’s expense structure, thus exposing our group to currency risk. Fluctuations in currency exchange rates could reduce the value of cash flows generated by our operating subsidiaries or could make it more expensive for our group’s customers to purchase our services and consequently reduce the demand for our group’s services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our group’s business, financial condition and results of operations.
When managing our group’s exposure to such market risks, our group may use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments. The success of any hedging or other derivative transactions that our group enters into generally will depend on our ability to structure contracts that appropriately offset our group’s risk position. As a result, while our group may enter into such transactions in order to reduce our group’s exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the derivative transaction had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.
44        Brookfield Infrastructure Corporation

General economic and business conditions that impact the debt or equity markets could impact our group’s ability to access credit markets.
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, our group. Our group has revolving credit facilities and other short-term borrowings. The amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our group’s financial condition. Movements in interest rates could also affect the discount rates used to value our group’s assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our group’s equity value.
In addition, some of our group’s operations either currently have a credit rating or may have a credit rating in the future. A credit rating downgrade may result in an increase in the cost of debt for the relevant businesses and reduced access to debt markets.
Some assets in our group’s portfolio have a requirement for significant capital expenditure. For other assets, cash, cash equivalents and short-term investments combined with cash flow generated from operations are believed to be sufficient for it to make the foreseeable required level of capital investment. However, no assurance can be given that additional capital investments will not be required in these businesses. If our group is unable to generate enough cash to finance necessary capital expenditures through operating cash flow, then our group may be required to issue additional equity or incur additional indebtedness. The issue of additional equity would be dilutive to existing shareholders at the time. Any additional indebtedness would increase our group’s leverage and debt payment obligations, and may negatively impact our group’s business, financial condition and results of operations.
Our group’s business relies on continued access to capital to fund new investments and capital projects. While our group aims to prudently manage our group’s capital requirements and ensure access to capital is always available, it is possible our group may over commit ourselves or misjudge the requirement for capital or the availability of liquidity. Such a misjudgment may require capital to be raised quickly and the inability to do so could result in negative financial consequences or in extreme cases bankruptcy.
All of our group’s operating subsidiaries are subject to changes in government policy and legislation.
Our group’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative practices over which our group has no control such as: the regulatory environment related to our group’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms, including changes to the administration of the London Inter-bank Offered Rate (“LIBOR”); currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our group’s operating subsidiaries are located or conduct business or the countries in which the customers of our group’s operating subsidiaries are located or conduct business or both.
Brookfield Infrastructure Corporation     45

In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our group’s utility, transport and energy operations, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us our group. For example, the withdrawal of the U.K. from the European Union in January 2020 may contribute to further global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the U.K. and the European Union, which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe and have a material adverse effect on our business, financial condition and results of operations.
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds, and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create risks and challenges for our group. For example, the gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions including potential contract repricing. In addition, the discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. This may result in market uncertainty until a new benchmark rate is established and potentially increased costs under such agreements.

Our group may be exposed to natural disasters, weather events, uninsurable losses and force majeure events.
Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars and labor strikes. The assets of our group’s infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.
Given the nature of the assets operated by our group’s operating subsidiaries, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. The ability of our group’s operating subsidiaries to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns our group receives.
46        Brookfield Infrastructure Corporation

Performance of our group’s operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Performance of our group’s operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements. Our group’s current operations or other business operations have workforces that are unionized or that in the future may become unionized and, as a result, are required to negotiate the wages, benefits and other terms with many of their employees collectively. If an operating entity were unable to negotiate acceptable contracts with any of its unions as existing agreements expire, it could experience a significant disruption of its operations, higher ongoing labor costs and restrictions on its ability to maximize the efficiency of its operations, which could have a material adverse effect on its business, financial condition and results of operations.
In addition, in some jurisdictions where our group has operations, labor forces have a legal right to strike, which may have an impact on our group’s operations, either directly or indirectly, for example if a critical upstream or downstream counterparty was itself subject to a labor disruption which impacted our ability to operate. Our group’s operating subsidiaries are exposed to occupational health and safety and accident risks. Infrastructure projects and operational assets are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.

Our group’s operations are exposed to occupational health and safety and accident risks.
Infrastructure projects and operational assets are highly exposed to the risk of accidents that may give rise to personal injury, loss of life, disruption to service and economic loss. Some of the tasks undertaken by employees and contractors are inherently dangerous and have the potential to result in serious injury or death.
Our group’s operating subsidiaries are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Occupational health and safety legislation and regulations differ in each jurisdiction. Any breach of these obligations, or serious accidents involving our group’s employees, contractors or members of the public could expose them to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of our operating entities and our ability to make distributions. Furthermore, where our group does not control a business, our group has a limited ability to influence health and safety practices and outcomes.
Brookfield Infrastructure Corporation     47

Many of our group’s operations are subject to economic regulation and may be exposed to adverse regulatory decisions.
Our group’s operations are subject to economic regulation and may be exposed to adverse regulatory decisions. Due to the essential nature of some of the services provided by our group’s assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our group’s operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our group’s facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our group’s operations are entitled to charge, cannot be determined with any certainty, as our group does not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our group’s operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of our group.
Our group’s infrastructure business is at risk of becoming involved in disputes and possible litigation.
Our group’s infrastructure business is at risk of becoming involved in disputes and possible litigation, the extent of which cannot be ascertained. Any material or costly dispute or litigation could adversely affect the value of the assets or future financial performance of our group. In addition, as a result of the actions of the operating subsidiaries, our group could be subject to various legal proceedings concerning disputes of a commercial nature, or to claims in the event of bodily injury or material damage. The final outcome of any proceeding could have a negative impact on the business, financial condition or results of operations of our group during a given quarter or financial year.
Our group’s operating subsidiaries’ ability to finance our operations is subject to various risks relating to the state of the capital markets.
Our group’s financing strategy involves both the issuance of partnership level equity and the issuance of corporate debt. Our group, including BUUK and NTS, has corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. As such, a number of risks arise with respect to refinancing our group’s existing indebtedness, including, among other factors, dependence on continued operating performance of our group’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of our group’s credit risk at such time. In addition, certain of our group’s financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our group’s cash flow may be required to service indebtedness.
Future acquisitions, development and construction of new facilities and other capital expenditures, including those arising from our group’s committed backlog of organic growth projects, will be financed out of cash generated from our group’s operations, borrowings and possible future sales of equity. Further, our group may look to finance transactions through our capital recycling program, resulting in the disposition of certain of our group’s assets. As a large portion of our group’s capital is invested in physical assets and securities, relying on capital recycling as a means of financing could be difficult, as such assets can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our group’s ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which our group operates.
48        Brookfield Infrastructure Corporation

In addition to the above, our group’s ability to obtain financing to finance our group’s growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our group’s assets, future electricity market prices, the level of future interest rates and investors’ assessment of our group’s credit risk at such time, and investor appetite for investments in infrastructure assets in general and in our group’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our group’s business, financial condition, results of operations and prospects may be materially adversely affected.
Changes in our group’s credit ratings may have an adverse effect on our group’s financial position and ability to raise capital.
Our group cannot assure you that any credit rating assigned to us or any of our subsidiaries’ debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group’s financial position and ability to raise capital.

Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
Our group may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by our employees or those of Brookfield (including those in parts of the Brookfield group that do not engage or interact with Brookfield Infrastructure), inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. Both Brookfield and our group operate in different markets and rely on our group’s employees to follow our group’s policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by a focus on enterprise-wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. However, these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.
Brookfield Infrastructure Corporation     49

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company was established on August 30, 2019 by Brookfield Infrastructure to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure. Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil and of regulated distribution operations in the U.K., but upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
Although our current operations are utilities located in the U.K. and Brazil, shareholders have exposure to eight markets across the transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In making an investment decision relating to our securities, investors should carefully consult the documents prepared by the partnership.
Our group’s mission is to own and operate a globally diversified portfolio of high-quality infrastructure assets that will generate sustainable and growing distributions over the long-term for our shareholders. To accomplish this objective, our group will seek to leverage its operating segments to acquire infrastructure assets and actively manage them to extract additional value following our group’s initial investment. As the business matures and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our group’s strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. Our group focuses on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Our group targets a total return of 12% to 15% per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses FFO to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detail.
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO. The partnership targets 5% to 9% annual distribution growth in light of growth it foresees in its operations.
50        Brookfield Infrastructure Corporation

On February 2, 2021, the board of directors of the general partner of the partnership approved a 5% increase in the partnership’s quarterly distribution to $0.51 per unit (or $2.04 per unit annualized). Over the last 10 years, the partnership has increased its annual distribution from $0.79 per unit to $2.04 per unit, a compound annual growth rate of 10%.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on February 2, 2021, our board approved a quarterly dividend of $0.51 per exchangeable share (or $2.04 per exchangeable share annualized), starting with the dividend to be paid in March 2021.
Currently, the Service Providers, which are wholly-owned subsidiaries of Brookfield, provide certain management, administrative and advisory services to Brookfield Infrastructure for a fee pursuant to the Master Services Agreement. Our company is also externally managed by the Service Providers. See Item 6.A “Directors and Senior Management - Our Master Services Agreement”.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bip.brookfield.com/bipc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, our website does not form part of this annual report on Form 20-F.
History and Development of our Business
Our company was formed as a corporation established under the BCBCA on August 30, 2019 and is a subsidiary of the partnership. Brookfield is our company’s ultimate parent. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, 10281, United States.
On March 30, 2020, the partnership contributed its U.K. regulated distribution operation and Brazilian regulated gas transmission operation to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed a special distribution whereby unitholders, as of record date March 20, 2020, received one exchangeable share for every nine units held (the “special distribution”). A subsidiary of the partnership owns all of the issued and outstanding class B shares which represent a 75% voting interest in our company, and all of the issued and outstanding class C shares of our company. The class C shares entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option. Subsequent to the offering, Brookfield holds approximately 19.3% of the issued and outstanding exchangeable shares of our company and holds an approximate 4.8% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 79.8% voting interest in our company subsequent to the secondary offering.
Brookfield Infrastructure Corporation     51

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owner and operators. Our company, through its subsidiaries, is an owner and operator of regulated utility investments in South America and the U.K. As of December 31, 2020, we own interests in a regulated gas and electricity business in the U.K., and a regulated natural gas transmission business in Brazil. Over 90% of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
Our operating segments are summarized below:
Overview
Our business is comprised of a U.K. regulated distribution operation and a Brazilian regulated natural gas transmission operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our utilities segment’s revenues are regulated or contractual.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
•Approximately 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 3.6 million gas and electricity connections
•Approximately 1.5 million installed smart meters
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B “Liquidity and Capital Resources— Capital Backlog and Capital Expenditures”.

52        Brookfield Infrastructure Corporation

Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 9 years. These assets operate as authorizations that expire between 2039 and 2041.
Strategic Position
Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, with 100% of its 158 million cubic meter capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 9 years
Regulatory Environment
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels (“ANP”). Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital fixed for the term of the agreement. These assets operate as authorizations that expire between 2039 and 2041, upon which the assets will revert back to the government.
Growth Opportunities
We believe that attractive growth opportunities exist for our transmission operation. Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon intensive energy solution for both home and industry.
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.6 million connections.
Strategic Position
Our regulated distribution operation is critical to the markets in which it is located. Our system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. The operation generates stable cash flows underpinned by a diverse customer base throughout England, Scotland and Wales. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users.
Brookfield Infrastructure Corporation     53

Regulatory Environment
Our regulated distribution operation competes with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 20 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.

Growth Opportunities
We believe that our regulated distribution operation will be able to grow organically. Growth in our operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the establishment of new product offerings such as water, fiber, and district energy, which will increase our bundled service offering to new and existing customers. In addition, we continue to benefit from participation in the U.K. smart meter roll out program as we installed approximately 280,000 smart meters from U.K. energy retailers in 2020, bringing our total installed meters to approximately 1.5 million smart meters to date. We believe we have the opportunity to bring the total portfolio to 2.1 million meters based on our existing agreements.
Our Growth Strategy
Our group’s vision is to be a leading owner and operator of high-quality infrastructure assets. We will seek to grow by deploying our group’s operations-oriented approach to enhance value and by leveraging our group’s relationship with Brookfield to pursue acquisitions. To execute our group’s strategy, we seek to:
•incorporate our group’s technical insight into the evaluation and execution of acquisitions;
•maintain a disciplined approach to acquisitions;
•actively manage our group’s assets to improve operating performance; and
•employ a hands-on approach to key value drivers such as capital investments, development projects, follow-on acquisitions and financings.
We believe that our group’s relationship with Brookfield will provide us with competitive advantages in comparison with a stand-alone infrastructure company in the following respects:
•ability to leverage Brookfield’s transaction structuring expertise;
•ability to pursue acquisitions of businesses that own infrastructure assets together with other assets that have a riskier cash flow profile;
•ability to acquire assets developed by Brookfield through its operating platforms; and
•ability to participate alongside Brookfield and in or alongside Brookfield-sponsored or co-sponsored consortiums, partnerships and companies.

54        Brookfield Infrastructure Corporation

Intellectual Property
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement that Brookfield Infrastructure has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions - Relationship with Brookfield - Licensing Agreement”.
Governmental, Legal and Arbitration Proceedings
Our group, and our company specifically may be named as a party in various claims and legal proceedings which arise in the ordinary course of business. Our group has not been in the previous 12 months and is not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our company’s financial position or profitability nor is our company aware of such proceedings that are pending or threatened.
Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Infrastructure and our company or for their benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 1,700 individuals within the U.K. and Brazil.
Environmental, Social and Governance (“ESG”) Management
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure - Brookfield and the Service Providers,” Brookfield has an approximate 28.5% interest in our group, and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement.
Grounded in our group’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term creating value for our unitholders and shareholders. We understand that well-run businesses are those that have a solid moral authority from all stakeholders to execute their business plans.
ESG management is fully integrated into the full asset life cycle from initial due diligence through the investment management process. We understand that good governance is essential to sustainable business operations. ESG is guided by Brookfield’s ESG Steering Committee, which comprises senior executives at Brookfield and each of its major business operations. The ESG Steering Committee’s mandate is to set the ESG strategy, oversee and coordinate ESG initiatives, share best practices across businesses and encourage improvements in ESG performance.

Brookfield Infrastructure Corporation     55

The measurement and reduction of greenhouse gas (“GHG”) emissions over time has become a key area of focus for investors. Each of Brookfield’s public entities and institutional funds, including our partnership, are striving towards net zero emissions on an avoided carbon, Scope 1 and Scope 2 basis. On that basis, Brookfield Asset Management (“BAM”) is currently net negative across its entire $600 billion asset portfolio, largely due to its ownership of one of the world’s largest pure-play renewable power businesses. Through our affiliation with BAM, not only will we benefit from broad expertise regarding the implementation and maintenance of industry-leading ESG policies and protocols, but also the ability to offset and avoid our current emissions using favorable group-level attributes.

2020 Highlights
In 2020, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
We have continued to integrate ESG into our investment management decision making by formally incorporating guidance developed by the Sustainability Accounting Standards Board (“SASB”), a globally recognized standard-settings organization for ESG information, into our ESG Due Diligence Guidelines. Our investment teams leverage SASB guidance to ensure consideration of material ESG risks and opportunities as investments are evaluated.
Climate change mitigation and adaptation continues to be a key area of focus and we have made progress in a number of areas:
•We advanced our alignment with the Task Force on Climate-related Financial Disclosures (TCFD), a globally recognized framework for assessing climate change risks and opportunities.
•We completed the measurement of greenhouse gas (GHG) emissions for our asset manager and obtained a high-level understanding of Brookfield’s carbon footprint, guided by the principles of the GHG Protocol. Using this information, we have implemented carbon measurement and reduction programs across our businesses. We will track and report GHG emissions consistent with the Partnership for Carbon Accounting Financials (“PCAF”) standards, and we will develop and regularly publish decarbonization plans consistent with the Paris agreement.
Brookfield became a signatory to the United Nations-supported Principles for Responsible Investment (PRI) in early 2020. In line with PRI’s reporting process, we look forward to preparing for our first official PRI reporting submission, which we expect to take place in 2022.
As part of Brookfield’s social initiatives, we have progressed our commitment to both diversity and inclusion into our culture. Notably, we are broadening our efforts beyond gender. As part of this, we created an internal Global Diversity Advisory Group, which reports directly to senior management. The mandate of the group is to provide insight into the concerns, challenges, and successes around attracting and retaining members from underrepresented groups and find ways to increase our engagement with them.
Brookfield’s ongoing efforts are reported in our annual ESG Report in more detail, which can be found on brookfield.com/responsibility.
56        Brookfield Infrastructure Corporation

Overview of ESG & the Investment Process
Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s ESG principles:
◦Ensure the well-being and safety of employees
▪Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory hiring practices.
▪Health & Safety: Aim to have zero serious safety incidents within our businesses by working toward implementing consistent health and safety principles across the organization.
◦Be good stewards in the communities in which we operate
◦Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.
◦Philanthropy: Encourage our employees to participate in the communities in which we operate.
◦Mitigate the impact of our operations on the environment
◦Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
◦Conduct business according to the highest ethical and legal/regulatory standards
◦Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.
◦Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
ESG management is embedded throughout our group’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, our group utilizes its operating expertise and Brookfield’s ESG Due Diligence Guidelines to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
To ensure ESG considerations are fully integrated in the due diligence phase, our group’s investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
Brookfield Infrastructure Corporation     57

Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. Tailored integration plans are created by those teams to ensure any material ESG-related risks identified during diligence are prioritized. This is consistent with our group’s overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which our group invests that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities. Given the size of our group’s portfolio, our businesses execute a significant number of ESG initiatives on an annual basis.
Environmental Initiatives
Our group’s businesses continuously strive to mitigate the impact of their operations on the environment. Specifically, in Brazil, our natural gas transmission business has a sustainability policy which covers environmental initiatives and programs in place to minimize any potential negative impacts in the surrounding environment. This includes a significant system integrity project, which detects and prevents pipeline failures caused by stress corrosion cracking. In an effort to minimize potential environmental risks, our team ensures appropriate maintenance programs are in place and the integrity of the pipelines are tested on a regular basis.
In addition to the initiatives described above, our natural gas transmission business has launched a Forest Offset Program, in which the operation works to remediate native forests in human-degraded areas and offset vegetation that has been cleared to build or operate new facilities. The Program has committed to remediate and offset more than 1,000 hectares in Brazil.
Our UK regulated distribution operator plays a key role in the integrated energy and utility solution of a large regeneration project in London, King’s Cross Central, supplying heat and electricity onsite. Through our district heat network, we deliver low carbon heat, electricity, high-speed fiber and wastewater services to the area. This world-class energy and utility network that we have designed, implemented and now operate, delivers ~60% savings in carbon emissions.
Social Initiatives
Our group’s priority is ensuring a safe, inclusive and diverse workplace for our employees and portfolio companies. The health and safety of our operating employees, including our contractors, is integral to our success. This is why our group targets zero serious safety incidents and encourages a culture of safe practice and leadership. To ensure this message is effectively and consistently communicated, our group holds a quarterly forum with all its portfolio companies to share best practices and lessons learned.
Our group is also deeply aware of the benefits that diversity and inclusion add to a workplace and to our group’s ability to achieve better business outcomes. Brookfield released a Positive Work Environment Policy for use by our group’s portfolio companies, which consolidates Brookfield’s previous regional harassment policies into one global policy and sets a consistent and high standard across all jurisdictions by explicitly expressing commitment to maintaining a workplace free from discrimination, violence and harassment. Further, to ensure that protecting a positive work environment is everyone’s responsibility, the policy requires all employees to report violations experienced or witnessed. Each of our group’s portfolio companies requires compliance with the Positive Work Environment Policy to ensure it is meeting these standards.
58        Brookfield Infrastructure Corporation

In Brazil, we sponsor a program to bring musical education to public schools in nine under-developed municipalities located near our pipeline. The program partnered with the Brazilian Symphonic Orchestra to provide teacher development and support to local children in learning to play instruments and perform in concerts.
Governance Initiatives
On the governance side, our group undertook several initiatives in key areas. In recent years, data privacy and cyber-security have become key ESG priorities for global companies. Our group has continued to focus on strengthening our risk mitigation in this area through a number of measures. For example, our group has established an information security steering committee, which ensures that our group’s cybersecurity efforts are aligned across the organization. In addition, our group’s cyber-security program consists of key internal and external initiatives, from vulnerability scanning of our group’s data systems to improving our group’s employees’ cyber-security awareness through mandatory firm-wide training sessions.
Emerging Markets Operations
Brookfield and its predecessor corporations have invested in Brazil for over 100 years and Brookfield Infrastructure has been invested in Brazil since its inception in 2008, with Brazilian operations including NTS. Our group and Brookfield employ a number of key practices in managing the various risks associated with the emerging markets in which they operate, including Brazil. These practices include the following:
Oversight of Subsidiaries. Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, the operations of NTS. A majority of the equity interests in NTS are held by Nova Infraestrutura Fundo de Investimento em Participações, or NIF, which is in turn externally managed by Brookfield Brasil Asset Management Investmentos Ltda., or Brookfield Brazil, a subsidiary of Brookfield. Pursuant to the Voting Agreement, our company has the right to remove Brookfield Brazil as the manager of NIF at any time.
Transfer of Funds. Brookfield, by virtue of its control of NTS, may cause NTS to make distributions to our group.
Local Management and Advisors. NTS is staffed by some personnel seconded from Brookfield and our group to NTS and resident in the local jurisdiction, which ensures a degree of oversight and control in the day-to-day operations which would not be present in a passive investment. Our group also retains legal advisors with knowledge of the local laws and regulations. Some of these legal advisors are employees of our group, and others are external counsel who work in the foreign jurisdiction and are fluent in English and the local languages, familiar with the local laws, and resident or formerly resident in the local jurisdictions.
Internal Audit. As part of our group’s internal audit plan, each year our group’s internal auditor conducts an on-site internal audit with respect to specific matters as instructed by our audit committee. The audit report is reviewed and discussed by our audit committee.
Strategic Direction. The board of directors of the general partner of the partnership is responsible for the overall stewardship of our group and, as such, supervises the management of the business and affairs of our group. Our board of directors and the board of directors of the general partner of the partnership is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively, including those that occur relating to NTS.
Brookfield Infrastructure Corporation     59

In addition to the above practices, many of Brookfield Infrastructure’s directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and the board of directors of our company are composed of directors residing in Canada, Bermuda, Mexico, the U.K. and the United States who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our group’s subsidiaries in Brazil and elsewhere in the world.
60        Brookfield Infrastructure Corporation

4.C    ORGANIZATIONAL STRUCTURE
Organizational Charts
The chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

Brookfield Infrastructure Corporation     61

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is wholly−owned by Brookfield.
(3)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption−exchange mechanism, pursuant to which Brookfield can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in Brookfield eventually owning approximately 29.3% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (including the issued and outstanding units that Brookfield owned as of December 31, 2020) but excluding Brookfield’s exchangeable shares.
(4)The Service Providers provide services to Brookfield Infrastructure pursuant to a master services agreement.
(5)Brookfield has provided an aggregate of $20 million of working capital to these holding entities through a subscription for preferred shares.
(6)Holders of the class B shares hold a 75% voting interest in our company. The class C shares are non-voting.
(7)Holders of the exchangeable shares hold a 25% voting interest in our company.
(8)As of December 31, 2020, Brookfield and its affiliates own approximately 19.3% of the issued and outstanding exchangeable shares in our company and the remaining approximate 80.7% is held by public investors.
Our Company
Our company was incorporated under the BCBCA on August 30, 2019. See Item 4.A “History and Development of Brookfield Infrastructure – History and Development of our Business”.
The Partnership
The partnerships owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time.
The partnership is a Bermudian exempted limited partnership that was established on May 21, 2007 and spun off from Brookfield on January 31, 2008.
The partnership’s sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP. The partnership serves as the Holding LP’s managing general partner and has sole authority for the management and control of the Holding LP. The partnership anticipates that the only distributions that it will receive in respect of the partnership’s managing general partnership interest and preferred limited partnership interest in the Holding LP will consist of amounts that are intended to assist the partnership in making distributions to its unitholders in accordance with the partnership’s distribution policy, to its preferred unitholders in accordance with the terms of its preferred units and to allow the partnership to pay expenses as they become due. The declaration and payment of cash distributions by the partnership is at the discretion of the general partner of the partnership.

Brookfield and the Service Providers
Brookfield has an approximate 29.3% interest in the partnership assuming exchange of the Redeemable Partnership Units. The partnership and the other Service Recipients, including our company, have each appointed affiliates of Brookfield Asset Management as their Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services provided to Brookfield Infrastructure by the Service Providers.

62        Brookfield Infrastructure Corporation

Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $600 billion of assets under management, more than 150,000 operating employees and approximately 1,000 investment professionals worldwide. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
To execute its vision of being a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for its unitholders, the partnership seeks to leverage its relationship with Brookfield and in particular, its operations-oriented approach, which is comprised of the following attributes:
•strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its target markets;
•technical knowledge and industry insight used in the evaluation, execution, risk management and financing of development projects and acquisitions;
•project development capabilities, with expertise in negotiating commercial arrangements (including offtake arrangements and engineering, procurement and construction contracts), obtaining required permits and managing construction of network upgrades and expansions, as well as greenfield projects;
•operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to enhance the value of its assets; and
•development and retention of the highest quality people in its operations.
Our group does not employ any of the individuals who carry out the current management of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for the benefit of our group under the Master Services Agreement.
The following sets forth our company’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our company.

			Ownership Interest (%)	Voting Interest (%)
Defined Name	Name of entity	Jurisdiction of Organization	2020	2020

U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	28	90
4.D   PROPERTY, PLANT AND EQUIPMENT
Our company’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and our registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. We do not directly own any real property.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Infrastructure Industry—All of our group’s infrastructure operations may require substantial capital expenditures in the future,” “—Investments in infrastructure projects prior to or during a construction or expansion phase are likely to be subject to increased risk,” “—All of our group’s operating subsidiaries are subject to changes in government policy and legislation,”, Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” regarding information on Property, Plant and Equipment on a consolidated basis.
Brookfield Infrastructure Corporation     63

ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com.
Performance Targets and Key Measures
Our group targets a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses funds from operations (“FFO”) to assess operating performance and it can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.
64        Brookfield Infrastructure Corporation

Continuity of Interests
Our company was established on August 30, 2019 by the partnership. The partnership owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The partnership’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. On March 30, 2020, the partnership contributed two regulated utility investments in Brazil and the U.K. (the “businesses”) to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the contribution of the businesses to our company.
To reflect this continuity of interests, our consolidated financial statements provide comparative information of our company for the periods prior to March 30, 2020, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to our company have been reflected prospectively from the date of the contribution and have not been reflected in the results of operations or financial position of our company prior to March 30, 2020, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to March 30, 2020 is presented based on the historical financial information for our company as previously reported by the partnership. For the period after March 30, 2020, the results are based on the actual results of our company, including the impact of contractual relationships created or modified in association with the contribution of the businesses to our company. As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after March 30, 2020.
Brookfield Infrastructure Corporation     65

Basis of Presentation
For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020. During this period, all of the assets and liabilities presented were controlled by the partnership. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company and the partnership’s accounting policy, effective March 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to March 30, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions to which they related are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
Financial data provided has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in millions of United States Dollars (“USD”).
When we discuss our performance measures, we present our company’s proportionate share of results, in order to demonstrate the impact of key value drivers of each of these operating entities on the overall performance. Therefore, proportionate results will differ from results presented in accordance with IFRS as they exclude the share of earnings of investments not held by our company apportioned to each of the above noted items. However, net income attributable to the parent company for each operating entity is consistent with results presented in accordance with IFRS.
66        Brookfield Infrastructure Corporation

Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The partnership’s annual distribution is reviewed with the board of directors of the general partner of the partnership in the first quarter of each year.
The board of directors of the general partner of the partnership approved a 5% increase in the partnership’s quarterly distribution to $0.51 per unit (or $2.04 per unit annualized), starting with the distribution paid in March 2021. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution growth in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on February 2, 2021, our board approved an equivalent quarterly dividend of $0.51 per exchangeable share (or $2.04 per exchangeable share annualized), starting with the dividend to be paid in March 2021.
Voting Rights
Except as otherwise expressly provided in the notice of articles and articles of our company or as required by law, each holder of exchangeable shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter. The holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the articles of our company or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Holders of exchangeable shares hold an aggregate 25% voting interest in our company. Holders of class C shares have no voting rights.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing our company’s consolidated financial statements are outlined below.
Brookfield Infrastructure Corporation     67

Common control transactions
IFRS 3 (2008), Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Changes in Equity and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.
Financial instruments
Our company’s accounting policies relating to derivative financial instruments are described in Note 3(m), “Basis of Presentation and Significant Accounting Policies”, of our consolidated financial statements. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company and counterparty; estimated future cash flows; and discount rates.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 7, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2020 and 2019. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
Fair values in business combinations
Our company accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
68        Brookfield Infrastructure Corporation

Impairment of goodwill and intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other critical judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization, determination of operating segments and determination of control.
Brookfield Infrastructure Corporation     69

5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2020, 2019 and 2018:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2020	2019	2018
Revenues	$1,430	$1,619	$1,561
Direct operating costs	(244)	(244)	(236)
General and administrative expenses	(33)	(30)	(24)
Depreciation and amortization expense	(283)	(308)	(319)
Interest expense	(214)	(156)	(127)
Mark-to-market on hedging items and foreign currency revaluation	(61)	5	(4)
Remeasurement of exchangeable and class B shares	(511)	—	—
Other expense	(47)	(44)	(36)
Income tax expense	(269)	(272)	(234)
Net (loss) income	(232)	570	581
Net (loss) income attributable to the partnership	(552)	197	202
2020 vs. 2019
For the year ended December 31, 2020, our company reported net losses of $232 million, of which $552 million was attributable to the partnership. This compares to net income of $570 million for the year ended December 31, 2019, of which $197 million was attributable to the partnership. Income for the current year benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, and the impact of foreign exchange.
Total revenues decreased by $189 million relative to the prior year. Underlying gas transmission revenues in Brazil increased by $83 million due to inflation-indexation, however this was more than offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues denominated in U.S. dollars by $283 million relative to 2019. Distribution revenues in the U.K. increased primarily from the benefits of inflationary-indexation and higher volumes associated with new utility connections, which contributed additional revenues of $8 million and $31 million, respectively. These positive factors were partially offset by a $34 million reduction in connections income following a decrease in construction activity compared to the prior year.
Direct operating costs remained relatively consistent compared to the prior year as increased costs due to inflation and organic growth were offset by the impact of foreign exchange.
70        Brookfield Infrastructure Corporation

General and administrative expenses totaled $33 million for the year ended December 31, 2020, an increase of $3 million compared to the same period in 2019. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period.
Depreciation and amortization expense for the year ended December 31, 2020 was $283 million, a decrease of $25 million compared to the prior year. The decrease is predominantly due to the impact of foreign exchange of $43 million, partially offset by incremental depreciation on capital expenditures made over the last year.
Interest expense for the year ended December 31, 2020 was $214 million, an increase of $58 million compared to 2019. Interest expense increased as a result of $66 million of dividends declared and paid on our company’s exchangeable shares. Due to their exchangeable features, these shares are classified as liabilities and dividends are therefore presented as interest expense. The current year also includes interest of $39 million incurred on loans payable to the partnership which were issued on March 30, 2020. These increases were partially offset by lower interest rates on our variable rate non-recourse debt at our Brazilian regulated gas transmission business and the impact of foreign exchange which reduced interest expense by $45 million and $9 million, respectively.
Mark-to-market losses on hedging items and foreign currency revaluations totaled $61 million for the year ended December 31, 2020, compared to mark-to-market gains of $5 million in the prior year. These losses are predominantly due to unrealized foreign currency losses on loans payable to the partnership.
Remeasurement losses for the year ended December 31, 2020 were $511 million. These losses were a result of the revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement reflects the change in the public price of units based on the NYSE closing price.
Other expense for the year ended December 31, 2020 was $47 million, which remained relatively consistent with the prior year.
Income tax expense for the year ended December 31, 2020 was $269 million. This is relatively consistent with the prior year as the impact of a non-recurring deferred tax expense that was recognized as a result of an increase in U.K.’s tax rate from 17% to 19% enacted in March 2020, and an increase in taxes at our Brazilian regulated gas transmission business as a result of higher taxable revenues were more than offset by the impact of foreign exchange.
2019 vs. 2018
For the year ended December 31, 2019, our company reported net income of $570 million, of which $197 million was attributable to the partnership. This compares to net income of $581 million for the year ended December 31, 2018, of which $202 million was attributable to the partnership. Net income for the current year benefited from increased connections activity and increased capital commissioned into our rate base at our U.K. regulated distribution business, and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by a $29 million increase in interest expense as a result of the issuance of $1.5 billion of senior notes at our Brazilian regulated gas transmission business, and the impact of foreign exchange which decreased our net income in U.S. dollars by $53 million.
Brookfield Infrastructure Corporation     71

Total revenues increased by $58 million relative to the prior year. Gas transmission revenues increased by $125 million due to inflationary increase to our tariffs. This increase was partially offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues denominated in U.S. dollars by $96 million relative to 2018. Distribution revenues in the U.K. increased primarily from the benefits of inflationary-indexation and higher volumes associated with new utility connections, which contributed additional revenues of $11 million and $24 million of revenues, respectively. This was partially offset by the impact of foreign exchange which lowered revenues by $14 million. Revenues earned from the installation of new utility connections totaled $152 million in the current year, an increase of $13 million compared to 2018 levels due to higher levels of new housing starts in the U.K.
Direct operating costs increased by $8 million compared to the prior year. Direct operating costs associated with gas transportation services in Brazil decreased by $1 million as the impact of inflation was more than offset by a weaker Brazilian real which reduced costs by $10 million. Direct costs associated with our U.K. distribution business increased by $14 million due to higher in-place connections relative to the prior year, partially offset by the impact of foreign exchange of $5 million.
General and administrative expenses totaled $30 million for the year ended December 31, 2019, an increase of $6 million compared to the same period in 2018. This line item primarily consists of the base management fee that is paid to Brookfield based on the partnership’s market value plus net recourse debt, and allocated to our Business based on estimated proportionate fair value. The base management fee increased from the prior year due to an increase to the partnership’s market value plus net recourse debt primarily as a result of a higher unit trading price.
Depreciation and amortization expense for the year ended December 31, 2019 was $308 million, a decrease of $11 million compared to the prior year. The decrease is predominantly due to the impact of foreign exchange of $21 million, partially offset by the impact of higher asset values from our annual revaluation process and capital expenditures made during the year.
Interest expense for the year ended December 31, 2019 was $156 million, an increase of $29 million compared to the same period in 2018. Interest expense increased predominantly due to a full year of contribution from the issuance of $1.5 billion of five-year senior notes at our Brazilian regulated gas transmission business in May 2018.
Mark-to-market gains on hedging items for the year ended December 31, 2019 were $5 million compared to losses of $4 million for the twelve-month period ended December 31, 2018. Amounts in both the current and comparative period consist primarily of mark-to-market movements on hedging activities at our U.K. regulated distribution business.
Other expense for the year ended December 31, 2019 was $44 million, an increase of $8 million compared to the prior year predominantly due to increased accretion expense on deferred consideration at our Brazilian regulated gas transmission business.
Income tax expense for the twelve-month period ended December 31, 2019 was $272 million, an increase of $38 million from the prior year. The increase is primarily due to income tax associated with higher earnings from our Brazilian regulated gas transmission business.
72        Brookfield Infrastructure Corporation

Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2020, and December 31, 2019:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2020	December 31, 2019
Cash and cash equivalents	$192	$204
Property, plant and equipment	5,111	4,497
Intangible assets	2,948	3,936
Total assets	9,344	9,853
Exchangeable and class B shares	2,221	—
Non-recourse borrowings	3,477	3,526
Loans payable to Brookfield Infrastructure	1,143	—
Total liabilities	9,916	6,576
Equity in net assets attributable to the partnership	(1,722)	1,654
Total equity	(572)	3,277
Total assets were $9.3 billion at December 31, 2020, compared to $9.9 billion at December 31, 2019. During the year ended December 31, 2020, our company added $0.4 billion to property, plant, and equipment, however, these increases were more than offset by the impact of foreign exchange which lowered U.S. dollar assets by $0.9 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2020, resulting in a gain from revaluation of $215 million. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted to date by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance on March 31, 2020, the shares were recognized at their fair value of $38.09 per share based on the NYSE opening price of one unit. Subsequent to initial recognition, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit. As at December 31, 2020, the shares were remeasured to reflect the NYSE closing price of one unit, $49.40 per share.
Non-recourse borrowings decreased by $49 million to $3,477 million at December 31, 2020. Additional borrowings of $171 million used to fund growth initiatives was more than offset by the impact of foreign exchange as the Brazilian real weakened relative to the U.S. dollar during the year ended December 31, 2020.
As of December 31, 2020, our company had loans payable of $1,143 million to subsidiaries of Brookfield Infrastructure. The loans are payable within 10 years and bear a weighted average interest of approximately 5% annually.
Total equity was negative $572 million at December 31, 2020, compared to positive $3,277 million at December 31, 2019. The decrease is mainly due to the change in capital structure of our company upon transfer of the Brazilian regulated transmission business and the U.K. regulated distribution business from the partnership to our company in exchange for consideration which included intercompany loans and exchangeable shares of our company that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation     73

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2020	2019	2018	2020 vs 2019	2019 vs 2018	2020	2019	2018	2020 vs 2019	2019 vs 2018
Brazilian real	0.1924	0.2481	0.2581	(22)%	(4)%	0.1939	0.2534	0.2736	(23)%	(7)%
British pound	1.3670	1.3255	1.2760	3%	4%	1.2840	1.2767	1.3350	1%	(4)%
The net assets of our U.K. regulated distribution business and our Brazilian regulated transmission business represent 67% and 33%, respectively, of our equity in foreign subsidiaries.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2020	2019	2018
Brazilian real	$(550)	$(116)	$(658)
British pound	57	57	(67)
	(493)	(59)	(725)
Currency hedges	5	5	4
	$(488)	$(54)	$(721)
Attributable to:
The partnership	$(100)	$17	$(237)
Non-controlling interests	(388)	(71)	(484)
	$(488)	$(54)	$(721)
The impact of foreign currency translation on our company, including those attributable to non-controlling interests for the year ended December 31, 2020, was a reduction to equity of $488 million (2019: $54 million, 2018: $721 million). The reduction of equity during the year ended December 31, 2020 was primarily the result of the Brazilian real weakening by 22%.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2020, the average exchange rate of the Brazilian real weakened by 23%, reducing our revenues and net income in U.S. dollars while the British pound remained relatively consistent with the prior year.

74        Brookfield Infrastructure Corporation

Summary of Quarterly Financial Information

	2020				2019
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$375	$349	$322	$384	$406	$406	$404	$403
Net (loss) income	(17)	(222)	(194)	201	145	141	143	141
Net (loss) income attributable to the partnership	(102)	(301)	(266)	117	51	50	48	48
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. During the year ended December 31, 2020, our company’s revenue increased, on a constant currency basis, by $90 million in comparison to the prior year. This increase was more than offset by the impact of the depreciation of the Brazilian real which reduced our revenues denominated in U.S. dollars by $283 million relative to 2019 and was the primary driver of quarter on quarter revenue variances. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the year ended December 31, 2020, revaluation losses totaled $511 million.

Summary Financial Information Related to the Partnership
As the market price of our exchangeable shares is expected to be significantly impacted by the market price of the units and the combined business performance of our group as a whole, we are providing the following summary financial information regarding the partnership. For further details please review the partnership’s periodic reporting referenced in the introductory section of this MD&A.

US$ MILLIONS	For the year ended December 31,
IFRS measures	2020	2019	2018
Revenue	$8,885	$6,597	$4,652
Net income	904	650	806

US$ MILLIONS	As of
IFRS measures	December 31, 2020	December 31, 2019
Total assets	$61,331	$56,308
Total liabilities	39,658	34,131
Total partnership capital	21,673	22,177

US$ MILLIONS	For the year ended December 31,
Non-IFRS measures	2020	2019	2018
Adjusted EBITDA(1)	$1,993	$1,899	$1,613
Funds from Operations (FFO)(1)	1,454	1,384	1,231
Adjusted Funds from Operations (AFFO)(1)	1,173	1,096	982

(1)The partnership’s definitions of these non-IFRS financial measures are consistent with that of our company. For a definition of each of these non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section within this MD&A.

Brookfield Infrastructure Corporation     75

PERFORMANCE DISCLOSURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, AFFO, and Adjusted EBITDA. FFO, AFFO, and Adjusted EBITDA are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB.
We believe our presentation of FFO, AFFO, and Adjusted EBITDA are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO, AFFO, and Adjusted EBITDA also provide investors enhanced comparability of our ongoing performance across periods. Our presentation of FFO, AFFO, and Adjusted EBITDA is consistent with the partnership.
For further details regarding our use of FFO, AFFO, and Adjusted EBITDA, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS	For the year ended December 31,
Key Metrics	2020	2019	2018
Adjusted EBITDA(1)	$512	$555	$528
Funds from Operations (FFO)(2)	401	432	428
Adjusted Funds from Operations (AFFO)(3)	388	415	412

(1)Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(2)FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(3)AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
For the year ended December 31, 2020, FFO and Adjusted EBITDA decreased by $31 million and $43 million, respectively, compared to the same period in the prior year. During the current period, FFO and Adjusted EBITDA benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. FFO further benefited from lower interest rates on our variable rate non-recourse debt at our Brazilian regulated gas transmission business. These positive factors were more than offset by the depreciation of the Brazilian real and lower connections activity at our U.K. regulated distribution business. Adjusting for a weaker Brazilian real, FFO would have increased by 4% from the same period in the prior year.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the year ended December 31, 2020
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$545	$(33)	$512
Funds from Operations (FFO)(2)	434	(33)	401
Adjusted Funds from Operations (AFFO)(3)	421	(33)	388
76        Brookfield Infrastructure Corporation

US$ MILLIONS	For the year ended December 31, 2019
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$585	$(30)	$555
Funds from Operations (FFO)(2)	462	(30)	432
Adjusted Funds from Operations (AFFO)(3)	445	(30)	415

US$ MILLIONS	For the year ended December 31, 2018
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$552	$(24)	$528
Funds from Operations (FFO)(2)	452	(24)	428
Adjusted Funds from Operations (AFFO)(3)	436	(24)	412

(1)Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(2)FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(3)AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Utilities
Results of Operations
Our company earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our company by eliminating the effect of its current capital structure and tax profile.
The following table presents our proportionate share of the rate base of our utilities business as at 2020, 2019 and 2018:

	As of December 31,
US$ MILLIONS	2020	2019	2018
Rate base	$3,485	$3,371	$3,012

Brookfield Infrastructure Corporation     77

The following table presents our proportionate share of key measures of our utilities business for the years ended 2020, 2019 and 2018:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1),(4)	$545	$585	$552
Funds from Operations (FFO)(2),(4)	434	462	452
Adjusted Funds from Operations (AFFO)(3),(4)	421	445	436

(1)Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(2)FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(3)AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(4)Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee our company pays for the periods indicated to Brookfield pursuant to the Master Services Agreement as described below in this MD&A under “Corporate, General and Administrative Services”.
2020 vs. 2019
For the year ended December 31, 2020, adjusted EBITDA and FFO for our utilities businesses were $545 million and $434 million, respectively, compared to $585 million and $462 million, respectively, in 2019. Adjusted EBITDA in the current year benefited from inflation-indexation and capital commissioned into rate base. These benefits were more than offset by lower connections activity at our U.K. regulated distribution business and the impact of foreign exchange. FFO was also impacted by the aforementioned factors but benefited from a decrease in interest expense as a result of lower interest rates on our variable rate non-recourse debt at our Brazilian regulated transmission operation.
2019 vs. 2018
For the year ended December 31, 2019, adjusted EBITDA and FFO for our utilities businesses were $585 million and $462 million, respectively, compared to $552 million and $452 million, respectively, in 2018. EBITDA in 2019 benefited from strong connections activity at our U.K. regulated distribution business, inflation-indexation and capital commissioned into rate base. FFO also benefited from the aforementioned factors, however, these positive impacts were partially offset by an increase in interest expense as a result of a full year impact of the $1.5 billion five-year senior notes at our Brazilian regulated gas transmission business, and the impact of foreign exchange, mainly caused by the depreciation of the Brazilian real against the U.S. dollar.
The following table presents the roll-forward of our proportionate rate base for the years ended 2020, 2019 and 2018:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Rate base, start of period	$3,371	$3,012	$3,190
Capital expenditures commissioned	251	287	300
Inflation and other indexation	146	168	52
Regulatory depreciation	(40)	(40)	(42)
Foreign exchange and other	(243)	(56)	(488)
Rate base, end of period	$3,485	$3,371	$3,012
78        Brookfield Infrastructure Corporation

Our rate base increased compared to the prior year as a result of new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were almost entirely offset by the impact of foreign exchange.
Capital Backlog and Capital Expenditures
Capital expenditures completed during the periods provided in the table below consist of organic growth projects at our U.K. regulated distribution business. There have been no material capital expenditures at our company’s Brazilian operations during the periods provided below. Projects include the build-out of last-mile natural gas, electricity, fiber, water, wastewater and district heating connections for the home. Additionally, during 2019 and 2020, our U.K. business has adopted approximately 510,000 installed smart meters. The table below summarizes our proportionate share of capital backlog, which represents projects that have been awarded or filed with regulators that are expected to occur over the next three years, and the historical capital expenditures for the periods presented related to our existing utility order book and contracted smart meter adoptions:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital backlog, start of period	$466	$551	$735
Additional capital project mandates	212	332	267
Less: capital expenditures	(302)	(334)	(336)
Foreign exchange and other	(11)	(83)	(115)
Capital backlog, end of period	365	466	551
Construction work in progress	258	200	145
Total capital to be commissioned	$623	$666	$696
These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of gas and electricity connections at our U.K. regulated gas distribution business that is expected to be commissioned over the next three years. Our order book currently totals over 1 million connections. Capital backlog decreased as additional capital project mandates were more than offset by capital expenditures made during the period and the impact of foreign exchange.
Corporate, General and Administrative Services
Pursuant to the Master Services Agreement, the partnership pays Brookfield an annual base management fee equal to 1.25% of the partnership’s and our company’s combined market value plus net recourse debt. The discussion below reflects the management fees pursuant to the Master Services Agreement allocated to our company for the periods presented. The allocation was based on proportionate weighted average shares outstanding during the period.
2020 vs. 2019
For the year ended December 31, 2020, the base management fee under the Master Services Agreement was $30 million, consistent with the prior year. Our company also incurred $3 million in other general and administrative expenses during the year.
2019 vs. 2018
For the year ended December 31, 2019, the base management fee under the Master Services Agreement was $30 million compared to $24 million in the prior year. The base management fee for the year ended December 31, 2019 increased from the comparative period predominantly due to a higher trading price of the units.
Brookfield Infrastructure Corporation     79

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO and Adjusted EBITDA. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, and AFFO are presented based on our proportionate share of results in operations accounted for using the consolidation method whereby we control the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
As a result, proportionate revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS.
We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do.
The tables below present the results of our company in the format that management uses to make operating decisions and assess performance.
Net income is the most directly comparable IFRS measure to FFO, AFFO, and Adjusted EBITDA. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
80        Brookfield Infrastructure Corporation

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains and losses.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our company’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our company on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We add back breakage and transaction costs as they are capital in nature. We also add back dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the partnership as these items represent the partnership’s investment in our company.
Brookfield Infrastructure Corporation     81

In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the asset base. In order to assess the long-term, sustainable operating performance of our company, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Proportionate debt is presented based on our proportionate share of borrowings obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and
•Other companies may calculate proportionate debt differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
82        Brookfield Infrastructure Corporation

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Net income	$(232)	$570	$581
Add back or deduct the following:
Depreciation and amortization	283	308	319
Income tax expense	269	272	234
Mark-to-market on hedging items and other	108	39	40
Remeasurement of exchangeable and class B shares	511	—	—
Dividends classified as interest expense and interest expense on intercompany loan	105	—	—
Other expenses	(158)	(160)	(134)
Consolidated Funds from Operations	886	1,029	1,040
FFO attributable to non-controlling interests(1)	(485)	(597)	(612)
FFO	401	432	428
Maintenance capital expenditures	(13)	(17)	(16)
AFFO	$388	$415	$412

(1)By adjusting for the amount of FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned affiliates that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the reported results of our company under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within this section.
All reconciling amounts from net income to FFO presented above are taken directly from the consolidated financial statements, and in the case of “FFO attributable to non-controlling interests”, our company’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements; FFO for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the year-ended December 31, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, remeasurement losses, and FFO attributable to non-controlling interests. Depreciation and amortization decreased from the prior year due to the impact of foreign exchange. The remeasurement losses for the year ended December 31, 2020 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE opening price of one unit on the issuance date, and the closing price of one unit on December 31, 2020, to reflect the change in contractual cash flows associated with the shares subsequent to issuance. FFO attributable to non-controlling interests decreased from the prior year as the benefit of organic growth was more than offset by the impact of foreign exchange
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $13 million for the year ended December 31, 2020 (2019: $17 million, 2018: $16 million).
Brookfield Infrastructure Corporation     83

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation methods.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Net income	$(232)	$570	$581
Add back or deduct the following:
Depreciation and amortization	283	308	319
Interest expense	214	156	127
Income tax expense	269	272	234
Mark-to-market losses and other expenses	108	39	40
Remeasurement of exchangeable and class B shares	511	—	—
Consolidated Adjusted EBITDA	1,153	1,345	1,301
Adjusted EBITDA attributable to non-controlling interests(1)	(641)	(790)	(773)
Adjusted EBITDA	$512	$555	$528

(1)By adjusting for the amount of Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the reported results of our company under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within this section.
All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted EBITDA attributable to non-controlling interests”, our company’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the year ended December 31, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, remeasurement losses, interest expense and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization decreased from the prior year due to the impact of foreign exchange. The remeasurement losses for the year ended December 31, 2020 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE opening price of one unit on the issuance date, and the closing price of one unit on December 31, 2020, to reflect the change in contractual cash flows associated with the shares subsequent to issuance. Interest expense increased compared to the prior year as a result of dividends, presented as interest expense, declared and paid on our company’s exchangeable shares and interest incurred on related party loans, issued on March 30, 2020. For the year ended December 31, 2020, our company declared and paid dividends totaling $66 million, while interest incurred on related party loans totaled $39 million. These increases were partially offset by the decrease in interest expense on our variable rate non-recourse debt at our Brazilian regulated gas transmission business. Adjusted EBITDA attributable to non-controlling interests decreased as the benefit of organic growth was more than offset by the impact of foreign exchange.

84        Brookfield Infrastructure Corporation

RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are wholly-owned subsidiaries of Brookfield.
For the periods prior to March 30, 2020, our company’s financial statements include general corporate expenses of the parent company which were not historically allocated to our company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in our company’s Consolidated Statements of Operating Results. Key decision makers of our company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect our company’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had our company been a standalone company during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Subsequent to the special distribution on March 31, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they relate to are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
The base management fee attributable to our company was $30 million for the year ended December 31, 2020 (2019: $30 million, 2018: $24 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2020, revenues of $0.5 million were generated (2019: $2 million, 2018: $4 million) and $nil expenses were incurred (2019: $nil, 2018: $nil).
Brookfield Infrastructure Corporation     85

As discussed in Note 1(b)(iii), Organization and Description of our Company in our consolidated financial statements, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As of December 31, 2020, $nil was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd. (collectively, the “Brookfield Infrastructure Debt Issuers”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Brookfield Infrastructure Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
As of December 31, 2020, our company had loans payable of $1,143 million (2019: $nil) to subsidiaries of Brookfield Infrastructure. The loans are payable within ten years and bear a weighted average interest of approximately 5% annually. Interest incurred during the year ended December 31, 2020 was $39 million (2019: $nil). The carrying value of the loan approximates its fair value.
As at December 31, 2020, our company had accounts payable of $2 million (2019: $nil) to subsidiaries of Brookfield Infrastructure and accounts receivable of $7 million (2019: $nil) from subsidiaries of Brookfield Infrastructure.
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. Subsequent to the offering, Brookfield holds approximately 19.3% of the issued and outstanding exchangeable shares of our company.

86        Brookfield Infrastructure Corporation

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2020 and 2019.
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. Our group-wide liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2020	December 31, 2019
Cash	$192	$204
Credit facilities	280	437
Drawn amounts	(109)	(373)
	363	268
Partnership liquidity	3,106	2,699
Total group liquidity	$3,469	$2,967
As of December 31, 2020, we believe that our company’s liquidity is sufficient to meet its present requirements.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.

Brookfield Infrastructure Corporation     87

On a consolidated basis as of December 31, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Non-recourse borrowing	8	$12	$—	$1,335	$109	$157	$1,873	$3,486
On a proportionate basis as of December 31, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Utilities	9	$3	$—	$544	$87	$126	$1,498	$2,258
Total proportionate non-recourse borrowings(1)	9	$3	$—	$544	$87	$126	$1,498	$2,258
Proportionate cash retained in businesses
Utilities								$57
Total proportionate cash retained								$57
Proportionate net debt
Utilities								$2,201
Total proportionate net debt								$2,201
Percentage of total proportionate non-recourse borrowings		—%	—%	24%	4%	6%	66%	100%

(1)Represents non-recourse debt to our company as the holders have recourse only to the underlying operations.
Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not attributable to our company and the impact of deferred financing costs. Management utilizes proportionate debt in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into our return on the capital that we invest at a given degree of leverage.
Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2020	December 31, 2019
Consolidated debt	$3,477	$3,526
Borrowings attributable to non-controlling interest	(1,228)	(1,409)
Deferred financing costs	9	9
Proportionate debt	$2,258	$2,126
88        Brookfield Infrastructure Corporation

Our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2020, our company has $nil (2019: $nil) foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2020.

US$ MILLIONS	GBP	BRL
Equity Investment—US$	$1,504	$141
FX contracts—US$	—	—
Net unhedged—US$	$1,504	$141
% of equity investment hedged	—%	—%
For additional information, see Note 4, “Fair Value of Financial Instruments”, Note 20, “Derivative Financial Instruments” and Note 21, “Financial Risk Management” in our consolidated financial statements.
OTHER MARKET RISKS
Inflation Risk
Certain of our operating entities are subject to inflation risk. However, we believe this is offset by the nature of our revenues which are in large part indexed to inflation. Our U.K. regulated distribution operations charge retailers’ rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of regulated asset base and escalates with inflation. Our Brazilian regulated gas transmission operation charges tariffs calculated on an inflation adjusted regulatory weighted average cost of capital.
Commodity Risk
Revenues from our Brazilian regulated gas transmission business are adjusted by a multi-factor inflation index that is designed to approximate changes in prices of the underlying components of the replacement cost of our transmission system. Due to the construction of the system, metals, such as aluminum, are a material percentage of replacement cost. Thus, changes in the price of these metals could impact future revenues.
Brookfield Infrastructure Corporation     89

CAPITAL REINVESTMENT
From a treasury management perspective, our company manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by our company. Importantly, the physical movement of cash has no relevance on our company’s ability to fund capital expenditures or make distributions.
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
•Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our utilities businesses; and
•Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing utilities assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
90        Brookfield Infrastructure Corporation

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges.
Our group has completed reviews at our U.K. and Brazilian operations within the last four years. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2020, 2019, and 2018:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2020	2019	2018
Cash from operating activities	$730	$1,083	$1,065
Cash used by investing activities	(399)	(441)	(435)
Cash used by financing activities	(317)	(514)	(568)

2020 vs. 2019
Cash from operating activities
Cash from operating activities totaled $730 million during the year ended December 31, 2020, a decrease of $353 million compared to the prior year. Operating cash flows decreased as the benefits of inflation indexation and capital commissioned into rate base were more than offset by the impact of foreign exchange, which reduced our operating cash flows denominated in U.S dollars by $193 million, interest expense paid on intercompany loans and our exchangeable shares, which are classified as liabilities, and lower connections revenue at our U.K. regulated distribution business.
Cash used by investing activities
Cash used by investing activities was $399 million during the year ended December 31, 2020, compared to $441 million in the prior year. The decrease was primarily due to timing of capital investment and fewer new connections and smart meter adoptions at our U.K. regulated distribution business compared to the prior year as a result of government imposed construction restrictions in light of the COVID-19 pandemic.
Cash used by financing activities
Cash used by financing activities was $317 million during the year ended December 31, 2020, compared to $514 million used in 2019. The decrease was primarily due to higher distributions paid to the partnership and non-controlling interest in the prior year, partially offset by a decrease in net borrowings of $90 million during the current year.

Brookfield Infrastructure Corporation     91

2019 vs. 2018
Cash from operating activities
Cash from operating activities totaled $1,083 million during the year ended December 31, 2019, which increased by $18 million from the prior year due to increases in net income adjusted for non-cash items such as mark-to-market of our foreign currency derivatives. The primary drivers of higher operating cash flow were inflation-indexation, capital commissioned into rate base and organic revenue growth that exceeded the incremental costs.
Cash used by investing activities
Cash used by investing activities was $441 million during the year ended December 31, 2019, which remained relatively consistent with the prior year. Current and prior year investing activities mainly relate to investment in long-lived assets within our U.K. regulated distribution business, including the connection of approximately 200,000 new utilities and the addition of approximately 230,000 smart meters.
Cash from financing activities
Cash used by financing activities was $514 million during the year ended December 31, 2019, as compared to $568 million generated in 2018. The decrease was primarily due to a reduction in capital provided to parent and non-controlling interests by $1,342 million, partially offset by an increase in net borrowings of $1,288 million.
SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and class B and class C shares held by the partnership. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit of the partnership. Ownership of class C shares entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

	As of
	December 31, 2020	December 31, 2019
Exchangeable shares	44,960,449	—
Class B shares	1	—
Class C shares	1,402,451	—

92        Brookfield Infrastructure Corporation

In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2020, our shareholders exchanged approximately 1.4 million exchangeable shares for an equal number of units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2020, our company declared and paid dividends on our exchangeable shares at a rate of $0.485 per share resulting in total dividends paid of $66 million. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2020, we announced that the TSX accepted a notice filed by our company of its intention to commence a normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.

Brookfield Infrastructure Corporation     93

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2021
January 1, 2021 - February 11, 2021	69.47	62.15	9,035,075

2020
January 1, 2020 - March 31, 2020	67.56	35.30	39,585,409
April 1, 2020 - June 30, 2020	59.56	49.07	31,084,436
July 1, 2020 - September 30, 2020	63.95	53.74	20,641,486
October 1, 2020 - December 31, 2020	68.65	56.96	22,740,278

2019
January 1, 2019 - March 31, 2019	50.55	43.10	29,127,353
April 1, 2019 - June 30, 2019	51.91	49.74	22,502,301
July 1, 2019 - September 30, 2019	59.41	51.00	22,378,844
October 1, 2019 - December 31, 2019	63.53	57.30	19,906,261

2018
January 1, 2018 - March 31, 2018	50.56	46.01	14,752,921
April 1, 2018 - June 30, 2018	48.53	44.18	9,762,469
July 1, 2018 - September 30, 2018	48.71	45.16	10,938,673
October 1, 2018 - December 31, 2018	48.34	40.05	14,970,701
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:
94        Brookfield Infrastructure Corporation

	Units
	High ($)	Low ($)	Volume
2021
January 1, 2021 - February 11, 2021	54.12	49.02	9,656,865

2020
January 1, 2020 - March 31, 2020	50.56	24.36	32,598,382
April 1, 2020 - June 30, 2020	44.59	34.39	33,318,393
July 1, 2020 - September 30, 2020	48.21	39.58	16,722,821
October 1, 2020 - December 31, 2020	52.59	42.82	16,756,129

2019
January 1, 2019 - March 31, 2019	37.63	31.42	19,733,181
April 1, 2019 - June 30, 2019	38.59	36.94	15,302,587
July 1, 2019 - September 30, 2019	44.59	38.81	22,721,853
October 1, 2019 - December 31, 2019	47.35	43.00	16,413,269

2018
January 1, 2018 - March 31, 2018	40.12	36.05	21,940,437
April 1, 2018 - June 30, 2018	37.72	33.86	17,313,360
July 1, 2018 - September 30, 2018	37.14	34.51	15,876,586
October 1, 2018 - December 31, 2018	36.29	29.23	19,637,088
5.C    RESEARCH AND DEVELOPMENT
Not applicable.
5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Forward-Looking Statements” in the forepart of this Form 20-F.
We believe our global scale and best-in-class operating groups provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Brookfield Infrastructure Corporation     95

Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to shareholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We are operating in a sector of the global economy that is experiencing strong growth and there is an exceptional need for capital to fund investment projects. We are utilizing our competitive strength of size, global footprint, operating capabilities and access to capital to execute on accretive projects. We believe there are opportunities to buy for value in both developed and emerging economies.
5.E    OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly-owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by the Brookfield Infrastructure Debt Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Brookfield Infrastructure Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities.
96        Brookfield Infrastructure Corporation

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2020:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$240	$1	—	$—	$—	$241
Non-recourse borrowing	12	—	1,335	266	1,873	3,486
Financial liabilities	23	969	8	31	—	1,031
Exchangeable and class B shares	2,221	—	—	—	—	2,221
Loans payable to Brookfield Infrastructure	—	—	—	61	1,082	1,143

Interest Expense:
Non-recourse borrowing	84	77	68	123	424	776
Loans payable to Brookfield Infrastructure	52	52	52	103	217	476
In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $36 million per year based on the December 31, 2020 market value of the partnership and our company ($32 million per year based on the December 31, 2019 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
5.G    SAFE HARBOR
See “Forward-Looking Statements” in the forepart of this Form 20-F.
Brookfield Infrastructure Corporation     97

ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the board of directors of our company:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	70	Chair	Director
Jeffrey Blidner Toronto, Canada	71	Director	Vice Chairman of Brookfield Asset Management
William Cox Pembroke, Bermuda	57	Director	Business Executive
John Fees(2),(4) Lynchburg, Virginia	62	Director	Non-Executive Chairman of BWXT
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	47	Director	Director
Roslyn Kelly(3) London, United Kingdom	48	Director	Senior Managing Director of Mediobanca
Rajeev Vasudeva(2) London, United Kingdom	61	Director	Senior Advisor of Egon Zehnder

(1)The business address for each of the directors is 250 Vesey Street, 15th Floor, New York NY 10281.
(2)Member of the nominating and governance committee. John Fees is the chair of the nominating and governance committee
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert. Our audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.
(4)Serves as the non-overlapping board member of our company to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. Mr. Fees served on the board of directors of the general partner of the partnership from April 22, 2013 until he resigned from such board of directors in March 2020.
Anne Schaumburg.   Anne has served as a director of our board of directors and Chair since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 - 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
98        Brookfield Infrastructure Corporation

Jeffrey Blidner. Jeffrey has served as a director of our board of directors since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since 2008. He is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of the general partner of Brookfield Renewable Partners L.P., Chairman of the general partner of Brookfield Business Partners L.P. and Chairman of Brookfield Renewable Corporation. He also serves as a Director of Brookfield Asset Management and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.
William Cox.   William has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
John Fees.   John has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since April 22, 2013. He is the Non-Executive Chairman of BWXT, having assumed this role after completing the spin-off of The Babcock & Wilcox Enterprises to its shareholders. John is a 40 year industry veteran of McDermott International and its derivative companies, having started his career in 1979 in The Babcock & Wilcox Company. While CEO of McDermott International, the Babcock & Wilcox parent, John led the company and board through the process of the spin-off and established McDermott International and The Babcock & Wilcox Company as two independent, public companies. John also led the Babcock & Wilcox board through the spin-off of its power generation business into a new company, carrying the Babcock & Wilcox name, with the remaining company being renamed BWXT. John holds a Masters of Engineering Administration from George Washington University and a Bachelor of Science, Industrial Engineering, from the University of Pittsburgh.
Roslyn Kelly. Roslyn has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since February 7, 2020. She is a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. As part of her role, Roslyn is a member of both the EXCOs of Cairn Capital, a London based diversified credit asset manager, and RAM Active Investments, a Geneva based systematic equity fund. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
Daniel Muñiz Quintanilla. Daniel has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico.
Brookfield Infrastructure Corporation     99

Rajeev Vasudeva.   Rajeev has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He most recently served as the Chief Executive Officer of Egon Zehnder for five years, where he led the establishment of its global advisory business and built its practices in India, the Middle East and Africa. He currently serves as Chairman of Centum Learning Ltd. and is a Senior Advisor to Egon Zehnder.
Additional Information About Directors and Officers
Until February 2011, the Chief Executive Officer of the Service Providers, Mr. Sam Pollock was a director of Fraser Papers Inc. (“Fraser Papers”) an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. On June 28, 2009, Fraser Papers and its subsidiaries filed for creditor protection under the Companies Creditors Arrangement Act in Canada and Chapter 15 of the U.S. Bankruptcy Code. In February 2011, the Ontario and Delaware courts overseeing these proceedings issued orders enabling the implementation of an amended plan of arrangement and compromise previously approved by Fraser Papers’ creditors, which was completed in May 2011.
Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Providers obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 150,000 operating employees and approximately 1,000 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 1,700 individuals within the U.K. and Brazil. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	54	31	26	Chief Executive Officer
Bahir Manios	42	19	16	Chief Financial Officer
David Krant	34	13	9	Senior Vice President
Ben Vaughan	48	23	20	Chief Operating Officer
Aaron Kline	41	18	12	Managing Director
Michael Ryan	49	22	11	Managing Director and General Counsel
100        Brookfield Infrastructure Corporation

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, midstream and data operations. Effective, March 1, 2021, David Krant, currently Senior Vice President, Finance of the Service Providers will replace Bahir Manios as the Chief Financial Officer. Set forth below is biographical information for Messrs. Pollock, Manios, Krant, Vaughan, Kline and Ryan:
Sam Pollock. Sam is a Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Providers. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Asset Management in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Asset Management’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
Bahir Manios.   Bahir is a Managing Partner of Brookfield Asset Management and the Chief Financial Officer of the Service Providers, where he has overall responsibility for corporate finance, reporting, tax, treasury and investor relations activities. Bahir joined Brookfield in 2004 and began his career at one of the big-four accounting firms, where he worked in the assurance and business advisory practice. A graduate of the School of Business and Economics at Wilfrid Laurier University, he is a member of the Canadian Institute of Chartered Accountants.
David Krant. David is currently Senior Vice President, Finance of the Service Providers and will become Chief Financial Officer of the Service Providers, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at Ernst & Young LLP Toronto. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Ben Vaughan. Ben is a Managing Partner of Brookfield Asset Management and Chief Operating Officer of the Service Providers. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable Group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
Aaron Kline. Aaron is a Managing Director of Brookfield and an officer of the Service Providers. Aaron has oversight responsibility for Brookfield Infrastructure’s corporate operations including leading the global tax function. Aaron joined Brookfield in 2009 and has held his current role since 2016. Prior to joining Brookfield, Aaron was with a global public accounting firm. Aaron holds a Bachelor of Business Administration from York University and is a Chartered Professional Accountant.
Brookfield Infrastructure Corporation     101

Michael Ryan. Michael is a Managing Director and General Counsel of Brookfield Infrastructure and Corporate Secretary of the company. Michael joined Brookfield in 2010, following Brookfield’s acquisition of an Australian listed company where he served as General Counsel and Company Secretary since 2004. Prior to this role, he was an Associate at a large law firm. Michael holds degrees in International Business and Law from Griffith University. He also holds a Graduate Diploma in Applied Finance from the Securities Institute of Australia.
See also information contained in this annual report on Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”
Our Master Services Agreement
Our company, like Brookfield Infrastructure, is externally managed by the Service Providers pursuant to the Master Services Agreement. There was no increase to the base management fee and incentive distribution fees paid by Brookfield Infrastructure to the Service Providers, following the completion of the special distribution, though our company is responsible for reimbursing Brookfield Infrastructure for our proportionate share of the base management fee. Our company’s proportionate share of the base management fee is calculated on the basis of the value of our company’s business relative to that of the partnership.

The following is a summary of certain provisions of the Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. The Master Services Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Appointment of the Service Providers and Services Rendered
Under the Master Services Agreement, the Service Recipients have appointed the Service Providers, as the service providers, to provide the following services, or arrange for their provision by an appropriate service provider:
•causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;
•establishing and maintaining or supervising the establishment and maintenance of books and records;
•identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalents of the operating entities;
102        Brookfield Infrastructure Corporation

•making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating entities;
•making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including dividends by our company to shareholders;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;
•attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;
•supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;
•causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;
•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;
•arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our group only for purposes of applicable securities laws;
•providing individuals to act as senior officers of Service Recipients as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
•providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.
The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under the Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Brookfield Infrastructure Corporation     103

Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We reimburse Brookfield Infrastructure for our proportionate share of such fee. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by Exchange LP in connection with Brookfield Infrastructure’s acquisition of an effective 30% interest in Enercare) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special GP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including our company, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The table below sets forth the management fees for the years ended December 31, 2020, 2019 and 2018, respectively, all of which were paid by Holding LP.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Base management fee	$30	$30	$24
To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter.
Reimbursement of Expenses and Certain Taxes
The Service Recipients, including our company, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.
The relevant Service Recipient is required to pay the Service Providers all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Providers for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of its duties and functions under the Master Services Agreement.
104        Brookfield Infrastructure Corporation

In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Providers will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.
The Service Recipients are also required to pay or reimburse the Service Provider for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from the partnership’s general partner to the Service Providers if any of the following occurs:
•the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers;
•the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Providers are grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Providers.
The Service Recipients have no right to terminate for any other reason, including if the Service Providers or Brookfield experiences a change of control. The Master Services Agreement may only be terminated with the prior unanimous approval of the partnership’s general partner’s independent directors. The Master Services Agreement expressly provides that the agreement may not be terminated by the partnership’s general partner due solely to the poor performance or the underperformance of any of our group’s operations.
The Service Providers may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to the partnership’s general partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our company.
Brookfield Infrastructure Corporation     105

If the Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions - Relationship with Brookfield — Licensing Agreement” and Item 7.B “Related Party Transactions - Relationship with Brookfield — Relationship Agreement” for further details.
Indemnification and Limitations on Liability
Under the Master Services Agreement, the Service Providers have not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Providers or any of their affiliates, will be equal to the base management fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Providers, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
Outside Activities
The Master Services Agreement does not prohibit the Service Providers or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.
6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2020, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $125,000 for serving on the board of the general partner of the partnership. The members of the audit committee, including the chair of the audit committee, received an additional $10,000 per year for serving in such positions. The chair of the audit committee also received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair). Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2020, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $140,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
106        Brookfield Infrastructure Corporation

In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 1,700 individuals within the U.K. and Brazil. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals are not compensated by our company. Instead, they are compensated by Brookfield.
6.C    BOARD PRACTICES
Board Structure, Practices and Committees
The structure, practices and committees of our company’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by our company’s articles. Our company’s board is responsible for exercising the management, control, power and authority of our company except as required by applicable law or the articles. The following is a summary of certain provisions of those articles and policies that affect our company’s governance.
Size, Independence and Composition of the Board of Directors
Our board of directors is currently set at seven directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time-to-time by a resolution of our company’s shareholders and subject to its articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE. Our board mirrors the board of the general partner of the partnership, except that there is one additional non-overlapping board member who assists us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Fees currently serves as the non-overlapping member of our board of directors. Mr. Fees served on the board of directors of the general partner of the partnership since April 22, 2013 and resigned from such board of directors shortly prior to the completion of the special distribution. Until March 31, 2021, if our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Fees will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.
Brookfield Infrastructure Corporation     107

Election and Removal of Directors
Our company’s board is appointed by its shareholders and each of its current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by our company’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director. Brookfield Infrastructure, through its ownership of class B shares, has a 75% voting interest in our company and is able to control the election and removal of directors serving on our board. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield — Brookfield exercises substantial influence over our group and we are highly dependent on the Service Providers”.
Term Limits and Board Renewal
Our nominating and governance committee reviews and assesses the qualifications of candidates to join our board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.
Our board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to our board can help us adapt to a changing business environment.
As such, the nominating and governance committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate.
Board of Directors, Committees and Director Evaluation
Our board believes that a regular and formal process of evaluation improves the performance of our board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of our board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the nominating and governance committee, which makes recommendations to our board as required. Each director also receives a list of questions for completing a self-assessment. The chair of our board also holds private interviews with each director annually to discuss the operations of our board and its committees and to provide any feedback on the individual director’s contributions.
Action by the Board of Directors
Our board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.
108        Brookfield Infrastructure Corporation

Transactions Requiring Approval by Independent Directors
Our company’s independent directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:
•any material amendment to the Master Services Agreement;
•any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
•acquisitions by us from, and dispositions by us to, Brookfield;
•approval of the protocol governing the allocation of employees between our company and the
Service Providers;
•any other material transaction involving us and Brookfield; and
•termination of, or any determinations regarding indemnification under, the Master Services Agreement.
Our conflicts protocol requires certain transactions including those described above to be approved by a majority of our company’s independent directors. Pursuant to our conflicts protocol, independent directors may grant approvals for any such transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby.
Transactions in which a Director has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with our company or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participates in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to our company at the time it is approved.
Transactions Requiring Shareholder Approval
Shareholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable corporate laws, securities laws and stock exchanges rules.
Service Contracts
There are no service contracts with directors that provide benefit upon termination of employment.
Brookfield Infrastructure Corporation     109

Director Share Ownership Requirements
We believe that directors of our company can better represent our shareholders if they have economic exposure to our company themselves. We expect that directors of our company hold sufficient exchangeable shares and/or units such that the acquisition costs of our exchangeable shares and/or units held by such directors is equal to at least two times their annual retainer, as determined by our board from time to time. Directors of our company are required to meet this requirement within five years of their date of appointment.
Audit Committee
Our company’s board is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee is responsible for assisting and advising our company’s board with matters relating to:
•our accounting and financial reporting processes;
•the integrity and audits of our financial statements;
•our compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of our independent accountants.
The audit committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls.

Our board has adopted a written policy on auditor independence, or the pre-approval policy. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the audit committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:

•bookkeeping or other services related to our company’s accounting records or financial statements;

•appraisal or valuation services or fairness opinions;

•actuarial services;

•management functions or human resources;

•legal services and expert services unrelated to the audit;

•internal audit outsourcing;

•financial information systems design and implementation; and

•certain tax services.

110        Brookfield Infrastructure Corporation

The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.

Our audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.

Our audit committee charter is filed as Exhibit 15.1 with this annual report on Form 20-F.
Nominating and Governance Committee
Our company’s board is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The nominating and governance committee is required to consist of a majority of independent directors.
The nominating and governance committee is responsible for recommending the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our company’s shareholders. The nominating and governance committee is also responsible for assisting and advising our company’s board with respect to matters relating to the general operation of our board, the governance of our company and the performance of its board and individual directors. The nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of our company concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.
Indemnification and Limitations on Liability
Articles
Under our articles, our company is required to indemnify, to the fullest extent permitted by law, among other persons, its affiliates, directors, officers, shareholders and employees against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our company’s operations and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
Insurance
Our company has the benefit of insurance coverage under which the directors of our company are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of our company, including certain liabilities under securities laws.
Brookfield Infrastructure Corporation     111

6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. Our operating subsidiaries currently employ approximately 1,700 individuals within the U.K. and Brazil. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our business, see Item 6.A “Directors and Senior Management—Our Management.”
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
112        Brookfield Infrastructure Corporation

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our exchangeable shares by each person or entity that beneficially own 5% or more of our exchangeable shares. The exchangeable shares held by our principal shareholders do not entitle such shareholders to different voting rights than those of other holders of our exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in our company and holders of the class B shares hold a 75% voting interest in our company. See Item 10.B “Description of Our Share Capital — Exchangeable Shares — Voting” and Item 10.B “Description of Our Share Capital — Class B Shares — Voting”.

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3)	8,675,193	(3)	19.3%	(3)
Partners Limited(4)	8,679,426	(4)	19.3%	(4)

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Exchangeable shares relating to securities currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)The percentages shown are based on 44,960,449 exchangeable shares issued and outstanding as of December 31, 2020.
(3)Brookfield may be deemed to be the beneficial owner of 8,675,193 exchangeable shares that it holds through wholly-owned subsidiaries. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3.
(4)Partners Limited (“Partners”) is a corporation whose principal business mandate is to hold shares of Brookfield, directly or indirectly, for the long-term. The business address of Partners Limited is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. Partners holds 85,120 Class B limited voting shares of Brookfield (the “BAM Class B Shares”), representing 100% of such shares, and 1,343,802 Class A limited voting shares of Brookfield (“BAM Class A Shares”), representing approximately 0.1% of such shares. The BAM Class B Shares entitle Partners to appoint one half of the board of directors of Brookfield. Partners may be deemed to be the beneficial owner of all exchangeable shares beneficially held by Brookfield. Partners may be deemed to have the power (together with Brookfield) to vote or direct the vote of the exchangeable shares beneficially owned by it or to dispose of such shares other than 4,233 exchangeable shares with respect to which it has sole voting and investment power. On May 14, 2020, Brookfield announced that the BAM Class B Shares will be transferred from Partners to a trust (the “Trust”). The beneficial interests in the Trust, and the voting interests in its trustee (the “Trustee”), will be held in equal parts by three entities. The Trustee will vote the BAM Class B Shares with no single individual or entity controlling the Trust. Implementation of this arrangement is subject to customary consents and regulatory approvals currently being obtained, following which the BAM Class B Shares will be transferred from Partners to the Trust for consideration per share equal to the then current market price of a BAM Class A Share.
Brookfield Infrastructure holds all of the class B shares, having a 75% voting interest in our company, and class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 80% voting interest in our company.
Brookfield Infrastructure Corporation     113

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale, multifaceted transactions across a wide spectrum of sectors and geographies.
As a global alternative asset manager, Brookfield brings a strong and proven corporate platform supporting legal, tax, operations oversight, investor reporting, portfolio administration and other client services functions. Brookfield’s management team is multi-disciplinary, comprising investment and operations professionals, each with significant expertise in evaluating and executing acquisition opportunities on behalf of itself and institutional investors.
We are an affiliate of Brookfield. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable the partnership and our company to be established as separate entities and pursue our group’s vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides our group and Brookfield Infrastructure with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 19, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.
Relationship Agreement
Brookfield Infrastructure, the Service Providers and Brookfield have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Our company, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that our group serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our group’s strategy and objectives. Our group’s acquisition strategy focuses on large scale transactions, for which our group believes there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements our group believes that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. Brookfield has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless our group is given an opportunity to participate.
114        Brookfield Infrastructure Corporation

Brookfield’s commitment to our group and our ability to take advantage of opportunities is subject to a number of inherent limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See above under Item 3.D “Risk Factors — Risks Relating to Our Group’s Relationship with Brookfield”.
Under the terms of the Relationship Agreement, Brookfield Infrastructure acknowledges and agrees that, subject to providing our group the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with our group. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Brookfield Infrastructure acknowledges and agrees that some of these entities may have objectives that overlap with our group’s objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, our group expects to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business.
Since Brookfield has large, well established operations in real estate, timberlands and renewable power that are separate from our group, Brookfield will not be obligated to provide our group with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern United States, our group will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield has also appointed an affiliate as its primary vehicle through which Brookfield will acquire renewable power assets on a global basis. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above. Our company is not entitled to terminate the Master Services Agreement or the Relationship Agreement.
Pursuant to the Relationship Agreement, Brookfield has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
•voted in favor of the election of a director (or its equivalent) approved by the entity through which our group’s interest in the relevant entity is held;
•withheld from voting for (or voted against, if applicable) the election of a director (or its equivalent) not approved by the entity through which our group’s interest in the relevant entity is held; and
•voted in accordance with the direction of the entity through which our group’s interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.
Brookfield Infrastructure Corporation     115

For these purposes, the relevant entity may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.
Under the Relationship Agreement, Brookfield Infrastructure has agreed that none of Brookfield or the Service Providers, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Providers, will be liable to our group for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.
Management Services
The Service Providers currently provide to Brookfield Infrastructure and our company management services pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management - Our Master Services Agreement”. In addition, Brookfield and its affiliates also provide management services to certain of our group’s operating subsidiaries, including NTS. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter.
Other Services and Arrangements
Brookfield may provide to our company services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See below under Item 7.B “Related Party Transactions - Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.
Rights Agreement
Brookfield entered into the Rights Agreement with the rights agent pursuant to which Brookfield has agreed that, until March 31, 2025, upon an exchange of exchangeable shares, if our company has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such exchangeable shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. The below is a summary of the key terms of the Rights Agreement.
116        Brookfield Infrastructure Corporation

Appointment of Rights Agent; Term.
The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the exchangeable shares. Pursuant to and subject to the terms and conditions set forth in our articles, a holder of exchangeable shares may request to exchange each exchangeable share, or subject exchangeable share, for one unit per exchangeable share held, subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our group) — see Item 10.B “Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events” below. Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, such unit or cash amount. Pursuant to the Rights Agreement, Brookfield has agreed that, in the event that, on the applicable specified exchange date with respect to any subject exchangeable shares, (i) our company has not satisfied its obligation under our articles by delivering the unit or cash amount and (ii) the partnership has not, upon its election in its sole and absolute discretion, acquired such subject exchangeable share from the holder thereof and delivered the unit or cash amount, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such subject exchangeable shares for the unit amount or the cash amount. The holders of exchangeable shares have a right to receive the unit amount or the cash amount in such circumstances, which we refer to as the secondary exchange rights.

The secondary exchange rights are a part of the terms of the exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the exchangeable shares.

This Rights Agreement will terminate on March 31, 2025, unless otherwise terminated pursuant to its terms as described below.
Satisfaction of Secondary Exchange Rights.
In accordance with the Rights Agreement, Brookfield has agreed to satisfy, or cause to be satisfied, the obligations with respect to the secondary exchange rights contained in our articles. The rights agent established a collateral account, and Brookfield contributed an amount of cash or securities in accordance with the Rights Agreement (as further described below) in order to enable the rights agent to exchange subject exchangeable shares for the cash amount or the unit amount in accordance with the Rights Agreement.

In accordance with our articles, our company is required to deliver a notice (“company notice”) to the rights agent and Brookfield on the specified exchange date if the conditions to the exercise of the secondary exchange rights with respect to any subject exchangeable shares have been satisfied. The company notice must set forth the unit amount and the cash amount for such subject exchangeable shares and any necessary wire transfer or other delivery instructions. Brookfield may provide notice to the rights agent by the business day immediately following receipt of the company notice, providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount. If the rights agent has not received such notice from Brookfield, the rights agent must exchange the subject exchangeable shares for a number of units held in the collateral account equal to the unit amount and promptly, and in any event within two (2) business days, deliver such units from the collateral account to the holder of the subject exchangeable shares. If there are not enough units in the collateral account to satisfy the unit amount with respect to one or more of such subject exchangeable shares, the rights agent will exchange such subject exchangeable shares for an amount of cash from the collateral account equal to the cash amount and promptly, and in any event within two (2) business days, deliver the cash amount to the holder of the subject exchangeable shares.
Brookfield Infrastructure Corporation     117

If the holder of subject exchangeable shares has not received the units amount or the cash amount by the specified exchange date, the holder of subject exchangeable shares may deliver, or cause to be delivered, a notice, or the exchanging exchangeable shareholder notice, to the rights agent and Brookfield. The exchanging exchangeable shareholder notice must set forth the number of such subject exchangeable shares and any necessary wire transfer or other delivery instructions. On the next business day following receipt of the exchanging exchangeable shareholder notice, Brookfield will provide notice to the rights agent (i) setting forth the unit amount and the cash amount for such subject exchangeable shares and (ii) either (a) providing that Brookfield has elected, in Brookfield’s sole discretion, to fund the cash amount or (b) instructing the rights agent to exchange each subject exchangeable share. Brookfield is not obligated to deliver such notice if it has determined in good faith that the conditions to the exercise of the secondary exchange right have not been satisfied. On or prior to the second business day following receipt by the rights agent of such instruction by Brookfield, the exchanging exchangeable shareholder notice and the subject exchangeable shares, the rights agent will exchange such subject exchangeable shares for the unit amount from the collateral account or, if there are not enough units in the collateral account, for the cash amount from the collateral account.

With respect to any exchange of subject exchangeable shares, Brookfield may elect to instruct the rights agent to exchange the subject exchangeable shares for the cash amount. If Brookfield makes such an election and there is not a sufficient amount of cash in the collateral account, Brookfield must deposit the required amount into the collateral account simultaneously with such election.

In connection with the exercise by a holder of the secondary exchange right with respect to any subject exchangeable shares held through the DTC, such holder will deliver to the rights agent such subject exchangeable shares pursuant to DTC’s applicable procedures. In addition, such holder will deliver to the rights agent via email on the business day prior to delivery of such subject exchangeable shares a copy of the exchanging exchangeable shareholder notice, if applicable.
Receipt of Subject Exchangeable Shares; Withholding.
Holders of subject exchangeable shares will deliver such shares free and clear of all liens, claims and encumbrances, and should any such liens, claims and encumbrances exist with respect to such subject exchangeable shares, the holder of such subject exchangeable shares will not be entitled to exercise its secondary exchange rights with respect to such shares. Each holder of subject exchangeable shares will pay to Brookfield the amount of any tax withholding due upon the exchange of such shares and, in the event Brookfield elects to acquire some or all of the subject exchangeable shares in exchange for the cash amount, will authorize Brookfield to retain a portion of the cash amount to satisfy tax withholding obligations. If Brookfield elects to acquire some or all of the subject exchangeable shares in exchange for the unit amount, Brookfield may elect to either satisfy the amount of any tax withholding by retaining units with a fair market value equal to the amount of such obligation, or satisfy such tax withholding obligation using amounts paid by Brookfield, which amounts will be treated as a loan by Brookfield to the holder of the subject exchangeable shares, in each case, unless the holder, at the holder’s election, has made arrangements to pay the amount of any such tax withholding.
Units Record Date.
Each former holder of subject exchangeable shares who receives the unit amount will be deemed to have become the owner of the units as of the date upon which such subject exchangeable shares are duly surrendered in accordance with the Rights Agreement.
118        Brookfield Infrastructure Corporation

Collateral Account.
Brookfield has established a non-interest bearing trust account administered by the rights agent, or the collateral account. In accordance with the terms of the Rights Agreement, Brookfield will ensure that the aggregate of (i) the units in or issuable pursuant to any convertible securities in the collateral account, or the collateral account unit balance, and (ii) the number of units equal to the aggregate amount of cash in the collateral account divided by the value of a unit, or the collateral cash balance and, together with the collateral account unit balance, the collateral account balance, will at all times be equal to or exceed the number of units that is equal to the product of the total number of exchangeable shares outstanding (excluding those owned by Brookfield or its affiliates) multiplied by the conversion factor in accordance with our articles, or the required collateral account balance.

If the collateral account balance is at any time less than the required collateral account balance, Brookfield will, within two (2) business days, cause to be deposited into the collateral account either (i) a number of units or any security convertible into or redeemable for units (other than exchangeable shares), or the unit convertibles, or (ii) an amount of cash or cash equivalents, in each case in an amount necessary to cause the collateral account balance to be at least equal to the required collateral account balance. To the extent that conversion or redemption of a unit convertible results in the imposition of any fees, payments, premiums or penalties, such fees, payments, premiums or penalties will be borne by Brookfield or its affiliates, and must either be satisfied directly by Brookfield or such affiliates or will be deemed to reduce the collateral account balance. Brookfield must keep the rights agent informed of the collateral account balance and the required collateral account balance in writing on a regular basis, and must inform the rights agent in writing within two (2) business days of any change in the collateral account balance or the required collateral account balance for any reason, including as a result of an adjustment to the conversion factor pursuant to our articles.

Brookfield and its affiliates will not be entitled to withdraw any unit or unit convertible from the collateral account, except (i) if the collateral account balance exceeds the required collateral account balance, either as a result of a change in the conversion factor pursuant to our articles or a decrease in the number of exchangeable shares outstanding (excluding exchangeable shares held by Brookfield or its affiliates) or (ii) upon the deposit by Brookfield or its affiliates of an amount in cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of the units withdrawn.

If the collateral account contains any amount of cash in lieu of units, such cash amount is required to be no less than the product of the required collateral account balance minus the collateral account unit balance, multiplied by one hundred and twenty-five percent (125%) of the value of a unit, or the required collateral account cash balance. If at any time the collateral account cash balance is less than the required collateral account cash balance, Brookfield will within two (2) business days cause to be deposited cash or cash equivalents in the collateral account in an amount sufficient to cause the collateral account cash balance to be at least equal to the required collateral account cash balance.

Brookfield and its affiliates will not be entitled to withdraw any cash or cash equivalents from the collateral account, except (i) to the extent the collateral account cash balance is greater than one hundred and twenty percent (120%) of the required collateral account cash balance or (ii) upon the deposit in the collateral account of a corresponding number of units or unit convertibles.
Brookfield Infrastructure Corporation     119

Registration of Units.
Brookfield has agreed that, in the United States, if a shelf registration statement has not been effective for five (5) consecutive business days with respect to all of the units in the collateral account, including units issuable from time to time upon conversion of or redemption for unit convertibles, and the transfer of such units from the collateral account to a holder of subject exchangeable shares, Brookfield will cause to be deposited into the collateral account an amount of cash or cash equivalents equal to one hundred and fifty percent (150%) of the value of all units (including units issuable from time to time upon conversion of or redemption for unit convertibles) held in the collateral account at such time; provided, however, no such deposit is required to the extent all of the units in the collateral account, including units issuable from time to time upon conversion of or redemption for unit convertibles, and the transfer of such units from the collateral account to a holder of subject exchangeable shares, are registered under an effective shelf registration statement.
Termination or Amendment.
The Rights Agreement will terminate automatically on the earliest of (i) the date on which there are no exchangeable shares outstanding, other than exchangeable shares owned by Brookfield or its affiliates and (ii) March 31, 2025. Brookfield may not, without the affirmative vote of holders of at least two-thirds (2/3rds) of the outstanding exchangeable shares not held by Brookfield, voting as a class, and the approval of a majority of the independent directors of our company, materially amend, modify, or alter the Rights Agreement or repeal, terminate or waive any rights under the Rights Agreement. After the expiry of the Rights Agreement, holders of exchangeable shares will continue to have all of the rights provided for in our company’s articles but will no longer be entitled to rely on the secondary exchange rights.
Registration Rights Agreement
Our company, the partnership and Brookfield entered into a registration rights agreement (the “Registration Rights Agreement”) comparable to the registration rights agreement existing between Brookfield and the partnership. Under the Registration Rights Agreement, our company agreed that, upon the request of Brookfield, our company will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of our exchangeable shares held by Brookfield. In the Registration Rights Agreement, we agree to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.
120        Brookfield Infrastructure Corporation

Incentive Distributions
Brookfield holds an approximate 0.4% interest in Holding LP through special general partner units held by Infrastructure Special LP and also serves as the general partner of the partnership. In consideration for serving as the general partner of the partnership and special general partner of Holding LP, Brookfield is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed specified target levels. To the extent distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its special general partner units in additional Redeemable Partnership Units. The above thresholds of $0.203 and $0.22 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.1827 and $0.1980. To the extent that Brookfield Infrastructure or our company pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions. The value of the special distribution was not included in the relevant quarterly incentive distribution calculation.

There was no increase to the base management fee and incentive distribution fees paid by the partnership to the Service Providers in connection with the special distribution. Our company is responsible for reimbursing the partnership or its subsidiaries, as the case may be, for our proportionate share of the base management fee.
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our articles and other arrangements with Brookfield. See Item 6.A “Directors and
Senior Management - Our Master Services Agreement” and Item 6.A “Directors and
Senior Management - Indemnification and Limitations on Liability”.
Licensing Agreements
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement that Brookfield Infrastructure has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.
The Licensing Agreements may be terminated by Brookfield Infrastructure upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreements effective immediately upon termination of the Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:
Brookfield Infrastructure Corporation     121

•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
A termination of a Licensing Agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of our group’s strategy, and the strategy of Brookfield Accounts in which our group invests, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and those of Brookfield Accounts in which our group invests. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our shareholders and Brookfield Accounts in which our group invests, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which our group invests.

Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which our group invests will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which our group invests, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which our group invests.
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our group and Brookfield Accounts in which our group invests, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group or Brookfield Accounts in which our group invests, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which our group invests, and a conflicts protocol that has been approved by our company’s independent directors.
122        Brookfield Infrastructure Corporation

Our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our group’s investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts policy, certain conflicts of interest do not require the approval of our company’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our company’s independent directors. By acquiring our exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in the offering of the exchangeable shares and the operation of our company.

As described elsewhere herein, our group pursues investment opportunities and investments in various ways, including indirectly through Brookfield Accounts in which our group invests. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our group’s investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts.

•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which our group invests. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of our group and Brookfield Accounts in which our group invests, and will compete with and/or have priority over our group (and Brookfield Accounts in which our group invests) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or the Brookfield Accounts in which our group invests) are not expected to be available to our group, our group will receive a smaller allocation of such opportunities than would otherwise have been the case, or our group will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which our group invests) than otherwise would have been the case.

Among others, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that invest (via debt, equity and other investments) in real estate, infrastructure, renewable power, private equity and other companies and assets, similar to our group, and that follow investment mandates that overlap with, compete with, complement and/or relate to the investment mandates of our group and of Brookfield Accounts in which our group invests. In addition, certain Brookfield Accounts pursue (and future Brookfield Accounts will pursue) investment mandates that are different than those of our group (and of Brookfield Accounts in which our group invests).

As a general matter, other Brookfield Accounts will have priority over our group in respect of investment opportunities that are suitable and appropriate for their investment mandates. It is expected that our group will participate in these opportunities by investing in Brookfield Accounts to the extent suitable and appropriate for our investment mandate, as determined by Brookfield from time to time in its sole discretion and as approved by our company’s independent directors.

Brookfield Infrastructure Corporation     123

Where the investment mandates of our group (or of Brookfield Accounts in which our group invests) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations).

As a result of the foregoing considerations, our group and Brookfield Accounts in which our group invests generally will receive a smaller allocation of investment opportunities than would otherwise have been the case and may not, in certain circumstances, participate in opportunities that it (or Brookfield Accounts in which our group invests) otherwise would have participated in, in each case for example if it (or Brookfield Accounts in which our group invests) had pursued their investment activities differently and/or outside of Brookfield’s broader investment platform. However, as noted throughout this annual report on Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which our group believes is in the best interests of our group and Brookfield Accounts in which our group invests.

•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts.

124        Brookfield Infrastructure Corporation

•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to our group or a Brookfield Account in which our group is invested exceeds the amount that is advisable or appropriate for our group or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by our group’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of our group, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. Our group, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested.

Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investor, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.

The allocation of co-investment opportunities raises certain potential conflicts of interest, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield economically by virtue of fees and other compensation that will be payable to Brookfield by the co-investors and/or by encouraging co-investors to enter into a relationship, or expand their relationship, with Brookfield. Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group (in connection with its investments in Brookfield Accounts) may be significantly higher or lower than those made available to other co-investors (including other Brookfield Accounts, Brookfield employees, and Brookfield). Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.

Where our group agrees to participate in a co-investment opportunity, it generally will be liable for costs related to the opportunity to the extent it is not consummated. See “Co-Investment Expenses” and “Facilitation of Co-Investments below. Co-investors’ returns with respect to co-investments made alongside our group or a Brookfield Account in which our group invests may exceed the returns of our group and/or the relevant Brookfield Account, particularly co-investors that are subject to reduced management fees, carry distributions and/or similar compensation payable to Brookfield with respect to such co-investments.

Certain investors in Brookfield Account are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in our group does not entitle any shareholder to allocations of co-investment opportunities (either alongside our group or any other Brookfield Account) and shareholders generally will not have any right to receive co-investment opportunities.

•Co-Investment Expenses. Co-investors (including our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and generally will be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

Brookfield Infrastructure Corporation     125

In managing a Brookfield Account (including our group or a Brookfield Account in which our group invests), Brookfield endeavors to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors will not bear such fees, costs and expenses because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time the potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will be considered operating expenses and be borne by our group (in connection with co-investment opportunities that our group is offered) or be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account); provided that, in all instances, our group and Brookfield, in their capacity as co-investors or prospective co-investors alongside a Brookfield Account, intend to bear their pro rata share of such fees, costs and expenses based on the amount they have committed to co-invest as of the time a binding offer is made by the Brookfield Account. In addition, our group will bear the costs and expenses of drafting form agreements used to facilitate investments by co-investors alongside our group (in connection with co-investment opportunities that our group offers) and our group’s pro-rata share of such costs and expenses incurred by other Brookfield Accounts in which our group is invested.

•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or our group will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which our group invests), our group, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, our group or Brookfield Accounts in which our group invests could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to our group and improves the attractiveness of our units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.

Under these arrangements, the relevant investor (whether Brookfield, another Brookfield Account, our group or a co‑investor) will be expected to reimburse the relevant financing provider (whether Brookfield, another Brookfield Account or our group) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the relevant Brookfield Account’s governing documents. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts may be borne disproportionately by our group (or a Brookfield Account in which our group is invested) if our group (or the Brookfield Account) is the financing provider. In certain situations, such as short term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.

126        Brookfield Infrastructure Corporation

In addition, from time to time our group (or a Brookfield Account in which our group invests) will provide interim debt or equity financing (including emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or the Brookfield Account) would have been permitted to make such investment. In connection with any such interim investment, our group (or the relevant Brookfield Account) may hedge its currency, interest rate or other exposure and, as a result, incur hedging or borrowing costs. There is no guarantee that any co-investor will ultimately bear the costs or expenses associated with any such hedging or borrowing, and our group (or Brookfield Account in which our group invests) may be exposed to losses from currency exchange rate fluctuations, hedge gains or losses and/or additional expenses. Even where our group (or Brookfield Account in which our group invests) hedges currency or other exposure attributable to co‑investors’ portion of an investment, such hedges are expected to be imperfect and our group (or Brookfield Account) may accordingly be exposed to losses. Fluctuations in exchange rates during the time an interim investment is held by our group (or Brookfield Account in which our group invests) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Our group (or Brookfield Account in which our group invests) will bear risks associated with the investment, currency exchange rates, interest rates and other factors during the term it holds the investment.

Where our group (or Brookfield Account in which our group invests) acquires an investment on behalf of co-investors (including a follow-on investment), the terms of the sale of such investment to co-investors may not be favorable to our group (or Brookfield Account) and may result in better terms for such co-investors than our group (or Brookfield Account). For example, co-investors may not agree to reimburse our group (or Brookfield Account in which our group invests) for expenses incurred in connection with an investment. Similarly, if an investment depreciates during the period when our group (or Brookfield Account in which our group invests) holds it, co-investors may negotiate a lower price and our group (or Brookfield Account) may take a loss on the portion of an investment our group was holding on behalf of co-investors. In these types of situations, our group (or Brookfield Account in which our group invests) may nonetheless sell the investment to co-investors on the terms negotiated by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.

•Client and Other Relationships. Brookfield has long-term relationships with a significant number of institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which our group invests, but are not required to consult with Brookfield regarding such activities and/or offer Brookfield opportunities to invest with them.

As a result, Brookfield Client Relationships compete with our group (and Brookfield Accounts in which our group invests) for investment opportunities. In determining whether to pursue a particular opportunity on behalf of our group or a Brookfield Account in which our group invests, Brookfield will consider (among other things) these relationships and their potential impact on the availability or pricing of opportunities, and there may be certain opportunities that are not be pursued on behalf of our group or a Brookfield Account in which our group invests in view of such relationships and their impact on the availability and/or pricing of the opportunity.

Brookfield Infrastructure Corporation     127

Conflicts Relating to Investments

As noted throughout this annual report on Form 20-F, our group is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including our group and Brookfield Accounts in which our group invests. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.

•Advice to Other Brookfield Accounts May Conflict with our Group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Investing Affiliate that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which our group is invested, or that could involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which our group is invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Investing Affiliate could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which our group is invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in our group receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

In making certain decisions with regard to our investments or of Brookfield Accounts in which our group is invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which our group is invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from our group and/or Brookfield Accounts in which our group is invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which our group is invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which our group is invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of our group and/or Brookfield Accounts in which our group is invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect our group (directly or indirectly).

128        Brookfield Infrastructure Corporation

Subject to applicable law and our conflicts policy, Brookfield from time to time will cause our group or a Brookfield Account in which our group is invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time our group makes debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if our group invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our group, which would present the opposite conflict. In situations where we (or a Brookfield Account in which our group invests) pursue a take‑private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our group’s activities (or the activities of a Brookfield Account in which our group is invested) enhance the profitability of Brookfield, the Investing Affiliate or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of our group or the Brookfield Account in which our group is invested.

Notwithstanding the foregoing, Brookfield will determine the appropriate investment decision for each Brookfield Account (including our group and Brookfield Accounts in which our group is invested) in a manner that it believes is in such account’s best interests, taking into account the Brookfield Account’s investment mandate, interests and governing documents, Brookfield’s investment guidelines, protocols and fiduciary duties, and applicable facts and circumstances.

Certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) could, in the normal course of managing their business activities, provide investment banking and other advisory services to (i) third parties with respect to assets that our group (or a Brookfield Account in which our group is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which our group (or a Brookfield Account in which our group is invested) desires to invest in or transact with. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which our group is invested), and we (or a Brookfield Account in which our group is invested) could compete with such Brookfield Accounts (or their clients) in pursuing certain investments. Brookfield has implemented information barrier protocols designed to adequately address these conflicts considerations.

•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of our group and each Brookfield Account in which our group invests in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among our group and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to our group are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.

Brookfield Infrastructure Corporation     129

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which our group invests, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which our group invests and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests).

At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our group’s ability (and the ability of Brookfield Accounts in which our group is invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our group (and/or Brookfield Accounts in which our group is invested) due to Brookfield’s activities outside our group (and/or Brookfield Accounts in which our group is invested), regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which our group is invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.

Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings
130        Brookfield Infrastructure Corporation

for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that our group is invested in.

As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of our group’s investments (or investments of Brookfield Accounts that our group is invested in) under certain circumstances. In addition, certain of the investments made by our group or Brookfield Accounts in which our group invests could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict our group (or Brookfield Accounts in which our group is invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to our group (or Brookfield Accounts in which our group is invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.

In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.

Brookfield Infrastructure Corporation     131

Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which our group is invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which our group invests (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of our group or Brookfield Accounts in which our group invests. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for our group (and Brookfield Accounts in which our group invests) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.

While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of our group and/or Brookfield Accounts in which our group invests will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of our group, Brookfield Accounts in which our group invests and/or any portfolio companies.

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to our group and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.

132        Brookfield Infrastructure Corporation

Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our group, other Brookfield Accounts, their portfolio companies or shareholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our group and Brookfield Accounts in which our group is invested. While all investments will be within our group’s (or the relevant Brookfield Account’s) investment mandate and consistent with our group’s (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.

•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which our group invests and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our group’s (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which our group is invested and/or one of our group’s (direct or indirect) investments, such as seeking to increase their market share to our group’s detriment, withdrawing business from our group’s investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our group’s (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which our group is invested or our group’s (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa).

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with our group; (ii) in their discretion, invest alongside our group; (iii) be borrowers of certain investments or lenders in respect of our group; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group, conflicts of interest, including among others those described below, will arise.

Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which our group is invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of
Brookfield Infrastructure Corporation     133

such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which our group is invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than our group (or a Brookfield Account in which our group is invested) will be able to when disposing of the applicable investment. Where our group invests alongside Brookfield or another Brookfield Account, our group may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.

Brookfield, the Investing Affiliate and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that our group will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Investing Affiliate and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Investing Affiliate and/or other Brookfield Accounts holding interests that are more senior in priority to that of our group (or a Brookfield Account in which our group is invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which our group is invested) could be subordinated to interests of Brookfield, the Investing Affiliate and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which our group is invested). The conflicts between such parties and our group will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which our group is invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Investing Affiliate and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of our group.

Moreover, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which our group is invested) would have paid if our group or the Brookfield Account in which our group is invested had acquired only the assets our group (or the Brookfield Account in which our group is invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which our group is invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, our group (or a Brookfield Account in which our group is invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which our group is invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which our group is invested) being required to fund more than their pro rata share of the indebtedness.

134        Brookfield Infrastructure Corporation

If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which our group is invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which our group is invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, the relevant Brookfield Account or Oaktree Account may act in its own interest, without regard for the interests of our group, the investments or the unitholders, which may materially and adversely affect our group, any subsidiary or investment entity and, in certain circumstances such as an event of default, ultimately may result in realization of our group’s or an investment’s assets and a loss of the entire investment of the unitholders. In addition, if Brookfield is a party to a transaction or an agreement with our group or an investment to provide services or financing to our group or such investment or is a lender to our group or any of its investments, Brookfield will have the sole right to, through or on behalf of our group, either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of our group thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third-party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, our group and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of our board and the board of the partnership’s general partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which our group is invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which our group is invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

Brookfield Infrastructure Corporation     135

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which our group is invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which our group is invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Investing Affiliate and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

•Investment Platforms. A Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties may create or acquire assets that will serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”). In the case of such Investment Platforms, our group (or a Brookfield Account in which our group is invested) may rely on the existing management, board of directors and other shareholders of such companies, which may include representation of other financial investors with whom our group or such Brookfield Account is not affiliated and whose interests may conflict with the interests of our group or such Brookfield Account. In other cases, our group (or a Brookfield Account in which our group is invested) may recruit a management team to pursue a new Investment Platform expected to lead to the formation of a future Investment Platform. A Brookfield Account (including our group) may also form a new portfolio company and recruit a management team to build the Investment Platform through acquisitions and organic growth. Our group, a Brookfield Account in which our group is invested or the Investment Platform, as applicable, will bear the expenses of such management team, including any overhead expenses, employee compensation, diligence expenses or other related expenses in connection with backing the management team or building out the Investment Platform. Such expenses may be borne directly by a Brookfield Account (as broken-deal expenses, if applicable) or indirectly as a Brookfield Account in which our group bears the start-up and ongoing expenses of the newly formed Investment Platform. In certain cases, the services provided by such management team may overlap with the services provided by Brookfield to such Brookfield Account. The compensation of management of an Investment Platform may include interests in the profits of the Investment Platform, including profits realized in connection with the disposition of an asset, and co-investments alongside the relevant Brookfield Account. Although an Investment Platform may be controlled by a Brookfield Account, members of the management team will not be treated as employees of Brookfield for purposes of the Governing Documents, and none of the expenses, profit interests or other arrangements described above will offset management fees.

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by our group, a Brookfield Account in which our group is invested and/or portfolio companies.

136        Brookfield Infrastructure Corporation

Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts (such as our group or Brookfield Accounts in which our group is invested) being invested in different levels of an issuer’s capital structure. These situations will give rise to conflicts of interests and potential adverse impacts on our group, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.

Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving our group (or a Brookfield Account in which our group is invested), on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving our group (or a Brookfield Account in which our group is invested or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval of our board’s independent directors, unless otherwise determined by Brookfield in its sole discretion, or our shareholders.

•Pricing. Our group’s investments in securities of issuers affiliated with Brookfield Accounts, including debt securities issued by portfolio companies, generally will be made on terms Brookfield determines to be arm’s length market terms in its sole discretion. Our group will have an interest in obtaining the lowest possible price for these securities, while the other Brookfield Account will have an interest in obtaining the highest. This situation gives rise to conflicts of interest. Brookfield expects that our group will rely on opinions and guidance provided by underwriters, distributors and/or third-party advisors regarding whether the overall terms of the offering (including price) are consistent with arm’s length market terms as well as natural market dynamics involved in pricing the offerings.

•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which our group is invested. This type of financing could be provided through prearranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which our group is invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.

This type of arrangement will only be offered in situations in which Brookfield believes it provides benefits to the Brookfield Account in which our group is invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.

Brookfield Infrastructure Corporation     137

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which our group is invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which our group is invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which our group is invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which our group is invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which our group is invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which our group is invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which our group is invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.

In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which our group is invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by our group or the shareholders of our company.

138        Brookfield Infrastructure Corporation

•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for our group and Brookfield Accounts in which our group is invested. To reduce the possibility of (i) potential conflicts between our group’s investment activities and those of Brookfield Personnel, and (ii) our group’s investment activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our group’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.

•Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our group’s (or any Brookfield Account’s) activities. There is no information barrier between the personnel managing the Investing Affiliate’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially conflict with or adversely affect our group’s (or Brookfield Accounts’) activities and to ensure that our group’s (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on our group, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which our group invests) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which our group invests). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which our group invests (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than our group or Brookfield Accounts in which our group invests).

Brookfield Infrastructure Corporation     139

The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our shareholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or PSG could result in significant consequences to Brookfield (and PSG) as well as have a significant adverse impact on our group and/or Brookfield Accounts that our group is invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that our group is invested in.

•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.

Our group expects that Brookfield, Brookfield Accounts (including our group and Brookfield Accounts that our group is invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.

140        Brookfield Infrastructure Corporation

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which our group invests and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our group and Brookfield Accounts in which our group invests , on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that our group invests in, but which are not made available to our group or those Brookfield Accounts. Our group and Brookfield Accounts that our group invests in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that our group invests in with Brookfield, and our group and Brookfield Accounts that our group invests in will have no rights with respect to any such opportunities.

Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact our group and/or Brookfield Accounts that our group invests in. Oaktree could provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.

As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that our group invests in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that our group invests in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that our group invests in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that our group is invested in, including in different parts of the capital structure.

Brookfield Infrastructure Corporation     141

For example, our group (or a Brookfield Account that our group is invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our group and/or Brookfield Accounts that our group is invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group and/or Brookfield Accounts that our group is invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group and/or Brookfield Accounts that our group is invested in, and are expected to hold interests that potentially are adverse to those held by our group (directly or indirectly). Our group and/or Brookfield Accounts that our group is invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group and/or Brookfield Accounts that our group is invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our group and/or Brookfield Accounts that our group is invested in any information regarding its activities, strategies and/or views.

The potential conflicts of interest described herein are expected to be magnified as a result of the lack of investment information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

Brookfield and Oaktree may decide, at any time and without notice to our group or our shareholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that our group is invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that our group is invested in.

To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that our group is invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.

142        Brookfield Infrastructure Corporation

As noted in “Transactions with Portfolio Companies and Investments” below, portfolio companies of Brookfield Accounts that our group is invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions with Portfolio Companies and Investments.”

This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which our group is invested). Because of the extensive scope of Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.

•Cross Trades and Principal Trades. From time to time, subject to and in accordance with applicable law and the terms of our conflicts policy, Brookfield expects (but is under no obligation) to effect cross trades and/or principal transactions pursuant to which our group (or Brookfield Accounts in which our group is invested) purchases investments from or sell investments to Brookfield and/or other Brookfield Accounts. Pursuant to applicable law and our conflicts policy, certain of these transactions will require approval of our board’s independent directors, which approval will be deemed to constitute the approval of, and be binding upon, our group and all shareholders.

In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to our group (or a Brookfield Account in which our group is invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which our group is invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of our board’s independent directors or any other consent. See “Transactions with Portfolio Companies and Investments” below.

•Warehousing Investments. From time to time, Brookfield, a Brookfield Account or our group will “warehouse” certain investments on behalf of other Brookfield Accounts in which our group expects to invest, i.e., Brookfield, a Brookfield Account or our group will make an investment on behalf of another Brookfield Account in which our group expects to invest and transfer it to the Brookfield Account at a later date at cost plus a pre-agreed interest rate after the Brookfield Account has raised sufficient capital, including financing to support the acquisition. In the event that the applicable Brookfield Account does not raise sufficient capital and/or obtain sufficient financing to purchase the warehoused investment and our group cannot find another buyer for the investment (in connection with warehoused arrangements that our group provides), our group or a Brookfield Account in which our group is invested would be forced to retain the investment, the value of which may have increased or declined.

Brookfield Infrastructure Corporation     143

•Excess Funds Liquidity Arrangement with Related Parties. Our group has an arrangement in place with Brookfield pursuant to which our group lends Brookfield excess funds from time to time and it lends our group excess funds from time to time. This arrangement is intended to enhance the use of excess funds between our group and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield, in its capacity as our service provider, determines when it is appropriate for our group to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our group will, in the discretion of
Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our group. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our group (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our group or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.

Amounts our group lends to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.

Conflicts of interest arising for Brookfield under this arrangement have been approved by our company’s independent directors in accordance with our protocol for resolving potential conflicts of interest.

•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our group, including access to financing arrangements and investment opportunities, and our group supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of our group and Brookfield Accounts in which our group invests.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our group and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by our company’s independent directors.

144        Brookfield Infrastructure Corporation

Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for our group than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.

•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our shareholders.

Decisions Made and Actions Taken That May Cause Potential Conflicts of Interest

Due to the broad scope of Brookfield’s activities and the scale of its advisory, asset management and related business, Brookfield is required to make decisions and take actions on behalf of a wide variety of private funds, clients (including our group), and affiliates. As discussed below, the diversity of Brookfield’s platform is expected to provide benefits overall to each entity that is a part of it. However, from time to time, Brookfield’s decisions and actions will necessarily favor one client over another, including in a manner disadvantageous to our group and Brookfield Accounts our group invests in.

•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which our group is invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which our group is invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which our group is invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which our group is invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which our group is invested) could affect Brookfield, Brookfield Accounts or their activities.

Brookfield Infrastructure Corporation     145

•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including our group) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to our group) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance and other similar expenses that relate to Brookfield Accounts. Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain expenses are suitable for only our group or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to our group and other Brookfield Accounts despite the fact that such expenses may not directly relate to our group and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit our group (and Brookfield Accounts that our group invests in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation. Brookfield will allocate such expenses among Brookfield Accounts (including our group) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account.

In addition, where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group, the Brookfield Accounts that ultimately make the investment (or, in the case of a potential investment that is not consummated, the Brookfield Accounts that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated). Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Manager or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.

Brookfield will make expense allocation decisions in its discretion and may modify or change its allocation methodologies and policies from time to time to the extent it determines such modifications or changes are necessary or advisable, which could result in our group and/or Brookfield Accounts in which our group invests bearing less (or more) expenses than otherwise would have been the case without such modifications.

New types of operating expenses could arise in the ordinary course and Brookfield will allocate such expenses to our group and Brookfield Accounts in which our group invests as appropriate. In addition, although organizational expenses of Brookfield Accounts in which our group invests are generally subject to a cap, certain operating expenses, which are not subject to a cap, include costs related to organizational matters, such as costs and expenses relating to distributing and implementing elections pursuant to any “most favored nations” clauses in investor side letters, and fees, costs and expenses of anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.

Brookfield has engaged a compliance consulting firm and may engage similar firms to provide services in connection with investor relations operations, including the review of diligence and marketing materials. The expenses relating to these services are allocated to Brookfield Accounts.

146        Brookfield Infrastructure Corporation

•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to our group, Brookfield Accounts in which our group invests and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, loan special servicing, investment banking, advisory, consulting, entitlement, acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial, the placement and provision of insurance policies and coverage, development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, back office, brokerage, corporate secretarial, accounting, human resources, bank account management, supply or procurement of power and energy, fund administration (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).

To the extent that Brookfield or a Brookfield Account provides Affiliate Services to our group, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); provided that, if the Affiliate Service Rate for an Affiliate Service is not able to be determined, the Affiliate Service will be provided at cost (including an allocable share of internal costs) plus an administrative fee of 15%; or (ii) at any other rates with the approval of our company’s independent directors (for services provided to our group) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which our group is invested).

For the avoidance of doubt: (i) where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the Affiliate Service Rate could include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) for certain Affiliate Services, the Affiliate Service Rate will include a pass-through of costs (including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by our group or Brookfield Accounts in which our group invests) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to our group and Brookfield Accounts in which our group is invested. Where Affiliate Services are in place prior to our group’s (or a Brookfield Account’s) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, our group (or the Brookfield Account, as applicable) will inherit the pre-existing fee rates for such Affiliate Services until (i) such time at which third-party consent is no longer required or (ii) a Brookfield Account seeks consent to amend such rates. Accordingly, while a Brookfield Account may seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely may choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.

Brookfield Infrastructure Corporation     147

Compensation for Affiliate Services payable to Brookfield will not be shared with our group or shareholders (or offset against management fees) and may be substantial. The fee potential, both s and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group or Brookfield Accounts in which our group is invested. Furthermore, providing services or products to our group, a Brookfield Account in which our group is invested and/or portfolio companies will enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.

The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which our group is invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates in these situations).

Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, or (vii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by our group and other Brookfield Accounts (as applicable).

While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield for any Affiliate Service will not be greater than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time. For the avoidance of doubt, fees may be charged for Affiliate Services in advance based on estimated budgets and/or time periods, and subject to true-up once the relevant Affiliate Services are complete.
148        Brookfield Infrastructure Corporation

In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group and Brookfield Accounts in which our group is invested which do not reduce management fees and are not otherwise shared with our group, shareholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by our group, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our group, shareholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by our group, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from our group, Brookfield Accounts in which our group is invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while our group, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to shareholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause our group, a Brookfield Account in which our group is invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with our group, unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by our group and other Brookfield Accounts.

•Transactions among Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which our group is invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our group’s capabilities (and the capabilities of Brookfield Accounts in which our group is invested) and is an integral part of our group’s (and other Brookfield Accounts’) operations.

Brookfield Infrastructure Corporation     149

Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if our group (or a Brookfield Account) has a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.

In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which our group is invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.

All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our board’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).

150        Brookfield Infrastructure Corporation

Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to our group, Brookfield Accounts in which our group is invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which our group is invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which our group is invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to our group or our group’s shareholders.

Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which our group is invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or its shareholders and will not be subject to the Affiliate Service Rates.

There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to our group, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which our group is invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.

Brookfield Infrastructure Corporation     151

While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to our group, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.

•Insurance. Brookfield has caused our group and Brookfield Accounts in which our group invests to purchase and/or bear premiums, fees, costs and expenses relating to insurance coverage (including, among others, with respect to Brookfield affiliates’ placement, administration, brokerage and/or provision of such insurance coverage) for the benefit of our group and the relevant Brookfield Accounts, which provides insurance coverage to, among others, Brookfield, our group, their officers and directors, and other parties for their activities relating to our group and the Brookfield Accounts in which our group invests, as well as to portfolio companies. Among other policies, this insurance coverage includes directors and officers liability insurance, errors and omissions insurance coverages, and terrorism, property, title, liability, fire and other insurance coverages for (or in respect of) our group, Brookfield Accounts in which our group invests, and their portfolio companies.

Insurance policies purchased by or on behalf of our group and/or Brookfield Accounts in which our group invests (and which cover Brookfield, our group, their officers and directors, and other parties) could provide coverage for situations where our group would not generally provide indemnification, including situations involving culpable conduct by Brookfield, our group and their personnel. Nonetheless, our group’s share of the fees and expenses (or the share of Brookfield Accounts in which our group invests) in respect of insurance coverage will not be reduced to account for these types of situations.

Brookfield, other Brookfield Accounts and their portfolio companies also obtain insurance coverage and utilize Brookfield affiliates for placement, administration, brokerage and/or provision of insurance coverage. Where possible, our group (and Brookfield Accounts in which our group invests) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.

The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.

152        Brookfield Infrastructure Corporation

While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to our group and Brookfield Accounts that our group invests in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, our group (and/or Brookfield Accounts in which our group invests) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which our group invests) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which our group invests) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which our group invests).

Our group (or a Brookfield Account in which our group invests) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.

Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.

Brookfield Infrastructure Corporation     153

•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including our group), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including our group) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such person’s directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by our group or Brookfield Accounts in which our group is invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, our group, Brookfield Accounts in which our group is invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.

Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of our group or a Brookfield Account in which our group is invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our company’s independent directors in the conflicts policy, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield.

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.

154        Brookfield Infrastructure Corporation

Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions among Portfolio Companies” and “Affiliated and Related-Party Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to our group rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our group’s access to Brookfield’s broader asset management platform enhances our group’s, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to our group, Brookfield Accounts and portfolio companies that would not exist but for our group’s affiliation with Brookfield.

•Shared Resources. In certain circumstances, in order to create efficiencies and optimize performance, Brookfield will cause one or more portfolio companies of Brookfield Accounts in which our group is invested to share operational, legal, financial, back-office or other resources with Brookfield and/or portfolio companies of other Brookfield Accounts. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable, but which will be inherently subjective, and there can be no assurance that we (or Brookfield Accounts in which our group is invested) will not bear a disproportionate amount of any costs, including Brookfield’s internal costs.

•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for our group (or a Brookfield Account in which our group is invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.

Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which our group is invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which our group is invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, our group or a Brookfield Account in which our group is invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which our group is invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.

Brookfield Infrastructure Corporation     155

Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which our group is invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company.

In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to our group, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies

•Support Services. In addition to the responsibilities enumerated in the Governing Documents, from time to time Brookfield performs certain asset management and support services that were or could have previously been undertaken by a portfolio company’s management team, including accounting; reporting and analytics; administrative services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; cash flow modeling and forecasting; arranging, negotiating and managing financing and derivative arrangements; accounting, legal, compliance and tax services relating to investment holding structures below a Brookfield Account and the investments and other services. These services will be in addition to the services otherwise charged to our group or a Brookfield Account in which our group is invested as Affiliate Services.

In addition, Brookfield expects to perform certain support services to our group or Brookfield Accounts in which our group is invested that could otherwise be outsourced to third parties, including transaction support; client reporting; portfolio-level cash flow modeling and forecasting; assisting with underwriting and due diligence analytics; managing workouts and foreclosures; arranging, negotiating and managing group- or Brookfield Account-level financing and derivative arrangements; data generation, analysis, collection and management; accounting, legal, compliance and tax services relating to such Brookfield Account (including our group) and/or its investors (including shareholders) and portfolio companies; market research and appraisal and valuation services. These services will be in addition to the services outlined in Governing Documents.

Historically, certain of these support services may have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.

156        Brookfield Infrastructure Corporation

As such, when these support and other services described above are provided, our group or a Brookfield Account in which our group is invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, including an allocable portion of the compensation (including long term incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by our group or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by our group or another Brookfield Account.

While Brookfield believes that the cost of the expense reimbursements associated with these support services is reasonable, the extensive and specialized nature of the services may result in such costs not being comparable to those charged for similar services (to the extent available) by other third parties. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these support services. While Brookfield believes that this enhances the services Brookfield can offer to our group, Brookfield Accounts in which our group is invested, and/or portfolio companies in a cost-efficient manner, the relationship presents conflicts of interest. Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by our group, Brookfield Accounts in which our group is invested, and/or portfolio companies.

The types of support services that Brookfield provides to certain portfolio companies and to Brookfield Accounts (including our group) will not remain fixed and should be expected to change over time as determined by Brookfield in its sole discretion, and Brookfield expects that a Brookfield Account’s (including our group’s) overall share of expense reimbursements for support services will vary over time based on the particular scope of services provided to it. However, in no case will Brookfield senior investment professionals or Brookfield employees who engage in a senior management or senior supervisory role with respect to these support services be subject to expense reimbursement by our group, another Brookfield Account and/or portfolio companies in accordance with these provisions.

•Travel Expenses. Our group will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which our group is invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which our group is invested.

Brookfield Infrastructure Corporation     157

•Service Providers. From time to time, our group’s service providers, as well as the service providers of Brookfield Accounts in which our group is invested and service providers of portfolio companies, such as deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors, may be (or their affiliates may be) Brookfield shareholders, unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with our group, Brookfield and/or Brookfield Accounts. Furthermore, employees of Brookfield or of portfolio companies have and will in the future have family members employed by service providers (particularly the large, global service providers) of Brookfield, Brookfield Accounts (including our group) and portfolio companies. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for our group (or Brookfield Accounts our group is invested in or portfolio companies) taking into account applicable facts and circumstances and consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

In addition, Brookfield, Brookfield Accounts (including our group) and portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends fee discount arrangements to Brookfield and all Brookfield Accounts and their portfolio companies in a fair and equitable manner.

In certain cases, a service provider (e.g., a law firm) will provide a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. The Brookfield parties that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates their engagements than the rates paid by Brookfield parties that engaged the same provider prior to the discount being triggered.

The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to certain potential conflicts of interest. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is in the best interests of Brookfield Accounts (including our group) and portfolio companies taking into account all applicable facts and circumstances.

In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group) and portfolio companies, and the total fees charged for different engagements are expected to vary.

158        Brookfield Infrastructure Corporation

In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which our group is invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies. Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to Brookfield, our group, Brookfield Accounts in which our group is invested and portfolio companies, and with respect to Brookfield’s negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide consulting or other services at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution or other third party based on its best interests and not our best interests. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered. The cost of the disposition will generally be borne directly or indirectly by our group (or a Brookfield Account in which our group is invested) and creates an incentive for Brookfield to engage such a financial institution over one with which Brookfield has no prior relationship, which could result in worse terms to our group (or a Brookfield Account in which our group is invested) than would be the case absent the conflict.

•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which our group is invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which our group is invested) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, our group (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since our group will not have direct contractual privity with the counterparty. Further, it is possible that our group (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.

•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which our group is invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.

Brookfield Infrastructure Corporation     159

In addition, our group and/or Brookfield Accounts in which our group is invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside our group or Brookfield Accounts that our group is invested in. Our group or Brookfield Accounts in which our group is invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account will be contractually obligated to satisfy its share even if our group or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account may provide a guarantee in connection with a potential or existing investment.

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that our group invests in), spend a portion of their time on matters other than or only tangentially related to our group and the Brookfield Accounts that our group invests in. Their time is also spent on managing investment and other affairs of Brookfield, the Investing Affiliate and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our group and Brookfield Accounts in which our group is invested are responsible for sourcing and executing investments for Brookfield, the Investing Affiliate and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our group and the Brookfield Accounts that our group invests in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our group and Brookfield Accounts in which our group invests), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our group).

•Determinations of Value. Brookfield will value the assets (and liabilities) of our group and of Brookfield Accounts in which our group invests in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our group’s independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including unitholders, analysts, investors and other third parties) may disagree with such valuations. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.

The valuation of investments may affect Brookfield’s entitlement to incentive distributions from our group and Brookfield Accounts in which our group is invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of our group and Brookfield Accounts that our group is invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of our group and of Brookfield Accounts in which our group invests in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our group’s independent accountants.

160        Brookfield Infrastructure Corporation

•Diverse Interests. In certain circumstances, the various types of investors in our group as well as Brookfield Accounts in which our group invests, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by our group and Brookfield Accounts in which our group invests, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.

In making investment decisions for our group or a Brookfield Account in which our group is invested, Brookfield will consider the investment and tax objectives of our group (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of our group (or the Brookfield Account in which our group is invested). In addition, Brookfield may face certain tax risks based on positions taken by our group or a Brookfield Account in which our group is invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.

Further, in connection with our group’s investment activities or the investment activities of a Brookfield Account in which our group is invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which our group is invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.

•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of our group and of Brookfield Accounts in which our group invests. In that capacity, these personnel are required to make decisions that Brookfield believes are in the best interests of the portfolio companies, whose interests generally are aligned with our group and Brookfield Accounts as shareholders in the company. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of our group and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.

Brookfield Infrastructure Corporation     161

Other Conflicts

•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which our group invests could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which our group is invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold group and Brookfield Accounts’ investments longer than it otherwise would.

•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from our group and Brookfield Accounts in which our group is invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged our group or a Brookfield Account in which our group is invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to our group (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages our group or a Brookfield Account in which our group is invested is discovered, Brookfield will correct such underpayment by causing our group (or the Brookfield Account) to make additional payments or distributions, as applicable; however, our group (or the Brookfield Account) will not be charged interest in connection with any such underpayment.

•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our group and is entitled to receive management fees and other compensation from our group. As a result, Brookfield will take its interests into account structuring our group’s investments and other operations, while also taking into account the interests of our group as a whole.

•Restrictions on Our Group’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing our group and Brookfield Accounts in which our group invests, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as REIT affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described below)) and certain investment-related restrictions, which could in certain situations have an adverse effect on our group.

162        Brookfield Infrastructure Corporation

•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts, including sales of assets to (and purchases of assets from) such investors as well as joint ventures, strategic groups and other arrangements. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. While Brookfield always seeks to act in its and Brookfield Accounts’ best interests, these transactions could result in significant benefits to such investors (as well as to Brookfield and Brookfield Accounts).

•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by our group and Brookfield Accounts that our group is invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for our group or Brookfield Accounts in which our group is invested or may compete with our group for investment opportunities and other business activities.

Resolution of Conflicts

•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group or a Brookfield Account in which our group is invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts protocol that has been approved by our board’s independent directors. The conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Brookfield Infrastructure Corporation     163

•Brookfield Conflicts Committee. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to our group and/or Brookfield Accounts in which our group is invested. The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to our group or a Brookfield Account in which our group is invested or that the conflicts committee would not have reached a different decision if additional information were available to it.

The foregoing list of potential and actual conflicts of interest is not a complete enumeration or explanation of the conflicts attendant to an investment in our group. Additional conflicts may exist, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of our group and Brookfield Accounts in which our group invests change over time, an investment in our group may be subject to additional and different actual and potential conflicts of interest. Additional information regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units and current investors should review on an annual basis. Brookfield’s Form ADV is available upon request or on the SEC's website at www.adviserinfo.sec.gov. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group of the conflicts of interest described herein.

See Item 3.D. “Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our group or the best interests of our unitholders and preferred unitholders.”

As noted above, activities and transactions that give rise to potential conflicts of interests between our group, our shareholders and Brookfield Accounts in which our group invests, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts management policies, including a conflicts management policy that has been approved by our company’s independent directors. The conflicts management policy was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

164        Brookfield Infrastructure Corporation

Pursuant to the conflicts management policy, Brookfield is required to seek the prior approval of our independent directors and/or the directors of the partnership’s general partner that are independent from Brookfield for certain transactions, including: (i) acquisitions by our group from, and dispositions by our group to, Brookfield and Brookfield Accounts; (ii) the dissolution of our company or the partnership; (iii) any material amendment to the Master Services Agreement or the Relationship Agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement; (v) termination of, or any determinations regarding indemnification under the Master Services Agreement; and (vi) any other material transaction involving our group and Brookfield. Pursuant to the conflicts management policy, our independent directors and the directors of the partnership’s general partner that are independent from Brookfield have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters. In certain circumstances, these transactions may be related party transactions for the purposes of and subject to certain requirements of Multilateral Instrument 61‑101 — Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which in some situations requires minority shareholder approval and/or valuation for transactions with related parties. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer.

In addition, the conflicts management policy provides that acquisitions that are carried out jointly by our group and Brookfield, or in the context of a Brookfield Account that our group participates in, be carried out on the basis that the consideration paid by our group be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or performance-based compensation payable in respect of our group’s proportionate investment, or in respect of an acquisition made solely by our group, must be credited in the manner contemplated by our Master Services Agreement, where applicable, or that such fees or performance-based compensation must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policies also provide that in transactions involving (i) an acquisition by our group of an asset from Brookfield or (ii) the purchase by our group and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

RELATIONSHIP WITH BROOKFIELD INFRASTRUCTURE
Each exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association —Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. Brookfield Infrastructure holds a 75% voting interest in our company through its holding of our class B shares, and owns all of our class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.

Brookfield Infrastructure Corporation     165

Our company acquired its Business from Brookfield Infrastructure in connection with the special distribution. In addition, the following agreements and arrangements exist between our company and Brookfield Infrastructure.
Voting Agreement
Our company and Brookfield Infrastructure have determined that it is desirable for our company to have control over certain of the entities through which we hold our interest in NTS entities. Accordingly, our company has entered into a voting agreement (the “Voting Agreement”), to provide us with voting rights over the NTS entities.
Pursuant to the Voting Agreement, voting rights with respect to any of the NTS entities will be voted in accordance with the direction of our company with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Credit Support
Canada SubCo, a wholly-owned subsidiary of our company, agreed to fully and unconditionally guarantee (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the Brookfield Infrastructure Debt Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation, or BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities.
Subscription Agreement
Our company entered into subscription agreements with the partnership from time to time, pursuant to which our company will subscribe for such number of units necessary to satisfy our obligations in respect of requests for exchange made by exchangeable shareholders, as and when they arise, or a redemption of our exchangeable shares by our company, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by our transfer agent, or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
166        Brookfield Infrastructure Corporation

Credit Facilities
We entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Infrastructure and the other will constitute an operating credit facility that will permit Brookfield Infrastructure to borrow up to $1 billion from our company. As of the date hereof, no amounts have been drawn under these credit facilities.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, Canadian Dollar Offered Rate or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

Brookfield Infrastructure Corporation     167

Equity Commitment
Brookfield Infrastructure has provided to our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Infrastructure continues to control our company and has the ability to elect a majority of our board of directors.
Conflicts of Interest
In order to effect the special distribution, our company acquired its Business from Brookfield Infrastructure. In addition, as described above, a number of agreements and arrangements were entered into between our company and Brookfield Infrastructure to create our company, while keeping it as a part of our group. Given our ownership structure, the rationale for our formation and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of our company and Brookfield Infrastructure will typically be aligned.
However, conflicts of interest might arise between our company, on the one hand, and Brookfield Infrastructure, on the other hand. In order to assist our company in addressing such conflicts, our board includes a non-overlapping director. John Fees is currently serving as the non-overlapping member of our board of directors. Mr. Fees served on the board of directors of the general partner of the partnership since April 22, 2013 and resigned from such board of directors shortly prior to the special distribution. If in the 12 months following the completion of the special distribution, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Fees will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between our company and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces our ownership structure, the rationale for our formation and the economic equivalence between the exchangeable shares and units. Our group will not generally consider it a conflict for our company and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
Our company and the partnership have been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits us to be exempt from the minority approval and valuation requirements for transactions in the context of (i) related party transactions (as defined in MI 61-101) of the partnership with our company or our subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of our company with the partnership or the partnership’s subsidiary entities.
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
168        Brookfield Infrastructure Corporation

ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for additional information required to be disclosed under this Item.
8.B    SIGNIFICANT CHANGES
See Item 3 “Key Information”, Item 4 “Information on the Company” and, Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation” for additional information.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our exchangeable shares are listed on the NYSE and TSX under the symbol “BIPC”.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR SHARE CAPITAL
Our authorized share capital consists of (i) an unlimited number of exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series), which, together with the class A senior preferred shares, we refer to as the preferred shares.
Brookfield Infrastructure Corporation     169

As of the date hereof, approximately 45.0 million exchangeable shares, one class B share, 1.4 million class C shares and no preferred shares are issued and outstanding. Brookfield Infrastructure holds the class B share, having a 75% voting interest in our company, and all of the class C shares, which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield holds, directly and indirectly, approximately 19.3% of our exchangeable shares.
Exchangeable Shares
The following description of exchangeable shares sets forth certain general terms and provisions of exchangeable shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s articles. Each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a unit. Consequently, we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Voting
Except as otherwise expressly provided in the articles or as required by law, each holder of exchangeable shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.
Holders of exchangeable shares hold an aggregate 25% voting interest in our company.
Dividends
The holders of exchangeable shares are entitled to receive dividends as and when declared by our board subject to the special rights of the holders of all classes and series of the preferred shares and any other shares ranking senior to the exchangeable shares with respect to priority in payment of dividends. Each exchangeable share will receive identical dividends to the distributions paid on each unit.
Subject to the prior rights of holders of all classes and series of preferred shares at the time outstanding having prior rights as to dividends, and in preference to the class C shares, each exchangeable share entitles its holder to cumulative dividends per share in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor (which is currently one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) determined in accordance with our articles and in effect on the record date of such dividend, which we refer to as the exchangeable dividend (see below “— Adjustments to Reflect Certain Capital Events”). The record and payment dates for the dividends on the exchangeable shares, to the extent not prohibited by applicable law, shall be the same as the record and payment dates for the distributions upon the units.
170        Brookfield Infrastructure Corporation

If the full amount of an exchangeable dividend is not declared and paid concurrently with a distribution on the units, then the undeclared or unpaid amount of such exchangeable dividend shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been earned, declared or authorized. Any exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable, which we refer to as unpaid dividends. All exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the class C shares. The holders of exchangeable shares are not entitled to any dividends from our company other than the exchangeable dividends.
Exchange by Holder
Holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of our group). If you hold exchangeable shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of exchangeable shares, please contact the transfer agent and follow the process described below.
Each holder of exchangeable shares who wishes to exchange one or more of his or her exchangeable shares for units or its cash equivalent is required to complete and deliver a notice of exchange in the form available from our transfer agent. Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, deliver to the tendering holder of exchangeable shares, in accordance with instructions set forth in the notice of exchange, one unit per exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by our company or the partnership as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of our company). Upon completion of the exchange of any exchangeable shares as described herein, the holder of exchangeable shares who has exchanged their exchangeable shares will have no further right, with respect to any exchangeable shares so exchanged, to receive any dividends on exchangeable shares with a record date on or after the date on which such exchangeable shares are exchanged.
Notwithstanding the paragraph above, when a notice of exchange has been delivered to us by or on behalf of a tendering holder of exchangeable shares, we will promptly, and in any event, within one (1) business day after receipt thereof, deliver to each of Brookfield and the partnership a written notification of our receipt of such notice of exchange setting forth the identity of the holder of exchangeable shares who wishes to exchange such exchangeable shares and the number of exchangeable shares to be exchanged. The partnership may elect to satisfy our exchange obligation by acquiring all of the tendered exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by our company or the partnership as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of the partnership). If the partnership elects to satisfy our exchange obligation, it shall, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to our transfer agent of its intention to satisfy the exchange obligation and shall
Brookfield Infrastructure Corporation     171

satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by our transfer agent by delivering to such holder of exchangeable shares the units or its cash equivalent. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
In the event that a tendering holder of exchangeable shares has not received the number of units or its cash equivalent (the form of payment to be determined by us or the partnership in each of their sole discretion) in satisfaction of the tendered exchangeable shares, then such tendering holder of exchangeable shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the Rights Agreement until March 31, 2025. In this scenario, the tendered exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. See Item 7.B “Related Party Transactions - Relationship with Brookfield — Rights Agreement” for a further description of the Rights Agreement. Pursuant to the Rights Agreement, the partnership has agreed to indemnify Brookfield, in its capacity as selling security holder, for certain liabilities under applicable securities laws concerning selling security holders, in connection with any units delivered by Brookfield pursuant to the Rights Agreement.
No Fractional Units. No fractional units will be issued or delivered upon exchange of exchangeable shares. In lieu of any fractional units to which the tendering holder of exchangeable shares would otherwise be entitled at our group’s election, our group will pay an amount in cash equal to the unit value on the trading day immediately preceding the exchange date multiplied by such fraction of a unit.
Conversion of Tendered Exchangeable Shares. Brookfield Infrastructure is entitled at any time to have any or all exchangeable shares acquired by Brookfield Infrastructure converted into class C shares on a one-for-one basis. With each acquisition by the partnership of exchangeable shares and/or the election by the partnership to convert these acquired shares for shares of class C shares, the partnership’s indirect ownership interest in our company will increase.
Adjustments to Reflect Certain Capital Events. The conversion factor (which is currently one) is subject to adjustment in accordance with our company’s articles to reflect certain capital events, including (i) if the partnership or our company declares or pays a distribution to its unitholders consisting wholly or partly of units or a dividend to its shareholders consisting wholly or partly of exchangeable shares, as applicable, without a corresponding distribution or dividend, as applicable, being declared or paid by the other entity; (ii) if the partnership or our company splits, subdivides, reverse-splits or combines its outstanding units or exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if the partnership or our company distributes any rights, options or warrants to all or substantially all holders of its units or exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire units or exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for units or exchangeable shares), as applicable, without a corresponding distribution of rights, options or warrants by the other entity; (iv) if the partnership distributes to all or substantially all holders of units evidences of its indebtedness or assets (including securities), or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (v) if the partnership or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the units (but excluding for all purposes any exchange or tender offer to exchange units for exchangeable shares or any other security economically equivalent to units), to the extent that the cash and value of any other consideration included in the payment per unit exceeds certain thresholds.
172        Brookfield Infrastructure Corporation

Redemption by Issuer
Our board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.
Upon any such redemption event, the holders of exchangeable shares shall be entitled to receive pursuant to such redemption one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any redemption event, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Brookfield Infrastructure Corporation     173

Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of all classes and series of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) plus all unpaid dividends, if any. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Automatic Redemption upon Liquidation of the Partnership
Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares will be automatically redeemed by us on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any such redemption, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) plus all unpaid dividends, if any. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of the partnership. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Book-Based System
The exchangeable shares are uncertificated. Registration of ownership and transfers of the exchangeable shares may be effected through the book-based system administered by the transfer agent, CDS Clearing and Depository Services Inc., or CDS, or DTC, as applicable.
174        Brookfield Infrastructure Corporation

Treatment of Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, unless such offer is extended to holders of exchangeable shares and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares, unless such offer is extended to holders of units. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
Class B Shares
The following description of class B shares sets forth certain general terms and provisions of class B shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
Voting
Except as otherwise expressly provided in our articles or as required by law, each holder of class B shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders. Each holder of class B shares is entitled to cast a number of votes per class B share equal to: (i) the number that is three times the number of exchangeable shares then issued and outstanding divided by (ii) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.
Dividends
Except as provided in the following sentence, the holders of class B shares will not be entitled to receive dividends. In the event a dividend is declared and paid on the exchangeable shares consisting of exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the class B shares consisting of class B shares.
Liquidation
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of all classes and series of preferred shares and after the payment in full of the amount due to the holders of exchangeable shares described under the section entitled “— Exchangeable Shares — Liquidation”, the holders of class B shares shall be entitled to, and in preference to the class C shares, receive one unit per class B share held (subject to adjustment to effect certain capital events as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company).
Brookfield Infrastructure Corporation     175

Redemption by Holder
Holders of class B shares have the right to tender all or a portion of their class B shares for cash for each class B share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have thirty (30) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The class B shares may only be transferred to the partnership or persons controlled by the partnership.
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
Voting
Except as otherwise expressly provided in our articles or as required by law, each holder of a class C share shall be entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not otherwise be entitled to vote at any such meetings.
Dividends
The holders of class C shares are entitled to receive dividends as and when declared by our board subject to the special rights of the holders of all classes and series of the preferred shares, exchangeable shares any other shares ranking senior to the class C shares with respect to priority in payment of dividends.
Subject to the prior rights of holders of all classes and series of preferred shares and the exchangeable shares at the time outstanding having prior rights as to dividends, each class C share entitles its holder to dividends as and when declared by our board, which we refer to as the class C dividend. The record and payment dates for the dividends or other distributions upon the class C shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for the dividends or other distributions upon the units.
In the event a dividend is declared and paid on the exchangeable shares consisting of exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the class C shares consisting of class C shares.
Liquidation
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of preferred shares and after the payment in full of the amount due to the holders of exchangeable shares described under the section entitled “— Exchangeable Shares — Liquidation” and the holders of class B shares described under the section entitled “— Class B Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of class C shares.
176        Brookfield Infrastructure Corporation

Redemption by Holder
Holders of class C shares have the right to tender all or a portion of their class C shares for cash in an amount for each class C share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) on the date of the request for redemption. Upon receipt of a request for redemption, we will have ten (10) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The class C shares may only be transferred to the partnership or persons controlled by the partnership.
Preferred Shares
The following description of preferred shares sets forth certain general terms and provisions of class A senior preferred shares and class B junior preferred shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
Priority
Each series of exchangeable senior preferred shares will rank on a parity with every other series of class A senior preferred shares with respect to dividends and return of capital, and each series of class B junior preferred shares will rank on a parity with every other series of class B junior preferred shares with respect to dividends and return of capital. The preferred shares shall be entitled to a preference over the exchangeable shares, the class B shares, the class C shares and any other shares ranking junior to the preferred shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other distribution of the assets of our company among our shareholders for the specific purpose of winding up our affairs. The class A senior preferred shares shall be entitled to preference over the class B junior preferred shares for all such matters.
Directors’ Right to Issue in One or More Series
The preferred shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, our board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in our articles or in applicable law, determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares as the case may be, of such series.
Voting
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of preferred shares, the holders of such preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of our shareholders.
Amendment with Approval of Holder of Preferred Shares
The rights, privileges, restrictions and conditions attached to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of such class of preferred shares given as hereinafter specified and subject to applicable law.
Brookfield Infrastructure Corporation     177

Approval of Holders of Preferred Shares
The approval of the holders of a class of preferred shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of preferred shares as a class or in respect of any other matter requiring the consent of the holders of such class of preferred shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of preferred shares or passed by the affirmative vote of at least two-thirds (2/3rds) of the votes cast at a meeting of the holders of such class of preferred shares duly called for that purpose.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by applicable law as in force at the time of the meeting and those, if any, prescribed by our articles with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of preferred shares as a class, or at any joint meeting of the holders of two or more series of a class of preferred shares, each holder of such class of preferred shares entitled to vote thereat shall have one vote in respect of each such preferred share held.

COMPARISON OF RIGHTS OF HOLDERS OF OUR EXCHANGEABLE SHARES AND THE PARTNERSHIP’S UNITS
Our company is a corporation existing under British Columbia law. The partnership is an exempted limited partnership existing under Bermuda law. The rights of shareholders are governed by the BCBCA and our company’s articles. The rights of unitholders are governed by the partnership’s limited partnership agreement and certain provisions of Bermuda law.
The following comparison is a summary of certain material differences between the rights of shareholders and unitholders under the governing documents of our company and the partnership and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the BCBCA, (ii) the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and the Bermuda Partnership Act 1902, (iii) our company’s articles, (iv) the partnership’s limited partnership agreement as amended from time to time and (v) the bye-laws of the partnership’s general partner.
This section does not include a complete description of all of the differences between the rights of shareholders and unitholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the partnership’s annual report on Form 20-F, the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of our company and the partnership, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

	EXCHANGEABLE SHARES	UNITS
Corporate Governance	Our company is a corporation formed under the laws of the Province of British Columbia. The rights of shareholders are governed by the BCBCA and the company’s articles.	The partnership is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The partnership’s limited partnership agreement provides for the management and control of the partnership by a general partner, the partnership’s general partner.
178        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

Subject to our articles, including the terms of the shares then outstanding, our board has broad rights to issue additional shares (including new classes of shares and options, rights, warrants, and appreciation rights relating to such shares) for any purpose, at any time and on such terms and conditions as it may determine without the approval of any shareholders. Any additional shares may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of shares) as may be determined by our board in its sole discretion.
The partnership’s interests consist of the general partner unit, which represents the general partnership interest, the units and the preferred units, representing limited partnership interests in the partnership, and any additional partnership interests representing limited partnership interests that it may issue in the future.

The partnership’s general partner has broad rights to cause the partnership to issue additional partnership interests and may cause the partnership to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners, subject to the terms of any preferred units then outstanding. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the partnership’s general partner in its sole discretion, all without the approval of the partnership’s limited partners.

Brookfield Infrastructure Corporation     179

EXCHANGEABLE SHARES	UNITS
Voting Rights	Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares, will vote together and not as separate classes. Each holder of an exchangeable share is entitled to cast one vote per exchangeable share on all matters submitted to a vote. On each such matter, the holders of class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. As Brookfield Infrastructure holds all of the class B shares, it holds 75% of the votes eligible to be cast on all matters where the exchangeable shares and class B shares vote together.

At any time that no exchangeable shares are outstanding and for any vote held only in respect of the class B shares, the holder of the class B shares will be entitled to cast one vote per class B share. At any time that no exchangeable shares are outstanding, quorum will be at least one holder of class B shares.

Limited partners are not entitled to vote on matters relating to the partnership, although unitholders are entitled to consent to certain matters with respect to certain amendments to the partnership’s limited partnership agreement and certain matters with respect to the withdrawal of the partnership’s general partner. Each unit entitles the holder thereof to one vote for the purposes of any approvals of unitholders. In addition to their rights under the partnership’s limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules.

180        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Size of Board	Our company’s board is set at eight (8) directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for one additional non-overlapping director to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Fees serves as the non-overlapping member of our board of directors. Mr. Fees has served on the board of directors of the general partner of the partnership since April 22, 2013 and resigned from such board of directors prior to the special distribution. If in the 12 months following the initial distribution date, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Fees will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at eight (8) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
Election and Removal of Directors
Our company’s board is elected by our shareholders and each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Vacancies on our board may be filled and additional directors may be added by a resolution of our company’s shareholders or a vote of the directors then in office. A director may be removed from office by a special resolution duly passed by our company’s shareholders. A director will be automatically removed from our board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes disqualified by law from acting as a director.
The partnership’s general partner’s board of directors was elected by its shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the partnership’s general partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the partnership’s general partner’s board of directors may be filled and additional directors may be added by a resolution of the shareholders of the partnership’s general partner or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the partnership’s general partner or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.
Brookfield Infrastructure Corporation     181

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments
Our company may from time to time amend, modify or repeal any provision contained in the articles of our company in a manner authorized by the BCBCA.

Under the BCBCA, alteration of the notice of articles generally requires authorization by either court order, by a two-thirds (2/3rds) vote of all voting shares or by the methods specified in our company’s articles. Certain alterations to matters such as changes to company name or address or a change in directors will not require authorization by the above-mentioned methods. Specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of such class or series, will entitle the affected class or series to consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Under the BCBCA, our company may resolve to alter its articles by the type of resolution specified in the BCBCA, if not specified in the BCBCA, by the type of resolution specified in our articles or if neither the BCBCA or our articles specify the type of resolution, by a two-thirds (2/3rds) vote of all voting shares; provided however, if such alteration would prejudice or interfere with the rights of a particular class or series, such class or series must consent by special resolution to the alteration, whether or not such class or series otherwise carries the right to vote.

Amendments to the partnership’s limited partnership agreement may be proposed only by or with the consent of the partnership’s general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the partnership’s general partner must seek approval of a majority of outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval.

No amendment may be made that would: (i) enlarge the obligations of any limited partner without its consent, except any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the partnership to, the partnership’s general partner or any of its affiliates without the consent of the partnership’s general partner, which may be given or withheld in its sole discretion. The provision of the partnership’s limited partnership agreement preventing the amendments having the effects described in clauses (i) and (ii) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

182        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments, Continued
Subject to applicable law, the partnership’s general partner may generally make amendments to the partnership’s limited partnership agreement without the approval of any limited partner to reflect: (i) a change in the name of the partnership, the location of its registered office or its registered agent; (ii) the admission, substitution or withdrawal of partners in accordance with the partnership’s limited partnership agreement; (iii) a change that the partnership’s general partner determines is reasonable and necessary or appropriate for the partnership to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the partnership’s general partner to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes; (iv) an amendment that the partnership’s general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation; (v) an amendment that is necessary, in the opinion of the partnership’s counsel, to prevent the partnership or the partnership’s general partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act, or similar legislation in other jurisdictions; (vi) subject to the terms of any preferred units then outstanding, an amendment that the partnership’s general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities; (vii) any amendment expressly permitted in the partnership’s limited partnership agreement to be made by the partnership’s general partner acting alone; (viii) an amendment effected, necessitated or contemplated by a merger or consolidation of the partnership with one or more persons in accordance with the provisions of the partnership’s limited partnership agreement;

Brookfield Infrastructure Corporation     183

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments, Continued
(ix) any amendment that the partnership’s general partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the partnership’s limited partnership agreement; (x) a change in the partnership’s fiscal year and related changes; or (xi) any other amendments substantially similar to any of the matters described in (i) through (x) above.

In addition, the partnership’s general partner may make amendments to the partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the partnership’s general partner: (i) do not adversely affect the partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect; (ii) are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority; (iii) are necessary or appropriate to facilitate the trading of the units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading; (iv) are necessary or appropriate for any action taken by the partnership’s general partner relating to splits or combinations of units under the provisions of the partnership’s limited partnership agreement; or (v) are required to effect the intent of the provisions of the partnership’s limited partnership agreement or are otherwise contemplated by the partnership’s limited partnership agreement.

The partnership’s general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described in the preceding two paragraphs should occur. No other amendments to the partnership’s limited partnership agreement will become effective without the approval of holders of at least 90% of the units, unless the partnership obtains an opinion of counsel to the effect that the amendment will not

184        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments, Continued	(i) cause the partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the partnership’s general partner has not made the election described below under the section entitled “Qualification”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.
Special Meetings of the Shareholders
A special meeting of the shareholders for any purpose or purposes may be called only by the company board on a date not less than twenty-one (21) days nor more than two (2) months after the sending of the notice of the meeting to each shareholder of record entitled to vote at such meeting.

The partnership’s general partner may call special meetings of the limited partners at a time and place outside of Canada determined by the partnership’s general partner on a date not less than ten (10) days nor more than sixty (60) days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the partnership’s general partner (which may not be less than ten (10) nor more than sixty (60) days before the meeting) are entitled to notice of any meeting.

Brookfield Infrastructure Corporation     185

EXCHANGEABLE SHARES	UNITS
Written Consent in Lieu of Meeting	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.	Written consents may be solicited only by or on behalf of the partnership’s general partner. Any such consent solicitation may specify that any written consents must be returned to the partnership within the time period, which may not be less than twenty (20) days, specified by the partnership’s general partner.

For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the partnership’s general partner may set a record date, which may be not less than ten (10) nor more than sixty (60) days before the date by which record holders are requested in writing by the partnership’s general partner to provide such consents. Only those holders of partnership interests on the record date established by the partnership’s general partner will be entitled to provide consents with respect to matters as to which a consent right applies.

186        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

To the fullest extent permitted by law, our company will indemnify any present or former director or officer of our company (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred. Our company may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by our company the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by our company within sixty (60) days after the receipt by our company of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).	Under the partnership’s limited partnership agreement, the partnership is required to indemnify to the fullest extent permitted by law the partnership’s general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of the partnership and any other person designated by the partnership’s general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the partnership’s general partner will not constitute a breach of the partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. The partnership’s limited partnership agreement requires the partnership to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The partnership’s general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.
Brookfield Infrastructure Corporation     187

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers, Continued	Our company will not indemnify any present or former director or officer of our company for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is specifically prohibited under the BCBCA.
Under the partnership’s general partner’s bye-laws, the partnership’s general partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders, employees or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s general partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The partnership’s general partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
188        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Dividends and Distributions
Pursuant to the articles and subject to the prior rights of holders of all classes and series of preferred shares at the time outstanding having prior rights as to dividends, each exchangeable share will entitle its holder to the exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor determined in accordance with the articles and in effect on the record date of such dividend (which conversion factor is initially one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The record and payment dates for the dividends upon the exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the units.

If the full amount of an exchangeable dividend is not declared and paid concurrent with a distribution on the units, then the undeclared or unpaid amount of such exchangeable dividend shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been declared or authorized. Any exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable, which we refer to as unpaid dividends.

All exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the class C shares. Share dividends, if any, paid on the exchangeable shares and class C shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in exchangeable shares to shareholders and in class C shares to holders of the class C shares.

The shareholders shall not be entitled to any dividends from our company other than the exchangeable dividends.
Distributions to partners of the partnership will be made only as determined by the general partner in its sole discretion. However, the general partner will not be permitted to cause the partnership to make a distribution if the partnership does not have sufficient cash on hand to make the distribution, the distribution would render the partnership insolvent, or if, in the opinion of the general partner, the distribution would leave the partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene applicable laws.

Subject to the terms of any preferred units outstanding, the general partner has sole authority to determine whether the partnership will make distributions and the amount and timing of these distributions.

The partnership has a distribution reinvestment plan for holders of its units who are resident in Canada, the United States and Australia. Unitholders who are not resident in Canada, the United States or Australia may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so.

Brookfield Infrastructure Corporation     189

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	Shareholders have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”
N/A.
190        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Redemption by Issuer	Our board has the right upon sixty (60) days’ prior written notice to shareholders to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion subject to applicable law, including without limitation following the occurrence of certain redemption events described in Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Redemption by Issuer”. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which the company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to shareholders and without the consent of shareholders, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date, subject to applicable law.

Upon any such redemption event, the shareholders shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”
N/A.
Brookfield Infrastructure Corporation     191

	EXCHANGEABLE SHARES	UNITS
Qualification	N/A.
If the partnership’s general partner determines in its sole discretion that it is no longer in the partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, the partnership’s general partner may elect to treat partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

192        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the shareholders shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this annual report on Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the shareholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

The partnership will be dissolved upon the withdrawal of the partnership’s general partner as the general partner of the partnership (unless a successor entity becomes the general partner pursuant to the partnership’s limited partnership agreement) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the partnership or an order to wind-up or liquidate the partnership’s general partner without the appointment of a successor in compliance with the partnership’s limited partnership agreement. The partnership will be reconstituted and continue without dissolution if within thirty (30) days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if the partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

Brookfield Infrastructure Corporation     193

	EXCHANGEABLE SHARES	UNITS
Liquidation, Continued	Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.
Conversion	The partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A.
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
194        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Protection of Shareholders
Under the BCBCA, pursuant to the oppression remedy, any holder of exchangeable shares may apply to court for an order where the affairs of our company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more shareholders, or where there has been some act of our company that is unfairly prejudicial to one or more of the shareholders. Under the BCBCA, pursuant to the derivative action remedy, a shareholder (including a beneficial shareholder) may bring an action in the name of and on behalf of our company to enforce a right, duty or obligation owed to our company that could be enforced by our company itself or to obtain damages for any such breach of right, duty or obligation.
There is no oppression remedy or derivative action remedy available under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992.

Furthermore, the partnership’s limited partnership agreement also stipulates that unless otherwise determined by the general partner of the partnership, a Person (as defined in the limited partnership agreement) shall not have pre-emptive, preferential or other similar rights in respect to the issuance of a unit.

Takeover Bids, Issuer Bids and Tender Offers
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, shareholders will not be entitled to participate in an offer or bid made to acquire units unless such offer has been extended to shareholders.

The units are not exchangeable shares and will not be treated as exchangeable shares for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. As a result, unitholders will not be entitled to participate in an offer or bid made to acquire the exchangeable shares unless such offer has been extended to unitholders.

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which (i) have been entered into by us since our formation or (ii) are otherwise material to our company:

1.Rights Agreement, dated March 31, 2020, between Brookfield and Wilmington Trust, National Association, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”.

2.Registration Rights Agreement, dated March 31, 2020, between our company, the partnership and Brookfield Asset Management Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”.

3.Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement”.

4.Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.

Brookfield Infrastructure Corporation     195

5.Guarantee, dated as of March 30, 2020, by BIPC Holdings Inc. in favor of Computershare Trust Company of Canada, in respect of debt securities issued by the Brookfield Infrastructure Debt Issuers, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

6.Guarantee Indenture, dated as of March 30, 2020, among BIP Investment Corporation, BIPC Holdings Inc. and Computershare Trust Company of Canada, in respect of senior preferred shares of BIP Investment Corporation, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

7.Guarantee Indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada, in respect of the partnership’s preferred units, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

8.Credit Agreement, effective as of March 31, 2020, between BIP Bermuda Holdings I Limited, as lender, and BUUK Bermuda Holdco Limited, as borrower, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.

9.Credit Agreement, effective as of March 31, 2020, between BUUK Bermuda Holdco Limited, as lender, and BIP Bermuda Holdings I Limited, as borrower, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.

10.Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and subsequently assigned to another subsidiary of the partnership.

11.Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P. and subsequently assigned to another subsidiary of the partnership.

12.Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Equity Commitment”.

13.Voting Agreement, dated March 31, 2020, between our company and the NTS entities, described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Voting Agreements”.

14.Amended and Restated Master Services Agreement, dated March 13, 2015 and as amended, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.

Copies of the foregoing documents are available on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
196        Brookfield Infrastructure Corporation

10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Canada or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Canada or the United States holding the company’s securities, except as otherwise described in this annual report on Form 20-F under Item 10.E “Taxation.”
10.E    TAXATION
The following summary discusses certain material United States, Canadian and Australian tax considerations related to the holding and disposition of exchangeable shares as of the date hereof. Shareholders are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in exchangeable shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership, and disposition of units set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors — Risks Related to Taxation” in the partnership’s most recent annual report. The following discussion is limited as described in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent annual report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of our company, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold exchangeable shares through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom the exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code. This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to holders of units of the partnership. The actual tax consequences of the ownership and disposition of exchangeable shares will vary depending on your individual circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Brookfield Infrastructure Corporation     197

A “Non-U.S. Holder” is a beneficial owner of exchangeable shares other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership holds exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold exchangeable shares should consult their own tax advisers.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of exchangeable shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
Partnership Status of the Partnership and the Holding LP
Each of the partnership and the Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. The partnership is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
We understand that the general partner of the partnership intends to manage the affairs of the partnership and the Holding LP so that the partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, we understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.
The remainder of this summary assumes that the partnership and the Holding LP will be treated as partnerships for U.S. federal tax purposes.
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences for holders of exchangeable shares relating to the ownership and disposition of exchangeable shares will depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
198        Brookfield Infrastructure Corporation

Consequences to U.S. Holders
Ownership and Disposition of Exchangeable Shares
Taxation of Distributions. Subject to the discussion below under the heading “— Passive Foreign     Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to exchangeable shares (including amounts withheld to pay Canadian withholding taxes) will be included in such holder’s gross income as a dividend to the extent paid out of our company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of a distribution exceeds our company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its exchangeable shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain.
Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares traded on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to exchangeable shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisers regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares. Subject to the discussion below under the headings “—Exercise of the Partnership Call Right” and “— Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of exchangeable shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as units) received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Brookfield Infrastructure Corporation     199

The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or units by Brookfield pursuant to the Rights Agreement, or (ii) whose exchange request is satisfied by the delivery of cash by the partnership pursuant to the exercise of the partnership call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of units pursuant to the partnership’s exercise of the partnership call right, see the discussion below under the heading “— Exercise of the Partnership Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or units by our company is described in the following paragraph.

A redemption or exchange of exchangeable shares satisfied by our company will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company (within the meaning of Section 302(b)(3) of the U.S. Internal Revenue Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the U.S. Internal Revenue Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the U.S. Internal Revenue Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the exchangeable shares, you may be required to take into account not only the exchangeable shares and other equity interests in our company that you actually own but also other equity interests in our company that you constructively own within the meaning of Section 318 of the U.S. Internal Revenue Code. If you own (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercise no control over our company’s corporate affairs, you may be entitled to sale or exchange treatment on a redemption or exchange of the exchangeable shares if you experience a reduction in your equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If you meet none of the alternative tests of Section 302(b) of the U.S. Internal Revenue Code, the redemption or exchange will be treated as a distribution subject to the rules described above under “—Taxation of Distributions”. Because the determination as to whether any of the alternative tests of Section 302(b) of the U.S. Internal Revenue Code is satisfied with respect to any particular U.S. Holder of exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its tax adviser regarding the tax treatment of a redemption or exchange.

In the event that a redemption or exchange is properly treated as a distribution, the amount of the distribution will be equal to the amount of cash and the fair market value of property received (such as units) without any offset for a U.S. Holder’s tax basis in the exchangeable shares. In such case, any tax basis in the redeemed or exchanged exchangeable shares would be transferred to a U.S. Holder’s remaining exchangeable shares.

Exercise of the Partnership Call Right. The partnership has the right to acquire exchangeable shares directly from a shareholder under certain circumstances in exchange for units or cash (the “partnership call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for cash pursuant to the exercise of the partnership call right, see the discussion above under “— Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares.”

200        Brookfield Infrastructure Corporation

The U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code. For the exchange to so qualify, the partnership (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. With respect to the classification of the partnership as a partnership, see the discussion above under “— Partnership Status of the Partnership and Holding LP”.

Section 721(b) of the U.S. Internal Revenue Code provides that Section 721(a) of the U.S. Internal Revenue Code will not apply to gain realized on a transfer of property to a partnership which would be treated as an investment company (within the meaning of Section 351 of the U.S. Internal Revenue Code) if the partnership were incorporated. Under Section 351 of the U.S. Internal Revenue Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the U.S. Internal Revenue Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.

Based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on the units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently does not expect a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right to be treated as a transfer of property to an investment company within the meaning of Section 721(b) of the U.S. Internal Revenue Code. Thus, we understand that the general partner of the partnership currently expects such exchange to qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If the partnership were an investment company immediately following the exchange of exchangeable shares for units by a U.S. Holder pursuant to the exercise of the partnership call right, and such exchange were to result in diversification of interests with respect to such U.S. Holder, then Section 721(a) of the U.S. Internal Revenue Code would not apply with respect to such holder, and such holder would be treated as if such holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.

Brookfield Infrastructure Corporation     201

Even if a U.S. Holder’s transfer of exchangeable shares in exchange for units pursuant to the partnership’s exercise of the partnership call right qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code, we understand that the general partner of the partnership currently expects for the partnership and Holding LP to immediately undertake subsequent transfers of such exchangeable shares that would result in the allocation to such U.S. Holder of any gain realized under Section 704(c)(1) of the U.S. Internal Revenue Code. Under this provision, if appreciated property is contributed to a partnership, the contributing partner must recognize any gain that was realized but not recognized for U.S. federal income tax purposes with respect to the property at the time of the contribution (referred to as “built-in gain”) if the partnership sells such property (or otherwise transfers such property in a taxable exchange) at any time thereafter or distributes such property to another partner within seven years of the contribution in a transaction that does not otherwise result in the recognition of “built-in gain” by the partnership. If Section 704(c)(1) of the U.S. Internal Revenue Code applies with respect to a U.S. Holder, and such holder fails to disclose to the partnership its basis in exchangeable shares exchanged for units pursuant to the exercise of the partnership call right, then, solely for the purpose of allocating items of income, gain, loss, or deduction under Section 704(c) of the U.S. Internal Revenue Code, we understand that the general partner of the partnership intends to use a reasonable method to estimate such holder’s basis in the exchangeable shares exchanged for units pursuant to the exercise of the partnership call right. To ensure compliance with Section 704(c) of the U.S. Internal Revenue Code, such estimated basis could be lower than a U.S. Holder’s actual basis in its exchangeable shares. As a result, the amount of gain reported by the partnership to the IRS with respect to such U.S. Holder in connection with such subsequent transfers could be greater than the correct amount.

If, contrary to the current expectations of the general partner of the partnership, Section 704(c)(1) does not apply as a result of any such subsequent transfers by the partnership or the Holding LP of exchangeable shares transferred by a U.S. Holder for units in an exchange qualifying as tax-free under Section 721(a) of the U.S. Internal Revenue Code, then such U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its exchangeable shares deferred as a result of such exchange under other provisions of the U.S. Internal Revenue Code. Under Section 737 of the U.S. Internal Revenue Code, such U.S. Holder could be required to recognize built-in gain if the partnership were to distribute any property of the partnership other than money or exchangeable shares to such former holder of exchangeable shares within seven years of exercise of the partnership call right. Under Section 707(a) of the U.S. Internal Revenue Code, such U.S. Holder could be required to recognize built-in gain if the partnership were to make distributions (other than “operating cash flow distributions”, unless another exception were to apply) to such U.S. Holder within two years of exercise of the partnership call right.

If Section 721(a) of the U.S. Internal Revenue Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and, contrary to the current expectations of the general partner of the partnership, none of the special provisions (including Section 704(c)(1) of the U.S. Internal Revenue Code) described in the preceding paragraphs applies, then such U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “— Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by such U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by such holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in such holder’s particular circumstances and such holder’s holding period in units received in exchange for exchangeable shares.

202        Brookfield Infrastructure Corporation

For a general discussion of the tax consequences to a U.S. Holder of owning and disposing of units received in exchange for exchangeable shares, see the discussion in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent annual report. The U.S. federal income tax consequences of exchanging exchangeable shares for units are complex, and each U.S. Holder should consult its own tax adviser regarding such consequences in light of such holder’s particular circumstances.

Passive Foreign Investment Company Considerations. Certain adverse tax consequences could apply to a U.S. Holder if our company is treated as a PFIC for any taxable year during which the U.S. Holder holds exchangeable shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.

Based on its expected income, assets, and activities, our company does not expect to be a PFIC for the current taxable year, nor does it expect to become a PFIC in 2022 or for the foreseeable future. However, the determination of whether our company is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our company’s income and assets from time to time, there can be no assurance that our company will not be considered a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.

If our company were a PFIC for any taxable year during which a U.S. Holder held exchangeable shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of exchangeable shares.

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If you were to elect to treat your interest in our company as a “qualified electing fund” (“QEF election”) for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC, including information necessary to make a QEF election with respect to each such entity.

Brookfield Infrastructure Corporation     203

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that our company or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and asset tests described above. The proposed regulations will not be effective unless and until they are adopted in final form. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of exchangeable shares.

Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult its tax advisers regarding the applicability of this tax to its income and gains in respect of exchangeable shares.

Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their own tax advisers regarding their information reporting obligations, if any, with respect to their ownership and disposition of exchangeable shares.

Information Reporting and Backup Withholding. Distributions on exchangeable shares made to a U.S. Holder and proceeds from the sale or other disposition of exchangeable shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

204        Brookfield Infrastructure Corporation

Consequences to Non-U.S. Holders

Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on exchangeable shares that is treated as a deemed dividend under Section 871(m) of the U.S. Internal Revenue Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). The partnership indirectly holds stock of a U.S. corporation through the Holding LP, and the exchangeable shares are intended to be structured so that distributions are identical to distributions on units. Accordingly, the contractual arrangements relating to the exchangeable shares could be subject to Section 871(m) of the U.S. Internal Revenue Code, as discussed below.

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2023, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2023, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2023.

This 30% withholding tax may be reduced or eliminated under the U.S. Internal Revenue Code or an applicable income tax treaty, provided that the Non-U.S. Holder properly certifies its eligibility by providing an IRS Form W-8. If, notwithstanding the foregoing, our company is unable to accurately or timely determine the tax status of a Non-U.S. Holder for purposes of establishing whether reduced rates of withholding apply, then U.S. withholding tax at a rate of 30% may apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent under Section 871(m) of the U.S. Internal Revenue Code. A dividend equivalent may also be subject to a 30% withholding tax under FATCA, unless a Non-U.S. Holder properly certifies its FATCA status on IRS Form W-8 or other applicable form and satisfies any additional requirements under FATCA.

Brookfield Infrastructure Corporation     205

Notwithstanding the foregoing, our company’s position that the contractual arrangements relating to the exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the U.S. Internal Revenue Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the exchangeable shares is uncertain. Accordingly, the IRS could challenge our company’s position and assert that the contractual arrangements relating to the exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the U.S. Internal Revenue Code or an applicable income tax treaty), to that portion, if any, of a distribution on exchangeable shares that is treated as referencing a U.S.-source dividend paid to the partnership or the Holding LP. Non-U.S. Holders should consult their own tax advisers regarding the implications of Section 871(m) of the U.S. Internal Revenue Code and FATCA for their ownership of exchangeable shares with regard to their particular circumstances.

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a controlled foreign corporation, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP, OUR COMPANY, AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following describes the certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder as beneficial owner who, at all relevant times, for the purposes of the Income Tax Act (Canada), or the Tax Act, (i) deals at arm’s length and is not affiliated with BIPC and (ii) holds the exchangeable shares as capital property. Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

206        Brookfield Infrastructure Corporation

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the proposed amendments, and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary assumes that at all relevant times (i) the exchangeable shares will be listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX), (ii) not more than 50% of the fair market value of an exchangeable share or a unit is attributable to one or more properties each of which is real property in Canada, a “Canadian resource property” or a “timber resource property”, and (iii) all or substantially all of the property of BIPC and the units of the partnership will not be “taxable Canadian property” (each as defined in the Tax Act). This summary also assumes that neither the partnership nor BIPC is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.

Management of BIPC believes that BIPC currently qualifies as a “mutual fund corporation” for the purposes of the Tax Act. To maintain its “mutual fund corporation” status, BIPC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. If BIPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BIPC and the holders may arise. BIPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which the exchangeable shares are outstanding and this summary assumes that will be the case.

This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units or the exchangeable shares, or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for the purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act (each as defined in the Tax Act). Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BIPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for the purposes of the Tax Act. Such holders should consult their own tax advisors.

Brookfield Infrastructure Corporation     207

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation concerning the tax consequences to any particular holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective holders should consult their own tax advisors with respect to an investment in the exchangeable shares having regard to their particular circumstances.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of an exchangeable share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange (pursuant to the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Taxation of Holders Resident in Canada

The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act, or a resident holder. Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable share (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Dividends on the Exchangeable Shares

Taxable dividends received on the exchangeable shares by a resident holder will be included in computing the resident holder’s income.

Dividends on the exchangeable shares received by a resident holder who is an individual will be included in computing the resident holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BIPC designates the dividends as “eligible dividends”. There may be limitations on BIPC’s ability to designate taxable dividends as eligible dividends.

Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the corporation’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.

In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the exchangeable shares will be deductible in computing its taxable income only if either:
a.the specified financial institution did not acquire the exchangeable shares in the ordinary course of its business; or
b.at the time of receipt of the taxable dividends by the specified financial institution,
(i)the exchangeable shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX); and
208        Brookfield Infrastructure Corporation

(ii)dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by
(A)the specified financial institution; or
(B)the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).

Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.

Holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of exchangeable shares held by such holders.

A resident holder of the exchangeable shares which is a corporation other than a “private corporation” or a “financial intermediary corporation” (each as defined in the Tax Act) will generally be subject to a 10% tax under Part IV.1 of the Tax Act in respect of any taxable dividends received by it on the exchangeable shares to the extent that such taxable dividends are deductible in computing its taxable income.

A resident holder which is a “private corporation” (as defined in the Tax Act) or any other corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act, generally imposed at the rate of 38 1/3%, on taxable dividends received on the exchangeable shares, to the extent that such dividends are deductible in computing its taxable income. Where Part IV.1 tax also applies to a taxable dividend received by a corporation, the rate of Part IV tax payable by the corporation is reduced by the rate of Part IV.1 tax.

The amount of any dividend that BIPC elects to pay from its “capital gains dividend account” (as defined in the Tax Act), or a capital gains dividend, received by a resident holder of the exchangeable shares from BIPC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.

Having regard to the dividend policy of BIPC, a resident holder acquiring exchangeable shares may become taxable on income or capital gains accrued or realized before such holder acquired such exchangeable shares.

Taxable dividends or capital gains dividends paid to a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Brookfield Infrastructure Corporation     209

If after January 1, 2023, the U.S. “substantial equivalence” test is met (see “Certain Material U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Ownership and Disposition of Exchangeable Shares” for further information in this respect) and BIPC has to withhold U.S. federal income tax, resident holders are urged to consult their own tax advisors as to whether any such U.S. withholding tax on such portion of a dividend may be eligible to be credited against the resident holders’ income tax or deducted from income subject to certain limitations under the Tax Act having regard to their own particular circumstances.

Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to BIPC (whether on a redemption by BIPC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition.

In general, one-half of a capital gain realized by a resident holder in a taxation year must be included in income as a taxable capital gain. One-half of a capital loss realized by a resident holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.

The amount of any capital loss realized by a resident holder that is a corporation on the disposition of an exchangeable share may be reduced by the amount of any dividends received or deemed to be received by the resident holder on such exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.

A taxable capital gain realized by a resident holder that is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

The cost of a unit to a resident holder received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the resident holder as capital property at the time.

For a description of the Canadian federal income tax considerations of holding and disposing of units, please see the section titled Item 10.E “Taxation - Certain Material Canadian Federal Income Tax Considerations” in the partnership’s annual report on Form 20-F.

Additional Refundable Tax

A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains.

210        Brookfield Infrastructure Corporation

Eligibility for Investment

Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and NYSE), the exchangeable shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, or RESP, registered disability savings plan, or RDSP, or a tax-free savings account, or TFSA.

Notwithstanding that exchangeable shares may be qualified investments for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP will be subject to a penalty tax in respect of the exchangeable shares if such exchangeable shares are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. The exchangeable shares will generally not be a prohibited investment for a trust governed by a TFSA, RDSP, RRSP, RRIF or RESP provided the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BIPC. Generally, such a holder, annuitant or subscriber, as the case may be, will not have a significant interest in BIPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BIPC or of any corporation that is related to BIPC (for purposes of the Tax Act). Holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of exchangeable shares held by such holders.

Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property”, in their particular circumstances.

Taxation of Holders Not Resident in Canada

The following portion of the summary is generally applicable to a holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the exchangeable shares in a business carried on in Canada, or a non-resident holder. Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends on the Exchangeable Shares

Dividends, other than capital gains dividends, paid or credited on the exchangeable shares or deemed to be paid or credited on the exchangeable shares to a non-resident holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax convention between Canada and the country in which the non-resident holder is resident.

Brookfield Infrastructure Corporation     211

The same Canadian withholding tax consequences are applicable to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BIPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BIPC’s “TCP gains balance” is the amount of BIPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act). BIPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.

Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares

A non-resident holder will not be subject to tax under the Tax Act on a disposition or deemed disposition of exchangeable shares unless the exchangeable shares are “taxable Canadian property” of the non-resident holder for purposes of the Tax Act at the time of the disposition or deemed disposition and the non-resident holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident.

Generally, the exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time provided that BIPC is a mutual fund corporation unless, at any particular time during the 60-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BIPC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the exchangeable shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A holder of the exchangeable shares that also holds one or more units will generally meet the condition in (a) above; however, BIPC does not expect that the condition in (b) will be met.

BIPC expects that at all relevant times, all or substantially all of its property and the units of the partnership will not be “taxable Canadian property”.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the exchangeable shares may be deemed to be “taxable Canadian property.” Non-resident holders for whom exchangeable shares may constitute “taxable Canadian property” should consult their own tax advisors.

The cost of a unit to a non-resident holder received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a non-resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the non-resident holder as capital property at the time.

212        Brookfield Infrastructure Corporation

For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation - Certain Material Canadian Federal Income Tax Considerations” in the partnership's annual report on Form 20-F.

AUSTRALIAN TAX CONSIDERATIONS

Set out below are general Australian income tax implications for Australian tax resident holders of exchangeable shares (“Australian Holders”).

This is not tax advice an Australian Holder can rely on. The individual circumstances of each Australian Holder will affect the taxation implications of each Australian Holder’s interest in our company. Australian Holders should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

The discussion is primarily intended for Australian Holders who hold their interest in our company on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account. Those Australian Holders should seek professional taxation advice in relation to their interest in our company.

The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”), the Income Tax Assessment Act 1936 (Cth) (“ITAA 1936”) and the Taxation Administration Act 1953 (Cth) (“Administration Act”) as at the date of this annual report.

Summary

The key Australian income tax implications for Australian Holders of exchangeable shares are set out below:
•Our company should be classified as a “company” for Australian income tax purposes as it is an incorporated entity and should be considered a body corporate.

•Our company is a non-resident of Australia for tax purposes and therefore, should not be subject to income tax in Australia except for any income sourced in Australia, or in respect of certain capital gains that relate to “taxable Australian property” as detailed in the ITAA 1997.

•Dividends declared by our company to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders’ assessable unfranked dividend income.

•Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company rules. This conclusion is dependent on the quantum of the interest held in our company.

•The disposal of exchangeable shares by Australian Holders should give rise to a capital gains tax (“CGT”) event for the Australian Holders. Broadly, Australian Holders that hold their exchangeable shares on capital account should realize a capital gain (or loss) equal to the difference between any capital proceeds received and the cost base (or reduced cost base) of the shares.

Brookfield Infrastructure Corporation     213

Characterization of the Corporation

Definition of “company”

A company is defined in section 995-1 of the ITAA 1997 and means:
a.a body corporate; or
b.any other unincorporated association or body of persons.

The term ‘body corporate’ is not defined in the ITAA 1936 or the ITAA 1997 and therefore takes its ordinary meaning. The ordinary meaning per dictionary guidance defines ‘body corporate’ as an organization that is considered to have its own legal rights and responsibilities. That is, a body formed and authorized by law can act as a single person although constituted by one or more persons.

The Australian Corporations Act 2001 (Cth) also recognizes a ‘body corporate’ as an entity that is incorporated, meaning it is governed by its own constituent documents that establishes the entity’s existence separate to its members and is able to engage in management, transactions and dealings as a separate identity encompassing its own legal rights and responsibilities.

BIPC is a Canadian corporation incorporated under the laws of British Columbia, and listed on the New York and Toronto stock exchange. As BIPC is an incorporated entity it should be considered a ‘body corporate’ and therefore a company for Australian income tax purposes. Accordingly, Australian Holders’ exchangeable shares in our company should be treated as exchangeable shares in a company.

Company dividends to Australian Holders
Australian Holders will potentially receive dividends from our company. Dividends paid by our company should be treated as unfranked dividends to Australian Holders.
The taxation treatment of a dividend received by Australian Holders will vary depending on the type of Australian Holder. Australian Holders should seek further independent advice in relation to the nature of future dividends received from our company.
Set out below is a summary of how different types of Australian Holders should treat a dividend received from our company.
Australian tax resident individuals
Dividends received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by up to an amount of any foreign income tax withheld by our company.
Australian Holders should seek independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld.

Australian tax resident companies

The taxation treatment of a dividend received by an Australian tax resident company is the same as that described above for an Australian tax resident individual.

214        Brookfield Infrastructure Corporation

Australian tax resident trusts
The comments below relate to Australian tax resident beneficiaries who are not under a legal disability where those beneficiaries are presently entitled to income of an Australian resident trust. If the beneficiary is under a legal disability, we recommend those beneficiaries seek independent professional taxation advice.
Dividends should either be included in the trustee’s, or the beneficiary’s, assessable income, as the case may be. The tax treatment of the dividend then depends on the tax status of the Australian resident trust and the legal identity of the beneficiary as an individual, a company or a trust (refer to comments above).
Australian tax resident superannuation funds
Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends of up to the amount of any foreign income tax withheld by our company on the dividend.
Australian Holders should seek further independent advice in relation to their entitlement to Australian foreign income tax offsets to the extent foreign tax is withheld on our company dividends.
Documentation for Australian Holders
Australian Holders with income tax years that end on 30 June will not receive any documentation from our company that will correlate directly to a 30 June income tax year end. Australian Holders will need to rely on dividend payment statements to support their Australian income tax disclosures.
Australian CGT implications for Australian Holders
Cost base of the exchangeable shares
The cost base of the exchangeable shares for Australian Holders who bought their exchangeable shares in our company directly should equal the money paid for those exchangeable shares plus any incidental costs of acquisition and disposal of the exchangeable shares(e.g. broker’s fees, borrowing expenses).
Where an Australian Holder received the exchangeable shares in accordance with the special distribution, the cost base or reduced cost base of the exchangeable shares acquired is made up of a number of elements including the money paid or market value of property given to acquire the shares. That amount should be the market value of the distribution declared by Brookfield Infrastructure Partners, that was settled by provision of our company exchangeable shares rather than cash consideration, plus the incidental costs of the special distribution (if any).
The acquisition date for the exchangeable shares for CGT purposes should be the date the exchangeable shares were distributed in accordance with the special distribution.
Disposal of exchangeable shares
In the event Australian Holders dispose of exchangeable shares, a capital gain should arise where the sale proceeds received exceed an Australian Holders’ cost base in the shares. A capital loss should arise where the Australian Holders’ reduced cost base exceeds the sale proceeds. The time that the CGT event occurs is when the contract is entered into or, if there is no contract, when the change of ownership occurs.
Brookfield Infrastructure Corporation     215

Where the proceeds received are in foreign currency (e.g. US$ or C$), these should be converted into A$ at the daily average exchange rate for the day of the sale (the date the sale contract is entered into). The Australian Taxation Office publishes daily average exchange rates on their website (www.ato.gov.au). This may be a different amount than the A$ cash an Australian Holder ultimately receives.

Accordingly, there may a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the exchangeable shares any such foreign exchange realization gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the shares).
If payment is received more than 12 months after the contract date, the foreign exchange gain or loss provisions of the ITAA 1997 apply. Australian Holders should seek specific advice in this circumstance.
Discount of capital gain
Provided the exchangeable shares that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event (excluding the date of acquisition), any net capital gain realized by an Australian Holder on those exchangeable shares(e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.
The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.
This treatment broadly only applies in respect of exchangeable shares held by Australian Holders that are individuals, trustees of trusts, and trustees of superannuation funds. No such discount is available for corporate Australian Holders.
Where the CGT discount is available, individual Australian Holders (either holding their exchangeable shares directly or indirectly through a trust) may reduce their net capital gain by 50%. For trustees (responsible entities) of superannuation funds, the net capital gain may be reduced by 33 1/3%.
10.F    DIVIDENDS AND PAYING AGENTS
Not applicable.
10.G    STATEMENT BY EXPERTS
Not applicable.
10.H    DOCUMENTS ON DISPLAY
Our company is subject to the information filing requirements of the Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers.
216        Brookfield Infrastructure Corporation

Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. Our website is at https://bip.brookfield.com/bipc.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th floor, New York, NY, 10281.
10.I    SUBSIDIARY INFORMATION
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 4, “Fair Value of Financial Instruments”, Note 20, “Derivative Financial Instruments” and Note 21, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
Brookfield Infrastructure Corporation     217

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
It should be noted that while our management, including persons performing the functions of principal executive and principal financial officers for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s independent registered public accountants due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our company’s board has determined that Daniel Muñiz Quintanilla possesses specific accounting and financial management expertise, that he is the audit committee financial expert as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. The board of directors of our company has also determined that other members of the audit committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.
218        Brookfield Infrastructure Corporation

ITEM 16B.    CODE OF ETHICS
Our board has adopted a Code of Business Conduct and Ethics, or the code, a copy of which is filed on our SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov and is available on our website at www.bip.brookfield.com/BIPC/corporate-governance/governance-documents. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The audit committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the nominating and governance committee and/or our board of such reports.
Our board promotes the highest ethical business conduct. Our board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP to act as our company’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2020		2019
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$1,250	89%	$—	—%
Audit-related fees(2)	151	11%	—	—%
All other fees	—	—%	—	—%
Total	$1,401	100%	$—	—%

(1)Audit fees relate to annual fees for the audits and interim reviews of our company, including its subsidiaries.
(2)Audit-related fees relate primarily to services pertaining to the filing of our company’s short form base shelf prospectuses and other securities-related matters.
The audit committee of our company pre-approves all audit and audit-related services provided to our company by Deloitte LLP.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
Brookfield Infrastructure Corporation     219

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2020, we announced that the TSX accepted a notice filed by our company of its intention to commence a normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that in the event that exchangeable shares, trade in a price range that does not fully reflect their value, the acquisition of exchangeable shares may represent an attractive use of available funds. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 3,618,425 exchangeable shares. At the close of business on October 30, 2020, there were 44,971,091 exchangeable shares issued and outstanding and 36,184,251 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 27,420 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 109,682 exchangeable shares on the TSX for the six months ended October 31, 2020, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on November 12, 2020 and our normal course issuer bid will terminate on November 11, 2021, or earlier should we complete our repurchases prior to such date.
The price to be paid for our exchangeable shares under the normal course issuer bid will be the market price at the time of purchase. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by our company, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All exchangeable shares acquired by our company under the normal course issuer bid will be cancelled.
In the year ended December 31, 2020, we did not repurchase any of our exchangeable shares.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
We believe our corporate governance practices are not materially different from those required of corporations under the NYSE listing standards, except that we do not have a compensation committee and compensation decisions are made by the nominating and governance committee and/or the Service Providers, as applicable.
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
220        Brookfield Infrastructure Corporation

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation–incorporated by reference from Exhibit 3.1 of our company’s Form 6-K filed on April 2, 2020.
2.1	Description of Securities*
4.1
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference from Exhibit 4.3 of the partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.2
First Amendment to the Amended and Restated Master Services Agreement, dated as of March 31, 2020, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Corporation and others–incorporated by reference from Exhibit 10.12 of our company’s Form 6-K filed April 2, 2020.

4.3
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference to Exhibit 4.3 to the partnership’s Annual Report on Form 20 F filed March 28, 2014.

4.4
Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.–incorporated by reference from Exhibit 4.5 to the partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5
Rights Agreement, dated March 31, 2020, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association–incorporated by reference from Exhibit 10.1 of our company’s Form 6-K filed on April 2, 2020.

4.6
Registration Rights Agreement, dated March 31, 2020, by and between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.–incorporated by reference from Exhibit 10.2 of our company’s Form 6-K filed on April 2, 2020.

4.7
Credit Agreement, effective as of March 31, 2020, between BUUK Bermuda Holdco Limited, as lender, and BIP Bermuda Holdings I Limited, as borrower–incorporated by reference from Exhibit 10.7 of our company’s Form 6-K filed on April 2, 2020.

4.8
Credit Agreement, effective as of March 31, 2020, between BIP Bermuda Holdings I Limited, as lender, and BUUK Bermuda Holdco Limited, as borrower–incorporated by reference from Exhibit 10.6 of our company’s Form 6-K filed on April 2, 2020.

4.9
Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited–incorporated by reference from Exhibit 10.8 of our company’s Form 6-K filed on April 2, 2020.

4.1
Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P.–incorporated by reference from Exhibit 10.9 of our company’s Form 6-K filed on April 2, 2020.

4.11
Guarantee, dated as of March 30, 2020, by BIPC Holdings Inc. in favor of Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.3 of our company’s Form 6-K filed on April 2, 2020.

Brookfield Infrastructure Corporation     221

4.12
Guarantee Indenture, dated as of March 30, 2020, among BIP Investment Corporation, BIPC Holdings Inc. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.4 of our company’s Form 6-K filed on April 2, 2020.

4.13
Guarantee Indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.5 of our company’s Form 6-K filed on April 2, 2020.

4.14
Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.–incorporated by reference from Exhibit 10.10 of our company’s Form 6-K filed on April 2, 2020.

4.15
Voting Agreement, effective as of March 30, 2020, among Brookfield Infrastructure Corporation, BIF III Noronha AIV LLC and BIP Noronha AIV LLC–incorporated by reference from Exhibit 10.11 of our company’s Form 6-K filed on April 2, 2020.

8.1	Significant Subsidiaries of Brookfield Infrastructure Corporation (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Audit Committee Charter of Brookfield Infrastructure Corporation*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
222        Brookfield Infrastructure Corporation

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: February 12, 2021	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
Brookfield Infrastructure Corporation     223

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2020
and 2019 and for the years ended December 31, 2020, 2019 and 2018	F-4
F-1 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operating results, comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Brookfield Infrastructure Corporation F-2

Revaluation of Property, Plant and Equipment - Refer to Notes 3 and 7 to the financial statements

Critical Audit Matter Description
The Company has elected the revaluation method for all classes of property, plant and equipment, and accordingly measures certain classes of property, plant and equipment at fair value subsequent to initial recognition on the statement of financial position using a discounted cash flow approach considering observable market inputs where applicable.

While there are several assumptions that are required to determine the fair value of property, plant and equipment, the significant inputs with the highest degree of subjectivity and impact on fair value are the future revenues and operating margins, terminal value multiples and discount rates for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment requires management to make significant judgments and assumptions relating to significant inputs of future revenues and operating margins, terminal value multiples and discount rates for certain asset classes of property, plant and equipment, auditing these assumptions required a high degree of auditor judgment as the judgments and estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the significant inputs (future revenues and operating margins, terminal value multiples and discount rates) assumptions used to determine the fair value of certain classes of property, plant and equipment included the following, among others:

•Evaluated management’s ability to accurately estimate future revenue and operating margins by comparing actual results to management’s historical forecasts.
•Assessed the reasonableness of management’s estimated future revenues and operating margins by comparing the projections to historical results, objective contractual terms, observable macroeconomic indicators and independent market data, where applicable.
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the terminal value multiples and discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 12, 2021

We have served as the Company’s auditor since 2019.

F-3 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2020	As of December 31, 2019
Assets
Cash and cash equivalents	4, 5	$192	$204
Accounts receivable and other	4, 6	394	390
Current assets		586	594
Property, plant and equipment	7	5,111	4,497
Intangible assets	8	2,948	3,936
Goodwill	9	528	667
Financial assets	4	27	29
Other assets	6	101	89
Deferred income tax asset	16	43	41
Total assets		$9,344	$9,853
Liabilities and Equity
Liabilities
Accounts payable and other	10	$505	$487
Non-recourse borrowings	4, 12	11	—
Financial liabilities	4, 11	23	6
Exchangeable and class B shares	11	2,221	—
Current liabilities		2,760	493
Non-recourse borrowings	4, 12	3,466	3,526
Loans payable to Brookfield Infrastructure	19	1,143	—
Financial liabilities	4, 11	1,008	1,002
Other liabilities	10	96	90
Deferred income tax liability	16	1,443	1,465
Total liabilities		9,916	6,576
Equity
Brookfield Infrastructure Partners L.P (1)	15	(1,722)	1,654
Non-controlling interests	13	1,150	1,623
Total equity		(572)	3,277
Total liabilities and equity		$9,344	$9,853

(1)Common equity is attributable to the partnership prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(c), Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

Brookfield Infrastructure Corporation F-4

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2020	2019	2018
Revenues	14	$1,430	$1,619	$1,561
Direct operating costs		(244)	(244)	(236)
General and administrative expenses		(33)	(30)	(24)
Depreciation and amortization expense	7, 8	(283)	(308)	(319)
		870	1,037	982
Interest expense		(214)	(156)	(127)
Remeasurement of exchangeable and class B shares		(511)	—	—
Mark-to-market on hedging items and foreign currency revaluation	4	(61)	5	(4)
Other expense		(47)	(44)	(36)
Income before income tax		37	842	815
Income tax expense
Current	16	(167)	(175)	(134)
Deferred	16	(102)	(97)	(100)
Net (loss) income		$(232)	$570	$581

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(552)	$197	$202
Non-controlling interests		320	373	379

(1)Net income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(c), Basis of Presentation and Significant Accounting Policies, for further details.
(2)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33 Earnings per share. See Note 3(q), Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

F-5 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2020	2019	2018
Net (loss) income		$(232)	$570	$581
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	7	215	347	203
Taxes on the above	16	(67)	(59)	(35)
		148	288	168

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(493)	(59)	(725)
Cash flow hedge	4	5	5	4
Taxes on the above items	16	(1)	(1)	(1)
		(489)	(55)	(722)
Total other comprehensive (loss) income		(341)	233	(554)
Comprehensive (loss) income		$(573)	$803	$27

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(536)	$442	$98
Non-controlling interests		(37)	361	(71)

(1)Comprehensive income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(c), Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

Brookfield Infrastructure Corporation F-6

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Combined share capital	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2020	$431	$—	$585	$115	$523	$1,654	$1,623	$3,277
Net (loss) income	—	—	(552)	—	—	(552)	320	(232)
Other comprehensive income (loss)	—		—	—	16	16	(357)	(341)
Comprehensive (loss) income	—	—	(552)	—	16	(536)	(37)	(573)
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(33)	—	—	—	—	(33)	—	(33)
Distributions to non-controlling interests	—	—	—	—	—	—	(436)	(436)
Reorganization(2)	(398)	—	—	(2,462)	—	(2,860)	—	(2,860)
Share issuance	—	53	—	—	—	53	—	53
Balance as at December 31, 2020	$—	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)

(1)Refer to Note 17, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 3(c), Basis of Presentation and Significant Accounting Policies for further details.

US$ MILLIONS	Combined share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2019	$681	$388	$115	$278	$1,462	$1,787	$3,249
Net income	—	197	—	—	197	373	570
Other comprehensive income (loss)	—	—	—	245	245	(12)	233
Comprehensive income	—	197	—	245	442	361	803
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(250)	—	—	—	(250)	—	(250)
Distributions to non-controlling interests	—	—	—	—	—	(525)	(525)
Balance as at December 31, 2019	$431	$585	$115	$523	$1,654	$1,623	$3,277

(1)Refer to Note 17 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-7 Brookfield Infrastructure Corporation

US$ MILLIONS	Combined share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2018	$1,358	$186	$115	$382	$2,041	$3,298	$5,339
Net income	—	202	—	—	202	379	581
Other comprehensive loss	—	—	—	(104)	(104)	(450)	(554)
Comprehensive income (loss)	—	202	—	(104)	98	(71)	27
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(677)	—	—	—	(677)	—	(677)
Capital provided to non-controlling interests(2)	—	—	—	—	—	(877)	(877)
Distributions to non-controlling interests	—	—	—	—	—	(563)	(563)
Balance as at December 31, 2018	$681	$388	$115	$278	$1,462	$1,787	$3,249

(1)Refer to Note 17 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 12 Borrowings.

Brookfield Infrastructure Corporation F-8

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2020	2019	2018
Operating Activities
Net income		$(232)	$570	$581
Adjusted for the following items:
Depreciation and amortization expense	7, 8	283	308	319
Mark-to-market on hedging items and other	4	110	35	50
Remeasurement of exchangeable and class B shares		511	—	—
Deferred income tax expense	16	102	97	100
Changes in non-cash working capital, net	22	(44)	73	15
Cash from operating activities		730	1,083	1,065

Investing Activities
Purchase of long-lived assets	7, 8	(416)	(455)	(443)
Disposal of long-lived assets	7, 8	17	14	8
Cash used by investing activities		(399)	(441)	(435)

Financing Activities
Distributions to Brookfield Infrastructure Partners L.P.(1)		(33)	(250)	(677)
Distributions to non-controlling interests		(436)	(525)	(563)
Capital provided to non-controlling interests		—	—	(877)
Proceeds from non-recourse borrowings	12	551	316	1,986
Repayment of non-recourse borrowings	12	(380)	(55)	(437)
Repayment of intercompany borrowings		(19)	—	—
Cash used by financing activities		(317)	(514)	(568)

Cash and cash equivalents
Change during the year		14	128	62
Impact of foreign exchange on cash		(26)	(23)	(41)
Balance, beginning of year		204	99	78
Balance, end of year		$192	$204	$99

(1)Represents distributions paid to the partnership prior to March 30, 2020. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details. Subsequent to March 30, 2020, dividends paid on our exchangeable shares are presented as interest expense on the Consolidated Statements of Operating Results.

F-9 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

NOTE 1.  ORGANIZATION AND DESCRIPTION OF OUR COMPANY
a)Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own and operate regulated utilities investments in Brazil and the United Kingdom (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Asset Management Inc. (“Brookfield”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
b)Special Distribution of our Company
On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby limited partnership unitholders of the partnership as of March 20, 2020 (the “Record Date”) received one exchangeable share for every nine limited partnership units (“units”) held.
Immediately prior to the special distribution, a subsidiary of the partnership, Brookfield Infrastructure L.P. (“Holding LP”), completed a distribution of the exchangeable shares to all the holders of its equity units (the “Holding LP Distribution”). As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within our group) received approximately 13.7 million exchangeable shares, and (ii) the partnership received approximately 32.6 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company. Immediately after the special distribution, Brookfield, through its ownership of exchangeable shares, held an approximate 7.4% voting interest in our company. Holders of exchangeable shares, excluding Brookfield, held an approximate 17.6% aggregate voting interest in our company. Together, Brookfield and Brookfield Infrastructure held an approximate 82.4% voting interest in our company.

Brookfield Infrastructure Corporation F-10

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following describes the agreements resulting from the special distribution:
i)Exchangeable shares
At any time, holders of exchangeable shares shall have the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
Our board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
ii)Class B shares and class C shares
At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, both class B shares and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
iii)Credit facilities
Prior to the special distribution, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility will permit our company to borrow up to $1 billion from Brookfield Infrastructure and the other will constitute an operating credit facility that will permit Brookfield Infrastructure to borrow up to $1 billion from our company. Each credit facility will contemplate potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Further details of the credit agreements with Brookfield Infrastructure are described in Note 19, Related Party Transactions.
F-11 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
iv)Equity Commitment
Prior to the completion of the special distribution, Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called.
The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our operating and financing flexibility.
v)Other arrangements with Brookfield
Wholly-owned subsidiaries of Brookfield will provide management services to our company pursuant to the partnership’s existing master services agreement. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for reimbursing the partnership for our proportionate share of the total base management fee.
Further details of the Master Services Agreements are described in Note 19, Related Party Transactions.
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2020	2019	2018	2020	2019	2018
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation(1)	Nova Transportadora do Sudeste S.A.(1)	Brazil	28	28	28	90	90	90

(1)Our company has entered into voting arrangements to provide our company with the ability to direct the relevant activities of the investee. Our company controls this investee given that our company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Our company exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where our company’s voting interest differs from its ownership interest in an investee. The following were considered to determine whether our company controls this investee: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.

Brookfield Infrastructure Corporation F-12

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
These consolidated financial statements were authorized for issuance by the Board of Directors of our company on February 12, 2021.
(b)Basis of presentation
The consolidated financial statements are prepared on a going concern basis.
For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020. During this period, all of the assets and liabilities presented were controlled by the partnership. Effective March 30, 2020, the assets and liabilities were transferred to our company at their carrying values. All intercompany balances, transactions, revenues and expenses within our company have been eliminated. Additionally, certain corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to our company. Management believes the assumptions underlying the historical financial information, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by our company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, the historical financial information may not necessarily reflect our company’s financial position, operations and cash flow for future periods, nor do they reflect the financial position, results of operations and cash flow that would have been realized had our company been a stand-alone entity during the periods presented.
Subsequent to March 30, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients (as defined therein), Brookfield Asset Management Inc. (“Brookfield”), the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
F-13 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
c)Continuity of Interests
As described above, our company was established on August 30, 2019 by the partnership. On March 30, 2020, the partnership contributed the businesses to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the contribution of the businesses to our company.
To reflect this continuity of interests, these consolidated financial statements provide comparative information of our company for the periods prior to March 30, 2020, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to our company have been reflected prospectively from the date of the contribution and have not been reflected in the results of operations or financial position of our company prior to March 30, 2020, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to March 30, 2020 is presented based on the historical financial information for our company as previously reported by the partnership. For the period after March 30, 2020, the results are based on the actual results of our company, including the impact of contractual relationships created or modified in association with the contribution of the businesses to our company. As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after March 30, 2020.
Prior to March 30, 2020, intercompany transactions between the partnership and our company have been included in these financial statements and are considered to be forgiven at the time the transaction is recorded and reflected as “Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.”. “Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.” as shown in the consolidated statements of changes in equity represents the partnership’s historical investment in our company, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the consolidated statements of cash flows as a financing activity and in the consolidated statements of financial position as equity attributable to Brookfield Infrastructure Partners L.P.
d)Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of our company. Each of our company’s affiliates determines its own functional currency and items included in the financial statements of each affiliate are measured using that functional currency.

Brookfield Infrastructure Corporation F-14

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are included as a component of other comprehensive income. On disposal of a foreign operation resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.
Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains and losses on transactions which hedge these items are also included in net income or loss. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.
e)Business Combinations
Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by our company in exchange for control of the acquiree. Acquisition related costs are recognized in the Statements of Operating Results as incurred and included in other expenses.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Statements of Operating Results, whereas changes in the fair values of contingent consideration classified within share capital are not subsequently re-measured.
Where a business combination is achieved in stages, our company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date our company attains control and the resulting gain or loss, if any, is recognized in the Statements of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the Statements of Operating Results, where such treatment would be appropriate if that interest were disposed of.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, our company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
F-15 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The measurement period is the period from the date of acquisition to the date our company obtains complete information about facts and circumstances that existed as of the acquisition date. The measurement period is subject to a maximum of one year subsequent to the acquisition date.
If, after reassessment, our company’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree if any, the excess is recognized immediately in profit or loss as a bargain purchase gain.
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less the cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.
f)Cash and Cash Equivalents
Cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
g)Accounts Receivable
Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method, less any loss allowance for expected credit losses.
h)Property, Plant and Equipment
Our company uses the revaluation method of accounting for all classes of property, plant and equipment. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on at least an annual basis, and on a sufficient basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income but are not subsequently recycled into profit or loss.
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Statements of Operating Results. However, any balance accumulated in revaluation surplus is subsequently recorded in retained earnings when an asset is derecognized and not transferred to profit or loss.

Brookfield Infrastructure Corporation F-16

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Machinery and equipment	Up to 5 years
Network systems	Up to 60 years
Depreciation on property, plant and equipment is calculated on a straight-line or declining-balance basis so as to depreciate the net cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
i)Asset Impairment
At each reporting date, our company assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
j)Intangible Assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Our company’s intangible assets are comprised primarily of service concession arrangements and customer order backlogs.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite-lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.
Public service concessions that provide our company the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement.
F-17 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The customer order backlog was acquired as part of the acquisition of the U.K. regulated distribution operation and was initially recorded at its fair value. The customer order backlog represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation. The customer order backlog is amortized over its estimated useful life of 15 years.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
k)Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units to which it relates. Our company identifies cash generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit or group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is recognized in period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.
On disposal of an affiliate, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
l)Revenue Recognition
Our company recognizes revenue when it transfers control of a product or service to a customer.
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties.
Our company recognizes revenue when the specific criteria set out below have been met. Cash received by our company from customers is recorded as deferred revenue until the revenue recognition criteria set out below are met.
Revenue from utilities infrastructure is derived from the transmission of natural gas and the distribution of energy. Distribution and transmission revenue each contain a single performance obligation that is recognized over time. The connection revenue relating to our company’s regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. The payment terms for all of our revenue streams require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.

Brookfield Infrastructure Corporation F-18

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
m)Financial Instruments and Hedge Accounting

a)Financial Instrument Classification
Our company classifies cash and cash equivalents and accounts receivable and other as amortized cost. Derivative assets are classified as FVTPL, except for derivatives in certain hedging relationships. Other financial assets are classified as either amortized cost or FVTOCI.
Financial assets classified as FVTPL or FVTOCI are subsequently measured at fair value at each reporting date. For financial assets classified as FVTPL, the change in fair value is recorded through profit or loss. For financial assets classified as FVTOCI, the change in fair value is recorded in other comprehensive income. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal. For financial instruments at amortized cost or debt instruments at FVTOCI, our company assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss.
Non-recourse borrowings and accounts payable and other, are classified as amortized cost, except for derivatives embedded in related financial instruments. Embedded derivatives and any other derivative liabilities are classified as FVTPL and are subsequently measured at fair value, except for derivatives in certain hedging relationships. Other financial liabilities are classified as either FVTPL or amortized cost.
b)Hedge Accounting
Our company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and that the hedging relationship meets all of the hedge effectiveness requirements. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense.
F-19 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
n)Income Taxes
Income tax expense represents the sum of the tax accrued in the period and deferred income tax.
a)Current income tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in share capital are also recognized directly in share capital and other comprehensive income.
b)Deferred income tax
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. Such deferred income tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income, other than in a business combination. The carrying amount of deferred income tax assets are reviewed at each reporting date and reduced to the extent it is no longer probable that the income tax asset will be recovered.
Deferred income tax liabilities are recognized for taxable temporary differences associated with investments in affiliates, except where our company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and assets reflect the tax consequences that would follow from the manner in which our company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity or our company intends to settle its current tax assets and liabilities on a net basis in the case where there exist different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.

Brookfield Infrastructure Corporation F-20

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
o)Assets Held for Sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.
When our company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether our company will retain a non-controlling interest in its former subsidiary after the sale.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Statements of Financial Position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Statements of Financial Position.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.
p)Provisions
Provisions are recognized when our company has a present obligation, either legal or constructive, as a result of a past event, it is probable that our company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
q)Earnings per share
Our company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 11, Financial Liabilities, and Note 15, Equity, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.
F-21 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
r)Operating Segments

IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Our company has one operating segment, utilities, comprised of our U.K. regulated distribution operation and our Brazilian regulated gas transmission operation.

s)Critical Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements are outlined below.
a)Common control transactions
IFRS 3 (2008), Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of financial position, operating results, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.
b)Financial instruments
Our company’s accounting policies relating to derivative financial instruments are described in Note 3(m), Basis of Presentation and Significant Accounting Policies. The critical judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company and counterparty; estimated future cash flows; and discount rates.

Brookfield Infrastructure Corporation F-22

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
c)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 7, Property Plant and Equipment.
d)Fair values in business combinations
Our company accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
e)Impairment of goodwill, intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other critical judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization, determination of our operating segment and determination of control.
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant stock market volatility, significant fluctuations in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions, and the global movement of people and some goods has become restricted. Our company has assessed the impact of the current economic environment on our asset valuations. In making these assessments, we have assumed that the sharp curtailment of economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long-term. As a provider of essential services, our businesses have remained in operations while we continue to safeguard the health of our employees. In addition, our businesses are subject to regulated cash flows with minimal volume risk. Based on our company’s assessment, no impairments to our asset values were required as at December 31, 2020. Please refer to Note 7, Property, Plant and Equipment and Note 8, Intangible Assets.
F-23 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 4.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, our company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

Brookfield Infrastructure Corporation F-24

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$192	$192
Accounts receivable and other	—	394	394
Financial assets (current and non-current)(1)	27	—	27
Total	$27	$586	$613

Financial liabilities
Accounts payable and other	$—	$505	$505
Non-recourse borrowings (current and non-current)	—	3,477	3,477
Exchangeable and class B shares(2)	—	2,221	2,221
Financial liabilities (current and non-current)(1)	69	962	1,031
Total	$69	$7,165	$7,234

(1)Derivative instruments which are elected for hedge accounting totaling $27 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 15, Equity.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$204	$204
Accounts receivable and other	—	390	390
Financial assets (current and non-current)(1)	29	—	29
Total	$29	$594	$623

Financial liabilities
Accounts payable and other	$—	$487	$487
Non-recourse borrowings (current and non-current)	—	3,526	3,526
Financial liabilities (current and non-current)(1)	77	931	1,008
Total	$77	$4,944	$5,021

(1)Derivative instruments which are elected for hedge accounting totaling $29 million are included in financial assets and $nil of derivative instruments are included in financial liabilities.
F-25 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table provides the carrying values and fair values of financial instruments as at December 31, 2020 and December 31, 2019:

	Dec. 31, 2020		Dec. 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$192	$192	$204	$204
Accounts receivable and other	394	394	390	390
Financial assets (current and non-current)	27	27	29	29
Total	$613	$613	$623	$623

	Dec. 31, 2020		Dec. 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$505	$505	$487	$487
Non-recourse borrowings (current and non-current)(1)	3,477	3,723	3,526	3,677
Exchangeable and class B shares(2)	2,221	2,221	—	—
Financial liabilities (current and non-current)	1,031	1,031	1,008	1,008
Total	$7,234	$7,480	$5,021	$5,172

(1)Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. For the purpose of the disclosure above, the class C shares have a fair value of $69 million as at December 31, 2020.

Hedging Activities
Our company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, our company determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.

Brookfield Infrastructure Corporation F-26

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2020, pre-tax net unrealized gains of $5 million (2019: $5 million, 2018: $4 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2020, there was a net derivative asset balance of $27 million relating to derivative contracts designated as cash flow hedges (2019: $29 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2020	Dec. 31, 2019
Interest rate swaps & other	Level 2(1)
Financial assets		$27	$29
Financial liabilities		69	77

(1)Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
Assets and liabilities measured at fair value on a recurring basis include $27 million (2019: $29 million) of financial assets and $69 million (2019: $77 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.

F-27 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 5.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2020	2019
Cash	$8	$6
Cash equivalents(1)	184	198
Total cash and cash equivalents	$192	$204

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 6.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2020	2019
Current:
Accounts receivable(1)	$345	$356
Prepayments & other assets	49	34
Total current	$394	$390

Non-current:
Other assets	$101	$89
Total non-current	$101	$89

(1)Includes $185 million (2019: $214 million) receivable from one customer. Please refer to Note 14 for revenues attributable to this customer.

Brookfield Infrastructure Corporation F-28

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 7.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2019	$3,141	$(437)	$973	$3,677
Change in accounting policies(1)	3	—	—	3
Additions, net of disposals	413	7	—	420
Depreciation expense	—	(113)	—	(113)
Fair value adjustments	—	—	347	347
Net foreign currency exchange differences	139	(24)	48	163
Balance at December 31, 2019	$3,696	$(567)	$1,368	$4,497
Additions, net of disposals	358	6	—	364
Non-cash additions	6	(3)	—	3
Depreciation expense	—	(131)	—	(131)
Fair value adjustments	—	—	215	215
Net foreign currency exchange differences	137	(24)	50	163
Balance at December 31, 2020	$4,197	$(719)	$1,633	$5,111

(1)Relates to the adoption of IFRS 16 effective January 1, 2019.
Property, plant and equipment of our company is predominantly comprised of last mile utility connections at our U.K. regulated distribution operation which provides essential services and generate regulated cash flows. Tariffs are set on the basis of a regulated asset base, provides inflation protection, and are typically adjusted annually. Our U.K. operation has a diverse customer base throughout England, Scotland, and Wales, which underpins its cash flows.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2020 and 2019. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2020				Dec. 31, 2019
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	7%	23x	10 yrs	Discounted cash flow model	7%	21x	10 yrs
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our company has classified all property, plant and equipment under level 3 of the fair value hierarchy.
F-29 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
At December 31, 2020, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $215 million (2019: $347 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted to date by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections and smart meter adoptions made during the year.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $3,688 million as at December 31, 2020 (2019: $3,287 million).
NOTE 8.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Cost	$3,527	$4,479
Accumulated amortization	(579)	(543)
Total	$2,948	$3,936
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Brazilian regulated gas transmission operation	$2,903	$3,885
U.K. regulated distribution operation	45	51
Total	$2,948	$3,936
Our company’s intangible assets are primarily related to concession arrangements operated by the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”), at our Brazilian gas transmission operation. The terms and conditions of concession arrangements are regulated by the ANP. Each gas transportation agreement (“GTA”) takes into account a return on regulatory asset base, and tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital fixed for the life of GTAs. Upon expiry of the authorizations, the assets shall be returned to the government and will be subject to concession upon public bidding. These assets expire between 2039 and 2041. The total capacity is fully contracted under long-term “ship-or-pay” GTAs and therefore the business is exposed to no volume or price risk.
The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Due to the recent volatility observed in capital market prices and the interruption to global supply chains as a result of COVID-19, our company performed an evaluation of potential impairment indicators on each of our intangible assets during the year ended December 31, 2020. Based on the analysis performed, our intangible assets remain largely unaffected, with no impairment required. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.

Brookfield Infrastructure Corporation F-30

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Cost at beginning of the year	$4,479	$4,631
Additions, net of disposals	35	21
Foreign currency translation	(987)	(173)
Cost at end of year	$3,527	$4,479

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Accumulated amortization at beginning of year	$(543)	$(364)
Amortization	(152)	(195)
Foreign currency translation	116	16
Accumulated amortization at end of year	$(579)	$(543)
NOTE 9.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Balance at beginning of the year	$667	$691
Foreign currency translation and other	(139)	(24)
Balance at end of the year	$528	$667
Goodwill mainly arose from the recognition of a deferred tax liability due to purchase price accounting upon the acquisition of our Brazilian regulated gas transmission business. Our company performed an impairment assessment as of December 31, 2020. Based on the operating performance at our Brazilian regulated gas transmission business, which benefits from stable, long-term, contracted cash flows and has been largely unimpacted by recent changes in the macroeconomic environment, no impairment of goodwill was recorded during the year. Our company also noted no changes to the tax circumstances that gave rise to the goodwill as at December 31, 2020.
F-31 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 10.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Current:
Accounts payable	$84	$90
Accrued & other liabilities	265	256
Deferred revenue(1)	156	141
Total current	$505	$487

Non-current:
Deferred revenue(1)	$76	$65
Provisions & other liabilities	20	25
Total non-current	$96	$90

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2020, 68% is estimated to be realized during 2021, 5% during 2022, 5% during 2023 and 22% will be realized in more than 3 years.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 21, Financial Risk Management.
NOTE 11.  FINANCIAL LIABILITIES

		As of
US$ MILLIONS		Dec. 31, 2020	Dec. 31, 2019
Current:
Inflation swaps		$23	$6
Total current financial liabilities		$23	$6

Non-current:
Inflation swaps		$46	$71
Deferred consideration	(a)	962	931
Total non-current financial liabilities		$1,008	$1,002

a) Deferred consideration
Deferred consideration is related to the April 4, 2017 acquisition of Nova Transportadora do Sudeste S.A. (“NTS”), our Brazilian regulated gas transmission business. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is measured at amortized cost and is payable on the fifth anniversary of the date of acquisition.

Brookfield Infrastructure Corporation F-32

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares were recognized at their fair value of $38.09 per share. The fair value was based on the NYSE opening price of one unit on March 31, 2020, the date of the special distribution. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit. As at December 31, 2020, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $49.40 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. During the year ended December 31, 2020, our shareholders exchanged approximately 1.4 million exchangeable shares for an equal number of units resulting in a decrease of $55 million in our financial liability. Our company declared and paid dividends of $66 million on its exchangeable shares outstanding during the year ended December 31, 2020. Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	BIP unit price (US$)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2020	—	—	$—	$—
Share issuance	46,349,323	1	38.09	1,765
Share exchanges(1)	(1,388,874)	—	39.60	(55)
Remeasurement of liability	—	—	—	511
Balance at December 31, 2020	44,960,449	1	$49.40	$2,221

(1)The unit price reflected here represents the weighted average price of the units exchanged during the period and is calculated based on the NYSE closing price per unit on the date of exchange.
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 15, Equity, for further details related to class C shares.
F-33 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 12.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Current	$11	$—
Non-current	3,466	3,526
Total	$3,477	$3,526
Non-recourse borrowings have decreased by $49 million since December 31, 2019. The decrease is attributable to a decrease in foreign denominated debt as the Brazilian real depreciated relative to the U.S. dollar during the year ended December 31, 2020. The decrease was partially offset by additional net borrowings of $171 million associated with growth initiatives.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2021	$12
2022	—
2023	1,335
2024	109
2025	157
Thereafter	1,873
Total principal repayments	3,486
Deferred financing costs and other	(9)
Total - Dec. 31, 2020	$3,477
Total - Dec. 31, 2019	$3,526

Brookfield Infrastructure Corporation F-34

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2020	2019
Weighted average interest rates	3%	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2020	Local Currency		Dec. 31, 2019	Local Currency
U.S. dollars	$300	USD	300	$300	USD	$300
British pounds	2,174	GBP	1,590	1,936	GBP	1,460
Brazilian real	1,012	BRL	5,260	1,290	BRL	5,200

(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2020	Cash Flows	Foreign Exchange Movement	Dec. 31, 2019
Non-recourse borrowings	3,477	171	(220)	3,526

US$ MILLIONS	Dec. 31, 2019	Cash Flows	Foreign Exchange Movement	Dec. 31, 2018
Non-recourse borrowings	3,526	261	19	3,246

NOTE 13.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2020
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$181	$5,264	$333	$3,241	$367	$1,504
Brazilian regulated gas transmission operation	405	3,494	203	2,772	783	141
Total	$586	$8,758	$536	$6,013	$1,150	$1,645
F-35 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	As of December 31, 2019
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$159	$4,653	$294	$2,888	$318	$1,312
Brazilian regulated gas transmission operation	435	4,606	199	3,195	1,305	342
Total	$594	$9,259	$493	$6,083	$1,623	$1,654

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$488	$11	$42	$46	$167
Brazilian regulated gas transmission operation	942	309	(399)	116	(152)
Total	$1,430	$320	$(357)	$162	$15

	Year ended December 31, 2019
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$478	$24	$71	$103	$278
Brazilian regulated gas transmission operation	1,141	349	(83)	132	(33)
Total	$1,619	$373	$(12)	$235	$245

	Year ended December 31, 2018
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$449	$22	$19	$99	$86
Brazilian regulated gas transmission operation	1,112	357	(469)	139	(190)
Total	$1,561	$379	$(450)	$238	$(104)
Brookfield Infrastructure Corporation F-36

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2020			Year ended December 31, 2019
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
U.K. regulated distribution operation	$241	$(372)	$133	$271	$(416)	$147
Brazilian regulated gas transmission operation	634	(34)	(588)	839	(21)	(702)
Total	$875	$(406)	$(455)	$1,110	$(437)	$(555)

	Cash Flow Activities
	Year ended December 31, 2018
US$ MILLIONS	Operating	Investing	Financing
U.K. regulated distribution operation	$226	$(413)	$179
Brazilian regulated gas transmission operation	868	(26)	(792)
Total	$1,094	$(439)	$(613)
F-37 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 14.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Gas Transmission	$942	$1,141	$1,112
Distribution	346	307	286
Connections	118	152	139
Other	24	19	24
Total	$1,430	$1,619	$1,561
During the year ended December 31, 2020, revenues benefited from inflationary tariff increases and capital commissioned into rate base. These benefits were more than offset by the depreciation of the Brazilian real and lower connections revenue.
b)Revenues from external customers
The following table disaggregates revenues by geographical region.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Brazil	$942	$1,141	$1,112
United Kingdom	488	478	449
	$1,430	$1,619	$1,561
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2020, revenue generated from this customer was $942 million (2019: $1,141 million, 2018: $1,112 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our company continues to monitor the credit risk of our counterparties in light of the economic impact of COVID-19 but has experienced no issues to date.
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Brazil	$3,494	$4,606
United Kingdom	5,264	4,653
	$8,758	$9,259

Brookfield Infrastructure Corporation F-38

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 15.  EQUITY
Our company’s equity is comprised of the following shares:

	Class C Shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2020	—	$—
Share issuance	1,402,451	53
Balance at December 31, 2020	1,402,451	$53
In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 11, Financial Liabilities, for further details related to exchangeable and class B shares.
The value of share capital, which relates to the class C shares, is determined based on the opening price of a unit on March 31, 2020, the date of the special distribution.
NOTE 16.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2020	2019
Deferred income tax assets
Financial instruments and other	$18	$15
Tax losses carried forward	34	31
	$52	$46
Deferred income tax liabilities
Property, plant and equipment	$(643)	$(505)
Intangible assets	(809)	(965)
	$(1,452)	$(1,470)
Net deferred income tax liabilities	$(1,400)	$(1,424)
Reflected in the statement of financial position as follows:
Deferred tax assets	$43	$41
Deferred tax liabilities	(1,443)	(1,465)
Net deferred tax liabilities	$(1,400)	$(1,424)

F-39 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2020	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2020
Deferred tax assets related to non-capital losses and capital losses	$31	$2	$—	$1	$—	$34
Deferred tax liabilities related to differences in tax and book basis, net	(1,455)	(104)	(68)	193	—	(1,434)
Net deferred tax liabilities	$(1,424)	$(102)	$(68)	$194	$—	$(1,400)

		Recognized in
US$ MILLIONS	Jan. 1, 2019	Net Income	Other Comprehensive Income	Other(1)	Acquisitions (Dispositions)	Dec. 31, 2019
Deferred tax assets related to non-capital losses and capital losses	$31	$—	$—	$—	$—	$31
Deferred tax liabilities related to differences in tax and book basis, net	(1,317)	(97)	(60)	19	—	(1,455)
Net deferred tax liabilities	$(1,286)	$(97)	$(60)	$19	$—	$(1,424)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital and capital losses and deductible temporary differences for which no deferred income tax assets have been recognized is approximately $11 million (2019: $3 million). Deferred tax assets not recognized relate to non-capital losses that will carry forward indefinitely and have no expiry dates, as well as other deductible temporary differences.

Brookfield Infrastructure Corporation F-40

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Tax expense comprises:
Current income tax expense	$167	$175	$134
Deferred income tax expense
Origination and reversal of temporary differences	67	89	94
Change in tax rates or the imposition of new taxes	27	—	—
Deferred tax assets not recognized	8	8	6
Total income tax expense	$269	$272	$234
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$37	$842	$815
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	70	267	257
Change in tax rates and new legislation	27	—	—
International operations subject to different tax rates	(3)	(3)	(12)
Taxable income attributable to non-controlling interests	(5)	(6)	(24)
Portion of gains subject to different tax rates	—	8	9
Deferred tax assets not recognized	8	8	6
Foreign exchange	17	—	—
Non-deductible dividends on exchangeable shares	18	—	—
Non-deductible remeasurement adjustments on exchangeable and class B shares	136	—	—
Permanent differences and other	1	(2)	(2)
Income tax expense recognized in profit or loss	$269	$272	$234
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$67	$59	$35
Cash flow hedges	1	1	1
Total income tax recognized directly in other comprehensive income	$68	$60	$36
F-41 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 17.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$729	$(449)	$(2)	$278
Other comprehensive income	230	12	3	245
Balance at December 31, 2019	$959	$(437)	$1	$523
Other comprehensive income	118	(105)	3	16
Balance at December 31, 2020	$1,077	$(542)	$4	$539

NOTE 18.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2020, our company had $820 million (2019: $913 million) of commitments outstanding, of which 31% mature in less than one year, 43% between two and five years, and 26% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, the partnership pays a base management fee to certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield, equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. The fee attributable to our company is recorded on the Consolidated Statements of Operating Results in general and administrative expenses. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.

Brookfield Infrastructure Corporation F-42

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 19.  RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are wholly-owned subsidiaries of Brookfield.
For the periods prior to March 30, 2020, our company’s financial statements include general corporate expenses of the parent company which were not historically allocated to our company’s operations. These expenses relate to management fees payable to Brookfield. These allocated expenses have been included as appropriate in our company’s Consolidated Statements of Operating Results. Key decision makers of our company are employees of Brookfield. However, the financial statements may not include all of the expenses that would have been incurred and may not reflect our company’s combined results of operations, financial position and cash flows had it been a standalone company during the periods presented. It is not practicable to estimate the actual costs that would have been incurred had our company been a standalone company during the periods presented as this would depend on multiple factors, including organizational structure and infrastructure.
Subsequent to the special distribution on March 31, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they relate to are now provided through the Master Services Agreement. The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
The base management fee attributable to our company was $30 million for the year ended December 31, 2020 (2019: $30 million, 2018: $24 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2020, revenues of $0.5 million were generated (2019: $2 million, 2018: $4 million) and $nil expenses were incurred (2019: $nil, 2018: $nil).
F-43 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
As discussed in Note 1(b)(iii), Organization and Description of our Company in our consolidated financial statements, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest. As of December 31, 2020, $nil was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd. (collectively, the “Brookfield Infrastructure Debt Issuers”), in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Brookfield Infrastructure Debt Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
As of December 31, 2020, our company had loans payable of $1,143 million (2019: $nil) to subsidiaries of Brookfield Infrastructure. The loans are payable within ten years and bear a weighted average interest of approximately 5% annually. Interest incurred during the year ended December 31, 2020 was $39 million (2019: $nil). The carrying value of the loan approximates its fair value.
As at December 31, 2020, our company had accounts payable of $2 million (2019: $nil) to subsidiaries of Brookfield Infrastructure and accounts receivable of $7 million (2019: $nil) from subsidiaries of Brookfield Infrastructure.

Brookfield Infrastructure Corporation F-44

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. Subsequent to the offering, Brookfield holds approximately 19.3% of the issued and outstanding exchangeable shares of our company.

NOTE 20.  DERIVATIVE FINANCIAL INSTRUMENTS
Our company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of our company’s derivative positions at December 31, 2020 and 2019 were as follows:

		As of December 31,
US$ MILLIONS	Note	2020	2019
Interest rate swaps and other	(a)	$447	$434
		$447	$434
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2020 and 2019:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2020	Net Change During 2019
Interest rate swaps and other	$9	$—	$9	$10
	$9	$—	$9	$10
(a)Interest Rates
At December 31, 2020, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $275 million (2019: $267 million). Our company has inflation linked swaps with an aggregate notional amount of $172 million (2019: $167 million).
F-45 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2020 and the comparative notional amounts at December 31, 2019, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2020				2019
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Inflation rate swaps and other	$—	$172	$—	$172	$167
	$—	$172	$—	$172	$167
Elected for hedge accounting
Interest rate swaps and other	$—	$275	$—	$275	$267
	$—	$275	$—	$275	$267
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2020 and 2019 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2020			2019
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$275	$5	$—	$267	$5	$—
Our company settles the difference between the contracted fixed and floating rates of its interest rate swaps on a net basis. All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce our company’s cash flow exposure resulting from variable interest rates on borrowings. The interest rate swaps and the interest payments on the borrowings occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on borrowings affect profit or loss.

Brookfield Infrastructure Corporation F-46

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 21.  FINANCIAL RISK MANAGEMENT
Our company is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2019.
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2020	2019
Non-recourse borrowings	$3,477	$3,526
Cash and cash equivalents	(192)	(204)
Net debt	3,285	3,322
Exchangeable and class B shares	2,221	—
Loans payable to Brookfield Infrastructure	1,143	—
Total equity	(572)	3,277
Total capital and net debt	$6,077	$6,599
Net debt to capitalization ratio	54%	50%
The Board of Directors, along with senior management of the Service Providers, reviews our company’s capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.
Our company manages its debt exposure by financing its operations on a non-recourse basis with prudent levels of debt, ensuring a diversity of funding sources as well as laddering its maturity profile to minimize refinance risk. Our company also borrows in the currency where the asset operates, where possible, in order to hedge its currency risk.
Our company’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, our company will evaluate a variety of capital sources including funding from the partnership, proceeds from selling non-core assets, equity and debt financing. Our company will seek to raise additional equity if the company believes it can earn returns on these investments in excess of the cost of the incremental capital.
F-47 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2020
US$ MILLIONS
Accounts payable and other liabilities	$240	$1	$—	$—	$241
Non-recourse borrowings	12	—	1,601	1,873	3,486
Financial liabilities	23	969	39	—	1,031
Exchangeable and class B shares	2,221	—	—	—	2,221
Loans payable to Brookfield Infrastructure	—	—	61	1,082	1,143
Interest Expense:
Non-Recourse borrowings	84	77	191	424	776
Loans payable to Brookfield Infrastructure	52	52	155	217	476

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2019
US$ MILLIONS
Accounts payable and other liabilities	$245	$1	$1	$—	$247
Non-recourse borrowings	—	—	1,996	1,539	3,535
Financial liabilities	6	28	973	1	1,008
Interest Expense:
Non-recourse borrowings	82	69	184	391	726

(b)Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by our company will fluctuate because of the change in market prices. Market risk includes the risk of changes in interest rates, foreign currency exchange rates and equity prices.
Our company seeks to minimize the risks associated with foreign currency exchange rates and interest rates primarily through the use of derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the group’s Treasury Policy. Our company does not enter into, or trade financial instruments, including derivative financial instruments, for speculative purposes.
The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Providers performs the monitoring, review and approval role and report to our board on a regular basis.
Financial instruments held by our company that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts.

Brookfield Infrastructure Corporation F-48

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Interest Rate Risk Management
Our company’s primary objectives with respect to interest rate risk management are to ensure that:
•Our company is not exposed to interest rate movements that could adversely impact its ability to meet financial obligations;
•Earnings and distributions are not adversely affected;
•Volatility of debt servicing costs is managed within acceptable parameters; and
•All borrowing covenants under various borrowing facilities, including interest coverage ratios, are complied with.
To achieve these objectives, in general terms, our company’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivative instruments. In addition, where possible, interest rate risk is minimized by matching the terms of interest rate swap contracts in regulated businesses to the term of the rate period, thus providing natural hedges.
The sensitivity analyses below reflect our company’s exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 10 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assume a 10 basis point change to reflect the current methodology employed by our company in assessing interest rate risk. Such parallel shift in the yield curve by 10 basis points would have had the following impact, assuming all other variables were held constant:

	December 31,
	2020		2019		2018
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$1	$(1)	$1	$(1)	$1	$(1)
Other comprehensive income	—	—	—	—	—	—
Foreign Currency Risk Management
Our company has exposure to foreign currency risk in respect of currency transactions, the value of our company’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Our company’s approach to foreign currency risk management is:

•Our company leverages any natural hedges that may exist within its operations;
•Our company utilizes local currency debt financing to the extent possible; and
•Our company may utilize derivative contracts to the extent that natural hedges are insufficient.

F-49 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The tables below set out our company’s currency exposure at December 31, 2020, 2019 and 2018:

2020
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$181	$405	$586
Non-current assets	5,264	3,494	8,758
	$5,445	$3,899	$9,344
Liabilities:
Current liabilities	$333	$203	$536
Non-current liabilities	3,241	2,772	6,013
	$3,574	$2,975	$6,549
Non-controlling interest	367	783	1,150
Net investment attributable to Brookfield Infrastructure Partners L.P.	$1,504	$141	$1,645

2019
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$159	$435	$594
Non-current assets	4,653	4,606	9,259
	$4,812	$5,041	$9,853
Liabilities:
Current liabilities	$294	$199	$493
Non-current liabilities	2,888	3,195	6,083
	$3,182	$3,394	$6,576
Non-controlling interest	318	1,305	1,623
Net investment attributable to Brookfield Infrastructure Partners L.P.	$1,312	$342	$1,654

2018
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$131	$310	$441
Non-current assets	3,844	4,955	8,799
	$3,975	$5,265	$9,240
Liabilities:
Current liabilities	$248	$106	$354
Non-current liabilities	2,452	3,185	5,637
	$2,700	$3,291	$5,991
Non-controlling interest	247	1,540	1,787
Net investment attributable to Brookfield Infrastructure Partners L.P.	$1,028	$434	$1,462

Brookfield Infrastructure Corporation F-50

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables detail our company’s sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:
•Outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at period end for a 10% change in foreign currency rates from the rate at which they are translated;
•Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate; and
•The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations (after considering the impact of foreign exchange derivative contracts).

	Impact on Net Income
	2020		2019		2018
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	(5)	5	10	(10)	10	(10)
USD/BRL	(12)	12	13	(13)	14	(14)

	Impact on Parent Equity
	2020		2019		2018
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	(150)	150	131	(131)	103	(103)
USD/BRL	(14)	14	34	(34)	43	(43)
(c)Credit Risk Management
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations.
From a treasury perspective, counterparty credit risk is managed through the establishment of authorized counterparty credit limits which are designed to ensure that our company only deals with credit worthy counterparties and that counterparty concentration is addressed and the risk of loss is mitigated. Credit limits are sufficiently low to restrict our company from having credit exposures concentrated with a single counterparty but rather encourages spreading such risks among several parties. The limits are set at levels that reflect our company’s scale of activity and allow it to manage its treasury business competitively.
Our company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics other than those described in Note 14, Revenues. Based on our review of key counterparties, we do not have any significant changes in credit losses at this time. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Consolidated Statements of Financial Position.

F-51 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 22.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Interest paid	$222	$161	$136
Income taxes paid	$135	$96	$107
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Accounts receivable	$(71)	$(58)	$(21)
Accounts payable and other	27	131	36
Changes in non-cash working capital, net	$(44)	$73	$15

Brookfield Infrastructure Corporation F-52