Form 20-F
period 2021-12-31
Brookfield Infrastructure Corp
filed 2022-03-09
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2021
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
73,437,513 Class A Exchangeable Subordinate Voting Shares as of December 31, 2021
1 Class B Multiple Voting Share as of December 31, 2021
1,402,451 Class C Non-Voting Shares as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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
its audit report. ☒

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

Item 17 ☐ Item 18 ☐
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

•“Alberta Finco” means Brookfield Infrastructure Finance ULC;
•“articles” means the notice of articles and articles of our company;
•“audit committee” means the audit committee of our board;
•“BCBCA” means the Business Corporations Act (British Columbia);
•“Bermuda Holdco” means BIP Bermuda Holdings I Limited;
•“BIPC” means Brookfield Infrastructure Corporation;
•“BIPC Exchangeable LP Units” means the exchangeable units of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”), a subsidiary of the partnership, which were issued in connection with the acquisition by the partnership and its institutional partners of Inter Pipeline Ltd. (“IPL” or “Inter Pipeline”), and which provide holders with economic terms that are substantially equivalent to BIPC exchangeable shares and are exchangeable, on a one-for-one basis, for exchangeable shares;
•“board” means the board of directors of our company;
•“Brookfield” means Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than our group;
•“Brookfield Accounts” means Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” means Brookfield Asset Management Inc.;
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
Brookfield Infrastructure Corporation     1

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
•“Co-Issuers” means Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., collectively;
•“code” means the Code of Business Conduct and Ethics;
•“collateral account” means the non-interest bearing trust account established by Brookfield or its affiliates to be administered by the rights agent;
•“committees” means the audit committee and the nominating and governance committee;
•“company” means Brookfield Infrastructure Corporation;
•“company notice” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement — Satisfaction of Secondary Exchange Rights”;
•“conflicts management policy” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield”;
•“CRA” means the Canada Revenue Agency;
•“customary rates” means the same or substantially similar services provided by Brookfield to one or more third parties;
•“DTC” means the Depository Trust Company;
2        Brookfield Infrastructure Corporation

•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Enercare” means Enercare Inc.;
•“ESG” means environmental, social and governance;
•“Exchange LP” means Brookfield Infrastructure Partners Exchange L.P.;
•“Exchange LP Units” means the exchangeable units of Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of the partnership, which were issued in connection with the partnership’s acquisition of an effective 30% interest in Enercare Inc. (“Enercare”), and which provide holders with economic terms that are substantially equivalent to the units and are exchangeable, on a one-for-one basis, for units;
•“exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Exchangeable Shares”, and “exchangeable share” means any one of them;
•“Exchangeable units” mean, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” means Brookfield’s ownership in the partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares and BIPC Exchangeable LP Units;
•“group” means collectively, our company and Brookfield Infrastructure;
•“GTAs” means inflation-adjusted gas transportation agreements;
• “Holding LP” means Brookfield Infrastructure L.P.;
•“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
•“Infrastructure Special LP” means Brookfield Infrastructure Special L.P.;
•“initial distribution date” means March 31, 2020;
•“Related-Party Investor” has the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties — Investments by the Related-Party Investor”;
•“IRS” means the Internal Revenue Service;
•“LIBOR” means the London Inter-bank Offered Rate;
•“Licensing Agreements” means the licensing agreements described in Item 7.B “Related Party Transactions — Relationship with Brookfield - Licensing Agreements”;
•“Master Services Agreement” means the amended and restated master services agreement dated as of March 13, 2015, as amended on March 31, 2020, among the Service Recipients, Brookfield, the Service Providers and others;
•“NAREIT” means the National Association of Real Estate Investment Trusts, Inc.;
Brookfield Infrastructure Corporation     3

•“nominating and governance committee” means the nominating and governance committee of the board;
•“non-resident holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada”;

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
•“Registration Rights Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”;
•“Relationship Agreement” means the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, between, among others, Brookfield Asset Management Inc., the partnership and Holding LP;

•“resident holder” has the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”;
•“RESP” means registered education savings plan;
•“rights agent” means Wilmington Trust, National Association;
•“Rights Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”;
•“RRIF” means registered retirement income fund;
4        Brookfield Infrastructure Corporation

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
•“Service Recipients” means the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“shareholder” means a holder of exchangeable shares;
•“special distribution” means the special distribution of the partnership to holders of units of one (1) exchangeable share per nine (9) units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”;
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
•“US HoldCo” means Brookfield Infrastructure US Holdings I Corporation; and
•“Voting Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Voting Agreements”.
Brookfield Infrastructure Corporation     5

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including the Private
Securities Litigation Reform Act of 1995. These forward-looking statements and information relate to, among other things, our group’s business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. In particular, our statements with respect to the continuity plans and preparedness measures we have implemented in response to the COVID-19 pandemic and its expected impact on our group’s businesses, operations, earnings and results, are forward-looking statements. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.

Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our group’s business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information in this annual report on Form 20-F.

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

•equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure;

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

•the general partner of the partnership may be unable or unwilling to terminate the Master Services Agreement;

Brookfield Infrastructure Corporation     7

•the limited liability of, and our group’s indemnification of, our Service Providers;

•the partnership or our company may not be able to continue paying comparable or growing cash distributions to holders of exchangeable shares or units in the future;

•the exchangeable shares can be significantly impacted by the market price of the partnership’s units and the combined business performance of our group as a whole;

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

8        Brookfield Infrastructure Corporation

•the severity and duration of the COVID-19 pandemic, as well as the direct and indirect impacts that the virus may have;

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

•new regulatory initiatives related to ESG;

•potential human rights impacts of our business activities; and

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
Brookfield Infrastructure Corporation     9

disclosure filings. Copies of the partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
We prepare our financial statements in accordance with IFRS. To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and adjusted earnings (“Adjusted Earnings”), along with other measures. To measure liquidity, we focus on debt attributable to our company and net debt.

FFO
To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
AFFO
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

10        Brookfield Infrastructure Corporation

Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. We also exclude from Adjusted Earnings amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
Debt attributable to our company and net debt
We define debt attributable to our company as our company’s share of borrowings obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to our company net of our company’s share of cash and cash equivalents. Debt attributable to our company and net debt are not, and are not intended to be, presented in accordance with IFRS. We provide debt attributable to our company and net debt, both non-IFRS liquidity measures, because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our company’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, debt attributable to our company is expected to provide useful information as to how our company has financed its businesses at the asset-level. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings as well as a reconciliation of net income to these performance measures, please see the “Performance Disclosures” and “Reconciliation of Non-IFRS Financial Measures” sections in Item 5 “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations”. For further details regarding our use of debt attributable to our company and net debt, please see the “Liquidity and Capital Resources” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Brookfield Infrastructure Corporation     11

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report on Form 20-F for a detailed description of these and other risks.

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
•Risks relating to supply chain disruptions;
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

Risks Relating to Taxation
•Risks relating to United States and Canadian taxation, and the effects thereof on our group’s business and operations.

Brookfield Infrastructure Corporation     13

General Risks
•Risks relating to general economic and political conditions, changes in governmental policy and legislation, and the markets in which we operate;
•Risks relating to COVID-19;
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
•Risks relating to contractual disputes and litigation;
•Risks relating to new ESG regulatory initiatives;
•Risks relating to potential human rights impacts of our business activities.

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
18        Brookfield Infrastructure Corporation

Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our group’s business and the markets in which our group operates. In addition, customers’ requirements for our services may vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ demand for our group’s services could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our group’s business, results of operations and cash flows.
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
Brookfield Infrastructure Corporation     19

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
20        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     21

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
Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing facilities and also our ability to complete development projects on scope, schedule and budget.

Equipment and spare parts may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand.

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) lockdowns and workforce disruptions caused by the ongoing COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
22        Brookfield Infrastructure Corporation

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
The computer systems used by our group’s business may be subject to cybersecurity risks or other breaches of information technology security, noting the increasing frequency and severity of these kinds of incidents. In particular, the information technology systems used by our group’s business may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our group’s business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and could originate from a variety of sources including our group’s own employees or unknown third parties. Further, the operating equipment used by our group’s business may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things
A breach of our group’s cyber security measures or the failure or malfunction of any of our group’s computerized business systems, associated backup or data storage systems could cause our group to suffer a disruption in one or more parts of our group’s business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our group’s systems and those with whom our group does business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our group’s systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance.
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
Brookfield Infrastructure Corporation     23

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
24        Brookfield Infrastructure Corporation

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
Brookfield is the sole shareholder of the partnership’s general partner and holds, directly and indirectly, approximately 11.8% of our exchangeable shares. In addition, Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include wholly-owned subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries, including NTS. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
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
Brookfield Infrastructure Corporation     25

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
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D “Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
26        Brookfield Infrastructure Corporation

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
Brookfield owns, directly and indirectly, approximately 11.8% of our exchangeable shares, entitling it to all dividends exchangeable shareholders will receive. In addition, Brookfield Infrastructure owns all of the issued and outstanding class B shares of our company, which represent a 75% voting interest, and all of the issued and outstanding class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company. Brookfield Infrastructure’s ownership of class C shares entitles it to receive dividends as and when declared by our board. Accordingly, Brookfield and Brookfield Infrastructure’s ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.

Brookfield Infrastructure Corporation     27

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
28        Brookfield Infrastructure Corporation

In addition, the Service Providers, being wholly-owned subsidiaries of Brookfield, provide management services to us pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure will pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of Brookfield Infrastructure. We reimburse Brookfield Infrastructure for our proportionate share of such fee. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units) as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in Holding LP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our company or our shareholders.
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
Brookfield Infrastructure Corporation     29

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
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield experience a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of the partnership is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement” for more details.
30        Brookfield Infrastructure Corporation

We guarantee certain debt obligations of Brookfield Infrastructure, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
Canada SubCo, a wholly-owned subsidiary of our company, has agreed to guarantee certain commercial paper, unsecured debt securities and preferred securities issued by Brookfield Infrastructure, as well as Brookfield Infrastructure’s obligations under certain credit facilities, thereby causing us to become liable for such obligations. In light of the guarantees, our company is exposed to the credit risk of Brookfield Infrastructure. If Brookfield Infrastructure is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support” for more details.
Risks Relating to our Company
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and therefore we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit and, in addition to contemplating identical dividends to the distributions paid on one unit, each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital—Exchangeable Shares—Exchange by Holder—Adjustments to Reflect Certain Capital Events.” Our company currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. As a result, the business operations of Brookfield Infrastructure, and the market price of the units, are expected to have a significant impact on the market price of the exchangeable shares, which could be disproportionate in circumstances where the business operations and results of our company on a standalone basis are not indicative of such market trends. Exchangeable shareholders will have no ability to control or influence the decisions or business of Brookfield Infrastructure.

Brookfield Infrastructure Corporation     31

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
32        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     33

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
34        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     35

Holders of exchangeable shares do not have a right to elect whether to receive cash or units upon a liquidation, exchange or redemption event. Rather, our group has the right to make such election in its sole discretion.
In the event that (i) there is a liquidation, dissolution or winding up of our company or the partnership, (ii) our company or the partnership exercises its right to redeem (or cause the redemption of) all of the then outstanding exchangeable shares, or (iii) a holder of exchangeable shares requests an exchange of exchangeable shares, holders of exchangeable shares shall be entitled to receive one unit per exchangeable share held (subject to adjustment to reflect certain capital events described in this annual report on Form 20-F and certain other payment obligations in the case of a liquidation, dissolution or winding up of our company or the partnership) or its cash equivalent. The form of payment will be determined at the election of our group so a holder will not know whether cash or units will be delivered in connection with any of the events described above. Our company and the partnership currently intend to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares”.
Any holder requesting an exchange of their exchangeable shares for which our company or the partnership elects to provide units in satisfaction of the exchange amount may experience a delay in receiving such units, which may affect the value of the units the holder receives in an exchange.
Each exchangeable share is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” In the event cash is used to satisfy an exchange request, the amount payable per exchangeable share will be equal to the NYSE closing price of one unit on the date that the request for exchange is received by the transfer agent. As a result, any decrease in the value of the units after that date will not affect the amount of cash received. However, any holder whose exchangeable shares are exchanged for units will not receive such units for up to ten (10) business days after the applicable request is received. During this period, the market price of units may decrease. Any such decrease would affect the value of the unit consideration to be received by the holder of exchangeable shares on the effective date of the exchange.
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

36        Brookfield Infrastructure Corporation

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
The exchangeable shares trade on the NYSE and the TSX. However, if a sufficient amount of exchangeable shares are exchanged for units, or our company exercises our redemption right at any time including if the total number of exchangeable shares decreases by 50% or more over any twelve-month period, our company may fail to meet the minimum listing requirements on the NYSE and the TSX, and the NYSE or the TSX may take steps to de-list the exchangeable shares. Though holders of exchangeable shares will still be entitled to exchange each such share at any time for one unit (subject to adjustment to reflect certain capital events described in Item 10.B “Memorandum and Articles of Association —Description of our Share Capital”), or its cash equivalent (the form of payment to be determined at the election of our group), a de-listing of the exchangeable shares would have a significant adverse effect on the liquidity of the exchangeable shares, and holders thereof may not be able to exit their investments in the market on favorable terms.
Brookfield Infrastructure Corporation     37

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
Each exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company in the future will also be exchangeable in accordance with the terms of the exchangeable shares and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
38        Brookfield Infrastructure Corporation

We or the partnership may issue additional shares or units in the future, or securities exchangeable into shares or units, including in lieu of incurring indebtedness, which may dilute holders of our equity securities and could depress the trading price of our shares and/or the units. We or the partnership may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our equity holders.
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
The sale or issuance of a substantial number of our exchangeable shares, the units, other equity securities of our company or the partnership, other securities exchangeable into our exchangeable shares or the units, or the exchange of the BIPC Exchangeable LP Units or the perception that such sales, issuances or exchanges could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. For example, November 2021, our group issued 9,476,900 units and 2,140,000 exchangeable shares in a public offering in the United States and Canada, together with an additional 7,104,300 Redeemable Partnership Units to Brookfield in a concurrent private placement. In addition, we have also issued securities as consideration for acquisitions. For example, in connection with the acquisition of IPL, in the third and fourth quarter of 2021 we issued a total of 25,990,103 exchangeable shares and BIPC Exchange LP issued a total of 4,075,217 BIPC Exchangeable LP Units. We cannot predict the effect that future sales or issuances of our exchangeable shares, units, other equity securities, or securities exchangeable into our exchangeable shares or the units would have on the market price of our exchangeable shares or the units. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
Brookfield Infrastructure Corporation     39

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
Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events” for more information on the circumstances in which adjustments may be made to the conversion factor.
40        Brookfield Infrastructure Corporation

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
See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”.
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
Risks Relating to Taxation
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
Brookfield Infrastructure Corporation     41

We may be exposed to transfer pricing risks.
To the extent that the partnership, our company, the Holding LP, the Brookfield Infrastructure Holding Entities or the Brookfield Infrastructure Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.

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
42        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     43

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
44        Brookfield Infrastructure Corporation

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
If BIPC ceases to qualify as a “mutual fund corporation” under the Tax Act, the income tax considerations described under the heading Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” would be materially and adversely different in certain respects.
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
Brookfield Infrastructure Corporation     45

The demand for services provided by our group’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset. For example, a credit/liquidity crisis, such as the global crisis experienced in 2008/2009, could materially impact the cost and availability of financing and overall liquidity; the volatility of commodity output prices and currency exchange markets could materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K.; and the devaluation and volatility of global stock markets could materially impact the valuation of our units and preferred units.
In addition, our group may be affected by political uncertainties in the United States and Europe, which may have global repercussions, including in markets where our group currently operates or intends to expand into in the future.
Risks associated with the COVID-19 pandemic.
The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning, additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.
46        Brookfield Infrastructure Corporation

We may experience direct or indirect impacts from the pandemic, including delays in development or construction activities and contract counterparties failing to meet their obligations. The direct or indirect impacts of the pandemic going forward may also be different from those we currently face. For example, changing workforce patterns and tightening labor market conditions resulting from the pandemic could make it more difficult for us and the Service Provider to secure and retain talented professionals in our core markets. Similarly, supply chain constraints related to the pandemic and economic inflation resulting from government support for economies could result in higher costs for goods and services and adversely impact our business. Any such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows.

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
Brookfield Infrastructure Corporation     47

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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our group’s utility, transport and energy operations, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us our group. For example, in Europe the withdrawal of the U.K. from the European Union and military tensions and conflict in Eastern Europe could contribute to global uncertainty and could significantly disrupt the free movement of goods, services, and people which could result in potentially higher costs of conducting business in Europe and have a material adverse effect on our business, financial condition and results of operations.

48        Brookfield Infrastructure Corporation

The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.

Our group has outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our group’s obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our group’s ability to obtain cost-effective financing. In addition, the transition of our group’s existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.

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
Brookfield Infrastructure Corporation     49

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
50        Brookfield Infrastructure Corporation

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
Our group’s financing strategy involves the issuance of partnership level equity, exchangeable shares and the issuance of corporate debt. For example, in November 2021, our group issued 9,476,900 units and 2,140,000 exchangeable shares in a public offering in the United States and Canada, together with an additional 7,104,300 Redeemable Partnership Units to Brookfield in a concurrent private placement.
Our group, including BUUK and NTS, has corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. As such, a number of risks arise with respect to refinancing our group’s existing indebtedness, including, among other factors, dependence on continued operating performance of our group’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of our group’s credit risk, and perceived environmental and social governance risk, at such time. In addition, certain of our group’s financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our group’s cash flow may be required to service indebtedness.
Brookfield Infrastructure Corporation     51

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
New regulatory initiatives related to ESG could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to the Partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices.

52        Brookfield Infrastructure Corporation

If regulators disagree with the ESG disclosures that we make, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.

We may not be able to identify and assess all potential human rights impacts of our business activities.

While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third-party business relationships or otherwise, could have an adverse impact on our reputation, as well as present legal and financial risks.
Brookfield Infrastructure Corporation     53

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company was established on August 30, 2019 by Brookfield Infrastructure to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure and we became a separately-traded public company upon completion of the special distribution in March 2020. Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As of December 31, 2021, our operations consisted principally of the ownership and operation of regulated gas transmission systems in Brazil and of regulated distribution operations in the U.K. In February of 2022, we expanded our operations to Australia where we acquired a non-controlling interest in a regulated utility. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
Although our current operations are utilities located in the U.K., Brazil and Australia, shareholders have exposure to eight markets across the transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In making an investment decision relating to our securities, investors should carefully consult the documents prepared by the partnership.
Our group’s mission is to own and operate a globally diversified portfolio of high-quality infrastructure assets that will generate sustainable and growing distributions over the long-term for unitholders and shareholders. To accomplish this objective, our group will seek to leverage its operating segments to acquire infrastructure assets and actively manage them to extract additional value following our group’s initial investment. As the business matures and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our group’s strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. Our group focuses on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
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
54        Brookfield Infrastructure Corporation

The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
On February 1, 2022, the board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.54 per unit (or $2.16 per unit annualized). Distributions have grown at a compound annual growth rate of 9% over the last 10 years.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on February 1, 2022, our board approved a quarterly dividend of $0.54 per exchangeable share (or $2.16 per exchangeable share annualized), starting with the dividend to be paid in March 2022.
Currently, the Service Providers, which are wholly-owned subsidiaries of Brookfield, provide certain management, administrative and advisory services to Brookfield Infrastructure for a fee pursuant to the Master Services Agreement. Our company is also externally managed by the Service Providers. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”.
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
History and Development of our Business
Our company was formed as a corporation established under the BCBCA on August 30, 2019 and is a subsidiary of the partnership. Brookfield is our company’s ultimate parent. We became a separately-traded public company upon completion of the special distribution in March 2020, as described below. The exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, 10281, United States.
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
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.

Brookfield Infrastructure Corporation     55

Recent Developments
On August 20, 2021, Brookfield Infrastructure acquired an effective 41% interest in Inter Pipeline Ltd. (“IPL”) for total consideration of approximately $2.8 billion (the “initial IPL acquisition”). Subsequently, Brookfield Infrastructure acquired an additional 18% interest for approximately $1.2 billion (along with the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”). In connection with the IPL acquisitions, our company issued approximately $1.6 billion of exchangeable shares. In addition, BIPC Exchange LP, a subsidiary of the partnership, issued $259 million of BIPC Exchangeable LP Units which are exchangeable on a one-for-one basis, for exchangeable shares.
On November 17, 2021, our company issued 2,140,000 exchangeable shares for gross proceeds of approximately $134 million (approximately $128 million net of issuance costs) in public offerings in the United States and Canada.
Subsequent to these issuances, Brookfield holds approximately 11.8% of the issued and outstanding exchangeable shares of our company and holds an approximate 3.0% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company.
On February 16, 2022, our company acquired an approximate 10% non-controlling interest in AusNet Services Ltd., an Australian regulated utility, for total consideration of approximately $0.5 billion.
2020 Developments
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option. Immediately following the offering, Brookfield held approximately 19.3% of the issued and outstanding exchangeable shares of our company and held an approximate 4.8% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure held an approximate 79.8% voting interest in our company immediately following the secondary offering.
56        Brookfield Infrastructure Corporation

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owner and operators. Our company, through its subsidiaries, is an owner and operator of regulated utility investments in South America and the U.K. As of December 31, 2021, we own interests in a regulated gas and electricity business in the U.K., and a regulated natural gas transmission business in Brazil. In February of 2022, we expanded our operations to Australia where we acquired a non-controlling interest in a regulated utility. Over 90% of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
Our operations are summarized below:
Overview
Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and an Australian regulated utility. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
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
Our operations are comprised of the following:
•Approximately 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 3.9 million gas and electricity connections
•Approximately 61,000 kilometers of operational electricity transmission and distribution lines in Australia
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B “Liquidity and Capital Resources— Capital Backlog and Capital Expenditures”.

Brookfield Infrastructure Corporation     57

Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 8 years. These assets operate under perpetual authorizations.
Strategic Position
Our regulated gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, with 100% of its 158 million cubic meter capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 8 years.
Regulatory Environment
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels (“ANP”). Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operated as authorizations expiring between 2039 and 2041 until the approval of new legislation in April 2021 (the “Brazil Gas Law”), which extended these finite authorizations in perpetuity. The new Brazil Gas Law also allows an ‘entry-exit’ model to be adopted for the gas transportation systems, which is expected to foster growth of the market and our regulated gas transmission operation in Brazil.
Growth Opportunities
We believe that attractive growth opportunities exist for our transmission operation. Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon intensive energy solution for both home and industry, and as the new ‘entry-exit’ model incentivizes utilization of our transportation infrastructure by multiple new shippers.
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.9 million connections.
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
58        Brookfield Infrastructure Corporation

Regulatory Environment
Our regulated distribution operation competes with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 25 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.

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
Australia
Our Australian regulated utility is primarily comprised of approximately 7,000 kilometers of electricity transmission lines and 54,000 kilometers of electricity distribution lines across the state of Victoria. The business operates under a regulatory framework and long term unregulated contracts. The business also owns a regulated gas distribution business that comprises approximately 10% of its revenues.
Strategic Position
Approximately 80% of our revenues in Australia are earned from our regulated electricity transmission and distribution networks in Victoria. The electricity transmission network supplies approximately 6 million people and the electricity distribution network supplies approximately 770,000 residential and business customers. The regulated gas distribution network is one of three in Victoria and supplies approximately 760,000 customers.
Regulatory Environment
Our Australian regulated utility operates under a revenue cap set by the Australian Energy Regulator over a regulatory period and tariffs are adjusted annually. Our gas distribution business operates under a price cap mechanism increased at a pre-determined rate annually for each regulatory period. The regulatory period is typically five years. The tariffs are calculated as a regulatory WACC return on the regulated asset base, as well as an allowance for operating costs and taxation, regulatory depreciation and efficiency incentives.
Growth Opportunities
Our Australian regulated utility is well positioned to capture a high proportion of the Victorian unregulated electricity transmission market, and benefit from the decarbonization and renewable energy targets of Victoria’s economy in light of the state’s net zero carbon emissions target by 2050. In order to achieve the state’s net zero targets, a significant amount of capital investment will be required to electrify the existing network that we are well positioned to participate in.
Brookfield Infrastructure Corporation     59

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
60        Brookfield Infrastructure Corporation

Intellectual Property
Our company is automatically entitled to the benefits and certain obligations under the Licensing Agreement that Brookfield Infrastructure has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.
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
Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Infrastructure and our company or for their benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 1,900 individuals within the U.K. and Brazil.
Environmental, Social and Governance (“ESG”) Management
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure — Brookfield and the Service Providers,” Brookfield’s economic interest in the partnership is approximately 27.2% on a fully-exchanged basis, and affiliates of Brookfield Asset Management provide services to our group under the Master Services Agreement.
Grounded in our group’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term, creating value for unitholders and shareholders. We understand that well-run businesses are those that have a solid moral authority from all stakeholders to execute their business plans.
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

Brookfield Infrastructure Corporation     61

2021 Highlights
In 2021, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
Brookfield Infrastructure published its inaugural ESG Report, which can be accessed on the Responsibility section of our website. Highlights from our inaugural Brookfield Infrastructure ESG report include:
•A focus on our health and safety governance, ESG affiliations, and our contribution to the decarbonization of the global economy
•Information on quantitative metrics, including our scope 1 and 2 greenhouse gas emissions and metrics related to ethnic and gender diversity
•A standardized GRI index
Going forward, we will look to update the report on an annual basis. We believe our report exemplifies the continued progress we are making in elevating our ESG initiatives, as well as the related commitment to transparency.
Climate change mitigation and adaptation continues to be a key area of focus and we have made progress in a number of areas:
•We continue to make progress on our alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) and we recently completed a climate risk management review to better understand our physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in our approach to climate change mitigation and adaptation and continue to integrate these considerations into our business and investment strategies. In addition, we will be incorporating them, as appropriate, to enhance our due diligence processes. Our climate change risk management approach is aligned with the TCFD’s recommendations.
•We completed the measurement of greenhouse gas (“GHG”) emissions across our group’s portfolio companies, guided by the principles of the GHG Protocol. Using this information, we have continued to implement carbon measurement and reduction programs across our businesses.
•To further our commitment to support the transition to a net zero carbon economy, our manager, Brookfield Asset Management, became a signatory to the Net Zero Asset Managers initiative (NZAM). NZAM is a group of international asset managers committed to supporting the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner. To fulfil this commitment, Brookfield Asset Management will take account of emissions, prioritize emissions reductions across our businesses, and work towards the recommendations of the TCFD.
As part of Brookfield’s social initiatives, we progressed several projects to support our commitment to both diversity and inclusion within our culture. We continued to work with our Global Diversity Advisory Group to provide insight into the concerns, challenges, and successes around attracting and retaining members from underrepresented groups and find ways to increase our engagement with them. In 2021, we became a signatory to the ILPA Diversity in Action initiative, bringing together limited and general partners to demonstrate commitment to advancing diversity and inclusion, both within organizations and the industry more broadly.
62        Brookfield Infrastructure Corporation

Overview of ESG & the Investment Process
Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our group’s ESG principles:
•Mitigate the impact of our operations on the environment
▪Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
▪Support the goal of net zero greenhouse gas emissions by 2050 or sooner
•Ensure the well-being and safety of employees
▪Foster a positive work environment based on respect for human rights, valuing diversity and zero tolerance for workplace discrimination, violence, or harassment
▪Operate with leading health and safety practices to support the goal of zero serious safety incidents
•Uphold strong governance practices
▪Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
▪Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
▪Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
▪Support philanthropy and volunteerism by our employees
ESG management is embedded throughout our group’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, our group utilizes its operating expertise and Brookfield’s ESG Due Diligence Guidelines, which integrates guidance by the Sustainability Accounting Standards Board (SASB), to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
To ensure ESG considerations are fully integrated in the due diligence phase, our group’s investment team outlines the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
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
Brookfield Infrastructure Corporation     63

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
In addition to the initiatives described above, our natural gas transmission business has launched a Forest Restoration Program, in which the operation works to remediate native forests in human-degraded areas and restore vegetation that has been cleared to build or operate new facilities. The Program has committed to remediate more than 1,000 hectares in Brazil.
Our U.K. regulated distribution operator is developing, operating and maintaining broadband optical fiber networks across the U.K. Fiber is the most energy efficient technology for broadband access, 85% more energy efficient in providing customer access than copper reliant networks. Its reliance on fewer intermediate devices and amplifiers facilitates its efficiency in comparison to other technologies.
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
In Brazil, our natural gas transmission business contributed to global pandemic efforts by donating hospital beds, food baskets, hygiene kits, and personal protection equipment to senior care homes during 2021.
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
Our U.K. regulated distribution operator, continues to strive to be transparent in its overall ESG program and has achieved a 5-star GRESB rating during 2021.
64        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     65

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
66        Brookfield Infrastructure Corporation

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
(3)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption−exchange mechanism, pursuant to which Brookfield can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in Brookfield eventually owning approximately 29.8% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (including the issued and outstanding units that Brookfield currently also owns) but excluding Brookfield’s exchangeable shares.
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
(8)As of December 31, 2021, Brookfield and its affiliates own approximately 11.8% of the issued and outstanding exchangeable shares in our company and the remaining approximate 88.2% is held by public investors.
Our Company
Our company was incorporated under the BCBCA on August 30, 2019. See Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”.
The Partnership
The partnership owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. The partnership focuses on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
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

Brookfield Infrastructure Corporation     67

Brookfield and the Service Providers
Brookfield’s economic interest in the partnership is approximately 27.2% on a fully-exchanged basis. The partnership and the other Service Recipients, including our company, have each appointed affiliates of Brookfield Asset Management as their Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services provided to Brookfield Infrastructure by the Service Providers.
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $690 billion of assets under management and approximately 1,000 investment professionals and 180,000 operating employees in more than 30 countries around the world. Our operating subsidiaries currently employ approximately 1,900 individuals within the U.K. and Brazil. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
The following sets forth our company’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our company.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	31	92
68        Brookfield Infrastructure Corporation

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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. This MD&A is dated March 9, 2022.

Performance Targets and Key Measures
Our group targets a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses funds from operations (“FFO”) to assess operating performance and it can be used on a per unit basis as a proxy for future distribution growth over the long-term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS, FFO is therefore unlikely to be comparable to similar measures presented by other issuers. For further details, including a reconciliation of net income to FFO, see the “Performance Disclosures” section of this MD&A.
Brookfield Infrastructure Corporation     69

Continuity of Interests
Our company was established on August 30, 2019, by the partnership. The partnership owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The partnership’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. On March 30, 2020, the partnership contributed two regulated utility investments in Brazil and the United Kingdom (the “businesses”) to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the contribution of the businesses to our company.
To reflect this continuity of interests, our consolidated financial statements provide comparative information of our company for the periods prior to March 30, 2020, as previously reported by the partnership. The economic and accounting impact of contractual relationships created or modified in conjunction with the contribution of the businesses to our company (see Note 1(b), Organization and Description of our Company) have been reflected prospectively from the date of the contribution and have not been reflected in the results of operations or financial position of our company prior to March 30, 2020, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to March 30, 2020 is presented based on the historical financial information for our company as previously reported by the partnership. For the periods after March 30, 2020, the results are based on the actual results of our company, including the impact of contractual relationships created or modified in association with the contribution of the businesses to our company. As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after March 30, 2020.

70        Brookfield Infrastructure Corporation

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
In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and BIPC Exchangeable LP Units. BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. Satisfaction of exchange requests is the obligation of the partnership, and not that of our company.
Financial data provided has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
When we discuss our performance measures, we present our company’s share of results, in order to demonstrate the impact of key value drivers of each of these operating entities on the overall performance. Therefore, our company’s share of results will differ from results presented in accordance with IFRS as they exclude the share of earnings of investments not held by our company apportioned for each of the performance measures described in the “Performance Disclosures” section of this MD&A. However, net income attributable to the parent company for each operating entity is consistent with results presented in accordance with IFRS.
Brookfield Infrastructure Corporation     71

Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.54 per unit (or $2.16 per unit annualized), starting with the distribution paid in March 2022. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.54 per exchangeable share (or $2.16 per exchangeable share annualized), starting with the dividend to be paid in March 2022 (2020: $0.51 per exchangeable share (or $2.04 per exchangeable share annualized)).
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

72        Brookfield Infrastructure Corporation

5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2021, 2020 and 2019:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2021	2020	2019
Revenues	$1,643	$1,430	$1,619
Direct operating costs(1)	(526)	(527)	(552)
General and administrative expenses	(49)	(33)	(30)
Interest expense	(294)	(214)	(156)
Mark-to-market on hedging items and foreign currency revaluation	(11)	(61)	5
Remeasurement of exchangeable and class B shares	(447)	(511)	—
Other income (expense)	116	(47)	(44)
Income tax expense	(405)	(269)	(272)
Net income (loss)	27	(232)	570
Net (loss) income attributable to the partnership	(368)	(552)	197

(1)During the fourth quarter of 2021, our company reclassified depreciation and amortization expense, which was previously presented as a separately line item, to direct operating costs. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs by $283 million and $308 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.
2021 vs. 2020
For the year ended December 31, 2021, our company reported net income of $27 million, of which a loss of $368 million was attributable to the partnership. This compared to a net loss of $232 million for the year ended December 31, 2020, of which a loss of $552 million was attributable to the partnership. Net income in the current year benefited from capital commissioned into rate base, a gain recognized on the sale of our portfolio of smart meters in the U.K., and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were partially offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS and the impact of an increase in the future U.K. tax rate.
Total revenues increased by $213 million relative to the prior year. Gas transmission revenues in Brazil increased by $189 million due to inflation-indexation. This increase was partially offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues in U.S. dollars by $56 million relative to 2020. Connections revenue in the U.K. increased by $37 million following an increase in construction activity compared to the prior year which was impacted by government restrictions associated with the global pandemic. The appreciation of the British pound further increased our revenues in U.S. dollars by $38 million.
Direct operating costs remained consistent with the prior year as increased costs due to inflation and organic growth were offset by a decrease in amortization expense associated with new legislation passed in April 2021 in Brazil, extending the estimated useful life of intangible assets held by our Brazilian regulated gas distribution business.
Brookfield Infrastructure Corporation     73

General and administrative expenses totaled $49 million for the year ended December 31, 2021, an increase of $16 million compared to the prior year. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period. The base management fee allocated to our company increased by $15 million primarily due to an increase in the combined market value of our company and the partnership compared to the prior year.
Interest expense for the year ended December 31, 2021 was $294 million, an increase of $80 million compared to 2020. Interest expense increased as a result of dividends on our exchangeable shares, presented as interest expense, and interest incurred on loans payable to the partnership accrued over the course of the year. The prior year did not include any interest expense within the first quarter as our exchangeable shares and loans payable to the partnership were issued on March 30, 2020. Debt issued to finance the acquisition of an additional interest in our Brazilian regulated gas distribution business in April 2021 and an increase in the interest rates on our variable rate non-recourse borrowings also contributed to the increase in the year.
Mark-to-market on hedging items and foreign currency revaluation losses totaled $11 million for the year ended December 31, 2021, compared to $61 million in the prior year. This was predominantly due to a decrease in foreign currency losses recognized on loans payable to the partnership denominated in Canadian dollars.
Remeasurement losses for the year ended December 31, 2021 were $447 million. These losses were a result of revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement losses are mainly driven by the increase in the public price of partnership units based on the NYSE trading price over the course of the year.
Other income for the year ended December 31, 2021 includes a gain recognized on the sale of the smart meter portfolio at our U.K. regulated distribution business of $175 million. This was partially offset by accretion expense on deferred consideration at our Brazilian regulated gas transmission business.
Income tax expense for the year ended December 31, 2021 was $405 million, $136 million higher than the prior year. Higher taxable income at our Brazilian regulated gas transmission business resulted in an increase in income tax expense of $79 million, partially offset by the impact of foreign exchange. In addition, a non-recurring deferred tax expense was recognized as a result of an increase in the U.K.’s future tax rate from 19% to 25%, enacted in May 2021.

74        Brookfield Infrastructure Corporation

2020 vs. 2019
For the year ended December 31, 2020, our company reported net losses of $232 million, of which $552 million was attributable to the partnership. This compared to net income of $570 million for the year ended December 31, 2019, of which $197 million was attributable to the partnership. Income for the year ended December 31, 2020 benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, and the impact of foreign exchange.
Total revenues for the year ended December 31, 2020 decreased by $189 million relative to the year ended December 31, 2019. Underlying gas transmission revenues in Brazil increased by $83 million due to inflation-indexation, however this was more than offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues denominated in U.S. dollars by $283 million relative to 2019. Distribution revenues in the U.K. increased primarily from the benefits of inflationary-indexation and higher volumes associated with new utility connections, which contributed additional revenues of $8 million and $31 million, respectively. These positive factors were partially offset by a $34 million reduction in connections income following a decrease in construction activity compared to the year ended December 31, 2019.
Direct operating costs for the year ended December 31, 2020 decreased by $25 million compared to the year ended December 31, 2019 as increased costs due to inflation and organic growth were more than offset by the impact of foreign exchange.
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
Interest expense for the year ended December 31, 2020 was $214 million, an increase of $58 million compared to 2019. Interest expense increased as a result of $66 million of dividends declared and paid on our company’s exchangeable shares. Due to their exchangeable features, these shares are classified as liabilities and dividends are therefore presented as interest expense. The year ended December 31, 2020 also included interest of $39 million incurred on loans payable to the partnership which were issued on March 30, 2020. These increases were partially offset by lower interest rates on our variable rate non-recourse debt at our Brazilian regulated gas transmission business and the impact of foreign exchange which reduced interest expense by $45 million and $9 million, respectively.
Mark-to-market losses on hedging items and foreign currency revaluations totaled $61 million for the year ended December 31, 2020, compared to mark-to-market gains of $5 million for the year ended December 31, 2019. These losses were predominantly due to unrealized foreign currency losses on loans payable to the partnership.
Remeasurement losses for the year ended December 31, 2020 were $511 million. These losses were a result of the revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement reflects the change in the public price of units based on the NYSE closing price.
Other expense for the year ended December 31, 2020 was $47 million, which remained relatively consistent with the year ended December 31, 2019.
Brookfield Infrastructure Corporation     75

Income tax expense for the year ended December 31, 2020 was $269 million. This is relatively consistent with the year ended December 31, 2019 as the impact of a non-recurring deferred tax expense that was recognized as a result of an increase in U.K.’s tax rate from 17% to 19% enacted in March 2020, and an increase in taxes at our Brazilian regulated gas transmission business as a result of higher taxable revenues were more than offset by the impact of foreign exchange.
Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2021, and December 31, 2020:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$469	$192	$204
Due from Brookfield Infrastructure	1,093	—	—
Property, plant and equipment	4,803	5,111	4,497
Intangible assets	2,687	2,948	3,936
Total assets	10,086	9,344	9,853
Loans payable to Brookfield Infrastructure	131	1,143	—
Exchangeable and class B shares	4,466	2,221	—
Non-recourse borrowings	3,556	3,477	3,526
Total liabilities	11,510	9,916	6,576
Equity in net assets attributable to the partnership	(2,127)	(1,722)	1,654
Total equity	(1,424)	(572)	3,277
Total assets were $10.1 billion at December 31, 2021, compared to $9.3 billion at December 31, 2020. During the year ended December 31, 2021, our company added $0.4 billion to property, plant, and equipment, however, these increases were more than offset by the sale of our smart meters business at our U.K. regulated distribution business and the impact of foreign exchange. A demand deposit with Brookfield Infrastructure, established in connection with the issuance of additional exchangeable shares, increased total assets by $1.1 billion.
Our company issued 26.0 million exchangeable shares to the partnership in connection with the partnership’s acquisition of Inter Pipeline and 0.4 million exchangeable shares in connection with exchange requests received from unitholders of BIPC Exchange LP. As partial consideration for the exchangeable shares, Brookfield Infrastructure issued a demand deposit payable to our company of $1.1 billion which accrues interest at 0.2% per annum.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2021, resulting in a gain from revaluation of $134 million.
76        Brookfield Infrastructure Corporation

The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. Our company has assessed the impact of the economic environment on the valuation of our property, plant and equipment. In making these assessments, we have assumed that the sharp curtailment in economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. We believe our operations have demonstrated resilience to global economic disruptions since the outbreak. Furthermore, our assets are underpinned by regulated cash flows and our local revenues have been predominantly unimpacted to date as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Based on our company’s assessment, we believe our asset values remain largely unaffected by the global pandemic.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit. As at December 31, 2021, the shares were remeasured to reflect the NYSE closing price of one unit, $60.81 per share.
Non-recourse borrowings increased by $79 million to $3,556 million at December 31, 2021. Additional borrowings of $283 million used to finance the acquisition of an additional interest in our Brazilian regulated gas transmission business was partially offset by net repayments of $117 million at our U.K. regulated distribution business. Non-recourse borrowings further decreased due to the impact of foreign exchange as the Brazilian real and British pound weakened relative to the U.S. dollar during the year ended December 31, 2021.
As of December 31, 2021, our company had loans payable of $131 million to subsidiaries of Brookfield Infrastructure, a decrease of $1,012 million. This decrease was due to repayments of $1,016 million to subsidiaries of Brookfield Infrastructure during the year, of which $547 million was settled in exchange for the issuance of additional exchangeable shares, partially offset by the impact of foreign exchange.
Total equity was negative $1,424 million at December 31, 2021, compared to negative $572 million at December 31, 2020. The decrease is mainly due to remeasurement losses on the revaluation of our exchangeable shares classified as liabilities, and distributions paid and capital provided to non-controlling interests, including consideration paid to non-controlling interest for the acquisition of an additional interest in our Brazilian regulated gas transmission business.

Brookfield Infrastructure Corporation     77

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2021	2020	2019	2021 vs 2020	2020 vs 2019	2021	2020	2019	2021 vs 2020	2020 vs 2019
Brazilian real	0.1792	0.1924	0.2481	(7)%	(22)%	0.1854	0.1939	0.2534	(4)%	(23)%
British pound	1.3532	1.3670	1.3255	(1)%	3%	1.3758	1.2840	1.2767	7%	1%
The net assets of our U.K. regulated distribution business and our Brazilian regulated transmission business represent 77% and 23% of our equity in foreign subsidiaries, respectively.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2021	2020	2019
Brazilian real	$(118)	$(550)	$(116)
British pound(1)	19	57	57
	(99)	(493)	(59)
Currency hedges	—	5	5
	$(99)	$(488)	$(54)
Attributable to:
The partnership	$(17)	$(100)	$17
Non-controlling interests	(82)	(388)	(71)
	$(99)	$(488)	$(54)

(1)Includes $21 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our U.K. regulated distribution business’s portfolio of smart meters.

The impact of foreign currency translation on our company, including those attributable to non-controlling interests for the year ended December 31, 2021, was a reduction to equity of $99 million (2020: $488 million, 2019: $54 million). The reduction of equity during the year ended December 31, 2021 was primarily the result of the Brazilian real weakening by 7%.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2021, the average exchange rate of the British pound appreciated by 7% relative to the U.S. dollar while the Brazilian real weakened by 4% relative to the U.S. dollar. The benefit of the appreciation of the British pound was more than offset by the depreciation of the Brazilian real during the year, reducing our revenues and net income in U.S. dollars.
78        Brookfield Infrastructure Corporation

Summary of Quarterly Financial Information

	2021				2020
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$414	$414	$416	$399	$375	$349	$322	$384
Net (loss) income	(165)	213	65	(86)	(17)	(222)	(194)	201
Net (loss) income attributable to the partnership	(269)	122	(43)	(178)	(102)	(301)	(266)	117
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the year ended December 31, 2021, revaluation losses totaled $447 million.
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

US$ MILLIONS	For the year ended December 31,
IFRS measures	2021	2020
Revenue	$11,537	$8,885
Net income	2,719	904

US$ MILLIONS	As of
IFRS measures	December 31, 2021	December 31, 2020
Total assets	$73,961	$61,331
Total liabilities	47,570	39,658
Total partnership capital	26,391	21,673

Brookfield Infrastructure Corporation     79

PERFORMANCE DISCLOSURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB and may differ from, and not be comparable to, similar measures presented by other issuers.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
AFFO
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.

Adjusted EBITDA
We focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

80        Brookfield Infrastructure Corporation

Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. We also exclude from Adjusted Earnings amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.

Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our operations. Our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings also provide investors enhanced comparability of our ongoing performance across periods.
In deriving FFO, AFFO and Adjusted EBITDA, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
To provide a supplemental understanding of the performance of our business and to enhance comparability across periods and relative to our peers we utilize Adjusted EBITDA. Adjusted EBITDA excludes the impact of interest expense and income taxes to assist in assessing the operating performance of our business by eliminating for the effect of its current capital structure and tax profile.
While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that investors take into account the impact of maintenance capital expenditures to derive AFFO, in addition to FFO.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Earnings, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A and “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures” in the forepart of this annual report on Form 20-F.

US$ MILLIONS	For the year ended December 31,
Key Metrics	2021	2020	2019
Adjusted EBITDA(1)	$581	$512	$555
Funds from Operations (FFO)(1)	436	401	432
Adjusted Funds from Operations (AFFO)(1)	415	388	415
Adjusted Earnings(1)	233	131	197

(1)Non-IFRS measures. please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Brookfield Infrastructure Corporation     81

For the year ended December 31, 2021, FFO and Adjusted EBITDA increased by $35 million and $69 million, respectively, compared to the prior year. During the current year, FFO and Adjusted EBITDA benefited from a 24% inflationary tariff adjustment and the acquisition of an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission business completed in April 2021. Our results further benefited from capital commissioned into rate base and higher connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021 and higher management fees. While FFO benefited from the aforementioned factors, these benefits were partially offset by an increase in interest expense associated with debt issued to finance the acquisition of an additional 3% interest in our Brazilian regulated gas transmission business and higher interest rates on our variable rate non-recourse borrowings.
For the year ended December 31, 2021, Adjusted Earnings increased by $102 million compared to the prior year. In addition to the factors mentioned above, Adjusted Earnings also benefited from a gain recognized on the sale of our portfolio of smart meters in the U.K. This was partially offset by a non-recurring deferred tax expense recognized as a result of an increase in the future U.K. tax rate.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the year ended December 31, 2021
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$630	$(49)	$581
Funds from Operations (FFO)(1)	485	(49)	436
Adjusted Funds from Operations (AFFO)(1)	464	(49)	415

US$ MILLIONS	For the year ended December 31, 2020
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$545	$(33)	$512
Funds from Operations (FFO)(1)	434	(33)	401
Adjusted Funds from Operations (AFFO)(1)	421	(33)	388

US$ MILLIONS	For the year ended December 31, 2019
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$585	$(30)	$555
Funds from Operations (FFO)(1)	462	(30)	432
Adjusted Funds from Operations (AFFO)(1)	445	(30)	415

(1)Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Utilities
Results of Operations
Our company earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our company by eliminating the effect of its current capital structure and tax profile.
82        Brookfield Infrastructure Corporation

The following table presents our company’s share of the rate base of our utilities business as at 2021, 2020 and 2019:

	As of December 31,
US$ MILLIONS	2021	2020	2019
Rate base	$3,961	$3,485	$3,371
The following table presents the roll-forward of our company’s share of rate base for the years ended 2021, 2020 and 2019:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Rate base, start of period	$3,485	$3,371	$3,012
Acquisitions	125	—	—
Capital expenditures commissioned	262	251	287
Inflation and other indexation	250	146	168
Regulatory depreciation	(50)	(40)	(40)
Foreign exchange and other	(111)	(243)	(56)
Rate base, end of period	$3,961	$3,485	$3,371
Our rate base increased compared to the prior year as a result of new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business, partially offset by the impact of foreign exchange.
The following table presents our company’s share of key measures of our utilities business for the years ended 2021, 2020 and 2019:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Adjusted EBITDA(1),(2)	$630	$545	$585
Funds from Operations (FFO)(1),(2)	485	434	462
Adjusted Funds from Operations (AFFO)(1),(2)	464	421	445

(1)Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
(2)Adjusted EBITDA, FFO and AFFO provided in the table above do not reflect the annual base management fee our company pays for the periods indicated to Brookfield pursuant to the Master Services Agreement as described below in this MD&A under “Corporate, General and Administrative Services”.
2021 vs. 2020
For the year ended December 31, 2021, Adjusted EBITDA and FFO for our utilities businesses were $630 million and $485 million, respectively, compared to $545 million and $434 million, respectively, in 2020. In the current year, Adjusted EBITDA and FFO benefited from a 24% annual inflationary tariff adjustment and the acquisition of an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission business completed in April 2021, as well as capital commissioned into rate base and a recovery to pre-pandemic levels of connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021. While FFO benefited from the aforementioned factors, these benefits were partially offset by an increase in interest expense associated with debt issued to finance the acquisition of an additional 3% interest in our Brazilian regulated gas transmission business and higher interest rates on our variable rate non-recourse borrowings.
Brookfield Infrastructure Corporation     83

2020 vs. 2019
For the year ended December 31, 2020, Adjusted EBITDA and FFO for our utilities businesses were $545 million and $434 million, respectively, compared to $585 million and $462 million, respectively, in 2019. Adjusted EBITDA for the year ended December 31, 2020 benefited from inflation-indexation and capital commissioned into rate base. These benefits were more than offset by lower connections activity at our U.K. regulated distribution business and the impact of foreign exchange. FFO was also impacted by the aforementioned factors but benefited from a decrease in interest expense as a result of lower interest rates on our variable rate non-recourse debt at our Brazilian regulated transmission operation.
Capital Backlog and Capital Expenditures
Capital expenditures completed during the periods provided in the table below consist of organic growth projects at our U.K. regulated distribution business. There have been no material capital expenditures at our company’s Brazilian operations during the periods provided below. Projects include the build-out of last-mile natural gas, electricity, fiber, water, wastewater and district heating connections for the home. The table below summarizes our company’s share of capital backlog, which represents projects that have been awarded or filed with regulators that are expected to occur over the next three years, and the historical capital expenditures for the periods presented related to our existing utility order book and contracted smart meter adoptions:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital backlog, start of period	$365	$466	$551
Additional capital project mandates	343	212	332
Asset sales	(130)	—	—
Less: capital expenditures	(293)	(302)	(334)
Foreign exchange and other	2	(11)	(83)
Capital backlog, end of period	287	365	466
Construction work in progress	287	258	200
Total capital to be commissioned	$574	$623	$666
These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of gas and electricity connections at our U.K. regulated gas distribution business that is expected to be commissioned over the next three years. Our order book currently totals approximately 1.4 million connections. Capital backlog decreased as additional capital project mandates were more than offset by capital expenditures made during the period and the impact of foreign exchange.
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
84        Brookfield Infrastructure Corporation

2021 vs. 2020
For the year ended December 31, 2021, the base management fee under the Master Services Agreement was $45 million, an increase of $15 million compared to the prior year mainly driven by the increase in combined market value of the partnership and our company. Our company also incurred $4 million in other general and administrative expenses during the year.
2020 vs. 2019
For the year ended December 31, 2020, the base management fee under the Master Services Agreement was $30 million, consistent with the year ended December 31, 2019. Our company also incurred $3 million in other general and administrative expenses during the year ended December 31, 2020.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Earnings. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, AFFO and Adjusted Earnings are presented based on our company’s share of results in operations accounted for using the consolidation method whereby we control the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
We provide financial results attributable to our company because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Adjusted Earnings has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the company differently than we do.
The tables below present the results of our company in the format that management uses to make operating decisions and assess performance.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
Brookfield Infrastructure Corporation     85

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
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
•FFO does not include the impact of mark-to-market on hedging items; and
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
86        Brookfield Infrastructure Corporation

We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market on hedging items which indicate a point-in-time approximation of value on items we consider long-term. We also add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Finally, we add back dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the partnership as these items represent the partnership’s investment in our company.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of the asset base. In order to assess the long-term, sustainable operating performance of our company, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures. AFFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. AFFO is therefore unlikely to be comparable to similar measures presented by other issuers and has limitations as an analytical tool.
In addition to FFO and AFFO, we focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Brookfield Infrastructure Corporation     87

We also focus on Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. We also exclude from Adjusted Earnings amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Our company’s exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features and are remeasured to reflect changes in the contractual cash flows associated with the shares based on the NYSE closing price of one unit. We exclude the remeasurement gains or losses as these items are not reflective of the ongoing performance of our underlying operations. Dividends paid on the exchangeable shares of our company, which are presented as interest expense under IFRS, are excluded from Adjusted Earnings as they represent distributions of our company’s earnings to shareholders. Intercompany loans with the partnership represent the partnership’s investment in our company and therefore associated interest and foreign currency translation adjustments are excluded. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income (loss)	$27	$(232)	$570
Add back or deduct the following:
Depreciation and amortization	236	283	308
Deferred income tax expense	171	102	97
Mark-to-market on hedging items and foreign currency revaluation	11	61	(5)
Gain on disposition of subsidiaries(1)	(175)	—	—
Other expenses(2)	74	56	59
Remeasurement of exchangeable and class B shares	447	511	—
Dividends classified as interest expense and interest expense on intercompany loans	147	105	—
Consolidated Funds from Operations	938	886	1,029
FFO attributable to non-controlling interests(3)	(502)	(485)	(597)
FFO	436	401	432
Maintenance capital expenditures	(21)	(13)	(17)
AFFO	$415	$388	$415

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.
88        Brookfield Infrastructure Corporation

All reconciling amounts from net income to FFO presented above are taken directly from the consolidated financial statements, and in the case of “FFO attributable to non-controlling interests”, our company’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements; FFO for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the year ended December 31, 2021, the difference between net income and FFO is predominantly due to depreciation and amortization, remeasurement losses, and FFO attributable to non-controlling interests. Depreciation and amortization expense decreased from the prior year as incremental depreciation on capital expenditures made over the last year and the impact of higher asset values as a result of our revaluation process was more than offset by the sale of our smart meter portfolio in the U.K. In addition, amortization expense decreased as a result of new legislation passed in April 2021 in Brazil, extending the estimated useful life of our intangible assets. The remeasurement losses for the year ended December 31, 2021, were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flows associated with the shares. FFO attributable to non-controlling interests increased relative to the prior year as a result of organic growth partially offset by our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $21 million for the year ended December 31, 2021 (2020: $13 million, 2019: $17 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income (loss)	$27	$(232)	$570
Add back or deduct the following:
Depreciation and amortization	236	283	308
Interest expense	294	214	156
Income tax expense	405	269	272
Mark-to-market on hedging items and foreign currency revaluation	11	61	(5)
Gain on disposition of subsidiaries(1)	(175)	—	—
Other expenses(2)	59	47	44
Remeasurement of exchangeable and class B shares	447	511	—
Consolidated Adjusted EBITDA	1,304	1,153	1,345
Adjusted EBITDA attributable to non-controlling interests(3)	(723)	(641)	(790)
Adjusted EBITDA	$581	$512	$555

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.
Brookfield Infrastructure Corporation     89

All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted EBITDA attributable to non-controlling interests”, our company’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
For the year ended December 31, 2021, the difference between net income and Adjusted EBITDA is predominantly due to interest expense, income tax expense, remeasurement losses, and Adjusted EBITDA attributable to non-controlling interests. Interest expense increased for the year ended December 31, 2021, as a result of an increase in dividends on our exchangeable shares, presented as interest expense, incremental charges associated with debt issued to finance our recent acquisition of an additional 3% interest in our Brazilian regulated gas transmission business and higher interest rates on our variable rate non-recourse borrowings. Income tax expense increased from the prior year as a result of higher taxable income and a non-recurring deferred tax expense recognized due to an increase in the U.K.’s future tax rate, enacted in May 2021. The remeasurement losses for the year ended December 31, 2021, were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flows associated with the shares. Adjusted EBITDA attributable to non-controlling interests increased as a result of organic growth partially offset by our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income (loss)	$27	$(232)	$570
Add back or deduct the following:
Dividends paid on our exchangeable shares presented as interest expense	115	66	—
Interest expense and foreign currency translation adjustments on intercompany loans with the partnership	39	106	—
Remeasurement of exchangeable and class B shares	447	511	—
Consolidated Adjusted Earnings	628	451	570
Adjusted Earnings attributable to non-controlling interests(1)	(395)	(320)	(373)
Adjusted Earnings	$233	$131	$197

(1)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted Earnings attributable to non-controlling interests, our company is able to remove the portion of Adjusted Earnings earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted Earnings attributable to non-controlling interests”, our company’s proportionate share of Adjusted Earnings relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements. Adjusted Earnings for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
90        Brookfield Infrastructure Corporation

For the year ended December 31, 2021, the difference between net income and Adjusted Earnings is predominantly due to remeasurement losses, dividends paid on our exchangeable shares presented as interest expense and Adjusted Earnings attributable to non-controlling interests. The remeasurement losses for the year ended December 31, 2021 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flows associated with the shares. Dividends paid on our exchangeable shares increased primarily as a result of additional exchangeable shares issued during the year. Adjusted Earnings attributable to non-controlling interest increased as a result of organic growth partially offset by our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The following tables reconcile net income (loss), an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to FFO and AFFO, non-IFRS measures.

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$683	$(656)	$27
Add back or deduct the following:
Depreciation and amortization	236	—	236
Deferred income tax expense	171	—	171
Mark-to-market on hedging items and foreign currency revaluation	4	7	11
Gain on disposition of subsidiaries(1)	(175)	—	(175)
Other expenses(2)	68	6	74
Remeasurement of exchangeable and class B shares	—	447	447
Dividends classified as interest expense and interest expense on intercompany loans	—	147	147
Consolidated Funds from Operations	987	(49)	938
FFO attributable to non-controlling interests(3)	(502)	—	(502)
FFO	485	(49)	436
Maintenance capital expenditures	(21)	—	(21)
AFFO	$464	$(49)	$415

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.
Brookfield Infrastructure Corporation     91

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$482	$(714)	$(232)
Add back or deduct the following:
Depreciation and amortization	283	—	283
Deferred income tax expense	102	—	102
Mark-to-market on hedging items and foreign currency revaluation	(4)	65	61
Other expenses(1)	56	—	56
Remeasurement of exchangeable and class B shares	—	511	511
Dividends classified as interest expense and interest expense on intercompany loans	—	105	105
Consolidated Funds from Operations	919	(33)	886
FFO attributable to non-controlling interests(2)	(485)	—	(485)
FFO	434	(33)	401
Maintenance capital expenditures	(13)	—	(13)
AFFO	$421	$(33)	$388

(1)Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$608	$(38)	$570
Add back or deduct the following:
Depreciation and amortization	308	—	308
Deferred income tax expense	97	—	97
Mark-to-market on hedging items and foreign currency revaluation	(13)	8	(5)
Other expenses(1)	59	—	59
Consolidated Funds from Operations	1,059	(30)	1,029
FFO attributable to non-controlling interests(2)	(597)	—	(597)
FFO	462	(30)	432
Maintenance capital expenditures	(17)	—	(17)
AFFO	$445	$(30)	$415

(1)Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.

92        Brookfield Infrastructure Corporation

The following tables reconcile net income (loss), an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to Adjusted EBITDA, a non-IFRS measure.

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$683	$(656)	$27
Add back or deduct the following:
Depreciation and amortization	236	—	236
Interest expense	147	147	294
Income tax expense	405	—	405
Mark-to-market on hedging items and foreign currency revaluation	4	7	11
Gain on disposition of subsidiaries(1)	(175)	—	(175)
Other expenses(2)	53	6	59
Remeasurement of exchangeable and class B shares	—	447	447
Consolidated Adjusted EBITDA	1,353	(49)	1,304
Adjusted EBITDA attributable to non-controlling interests(3)	(723)	—	(723)
Adjusted EBITDA	$630	(49)	$581

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$482	$(714)	$(232)
Add back or deduct the following:
Depreciation and amortization	283	—	283
Interest expense	109	105	214
Income tax expense	269	—	269
Mark-to-market on hedging items and foreign currency revaluation	(4)	65	61
Other expenses(1)	47	—	47
Remeasurement of exchangeable and class B shares	—	511	511
Consolidated Adjusted EBITDA	1,186	(33)	1,153
Adjusted EBITDA attributable to non-controlling interests(2)	(641)	—	(641)
Adjusted EBITDA	$545	$(33)	$512

(1)Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

Brookfield Infrastructure Corporation     93

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$608	$(38)	$570
Add back or deduct the following:
Depreciation and amortization	308	—	308
Interest expense	156	—	156
Income tax expense	272	—	272
Mark-to-market on hedging items and foreign currency revaluation	(13)	8	(5)
Other expenses(1)	44	—	44
Consolidated Adjusted EBITDA	1,375	(30)	1,345
Adjusted EBITDA attributable to non-controlling interests(2)	(790)	—	(790)
Adjusted EBITDA	$585	$(30)	$555

(1)Other expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other expenses excluded from Adjusted EBITDA primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

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
94        Brookfield Infrastructure Corporation

Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
The base management fee attributable to our company was $45 million for the year ended December 31, 2021 (2020: $30 million, 2019: $30 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2021, revenues of less than $1 million were generated (2020: less than $1 million, 2019: $2 million) and $nil expenses were incurred (2020: $nil, 2019: $nil).
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
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2021, $nil (December 31, 2020: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure Corporation     95

Prior to the completion of the special distribution, Canada SubCo, a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by the Co-Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. Subsequent to the special distribution, Canada SubCo guaranteed (i) subordinated debt securities issued by Alberta Finco or Bermuda Holdco on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Canada HoldCo under its commercial paper program.
During the year ended December 31, 2021, our company established a demand deposit receivable of $1,114 million from Brookfield Infrastructure as consideration for exchangeable shares issued during the year. As at December 31, 2021, the balance outstanding was $1,093 million following repayments from Brookfield Infrastructure of $15 million in cash and $1 million in the form of units associated with exchange requests from holders of exchangeable shares and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum.
During the year ended December 31, 2021, our company settled $887 million of loans payable to subsidiaries of Brookfield Infrastructure, of which $547 million was settled in exchange for the issuance of additional exchangeable shares. Our company and Brookfield Infrastructure agreed to settle the residual loans payable balance of $260 million in exchange for an equivalent demand loan payable to Brookfield Infrastructure, bearing interest at a rate of 0.2% per annum. Our company subsequently repaid $129 million of the amount outstanding. Interest incurred on loans payable to Brookfield Infrastructure during the year ended December 31, 2021 was $32 million (2020: $39 million).
As at December 31, 2021, our company had accounts payable of $5 million (2020: $2 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $20 million (2020: $7 million) from subsidiaries of Brookfield Infrastructure.
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million.
From time to time, Brookfield and its related entities may purchase securities offered by our group.
96        Brookfield Infrastructure Corporation

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2021 and 2020.
As of December 31, 2021, we believe that our company’s liquidity is sufficient to meet its present requirements. Our company’s liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2021	December 31, 2020
Cash	$165	$192
Credit facilities	173	280
Drawn amounts	—	(109)
Company liquidity	$338	$363
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As of December 31, 2021, our group’s total liquidity was $5,380 million (2020: $3,469 million), which is sufficient to meet its present requirements, including approximately $0.5 billion deployed as part of the acquisition of an approximate 10% non-controlling interest in AusNet Services Ltd., an Australian regulated utility, during February 2022.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.

Brookfield Infrastructure Corporation     97

On a consolidated basis as of December 31, 2021, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Non-recourse borrowing	7	$—	$1,276	$—	$156	$115	$2,016	$3,563
As of December 31, 2021, our company’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Utilities	8	$—	$557	$—	$124	$92	$1,476	$2,249
Total non-recourse borrowings(1)	8	$—	$557	$—	$124	$92	$1,476	$2,249
Company’s share of cash retained in businesses
Utilities								$165
Total company’s share of cash retained								$165
Net debt
Utilities								$2,084
Total net debt								$2,084
Percentage of total non-recourse borrowings		—%	25%	—%	6%	4%	65%	100%

(1)Represents non-recourse debt to our company as the holders have recourse only to the underlying operations.
We define “debt attributable to our company”, which is a non-IFRS measure, as our company’s share of borrowing obligations relating to our investments in various portfolio businesses. We define “net debt”, which is a non-IFRS measure, as debt attributable to our company, net of our company’s share of cash and cash equivalents. Our company’s share of cash and cash equivalents is calculated as cash and cash equivalents as reported under IFRS less the amounts attributable to non-controlling interests.
Debt attributable to our company and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to our company and net debt has limitations as an analytical tool, including the following:
•Debt attributable to our company and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to our company for all of our portfolio investments; and
•Other companies may calculate debt attributable to the company and net debt differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
98        Brookfield Infrastructure Corporation

Debt attributable to our company and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both measures are expected to provide useful information as to how our company has financed its businesses at the asset-level and provide a view into our return on capital that we invest at a given degree of leverage. The only differences between consolidated debt presented under IFRS and debt attributable to our company are the adjustments to remove the share of debt of consolidated investments not attributable to our company and the impact of deferred financing costs. Management utilizes debt attributable to our company in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned.
Debt attributable to our company can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2021	December 31, 2020
Consolidated debt	$3,556	$3,477
Borrowings attributable to non-controlling interest	(1,314)	(1,228)
Deferred financing costs	7	9
Debt attributable to our company	$2,249	$2,258
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
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Brookfield Infrastructure Corporation     99

Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2021, our company has $nil (December 31, 2020: $nil) foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2021.

US$ MILLIONS	GBP	BRL
Equity Investment—US$	$1,609	$477
FX contracts—US$	—	—
Net unhedged—US$	$1,609	$477
% of equity investment hedged	—%	—%
For additional information, see Note 6, “Fair Value of Financial Instruments”, Note 23, “Derivative Financial Instruments” and Note 24, “Financial Risk Management” in our consolidated financial statements.
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
100        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     101

In addition to the various levels of internal reviews, our company will engage a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges.
Our group has completed reviews at our U.K. and Brazilian operations within the last five years. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.

102        Brookfield Infrastructure Corporation

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Prior to the completion of the special distribution, Canada SubCo fully and unconditionally guaranteed (i) any unsecured debt securities issued by the Co-Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. Subsequent to the special distribution, Canada SubCo guaranteed (i) subordinated debt securities issued by Alberta Finco or Bermuda HoldCo, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Canada HoldCo under its commercial paper program.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2021:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$414	$2	—	$—	$—	$416
Non-recourse borrowing	—	1,276	—	271	2,016	3,563
Financial liabilities	995	—	—	—	—	995
Loans payable to Brookfield Infrastructure	131	—	—	—	—	131
Exchangeable and class B shares	4,466	—	—	—	—	4,466

Interest Expense:
Non-recourse borrowing	98	73	69	126	395	761
Brookfield Infrastructure Corporation     103

In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $64 million per year based on the December 31, 2021 market value of the partnership and our company ($36 million per year based on the December 31, 2020 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2021, 2020, and 2019:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2021	2020	2019
Cash from operating activities	$839	$730	$1,083
Cash from (used by) investing activities	326	(399)	(441)
Cash used by financing activities	(868)	(317)	(514)

2021 vs. 2020
Cash from operating activities
Cash from operating activities totaled $839 million during the year ended December 31, 2021, an increase of $109 million compared to the prior year. Operating cash flows increased primarily due to the benefits of inflation indexation, capital commissioned into rate base and an increase in working capital. These increases were partially offset by the impact of foreign exchange, which reduced our operating cash flows in U.S. dollars by $17 million, an increase in interest expense due to incremental borrowings and a higher interest rate on our variable rate non-recourse borrowings, and an increase in dividends paid on our exchangeable shares, classified as interest expense, due to additional exchangeable shares issued during the period.
Cash from investing activities
Cash from investing activities was $326 million during the year ended December 31, 2021, compared to $399 million used by investing activities in the prior year. The increase was primarily due to proceeds received from the sale of our smart meters business, partially offset by additional investments in long-lived assets and settlement of derivatives at our U.K. regulated distribution business.
104        Brookfield Infrastructure Corporation

Cash used by financing activities
Cash used by financing activities was $868 million during the year ended December 31, 2021, compared to $317 million in 2020. The increase in cash used was primarily due to higher distributions paid to non-controlling interest as a result of the sale of the smart meters business at our U.K. regulated distribution business, capital provided to non-controlling interest in connection with the acquisition of an additional interest in our Brazilian regulated gas transmission business and repayments of intercompany borrowings, partially offset by net proceeds of $128 million received in connection with the issuance of additional exchangeable shares in November 2021.
2020 vs. 2019
Cash from operating activities
Cash from operating activities totaled $730 million during the year ended December 31, 2020, a decrease of $353 million compared to the year ended December 31, 2019. Operating cash flows decreased as the benefits of inflation indexation and capital commissioned into rate base were more than offset by the impact of foreign exchange, which reduced our operating cash flows in U.S dollars by $193 million, interest expense paid on intercompany loans and our exchangeable shares, which are classified as liabilities, and lower connections revenue at our U.K. regulated distribution business.
Cash used by investing activities
Cash used by investing activities was $399 million during the year ended December 31, 2020, compared to $441 million in 2019. The decrease was primarily due to timing of capital investment and fewer new connections and smart meter adoptions at our U.K. regulated distribution business compared to 2019 as a result of government imposed construction restrictions in light of the COVID-19 pandemic.
Cash used by financing activities
Cash used by financing activities was $317 million during the year ended December 31, 2020, compared to $514 million used in 2019. The decrease was primarily due to higher distributions paid to the partnership and non-controlling interest in 2019, partially offset by a decrease in net borrowings of $90 million during the year ended December 31, 2020.

Brookfield Infrastructure Corporation     105

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
Our company’s capital structure is comprised of the following shares:

	As of
	December 31, 2021	December 31, 2020
Exchangeable shares	73,437,513	44,960,449
Class B shares	1	1
Class C shares	1,402,451	1,402,451
In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and BIPC Exchangeable LP Units. Our company issued 26.0 million exchangeable shares in connection with the partnership’s acquisition of IPL and 0.4 million exchangeable shares to satisfy the partnership’s obligation to BIPC Exchange LP unit holders in connection with exchange requests received during the year. In addition, our company issued 2.1 million exchangeable shares under public offerings in the U.S. and Canada in November 2021. As of March 7, 2022, our company’s capital structure comprised of 73,542,625 exchangeable shares. There were no further issuances of class B or class C shares.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2021, our shareholders exchanged approximately 24,366 exchangeable shares for an equal number of units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
During the year ended December 31, 2021, our company declared and paid dividends on our exchangeable shares at a rate of $0.510 per share resulting in total dividends paid of $115 million. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2021, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.

106        Brookfield Infrastructure Corporation

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2021
January 1, 2021 - March 31, 2021	69.47	62.15	20,229,490
April 1, 2021 - June 30, 2021	69.31	63.86	14,539,718
July 1, 2021 - September 30, 2021	73.48	67.26	12,269,581
October 1, 2021 - December 31, 2021	76.99	69.83	15,486,456

2020
January 1, 2020 - March 31, 2020	67.56	35.30	39,585,409
April 1, 2020 - June 30, 2020	59.56	49.07	31,084,436
July 1, 2020 - September 30, 2020	63.95	53.74	20,641,486
October 1, 2020 - December 31, 2020	68.65	56.96	22,740,278

2019
January 1, 2019 - March 31, 2019	50.55	43.10	29,127,353
April 1, 2019 - June 30, 2019	51.91	49.74	22,502,301
July 1, 2019 - September 30, 2019	59.41	51.00	22,378,844
October 1, 2019 - December 31, 2019	63.53	57.30	19,906,261
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2021
January 1, 2021 - March 31, 2021	54.28	49.02	20,409,525
April 1, 2021 - June 30, 2021	55.75	52.66	14,078,541
July 1, 2021 - September 30, 2021	57.97	53.89	14,233,354
October 1, 2021 - December 31, 2021	61.08	55.88	19,439,943

2020
January 1, 2020 - March 31, 2020	50.56	24.36	32,598,382
April 1, 2020 - June 30, 2020	44.59	34.39	33,318,393
July 1, 2020 - September 30, 2020	48.21	39.58	16,722,821
October 1, 2020 - December 31, 2020	52.59	42.82	16,756,129

2019
January 1, 2019 - March 31, 2019	37.63	31.42	19,733,181
April 1, 2019 - June 30, 2019	38.59	36.94	15,302,587
July 1, 2019 - September 30, 2019	44.59	38.81	22,721,853
October 1, 2019 - December 31, 2019	47.35	43.00	16,413,269
Brookfield Infrastructure Corporation     107

5.C    RESEARCH AND DEVELOPMENT
Not applicable.
5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. Our beliefs as to the opportunities for our company to increase cash flows through acquisitions and organic growth are based on assumptions about our company and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See “Forward-Looking Statements” in the forepart of this annual report on Form 20-F.
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
Notwithstanding the benefits for our business, expectations of quantitative tightening and a rising interest rate environment have recently caused significant stock market volatility. This volatility has been most pronounced in the technology sector, where we have seen a large pullback in valuations to start the year. Although we expect our unit price to move with broader market sentiment, we believe the underlying value of our privately owned infrastructure assets will be less impacted. We expect that private buyers of infrastructure assets, especially those for high-quality, de-risked essential infrastructure, take a longer-term view and are less influenced by short-term economic conditions or sentiment.
108        Brookfield Infrastructure Corporation

5.E    CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 9, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Brookfield Infrastructure Corporation     109

ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the board of directors of our company:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	72	Chair	Director
Jeffrey Blidner Toronto, Canada	73	Director	Vice Chairman of Brookfield Asset Management
William Cox (2) Pembroke, Bermuda	59	Director	Business Executive
John Fees(2),(4) Lynchburg, Virginia	64	Director	Non-Executive Chairman of BWXT
Roslyn Kelly(3) London, United Kingdom	49	Director	Senior Managing Director of Mediobanca
John Mullen(2) Sydney, Australia	66	Director	Director, Telstra
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	48	Director	Director
Rajeev Vasudeva London, United Kingdom	62	Director	Senior Advisor of Egon Zehnder

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
110        Brookfield Infrastructure Corporation

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Asset Management, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
William Cox.   William has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
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
Brookfield Infrastructure Corporation     111

John Mullen. John was appointed as a director of our company and the general partner of the partnership, on May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
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
Rajeev Vasudeva.   Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves as a director of our board of directors. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
112        Brookfield Infrastructure Corporation

Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Providers obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 180,000 operating employees and approximately 1,000 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 1,900 individuals within the U.K. and Brazil. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	55	32	27	Chief Executive Officer
David Krant	35	14	10	Chief Financial Officer
Ben Vaughan	49	24	21	Chief Operating Officer
Aaron Kline	42	19	13	Managing Director
Michael Ryan	50	23	12	Managing Director and General Counsel
Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, midstream and data operations. Set forth below is biographical information for Messrs. Pollock, Krant, Vaughan, Kline and Ryan:
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
David Krant. David is a Managing Director of Brookfield Asset Management and Chief Financial Officer of the Service Providers, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at a global public accounting firm. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Brookfield Infrastructure Corporation     113

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

The following is a summary of certain provisions of the Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. The Master Services Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

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
114        Brookfield Infrastructure Corporation

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
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
Brookfield Infrastructure Corporation     115

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
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We reimburse Brookfield Infrastructure for our proportionate share of such fee. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including our company, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The table below sets forth the management fees for the years ended December 31, 2021, 2020 and 2019, respectively, all of which were paid by Holding LP.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Base management fee	$45	$30	$30
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
116        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     117

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
If the Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement” for further details.
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
118        Brookfield Infrastructure Corporation

6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2021, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $125,000 for serving on the board of the general partner of the partnership. The members of the audit committee (other than the chair) received an additional $10,000 per year for serving in such positions. The chair of the audit committee received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), making the audit committee chairperson’s total remuneration for the 2021 fiscal year $160,000. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2021, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $140,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 1,900 individuals within the U.K. and Brazil. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
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
Brookfield Infrastructure Corporation     119

Size, Independence and Composition of the Board of Directors
Our board of directors is currently set at eight directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time-to-time by a resolution of our company’s shareholders and subject to its articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE. Our board mirrors the board of the general partner of the partnership, except that there is one additional non-overlapping board member who assists us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Fees currently serves as the non-overlapping member of our board of directors. Mr. Fees served on the board of directors of the general partner of the partnership since April 22, 2013 and resigned from such board of directors shortly prior to the completion of the special distribution. Until March 31, 2021, if our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Fees will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
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
120        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     121

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

122        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     123

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
6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. Our operating subsidiaries currently employ approximately 1,900 individuals within the U.K. and Brazil. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our business, see Item 6.A “Directors and Senior Management—Our Management.”
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
124        Brookfield Infrastructure Corporation

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

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3)	8,675,193	(3)	11.8%	(3)
FMR LLC(4)	4,795,435	(4)	6.5%	(4)
Blackrock, Inc(5)	3,999,600	(5)	5.4%	(5)

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
(2)The percentages shown are based on 73,437,513 exchangeable shares issued and outstanding as of December 31, 2021.
(3)Brookfield may be deemed to be the beneficial owner of 8,675,193 exchangeable shares. Brookfield holds 7,675,193 of such exchangeable shares through its wholly-owned subsidiaries which include: BIPC Holding LP, BIPC GP Holdings Inc., BIG Holdings L.P., Brookfield Infrastructure Group Limited, BAM Infrastructure Group L.P. and BAM Limited (collectively, the “BAM Subsidiaries”). In addition, BAM Partners Trust (the “BAM Partnership”) may be deemed a beneficial owner of such shares. BAM Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Asset Management. BAM Partnership has the ability to appoint on half of the board of directors of Brookfield Asset Management and, as such, may be deemed to have indirect beneficial ownership of 8,675,193 exchangeable shares. The business address of each of Brookfield Asset Management, BAM Partnership and the BAM Subsidiaries is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3.
(4)Based on schedule 13G filed with the SEC by FMR LLC on February 8, 2022. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.
(5)Based on schedule 13G filed with the SEC by Blackrock, Inc on February 7, 2022. The business address of Blackrock, Inc. is 55 East 52nd Street, New York, New York 10055.
Brookfield Infrastructure holds all of the class B shares, having a 75% voting interest in our company, and class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78% voting interest in our company.
Recent Changes in Unit Ownership
On April 6, 2021, Partners Limited completed the transfer of 85,120 class B limited voting shares of Brookfield Asset Management, representing 100% of such shares, to the BAM Partnership. As a result of this transaction, Partners Limited no longer beneficially owns the exchangeable shares that are directly or indirectly held by Brookfield Asset Management as indicated in the table above.
Record Ownership
As of December 31, 2021, 4,530 of our exchangeable shares were held by 324 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2021, DTC was the holder of record of 30,056,034 exchangeable shares.
Brookfield Infrastructure Corporation     125

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
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
126        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     127

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
Management Services
The Service Providers currently provide to Brookfield Infrastructure and our company management services pursuant to the Master Services Agreement. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”. In addition, Brookfield and its affiliates also provide management services to certain of our group’s operating subsidiaries, including NTS. To the extent that under these or any other arrangements our group is obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter.
Other Services and Arrangements
Brookfield may provide to our company services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See below under Item 7.B “Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.
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
128        Brookfield Infrastructure Corporation

Appointment of Rights Agent; Term
The rights agent has agreed to act as the rights agent for the holders, as a class and not individually, of the exchangeable shares. Pursuant to and subject to the terms and conditions set forth in our articles, a holder of exchangeable shares may request to exchange each exchangeable share, or subject exchangeable share, for one unit per exchangeable share held, subject to adjustment to reflect certain capital events or its cash equivalent (the form of payment to be determined at the election of our group) — see Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events” below. Upon receipt of a notice of exchange, our company shall, within ten (10) business days after the date that the notice of exchange is received by our transfer agent, or the specified exchange date, deliver to the tendering holder of exchangeable shares, such unit or cash amount. Pursuant to the Rights Agreement, Brookfield has agreed that, in the event that, on the applicable specified exchange date with respect to any subject exchangeable shares, (i) our company has not satisfied its obligation under our articles by delivering the unit or cash amount and (ii) the partnership has not, upon its election in its sole and absolute discretion, acquired such subject exchangeable share from the holder thereof and delivered the unit or cash amount, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such subject exchangeable shares for the unit amount or the cash amount. The holders of exchangeable shares have a right to receive the unit amount or the cash amount in such circumstances, which we refer to as the secondary exchange rights.
The secondary exchange rights are a part of the terms of the exchangeable shares and may not be evidenced, transferred or assigned separate or apart from the exchangeable shares.
This Rights Agreement will terminate on March 31, 2025, unless otherwise terminated pursuant to its terms as described below.
Satisfaction of Secondary Exchange Rights
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
Brookfield Infrastructure Corporation     129

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
Receipt of Subject Exchangeable Shares; Withholding
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
Units Record Date
Each former holder of subject exchangeable shares who receives the unit amount will be deemed to have become the owner of the units as of the date upon which such subject exchangeable shares are duly surrendered in accordance with the Rights Agreement.
130        Brookfield Infrastructure Corporation

Collateral Account
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
Brookfield Infrastructure Corporation     131

Registration of Units
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
Termination or Amendment
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
Registration Rights Agreement
Our company, the partnership and Brookfield entered into a registration rights agreement (the “Registration Rights Agreement”) comparable to the registration rights agreement existing between Brookfield and the partnership. Under the Registration Rights Agreement, our company agreed that, upon the request of Brookfield, our company will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of our exchangeable shares held by Brookfield. In the Registration Rights Agreement, we agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.
132        Brookfield Infrastructure Corporation

Incentive Distributions
Brookfield holds an approximate 0.37% interest in Holding LP through special general partner units held by Infrastructure Special LP and also serves as the general partner of the partnership. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the special general partner units. In consideration for serving as the general partner of the partnership and special general partner of Holding LP, Brookfield is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed specified target levels. To the extent distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its special general partner units in additional Redeemable Partnership Units. The above thresholds of $0.203 and $0.22 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.1827 and $0.1980. To the extent that Brookfield Infrastructure or our company pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions. The value of the special distribution was not included in the relevant quarterly incentive distribution calculation.
There was no increase to the base management fee and incentive distribution fees paid by the partnership to the Service Providers in connection with the special distribution. Our company is responsible for reimbursing the partnership or its subsidiaries, as the case may be, for our proportionate share of the base management fee.
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our articles and other arrangements with Brookfield. See Item 6.A “Directors and
Senior Management — Our Master Services Agreement” and Item 6.A “Directors and
Senior Management — Indemnification and Limitations on Liability”.
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
Brookfield Infrastructure Corporation     133

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
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our group’s strategy, and the strategy of our investment activities, and of the Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Infrastructure, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be resolved in the most favorable manner to the interests of Brookfield Infrastructure and/or of Brookfield Accounts in which we invest.
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of our group and Brookfield Accounts in which our group invests, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group or Brookfield Accounts in which our group invests, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, including our conflicts protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
134        Brookfield Infrastructure Corporation

Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which our group invests will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which our group invests, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which our group invests. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which our group invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
Our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our group’s investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts policy, certain conflicts of interest do not require the approval of our company’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our company’s independent directors. By acquiring our exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be resolved in a manner that is favorable to Brookfield Infrastructure, Brookfield Accounts in which we invest or our shareholders or the unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in the offering of the exchangeable shares and the operation of our company.
As described elsewhere herein, our group pursues investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our group’s investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts.

Brookfield Infrastructure Corporation     135

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
Where the investment mandates of our group (or of Brookfield Accounts in which our group invests) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax structuring, compliance, investment-specific, timing and similar considerations). The factors considered by Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely.
136        Brookfield Infrastructure Corporation

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
•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts. In addition, Brookfield’s allocation of investment opportunities could benefit Brookfield in other ways, including increased attractiveness of the units of, and commitments to, other Brookfield Accounts.

Brookfield Infrastructure Corporation     137

•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to our group or a Brookfield Account in which our group is invested exceeds the amount that is advisable or appropriate for our group or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole and absolute discretion, be less than the maximum investment amount permitted by our group’s or the relevant Brookfield Account’s mandates), Brookfield may, in its and absolute sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of our group, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Related-Party Investor, and/or one or more third parties. Our group, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity, our group and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to our group or the relevant Brookfield Account.
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
Brookfield may determine, on behalf of Brookfield Infrastructure, that Brookfield Infrastructure will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign our group’s right to participate in a co-investment opportunity to any other individual or entity.
In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to our group and other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
138        Brookfield Infrastructure Corporation

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
In addition, there is no requirement that any co-investment offered by a Brookfield Account be made or disposed of at the same time or on the same terms for each co-investor. For example, investors may participate in co-investment opportunities at a different time than our group, which will also impact returns realized by such co-investors relative to Brookfield Infrastructure.
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
Certain investors in Brookfield Accounts are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in our group does not entitle any shareholder to allocations of co-investment opportunities (either alongside our group or any other Brookfield Account) and shareholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) and, in certain cases, may bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and, in certain cases, may be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

Brookfield Infrastructure Corporation     139

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
•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or our group will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which our group invests), our group, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, our group or Brookfield Accounts in which our group invests could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to our group and improves the attractiveness of the units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.
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

140        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     141

In addition, Brookfield Infrastructure (or Brookfield Accounts in which we invest) may invest with or alongside (via joint ventures or similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield Client Relationships, which will influence decisions made by Brookfield with respect to such investments, including in connection with governance and control over, and major decisions regarding, the investments.
At all times, Brookfield will act and make decisions on behalf of Brookfield Accounts (including the partnership) that it believes are in the Brookfield Account’s (and the partnership’s) best interests, taking into account all facts and circumstances that it deems relevant, including potential participation by Brookfield Client Relationships in the pursuit or the consummation of certain investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in (a) third-party general partner led recapitalizations of closed-end funds, joint ventures, other investment vehicles, and assets where the third-party general partner maintains the day-to-day responsibility for the assets, (b) limited partner interests in commingled investment vehicles at discount to NAV, (c) co-investments in specific assets alongside the general partner or its managed vehicles at preferential rates, and (d) structured solutions and/or preferred equity plays (collectively, “Secondary Investments”). These Secondary Investments may be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion):
(i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
142        Brookfield Infrastructure Corporation

•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with our group’s or Brookfield Accounts’ in which we invest and conflicts are likely arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.

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
•Advice to Other Brookfield Accounts May Conflict with our Group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Related-Party Investor that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which our group is invested, or that could involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which our group is invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Related-Party Investor could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which our group is invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in our group receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
Brookfield Infrastructure Corporation     143

In making certain decisions with regard to our investments or of Brookfield Accounts in which our group is invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Related-Party Investor, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which our group is invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Related-Party Investor. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from our group and/or Brookfield Accounts in which our group is invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which our group is invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which our group is invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Related-Party Investor may be made without regard to the interests of our group and/or Brookfield Accounts in which our group is invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect our group (directly or indirectly).

144        Brookfield Infrastructure Corporation

Subject to applicable law and our conflicts policy, Brookfield from time to time will cause our group or a Brookfield Account in which our group is invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Related-Party Investor or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Related-Party Investor or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time our group makes debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if our group invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our group, which would present the opposite conflict. In situations where we (or a Brookfield Account in which our group invests) pursue a take‑private, asset purchase or other material transaction with an issuer in which Brookfield, the Related-Party Investor or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Related-Party Investor or the Brookfield Account. In situations where our group’s activities (or the activities of a Brookfield Account in which our group is invested) enhance the profitability of Brookfield, the Related-Party Investor or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Related-Party Investor’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of our group or the Brookfield Account in which our group is invested.
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
Brookfield Infrastructure Corporation     145

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
146        Brookfield Infrastructure Corporation

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that our group is invested in.
Brookfield Infrastructure Corporation     147

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

148        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     149

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
150        Brookfield Infrastructure Corporation

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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Related-Party Investor and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield, the Related-Party Investor or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with our group; (ii) in their discretion, invest alongside our group; (iii) be borrowers of certain investments or lenders in respect of our group; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group, conflicts of interest, including among others those described below, will arise.
Brookfield Infrastructure Corporation     151

Brookfield, the Related-Party Investor and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which our group is invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which our group is invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than our group (or a Brookfield Account in which our group is invested) will be able to when disposing of the applicable investment. Where our group invests alongside Brookfield or another Brookfield Account, our group may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
Brookfield, the Related-Party Investor and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that our group will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Related-Party Investor and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Related-Party Investor and/or other Brookfield Accounts holding interests that are more senior in priority to that of our group (or a Brookfield Account in which our group is invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which our group is invested) could be subordinated to interests of Brookfield, the Related-Party Investor and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which our group is invested). The conflicts between such parties and our group will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which our group is invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Related-Party Investor and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of our group.
152        Brookfield Infrastructure Corporation

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
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Infrastructure, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Infrastructure’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested, our portfolio companies or the unitholders, which may materially and adversely affect Brookfield Infrastructure, the Brookfield Account in which we are invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by Brookfield Infrastructure, Brookfield Account in which we are invested, at a loss of the entire investment. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Infrastructure, a Brookfield Account in which we are invested or an underlying investment to provide services or financing to us, the Brookfield Account in which we are invested or the underlying investment, Brookfield will have the sole right to, through or on behalf of Brookfield Infrastructure, the Brookfield Account in which we are invested or an underlying investment either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Infrastructure thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third-party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
Brookfield Infrastructure Corporation     153

In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, and/or (v) resolution of liabilities in connection with an investment among the accounts. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.
As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, the interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including our group and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group and/or a Brookfield Account in which we are invested has a position. Our group and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of our group and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by our group or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
154        Brookfield Infrastructure Corporation

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Related-Party Investor, our group and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Related-Party Investor, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Related-Party Investor, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Related-Party Investor, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of our board and the board of the partnership’s general partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which our group is invested), on the one hand, and Brookfield, the Related-Party Investor and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Related-Party Investor, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Related-Party Investor, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which our group is invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which our group is invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which our group is invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Related-Party Investor and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

Brookfield Infrastructure Corporation     155

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by our group, a Brookfield Account in which our group is invested and/or portfolio companies. Brookfield Insurance Accounts could also provide financing to parties that purchase investments from a Brookfield Account in which we are invested.
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
156        Brookfield Infrastructure Corporation

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
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which our group is invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
Brookfield Infrastructure Corporation     157

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
158        Brookfield Infrastructure Corporation

•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that our group and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside our group and other Brookfield Accounts.

Brookfield Infrastructure Corporation     159

There is no information barrier between the personnel managing the Related-Party
Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party
Investor’s activities do not materially conflict with or adversely affect the activities of our group’s
(or any other Brookfield Accounts’) and to ensure that our group’s (and other Brookfield
Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
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
160        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     161

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
As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Infrastructure and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by Brookfield Infrastructure and/or Brookfield Accounts that we invest in and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities.

162        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     163

To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our group and/or Brookfield Accounts that our group is invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.

As noted in “Transactions among Portfolio Companies” below, portfolio companies of Brookfield Accounts that our group is invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions among Portfolio Companies”.
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
164        Brookfield Infrastructure Corporation

In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to our group (or a Brookfield Account in which our group is invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which our group is invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of our board’s independent directors or any other consent. See “Transactions among Portfolio Companies” below.
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
Brookfield Infrastructure Corporation     165

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
166        Brookfield Infrastructure Corporation

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

•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including our group and Brookfield Accounts in which we are invested) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to our group and Brookfield Accounts in which we are invested) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance, operations and other similar expenses that relate to Brookfield Accounts (including the expenses of both internal and external legal, tax and compliance personnel). Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain costs and expenses, such as costs and expenses relating to support services performed for the benefit of our group by Brookfield personnel and/or third party service providers, may be aggregated together with similar costs and expenses applicable to other Brookfield Accounts and split among our group and such other Brookfield Accounts in a manner determined by Brookfield, in its sole discretion, to be fair and reasonable (which may include, among other possible methodologies, allocating based on the relative sizes of the relevant Brookfield Accounts). In these cases, such aggregation will result in our group and/or Brookfield Accounts in which we are invested bearing a portion of costs and expenses that relate to services performed for the benefit of other Brookfield Accounts (while such other Brookfield Accounts will bear a portion of costs and expenses that relate to services performed for our group). Any such allocation could result in our group bearing higher portion of such costs and expenses than it would under a different allocation methodology.
Brookfield Infrastructure Corporation     167

Certain expenses are suitable for only our group or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to our group and other Brookfield Accounts despite the fact that such expenses may not directly relate to our group and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit our group (and Brookfield Accounts that our group invests in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation (which may include services by Brookfield personnel and/or third party service providers). Brookfield will allocate such expenses among Brookfield Accounts (including our group) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account. Similarly, expenses that are expected to be borne by a particular investor or a third party may be allocated to a Brookfield Account (including our group) to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account or bespoke reporting or other similar arrangements.
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
168        Brookfield Infrastructure Corporation

•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to our group, Brookfield Accounts in which our group invests and their portfolio companies that would otherwise be provided by independent third parties, including among others lending and loan special servicing; development oversight; development management; investment banking (including participation by Brookfield-affiliated broker-dealers in the underwriting syndicates for securities issuances by Brookfield Accounts or the portfolio companies of Brookfield Accounts); advisory; consulting; entitlement; acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial; the placement and provision of various insurance policies and coverage, including risk retention and/or insurance captives; development, construction and design (including oversight thereof); real estate and property management (and oversight thereof); leasing, power marketing, operational, legal, financial, compliance, tax, back office, environmental, social and governance related services, brokerage, corporate secretarial, accounting, human resources and bank account management, supply or procurement of power and energy; transaction support; fund administration; accounting and reporting (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).

To the extent that Brookfield or a Brookfield Account provides Affiliate Services to our group, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates approved by the Brookfield Account that receives the services pursuant to an Affiliate Services rate schedule (the “Rate Schedule”); (ii) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); (iii) at cost (including an allocable share of internal costs) plus an administrative fee of 15%; or (iv) at any other rates with the approval of our company’s independent directors (for services provided to our group) or of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which our group is invested or a portfolio company thereof).
Our group is currently, and expects to be in the future, engaged to provide certain Affiliate Services to Brookfield Accounts and assets and/or portfolio companies thereof (including Brookfield Accounts in which our group is invested). When our group is engaged to provide Affiliate Services, such services will generally be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee, which is expected to be lower than prevailing arm’s length market rates for the services. This reduced level of compensation earned by our group is and will be offset in part by the corresponding benefit our group will receive as an investor in the Brookfield Accounts receiving the Affiliate Services (i.e., in the form of lower operational costs borne by the Brookfield Accounts).
Brookfield Infrastructure Corporation     169

In furtherance of the foregoing, our group intends to have strategic or operations professionals with established industry expertise advise on a range of activities related to infrastructure investments and assets, including participating in the origination, identification, assessment, pursuit, coordination, underwriting, execution and consummation of infrastructure development opportunities. Such activities give rise to certain conflicts of interests and while such activities are similar to those services provided by other Brookfield Affiliates in their capacity as manager of a Brookfield Account, they otherwise would have been provided by independent third parties in this context. Moreover, while as noted above the compensation payable by the Brookfield Account or applicable investment or asset to our group in respect of the Affiliate Services provided by our group is expected to be lower than prevailing arm’s length market rates, our group will not receive any portion of Brookfield’s management fee for such activities, and Brookfield’s management fee will not be offset as a result of such activities.
For the avoidance of doubt, where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the amount charged or allocated (whether such Affiliate Services are provided in accordance with the Rate Schedule, at the Affiliate Service Rate cost plus an administrative fee, or otherwise) may include (i) a management promote, incentive fee and/or other performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) a pass-through of costs, including (a) compensation for personnel (including salary and incentive compensation), expenses (including human resources, rent and office services, talent acquisition, professional development, travel, professional fees), and other benefits, as reasonably allocated, and (b) including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service and will, in certain cases, be based on estimates made by Brookfield in its sole discretion in good faith). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by our group or Brookfield Accounts in which our group invests) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to our group and Brookfield Accounts in which our group is invested.
Brookfield expects (but will not be obligated) to utilize a number of different methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine the portion of pass-through and other costs to be allocated to one or more Brookfield Accounts and/or their investments in respect of Affiliate Services, including those provided by Brookfield, our group and/or another Brookfield Account. The methodologies utilized for allocating costs will include one or more of the following methodologies as well as other methodologies deemed fair and reasonable by Brookfield over time: (i) the amount of time spent by employees providing such services (including on the basis of estimates and at a blended rate); (ii) the relative size of the assets, portfolio companies and/or potential investments receiving such service; and (iii) the estimated level of effort required to provide a service relative to other services provided by the same employees (for instance, the allocation of costs for employees providing financial reporting services could be allocated based on the estimated level of effort required for audited financial statements versus unaudited financials).
170        Brookfield Infrastructure Corporation

At all times, Brookfield (on behalf of the service provider) will endeavor to make these determinations fairly, reasonably and in an impartial manner. However, there can be no assurance that any determination will accurately reflect the actual value of Affiliate Services provided (including by our group) in any particular situation, or that its own interests won’t influence its determinations, or that a different methodology would not have also been fair and reasonable and that such other methodology would not yield a different result. Moreover, it is possible that a Brookfield Account (including one in which our group is invested) will bear a larger portion of costs than it otherwise would have if Brookfield did not face the conflicts of interest discussed herein. In addition, the methodologies that Brookfield utilizes are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation in the manner in which situations are addressed.
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
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which our group is invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates, cost plus an administrative fee or otherwise in these situations).
Brookfield Infrastructure Corporation     171

If an Affiliate Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, or (vii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is determined by a third party member of the syndicate, or (viii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by our group and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield (or Brookfield Infrastructure) for any Affiliate Service will not be greater (or lower) than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time.
For the avoidance of doubt, fees and allocable share of costs may be charged for Affiliate Services (whether in accordance with the Rate Schedule, Affiliate Service Rates, costs plus an administrative fee, or otherwise) in advance based on estimated budgets (including estimates regarding costs), expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time periods, and to the extent determined by Brookfield to be required or warranted will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments.
172        Brookfield Infrastructure Corporation

In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group and Brookfield Accounts in which our group is invested which do not reduce management fees and are not otherwise shared with our group, shareholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by our group, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our group, shareholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by our group, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from our group, Brookfield Accounts in which our group is invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while our group, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to shareholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause our group, a Brookfield Account in which our group is invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with our group, unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by our group and other Brookfield Accounts. Finally, Brookfield personnel expect to develop industry knowledge and technical expertise from their activities on behalf of our group and Brookfield Accounts, the benefits of which will inure exclusively to Brookfield and its personnel and which will not reduce management fees or expenses.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined above.
From time to time, Brookfield may terminate any Affiliate Services arrangement or contracts related thereto, including those with our group and/or Brookfield Accounts in which we invest (either because we wish to terminate the arrangement or because Brookfield or another Brookfield Account or portfolio company thereof wishes to do so), which may include early termination prior to the expiration of any such arrangement or contract. In such instances, Brookfield will seek to act in the best interests of the Brookfield Accounts (including our group), taking into account the applicable facts and circumstances at such time, including the approach Brookfield would expect to take in similar circumstances with a third party.
Brookfield Infrastructure Corporation     173

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
174        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     175

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
176        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     177

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
178        Brookfield Infrastructure Corporation

Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of our group or a Brookfield Account in which our group is invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our company’s independent directors in the conflicts policy, but will not be subject to approval by the shareholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
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
Brookfield Infrastructure Corporation     179

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
180        Brookfield Infrastructure Corporation

In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to our group, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
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
Historically, certain of these support services have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.
Brookfield Infrastructure Corporation     181

As such, when these support and other services described above are provided, our group will directly, or indirectly through or a Brookfield Account in which our group is invested, reimburse Brookfield for its costs and expenses incurred in providing these support services, (including an allocable share of internal costs) plus an administrative fee, in accordance with clause (iii) of the second paragraph under “Affiliated and Related-Party Services and Transactions” above. As described above, such internal costs will include an allocable portion of the compensation (including incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by our group or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by our group or another Brookfield Account. See “Affiliated and Related-Party Services and Transactions” above for a discussion regarding the allocation of costs among one or more Brookfield Accounts.
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
182        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     183

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
184        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     185

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that our group invests in), spend a portion of their time on matters other than or only tangentially related to our group and the Brookfield Accounts that our group invests in. Their time is also spent on managing investment and other affairs of Brookfield, the Related-Party Investor and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our group and Brookfield Accounts in which our group is invested are responsible for sourcing and executing investments for Brookfield, the Related-Party Investor and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our group and the Brookfield Accounts that our group invests in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our group and Brookfield Accounts in which our group invests), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our group).
•Determinations of Value. Brookfield will value the assets (and liabilities) of our group and of Brookfield Accounts in which our group invests in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our group’s independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including unitholders, analysts, investors and other third parties) may disagree with such valuations. Given the nature of the proposed investment entities, and the significant uncertainty and volatility in the current financial markets due to COVID-19, valuation of assets, especially distressed assets or assets impacted by dislocation, may be difficult. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
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
186        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     187

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
188        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     189

Resolution of Conflicts

•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to our group or a Brookfield Account in which our group is invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts protocol that has been approved by our board’s independent directors. The conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favorable to our group, the shareholders or the unitholders.

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
190        Brookfield Infrastructure Corporation

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
See Item 3.D. “Risk Factors — Risks Relating to Our Relationship with Brookfield — Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our group or the best interests of unitholders and preferred unitholders.”
As noted above, activities and transactions that give rise to potential conflicts of interests between our group, our shareholders and Brookfield Accounts in which our group invests, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts management policies, including a conflicts management policy that has been approved by our company’s independent directors. Conflicts may not be resolved in a manner that is favorable to our group, the shareholders or the unitholders. The conflicts management policy was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our group’s investment activities, our group’s participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of our group by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Brookfield Infrastructure Corporation     191

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

RELATIONSHIP WITH BROOKFIELD INFRASTRUCTURE
Each exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association —Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. Brookfield Infrastructure holds a 75% voting interest in our company through its holding of our class B shares, and owns all of our class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.
192        Brookfield Infrastructure Corporation

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
Credit Support
Canada SubCo, a wholly-owned subsidiary of our company, has guaranteed (i) any unsecured debt securities issued by the Co-Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation, or BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities, (v) any subordinated debt securities issued by Alberta Finco or Bermuda Holdco, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (vi) the obligations of Canada HoldCo under its commercial paper program.
Subscription Agreement
Our company will and has entered into subscription agreements with the partnership from time to time, pursuant to which our company will subscribe for such number of units necessary to satisfy our obligations in respect of requests for exchange made by exchangeable shareholders, as and when they arise, or a redemption of our exchangeable shares by our company, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by our transfer agent, or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Brookfield Infrastructure Corporation     193

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
Promissory Notes and Demand Deposits
As partial consideration for the transfer of our business to our company in connection with the special distribution, our company issued to Brookfield Infrastructure loans payable of approximately $1,042 million in the aggregate pursuant to an interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and an interest bearing promissory note issued by our company in favor of Holding LP. These promissory notes were subsequently assigned to another subsidiary of the partnership.
As partial consideration for exchangeable shares issued during the year, our company established a loan receivable of approximately $1,114 million with Brookfield Infrastructure pursuant to a demand deposit with Canada HoldCo in favor of our company.
Our company and Brookfield Infrastructure agreed to settle the loan payable balance then outstanding under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
Our company may, from time to time, enter into additional lending or borrowing arrangements with Brookfield Infrastructure. As a result, our company may become party to promissory notes and other agreements related to such financing arrangements with Brookfield Infrastructure.
194        Brookfield Infrastructure Corporation

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
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
Brookfield Infrastructure Corporation     195

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
196        Brookfield Infrastructure Corporation

As of the date hereof, approximately 73.4 million exchangeable shares, one class B share, 1.4 million class C shares and no preferred shares are issued and outstanding. Brookfield Infrastructure holds the class B share, having a 75% voting interest in our company, and all of the class C shares, which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield holds, directly and indirectly, approximately 11.8% of our exchangeable shares.
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
Brookfield Infrastructure Corporation     197

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
198        Brookfield Infrastructure Corporation

Notwithstanding the paragraph above, when a notice of exchange has been delivered to us by or on behalf of a tendering holder of exchangeable shares, we will promptly, and in any event, within one (1) business day after receipt thereof, deliver to each of Brookfield and the partnership a written notification of our receipt of such notice of exchange setting forth the identity of the holder of exchangeable shares who wishes to exchange such exchangeable shares and the number of exchangeable shares to be exchanged. The partnership may elect to satisfy our exchange obligation by acquiring all of the tendered exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustments in the event of certain dilutive or other capital events by our company or the partnership as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole election of the partnership). If the partnership elects to satisfy our exchange obligation, it shall, within three (3) business days from the receipt of the holder’s notice of exchange, provide written notice to our transfer agent of its intention to satisfy the exchange obligation and shall satisfy such obligation within ten (10) business days from the date that the notice of exchange is received by our transfer agent by delivering to such holder of exchangeable shares the units or its cash equivalent. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
In the event that a tendering holder of exchangeable shares has not received the number of units or its cash equivalent (the form of payment to be determined by us or the partnership in each of their sole discretion) in satisfaction of the tendered exchangeable shares, then such tendering holder of exchangeable shares will be entitled to receive the equivalent of such cash amount or units amount from Brookfield pursuant to the Rights Agreement until March 31, 2025. In this scenario, the tendered exchangeable shares will be delivered to the rights agent in exchange for the delivery of the equivalent of the cash amount or units amount from a collateral account of Brookfield administered by the rights agent. See Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement” for a further description of the Rights Agreement. Pursuant to the Rights Agreement, the partnership has agreed to indemnify Brookfield, in its capacity as selling security holder, for certain liabilities under applicable securities laws concerning selling security holders, in connection with any units delivered by Brookfield pursuant to the Rights Agreement.
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
Brookfield Infrastructure Corporation     199

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
200        Brookfield Infrastructure Corporation

Upon any such redemption event, the holders of exchangeable shares shall be entitled to receive pursuant to such redemption one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any redemption event, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of all classes and series of preferred shares and any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class C shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) plus all unpaid dividends, if any. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
Brookfield Infrastructure Corporation     201

Automatic Redemption upon Liquidation of the Partnership
Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares will be automatically redeemed by us on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
Notwithstanding the foregoing, upon any such redemption, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) plus all unpaid dividends, if any. The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of the partnership. Unitholders are not entitled to vote on the partnership’s exercise of the overriding call right described in the preceding sentences.
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
202        Brookfield Infrastructure Corporation

BIPC Exchangeable LP Units and the Support and Exchange Agreement
In connection with the acquisition of all of the outstanding common shares of Inter Pipeline by the partnership and its institutional partners in the third and fourth quarter of 2021, Canadian residents had the election to receive a BIPC Exchangeable LP Unit of BIPC Exchange LP, instead of cash, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. The BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of an exchangeable share and are exchangeable, on a one-for-one basis, for exchangeable shares. BIPC Exchangeable LP Units are not transferable, except upon the death of a holder.
Holders of BIPC Exchangeable LP Units are entitled at any time to require the partnership to purchase (directly or indirectly) any or all BIPC Exchangeable LP Units held by them and to receive in exchange one exchangeable share, plus the full amount of all declared and unpaid distributions on the BIPC Exchangeable LP Units and all distributions declared on one exchangeable share that have not yet been declared or paid on the BIPC Exchangeable LP Units (the “BIPC Distribution Amount”), if any.
The partnership has the right, commencing on the tenth anniversary of the date the BIPC Exchangeable LP Units were first issued, being August 20, 2021, to purchase all of the then outstanding BIPC Exchangeable LP Units in exchange for one exchangeable share for each outstanding BIPC Exchangeable LP Unit plus the BIPC Distribution Amount, if any. The final exchange date may be accelerated if certain conditions are met.
Under the support agreement between us, the partnership, BIPC Exchange LP and the other parties thereto (the “Support and Exchange Agreement”), the parties have covenanted that, so long as such BIPC Exchangeable LP Units not owned by the partnership or its subsidiaries are outstanding, among other things: (a) we will not declare or pay any distribution on exchangeable shares unless on the same day BIPC Exchange LP declares or pays, as the case may be, an equivalent distribution on the BIPC Exchangeable LP Units (b) the partnership will take all actions reasonably necessary to ensure that BIPC Exchange LP has sufficient money to pay such distribution; (c) we will take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the BIPC Exchangeable LP Units are the same as those for any corresponding distributions on the exchangeable shares; and (d) the partnership will take all actions reasonably necessary to ensure that the requisite number of our exchangeable shares are delivered to holders of BIPC Exchangeable LP Units in the event of an exchange request by a holder of BIPC Exchangeable LP Units, a liquidation, dissolution or winding up of BIPC Exchange LP or a final exchange of BIPC Exchangeable LP Units, as the case may be.
The Support and Exchange Agreement also provides that, without the prior approval of BIPC Exchange LP and the holders of BIPC Exchangeable LP Units, we will not distribute exchangeable shares or rights to subscribe for exchangeable shares or other property or assets to all or substantially all of holders of exchangeable shares, change any of the rights, privileges or other terms of the exchangeable shares, or change the then outstanding number of exchangeable shares into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the BIPC Exchangeable LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the exchangeable shares, the partnership and BIPC Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of BIPC Exchangeable LP Units to participate in such transaction to the same extent and on an economically equivalent basis as holders of exchangeable shares.
Brookfield Infrastructure Corporation     203

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
Liquidation
Upon any liquidation, dissolution or winding up of our company, subject to the prior rights of holders of all classes and series of preferred shares and after the payment in full of the amount due to the holders of exchangeable shares described under the section entitled “— Exchangeable Shares — Liquidation”, the holders of class B shares shall be entitled to, and in preference to the class C shares, receive one unit per class B share held (subject to adjustment to effect certain capital events as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) or its cash equivalent based on the NYSE closing price on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company).
Redemption by Holder
Holders of class B shares have the right to tender all or a portion of their class B shares for cash for each class B share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) on the date of the request for redemption. Upon receipt of a request for redemption, we will have thirty (30) days to deliver the cash amount to the exchanging holder.
Restrictions on Transfer
The class B shares may only be transferred to the partnership or persons controlled by the partnership.
Class C Shares
The following description of class C shares sets forth certain general terms and provisions of class C shares. This description is in all respects subject to and qualified in its entirety by reference to applicable law and the provisions of the articles.
204        Brookfield Infrastructure Corporation

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
Redemption by Holder
Holders of class C shares have the right to tender all or a portion of their class C shares for cash in an amount for each class C share equal to the NYSE closing price of one unit (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above) on the date of the request for redemption. Upon receipt of a request for redemption, we will have ten (10) days to deliver the cash amount to the exchanging holder.
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
Brookfield Infrastructure Corporation     205

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

206        Brookfield Infrastructure Corporation

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
This section does not include a complete description of all of the differences between the rights of shareholders and unitholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the partnership’s annual report on Form 20-F, the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of our company and the partnership, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available on EDGAR on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

	EXCHANGEABLE SHARES	UNITS
Corporate Governance	Our company is a corporation formed under the laws of the Province of British Columbia. The rights of shareholders are governed by the BCBCA and the company’s articles.	The partnership is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The partnership’s limited partnership agreement provides for the management and control of the partnership by a general partner, the partnership’s general partner.
Brookfield Infrastructure Corporation     207

EXCHANGEABLE SHARES	UNITS
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

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

208        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     209

	EXCHANGEABLE SHARES	UNITS
Size of Board	Our company’s board is set at eight (8) directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for one additional non-overlapping director to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Fees serves as the non-overlapping member of our board of directors. Mr. Fees has served on the board of directors of the general partner of the partnership since April 22, 2013 and resigned from such board of directors prior to the special distribution. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
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
210        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     211

	EXCHANGEABLE SHARES	UNITS
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

212        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     213

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments, Continued	(i) cause the partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the partnership’s general partner has not made the election described below under the section entitled “Qualification”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the partnership’s limited partners.

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

214        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     215

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

To the fullest extent permitted by law, our company will indemnify any present or former director or officer of our company (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred. Our company may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by our company the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by our company within sixty (60) days after the receipt by our company of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).	Under the partnership’s limited partnership agreement, the partnership is required to indemnify to the fullest extent permitted by law the partnership’s general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of the partnership and any other person designated by the partnership’s general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the partnership’s general partner will not constitute a breach of the partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. The partnership’s limited partnership agreement requires the partnership to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The partnership’s general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.
216        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     217

	EXCHANGEABLE SHARES	UNITS
Dividends and Distributions
Pursuant to the articles and subject to the prior rights of holders of all classes and series of preferred shares at the time outstanding having prior rights as to dividends, each exchangeable share will entitle its holder to the exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor determined in accordance with the articles and in effect on the record date of such dividend (which conversion factor is initially one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The record and payment dates for the dividends upon the exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the units.

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

218        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	Shareholders have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

The partnership may elect to satisfy our company’s exchange obligation by acquiring all of the tendered exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.”
N/A.
Brookfield Infrastructure Corporation     219

	EXCHANGEABLE SHARES	UNITS
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

Upon any such redemption event, the shareholders shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

N/A.
220        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     221

	EXCHANGEABLE SHARES	UNITS
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

222        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Liquidation, Continued	Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.
Conversion	The partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A.
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Brookfield Infrastructure Corporation     223

	EXCHANGEABLE SHARES	UNITS
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
224        Brookfield Infrastructure Corporation

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
10.Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
11.Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P. and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
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
15.Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
Brookfield Infrastructure Corporation     225

16.First Supplemental Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
17.Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc., as described under Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — BIPC Exchangeable LP Units and the Support and Exchange Agreement”.
18.Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
19.First Supplemental Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc, Computershare Trust Company of Canada and Computershare Trust Company, N.A., , as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
Copies of the foregoing documents are available on EDGAR on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.
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

226        Brookfield Infrastructure Corporation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership, and disposition of units set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors — Risks Related to Taxation” in the partnership’s most recent annual report. The following discussion is limited as described in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent annual report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of our company, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code. This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to holders of units of the partnership. The actual tax consequences of the ownership and disposition of exchangeable shares will vary depending on your individual circumstances.
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
A “Non-U.S. Holder” is a beneficial owner of exchangeable shares, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
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
Brookfield Infrastructure Corporation     227

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
228        Brookfield Infrastructure Corporation

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

Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares. Subject to the discussion below under the headings “—Exercise of the Partnership Call Right” and “— Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of exchangeable shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as units) received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

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

Brookfield Infrastructure Corporation     229

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

230        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     231

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
If, contrary to the current expectations of the general partner of the partnership, Section 704(c)(1) does not apply as a result of any such subsequent transfers by the partnership or the Holding LP of exchangeable shares transferred by a U.S. Holder for units in an exchange qualifying as tax-free under Section 721(a) of the U.S. Internal Revenue Code, then such U.S. Holder could, nonetheless, be required to recognize part or all of the built-in gain in its exchangeable shares deferred as a result of such exchange under other provisions of the U.S. Internal Revenue Code. Under Section 737 of the U.S. Internal Revenue Code, such U.S. Holder could be required to recognize built-in gain if the partnership were to distribute any property of the partnership other than money (or, in certain circumstances, exchangeable shares) to such former holder of exchangeable shares within seven years of exercise of the partnership call right. Under Section 707(a) of the U.S. Internal Revenue Code, such U.S. Holder could be required to recognize built-in gain if the partnership were to make distributions (other than “operating cash flow distributions”, unless another exception were to apply) to such U.S. Holder within two years of exercise of the partnership call right.
If Section 721(a) of the U.S. Internal Revenue Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and, contrary to the current expectations of the general partner of the partnership, none of the special provisions (including Section 704(c)(1) of the U.S. Internal Revenue Code) described in the two preceding paragraphs applies, then such U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “— Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by such U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefor, increased by such holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in such holder’s particular circumstances and such holder’s holding period in units received in exchange for exchangeable shares.

232        Brookfield Infrastructure Corporation

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
Based on its expected income, assets, and activities, our company does not expect to be a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether our company is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our company’s income and assets from time to time, there can be no assurance that our company will not be considered a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.
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
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If you were to elect to treat your interest in our company as a “qualified electing fund” (“QEF election”) for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
Brookfield Infrastructure Corporation     233

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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of exchangeable shares.
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

234        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     235

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
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE PARTNERSHIP, OUR COMPANY, AND HOLDERS OF EXCHANGEABLE SHARES ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF EXCHANGEABLE SHARES, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF EXCHANGEABLE SHARES SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES.
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder who as beneficial owner, at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BIPC and (ii) holds the exchangeable shares as capital property. Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
236        Brookfield Infrastructure Corporation

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the proposed amendments, and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units or the exchangeable shares (each as defined in the Tax Act), or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BIPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors
This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representation concerning the tax consequences to any particular holder or prospective holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective holders should consult their own tax advisors with respect to an investment in the exchangeable shares having regard to their particular circumstances.

Brookfield Infrastructure Corporation     237

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
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may be entitled to make, or may have already made, the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any exchangeable shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such resident holders to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident holders whose exchangeable shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.
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
In the case of a resident holder that is a “specified financial institution”, taxable dividends received on the exchangeable shares will be deductible in computing its taxable income only if either:
a.the specified financial institution did not acquire the exchangeable shares in the ordinary course of its business; or
b.at the time of receipt of the taxable dividends by the specified financial institution,
(i)the exchangeable shares are listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX); and
(ii)dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by
(A)the specified financial institution; or
(B)the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
238        Brookfield Infrastructure Corporation

Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.
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
Resident holders are urged to consult their own tax advisors as to the availability of a credit against their federal income tax liability or a deduction from income under the Tax Act in the event of any future U.S. federal withholding tax on dividends. For further information in this respect, see Item 10.E “Certain Material U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Ownership and Disposition of Exchangeable Shares”.
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

Brookfield Infrastructure Corporation     239

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
The cost to a resident holder of a unit received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the exchangeable shares will be qualified investments under the Tax Act for a trust governed by a TFSA, RDSP, RRSP, RRIF, RESP, or deferred profit sharing plan.
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BIPC. Generally, any such holder, annuitant or subscriber, as the case may be, will not have a significant interest in BIPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BIPC or of any corporation that is related to BIPC (for purposes of the Tax Act). Holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holder, annuitant or subscriber.

240        Brookfield Infrastructure Corporation

Holders of TFSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such securities will be such a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property” for purposes of such rules in their particular circumstances.
Taxation of Holders Not Resident in Canada
The following portion of the summary is generally applicable to a holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the exchangeable shares in a business carried on in Canada (a “non-resident holder”). Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere.
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
Brookfield Infrastructure Corporation     241

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
The cost to a non-resident holder of a unit received on the exchange of an exchangeable share will equal the fair market value of the exchangeable share for which it was exchanged at the time of the exchange. The adjusted cost base to a non-resident holder of units at any time will be determined by averaging the cost of such units with the adjusted cost base of any other units owned by the non-resident holder as capital property at the time.
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

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
242        Brookfield Infrastructure Corporation

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
Set out below is a summary of how different types of Australian Holders should treat a dividend received from our company.
Brookfield Infrastructure Corporation     243

Australian tax resident individuals
Dividends received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by an amount of any foreign income tax withheld by our company, up to the amount of Australian tax payable.
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
Australian tax resident superannuation funds
Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends of the amount of any foreign income tax withheld by our company on the dividend, up to the amount of Australian tax payable.
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
244        Brookfield Infrastructure Corporation

Where an Australian Holder received one (1) exchangeable share for each nine (9) units held in the partnership in accordance with the special distribution declared by the partnership, the Australian Holder will need to determine the cost base of their exchangeable shares and apply a cost base adjustment to their units. The special distribution declared by the partnership was a distribution of capital for Australian income tax purposes.
The cost base or reduced cost base of the exchangeable shares acquired is made up of a number of elements including the money paid or market value of property given to acquire the shares. That amount should be the market value of the distribution declared by the partnership, that was settled by provision of our company exchangeable shares rather than cash consideration, plus the incidental costs of the special distribution (if any).
The acquisition date for the exchangeable shares for CGT purposes should be the date the exchangeable shares were distributed in accordance with the special distribution.
The cost base or reduced cost base of the Australian Holder’s units should be reduced by the market value of the distribution declared by the partnership.
The market value of the distribution declared by the partnership may be determined by reference to the Toronto Stock Exchange 5-day volume weighted average price (VWAP) ending April 6, 2020 for BIPC of C$50.12 per share.
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
Discount of capital gain
Provided the exchangeable shares that gave rise to the capital gain were held for at least 12 months prior to the occurrence of the CGT event (excluding the date of acquisition), any net capital gain realized by an Australian Holder on those exchangeable shares (e.g. if a sale were to occur) may qualify for discount capital gains tax treatment.
The discount is taken into account after applying any available capital losses against the capital gain eligible for the discount.
Brookfield Infrastructure Corporation     245

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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 6, “Fair Value of Financial Instruments”, Note 23, “Derivative Financial Instruments” and Note 24, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
246        Brookfield Infrastructure Corporation

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Brookfield Infrastructure Corporation     247

Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208), to act as our company’s Independent Registered Public Accounting Firm.
248        Brookfield Infrastructure Corporation

The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2021		2020
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$1,810	97%	$1,252	89%
Audit-related fees(2)	51	3%	151	11%
Tax fees	—	—%	—	—%
All other fees	—	—%	—	—%
Total	$1,861	100%	$1,403	100%

(1)Audit fees relate to annual fees for the audits and interim reviews of our company, including its subsidiaries.
(2)Audit-related fees relate primarily to services pertaining to the filing of our company’s short form base shelf prospectuses and other securities-related matters.
The audit committee of our company pre-approves all audit and audit-related services provided to our company by Deloitte LLP. None of the foregoing services were approved by the audit committee of our company pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2021, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that in the event that exchangeable shares, trade in a price range that does not fully reflect their value, the acquisition of exchangeable shares may represent an attractive use of available funds. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 6,458,157 exchangeable shares. At the close of business on November 19, 2021, there were 73,361,508 exchangeable shares issued and outstanding and 64,581,577 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 37,781 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 151,124 exchangeable shares on the TSX for the six months ended October 31, 2021, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on November 29, 2021 and our normal course issuer bid will terminate on November 28, 2022, or earlier should we complete our repurchases prior to such date.
Brookfield Infrastructure Corporation     249

The price to be paid for our exchangeable shares under the normal course issuer bid will be the market price at the time of purchase. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by our company, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All exchangeable shares acquired by our company under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
In the year ended December 31, 2021, we did not repurchase any of our exchangeable shares.
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
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
250        Brookfield Infrastructure Corporation

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

4.10
Guarantee Indenture, dated as of March 30, 2020, among BIP Investment Corporation, BIPC Holdings Inc. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.4 of our company’s Form 6-K filed on April 2, 2020.

4.11
Guarantee Indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.5 of our company’s Form 6-K filed on April 2, 2020.

Brookfield Infrastructure Corporation     251

4.12
Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.–incorporated by reference from Exhibit 10.10 of our company’s Form 6-K filed on April 2, 2020.

4.13
Voting Agreement, effective as of March 30, 2020, among Brookfield Infrastructure Corporation, BIF III Noronha AIV LLC and BIP Noronha AIV LLC–incorporated by reference from Exhibit 10.11 of our company’s Form 6-K filed on April 2, 2020.

4.14
Indenture dated May 24, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 4.1 to our company’s Form 6 -K filed May 24, 2021.

4.15
First Supplemental Indenture dated May 24, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 4.2 to our company’s Form 6-K filed May 24, 2021.

4.16
Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company, N.A. and Computershare Trust Company of Canada–incorporated by reference to Exhibit 4.1 to our company’s Form 6-K filed January 21, 2022.

4.17
First Supplemental Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company, N.A. and Computershare Trust Company of Canada–incorporated by reference to Exhibit 4.2 to our company’s Form 6-K filed January 21, 2022.

4.18
Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.*

8.1	Significant Subsidiaries of Brookfield Infrastructure Corporation (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Audit Committee Charter of Brookfield Infrastructure Corporation*
15.2
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Corporation into this annual report on Form 20‑F.*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
252        Brookfield Infrastructure Corporation

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure Corporation     253

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 9, 2022	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
254        Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2021
and 2020 and for the years ended December 31, 2021, 2020 and 2019	F-6
F-1 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the “Company") as of December 31, 2021 and 2020, the related consolidated statements of operating results, comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2022 expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

Brookfield Infrastructure Corporation F-2

Revaluation of Property, Plant and Equipment - Refer to Notes 3 and 9 to the financial statements
Critical Audit Matter Description
The Company has elected the revaluation method for all classes of property, plant and equipment, and accordingly measures property, plant and equipment at fair value subsequent to initial recognition on the statement of financial position using a discounted cash flow approach.
While there are several assumptions that are required to determine the fair value of property, plant and equipment, the significant inputs with the highest degree of subjectivity and impact on fair value are the future revenues and operating margins, terminal value multiples and discount rates for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment requires management to make significant assumptions relating to significant inputs of future revenues and operating margins, terminal value multiples and discount rates for certain asset classes of property, plant and equipment, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future revenues and operating margins, terminal value multiples and discount rates for certain classes of property, plant and equipment included the following, among others:
•Evaluated the effectiveness of controls over revaluation, including those over the unobservable estimates of future revenues and operating margins, terminal value multiples and discount rates.
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
March 9, 2022

We have served as the Company’s auditor since 2019.

F-3 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Corporation and subsidiaries (the “Company") as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 9, 2022, expressed an unqualified opinion on those financial statements
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Brookfield Infrastructure Corporation F-4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 9, 2022
F-5 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2021	As of December 31, 2020
Assets
Cash and cash equivalents	6, 7	$469	$192
Accounts receivable and other	6, 8	448	394
Due from Brookfield Infrastructure	22	1,093	—
Current assets		2,010	586
Property, plant and equipment	9	4,803	5,111
Intangible assets	10	2,687	2,948
Goodwill	11	489	528
Financial assets	6	30	27
Other assets	8	15	101
Deferred income tax asset	19	52	43
Total assets		$10,086	$9,344
Liabilities and Equity
Liabilities
Accounts payable and other	12	$605	$505
Non-recourse borrowings	6, 14	—	11
Financial liabilities	6, 13	995	23
Loans payable to Brookfield Infrastructure	22	131	—
Exchangeable and class B shares	6, 13, 18	4,466	2,221
Current liabilities		6,197	2,760
Non-recourse borrowings	6, 14	3,556	3,466
Loans payable to Brookfield Infrastructure	22	—	1,143
Financial liabilities	6, 13	—	1,008
Other liabilities	12	119	96
Deferred income tax liability	19	1,638	1,443
Total liabilities		11,510	9,916
Equity
Brookfield Infrastructure Partners L.P(1)	18	(2,127)	(1,722)
Non-controlling interests	15	703	1,150
Total equity		(1,424)	(572)
Total liabilities and equity		$10,086	$9,344

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

Brookfield Infrastructure Corporation F-6

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2021	2020	2019
Revenues	16	$1,643	$1,430	$1,619
Direct operating costs(1)	9, 10, 17	(526)	(527)	(552)
General and administrative expenses		(49)	(33)	(30)
		1,068	870	1,037
Interest expense		(294)	(214)	(156)
Remeasurement of exchangeable and class B shares	13	(447)	(511)	—
Mark-to-market on hedging items and foreign currency revaluation	6	(11)	(61)	5
Other income (expense)		116	(47)	(44)
Income before income tax		432	37	842
Income tax expense
Current	19	(234)	(167)	(175)
Deferred	19	(171)	(102)	(97)
Net income (loss)		$27	$(232)	$570

Attributable to:
Brookfield Infrastructure Partners L.P.(2)		$(368)	$(552)	$197
Non-controlling interests		395	320	373

(1)During the fourth quarter of 2021, our company reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct operating costs. Prior period amounts were also adjusted to reflect this change, which resulted in an increase in direct operating costs by $283 million and $308 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income (loss).
(2)Net income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details.
(3)Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share. See Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

F-7 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2021	2020	2019
Net income (loss)		$27	$(232)	$570
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	9	134	215	347
Taxes on the above	19	(121)	(67)	(59)
		13	148	288

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(99)	(493)	(59)
Cash flow hedge	6	—	5	5
Taxes on the above items	19	—	(1)	(1)
		(99)	(489)	(55)
Total other comprehensive (loss) income		(86)	(341)	233
Comprehensive (loss) income		$(59)	$(573)	$803

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(373)	$(536)	$442
Non-controlling interests		314	(37)	361

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

Brookfield Infrastructure Corporation F-8

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2021	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)
Net (loss) income	—	(368)	—	—	(368)	395	27
Other comprehensive loss		—	—	(5)	(5)	(81)	(86)
Comprehensive (loss) income	—	(368)	—	(5)	(373)	314	(59)
Distributions to non-controlling interests	—	—	—	—	—	(425)	(425)
Acquisition of non-controlling interests(2)	—	—	—	—	—	(281)	(281)
Other items(2),(3)	—	142	(32)	(142)	(32)	(55)	(87)
Balance as at December 31, 2021	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)

(1)Refer to Note 20, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 5, Acquisition of Businesses for further details.
(3)Refer to Note 4, Disposition of Businesses for further details.

US$ MILLIONS	Combined share capital	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2020	$431	$—	$585	$115	$523	$1,654	$1,623	$3,277
Net (loss) income	—	—	(552)	—	—	(552)	320	(232)
Other comprehensive income (loss)	—		—	—	16	16	(357)	(341)
Comprehensive (loss) income	—	—	(552)	—	16	(536)	(37)	(573)
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(33)	—	—	—	—	(33)	—	(33)
Distributions to non-controlling interests	—	—	—	—	—	—	(436)	(436)
Reorganization(2)	(398)	—	—	(2,462)	—	(2,860)	—	(2,860)
Share issuance	—	53	—	—	—	53	—	53
Balance as at December 31, 2020	$—	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)

(1)Refer to Note 20 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 3(b), Basis of Presentation and Significant Accounting Policies for further details.

F-9 Brookfield Infrastructure Corporation

US$ MILLIONS	Combined share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2019	$681	$388	$115	$278	$1,462	$1,787	$3,249
Net income	—	197	—	—	197	373	570
Other comprehensive income (loss)	—	—	—	245	245	(12)	233
Comprehensive income	—	197	—	245	442	361	803
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(250)	—	—	—	(250)	—	(250)
Distributions to non-controlling interests	—	—	—	—	—	(525)	(525)
Balance as at December 31, 2019	$431	$585	$115	$523	$1,654	$1,623	$3,277

(1)Refer to Note 20 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

Brookfield Infrastructure Corporation F-10

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2021	2020	2019
Operating Activities
Net income (loss)		$27	$(232)	$570
Adjusted for the following items:
Depreciation and amortization expense	9, 10	236	283	308
Mark-to-market on hedging items and other	6	(77)	110	35
Remeasurement of exchangeable and class B shares	13	447	511	—
Deferred income tax expense	19	171	102	97
Changes in non-cash working capital, net	25	35	(44)	73
Cash from operating activities		839	730	1,083

Investing Activities
Disposal of subsidiaries, net of cash disposed	4	817	—	—
Purchase of long-lived assets	9, 10	(417)	(416)	(455)
Disposal of long-lived assets	9, 10	2	17	14
Settlement of foreign exchange and other hedging items	6	(76)	—	—
Cash from (used by) investing activities		326	(399)	(441)

Financing Activities
Exchangeable shares issued, net of costs	6, 18	128	—	—
Distributions to Brookfield Infrastructure Partners L.P.(1)		—	(33)	(250)
Distributions to non-controlling interests		(425)	(436)	(525)
Acquisition of partial interest from non-controlling interest	5	(283)	—	—
Proceeds from non-recourse borrowings	14	377	551	316
Repayment of non-recourse borrowings	14	(211)	(380)	(55)
Repayment from Brookfield Infrastructure	22	15	—	—
Repayment to Brookfield Infrastructure	22	(469)	(19)	—
Cash used by financing activities		(868)	(317)	(514)

Cash and cash equivalents
Change during the year		297	14	128
Impact of foreign exchange on cash		(20)	(26)	(23)
Balance, beginning of year		192	204	99
Balance, end of year		$469	$192	$204

(1)Represents distributions paid to the partnership prior to March 30, 2020. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details. Subsequent to March 30, 2020, dividends paid on our exchangeable shares are presented as interest expense on the Consolidated Statements of Operating Results.

F-11 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following describes the agreements resulting from the special distribution:
i)Exchangeable shares
At any time, holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the exchangeable shares are classified as liabilities.
Our board has the right upon sixty (60) days’ prior written notice to holders of exchangeable shares to redeem all of the then outstanding exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
ii)Class B shares and class C shares
At any time, holders of class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, both class B shares and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”).
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
Further details of the credit agreements with Brookfield Infrastructure are described in Note 22, Related Party Transactions.
F-13 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Further details of the Master Services Agreements are described in Note 22, Related Party Transactions.
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2021	2020	2019	2021	2020	2019
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation(1)	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	28	28	92	90	90

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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
These consolidated financial statements were authorized for issuance by the Board of Directors of our company on March 9, 2022.
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
Subsequent to March 30, 2020, our company is no longer allocated general corporate expenses of the parent company as the functions which they related are now provided through the amended and restated master services agreement dated as of March 13, 2015, among the Service Recipients (as defined therein), Brookfield, the Service Providers (as defined therein) and others, as amended (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
F-15 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less the cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the estimated useful life of the underlying infrastructure with approximately 31 years remaining, on average.
F-19 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
m)Financial Instruments and Hedge Accounting

a)Financial Instrument Classification
Our company classifies cash and cash equivalents and accounts receivable and other as amortized cost. Derivative assets are classified as fair value through profit or loss (“FVTPL”), except for derivatives in certain hedging relationships. Other financial assets are classified as either amortized cost or fair value through other comprehensive income (“FVTOCI”).
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
q)Earnings per Share
Our company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 13, Financial Liabilities, and Note 18, Equity, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.
F-23 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

s)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements are outlined below.
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
b)Financial instruments
Our company’s accounting policies relating to derivative financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting. The significant judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of our company relative to its counterparties; the credit risk of our company and counterparty; estimated future cash flows; and discount rates.

Brookfield Infrastructure Corporation F-24

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
c)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 9, Property Plant and Equipment.
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
e)Impairment of goodwill, intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Other judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization, determination of our operating segment and determination of control.
The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities.
F-25 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
In light of the economic environment, our company has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, our businesses are subject to regulated cash flows with minimal volume risk. Based on the analysis performed for the year ended December 31, 2021, our asset valuations remain largely unaffected by the global pandemic.
NOTE 4.  DISPOSITION OF BUSINESSES

a) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our company received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income (expense) on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our company. Our company’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Equity. Our company’s share of net losses relating to previous foreign exchange movements of $17 million was reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results

NOTE 5.  ACQUISITION OF BUSINESSES

a) Acquisition of additional interest in our Brazilian regulated gas transmission operation
On April 30, 2021, Brookfield Infrastructure, alongside institutional partners (the “NTS consortium”), acquired an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission operation, increasing our company’s ownership of the business to approximately 31%. Total consideration paid was $87 million (NTS consortium total of $283 million), all of which was funded using asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $32 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Equity.

Brookfield Infrastructure Corporation F-26

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 6.  FAIR VALUE OF FINANCIAL INSTRUMENTS
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

F-27 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2021:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$469	$469
Accounts receivable and other (current and non-current)	—	402	402
Financial assets(1)	30	—	30
Due from Brookfield Infrastructure	—	1,093	1,093
Total	$30	$1,964	$1,994

Financial liabilities
Accounts payable and other (current and non-current)	$—	$416	$416
Non-recourse borrowings	—	3,556	3,556
Exchangeable and class B shares(2)	—	4,466	4,466
Financial liabilities(1)	—	995	995
Loans payable to Brookfield Infrastructure	—	131	131
Total	$—	$9,564	$9,564

(1)Derivative instruments which are elected for hedge accounting totaling $30 million are included in financial assets and $nil are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 18, Equity.

Brookfield Infrastructure Corporation F-28

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$192	$192
Accounts receivable and other (current and non-current)	—	427	427
Financial assets(1)	27	—	27
Total	$27	$619	$646

Financial liabilities
Accounts payable and other (current and non-current)	$—	$334	$334
Non-recourse borrowings (current and non-current)	—	3,477	3,477
Exchangeable and class B shares(2)	—	2,221	2,221
Financial liabilities (current and non-current)(1)	69	962	1,031
Loans payable to Brookfield Infrastructure	—	1,143	1,143
Total	$69	$8,137	$8,206

(1)Derivative instruments which are elected for hedge accounting totaling $27 million are included in financial assets and $nil are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 18, Equity.
F-29 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table provides the carrying values and fair values of financial instruments as at December 31, 2021 and December 31, 2020:

	Dec. 31, 2021		Dec. 31, 2020
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$469	$469	$192	$192
Accounts receivable and other	402	402	427	427
Financial assets (current and non-current)	30	30	27	27
Due from Brookfield Infrastructure	1,093	1,093	—	—
Total	$1,994	$1,994	$646	$646

	Dec. 31, 2021		Dec. 31, 2020
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$416	$416	$334	$334
Non-recourse borrowings (current and non-current)(1)	3,556	3,627	3,477	3,723
Exchangeable and class B shares(2)	4,466	4,466	2,221	2,221
Financial liabilities (current and non-current)	995	995	1,031	1,031
Loans payable to Brookfield Infrastructure	131	131	1,143	1,143
Total	$9,564	$9,635	$8,206	$8,452

(1)Non-recourse borrowings are classified under level 2 of the fair value hierarchy. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. For the purpose of the disclosure above, the class C shares have a fair value of $85 million as at December 31, 2021.

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
Brookfield Infrastructure Corporation F-30

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2021, pre-tax net unrealized gains of $nil (2020: $5 million, 2019: $5 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2021, there was a net derivative asset balance of $30 million relating to derivative contracts designated as cash flow hedges (2020: $27 million).
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
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2021	Dec. 31, 2020
Interest rate swaps & other	Level 2(1)
Financial assets		$30	$27
Financial liabilities		—	69

(1)Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
Assets and liabilities measured at fair value on a recurring basis include $30 million (2020: $27 million) of financial assets and $nil (2020: $69 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.

F-31 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 7.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2021	2020
Cash	$43	$8
Cash equivalents(1)	426	184
Total cash and cash equivalents	$469	$192

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 8.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2021	2020
Current:
Accounts receivable(1)	$402	$345
Prepayments & other assets	46	49
Total current	$448	$394

Non-current:
Other assets	$15	$101
Total non-current	$15	$101

(1)Includes $210 million (2020: $185 million) receivable from one customer. Please refer to Note 16 for revenues attributable to this customer.

Brookfield Infrastructure Corporation F-32

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 9.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2020	$3,696	$(567)	$1,368	$4,497
Additions, net of disposals	358	6	—	364
Non-cash additions	6	(3)	—	3
Depreciation expense	—	(131)	—	(131)
Fair value adjustments	—	—	215	215
Net foreign currency exchange differences	137	(24)	50	163
Balance at December 31, 2020	$4,197	$(719)	$1,633	$5,111
Additions, net of disposals	367	10	—	377
Assets held by subsidiaries disposed during the period(1)	(599)	163	(217)	(653)
Non-cash disposals	(1)	(3)	—	(4)
Depreciation expense	—	(128)	—	(128)
Fair value adjustments	—	—	134	134
Net foreign currency exchange differences	(29)	4	(9)	(34)
Balance at December 31, 2021	$3,935	$(673)	$1,541	$4,803

(1)See Note 4, Disposition of Businesses, for additional information.
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
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2021 and 2020. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2021				Dec. 31, 2020
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	7%	20x	10 yrs	Discounted cash flow model	7%	23x	10 yrs
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
F-33 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
At December 31, 2021, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $134 million (2020: $215 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by regulated cash flow. Our local revenues have been predominantly unimpacted to date by the recent changes in the macroeconomic environment as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections added during the year.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $3,464 million as at December 31, 2021 (2020: $3,688 million).
NOTE 10.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Cost	$3,332	$3,527
Accumulated amortization	(645)	(579)
Total	$2,687	$2,948
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Brazilian regulated gas transmission operation	$2,645	$2,903
U.K. regulated distribution operation	42	45
Total	$2,687	$2,948
Our company’s intangible assets are primarily related to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”), at our Brazilian regulated gas transmission operation. Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. Prior to the change in legislation, these intangible assets were amortized over the life of the concession. As a result of the new legislation and the right to operate the pipelines perpetually, the intangible assets are now amortized over the estimated useful life of the underlying infrastructure. This change extended the estimated useful life of these intangible assets by approximately 11 years and reduced amortization expense in the current year by $37 million.
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

Brookfield Infrastructure Corporation F-34

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains as a result of the global pandemic, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2021. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Cost at beginning of the year	$3,527	$4,479
Additions, net of disposals	38	35
Non cash additions	5	—
Foreign currency translation	(238)	(987)
Cost at end of year	$3,332	$3,527

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Accumulated amortization at beginning of year	$(579)	$(543)
Amortization	(108)	(152)
Foreign currency translation	42	116
Accumulated amortization at end of year	$(645)	$(579)
F-35 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 11.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Balance at beginning of the year	$528	$667
Foreign currency translation and other	(39)	(139)
Balance at end of the year	$489	$528
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2021, the carrying amount of each cash generating unit was determined to not exceed its recoverable amount.
Goodwill is allocated to the following cash generating units or group of cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
U.K. regulated distribution operation	$33	$38
Brazilian regulated gas transmission operation	456	490
Total	$489	$528
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 7% to 14%, terminal value multiples of 6x to 20x and discrete cash flow periods from 10 to 20 years.

Brookfield Infrastructure Corporation F-36

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 12.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Current:
Accounts payable	$39	$84
Accrued & other liabilities	413	265
Deferred revenue(1)	153	156
Total current	$605	$505

Non-current:
Deferred revenue(1)	$89	$76
Provisions & other liabilities	30	20
Total non-current	$119	$96

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2021, 63% is estimated to be realized during 2022 and 37% during 2023.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 24, Financial Risk Management.
NOTE 13.  FINANCIAL LIABILITIES

		As of
US$ MILLIONS		Dec. 31, 2021	Dec. 31, 2020
Current:
Inflation swaps		$—	$23
Deferred consideration	(a)	995	—
Total current financial liabilities		$995	$23

Non-current:
Inflation swaps		$—	$46
Deferred consideration	(a)	—	962
Total non-current financial liabilities		$—	$1,008

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

F-37 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2021, our company issued 26.0 million exchangeable shares in connection with the partnership’s acquisition of IPL and 0.4 million exchangeable shares in connection with exchange requests from BIPC Exchange LP unit holders. Upon issuance, the exchangeable shares were recognized at their fair value.
In November 2021, our company issued 2.1 million exchangeable shares at $62.70 per share in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
During the year ended December 31, 2021, our shareholders exchanged approximately 24,366 exchangeable shares for an equal number of units. As at December 31, 2021, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $60.81 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $115 million on its exchangeable shares outstanding during the year ended December 31, 2021 (2020: $66 million, 2019: $nil). Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

Brookfield Infrastructure Corporation F-38

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2020	—	—	$—
Share issuance(1)	46,349,323	1	1,765
Shares exchanged to units	(1,388,874)	—	(55)
Remeasurement of liability	—	—	511
Balance at December 31, 2020	44,960,449	1	$2,221
Share issuance(1)	28,130,103	—	1,776
Share issuance - BIPC Exchangeable LP Unit exchanges	371,327	—	23
Shares exchanged to units	(24,366)	—	(1)
Remeasurement of liability	—	—	447
Balance at December 31, 2021	73,437,513	1	$4,466
(1)     During the year ended December 31, 2021, our company issued 2.1 million shares in exchange for net cash consideration of $128 million. The remaining shares were issued to subsidiaries of the partnership in exchange for non-cash consideration including loans receivable and settlements of loan payable.
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 18, Equity, for further details related to class C shares.
F-39 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 14.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Current	$—	$11
Non-current	3,556	3,466
Total	$3,556	$3,477
Non-recourse borrowings increased by $79 million since December 31, 2020. The increase is attributable to additional net borrowings of $166 million associated with growth initiatives, partially offset by a decrease in foreign denominated debt as the Brazilian real and British pound depreciated relative to the U.S. dollar during the year ended December 31, 2021.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2022	$—
2023	1,276
2024	—
2025	156
2026	115
Thereafter	2,016
Total principal repayments	3,563
Deferred financing costs and other	(7)
Total - Dec. 31, 2021	$3,556
Total - Dec. 31, 2020	$3,477

Brookfield Infrastructure Corporation F-40

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2021	2020
Weighted average interest rates	4%	3%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2021	Local Currency		Dec. 31, 2020	Local Currency
U.S. dollars	$300	USD	300	$300	USD	$300
British pounds	2,043	GBP	1,510	2,174	GBP	1,590
Brazilian real	1,220	BRL	6,807	1,012	BRL	5,260

(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2021	Cash Flows	Foreign Exchange Movement	Dec. 31, 2020
Non-recourse borrowings	3,556	166	(87)	3,477

US$ MILLIONS	Dec. 31, 2020	Cash Flows	Foreign Exchange Movement	Dec. 31, 2019
Non-recourse borrowings	3,477	171	(220)	3,526

NOTE 15.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Financial Position:

	As of December 31, 2021
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$249	$4,961	$316	$3,285	$314	$1,295
Brazilian regulated gas transmission operation	668	3,115	1,278	2,028	389	88
Total	$917	$8,076	$1,594	$5,313	$703	$1,383
F-41 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	As of December 31, 2020
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$181	$5,264	$333	$3,241	$367	$1,504
Brazilian regulated gas transmission operation	405	3,494	203	2,772	783	141
Total	$586	$8,758	$536	$6,013	$1,150	$1,645

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Operating Results:

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$569	$34	$6	$138	$26
Brazilian regulated gas transmission operation	1,074	361	(87)	150	(31)
Total	$1,643	$395	$(81)	$288	$(5)

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$488	$11	$42	$46	$167
Brazilian regulated gas transmission operation	942	309	(399)	116	(152)
Total	$1,430	$320	$(357)	$162	$15

	Year ended December 31, 2019
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$478	$24	$71	$103	$278
Brazilian regulated gas transmission operation	1,141	349	(83)	132	(33)
Total	$1,619	$373	$(12)	$235	$245

Brookfield Infrastructure Corporation F-42

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2021			Year ended December 31, 2020
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
U.K. regulated distribution operation	$273	$344	$(582)	$241	$(372)	$133
Brazilian regulated gas transmission operation	768	(32)	(473)	634	(34)	(588)
Total	$1,041	$312	$(1,055)	$875	$(406)	$(455)

	Cash Flow Activities
	Year ended December 31, 2019
US$ MILLIONS	Operating	Investing	Financing
U.K. regulated distribution operation	$271	$(416)	$147
Brazilian regulated gas transmission operation	839	(21)	(702)
Total	$1,110	$(437)	$(555)
F-43 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 16.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Gas Transmission	$1,074	$942	$1,141
Distribution	374	346	307
Connections	167	118	152
Other	28	24	19
Total	$1,643	$1,430	$1,619
During the year ended December 31, 2021, revenues benefited from inflationary tariff increases and capital commissioned into rate base. These benefits were partially offset by the depreciation of the Brazilian real.
b)Revenues from external customers
The following table disaggregates revenues by geographical region.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Brazil	$1,074	$942	$1,141
United Kingdom	569	488	478
	$1,643	$1,430	$1,619
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2021, revenue generated from this customer was $1,074 million (2020: $942 million, 2019: $1,141 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our company continues to monitor the credit risk of our counterparties in light of the economic impact of COVID-19 but has experienced no issues to date.
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Brazil	$3,115	$3,494
United Kingdom	4,961	5,264
	$8,076	$8,758

Brookfield Infrastructure Corporation F-44

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 17.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2021, 2020 and 2019. Comparative figures have been reclassified to conform to the current period’s presentation:

US$ MILLIONS	2021	2020	2019
Depreciation and amortization	$236	$283	$308
Transportation and distribution	162	145	153
Operations and maintenance	49	39	38
Compensation	44	34	40
Cost of inventory	8	4	—
Other	27	22	13
Total	$526	$527	$552
NOTE 18.  EQUITY
Our company’s equity is comprised of the following shares:

	Class C Shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2020	—	$—
Share issuance	1,402,451	53
Balance at December 31, 2020	1,402,451	$53
Share issuance	—	—
Balance at December 31, 2021	1,402,451	$53
In conjunction with the special distribution, our company issued approximately 46.3 million exchangeable shares, 1 class B share and 1.4 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 13, Financial Liabilities, for further details related to exchangeable and class B shares.
The value of share capital, which relates to the class C shares, is determined based on the opening price of a unit on March 31, 2020, the date of the special distribution.
NOTE 19.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company and its corporate subsidiaries, and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:
F-45 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	As of December 31,
US$ MILLIONS	2021	2020
Deferred income tax assets
Financial instruments and other	$17	$18
Tax losses carried forward	43	34
	$60	$52
Deferred income tax liabilities
Property, plant and equipment	$(1,635)	$(643)
Intangible assets	(11)	(809)
	$(1,646)	$(1,452)
Net deferred income tax liabilities	$(1,586)	$(1,400)
Reflected in the statement of financial position as follows:
Deferred tax assets	$52	$43
Deferred tax liabilities	(1,638)	(1,443)
Net deferred tax liabilities	$(1,586)	$(1,400)
The deferred tax asset related to losses available for carry forward includes $43 million of tax benefits that have been recognized based on projections of future taxable profits.
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2021	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2021
Deferred tax assets related to non-capital losses and capital losses	$34	$9	$—	$—	$—	$43
Deferred tax liabilities related to differences in tax and book basis, net	(1,434)	(180)	(121)	66	40	(1,629)
Net deferred tax liabilities	$(1,400)	$(171)	$(121)	$66	$40	$(1,586)

		Recognized in
US$ MILLIONS	Jan. 1, 2020	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2020
Deferred tax assets related to non-capital losses and capital losses	$31	$2	$—	$1	$—	$34
Deferred tax liabilities related to differences in tax and book basis, net	(1,455)	(104)	(68)	193	—	(1,434)
Net deferred tax liabilities	$(1,424)	$(102)	$(68)	$194	$—	$(1,400)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.

Brookfield Infrastructure Corporation F-46

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The amount of non-capital losses for which no deferred income tax assets have been recognized is approximately $81 million (2020: $11 million). Deferred tax assets not recognized relating to non-capital losses of $3 million will be carried forward indefinitely and $78 million will be carried forward for greater than five years from the reporting date.
F-47 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Tax expense comprises:
Current income tax expense	$234	$167	$175
Deferred income tax expense
Origination and reversal of temporary differences	59	67	89
Change in tax rates or the imposition of new taxes	96	27	—
Deferred tax assets not recognized	16	8	8
Total income tax expense	$405	$269	$272
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$432	$37	$842
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	179	70	267
Change in tax rates and new legislation	96	27	—
International operations subject to different tax rates	(2)	(3)	(3)
Taxable income attributable to non-controlling interests	(4)	(5)	(6)
Portion of gains subject to different tax rates	(37)	—	8
Deferred tax assets not recognized	16	8	8
Foreign exchange	2	17	—
Non-deductible dividends on exchangeable shares	30	18	—
Non-deductible remeasurement adjustments on exchangeable and class B shares	119	136	—
Permanent differences and other	6	1	(2)
Income tax expense recognized in profit or loss	$405	$269	$272
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$121	$67	$59
Cash flow hedges	—	1	1
Total income tax recognized directly in other comprehensive income	$121	$68	$60

Brookfield Infrastructure Corporation F-48

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 20.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$959	$(437)	$1	$523
Other comprehensive income	118	(105)	3	16
Balance at December 31, 2020	$1,077	$(542)	$4	$539
Other comprehensive income	10	(15)	—	(5)
Other items(1)	(142)	—	—	(142)
Balance at December 31, 2021	$945	$(557)	$4	$392

(1)In relation to the disposition of our smart meters business in the U.K., $142 million of accumulated revaluation surplus (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Equity. Refer to Note 4, Disposition of Businesses, for further details.

NOTE 21.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2021, our company had $726 million (2020: $820 million) of commitments outstanding, of which 21% mature in less than one year, 48% between two and five years, and 31% after five years.
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
F-49 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 22.  RELATED PARTY TRANSACTIONS
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
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
The base management fee attributable to our company was $45 million for the year ended December 31, 2021 (2020: $30 million, 2019: $30 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2021, revenues of less than $1 million were generated (2020: less than $1 million, 2019: $2 million) and $nil expenses were incurred (2020: $nil, 2019: $nil).

Brookfield Infrastructure Corporation F-50

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2021, $nil (December 31, 2020: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Prior to the completion of the special distribution, BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. Subsequent to the special distribution, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
During the year ended December 31, 2021, our company established a demand deposit receivable of $1,114 million from Brookfield Infrastructure as consideration for exchangeable shares issued during the year. As at December 31, 2021, the balance outstanding was $1,093 million following repayments from Brookfield Infrastructure of $15 million in cash and $1 million in the form of units associated with exchange requests from holders of exchangeable shares and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum.
F-51 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
During the year ended December 31, 2021, our company settled $887 million of loans payable to subsidiaries of Brookfield Infrastructure, of which $547 million was settled in exchange for the issuance of additional exchangeable shares. Our company and Brookfield Infrastructure agreed to settle the residual loans payable balance of $260 million in exchange for an equivalent demand loan payable to Brookfield Infrastructure, bearing interest at a rate of 0.2% per annum. Our company subsequently repaid $129 million of the amount outstanding. Interest incurred on loans payable to Brookfield Infrastructure during the year ended December 31, 2021 was $32 million (2020: $39 million).
As at December 31, 2021, our company had accounts payable of $5 million (2020: $2 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $20 million (2020: $7 million) from subsidiaries of Brookfield Infrastructure.
On July 29, 2020, Brookfield completed a secondary offering of approximately 5 million exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million.
From time to time, Brookfield and its related entities may purchase securities offered by our group.

NOTE 23.  DERIVATIVE FINANCIAL INSTRUMENTS
Our company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of our company’s derivative positions at December 31, 2021 and 2020 were as follows:

		As of December 31,
US$ MILLIONS	Note	2021	2020
Interest rate swaps and other	(a)	$272	$447
		$272	$447
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2021 and 2020:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2021	Net Change During 2020
Interest rate swaps and other	$—	$—	$—	$9
	$—	$—	$—	$9
(a)Interest Rates
At December 31, 2021, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $272 million (2020: $275 million) and inflation linked swaps having an aggregate notional amount of $nil (2020: $172 million).
Brookfield Infrastructure Corporation F-52

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2021 and the comparative notional amounts at December 31, 2020, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2021				2020
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Inflation rate swaps and other	$—	$—	$—	$—	$172
	$—	$—	$—	$—	$172
Elected for hedge accounting
Interest rate swaps and other	$—	$272	$—	$272	$275
	$—	$272	$—	$272	$275
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2021 and 2020 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2021			2020
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$272	$—	$—	$275	$5	$—
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
F-53 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 24.  FINANCIAL RISK MANAGEMENT
Our company is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2020.
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2021	2020
Non-recourse borrowings	$3,556	$3,477
Cash and cash equivalents	(469)	(192)
Net debt	3,087	3,285
Exchangeable and class B shares	4,466	2,221
Loans payable to Brookfield Infrastructure	131	1,143
Total equity	(1,424)	(572)
Total capital and net debt	$6,260	$6,077
Net debt to capitalization ratio	49%	54%
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

Brookfield Infrastructure Corporation F-54

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2021
US$ MILLIONS
Accounts payable and other liabilities	$414	$2	$—	$—	$416
Non-recourse borrowings	—	1,276	271	2,016	3,563
Financial liabilities	995	—	—	—	995
Exchangeable and class B shares	4,466	—	—	—	4,466
Loans payable to Brookfield Infrastructure	131	—	—	—	131
Interest Expense:
Non-recourse borrowings	98	73	195	395	761

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2020
US$ MILLIONS
Accounts payable and other liabilities	$240	$1	$—	$—	$241
Non-recourse borrowings	12	—	1,601	1,873	3,486
Financial liabilities	23	969	39	—	1,031
Exchangeable and class B shares	2,221	—	—	—	2,221
Loans payable to Brookfield Infrastructure	—	—	61	1,082	1,143
Interest Expense:
Non-recourse borrowings	84	77	191	424	776
Loans payable to Brookfield Infrastructure	52	52	155	217	476

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
F-55 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

	December 31,
	2021		2020		2019
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income (loss)	$1	$(1)	$1	$(1)	$1	$(1)
Other comprehensive income	—	—	—	—	—	—
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

Brookfield Infrastructure Corporation F-56

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The tables below set out our company’s currency exposure at December 31, 2021, 2020 and 2019:

2021
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$249	$668	$917
Non-current assets	4,961	3,115	8,076
	$5,210	$3,783	$8,993
Liabilities:
Current liabilities	$316	$1,278	$1,594
Non-current liabilities	3,285	2,028	5,313
	$3,601	$3,306	$6,907
Non-controlling interest	314	389	703
Net investment attributable to Brookfield Infrastructure	$1,295	$88	$1,383

2020
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$181	$405	$586
Non-current assets	5,264	3,494	8,758
	$5,445	$3,899	$9,344
Liabilities:
Current liabilities	$333	$203	$536
Non-current liabilities	3,241	2,772	6,013
	$3,574	$2,975	$6,549
Non-controlling interest	367	783	1,150
Net investment attributable to Brookfield Infrastructure	$1,504	$141	$1,645

2019
US$ MILLIONS	GBP	BRL	Total
Assets:
Current assets	$159	$435	$594
Non-current assets	4,653	4,606	9,259
	$4,812	$5,041	$9,853
Liabilities:
Current liabilities	$294	$199	$493
Non-current liabilities	2,888	3,195	6,083
	$3,182	$3,394	$6,576
Non-controlling interest	318	1,305	1,623
Net investment attributable to Brookfield Infrastructure	$1,312	$342	$1,654

F-57 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

	Impact on Net Income
	2021		2020		2019
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	(6)	6	(5)	5	10	(10)
USD/BRL	(15)	15	(12)	12	13	(13)

	Impact on Parent Equity
	2021		2020		2019
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	(130)	130	(150)	150	131	(131)
USD/BRL	(9)	9	(14)	14	34	(34)
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
Our company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics other than those described in Note 16, Revenues. Based on our review of key counterparties, we do not have any significant changes in credit losses at this time. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Consolidated Statements of Financial Position.

Brookfield Infrastructure Corporation F-58

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 25.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Interest paid	$261	$222	$161
Income taxes paid	$165	$135	$96
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Accounts receivable	$(91)	$(71)	$(58)
Accounts payable and other	126	27	131
Changes in non-cash working capital, net	$35	$(44)	$73

NOTE 26.  SUBSEQUENT EVENTS
(a)Acquisition of an Australian regulated utility
On February 16, 2022, our company acquired an approximate 10% non-controlling interest in AusNet Services Ltd., an Australian regulated utility, for approximately $0.5 billion.

F-59 Brookfield Infrastructure Corporation