Form 20-F
period 2022-12-31
Brookfield Infrastructure Corp
filed 2023-03-17
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022
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
110,567,671 Class A Exchangeable Subordinate Voting Shares as of December 31, 2022
2 Class B Multiple Voting Share as of December 31, 2022
2,103,677 Class C Non-Voting Shares as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “we”, “us”, “our” and “our company” refer to Brookfield Infrastructure Corporation, including any predecessors thereof, together with all of its subsidiaries. References to “Brookfield Infrastructure” mean the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company) (each as defined below). References to “our group” mean, collectively, our company and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “£” or “GBP” are to pound sterling and all references to “€” or “EUR” are to Euros, and, unless the context suggests otherwise, references to:

•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“Asset Management Company” are to Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management;
•“articles” are to the notice of articles and articles of our company;
•“audit committee” are to the audit committee of our board;
•“BCBCA” are to the Business Corporations Act (British Columbia);
•“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;
•“BIPC” are to Brookfield Infrastructure Corporation;
•“BIPC Exchangeable LP Units” are to the exchangeable units of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”), a subsidiary of the partnership, which were issued in connection with the acquisition by the partnership and its institutional partners of Inter Pipeline Ltd. (“IPL” or “Inter Pipeline”), and which provide holders with economic terms that are substantially equivalent to BIPC exchangeable shares and are exchangeable, on a one-for-one basis, for exchangeable shares;
•“board” are to the board of directors of our company;
•“Brookfield” are to Brookfield Corporation (formerly Brookfield Asset Management Inc.) and any affiliate of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” are to Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” are to Brookfield Asset Management Ltd.;
•“Brookfield Infrastructure” are to the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding our company);
Brookfield Infrastructure Corporation     1

•“Brookfield Infrastructure Holding Entities” are to certain subsidiaries of Holding LP, including Canada HoldCo, through which the partnership holds all of its interest in the Brookfield Infrastructure Operating Entities;
•“Brookfield Infrastructure Operating Entities” are to the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;
•“Brookfield Personnel” are to the partners, members, shareholders, directors, officers and employees of Brookfield;
•“business” are to the infrastructure business of our company, which includes our utilities business through BUUK and our regulated gas transmission business through NTS;
•“BUUK” are to BUUK Infrastructure No 1 Limited;
•“Canada HoldCo” are to Brookfield Infrastructure Holdings (Canada) Inc., an indirect subsidiary of the partnership;
•“Canada SubCo” are to BIPC Holdings Inc, a wholly-owned subsidiary of our company;
•“CDS” are to CDS Clearing and Depository Services Inc.;
•“chair” are to the chairperson of the board;
•“class B shares” are to the class B multiple voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Class B Shares”, and “class B share” means any one of them;
•“class C shares” are to the class C non-voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Class C Shares”, and “class C share” means any one of them;
•“Co-Issuers” are to Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., collectively;
•“code” are to the Code of Business Conduct and Ethics;
•“collateral account” are to the non-interest bearing trust account established by Brookfield or its affiliates to be administered by the rights agent;
•“committees” are to the audit committee and the nominating and governance committee;
•“company” are to Brookfield Infrastructure Corporation;
•“CRA” are to the Canada Revenue Agency;
•“customary rates” are to the same or substantially similar services provided by Brookfield to one or more third parties;
•“DTC” are to the Depository Trust Company;
•“EDGAR” are to the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Enercare” are to Enercare Inc.;
2        Brookfield Infrastructure Corporation

•“ESG” are to environmental, social and governance;
•“Exchange LP” are to Brookfield Infrastructure Partners Exchange L.P.;
•“Exchange LP Units” are to the exchangeable units of Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of the partnership, which were issued in connection with the partnership’s acquisition of an effective 30% interest in Enercare Inc. (“Enercare”), and which provide holders with economic terms that are substantially equivalent to the units and are exchangeable, on a one-for-one basis, for units;
•“exchangeable shares” are to the class A exchangeable subordinate voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Exchangeable Shares”, and “exchangeable share” means any one of them;
•“Exchangeable units” are to, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” are to Brookfield’s ownership in the partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares and BIPC Exchangeable LP Units;
•“group” are to, collectively, our company and Brookfield Infrastructure;
•“GTAs” are to inflation-adjusted gas transportation agreements;
• “Holding LP” are to Brookfield Infrastructure L.P.;
•“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•“Infrastructure Special LP” are to Brookfield Infrastructure Special L.P., a subsidiary of the Asset Management Company, which is the special general partner of the Holding LP;
•“IRS” are to the Internal Revenue Service;
•“LIBOR” are to the London Inter-bank Offered Rate;
•“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions — Relationship with Brookfield - Licensing Agreements”;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of March 13, 2015, as amended on March 31, 2020, among the Service Recipients, Brookfield Corporation, the Service Providers and others;
•“NAREIT” are to the National Association of Real Estate Investment Trusts, Inc.;
•“nominating and governance committee” are to the nominating and governance committee of the board;
•“non-resident holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada”;
•“Non-U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
Brookfield Infrastructure Corporation     3

•“NTS” are to Nova Transportadora do Sudeste S.A.;
•“NTS entities” are to collectively, the entities through which our company holds our interest in NTS;
•“NYSE” are to the New York Stock Exchange;
•“Oaktree” are to Oaktree Capital Group, LLC together with its affiliates;
•“operating performance compensation” are to performance-based compensation;
•the “partnership” are to Brookfield Infrastructure Partners L.P.;
•“pre-approval policy” are to the written policy on auditor independence that our board of directors has adopted;
•“preferred shares” have the meaning ascribed thereto under Item 10.B “Memorandum and Articles of Association”;
•“preferred units” are to the preferred limited partnership units of the partnership;
•“proposed amendments” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
•“PSG” are to Brookfield’s Public Securities Group;
•“RDSP” are to registered disability savings plan;
•“Redeemable Partnership Unit” are to a limited partnership unit of the Holding LP;
•“Registration Rights Agreement” have the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”;
•“Related-Party Investor” have the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties — Investments by the Related-Party Investor”;
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, between, among others, Brookfield Corporation, the partnership and Holding LP;
•“resident holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada”;
•“RESP” are to registered education savings plan;
•“rights agent” are to Wilmington Trust, National Association;
•“Rights Agreement” have the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”;
•“RRIF” are to registered retirement income fund;
•“RRSP” are to registered retirement savings plan;
4        Brookfield Infrastructure Corporation

•“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002 (United States), as amended;
•“SEC” are to the United States Securities and Exchange Commission;
•“SEDAR” are to the System for Electronic Document Analysis and Retrieval at www.sedar.com;
•“Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Corporation that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“shareholder” are to a holder of exchangeable shares;
•“special distribution” are to the special distribution of the partnership to holders of units of one (1) exchangeable share per nine (9) units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”;
•“Tax Act” are to the Income Tax Act (Canada);
•“TFSA” are to tax-free savings account;
• “Treasury Regulations” are to the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code;
•“TSX” are to the Toronto Stock Exchange;
•“U.K.” are to United Kingdom;
•“unitholder” are to a holder of units;
•“units” are to non-voting limited partnership units of the partnership, other than the preferred units;
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“U.S. Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;
•“US HoldCo” are to Brookfield Infrastructure US Holdings I Corporation; and
•“Voting Agreement” have the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Voting Agreements”.

Brookfield Infrastructure Corporation     5

On June 10, 2022, our company completed a three-for-two split of the exchangeable shares (the “BIPC Split”). The BIPC Split was implemented by way of a subdivision whereby shareholders received an additional one-half of a share for each share held. A corresponding three-for-two split of the BIPC Exchangeable LP Units was also completed on June 10, 2022. The partnership completed a concurrent three-for-two split of the units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held.
6        Brookfield Infrastructure Corporation

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

•infrastructure operations may require substantial capital expenditures;

•exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;

•exposure to increased economic regulation and adverse regulatory decisions;

Brookfield Infrastructure Corporation     7

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

8        Brookfield Infrastructure Corporation

•the exchangeable shares can be significantly impacted by the market price of the partnership’s units and the combined business performance of our group as a whole;

•the partnership and the company are holding entities that rely on their subsidiaries to provide the funds necessary to pay their distributions and meet their financial obligations;

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

•changes in tax law and practice;

•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, inflation and volatility in financial markets, as well as variable economic conditions in the markets where we operate;

•adverse changes in currency exchange rates;

•potential unavailability of credit on favorable terms, or at all;

•potential unfavorable changes in government policy and legislation;

•exposure to uninsurable losses and force majeure events;

•labor disruptions and economically unfavorable collective bargaining agreements;
Brookfield Infrastructure Corporation     9

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
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this annual report on Form 20-F, you should carefully consider the disclosure made by Brookfield Infrastructure in its continuous disclosure filings. Copies of the partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

10        Brookfield Infrastructure Corporation

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
We prepare our financial statements in accordance with IFRS. To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and adjusted net income (“Adjusted Net Income”), along with other measures. To measure liquidity, we focus on debt attributable to our company and net debt.

FFO
To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

Brookfield Infrastructure Corporation     11

Adjusted Net Income
We also focus on Adjusted Net Income, previously referred to as Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. We also exclude from Adjusted Net Income amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted Net Income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Net Income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net Income has limitations as an analytical tool. Aside from the change in naming convention from Adjusted Earnings to Adjusted Net Income to appropriately differentiate this non-IFRS measure from “Adjusted Earnings” as disclosed in the partnership’s supplemental information, there have been no changes to the definition, calculation or use of this non-IFRS measure.
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
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income as well as a reconciliation of net income to these performance measures, please see the “Performance Disclosures” and “Reconciliation of Non-IFRS Financial Measures” sections in Item 5 “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations”. For further details regarding our use of debt attributable to our company and net debt, please see the “Liquidity and Capital Resources” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
12        Brookfield Infrastructure Corporation

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
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets;
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements;
•Risks relating to tolling and revenue collection systems.

Brookfield Infrastructure Corporation     13

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

14        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     15

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
16        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     17

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
18        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     19

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
20        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     21

While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide the partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our interest in NTS, the arrangements in place with our consortium partners require that certain actions with respect to our investment in NTS and our influence over its business operations require super majority or greater approval of the consortium, which we cannot carry on our own. As a further example, when our group participates with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which our group does not agree or a management team may take risks or otherwise act in a manner that does not serve our group’s interests. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that our group believes will be created from our group and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
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
22        Brookfield Infrastructure Corporation

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

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Brookfield Infrastructure Corporation     23

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
24        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     25

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
Brookfield is the sole shareholder of the partnership’s general partner and holds, directly and indirectly, approximately 11.8% of our exchangeable shares. In addition, Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which includes subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries, including NTS. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
Brookfield has no obligation to source acquisition opportunities for our group and our group may not have access to all infrastructure acquisitions that Brookfield identifies.
Our ability to grow depends on Brookfield’s ability to identify and present our group with acquisition opportunities. However, Brookfield has no obligation to source acquisition opportunities for our group. In addition, Brookfield has not agreed to commit to our group any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions or transition investments. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:
•there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;
26        Brookfield Infrastructure Corporation

•it is an integral part of Brookfield’s (and our group) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for our group without giving our group an opportunity to participate in them, there is no minimum level of participation to which our group will be entitled;
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
Brookfield Infrastructure Corporation     27

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

28        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     29

In addition, the Service Providers, being subsidiaries of Brookfield, provide management services to us pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure will pay a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of Brookfield Infrastructure. We reimburse Brookfield Infrastructure for our proportionate share of such fee. For purposes of calculating the base management fee, the market value of Brookfield Infrastructure is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units) as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in Holding LP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our company or our shareholders.
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
30        Brookfield Infrastructure Corporation

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
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield Corporation experiences a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of the partnership is an affiliate of Brookfield Corporation, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement” for more details.
Brookfield Infrastructure Corporation     31

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

32        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     33

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
34        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     35

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
36        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     37

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
38        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     39

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
The sale or issuance of a substantial number of our exchangeable shares, the units, other equity securities of our company or the partnership, other securities exchangeable into our exchangeable shares or the units, or the exchange of the BIPC Exchangeable LP Units or the perception that such sales, issuances or exchanges could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. In addition, we may also issue exchangeable shares or other securities as consideration for acquisitions. We cannot predict the effect that future sales or issuances of our exchangeable shares, units, other equity securities, or securities exchangeable into our exchangeable shares or the units would have on the market price of our exchangeable shares or the units. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any securities or the terms on which any such securities may be issued.
40        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     41

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
42        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     43

In general, if the partnership satisfies an exchange request by delivering units to a U.S. Holder pursuant to the partnership’s exercise of the partnership call right, then the U.S. Holder’s exchange of exchangeable shares for units will qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code, unless at the time of such exchange, the partnership (i) is a publicly traded partnership treated as a corporation for U.S. federal income tax purposes or (ii) would be an “investment company” if it were incorporated for purposes of Section 721(b) of the U.S. Internal Revenue Code. In the case described in (i) or (ii) of the preceding sentence, a holder that is a U.S. taxpayer may recognize gain upon the exchange. We understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes. In addition, based on the shareholders’ rights in the event of the liquidation or dissolution of our company (or the partnership) and the terms of the exchangeable shares, which are intended to provide an economic return equivalent to the economic return on the units (including identical distributions), and taking into account the expected relative values of the partnership’s assets and its ratable share of the assets of its subsidiaries for the foreseeable future, we understand that the general partner of the partnership currently expects that a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will not be treated as a transfer to an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. Accordingly, we understand that the general partner of the partnership currently expects a U.S. Holder’s exchange of exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right to qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code. However, no definitive determination can be made as to whether any such future exchange will qualify as tax-free under Section 721(a) of the U.S. Internal Revenue Code, as this will depend on the facts and circumstances at the time of the exchange. Many of these facts and circumstances are not within the control of the partnership, and no assurance can be provided as to the position, if any, taken by the general partner of the partnership with regard to the U.S. federal income tax treatment of any such exchange. Nor can any assurance be given that the IRS will not assert, or that a court would not sustain, a position contrary to any future position taken by the partnership. If Section 721(a) of the U.S. Internal Revenue Code does not apply, then a U.S. Holder who exchanges exchangeable shares for units pursuant to the partnership’s exercise of the partnership call right will be treated as if such holder had sold its exchangeable shares to the partnership in a taxable transaction for cash in an amount equal to the value of the units received.

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
44        Brookfield Infrastructure Corporation

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

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2025, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2025, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2025.
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
Brookfield Infrastructure Corporation     45

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
46        Brookfield Infrastructure Corporation

The demand for services provided by our group’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset. For example, the U.S. economy experienced negative growth during the first two quarters of 2022. Despite rebounding towards the end of 2022, this economic slowdown is expected to continue into 2023. Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports, our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could materially impact the valuation of our exchangeable shares.
In addition, our group may be affected by political uncertainties in the United States and Europe, which may have global repercussions, including in markets where our group currently operates or intends to expand into in the future.
Inflationary pressures could adversely impact our businesses.
Our operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that we operate or invest in have increased significantly in 2022, rising above the target inflation ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
We are subject to risks associated with pandemics, epidemics and other public health emergencies.

Our business could be exposed to effects of pandemics/epidemics (including the emergence and progression of new variants), which could materially adversely impact our operations.

Brookfield Infrastructure Corporation     47

A local, regional, national or international outbreak of a contagious disease, which may be capable of spreading across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control. The ongoing prevalence of such diseases or public health crises, the emergence and progression of new variants and the actions taken in response to such diseases or public health crises by government authorities across various geographies in which we and our businesses operate may interrupt business activities and supply chains, disrupt travel, contribute to significant volatility in the financial markets, impact social conditions and adversely affect local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.

The longer-term economic impacts of the outbreak of a contagious disease or future public health crises will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe strains of such diseases; additional actions that may be taken to contain these diseases such as re-imposing previously lifted measures or putting in place additional restrictions and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

In addition, the potential effects of the outbreak a contagious disease or future public health crises on our employees or the employees of our operating companies or other companies with which we and they do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

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
48        Brookfield Infrastructure Corporation

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
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, our group. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. Our group has revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our group’s financial condition. Continued movements in interest rates could also affect the discount rates used to value our group’s assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our group’s equity value.
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
Brookfield Infrastructure Corporation     49

Risks relating to Russia’s ongoing military conflict with Ukraine
In February 2022, Russian forces invaded Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s invasion and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business. As the war in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.
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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our group’s utility, transport and energy operations, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us our group. For example, in Europe the withdrawal of the U.K. from the European Union and military tensions and conflict in Eastern Europe has contributed to global uncertainty and significant disruptions in the free movement of goods, services, and people which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.

50        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     51

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
52        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     53

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

54        Brookfield Infrastructure Corporation

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
New regulatory initiatives related to ESG and/or changing market perception of our businesses could adversely impact our business.
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

If regulators disagree with our ESG disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.

There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our business model that see us taking a more active approach to certain decarbonization investments could have a similar result. Our business, reputation and the market price of the exchangeable shares or units could be adversely affected by any such changes in investor sentiment.

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
Brookfield Infrastructure Corporation     55

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company was established on August 30, 2019 by Brookfield Infrastructure to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure and we became a separately-traded public company upon completion of the special distribution in March 2020. Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As of December 31, 2022, our operations consisted principally of the ownership and operation of regulated gas transmission systems in Brazil and of regulated distribution operations in the U.K. as well as a non-controlling interest in an Australian regulated utility. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
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
56        Brookfield Infrastructure Corporation

On February 1, 2023, the board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized). Distributions have grown at a compound annual growth rate of 8% over the last 10 years.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on February 1, 2023, our board approved a quarterly dividend of $0.3825 per exchangeable share (or $1.53 per exchangeable share annualized), starting with the dividend to be paid in March 2023.
Currently, the Service Providers, which are subsidiaries of Brookfield, provide certain management, administrative and advisory services to Brookfield Infrastructure for a fee pursuant to the Master Services Agreement. Our company is also externally managed by the Service Providers. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”.
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
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.

Brookfield Infrastructure Corporation     57

2022 Developments.
On February 16, 2022, our company acquired an approximate 8% non-controlling interest in AusNet Services Ltd., an Australian regulated utility, for total consideration of approximately $0.5 billion.
On June 10, 2022, our group completed a three-for-two split of partnership units, Exchangeable units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
As of December 31, 2022, Brookfield holds approximately 11.8% of the issued and outstanding exchangeable shares of our company and holds an approximate 3.0% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company.

2021 Developments
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
On November 17, 2021, our company issued 3,210,037 exchangeable shares for gross proceeds of approximately $134 million (approximately $128 million net of issuance costs) in public offerings in the United States and Canada.
Immediately following the issuances, Brookfield held approximately 11.8% of the issued and outstanding exchangeable shares of our company and an approximate 3.0% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure held an approximate 78.0% voting interest in our company.

2020 Developments
On July 29, 2020, Brookfield completed a secondary offering of approximately 8 million exchangeable shares, inclusive of the over-allotment option. Immediately following the offering, Brookfield held approximately 19.3% of the issued and outstanding exchangeable shares of our company and held an approximate 4.8% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure held an approximate 79.8% voting interest in our company immediately following the secondary offering.

58        Brookfield Infrastructure Corporation

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owner and operators. As of December 31, 2022, we own interests in a regulated gas and electricity business in the U.K., a regulated natural gas transmission business in Brazil and a regulated utility in Australia. Virtually all of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
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
Our operations are comprised of the following:
•Approximately 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 4.3 million gas and electricity connections in the U.K.
•Approximately 60,000 kilometers of operational electricity transmission and distribution lines in Australia
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B “Liquidity and Capital Resources— Capital Backlog and Capital Expenditures”.

Brookfield Infrastructure Corporation     59

Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 7 years. These assets operate under perpetual authorizations.
Strategic Position
Our regulated gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, with 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 7 years.
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
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.3 million connections.
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
60        Brookfield Infrastructure Corporation

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
Australia
Our Australian regulated utility is primarily comprised of approximately 7,000 kilometers of electricity transmission lines and 53,000 kilometers of electricity distribution lines across the state of Victoria. The business operates under a regulatory framework and long term unregulated contracts. The business also owns a regulated gas distribution business that comprises approximately 10% of its revenues.
Strategic Position
Approximately 80% of our revenues in Australia are earned from our regulated electricity transmission and distribution networks in Victoria. The electricity transmission network supplies approximately 6.6 million people and the electricity distribution network supplies approximately 800,000 residential and business customers. The regulated gas distribution network is one of three in Victoria and supplies approximately 780,000 customers.
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
Growth Opportunities
We believe our Australian regulated utility is well positioned to capture a high proportion of the Victorian unregulated electricity transmission market, and benefit from the decarbonization and renewable energy targets of Victoria’s economy in light of the state’s net zero carbon emissions target by 2050. In order to achieve the state’s net zero targets, a significant amount of capital investment will be required to electrify the existing network and we believe we are well positioned to participate in this expansion.
Brookfield Infrastructure Corporation     61

Our Growth Strategy
Our group’s vision is to be a leading owner and operator of high-quality infrastructure assets. We seek to grow by deploying our group’s operations-oriented approach to enhance value and by leveraging our group’s relationship with Brookfield to pursue acquisitions. To execute our group’s strategy, we seek to:
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
62        Brookfield Infrastructure Corporation

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
Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Infrastructure and our company or for their benefit under our Master Services Agreement. For a discussion of the individuals that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 2,300 individuals within the U.K. and Brazil.
Environmental, Social and Governance (“ESG”) Management
Grounded in our group’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our investment and asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term, creating value for unitholders and shareholders.
ESG management is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement and alignment in the implementation of our ESG program:
•Board of Directors: Our Board of Directors oversee strategy and priorities, monitor the performance of our portfolio companies, and approve global policies. Our group’s Board of Directors has ultimate oversight of our ESG strategy and receive regular updates on ESG initiatives throughout the year. The Board discusses our group’s approach to ESG matters within its business activities on a quarterly basis.
•Executive Management: Our executive management team is responsible for determining, implementing and overseeing company-wide strategy.
•ESG Asset Management: Our asset management team includes personnel with ESG specific expertise who are responsible for implementing ESG strategy. This group is led by our Chief Risk Officer & Head of ESG.
Brookfield Infrastructure Corporation     63

•Portfolio Company CEO: The CEO of each portfolio company is responsible for the preparation and implementation of an ESG strategy and five-year plan aligned with our ESG priorities and principles.
The diverse nature of this group, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Our group’s ESG program is additionally overseen by the Governance and Nominating Committee of Brookfield Corporation, which receives regular updates on ESG initiatives throughout the year from each business group.

2022 Highlights
In 2022, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions across our investments where we have financial control, and when possible, align our disclosures with recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”). We have made progress in a number of areas:
•Emissions Reporting and Measurement: We maintained our attention on the measurement and reporting of GHG emissions, as well as other relevant environmental metrics, by delivering environmental KPI training, tailored to each individual sector and asset type, across our portfolio companies. This training will enhance disclosure across our portfolio and provide us with insights on how to improve our collection, analysis and reporting processes going forward.
•Net Zero Asset Managers (“NZAM”) Commitment: To further progress our commitment to support the transition to a net zero carbon economy, Brookfield Corporation submitted its 2030 net zero interim target, setting its commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of assets under management (“AUM”) from a 2020 base-line year. Brookfield has submitted its NZAM interim progress report to the CDP which outlines Brookfield’s implementation of its commitment and progress towards its goal of net-zero GHG emissions by 2050 or sooner. The report is publicly available on the Brookfield website.
•Portfolio Company Engagement: We engaged with all of our businesses to identify emission reductions initiatives that are in place and obtained several examples of current industry-leading technologies being implemented. Beyond current state, our businesses are exploring future-looking technologies that can solidify their role in a lower-carbon future, while also creating value for investors. Some of the key trends noted across our portfolio include electrification, carbon capture technologies, hydrogen and general upgrades made through capital deployment.
•Climate Risk & Opportunities: We continue to monitor our alignment with leading frameworks such as the Sustainability Accounting Standards Board (SASB) guidance and the TCFD to confirm that best practices are incorporated throughout our due diligence process and ownership period of our portfolio companies. We are finalizing a portfolio company screening-level scenario analysis with a third-party consultant in line with the TCFD implementation roadmap we developed in 2020. This enabled us to better understand our physical and transition risks faced by our portfolio companies. The results reaffirmed the resiliency of our assets and will allow us to enhance our strategy for climate change mitigation. Expanding on the above, we have engaged a consultant to expand on our screening-level scenario analysis to perform a deep dive on select assets; we will leverage these learnings across our portfolio during 2023.
64        Brookfield Infrastructure Corporation

As part of Brookfield’s ongoing social initiatives, we have focused on ensuring we have the widest funnel to attract the most talented and driven individuals across the countries we operate in. As we have done throughout our organization’s history, we continue to emphasize a merit based culture that provides opportunities for all highly motivated employees to develop the necessary skills to be successful in their careers at Brookfield. In 2022, we updated our annual ESG metrics with a more robust approach to diversity that will provide better insight into the demographics of our portfolio company workforce and diversity in positions of influence. Where possible, based on our ownership, we have increased gender diversity on our portfolio companies’ board of directors, seeking to have female representation on the board of each of our portfolio companies. Further progress on our diversity, equity and inclusion initiatives are included within Brookfield Corporation’s 2022 ESG Report, which can be found on their website.
We have also continued to enhance our governance processes through ongoing engagement with leading ESG framework organizations to ensure our reporting and protocols are aligned with evolving best practices. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our ESG program. This year, to reinforce our commitment to conducting business in an ethical manner, we formally expanded our approach to protecting human rights in our supply chain through the implementation of enhanced policies and procedures.
The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.
Our group’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.
Our group’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:
•We believe our 2022 acquisition of our Australian regulated utility business, AusNet, is making a meaningful impact on Australia’s power grid through work in the state of Victoria. AusNet is currently working to deliver a critical upgrade to the Victoria transmission network through the buildout of 200km of new transmission lines under the “Western Renewable Link” project. This project is expected to contribute to the transition from coal to sustainable, affordable and reliable renewable energy by connecting large scale wind and solar in the west of Victoria to power more than half a million homes. AusNet is working with surrounding local communities on the project to understand priority needs and establish a mutually beneficial relationship. This includes developing a framework to include a community fund and making in-kind contributions to community energy projects. Alongside this build out of transmission lines to connect renewable energy, AusNet is working to support the Australian government’s 2030 renewable energy target and 2050 net-zero target through initiatives such as their partnership with the “Victorian Big Battery” network to develop Australia’s largest battery for energy storage at 300MW which will increase energy security in the surrounding area.
Brookfield Infrastructure Corporation     65

•Our UK regulated distribution operator, BUUK, has expanded from being a natural gas utility to covering four sectors: electricity, district energy, water and wastewater, and fiber to the home. Their district heating portfolio continues to grow, saving ~5,000 tCO2 annually, delivering ~20% savings in carbon emissions. They are currently exploring the conversion to low carbon technologies in support of the UK Government’s 2050 Net Zero commitment by: repurposing gas networks to hydrogen and zero carbon bio-gas, with conversion trials in progress; supporting electric powered energy centers to deliver net zero emissions in line with the decarbonization of the UK grid; and investigating the use of electric heat pumps and waste heat on their networks to further reduce emissions.
Overview of ESG & the Investment Process
Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. In 2022, we developed a global ESG Policy that formalizes our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. These principles are reviewed annually and updated on an as-needed basis by our executive management, who are responsible for determining, implementing and overseeing company-wide ESG strategy. Any changes must be approved by our Board of Directors. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net zero greenhouse gas emissions by 2050 or sooner
•Ensure the well-being and safety of employees
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
◦Foster a positive work environment based on meritocracy, valuing diversity and zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
ESG management is embedded throughout our group’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our operating expertise and Brookfield’s ESG Due Diligence Guidelines, which integrates guidance by the SASB, to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
66        Brookfield Infrastructure Corporation

To ensure ESG considerations are fully integrated in the due diligence phase, our investment team outlines the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. Tailored integration plans are created by those teams to ensure any material ESG-related risks identified during diligence are prioritized. This is consistent with our overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities. Given the size of our portfolio, our businesses execute a significant number of ESG initiatives on an annual basis.
The above initiatives and our continued ESG practices are highlighted within our group’s annual ESG Report, which can be accessed on the Responsibility section of our website. We believe our report exemplifies the continued progress we are making in elevating our ESG initiatives, as well as the related commitment to transparency.
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
Brookfield Infrastructure Corporation     67

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
In addition to the above practices, many of Brookfield Infrastructure’s directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and the board of directors of our company are composed of directors residing in Canada, Bermuda, Mexico, Australia, the U.K. and the United States who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our group’s subsidiaries in Brazil and elsewhere in the world.
68        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     69

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
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
(4)The Service Providers provide services to Brookfield Infrastructure pursuant to a master services agreement. The Service Providers are subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
(5)Brookfield has provided an aggregate of $20 million of working capital to these holding entities through a subscription for preferred shares.
(6)Holders of the class B shares hold a 75% voting interest in our company. The class C shares are non-voting.
(7)Holders of the exchangeable shares hold a 25% voting interest in our company.
(8)As of December 31, 2022, Brookfield and its affiliates own approximately 11.8% of the issued and outstanding exchangeable shares in our company and the remaining approximate 88.2% is held by public investors.
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

70        Brookfield Infrastructure Corporation

Brookfield and the Service Providers
Brookfield’s economic interest in the partnership is approximately 27.1% on a fully-exchanged basis.
The partnership and the other Service Recipients, including our company, have each appointed affiliates of Brookfield Corporation as their Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services provided to Brookfield Infrastructure by the Service Providers.
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
Brookfield Asset Management is a leading global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield has approximately 1,200 investment professionals and 195,000 operating employees in more than 30 countries around the world. Our operating subsidiaries currently employ approximately 2,300 individuals within the U.K. and Brazil. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
Brookfield Infrastructure Corporation     71

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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. This MD&A is dated March 17, 2023.

72        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     73

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
74        Brookfield Infrastructure Corporation

Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution paid in March 2023. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.3825 per exchangeable share (or $1.53 per exchangeable share annualized), starting with the dividend to be paid in March 2023 (2021: $0.36 per exchangeable share (or $1.44 per exchangeable share annualized), 2020: $0.34 per exchangeable share (or $1.36 per exchangeable share annualized)).
On June 10, 2022, our group completed a three-for-two split of partnership units, Exchangeable units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
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

Brookfield Infrastructure Corporation     75

5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2022, 2021 and 2020:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2022	2021	2020
Revenues	$1,886	$1,643	$1,430
Direct operating costs	(542)	(526)	(527)
General and administrative expenses	(69)	(49)	(33)
Interest expense	(544)	(294)	(214)
Share of earnings from investments in associates	4	—	—
Mark-to-market on hedging items and foreign currency revaluation	49	(11)	(61)
Remeasurement of exchangeable and class B shares	1,058	(447)	(511)
Other income (expense)	39	116	(47)
Income tax expense	(262)	(405)	(269)
Net income (loss)	1,619	27	(232)
Net income (loss) attributable to the partnership	1,094	(368)	(552)

2022 vs. 2021
For the year ended December 31, 2022, our company reported net income of $1,619 million, of which $1,094 million was attributable to the partnership. This compared to a net income of $27 million for the year ended December 31, 2021, of which a loss of $368 million was attributable to the partnership. Net income for the current year benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. Revaluation gains of $1,058 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. This compares to revaluation losses of $447 million for the year-ended December 31, 2021, which resulted in a net loss attributable to the partnership. Net income in the prior year also included a gain recognized on the sale of the smart meter portfolio at our U.K. regulated distribution business.
Total revenues increased by $243 million relative to the prior year. Underlying gas transmission revenues in Brazil increased by $183 million due to inflation-indexation while higher average foreign exchange rates of the Brazilian real during the current year further increased our revenues in U.S. dollars by $57 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $41 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $24 million compared to the prior year. These positive factors were offset by the depreciation of the British pound which reduced our revenues in U.S. dollars by $66 million.
76        Brookfield Infrastructure Corporation

Direct operating costs for the year-ended December 31, 2022 were $542 million, an increase of $16 million compared to the prior year. Increased costs due to inflation and organic growth were partially offset by a decrease in depreciation expense associated with the sale of our smart meter business in the U.K. in May 2021, the impact of foreign exchange and a new legislation passed in 2021 in Brazil. The new legislation resulted in an extension of the useful life of our intangible assets, thereby reducing annual amortization expense.
General and administrative expenses totaled $69 million for the year ended December 31, 2022, an increase of $20 million compared to the prior year. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period. The base management fee allocated to our company increased by $18 million primarily due to an increase in the combined market value of our company and the partnership compared to the prior year. In addition, exchangeable shares represent a greater share of total shares/units outstanding compared to the prior year as a result of the issuance of exchangeable shares associated with the partnership’s acquisition of IPL.
Interest expense for the year ended December 31, 2022 was $544 million, an increase of $250 million compared to 2021. This increase was primarily due to incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022. Current year results were further impacted by an increase in the interest rates on our variable rate non-recourse borrowings and dividends paid on our exchangeable shares which were classified as interest expense, primarily due to an increase in share count. These increases were partially offset by a decrease in interest incurred on loans payable to Brookfield Infrastructure as a result of repayments made in the latter half of 2021.
Mark-to-market on hedging items and foreign currency revaluation gains totaled $49 million for the year ended December 31, 2022, compared to losses of $11 million in the prior year. This increase was primarily due to the impact of foreign exchange revaluation on the deferred consideration paid, which was denominated in U.S. dollars, at our Brazilian regulated gas transmission business. As a result of the appreciation of the Brazilian real against the U.S. dollar, a translation gain was recognized on settlement of the U.S. denominated financial liability. This was partially offset by foreign currency translation losses on our Canadian denominated deposit receivable with the partnership as a result of the depreciation of the Canadian dollar during the year-ended December 31, 2022.
Remeasurement gains for the year ended December 31, 2022 were $1,058 million compared to losses of $447 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units, based on the NYSE closing price. In comparison, market price of partnership units increased in the prior year. The prior year results were also impacted by a gain recognized on the issuance of approximately 42 million exchangeable shares, predominately in connection with the acquisition of IPL, which were initially recognized at fair value and subsequently remeasured to reflect changes in the contractual cash flows associated with their exchangeable features.
Brookfield Infrastructure Corporation     77

Other income for the year ended December 31, 2022 was $39 million, compared to $116 million for the year ended December 31, 2021. Other income decreased as prior year results included a non-recurring gain of $175 million recognized on the sale of the smart meter portfolio at our U.K. regulated distribution business. This decrease was partially offset by incremental interest income earned on cash placed on deposit in the current year of $61 million and higher accretion expense in the prior year associated with the deferred consideration settled in April 2022.
Income tax expense for the year ended December 31, 2022 was $262 million, a decrease of $143 million compared to the prior year. Income tax in the current period benefited from the recognition of a deferred tax recovery of $90 million associated with an internal restructuring at our Brazilian regulated gas transmission business, partially offset by an increase in current taxes as a result of higher income in Brazil. Prior year results were impacted by an increase in future U.K. tax rates from 19% to 25%, which resulted in the recognition of a non-recurring deferred tax expense of $96 million.
2021 vs. 2020
For the year ended December 31, 2021, our company reported net income of $27 million, of which a loss of $368 million was attributable to the partnership. This compared to a net loss of $232 million for the year ended December 31, 2020, of which a loss of $552 million was attributable to the partnership. Net income for the year ended December 31, 2021 benefited from capital commissioned into rate base, a gain recognized on the sale of our portfolio of smart meters in the U.K., and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were partially offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS and the impact of an increase in the future U.K. tax rate.
Total revenues for the year ended December 31, 2021 increased by $213 million relative to the year ended December 31, 2020. Gas transmission revenues in Brazil increased by $189 million due to inflation-indexation. This increase was partially offset by the impact of foreign exchange as the depreciation of the Brazilian real reduced our revenues in U.S. dollars by $56 million relative to 2020. Connections revenue in the U.K. increased by $37 million for the year ended December 31, 2021 following an increase in construction activity compared to 2020 which was impacted by government restrictions associated with the global pandemic. The appreciation of the British pound further increased our revenues in U.S. dollars by $38 million.
Direct operating costs for the year ended December 31, 2021 remained consistent with 2020 as increased costs due to inflation and organic growth were offset by a decrease in amortization expense associated with new legislation passed in April 2021 in Brazil, extending the estimated useful life of intangible assets held by our Brazilian regulated gas distribution business.
General and administrative expenses totaled $49 million for the year ended December 31, 2021, an increase of $16 million compared to the year ended December 31, 2020. This line item primarily consists of the base management fee that is paid to Brookfield based on our company’s and the partnership’s combined market value plus net recourse debt, and allocated to our company based on proportionate weighted average shares outstanding during the period. The base management fee allocated to our company increased by $15 million in 2021 primarily due to an increase in the combined market value of our company and the partnership compared to 2020.
78        Brookfield Infrastructure Corporation

Interest expense for the year ended December 31, 2021 was $294 million, an increase of $80 million compared to 2020. Interest expense increased as a result of dividends on our exchangeable shares, presented as interest expense, and interest incurred on loans payable to the partnership accrued over the course of 2021. 2020 did not include any interest expense within the first quarter as our exchangeable shares and loans payable to the partnership were issued on March 30, 2020. Debt issued to finance the acquisition of an additional interest in our Brazilian regulated gas distribution business in April 2021 and an increase in the interest rates on our variable rate non-recourse borrowings also contributed to the increase in 2021.
Mark-to-market on hedging items and foreign currency revaluation losses totaled $11 million for the year ended December 31, 2021, compared to $61 million in 2020. This was predominantly due to a decrease in foreign currency losses recognized on loans payable to the partnership denominated in Canadian dollars.
Remeasurement losses for the year ended December 31, 2021 were $447 million. These losses were a result of revaluation of the exchangeable shares classified as liabilities due to their exchangeable features. The remeasurement losses were mainly driven by the increase in the public price of partnership units based on the NYSE trading price over the course of 2021.
Other income for the year ended December 31, 2021 included a gain recognized on the sale of the smart meter portfolio at our U.K. regulated distribution business of $175 million. This was partially offset by accretion expense on deferred consideration at our Brazilian regulated gas transmission business.
Income tax expense for the year ended December 31, 2021 was $405 million, $136 million higher compared to the same period in 2020. Higher taxable income at our Brazilian regulated gas transmission business resulted in an increase in income tax expense of $79 million, partially offset by the impact of foreign exchange. In addition, a non-recurring deferred tax expense was recognized as a result of an increase in the U.K.’s future tax rate from 19% to 25%, enacted in May 2021.
Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2022, 2021 and 2020:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$445	$469	$192
Due from Brookfield Infrastructure	566	1,093	—
Property, plant and equipment	4,718	4,803	5,111
Intangible assets	2,847	2,687	2,948
Total assets	10,178	10,086	9,344
Loans payable to Brookfield Infrastructure	26	131	1,143
Exchangeable and class B shares	3,426	4,466	2,221
Non-recourse borrowings	4,577	3,556	3,477
Total liabilities	10,539	11,510	9,916
Equity in net assets attributable to the partnership	(1,119)	(2,127)	(1,722)
Total equity	(361)	(1,424)	(572)
Total assets were $10.2 billion at December 31, 2022, compared to $10.1 billion at December 31, 2021. During the year ended December 31, 2022, our company added $0.4 billion to property, plant, and equipment and acquired an 8% interest in an Australian regulated utility which increased total assets by $0.4 billion. These increases were partially offset by a reduction in our company’s deposit with Brookfield Infrastructure which decreased total assets by $0.5 billion and the impact of foreign exchange.
Brookfield Infrastructure Corporation     79

Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2022, resulting in a gain from revaluation of $100 million.
As of December 31, 2022, loans payable to subsidiaries of Brookfield Infrastructure decreased by $105 million to $26 million as a result of repayments during the year.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit. As at December 31, 2022, the shares were remeasured to reflect the NYSE closing price of one unit, $30.99 per share.
Non-recourse borrowings increased by $1.0 billion to $4.6 billion at December 31, 2022. This increase was primarily due to $1.0 billion of additional debt issued to finance the deferred consideration paid in April 2022 at our Brazilian regulated gas transmission business.
Total equity was negative $0.4 billion at December 31, 2022, compared to negative $1.4 billion at December 31, 2021. The increase is mainly due to remeasurement gains as a result of the revaluation of our exchangeable shares classified as liabilities, partially offset by the impact of foreign exchange and distributions to non-controlling interests.

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2022	2021	2020	2022 vs 2021	2021 vs 2020	2022	2021	2020	2022 vs 2021	2021 vs 2020
Brazilian real	0.1917	0.1792	0.1924	7%	(7)%	0.1936	0.1854	0.1939	4%	(4)%
British pound	1.2083	1.3532	1.3670	(11)%	(1)%	1.2366	1.3758	1.2840	(10)%	7%
Australian dollar	0.6813	0.7262	0.7694	(6)%	(6)%	0.6947	0.7513	0.6910	(8)%	9%
The net assets of our U.K. regulated distribution business, our Brazilian regulated transmission business and our Australian regulated utility business represent 60%, 23% and 17% of our equity in foreign subsidiaries, respectively.
80        Brookfield Infrastructure Corporation

The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2022	2021	2020
Brazilian real	$32	$(118)	$(550)
British pound(1)	(170)	19	57
Australian dollar	(25)	—	—
	(163)	(99)	(493)
Attributable to:
The partnership	$(152)	$(17)	$(105)
Non-controlling interests	(11)	(82)	(388)
	$(163)	$(99)	$(493)

(1)2021 includes $21 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our U.K. regulated distribution business’s portfolio of smart meters.

The impact of foreign currency translation on our company, including those attributable to non-controlling interests for the year ended December 31, 2022, was a decrease to equity of $163 million (2021: $99 million, 2020: $493 million). The decrease in equity during the year ended December 31, 2022 was primarily due to the British pound weakening by 11%.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2022, the average exchange rate of the British pound and Australian dollar depreciated by 10% and 8%, respectively, relative to the U.S. dollar, and the Brazilian real appreciated by 4% relative to the U.S. dollar. The benefits to revenues and net income in U.S. dollars were more than offset and partially offset, respectively, by the depreciation of the British pound during the year.
Summary of Quarterly Financial Information

	2022				2021
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$492	$454	$479	$461	$414	$414	$416	$399
Net income (loss)	662	331	842	(216)	(165)	213	65	(86)
Net income (loss) attributable to the partnership	565	229	673	(373)	(269)	122	(43)	(178)
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the year ended December 31, 2022, revaluation gains totaled $1,058 million.
Brookfield Infrastructure Corporation     81

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

US$ MILLIONS	For the year ended December 31,
IFRS measures	2022	2021
Revenue	$14,427	$11,537
Net income	1,375	2,719

US$ MILLIONS	As of
IFRS measures	December 31, 2022	December 31, 2021
Total assets	72,969	$73,961
Total liabilities	47,415	47,570
Total partnership capital	25,554	26,391

82        Brookfield Infrastructure Corporation

PERFORMANCE DISCLOSURES
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, AFFO, Adjusted EBITDA and Adjusted Net Income. FFO, AFFO, Adjusted EBITDA and Adjusted Net Income are proportionate measures and are not calculated in accordance with, and do not have any standardized meaning prescribed by IFRS as issued by the IASB and may differ from, and not be comparable to, similar measures presented by other issuers.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of our company that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in our company. We also exclude from FFO amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
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
Adjusted EBITDA
We focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.

Brookfield Infrastructure Corporation     83

Adjusted Net Income
We also focus on Adjusted Net Income, previously referred to as Adjusted Earnings, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. Aside from the change in naming convention from Adjusted Earnings to Adjusted Net Income to appropriately differentiate this non-IFRS measure from “Adjusted Earnings” as disclosed in the partnership’s supplemental information, there have been no changes to the definition, calculation or use of this non-IFRS measure.
Adjusted Net Income includes balances attributable to our company generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Adjusted Net Income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Net Income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net Income has limitations as an analytical tool.

Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our operations. Our presentation of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income also provide investors enhanced comparability of our ongoing performance across periods.
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
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Adjusted Net Income, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A and “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures” in the forepart of this annual report on Form 20-F.
84        Brookfield Infrastructure Corporation

US$ MILLIONS	For the year ended December 31,
Key Metrics	2022	2021	2020
Adjusted EBITDA(1)	$705	$581	$512
Funds from Operations (FFO)(1)	456	436	401
Adjusted Funds from Operations (AFFO)(1)	422	415	388
Adjusted Net Income(1)	232	233	131

(1)Non-IFRS measures. please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
For the year ended December 31, 2022, Adjusted EBITDA and FFO increased by $124 million and $20 million, respectively, compared to the prior year. During the current year, Adjusted EBITDA and FFO benefited from inflation-indexation, the acquisition of our Australian regulated utility in February 2022 and the full year impact of our additional 3% interest in our Brazilian regulated gas transmission business completed in April 2021. Our results further benefited from capital commissioned into rate base and higher connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021 and higher management fees. FFO was also impacted by an increase in interest expense associated with additional debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022, and higher interest rates on our variable rate non-recourse borrowings.
For the year ended December 31, 2022, Adjusted Net Income decreased by $1 million compared to the prior year. Adjusted Net Income in the current period benefited from the factors mentioned above and the recognition of a deferred tax recovery of $28 million associated with an internal restructuring at our Brazilian regulated gas transmission business. Prior year results benefited from a $155 million gain attributable to our company on the sale of our smart meter portfolio in the U.K. completed in May 2021. This gain was partially offset by an increase in future U.K. tax rates from 19% to 25%, which resulted in the recognition of a non-recurring deferred tax expense of $77 million.
The following table disaggregates our operating performance between our utilities operations and the corporate, general and administrative costs.

US$ MILLIONS	For the year ended December 31, 2022
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$774	$(69)	$705
Funds from Operations (FFO)(1)	525	(69)	456
Adjusted Funds from Operations (AFFO)(1)	491	(69)	422

US$ MILLIONS	For the year ended December 31, 2021
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$630	$(49)	$581
Funds from Operations (FFO)(1)	485	(49)	436
Adjusted Funds from Operations (AFFO)(1)	464	(49)	415

US$ MILLIONS	For the year ended December 31, 2020
Key Metrics	Utilities	Corporate	Total
Adjusted EBITDA(1)	$545	$(33)	$512
Funds from Operations (FFO)(1)	434	(33)	401
Adjusted Funds from Operations (AFFO)(1)	421	(33)	388

(1)Non-IFRS measures, please refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Brookfield Infrastructure Corporation     85

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
The following table presents our company’s share of the rate base of our utilities business as at 2022, 2021 and 2020:

	As of December 31,
US$ MILLIONS	2022	2021	2020
Rate base	$4,802	$3,961	$3,485
The following table presents the roll-forward of our company’s share of rate base for the years ended 2022, 2021 and 2020:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Rate base, start of period	$3,961	$3,485	$3,371
Acquisitions	682	125	—
Capital expenditures commissioned	285	262	251
Inflation and other indexation	250	250	146
Regulatory depreciation	(56)	(50)	(40)
Foreign exchange and other	(320)	(111)	(243)
Rate base, end of period	$4,802	$3,961	$3,485
Our rate base increased compared to the prior year as a result of the acquisition of our Australian regulated utility, new connections at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business, partially offset by the impact of foreign exchange.
The following table presents our company’s share of key measures of our utilities business for the years ended 2022, 2021 and 2020:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Adjusted EBITDA(1),(2)	$774	$630	$545
Funds from Operations (FFO)(1),(2)	525	485	434
Adjusted Funds from Operations (AFFO)(1),(2)	491	464	421

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

86        Brookfield Infrastructure Corporation

2022 vs. 2021
For the year ended December 31, 2022, Adjusted EBITDA and FFO for our utilities businesses were $774 million and $525 million, respectively, compared to $630 million and $485 million, respectively, in 2021. During the current year, Adjusted EBITDA and FFO benefited from inflation-indexation, the acquisition of our Australian regulated utility in February 2022 and the full year impact of an additional 3% interest in our Brazilian regulated gas transmission business acquired in April 2021. Our results further benefited from capital commissioned into rate base and higher connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021. FFO was also impacted by an increase in interest expense associated with additional debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022, and higher interest rates on our variable rate non-recourse borrowings.
2021 vs. 2020
For the year ended December 31, 2021, Adjusted EBITDA and FFO for our utilities businesses were $630 million and $485 million, respectively, compared to $545 million and $434 million, respectively, in 2020. Adjusted EBITDA and FFO for the year ended December 31, 2021 benefited from a 24% annual inflationary tariff adjustment and the acquisition of an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission business completed in April 2021, as well as capital commissioned into rate base and a recovery to pre-pandemic levels of connections activity at our U.K. regulated distribution business. These positive factors were partially offset by the loss of earnings associated with the sale of our portfolio of smart meters in the U.K. completed in May 2021. While FFO benefited from the aforementioned factors, these benefits were partially offset by an increase in interest expense associated with debt issued to finance the acquisition of an additional 3% interest in our Brazilian regulated gas transmission business and higher interest rates on our variable rate non-recourse borrowings.
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

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital backlog, start of period	$287	$365	$466
Additional capital project mandates	463	343	212
Acquisitions (dispositions)	70	(130)	—
Less: capital expenditures	(390)	(293)	(302)
Foreign exchange and other	(41)	2	(11)
Capital backlog, end of period	389	287	365
Construction work in progress	387	287	258
Total capital to be commissioned	$776	$574	$623
Brookfield Infrastructure Corporation     87

These capital projects are financed with a combination project-level financing, which has no recourse to our company, as well as operating cash flows generated and retained within our company. Capital backlog consists primarily of a contracted order book of gas and electricity connections at our U.K. regulated gas distribution business that is expected to be commissioned over the next three years. Our order book currently totals approximately 1.5 million connections. Capital backlog increased due to the impact of acquisitions and additional capital project mandates, which were partially offset by capital projects commissioned into rate base and the impact of foreign exchange.
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
2022 vs. 2021
For the year ended December 31, 2022, the base management fee under the Master Services Agreement was $63 million, an increase of $18 million compared to the prior year mainly driven by the increase in combined market value of the partnership and our company, as well as the issuance of additional shares by our company. In addition, exchangeable shares represent a greater share of total shares/units outstanding compared to the prior year as a result of the issuance of exchangeable shares associated with the partnership’s acquisition of IPL in the latter half of 2021. Our company also incurred $6 million in other general and administrative expenses during the year.
2021 vs. 2020
For the year ended December 31, 2021, the base management fee under the Master Services Agreement was $45 million, an increase of $15 million compared to the year ended December 31, 2020, mainly driven by the increase in combined market value of the partnership and our company. Our company also incurred $4 million in other general and administrative expenses during the year.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Adjusted Net Income. These non-IFRS measures are presented for our utilities operations both before and after the allocation of corporate, general and administrative expenses. Providing underlying performance for our utilities operations prior to allocated corporate expenses assists the comparability of our performance relative to other public utilities companies.
Adjusted EBITDA, FFO, AFFO and Adjusted Net Income are presented based on our company’s share of results in operations accounted for using the consolidation method whereby we control the investment. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
88        Brookfield Infrastructure Corporation

We provide financial results attributable to our company because we believe it assists investors and analysts in estimating our overall performance and understanding our company’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our company’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Adjusted Net Income has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the company differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
Because of these limitations, our financial information presented based on our company’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Net Income. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our company.
FFO has limitations as an analytical tool:
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains and losses;
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
Brookfield Infrastructure Corporation     89

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
In addition to FFO and AFFO, we focus on Adjusted EBITDA which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from Adjusted EBITDA amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Adjusted EBITDA provides a supplemental understanding of the performance of our company and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our company. Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
90        Brookfield Infrastructure Corporation

We also focus on Adjusted Net Income, which we define as net income excluding the impact of dividends paid and remeasurement gains/losses on the exchangeable shares of our company, and interest and foreign currency translation adjustments on intercompany loans with the partnership. We also exclude from Adjusted Net Income amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. Our company’s exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features and are remeasured to reflect changes in the contractual cash flows associated with the shares based on the NYSE closing price of one unit. We exclude the remeasurement gains or losses as these items are not reflective of the ongoing performance of our underlying operations. Dividends paid on the exchangeable shares of our company, which are presented as interest expense under IFRS, are excluded from Adjusted Net Income as they represent distributions of our company’s earnings to shareholders. Intercompany loans with the partnership represent the partnership’s investment in our company and therefore associated interest and foreign currency translation adjustments are excluded. Adjusted Net Income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Adjusted Net Income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net Income has limitations as an analytical tool.
When viewed with our IFRS results, we believe that Adjusted Net Income provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income (loss)	$1,619	$27	$(232)
Add back or deduct the following:
Depreciation and amortization	211	236	283
Share of earnings from investments in associates	(4)	—	—
FFO contribution from investments in associates	52	—	—
Deferred income tax (recovery) expense	(79)	171	102
Mark-to-market on hedging items and foreign currency revaluation	(49)	11	61
Gain on disposition of subsidiaries(1)	—	(175)	—
Other expenses(2)	22	74	56
Remeasurement of exchangeable and class B shares	(1,058)	447	511
Dividends classified as interest expense and interest expense on intercompany loans	158	147	105
FFO attributable to non-controlling interests(3)	(416)	(502)	(485)
FFO	456	436	401
Maintenance capital expenditures	(34)	(21)	(13)
AFFO	$422	$415	$388

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other expenses correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating items necessary for business operations. Other items excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
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

All reconciling amounts from net income to FFO presented above are taken directly from the consolidated financial statements, and in the case of “FFO attributable to non-controlling interests”, our company’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements; FFO for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements.
For the year ended December 31, 2022, the difference between net income and FFO is predominantly due to depreciation and amortization, remeasurement gains and losses on our exchangeable and class B shares, and FFO attributable to non-controlling interests. Depreciation and amortization expense has decreased from prior year as a result of a new legislation passed in 2021 in Brazil, which extended the estimated useful life of our intangible assets. Remeasurement gains for the year ended December 31, 2022 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flow associated with the shares. FFO attributable to non-controlling interests decreased relative to the prior year as the benefits of organic growth were offset by higher financing costs at our Brazilian regulated gas transmission business.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $34 million for the year ended December 31, 2022 (2021: $21 million, 2020: $13 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income (loss)	$1,619	$27	$(232)
Add back or deduct the following:
Depreciation and amortization	211	236	283
Interest expense	544	294	214
Share of earnings from investments in associates	(4)	—	—
Adjusted EBITDA contribution from investments in associates	68	—	—
Income tax expense	262	405	269
Mark-to-market on hedging items and foreign currency revaluation	(49)	11	61
Gain on disposition of subsidiaries(1)	—	(175)	—
Other (income) expenses(2)	(39)	59	47
Remeasurement of exchangeable and class B shares	(1,058)	447	511
Adjusted EBITDA attributable to non-controlling interests(3)	(849)	(723)	(641)
Adjusted EBITDA	$705	$581	$512

(1)Gains on disposition of subsidiaries are presented net of gains/losses relating to foreign currency translation reclassified from accumulated comprehensive income to other income (expense) on the Consolidated Statement of Operating Results.
(2)Other (income) expenses corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating expenses necessary for business operations. Other income (expenses) excluded from Adjusted EBITDA primarily include interest income earned on cash placed on deposit, fair value remeasurement gains/losses and accretion expense on deferred consideration.
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
92        Brookfield Infrastructure Corporation

All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted EBITDA attributable to non-controlling interests”, our company’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our company’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements.
For the year ended December 31, 2022, the difference between net income and Adjusted EBITDA is predominantly due to interest expense, income tax expense, remeasurement gains and losses, and Adjusted EBITDA attributable to non-controlling interests. Interest expense increased for the year ended December 31, 2022, primarily due to incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022, and an increase in the interest rates on our variable rate non-recourse borrowings. Income tax expense decreased as the increase in taxes due to organic growth was more than offset by the recognition of a deferred tax recovery due to an internal restructuring in Brazil. The prior year also included a non-recurring deferred tax expense associated with an increase in future U.K. tax rates. Remeasurement gains for the year ended December 31, 2022, were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flows associated with the shares. Adjusted EBITDA attributable to non-controlling interests increased as a result of organic growth partially offset by the full year impact of our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted Net Income, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income (loss)	$1,619	$27	$(232)
Add back or deduct the following:
Dividends paid on our exchangeable shares presented as interest expense	158	115	66
Interest expense and foreign currency translation adjustments on intercompany loans with the partnership	38	39	106
Remeasurement and other non-cash (gains) losses on exchangeable and class B shares	(1,058)	447	511
Consolidated Adjusted Net Income	757	628	451
Adjusted Net Income attributable to non-controlling interests(1)	(525)	(395)	(320)
Adjusted Net Income	$232	$233	$131

(1)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted Net Income attributable to non-controlling interests, our company is able to remove the portion of Adjusted Net Income earned at non-wholly owned subsidiaries that are not attributable to our company.
All reconciling amounts presented above are taken directly from the consolidated financial statements, and in the case of “Adjusted Net Income attributable to non-controlling interests”, our company’s proportionate share of Adjusted Net Income relating thereto are derived using the accounting policies consistent with those applied in our company’s consolidated financial statements. Adjusted Net Income for these items is calculated on the same basis as combined entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the corresponding elimination of non-controlling interests in accordance with IFRS 10, Consolidated Financial Statements.
Brookfield Infrastructure Corporation     93

For the year ended December 31, 2022, the difference between net income and Adjusted Net Income is predominantly due to remeasurement gains and losses, dividends paid on our exchangeable shares presented as interest expense and Adjusted Net Income attributable to non-controlling interests. The remeasurement gains for the year ended December 31, 2022 were due to revaluation of the exchangeable shares and class B shares classified as liabilities, based on the NYSE price of one unit, to reflect the change in contractual cash flows associated with the shares. Dividends paid on our exchangeable shares increased primarily as a result of additional exchangeable shares issued during 2021. Adjusted Net Income attributable to non-controlling interest increased as a result of organic growth partially offset by the full year impact of our company’s acquisition of an additional 3% interest in our Brazilian regulated gas transmission business in April 2021.
The following tables reconcile net income (loss), an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to FFO and AFFO, non-IFRS measures.

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Utilities	Corporate	Total
Net income	$830	$789	$1,619
Add back or deduct the following:
Depreciation and amortization	211	—	211
Share of earnings from investments in associates	(4)	—	(4)
FFO contribution from investments in associates	52	—	52
Deferred income tax expense	(77)	(2)	(79)
Mark-to-market on hedging items and foreign currency revaluation	(94)	45	(49)
Other expenses (income)(1)	23	(1)	22
Remeasurement of exchangeable and class B shares	—	(1,058)	(1,058)
Dividends classified as interest expense and interest expense on intercompany loans	—	158	158
FFO attributable to non-controlling interests(2)	(416)	—	(416)
FFO	525	(69)	456
Maintenance capital expenditures	(34)	—	(34)
AFFO	$491	$(69)	$422

(1)Other expenses (income) correspond to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating items necessary for business operations. Other items excluded from FFO primarily include fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our company is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our company.
94        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     95

The following tables reconcile net income (loss), an IFRS measure, on a disaggregated basis between our utilities operations and our corporate, general and administrative costs, to Adjusted EBITDA, a non-IFRS measure.

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Utilities	Corporate	Total
Net income	$830	$789	$1,619
Add back or deduct the following:
Depreciation and amortization	211	—	211
Interest expense	386	158	544
Share of earnings from investments in associates	(4)	—	(4)
Adjusted EBITDA contribution from investments in associates	68	—	68
Income tax expense (recovery)	264	(2)	262
Mark-to-market on hedging items and foreign currency revaluation	(94)	45	(49)
Other income(1)	(38)	(1)	(39)
Remeasurement of exchangeable and class B shares	—	(1,058)	(1,058)
Adjusted EBITDA attributable to non-controlling interests(2)	(849)	—	(849)
Adjusted EBITDA	$774	$(69)	$705

(1)Other income corresponds to amounts that are not related to the revenue earnings activities and are not normal, recurring cash operating items necessary for business operations. Other items excluded from Adjusted EBITDA primarily include interest income earned on cash placed on deposit, fair value remeasurement gains/losses and accretion expense on deferred consideration.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interests, our company is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our company.

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Corporate	Total
Net income (loss)	$683	$(656)	$27
Add back or deduct the following:
Depreciation and amortization	236	—	236
Interest expense	147	147	294
Income tax expense	405	—	405
Mark-to-market on hedging items and foreign currency revaluation	4	7	11
Gain on disposition of subsidiaries(1)	(175)	—	(175)
Other expenses(2)	53	6	59
Remeasurement of exchangeable and class B shares	—	447	447
Adjusted EBITDA attributable to non-controlling interests(3)	(723)	—	(723)
Adjusted EBITDA	$630	$(49)	$581

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
96        Brookfield Infrastructure Corporation

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
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
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
The base management fee attributable to our company was $63 million for the year ended December 31, 2022 (2021: $45 million, 2020: $30 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2022, revenues of less than $1 million were generated (2021: less than $1 million, 2020: less than $1 million) and $nil expenses were incurred (2021: $nil, 2020: $nil).
Brookfield Infrastructure Corporation     97

Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2022, $nil (December 31, 2021: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
98        Brookfield Infrastructure Corporation

As at December 31, 2022, the balance outstanding on our deposit receivable was $566 million (2021: $1,093 million). The balance decreased from December 31, 2021 due to net repayments from Brookfield Infrastructure and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum. As at December 31, 2022, the demand deposit payable to Brookfield Infrastructure was $26 million (2021: $131 million) following settlements of $105 million during the year. The deposit payable accrues interest at 0.2% per annum. Interest incurred on the deposit payable to Brookfield Infrastructure during the year ended December 31, 2022 was less than $1 million (2021: $32 million).
As at December 31, 2022, our company had accounts payable of $6 million (2021: $5 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $10 million (2021: $20 million) from subsidiaries of Brookfield Infrastructure.
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results.
Brookfield Infrastructure Corporation     99

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2022 and 2021.
As of the date of this annual report on Form 20-F, we believe that our company’s liquidity is sufficient to meet its present requirements. As of the dates set forth below, our company’s liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2022	December 31, 2021
Cash	$139	$165
Credit facilities	172	173
Company liquidity	$311	$338
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As of December 31, 2022, our group’s total liquidity was $5,087 million (2021: $5,380 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.

100        Brookfield Infrastructure Corporation

On a consolidated basis as of December 31, 2022, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Non-recourse borrowing	7	$330	$178	$439	$423	$369	$2,856	$4,595

As of December 31, 2022, our company’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Utilities	7	$264	$182	$276	$259	$220	$1,909	$3,110
Total non-recourse borrowings(1)	7	$264	$182	$276	$259	$220	$1,909	$3,110
Company’s share of cash retained in businesses
Utilities								$139
Total company’s share of cash retained								$139
Net debt
Utilities								$2,971
Total net debt								$2,971
Percentage of total non-recourse borrowings		9%	6%	9%	8%	7%	61%	100%

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
Brookfield Infrastructure Corporation     101

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
Debt attributable to our company can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2022	December 31, 2021
Consolidated debt	$4,577	$3,556
Add: company’s share of debt of investments in associates	562	—
Less: borrowings attributable to non-controlling interest	(2,047)	(1,314)
Deferred financing costs	18	7
Debt attributable to our company	$3,110	$2,249
As discussed in the notes to our consolidated financial statements for the twelve-month period ended December 31, 2022, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
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
102        Brookfield Infrastructure Corporation

Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2022, our company has $nil (December 31, 2021: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2022.

US$ MILLIONS	Equity Investment - US$
GBP	$1,531
BRL	579
AUD	428
$2,538
For additional information, see Note 6, “Fair Value of Financial Instruments”, Note 24, “Derivative Financial Instruments” and Note 25, “Financial Risk Management” in our consolidated financial statements.
OTHER MARKET RISKS
Inflation Risk
Certain of our operating entities are subject to inflation risk. However, we believe this is offset by the nature of our revenues which are in large part indexed to inflation. For example, our U.K. regulated distribution operations charge retailers’ rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of regulated asset base and escalates with inflation. Our Brazilian regulated gas transmission operation charges tariffs calculated on an inflation adjusted regulatory weighted average cost of capital.
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
Brookfield Infrastructure Corporation     103

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
104        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     105

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2022:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$586	$2	$1	$—	$—	$589
Non-recourse borrowing	330	178	439	792	2,856	4,595
Financial liabilities	72	—	—	—	—	72
Loans payable to Brookfield Infrastructure	26	—	—	—	—	26
Exchangeable and class B shares	3,426	—	—	—	—	3,426

Interest Expense:
Non-recourse borrowing	133	67	63	116	333	712
106        Brookfield Infrastructure Corporation

In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of the partnership is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s Redeemable Partnership Units in Holdings LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $56 million per year based on the December 31, 2022 market value of the partnership and our company ($64 million per year based on the December 31, 2021 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2022, 2021, and 2020:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2022	2021	2020
Cash from operating activities	$893	$839	$730
Cash (used by) from investing activities	(1,047)	326	(399)
Cash used by financing activities	(4)	(868)	(317)

2022 vs. 2021
Cash from operating activities
Cash from operating activities totaled $893 million during the year ended December 31, 2022, an increase of $54 million compared to the prior year. Operating cash flows increased primarily due to the benefits of inflation indexation and capital commissioned into rate base, and an increase in working capital. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, an increase in interest paid on non-recourse borrowings and management fees.
Cash from investing activities
Cash used by investing activities was $1,047 million during the year ended December 31, 2022, compared to $326 million of cash from investing activities in the prior year. The increase in cash used by investing activities was primarily due to our acquisition of an 8% interest in our Australian regulated utility, and additional investments in long lived and financial assets.
Brookfield Infrastructure Corporation     107

Cash used by financing activities
Cash used by financing activities was $4 million during the year ended December 31, 2022, compared to $868 million used by financing activities in 2021. Current year cash from financing activities primarily relates to a drawdown on our deposit with Brookfield Infrastructure to finance the acquisition of our Australian regulated utility, partially offset by distributions paid to non-controlling interests. Prior year results included higher distributions paid to non-controlling interest as a result of the sale of our U.K. smart meters business and capital provided to non-controlling interest in connection with the acquisition of an additional interest in our Brazilian regulated gas transmission business.
2021 vs. 2020
Cash from operating activities
Cash from operating activities totaled $839 million during the year ended December 31, 2021, an increase of $109 million compared to the year ended December 31, 2020. Operating cash flows increased primarily due to the benefits of inflation indexation, capital commissioned into rate base and an increase in working capital. These increases were partially offset by the impact of foreign exchange, which reduced our operating cash flows in U.S. dollars by $17 million, an increase in interest expense due to incremental borrowings and a higher interest rate on our variable rate non-recourse borrowings, and an increase in dividends paid on our exchangeable shares, classified as interest expense, due to additional exchangeable shares issued during the period.
Cash from investing activities
Cash from investing activities was $326 million during the year ended December 31, 2021, compared to $399 million used by investing activities in 2020. The increase was primarily due to proceeds received from the sale of our smart meters business, partially offset by additional investments in long-lived assets and settlement of derivatives at our U.K. regulated distribution business.
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
108        Brookfield Infrastructure Corporation

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
Our company’s capital structure is comprised of the following shares:

	As of
	December 31, 2022	December 31, 2021
Exchangeable shares	110,567,671	110,157,540
Class B shares	2	2
Class C shares	2,103,677	2,103,677

Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2022, our company issued 427,643 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. As of March 14, 2023, our company’s capital structure comprised of 110,600,397 exchangeable shares. There were no further issuances of class B or class C shares.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2022, our shareholders exchanged 17,512 exchangeable shares for an equal number of units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
On June 10, 2022, our group completed a three-for-two split of partnership units, Exchangeable units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.
During the year ended December 31, 2022, our company declared and paid dividends on our exchangeable shares at a rate of $0.36 per share resulting in total dividends paid of $158 million. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Brookfield Infrastructure Corporation     109

Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2022, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.
PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2022
January 1, 2022 - March 31, 2022	55.19	49.53	27,841,548
April 1, 2022 - June 30, 2022	56.64	47.19	24,889,646
July 1, 2022 - September 30, 2022	56.13	48.21	20,945,927
October 1, 2022 - December 31, 2022	50.93	41.18	42,143,333

2021
January 1, 2021 - March 31, 2021	46.31	41.43	30,344,436
April 1, 2021 - June 30, 2021	46.21	42.57	21,809,721
July 1, 2021 - September 30, 2021	48.99	44.84	18,404,493
October 1, 2021 - December 31, 2021	51.33	46.55	23,229,838

2020
January 1, 2020 - March 31, 2020	45.04	23.54	59,378,507
April 1, 2020 - June 30, 2020	39.71	32.71	46,626,963
July 1, 2020 - September 30, 2020	42.63	35.83	30,962,434
October 1, 2020 - December 31, 2020	45.77	37.97	34,110,643

2019
January 1, 2019 - March 31, 2019	33.70	28.73	43,691,319
April 1, 2019 - June 30, 2019	34.61	33.16	33,753,675
July 1, 2019 - September 30, 2019	39.61	34.00	33,568,488
October 1, 2019 - December 31, 2019	42.35	38.20	29,859,589

110        Brookfield Infrastructure Corporation

The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2022
January 1, 2022 - March 31, 2022	44.15	38.83	28,118,859
April 1, 2022 - June 30, 2022	45.33	36.45	22,001,642
July 1, 2022 - September 30, 2022	43.27	35.70	22,244,550
October 1, 2022 - December 31, 2022	37.95	30.23	31,628,277

2021
January 1, 2021 - March 31, 2021	36.19	32.68	30,614,490
April 1, 2021 - June 30, 2021	37.17	35.11	21,117,951
July 1, 2021 - September 30, 2021	38.65	35.93	21,350,172
October 1, 2021 - December 31, 2021	40.72	37.25	29,160,108

2020
January 1, 2020 - March 31, 2020	33.71	16.24	48,897,897
April 1, 2020 - June 30, 2020	29.73	22.93	49,977,920
July 1, 2020 - September 30, 2020	32.14	26.39	25,084,398
October 1, 2020 - December 31, 2020	35.06	28.55	25,134,360

2019
January 1, 2019 - March 31, 2019	25.09	20.95	29,599,968
April 1, 2019 - June 30, 2019	25.73	24.62	22,954,033
July 1, 2019 - September 30, 2019	29.72	25.87	34,083,005
October 1, 2019 - December 31, 2019	31.57	28.66	24,620,067
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
Brookfield Infrastructure Corporation     111

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
112        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     113

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the current board of directors of our Company as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(2),(3) Short Hills, New Jersey	73	Chair	Director
Jeffrey Blidner Toronto, Canada	74	Director	Vice Chair of Brookfield Corporation
William Cox(2) Pembroke, Bermuda	60	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	50	Director	Senior Managing Director of Mediobanca
John Mullen(2),(4) Sydney, Australia	67	Director	Director, Telstra
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	49	Director	Director
Suzanne Nimocks Park City, Utah	63	Director	Director
Rajeev Vasudeva London, United Kingdom	63	Director	Senior Advisor of Egon Zehnder

(1)The business address for each of the directors is 250 Vesey Street, 15th Floor, New York NY 10281.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert. Our audit committee consists solely of independent directors, each of whom are persons determined by our company to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the audit committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our company’s financial statements.
(4)Serves as the non-overlapping board member of our company to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. Mr. Mullen served on the board of directors of the general partner of the partnership from May 6, 2021 until he resigned from such board of directors on August 2, 2022.
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
114        Brookfield Infrastructure Corporation

Jeffrey Blidner. Jeffrey has served as a director of the general partner of the partnership since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.
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
John Mullen. John was appointed as a director of our company on May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
Brookfield Infrastructure Corporation     115

Daniel Muñiz Quintanilla. Daniel has served as a director of our board of directors since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Suzanne Nimocks. Suzanne Nimocks has served as a director of the general partner of the partnership since August 2, 2022. Suzanne also serves on the board of directors of BIPC. Suzanne serves as a member of the board of directors of Ovinitiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
Rajeev Vasudeva.   Rajeev has served as a director of the general partner of the partnership since August 1, 2019. Rajeev also serves as a director of our board of directors. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
116        Brookfield Infrastructure Corporation

Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 195,000 operating employees and approximately 1,200 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 2,300 individuals within the U.K. and Brazil. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	56	33	28	Chief Executive Officer
David Krant	36	15	11	Chief Financial Officer
Ben Vaughan	51	25	22	Chief Operating Officer
Aaron Kline	43	20	14	Managing Partner
Michael Ryan	51	24	13	Managing Director and General Counsel
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
Sam Pollock. Sam is a Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Providers. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Corporation in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Corporation’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
David Krant. David is a Managing Partner of Brookfield Corporation and Chief Financial Officer of the Service Providers, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at a global public accounting firm. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Brookfield Infrastructure Corporation     117

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
Aaron Kline. Aaron is a Managing Partner of Brookfield Asset Management and an officer of the Service Providers. Aaron has oversight responsibility for Brookfield Infrastructure’s corporate operations including leading the global tax function. Aaron joined Brookfield in 2009 and has held his current role since 2016. Prior to joining Brookfield, Aaron was with a global public accounting firm. Aaron holds a Bachelor of Business Administration from York University and is a Chartered Professional Accountant.
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
Our Master Services Agreement
Our company, like Brookfield Infrastructure, is externally managed by the Service Providers pursuant to the Master Services Agreement. There was no increase to the base management fee and incentive distribution fees paid by Brookfield Infrastructure to the Service Providers, following the completion of the special distribution, though our company is responsible for reimbursing Brookfield Infrastructure for our proportionate share of the base management fee. Our company’s proportionate share of the base management fee is calculated on the basis of the weighted average number of exchangeable shares outstanding relative to units.

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
118        Brookfield Infrastructure Corporation

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
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
Brookfield Infrastructure Corporation     119

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

The table below sets forth the management fees for the years ended December 31, 2022, 2021 and 2020, respectively, all of which were paid by Holding LP.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Base management fee	$63	$45	$30
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
120        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     121

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
122        Brookfield Infrastructure Corporation

6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2022, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The chairperson of the board of directors of the general partner of the partnership was paid an additional amount of $50,000 for serving in this role, making the chairperson’s total remuneration for the 2022 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). The members of the audit committee received an additional $10,000 per year for serving in such positions. The chair of the audit committee received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), making the audit committee chairperson’s total remuneration for the 2022 fiscal year $195,000. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2022, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $165,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 2,300 individuals within the U.K. and Brazil. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
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
Brookfield Infrastructure Corporation     123

Size, Independence and Composition of the Board of Directors
Our board of directors is currently set at eight directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time-to-time by a resolution of our company’s shareholders and subject to its articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE. Our board mirrors the board of the general partner of the partnership, except that there is one additional non-overlapping board member who assists us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 6, 2021 and resigned from such board on August 2, 2022. Until August 2, 2023, if our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Mullen will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.
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
124        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     125

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

126        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     127

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
6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our business, see Item 6.A “Directors and Senior Management—Our Management.” Our consolidated operating subsidiaries currently employ approximately 2,300 individuals within the U.K. (89%) and Brazil (11%).
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY
AWARDED COMPENSATION
Not applicable.
128        Brookfield Infrastructure Corporation

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

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
Brookfield Corporation(3)	13,012,789	(3)	11.8%	(3)
FMR LLC(4)	8,289,755	(4)	7.5%	(4)
Blackrock, Inc(5)	6,389,516	(5)	5.8%	(5)

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
(2)The percentages shown are based on 110,567,671 exchangeable shares issued and outstanding as of December 31, 2022.
(3)Brookfield Corporation may be deemed to be the beneficial owner of 13,012,789 exchangeable shares. Brookfield Corporation holds 11,512,789 of such exchangeable shares through its wholly-owned subsidiary: BIPC Holding LP (the “BN Subsidiary”). In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such shares. The BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The beneficial interests in the BN Partnership, and the voting interests in its trustee, are held as follows: one-third by Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin G. Shah in equal parts. The BN Partnership has the ability to appoint on half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 13,012,789 exchangeable shares. The business address of each of Brookfield Corporation, BN Partnership and the BN Subsidiary is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)Based on schedule 13G filed with the SEC by FMR LLC on February 9, 2023. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.
(5)Based on schedule 13G filed with the SEC by Blackrock, Inc on February 1, 2023. The business address of Blackrock, Inc. is 55 East 52nd Street, New York, New York 10055.
Brookfield Infrastructure holds all of the class B shares, having a 75% voting interest in our company, and class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield Corporation and Brookfield Infrastructure hold an approximate 78.0% voting interest in our company.
Record Ownership
As of December 31, 2022, 6,475 of our exchangeable shares were held by 312 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2022, DTC was the holder of record of 45,285,060 exchangeable shares.
Brookfield Infrastructure Corporation     129

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
We are an affiliate of Brookfield. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable the partnership and our company to be established as separate entities from Brookfield and other public and private investment vehicles and private investment vehicles and programs that Brookfield currently manages and participates in and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and pursue our group’s vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides our group and Brookfield Infrastructure with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 23, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.
Relationship Agreement
Brookfield Infrastructure, the Service Providers and Brookfield Corporation have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Our company, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield Corporation has agreed that our group serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our group’s strategy and objectives, alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which our group believes there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements our group believes that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless our group is given an opportunity to participate.
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
130        Brookfield Infrastructure Corporation

Under the terms of the Relationship Agreement, Brookfield Infrastructure acknowledges and agrees that, subject to providing our group the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and expects to continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our group acknowledges and agrees that some of these entities may have objectives that overlap with our group’s objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, our group expects to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business. See “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” below.
Since Brookfield has large, well established operations in real estate, timberlands and renewable power that are separate from our group, Brookfield will not be obligated to provide our group with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern United States, our group will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield has also appointed an affiliate as its primary vehicle through which Brookfield will acquire renewable power assets on a global basis. Except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.
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

Brookfield Infrastructure Corporation     131

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
Other Services and Arrangements
Brookfield may provide to our company services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions, on a cost-recovery basis or as otherwise agreed to by our independent directors, and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements generally require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies, procedures and/or parameters. See below under Item 7.B “Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.
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
132        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     133

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
134        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     135

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

136        Brookfield Infrastructure Corporation

Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through special general partner units held by Infrastructure Special LP and also owns the general partner of Infrastructure Special LP. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the special general partner units. In consideration for serving as the special general partner of Holding LP, the Asset Management Company is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed specified target levels. To the extent distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its special general partner units in additional Redeemable Partnership Units. To the extent that Brookfield Infrastructure or our company pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.
There was no increase to the base management fee and incentive distribution fees paid by the partnership in connection with the special distribution. Our company is responsible for reimbursing the partnership or its subsidiaries, as the case may be, for our proportionate share of the base management fee.
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
Brookfield Infrastructure Corporation     137

1.the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
2.the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
3.certain events relating to a bankruptcy or insolvency of the licensee; or
4.the licensee ceases to be an affiliate of Brookfield.
A termination of a Licensing Agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our group’s strategy, and the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Infrastructure, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be managed or resolved in the most favorable manner to the interests of Brookfield Infrastructure and/or of Brookfield Accounts in which we invest.
138        Brookfield Infrastructure Corporation

Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which our group invests will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which our group invests, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which our group invests. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which our group invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined above), on the one hand, and Brookfield’s management of our group and Brookfield Accounts in which our group invests, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to our group or Brookfield Accounts in which our group invests, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our conflicts protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
Brookfield Infrastructure Corporation     139

As described further below under “Management and Resolution of Conflicts”, our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our group’s investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts protocol, certain conflicts of interest do not require the approval of our company’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our company’s independent directors. By acquiring our exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Infrastructure, Brookfield Accounts in which we invest or our shareholders or the unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in the offering of the exchangeable shares and the operation of our company.
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
Brookfield Infrastructure will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside Brookfield Infrastructure. As a result, Brookfield Infrastructure will consolidate the underlying assets of such other Brookfield-managed vehicles into Brookfield Infrastructure’s financial records and calculation of its assets under management, despite the fact that Brookfield Infrastructure does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by Brookfield Infrastructure for purposes of completing its own financial records, and will not reimburse Brookfield Infrastructure for the expenses associated with such calculation and preparation. See “Voting Agreement” above for more information.

140        Brookfield Infrastructure Corporation

ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which our group invests. Certain Brookfield Accounts have (and additional future Brookfield Accounts will, in the future, have) investment mandates that overlap with those of our group and Brookfield Accounts in which our group invests, and will compete with and/or have priority over our group (and Brookfield Accounts in which our group invests) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or the Brookfield Accounts in which our group invests) are not expected to be available to our group, our group (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or our group will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which our group invests) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have, or will have, overlapping investment mandates with our group (and Brookfield Accounts in which our group invests). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds, (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions and (iii) registered funds or investment vehicles that invest across different pools of infrastructure and infrastructure-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates. It is expected that Brookfield Infrastructure will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield, from time to time in its sole discretion and as approved by our company’s independent directors.
Brookfield Infrastructure Corporation     141

Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandates of our group (or of Brookfield Accounts in which our group invests) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s) Brookfield on a basis that it believes is fair and reasonable taking into account various factors, including: (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities pursued by Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s) and (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax structuring, investment-specific, timing and similar considerations).

The determination of whether an investment is within the scope of the investment mandate of Brookfield Infrastructure (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses above.

142        Brookfield Infrastructure Corporation

From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.

The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Infrastructure (and/or a Brookfield Account in which we invest), but will not be required to disclose to our board of directors or our shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest). In such cases, subsequent similar investment opportunities may be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.

Brookfield Infrastructure Corporation     143

In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.

Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.

Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Infrastructure or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Infrastructure (or a Brookfield Account in which we invest).

144        Brookfield Infrastructure Corporation

As a result of the foregoing considerations, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which our group invests may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of investment opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or of the independent directors of our company will not be required in connection with such allocation determinations. However, as noted throughout this annual report on Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which our group believes is in the best interests of our group and Brookfield Accounts in which our group invests.
•Incentive to Allocate Investment Opportunities Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to the partnership or a Brookfield Accounts in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.

In addition, Brookfield anticipates entering into formal or informal arrangements (including with     one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances, Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including investments by such investors in one or more Brookfield Accounts.

Brookfield Infrastructure Corporation     145

•Allocation of Co-Investments. Investing in Brookfield Infrastructure (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and shareholders will not have any right to receive will not have any right to receive co-investments. Shareholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to Brookfield Infrastructure.

To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which our group invests), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount that is advisable or appropriate for our group (or a Brookfield Account in which we invest, which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement), Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or Brookfield Account in which we invest), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).

Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investor, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.

For the avoidance of doubt, Brookfield and Brookfield Infrastructure will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts. However, Brookfield may determine, on behalf of Brookfield Infrastructure, that Brookfield Infrastructure will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may also assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.

In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
146        Brookfield Infrastructure Corporation

The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand their relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Brookfield Infrastructure’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment offered by a Brookfield Account be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including Brookfield Infrastructure) may participate in co-investment opportunities at different times (e.g. Brookfield Infrastructure or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will also impact returns realized by such co-investors relative to Brookfield Infrastructure.
In the event Brookfield and/or Brookfield Infrastructure participates in a co-investment opportunity, Brookfield may determine that it and/or Brookfield Infrastructure (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or Brookfield Infrastructure’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of our unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.
Brookfield Infrastructure Corporation     147

•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group and (b) Brookfield Infrastructure to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) and, in certain cases, may bear their pro rata share of fees, costs and expenses related to their co-investments, including those their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.

Brookfield will endeavor to allocate such fees, costs and expenses among Brookfield Infrastructure and its co-investors (or a Brookfield Account in which we invest and its co-investors, including Brookfield Infrastructure) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified) (b) were not yet committed to such potential investment or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Infrastructure) and Brookfield Infrastructure (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which our group invests) or co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which our group invests could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our shares through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
148        Brookfield Infrastructure Corporation

Under these arrangements, the relevant investor (whether Brookfield, our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.

In addition, our group (or a Brookfield Account in which our group invests) is permitted to provide interim debt or equity financing (including, among others, emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or the Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such interim investment, our group (or the relevant Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investors will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing or expenses associated with any such hedging or borrowing activities, in which case our group (or Brookfield Account in which our group invests) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
Brookfield Infrastructure Corporation     149

•Client and Other Relationships. Brookfield and Oaktree each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which our group invests, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest.
These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which our group invests) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which our group invests), our company’s board of directors will consider these relationships and there may be certain opportunities that are not be pursued on behalf of our group (or a Brookfield Account in which our group invests) in view of such relationships and their impact on the availability and/or pricing of the opportunity. In addition, Brookfield Infrastructure (or a Brookfield Account in which we invest) could invest with or alongside (or enter into joint ventures or other similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield Client Relationships in particular investments, and the relationship with such clients could influence the decisions made by the partnership’s general partner with respect to such investments.

•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for market share or other matters.
150        Brookfield Infrastructure Corporation

In order to mitigate potential conflicts of interest in these situations, Brookfield may, but will not be obligated to, take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with our group’s or Brookfield Accounts’ in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.

Brookfield Infrastructure Corporation     151

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
•Advice to Other Brookfield Accounts May Conflict with our Group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, and/or Brookfield that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which our group is invested, or that could involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which our group is invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which our group is invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in our group receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which our group is invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which our group is invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from our group and/or Brookfield Accounts in which our group is invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which our group is invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which our group is invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which our group is invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect our group (directly or indirectly).
152        Brookfield Infrastructure Corporation

In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to (i) third parties with respect to assets that our group (or a Brookfield Account in which our group is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and we (or a Brookfield Account in which we is invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the partnership’s general partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the partnership’s general partner and Brookfield. Different portfolio management teams within the partnership’s general partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Infrastructure (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Infrastructure (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data and Information Sharing” below.

In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of Brookfield Infrastructure (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, Brookfield Infrastructure (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of Brookfield Infrastructure (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to Brookfield Infrastructure (or a Brookfield Account in which we invest).
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

Brookfield Infrastructure Corporation     153

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
154        Brookfield Infrastructure Corporation

Brookfield will possess material, non-public information about companies that will limit our (and the Brookfield Accounts in which we are invested) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which our group is invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
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
Brookfield Infrastructure Corporation     155

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

156        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     157

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

Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our group, other Brookfield Accounts, their portfolio companies or shareholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our group and Brookfield Accounts in which our group is invested. While all investments will be within our group’s (or the relevant Brookfield Account’s) investment mandate and consistent with our group’s (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
158        Brookfield Infrastructure Corporation

•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which could result in our group (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties” below.

Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of our group (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our shareholders or our board of directors in these situations.
Brookfield Infrastructure Corporation     159

•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which our group invests and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our group’s (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which our group is invested and/or one of our group’s (direct or indirect) investments, such as seeking to increase their market share to our group’s detriment, withdrawing business from our group’s investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our group’s (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which our group is invested or our group’s (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with our group (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside our group (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group (or a Brookfield Account in which we invest)could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

160        Brookfield Infrastructure Corporation

Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).

Brookfield Infrastructure Corporation     161

The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of our group (or a Brookfield Account in which we invest). In any such circumstances, such Brookfield Account will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, our group (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Accounts, but may be restrained from doing so because of the Brookfield Account.
162        Brookfield Infrastructure Corporation

Moreover, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which our group is invested) would have paid if the transaction had involved the acquisition only of the assets our group (or the Brookfield Account in which our group is invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which our group is invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, our group (or a Brookfield Account in which our group is invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which our group is invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which our group is invested) being required to fund more than their pro rata share of the indebtedness.
Brookfield Infrastructure Corporation     163

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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the account, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.
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
164        Brookfield Infrastructure Corporation

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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, our group and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of our board and the board of the partnership’s general partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which our group is invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which our group is invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
Brookfield Infrastructure Corporation     165

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which our group is invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which our group is invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).

•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our company and is entitled to receive management fees and other compensation from our company. As a result, Brookfield will take its interests into account structuring our group’s investments and other operations, while also taking into account the interests of our company as a whole.

From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by our group (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such investors and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.

•Restrictions on our Group’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing our group and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on our group.

166        Brookfield Infrastructure Corporation

•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which our group is invested. This type of financing could be provided through prearranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which our group is invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
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
Brookfield Infrastructure Corporation     167

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
168        Brookfield Infrastructure Corporation

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

There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that our group’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
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
Brookfield Infrastructure Corporation     169

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
•Oaktree. Brookfield holds a significant interest in Oaktree, which is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
It is expected that Brookfield, Brookfield Accounts (including our group and Brookfield Accounts that our group is invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our group, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
170        Brookfield Infrastructure Corporation

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which our group invests and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which our group invests , on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that our group invests in, but which are not made available to our group or those Brookfield Accounts. Our group and Brookfield Accounts that our group invests in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that our group invests in with Brookfield, and our group and Brookfield Accounts that our group invests in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact our group and/or Brookfield Accounts that our group invests in.
In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Infrastructure and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by Brookfield Infrastructure and/or Brookfield Accounts that we invest in and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, our group (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities.
Brookfield Infrastructure Corporation     171

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
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
172        Brookfield Infrastructure Corporation

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

Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies , including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, the AIFM is owned by Brookfield and Oaktree and provides services such as risk management. The AIFM may provide such services to the Oaktree Accounts at different rates than those charged to our group (or a Brookfield Account in which we invest) or its affiliates. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this annual report on Form 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.

As noted in “Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that our group is invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that our group is invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “Transactions with Portfolio Companies”.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which our group is invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.
Brookfield Infrastructure Corporation     173

•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with applicable law and the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation) to cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Accounts in which we invest.

There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain transactions among portfolio companies of our group (or a Brookfield Accounts in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliate Services and Transactions” and “Transactions with Portfolio Companies” below.

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
174        Brookfield Infrastructure Corporation

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
Conflicts of interest arising for Brookfield under this arrangement have been approved by our company’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
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

Brookfield Infrastructure Corporation     175

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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our shareholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST

•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our company’s status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which our group is invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which our group is invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which our group is invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which our group is invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which our group is invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of our group (or a Brookfield Account in which we invest).

176        Brookfield Infrastructure Corporation

•Warehoused Investments and Initial Investments. Brookfield (or our group) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or our group, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Infrastructure) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or Brookfield Infrastructure is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.

Brookfield Infrastructure Corporation     177

Certain conflicts of interest are inherent in the foregoing transactions between Brookfield, or our group, and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or our group, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or our group acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or our group regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or our group. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or our group, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of our group (or a Brookfield Account in which we invest).

In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

•Affiliated Services and Transactions. Where it deems appropriate, relevant or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of to our group, Brookfield Accounts in which our group invests, and/or their investments, potential investments and/or investment entities that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by our group (or a Brookfield Account in which we invest) or the portfolio companies; investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities,
178        Brookfield Infrastructure Corporation

good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions, financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) , including among others in connection with (or with respect to) ,the origination, identification, assessment, pursuit, coordination of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services managing related-stakeholder matters; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and will not remain fixed and are expected to change over time as determined by Brookfield in its sole discretion over time as determined by Brookfield in its sole discretion.

Brookfield Infrastructure Corporation     179

Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Infrastructure, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or our shareholders or unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial.

The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group (or a Brookfield Account in which we are invested). Furthermore, providing services or products to Brookfield Infrastructure (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.

To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Infrastructure) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this annual report on Form 20-F.

180        Brookfield Infrastructure Corporation

If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.

For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.

Brookfield Infrastructure Corporation     181

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.

Where Affiliated Services are in place prior to our group’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, our group (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) our group (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.

182        Brookfield Infrastructure Corporation

From time to time, Brookfield will terminate Affiliated Services arrangements entered into between our group (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of our group (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.

For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).

Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to our group (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to our group (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to our group (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among Brookfield Infrastructure (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.

Brookfield Infrastructure Corporation     183

In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage Brookfield Infrastructure to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that Brookfield Infrastructure would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.

•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments of Employees,” and “Insurance” subsections in the Potential Conflicts of Interest section of this annual report on Form 20-F.

Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

184        Brookfield Infrastructure Corporation

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.

Brookfield Infrastructure Corporation     185

Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Infrastructure (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.

In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of our group (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.
186        Brookfield Infrastructure Corporation

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in Brookfield Infrastructure (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.

Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.

Brookfield Infrastructure Corporation     187

The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Infrastructure (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which we invest) (or among our group (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.

•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which our group is invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our group’s capabilities (and the capabilities of Brookfield Accounts in which our group is invested) and is an integral part of our group’s (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a particular business need.

188        Brookfield Infrastructure Corporation

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
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our board’s independent directors or shareholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).
Brookfield Infrastructure Corporation     189

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
190        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     191

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
In addition, Brookfield and their personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our group (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with our group, our unitholders and shareholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of our group or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our group, our unitholders and shareholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by our group (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from our group (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while our group (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to the unitholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this annual report on Form 20-F), see “Management and Resolution of Conflicts—Management And Resolution of Conflicts Generally” below.
192        Brookfield Infrastructure Corporation

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
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to our group rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our group’s access to Brookfield’s broader asset management platform enhances our group’s, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to our group, Brookfield Accounts and portfolio companies that would not exist but for our group’s affiliation with Brookfield.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
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
Brookfield Infrastructure Corporation     193

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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which our group is invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by our group (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.
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
194        Brookfield Infrastructure Corporation

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
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.

Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, and (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.

Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Brookfield Infrastructure Corporation     195

Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of good and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.

In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies or parties that engaged the same provider prior to the discount being triggered.

The engagement of common providers for Brookfield Accounts, on and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.

In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
196        Brookfield Infrastructure Corporation

•Investment Platforms. Our group (or a Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by our group (or a Brookfield Account in which our group is invested) other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom our group (or such Brookfield Account in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by other Brookfield Accounts, including investments by our group (or Brookfield Account in which we invest) or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside our group or (a Brookfield Account in which we invest).

Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.

Our group (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for our group (or a Brookfield Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or our shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.

Brookfield Infrastructure Corporation     197

From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.

See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of our group (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
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
In addition, our group and/or Brookfield Accounts in which our group is invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside our group or Brookfield Accounts that our group is invested in. Our group or Brookfield Accounts in which our group is invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account will be contractually obligated to satisfy its share even if our group or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace our group or another Brookfield Account as the guarantor.
198        Brookfield Infrastructure Corporation

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that our group invests in), spend a portion of their time on matters other than or only tangentially related to our group and the Brookfield Accounts that our group invests in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our group and Brookfield Accounts in which our group is invested are responsible for sourcing and executing investments for Brookfield and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our group and the Brookfield Accounts that our group invests in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our group and Brookfield Accounts in which our group invests), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our group).
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
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents. See also “Risk Factors – Valuation Risk”.
Brookfield Infrastructure Corporation     199

The valuation of investments may affect, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from the amount of management fees that Brookfield collects from our group and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future. Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of the partnership and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero. Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts, that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of and for placement and administration of insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of the partnership and the relevant Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
200        Brookfield Infrastructure Corporation

Brookfield, Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Infrastructure (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) (including policies covering Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where the partnership (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which our group invests) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.

Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield Infrastructure Corporation     201

Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.

To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to our group (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to our group (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to our group (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including our group (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
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
202        Brookfield Infrastructure Corporation

Brookfield on behalf of our group (or a Brookfield Account in which our group invests) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
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
Further, in connection with our group’s investment activities or the investment activities of a Brookfield Account in which our group is invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular shareholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which our group is invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.

Brookfield Infrastructure Corporation     203

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

•Internal Audit. Brookfield and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
204        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     205

MANAGEMENT AND RESOLUTION OF CONFLICTS

•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between our group (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the Unitholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this annual report on Form 20-F, a key element of the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this annual report on Form 20-F, in accordance with its fiduciary duty to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to our group (and Brookfield Accounts in which we invest).

206        Brookfield Infrastructure Corporation

In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of our group (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.

There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) or our unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.

As noted elsewhere in this annual report on Form 20-F, Brookfield is not required to and generally does not expect to seek approval from our board of directors or the partnership’s general partner or from our shareholders or unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this annual report on Form 20-F) unless required by applicable law or as otherwise set out in this annual report on Form 20-F or the governing documents. By acquiring units in Brookfield Infrastructure or shares in our company (and Brookfield Accounts in which we invest), each shareholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this annual report on Form 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this annual report on Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
Brookfield Infrastructure Corporation     207

The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest).Additional conflicts may exist, that are not presently known to our company’s board of directors, Brookfield or are deemed immaterial. In addition, as the Brookfield activities and the investment program of Brookfield Infrastructure and Brookfield Accounts in which we invest change over time, an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. The partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of the partnership’s market capitalization if Brookfield’s indirect equity interest in the partnership and the exchangeable shares are included in the calculation of the partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.7% indirect interest in the partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 17.0% indirect interest in the partnership in the form of exchangeable shares held by Brookfield and the public.

RELATIONSHIP WITH BROOKFIELD INFRASTRUCTURE
Each exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. Brookfield Infrastructure holds a 75% voting interest in our company through its holding of our class B shares, and owns all of our class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares.
Our company acquired its business from Brookfield Infrastructure in connection with the special distribution. In addition, the following agreements and arrangements exist between our company and Brookfield Infrastructure.
208        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     209

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
As partial consideration for exchangeable shares issued during the prior year, our company established a loan receivable of approximately $1,114 million with Brookfield Infrastructure pursuant to a demand deposit with Canada HoldCo in favor of our company.
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
210        Brookfield Infrastructure Corporation

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
However, conflicts of interest might arise between our company, on the one hand, and Brookfield Infrastructure, on the other hand. In order to assist our company in addressing such conflicts, our board includes a non-overlapping director. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 6, 2021 and resigned from such board of directors on August 2, 2022. If, until August 2, 2023, our company considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. Mullen will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between our company and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces our ownership structure, the rationale for our formation and the economic equivalence between the exchangeable shares and units. Our group will not generally consider it a conflict for our company and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
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
7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
Brookfield Infrastructure Corporation     211

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
212        Brookfield Infrastructure Corporation

As of the date hereof, approximately 110.6 million exchangeable shares, two class B share, 2.1 million class C shares and no preferred shares are issued and outstanding. Brookfield Infrastructure holds the class B share, having a 75% voting interest in our company, and all of the class C shares, which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield holds, directly and indirectly, approximately 11.8% of our exchangeable shares.
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
Brookfield Infrastructure Corporation     213

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
214        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     215

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
216        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     217

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
218        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     219

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
220        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     221

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

222        Brookfield Infrastructure Corporation

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

	EXCHANGEABLE SHARES	UNITS
Corporate Governance	Our company is a corporation formed under the laws of the Province of British Columbia. The rights of shareholders are governed by the BCBCA and the company’s articles.	The partnership is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The partnership’s limited partnership agreement provides for the management and control of the partnership by a general partner, the partnership’s general partner.
Brookfield Infrastructure Corporation     223

EXCHANGEABLE SHARES	UNITS
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; (ii) class B shares; (iii) class C shares; (iv) class A senior preferred shares, issuable in series, and (v) class B junior preferred shares, issuable in series. All exchangeable shares, class B shares, class C shares, class A senior preferred shares and class B junior preferred shares will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

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

224        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     225

	EXCHANGEABLE SHARES	UNITS
Size of Board	Our company’s board is set at eight (8) directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for one additional non-overlapping director to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 2021 and resigned from such board of directors in August 2022. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at seven (7) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
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
226        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     227

	EXCHANGEABLE SHARES	UNITS
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

228        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     229

	EXCHANGEABLE SHARES	UNITS
Process to Amend the Governing Instruments, Continued	(i) cause the partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the partnership’s general partner has not made the election described below under the section entitled “Qualification”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the partnership’s limited partners.

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

230        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     231

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers	No director will be personally liable to our company or its shareholders for monetary damages for breach of fiduciary duty, except to the extent such exemption is not permitted under the BCBCA. Under the BCBCA, no provision in our company’s articles or other contract relieves a director or officer from (i) the duty to act in accordance with the BCBCA and the regulations, or (ii) liability that by virtue of any enactment or rule of law or equity would otherwise attach to that director or officer in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to our company.

To the fullest extent permitted by law, our company will indemnify any present or former director or officer of our company (or a person serving as a director, officer, trustee, employee or agent of another corporation), who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action while acting in such capacity, for all liability and loss suffered (including, without limitation, any judgments, fines, or penalties and amounts paid in settlement) and expenses (including attorneys’ fees and disbursements), actually and reasonably incurred. Our company may enter into agreements with any such person to provide such indemnification. The right to indemnification includes the right to be paid by our company the expenses (including attorneys’ fees) incurred by such person in defending any such proceeding in advance of its final disposition, such that the advances are paid by our company within sixty (60) days after the receipt by our company of a statement or statements from the claimant requesting such advance or advances from time to time (and subject to filing a written request for indemnification pursuant to the articles).	Under the partnership’s limited partnership agreement, the partnership is required to indemnify to the fullest extent permitted by law the partnership’s general partner and any of its affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of a holding entity or operating entity of the partnership and any other person designated by the partnership’s general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the partnership’s investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors of the partnership’s general partner will not constitute a breach of the partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties. The partnership’s limited partnership agreement requires the partnership to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

The partnership’s general partner’s bye-laws provide that, as permitted by the laws of Bermuda, it will pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.
232        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     233

	EXCHANGEABLE SHARES	UNITS
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

234        Brookfield Infrastructure Corporation

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
N/A.
Brookfield Infrastructure Corporation     235

	EXCHANGEABLE SHARES	UNITS
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
236        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     237

	EXCHANGEABLE SHARES	UNITS
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

238        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Liquidation, Continued	Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.
Conversion	The partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A.
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
Brookfield Infrastructure Corporation     239

	EXCHANGEABLE SHARES	UNITS
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
1.Rights Agreement, dated March 31, 2020, between Brookfield Corporation and Wilmington Trust, National Association, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”.
2.Registration Rights Agreement, dated March 31, 2020, between our company, the partnership and Brookfield Corporation., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”.
3.Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement”.
4.Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.
240        Brookfield Infrastructure Corporation

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
13.Voting Agreement, dated March 30, 2020, between our company and the NTS entities, described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Voting Agreements”.
14.Amended and Restated Master Services Agreement, dated March 13, 2015 and as amended, by and among Brookfield Corporation., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
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
Brookfield Infrastructure Corporation     241

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

242        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     243

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
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. The units of the partnership are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
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
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences for holders of exchangeable shares relating to the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
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
244        Brookfield Infrastructure Corporation

Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a passive foreign investment company (“PFIC”) for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

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

Sale, Redemption, Exchange, or Other Taxable Disposition of Exchangeable Shares. Subject to the discussion below under the headings “—Exercise of the Partnership Call Right” and “— Passive Foreign Investment Company Considerations”, a U.S. Holder generally will recognize capital gain or loss upon a sale, redemption, exchange at the request of the holder (other than a redemption or exchange that is treated as a distribution, as discussed below), or other taxable disposition of exchangeable shares equal to the difference between the amount realized upon the disposition and such holder’s adjusted tax basis in the exchangeable shares so disposed. The amount realized will equal the amount of cash, if any, plus the fair market value of any property (such as units) received. Any such capital gain or loss will be long-term capital gain or loss if such holder’s holding period for the exchangeable shares exceeds one year at the time of disposition. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder (i) whose exchange request is satisfied by the delivery of cash or units by Brookfield pursuant to the Rights Agreement, or (ii) whose exchange request is satisfied by the delivery of cash by the partnership pursuant to the exercise of the partnership call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of units pursuant to the partnership’s exercise of the partnership call right, see the discussion below under the heading “— Exercise of the Partnership Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or units by our company are described in the following paragraph.

Brookfield Infrastructure Corporation     245

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
Exercise of the Partnership Call Right. The partnership has the right to acquire exchangeable shares directly from a shareholder under certain circumstances in exchange for units or cash (the “partnership call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for cash pursuant to the exercise of the partnership call right, see the discussion above under “— Sale, Redemption, Exchange, or Other Disposition of Exchangeable Shares”.
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

246        Brookfield Infrastructure Corporation

Section 721(b) of the U.S. Internal Revenue Code provides that Section 721(a) of the U.S. Internal Revenue Code will not apply to gain realized on a transfer of property to a partnership that would be treated as an investment company (within the meaning of Section 351 of the U.S. Internal Revenue Code) if the partnership were incorporated. Under Section 351 of the U.S. Internal Revenue Code and the Treasury Regulations thereunder, a transfer of property will be considered a transfer to an investment company only if (i) the transfer results, directly or indirectly, in “diversification” of the transferor’s interests, and (ii) the transferee is a regulated investment company, a real estate investment trust, or a corporation more than 80% of the value of whose assets are held for investment and (subject to certain exclusions) are stock or securities, as defined in Section 351(e) of the U.S. Internal Revenue Code. For purposes of this determination, the stock and securities of a corporate subsidiary are disregarded and the parent corporation is treated as owning its ratable share of the subsidiary’s assets if the parent corporation owns 50% or more of the subsidiary corporation’s stock by voting power or value. The Treasury Regulations also provide that whether an entity is an investment company ordinarily will be determined by reference to the circumstances in existence immediately after the transfer in question. However, where circumstances change thereafter pursuant to a plan in existence at the time of the transfer, this determination will be made by reference to the later circumstances.
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

Brookfield Infrastructure Corporation     247

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

248        Brookfield Infrastructure Corporation

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
Subject to certain elections described below, if our company were a PFIC for any taxable year during which a U.S. Holder held exchangeable shares, gain recognized by such U.S. Holder upon the sale or other taxable disposition of the exchangeable shares would be allocated ratably over the U.S. Holder’s holding period for the exchangeable shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before our company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its exchangeable shares were to exceed 125% of the average of the annual distributions on the exchangeable shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of exchangeable shares.
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If you were to elect to treat your interest in our company as a “qualified electing fund” (“QEF election”) for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement from our company and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
Brookfield Infrastructure Corporation     249

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “mark-to-market election”). Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that our company or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.
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

250        Brookfield Infrastructure Corporation

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

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2025, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2025, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2025.

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

Brookfield Infrastructure Corporation     251

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
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding an interest in our company in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.
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
CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following describes certain material Canadian federal income tax consequences with respect to the receipt, holding and disposition of the exchangeable shares acquired by a holder who as beneficial owner, and who at all relevant times, for the purposes of the Tax Act, (i) deals at arm’s length and is not affiliated with BIPC and the partnership and (ii) holds the exchangeable shares as capital property (a “holder”). Generally, the exchangeable shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

252        Brookfield Infrastructure Corporation

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the CRA, published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”), and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
This summary is not applicable to a holder: (i) an interest in which would be a “tax shelter investment” or who holds units or acquires exchangeable shares as a “tax shelter investment”, (ii) that is a “financial institution” for purposes of the “mark-to-market property” rules, (iii) that reports its “Canadian tax results” in a currency other than Canadian currency, (iv) that has entered or will enter into a “derivative forward agreement” in respect of the units or the exchangeable shares (each as defined in the Tax Act), or (v) that is a corporation resident in Canada and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the exchangeable shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of section 212.3 of the Tax Act. Furthermore, this summary is not applicable to a holder that is a “controlling corporation” of BIPC (for purposes of subsection 191(1) of the Tax Act), a person with whom the controlling corporation does not deal at arm’s length or a partnership or trust of which the controlling corporation or person with whom the controlling corporation does not deal at arm’s length is a member or beneficiary for purposes of the Tax Act. Such holders should consult their own tax advisors. This summary does not address the deductibility of interest on money borrowed to acquire exchangeable shares.
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

Brookfield Infrastructure Corporation     253

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
Dividends on the exchangeable shares received by a resident holder that is an individual will be included in computing the resident holder’s income subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Such dividends will be eligible for the enhanced gross-up and dividend tax credit if BIPC designates the dividends as “eligible dividends”. There may be limitations on BIPC’s ability to designate taxable dividends as eligible dividends.
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the corporation in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
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
254        Brookfield Infrastructure Corporation

Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length is a member or beneficiary.
Resident holders should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of exchangeable shares held by such resident holders.
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
The amount of any dividend that BIPC elects to pay from its “capital gains dividend account” as defined in the Tax Act (a “capital gains dividend”), received by a resident holder of the exchangeable shares from BIPC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
Having regard to the dividend policy of BIPC, a resident holder acquiring exchangeable shares may become taxable on income or capital gains accrued or realized before such resident holder acquired such exchangeable shares.
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

Brookfield Infrastructure Corporation     255

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
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s annual report on Form 20-F.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional refundable tax on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments. Resident holders are advised to consult their own tax advisors in this regard.
256        Brookfield Infrastructure Corporation

Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX and the NYSE), the exchangeable shares will be qualified investments under the Tax Act for a trust governed by a TFSA, RDSP, RRSP, RRIF, RESP, or deferred profit sharing plan.
Notwithstanding the foregoing, the holder of a TFSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” and not an “excluded property” (each as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as the case may be, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest” (within the meaning of subsection 207.01(4) of the Tax Act) in BIPC. Generally, such holder, annuitant or subscriber, as the case may be, will not have a significant interest in BIPC provided the holder, annuitant or subscriber, together with persons with whom the holder, annuitant or subscriber does not deal at arm’s length, does not own (and is not deemed to own pursuant to the Tax Act) directly or indirectly, 10% or more of the issued shares of any class of the capital stock of BIPC or of any corporation that is related to BIPC (for purposes of the Tax Act). Holders, annuitants or subscribers should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holders, annuitants or subscribers.

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
Brookfield Infrastructure Corporation     257

The same Canadian withholding tax consequences apply to a capital gains dividend to the extent of the lesser of the amount of the dividend received by the non-resident holder and the non-resident holder’s portion (as determined under the Tax Act) of the “TCP gains balance” (as defined in the Tax Act) of BIPC, unless 5% or less of the dividend is received by or on behalf of shareholders each of whom is a non-resident person or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act. In general, BIPC’s “TCP gains balance” is the amount of BIPC’s net capital gains from dispositions of “taxable Canadian property” (as defined in the Tax Act), minus an amount of certain dividends paid previously relating to such net capital gains. BIPC expects that it will not dispose of any “taxable Canadian property” in circumstances that would give rise to a “TCP gains balance”. Capital gains dividends are otherwise not subject to Canadian withholding tax and capital gains dividends received by a non-resident holder will be considered to be a capital gain of the non-resident holder from the disposition of capital property in the taxation year of the non-resident holder in which the capital gains dividend is received. The non-resident holder will not be subject to tax under the Tax Act in respect of such a capital gains dividend.
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
Generally, the exchangeable shares will not constitute “taxable Canadian property” of a non-resident holder at a particular time provided that BIPC is a mutual fund corporation unless, at any particular time during the sixty (60)-month period that ends at that time, both of the following conditions are met concurrently: (a) 25% or more of the issued shares of any class of the capital stock of BIPC were owned by or belonged to one or any combination of (i) the non-resident holder, (ii) persons with whom the non-resident holder did not deal at arm’s length for purposes of the Tax Act, and (iii) partnerships in which the non-resident holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the exchangeable shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (b)(i) to (iii), whether or not the property exists. A holder of the exchangeable shares that also holds one or more units will generally meet the condition in (a) above; however, BIPC does not expect that the condition in (b) will be met.
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
For a description of the Canadian federal income tax considerations of holding and disposing of units, please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s annual report on Form 20-F.
258        Brookfield Infrastructure Corporation

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
The discussion is primarily intended for Australian Holders who hold their interest in our company on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account or who are subject to the application of the Taxation of Financial Arrangement (TOFA) provisions. Those Australian Holders should seek professional taxation advice in relation to their interest in our company. In addition, it is assumed that no Australian Holder has a 10% or greater interest in our company.
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

•Dividends declared by our company to Australian Holders should be characterized as dividends for Australian income tax purposes and included in Australian Holders’ assessable unfranked dividend income. A foreign income tax offset, where applicable, may be applied to reduce the Australian tax payable in respect of an unfranked dividend received.

•The disposal of exchangeable shares by Australian Holders should give rise to a capital gains tax (“CGT”) event for the Australian Holders. Broadly, Australian Holders that hold their exchangeable shares on capital account should realize a capital gain (or loss) equal to the difference between any capital proceeds received and the cost base (or reduced cost base) of the shares.

For completeness, on the basis that no Australian Holder has a 10% or greater interest in our company, Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company rules. In addition, Australian Holders should also not be eligible to apply the dividend participation exemption to treat any dividends declared by our company as non-assessable, or to apply the disposal participation exemption provisions by performing an active foreign business asset percentage calculation to reduce a capital gain realized on the disposal of foreign shares.
Brookfield Infrastructure Corporation     259

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
260        Brookfield Infrastructure Corporation

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
Australian CGT implications for Australian Holders
Cost base of the exchangeable shares
The cost base of the exchangeable shares for Australian Holders who bought their exchangeable shares in our company directly should equal the money paid for those exchangeable shares plus any incidental costs of acquisition and disposal of the exchangeable shares (e.g. broker’s fees, borrowing expenses).
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
Brookfield Infrastructure Corporation     261

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
In respect of the split that occurred on June 10, 2022 where an Australian Holder received one (1) additional exchangeable share (“additional exchangeable share”) for each two (2) exchangeable shares (“original exchangeable share”) held in our company, the Australian Holder will need to recalculate the cost base of all of their exchangeable shares (being all original exchangeable shares plus the additional exchangeable shares). The cost base of each original exchangeable share and each additional exchangeable share should be equal to the Australian Holders cost base of the original exchangeable shares (as calculated per the comments above), divided by the sum of the total number of original exchangeable shares plus the additional exchangeable shares that are held by the Australian Holder.

The acquisition date for the additional exchangeable shares should be the date that the exchangeable shares were originally acquired, or received per the special distribution discussed above.
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
Accordingly, there may be a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the exchangeable shares any such foreign exchange realization gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the shares).
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
262        Brookfield Infrastructure Corporation

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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 6, “Fair Value of Financial Instruments”, Note 24, “Derivative Financial Instruments” and Note 25, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
Brookfield Infrastructure Corporation     263

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
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
264        Brookfield Infrastructure Corporation

Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208), to act as our company’s Independent Registered Public Accounting Firm.
Brookfield Infrastructure Corporation     265

The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2022		2021
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$1,678	95%	$1,836	97%
Audit-related fees(2)	88	5%	51	3%
Tax fees	—	—%	—	—%
All other fees	—	—%	—	—%
Total	$1,766	100%	$1,887	100%

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
In November 2022, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that in the event that exchangeable shares, trade in a price range that does not fully reflect their value, the acquisition of exchangeable shares may represent an attractive use of available funds. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 9,737,380 exchangeable shares. At the close of business on November 17, 2022, there were 110,543,696 exchangeable shares issued and outstanding and 97,373,800 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 32,842 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 131,368 exchangeable shares on the TSX for the six months ended October 31, 2022, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on December 1, 2022 and our normal course issuer bid will terminate on November 30, 2023, or earlier should we complete our repurchases prior to such date.
266        Brookfield Infrastructure Corporation

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
In the year ended December 31, 2022, we did not repurchase any of our exchangeable shares.
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
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
Brookfield Infrastructure Corporation     267

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation–incorporated by reference from Exhibit 3.1 of our company’s Form 6-K filed on April 2, 2020.
2.1	Description of Securities - incorporated by reference to Exhibit 2.1 to our company’s Annual Report on Form 20-F filed March 9, 2022.
4.1
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference from Exhibit 4.3 of the partnership’s Annual Report on Form 20-F filed March 18, 2015.

4.2
First Amendment to the Amended and Restated Master Services Agreement, dated as of March 31, 2020, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Corporation and others–incorporated by reference from Exhibit 10.12 of our company’s Form 6-K filed April 2, 2020.

4.3
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference to Exhibit 4.3 to the partnership’s Annual Report on Form 20 F filed March 28, 2014.

4.4
Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.–incorporated by reference from Exhibit 4.5 to the partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5
Rights Agreement, dated March 31, 2020, by and between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Wilmington Trust, National Association–incorporated by reference from Exhibit 10.1 of our company’s Form 6-K filed on April 2, 2020.

4.6
Registration Rights Agreement, dated March 31, 2020, by and between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation) –incorporated by reference from Exhibit 10.2 of our company’s Form 6-K filed on April 2, 2020.

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

268        Brookfield Infrastructure Corporation

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

4.18
Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.- incorporated by reference to Exhibit 4.18 to our company’s Annual Report on Form 20-F filed March 9, 2022.

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
15.2
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of its audit reports on the consolidated financial statements of Brookfield Infrastructure Corporation into the Registration Statement on Form F-3 No. 333-255051.*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
Brookfield Infrastructure Corporation     269

101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
270        Brookfield Infrastructure Corporation

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 17, 2023	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
Brookfield Infrastructure Corporation     271

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2022
and 2021 and for the years ended December 31, 2022, 2021 and 2020	F-6
F-1 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the “Company") as of December 31, 2022 and 2021, the related consolidated statements of operating results, comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.
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
March 17, 2023

We have served as the Company’s auditor since 2019.

F-3 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Corporation and subsidiaries (the “Company") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 17, 2023, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 17, 2023
F-5 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2022	As of December 31, 2021
Assets
Cash and cash equivalents	6, 7	$445	$469
Financial Assets	6	57	—
Accounts receivable and other	6, 8	499	448
Due from Brookfield Infrastructure	6, 23	566	1,093
Current assets		1,567	2,010
Property, plant and equipment	9	4,718	4,803
Intangible assets	10	2,847	2,687
Investments in associates	11	428	—
Goodwill	12	518	489
Financial assets	6	40	30
Other assets	8	17	15
Deferred income tax asset	20	43	52
Total assets		$10,178	$10,086
Liabilities and Equity
Liabilities
Accounts payable and other	6, 13	$781	$605
Non-recourse borrowings	6, 15	328	—
Financial liabilities	6, 14	72	995
Loans payable to Brookfield Infrastructure	6, 23	26	131
Exchangeable and class B shares	6, 14, 19	3,426	4,466
Current liabilities		4,633	6,197
Non-recourse borrowings	6, 15	4,249	3,556
Other liabilities	13	119	119
Deferred income tax liability	20	1,538	1,638
Total liabilities		10,539	11,510
Equity
Brookfield Infrastructure Partners L.P (1)	19	(1,119)	(2,127)
Non-controlling interests	16	758	703
Total equity		(361)	(1,424)
Total liabilities and equity		$10,178	$10,086

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

Brookfield Infrastructure Corporation F-6

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2022	2021	2020
Revenues	17	$1,886	$1,643	$1,430
Direct operating costs	9, 10, 18	(542)	(526)	(527)
General and administrative expenses		(69)	(49)	(33)
		1,275	1,068	870
Interest expense	14	(544)	(294)	(214)
Share of earnings from investments in associates	11	4	—	—
Remeasurement of exchangeable and class B shares	14	1,058	(447)	(511)
Mark-to-market on hedging items and foreign currency revaluation		49	(11)	(61)
Other income (expense)		39	116	(47)
Income before income tax		1,881	432	37
Income tax (expense) recovery
Current	20	(341)	(234)	(167)
Deferred	20	79	(171)	(102)
Net income (loss)		$1,619	$27	$(232)

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$1,094	$(368)	$(552)
Non-controlling interests		525	395	320

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

F-7 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2022	2021	2020
Net income (loss)		$1,619	$27	$(232)
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	9	100	134	215
Taxes on the above	20	(25)	(121)	(67)
		75	13	148

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(163)	(99)	(493)
Cash flow hedge	6	(58)	—	5
Taxes on the above items	20	11	—	(1)
Share of earnings from investments in associates	11	27	—	—
		(183)	(99)	(489)
Total other comprehensive loss		(108)	(86)	(341)
Comprehensive income (loss)		$1,511	$(59)	$(573)

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$1,008	$(373)	$(536)
Non-controlling interests		503	314	(37)

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

Brookfield Infrastructure Corporation F-8

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net income	—	1,094	—	—	1,094	525	1,619
Other comprehensive loss		—	—	(86)	(86)	(22)	(108)
Comprehensive income (loss)	—	1,094	—	(86)	1,008	503	1,511
Distributions to non-controlling interests	—	—	—	—	—	(448)	(448)
Balance as at December 31, 2022	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2021	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)
Net (loss) income	—	(368)	—	—	(368)	395	27
Other comprehensive loss		—	—	(5)	(5)	(81)	(86)
Comprehensive (loss) income	—	(368)	—	(5)	(373)	314	(59)
Distributions to non-controlling interests	—	—	—	—	—	(425)	(425)
Acquisition of non-controlling interests(2)	—	—	—	—	—	(281)	(281)
Other items(2),(3)	—	142	(32)	(142)	(32)	(55)	(87)
Balance as at December 31, 2021	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 5, Acquisition of Businesses for further details.
(3)Refer to Note 4, Disposition of Businesses for further details

F-9 Brookfield Infrastructure Corporation

US$ MILLIONS	Combined share capital	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Equity attributable to parent company	Non-controlling interests	Total equity
Balance as at January 1, 2020	$431	$—	$585	$115	$523	$1,654	$1,623	$3,277
Net (loss) income	—	—	(552)	—	—	(552)	320	(232)
Other comprehensive income (loss)	—		—	—	16	16	(357)	(341)
Comprehensive (loss) income	—	—	(552)	—	16	(536)	(37)	(573)
Distributions to, net of contributions from, Brookfield Infrastructure Partners L.P.	(33)	—	—	—	—	(33)	—	(33)
Distributions to non-controlling interests	—	—	—	—	—	—	(436)	(436)
Reorganization(2)	(398)	—	—	(2,462)	—	(2,860)	—	(2,860)
Share issuance	—	53	—	—	—	53	—	53
Balance as at December 31, 2020	$—	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)

(1)Refer to Note 21 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 3(b), Basis of Presentation and Significant Accounting Policies for further details.

Brookfield Infrastructure Corporation F-10

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2022	2021	2020
Operating Activities
Net income (loss)		$1,619	$27	$(232)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	11	29	—	—
Depreciation and amortization expense	9, 10	211	236	283
Mark-to-market on hedging items and other	6	(2)	(77)	110
Remeasurement of exchangeable and class B shares	14	(1,058)	447	511
Deferred income tax (recovery) expense	20	(79)	171	102
Changes in non-cash working capital, net	26	173	35	(44)
Cash from operating activities		893	839	730

Investing Activities
Disposal of subsidiaries, net of cash disposed	4	—	817	—
Investment in associates	11	(455)	—	—
Purchase of long-lived assets	9, 10	(525)	(417)	(416)
Disposal of long-lived assets	9, 10	4	2	17
Purchase of financial assets		(71)
Settlement of foreign exchange and other hedging items	6	—	(76)	—
Cash (used by) from investing activities		(1,047)	326	(399)

Financing Activities
Exchangeable shares issued, net of costs	6, 14	—	128	—
Distributions to Brookfield Infrastructure Partners L.P.(1)		—	—	(33)
Distributions to non-controlling interests		(448)	(425)	(436)
Acquisition of partial interest from non-controlling interest	5	—	(283)	—
Proceeds from non-recourse borrowings	15	2,143	377	551
Repayment of non-recourse borrowings	15	(1,060)	(211)	(380)
Repayment from Brookfield Infrastructure	23	605	15	—
Repayment to Brookfield Infrastructure	23	(138)	(469)	(19)
Settlement of deferred consideration	14	(1,106)	—	—
Cash from (used by) financing activities		(4)	(868)	(317)

Cash and cash equivalents
Change during the year		(158)	297	14
Impact of foreign exchange on cash		134	(20)	(26)
Balance, beginning of year		469	192	204
Balance, end of year		$445	$469	$192

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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 1.  ORGANIZATION AND DESCRIPTION OF OUR COMPANY
a)Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil, Australia and the United Kingdom (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation (“Brookfield”), formerly Brookfield Asset Management Inc., is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
b)Special Distribution of our Company
On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby limited partnership unitholders of the partnership as of March 20, 2020 (the “Record Date”) received one exchangeable share for every nine limited partnership units (“units”) held.
Immediately prior to the special distribution, a subsidiary of the partnership, Brookfield Infrastructure L.P. (“Holding LP”), completed a distribution of the exchangeable shares to all the holders of its equity units (the “Holding LP Distribution”). As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries (other than entities within our group) received approximately 20.6 million exchangeable shares, and (ii) the partnership received approximately 48.9 million exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company. The class C shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Further details of the credit agreements with Brookfield Infrastructure are described in Note 23, Related Party Transactions.
F-13 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
v)Other arrangements with Brookfield
Subsidiaries of Brookfield provide management services to our company pursuant to the partnership’s existing Master Services Agreement. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for reimbursing the partnership for our proportionate share of the total base management fee.
Further details of the Master Services Agreements are described in Note 23, Related Party Transactions.
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2022	2021	2020	2022	2021	2020
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation(1)	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	28	92	92	90

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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 3.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
These consolidated financial statements were authorized for issuance by the Board of Directors of our company on March 17, 2023.
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
(i)Subsidiaries
These consolidated financial statements include the accounts of our company and subsidiaries over which our company has control. Subsidiaries are consolidated from the date of acquisition, being the date on which our company obtains control, and continue to be consolidated until the date when control is lost. Our company (investor) controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
F-15 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity in addition to changes in ownership interests. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.
(ii)Associates
Associates are entities over which our company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. Our company accounts for investments over which it has significant influence using the equity method, and are recorded as Investments in associates on the Consolidated Statements of Financial Position.
Interests in investments accounted for using the equity method are initially recorded at cost. If the cost of the associate is lower than the proportionate share of the investment’s underlying fair value, our company records a gain on the difference between the cost and the underlying fair values of the identifiable net assets of the associate. If the cost of the associate is greater than our company’s proportionate share of the underlying fair value, goodwill and other adjustments arising from the purchase price allocation relating to the associate is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of our company’s interest in an investee is adjusted for our company’s share of comprehensive income or loss and distributions from the investee.
Profits or losses resulting from transactions with an associate are recognized in the consolidated financial statements based on the interests of unrelated investors in the associate.
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

Brookfield Infrastructure Corporation F-16

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

F-17 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

Brookfield Infrastructure Corporation F-18

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-19 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the estimated useful life of the underlying infrastructure with approximately 30 years remaining, on average.

Brookfield Infrastructure Corporation F-20

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-21 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

Brookfield Infrastructure Corporation F-22

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-23 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
q)Earnings per Share
Our company‘s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 14, Financial Liabilities, and Note 19, Equity, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.

Brookfield Infrastructure Corporation F-24

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
r)Operating Segments

IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Our company has one operating segment, utilities, comprised of our U.K. regulated distribution operation, our Brazilian regulated gas transmission operation and our Australian regulated utility.

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
F-25 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

Brookfield Infrastructure Corporation F-26

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 4.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2021

a) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our company received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income (expense) on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our company. Our company’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Equity. Our company’s share of net losses relating to previous foreign exchange movements of $17 million was reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.

NOTE 5.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2021

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

F-27 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

Brookfield Infrastructure Corporation F-28

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$445	$445
Accounts receivable and other (current and non-current)	—	441	441
Financial assets(1)	97	—	97
Due from Brookfield Infrastructure	—	566	566
Total	$97	$1,452	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$—	$589	$589
Non-recourse borrowings (current and non-current)	—	4,577	4,577
Exchangeable and class B shares(2)	—	3,426	3,426
Financial liabilities(1)	72	—	72
Loans payable to Brookfield Infrastructure	—	26	26
Total	$72	$8,618	$8,690

(1)Derivative instruments which are elected for hedge accounting totaling $97 million are included in financial assets and $72 million are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 19, Equity.

F-29 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 19, Equity.

Brookfield Infrastructure Corporation F-30

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides the carrying values and fair values of financial instruments as at December 31, 2022 and December 31, 2021:

	Dec. 31, 2022		Dec. 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$445	$445	$469	$469
Accounts receivable and other	441	441	402	402
Financial assets	97	97	30	30
Due from Brookfield Infrastructure	566	566	1,093	1,093
Total	$1,549	$1,549	$1,994	$1,994

	Dec. 31, 2022		Dec. 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$589	$589	$416	$416
Non-recourse borrowings (current and non-current)(1)	4,577	4,303	3,556	3,627
Exchangeable and class B shares(2)	3,426	3,426	4,466	4,466
Financial liabilities	72	72	995	995
Loans payable to Brookfield Infrastructure	26	26	131	131
Total	$8,690	$8,416	$9,564	$9,635

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
F-31 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2022, pre-tax net unrealized losses of $58 million (2021: gains of $nil, 2020: gains of $5 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2022, there was a net derivative asset balance of $25 million relating to derivative contracts designated as cash flow hedges (2021: $30 million).
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
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2022	Dec. 31, 2021
Interest rate swaps & other	Level 2(1)
Financial assets		$97	$30
Financial liabilities		72	—

(1)Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.

Brookfield Infrastructure Corporation F-32

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 7.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2022	2021
Cash	$4	$43
Cash equivalents(1)	441	426
Total cash and cash equivalents	$445	$469

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 8.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2022	2021
Current:
Accounts receivable(1)	$441	$402
Prepayments & other assets	58	46
Total current	$499	$448

Non-current:
Other assets	$17	$15
Total non-current	$17	$15

(1)Includes $254 million (2021: $210 million) receivable from one customer. Please refer to Note 17 for revenues attributable to this customer.
F-33 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 9.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2021	$4,197	$(719)	$1,633	$5,111
Additions, net of disposals	367	10	—	377
Assets held by subsidiaries disposed during the period(1)	(599)	163	(217)	(653)
Non-cash additions	(1)	(3)	—	(4)
Depreciation expense	—	(128)	—	(128)
Fair value adjustments	—	—	134	134
Net foreign currency exchange differences	(29)	4	(9)	(34)
Balance at December 31, 2021	$3,935	$(673)	$1,541	$4,803
Additions, net of disposals	435	5	—	440
Non-cash additions	7	(4)	—	3
Depreciation expense	—	(110)	—	(110)
Fair value adjustments	—	—	100	100
Net foreign currency exchange differences	(430)	75	(163)	(518)
Balance at December 31, 2022	$3,947	$(707)	$1,478	$4,718

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
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022 and 2021. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2022				Dec. 31, 2021
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	7%	18x	10 yrs	Discounted cash flow model	7%	20x	10 yrs
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our company has classified all property, plant and equipment under level 3 of the fair value hierarchy.
Brookfield Infrastructure Corporation F-34

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
At December 31, 2022, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $100 million (2021: $134 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by stable cash flows as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections added during the year and increased tariffs.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $3,449 million as at December 31, 2022 (2021: $3,464 million).
NOTE 10.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Cost	$3,629	$3,332
Accumulated amortization	(782)	(645)
Total	$2,847	$2,687
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Brazilian regulated gas transmission operation	$2,816	$2,645
U.K. regulated distribution operation	31	42
Total	$2,847	$2,687
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
F-35 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2022. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Cost at beginning of the year	$3,332	$3,527
Additions, net of disposals	81	38
Non cash additions	—	5
Foreign currency translation	216	(238)
Cost at end of year	$3,629	$3,332

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Accumulated amortization at beginning of year	$(645)	$(579)
Amortization	(101)	(108)
Foreign currency translation	(36)	42
Accumulated amortization at end of year	$(782)	$(645)

NOTE 11.  INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

For the year ended
US$ MILLIONS	Dec. 31, 2022
Balance at the beginning of the period	$—
Acquisitions	455
Share of earnings	4
Foreign currency translation & other	(25)
Share of other comprehensive income	27
Distributions	(33)
Ending Balance	$428

In February 2022, our company acquired an approximate 8% interest in an Australian regulated utility, AusNet Services Ltd (“AusNet”) for $455 million. Based on our ownership interest and governance rights retained, our company equity accounts for the entity.

Brookfield Infrastructure Corporation F-36

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

The following tables present the gross assets and liabilities of our company’s investments in associates:

		As at December 31, 2022
		Total							Attributable to
US$ MILLIONS	Ownership Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	8%	$211	$13,330	$13,541	$302	$7,716	$8,018	$5,523	$5,095	$428
Total		$211	$13,330	$13,541	$302	$7,716	$8,018	$5,523	$5,095	$428
The following tables present the gross amounts of revenue, net income, other comprehensive income from our company’s investments in associates:

	Year ended December 31, 2022
	Total				Net income attributable to the Partnership
US$ MILLIONS	Revenue	Net Income(1)	OCI	Total Comprehensive Income
Australian regulated utility	$1,227	$57	$21	$78	$4
Total	$1,227	$57	$21	$78	$4

(1)Total net income for the year ended December 31, 2022 includes acquisition-related transaction costs of $105 million.

The following tables present the cash flow activities of our company’s investments in associates for the years ended:

	Year ended December 31, 2022
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	$427	$(452)	$(162)	$(187)	$(172)	$(15)
Total	$427	$(452)	$(162)	$(187)	$(172)	$(15)
F-37 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 12.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Balance at beginning of the year	$489	$528
Foreign currency translation and other	29	(39)
Balance at end of the year	$518	$489
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2022, the carrying amount of each cash generating unit was determined to not exceed its recoverable amount.
Goodwill is allocated to the following cash generating units or group of cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
U.K. regulated distribution operation	$30	$33
Brazilian regulated gas transmission operation	488	456
Total	$518	$489
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 9% to 14%, terminal value multiples of 11x to 15x and discrete cash flow periods from 10 to 19 years.

Brookfield Infrastructure Corporation F-38

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 13.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Current:
Accounts payable	$44	$39
Accrued & other liabilities	562	413
Deferred revenue(1)	175	153
Total current	$781	$605

Non-current:
Deferred revenue(1)	$77	$89
Provisions & other liabilities	42	30
Total non-current	$119	$119

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2022, 69% is estimated to be realized during 2023 and 31% during 2024.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 25, Financial Risk Management.
NOTE 14.  FINANCIAL LIABILITIES

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Current:
Inflation swaps	$72	$—
Deferred consideration	—	995
Total current financial liabilities	$72	$995

Non-current:
Inflation swaps	$—	$—
Total non-current financial liabilities	$—	$—

Deferred consideration
Deferred consideration was related to the April 4, 2017 acquisition of Nova Transportadora do Sudeste S.A. (“NTS”), our Brazilian regulated gas transmission business. The deferred consideration was denominated in U.S. dollars and accrued interest at 3.35% compounded annually. The financial liability was measured at amortized cost and was settled on April 4, 2022, the fifth anniversary of the date of acquisition.

F-39 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Exchangeable shares, class B shares and class C shares
The exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, exchangeable and class B shares are recognized at their fair value. Subsequent to initial recognition, the exchangeable and class B shares are recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one unit of the partnership.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2022, our company issued 427,643 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
In November 2021, our company issued 3.2 million exchangeable shares in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
During the year ended December 31, 2022, our shareholders exchanged 17,512 exchangeable shares for an equal number of units. As at December 31, 2022, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $30.99 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $158 million on its exchangeable shares outstanding during the year ended December 31, 2022 (2021: $115 million, 2020: $66 million). Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.
On June 10, 2022, our group completed a three-for-two split of partnership units, BIPC Exchangeable LP Units, BIP Exchange LP units, exchangeable shares, class B shares and class C shares, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. All historical units/shares and per unit/share disclosures have been adjusted to effect for the change in units/shares due to the splits.

Brookfield Infrastructure Corporation F-40

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2021	67,441,451	2	$2,221
Share issuance(1)	42,195,641	—	1,776
Share issuance - BIPC Exchangeable LP Unit exchanges	556,997	—	23
Shares exchanged to units	(36,549)	—	(1)
Remeasurement of liability	—	—	447
Balance at December 31, 2021	110,157,540	2	$4,466
Share issuance - BIPC Exchangeable LP Unit exchanges	427,643	—	19
Shares exchanged to units	(17,512)	—	(1)
Remeasurement of liability	—	—	(1,058)
Balance at December 31, 2022	110,567,671	2	$3,426

(1)     During the year ended December 31, 2021, our company issued 3.2 million shares in exchange for net cash consideration of $128 million. The remaining shares were issued to subsidiaries of the partnership in exchange for non-cash consideration including loans receivable and settlements of loan payable.
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 19, Equity, for further details related to class C shares.
F-41 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 15.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Current	$328	$—
Non-current	4,249	3,556
Total	$4,577	$3,556
Non-recourse borrowings increased by $1.0 billion since December 31, 2021. The increase is primarily attributable to debt raised by our Brazilian regulated gas transmission business in connection with financing our deferred consideration obligation settled on April 4, 2022.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2023	$330
2024	178
2025	439
2026	423
2027	369
Thereafter	2,856
Total principal repayments	4,595
Deferred financing costs and other	(18)
Total - Dec. 31, 2022	$4,577
Total - Dec. 31, 2021	$3,556

Brookfield Infrastructure Corporation F-42

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2022	2021
Weighted average interest rates	8%	4%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2022	Local Currency		Dec. 31, 2021	Local Currency
U.S. dollars	$1,049	USD	$1,049	$300	USD	$300
British pounds	2,003	GBP	1,658	2,043	GBP	1,510
Brazilian real	1,543	BRL	8,047	1,220	BRL	6,807

(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2022	Cash Flows	Foreign Exchange Movement	Dec. 31, 2021
Non-recourse borrowings	4,577	1,083	(62)	3,556

US$ MILLIONS	Dec. 31, 2021	Cash Flows	Foreign Exchange Movement	Dec. 31, 2020
Non-recourse borrowings	3,556	166	(87)	3,477

NOTE 16.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Financial Position:

	As of December 31, 2022
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$264	$4,821	$690	$2,864	$298	$1,233
Brazilian regulated gas transmission operation	737	3,362	486	3,034	460	119
Total	$1,001	$8,183	$1,176	$5,898	$758	$1,352
F-43 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	As of December 31, 2021
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
U.K. regulated distribution operation	$249	$4,961	$316	$3,285	$314	$1,295
Brazilian regulated gas transmission operation	668	3,115	1,278	2,028	389	88
Total	$917	$8,076	$1,594	$5,313	$703	$1,383

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Operating Results:

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$572	$19	$(20)	$75	$(78)
Brazilian regulated gas transmission operation	1,314	506	(2)	225	(1)
Total	$1,886	$525	$(22)	$300	$(79)

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$569	$34	$6	$138	$26
Brazilian regulated gas transmission operation	1,074	361	(87)	150	(31)
Total	$1,643	$395	$(81)	$288	$(5)

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
U.K. regulated distribution operation	$488	$11	$42	$46	$167
Brazilian regulated gas transmission operation	942	309	(399)	116	(152)
Total	$1,430	$320	$(357)	$162	$15

Brookfield Infrastructure Corporation F-44

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2022			Year ended December 31, 2021
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
U.K. regulated distribution operation	$293	$(432)	$101	$273	$344	$(582)
Brazilian regulated gas transmission operation	783	(80)	(824)	768	(32)	(473)
Total	$1,076	$(512)	$(723)	$1,041	$312	$(1,055)

	Cash Flow Activities
	Year ended December 31, 2020
US$ MILLIONS	Operating	Investing	Financing
U.K. regulated distribution operation	$241	$(372)	$133
Brazilian regulated gas transmission operation	634	(34)	(588)
Total	$875	$(406)	$(455)
F-45 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 17.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Gas Transmission	$1,314	$1,074	$942
Distribution	372	374	346
Connections	171	167	118
Other	29	28	24
Total	$1,886	$1,643	$1,430
During the year ended December 31, 2022, revenues benefited from inflationary tariff increases and capital commissioned into rate base. These benefits were partially offset by the depreciation of the British pound.
b)Revenues from external customers
The following table disaggregates revenues by geographical region.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Brazil	$1,314	$1,074	$942
United Kingdom	572	569	488
	$1,886	$1,643	$1,430
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2022, revenue generated from this customer was $1,314 million (2021: $1,074 million, 2020: $942 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Brazil	$3,362	$3,115
United Kingdom	4,821	4,961
Australia	428	—
	$8,611	$8,076

Brookfield Infrastructure Corporation F-46

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 18.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2022, 2021 and 2020.

US$ MILLIONS	2022	2021	2020
Depreciation and amortization	$211	$236	$283
Transportation and distribution	184	162	145
Operations and maintenance	56	49	39
Compensation	59	44	34
Cost of inventory	5	8	4
Other	27	27	22
Total	$542	$526	$527
NOTE 19.  EQUITY
Our company’s equity is comprised of the following shares:

	Class C Shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2021	2,103,677	$53
Share issuance	—	—
Balance at December 31, 2021	2,103,677	$53
Share issuance	—	—
Balance at December 31, 2022	2,103,677	$53
In conjunction with the special distribution, our company issued approximately 69.5 million exchangeable shares, 2 class B share and 2.1 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 14, Financial Liabilities, for further details related to exchangeable and class B shares.
The value of share capital, which relates to the class C shares, is determined based on the opening price of a unit on March 31, 2020, the date of the special distribution.
F-47 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 20.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company and its corporate subsidiaries, and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2022	2021
Deferred income tax assets
Financial instruments and other	$41	$17
Tax losses carried forward	37	43
	$78	$60
Deferred income tax liabilities
Long-lived assets	$(1,573)	$(1,646)
Net deferred income tax liabilities	$(1,495)	$(1,586)
Reflected in the statement of financial position as follows:
Deferred tax assets	$43	$52
Deferred tax liabilities	(1,538)	(1,638)
Net deferred tax liabilities	$(1,495)	$(1,586)

Brookfield Infrastructure Corporation F-48

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The deferred tax asset related to losses available for carry forward includes $37 million (2021: $43 million) of tax benefits that have been recognized based on projections of future taxable profits.
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2022	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2022
Deferred tax assets related to non-capital losses and capital losses	$43	$(1)	$—	$(5)	$—	$37
Deferred tax liabilities related to differences in tax and book basis, net	(1,629)	80	(14)	31	—	(1,532)
Net deferred tax liabilities	$(1,586)	$79	$(14)	$26	$—	$(1,495)

		Recognized in
US$ MILLIONS	Jan. 1, 2021	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2021
Deferred tax assets related to non-capital losses and capital losses	$34	$9	$—	$—	$—	$43
Deferred tax liabilities related to differences in tax and book basis, net	(1,434)	(180)	(121)	66	40	(1,629)
Net deferred tax liabilities	$(1,400)	$(171)	$(121)	$66	$40	$(1,586)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital losses for which no deferred income tax assets have been recognized is approximately $86 million (2021: $81 million). Deferred tax assets not recognized relating to non-capital losses of $2 million (2021: $3 million) will be carried forward indefinitely and $84 million (2021: $78 million) will be carried forward for greater than five years from the reporting date.
F-49 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Tax expense comprises:
Current income tax expense	$341	$234	$167
Deferred income tax expense
Origination and reversal of temporary differences	16	59	67
Change in tax rates or the imposition of new taxes	—	96	27
Deferred tax assets (recognized)/not recognized	(95)	16	8
Total income tax expense	$262	$405	$269
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$1,881	$432	$37
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	576	179	70
Change in tax rates and new legislation	—	96	27
International operations subject to different tax rates	(1)	(2)	(3)
Taxable income attributable to non-controlling interests	(2)	(4)	(5)
Portion of gains subject to different tax rates	—	(37)	—
Deferred tax assets (recognized)/not recognized	(95)	16	8
Foreign exchange	12	2	17
Non-deductible dividends on exchangeable shares	42	30	18
Non-deductible remeasurement adjustments on exchangeable and class B shares	(280)	119	136
Permanent differences and other	10	6	1
Income tax expense recognized in profit or loss	$262	$405	$269
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$25	$121	$67
Cash flow hedges	(19)	—	1
Other	8
Total income tax recognized directly in other comprehensive income	$14	$121	$68

Brookfield Infrastructure Corporation F-50

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$1,077	$(542)	$4	$—	$539
Other comprehensive income (loss)	10	(15)	—	—	(5)
Other items(1)	(142)	—	—	—	(142)
Balance at December 31, 2021	$945	$(557)	$4	$—	$392
Other comprehensive income (loss)	60	(152)	(21)	27	(86)
Balance at December 31, 2022	$1,005	$(709)	$(17)	$27	$306

(1)In relation to the disposition of our smart meters business in the U.K., $142 million of accumulated revaluation surplus (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Equity. Refer to Note 4, Disposition of Businesses, for further details.

NOTE 22.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2022, our company had $636 million (2021: $726 million) of commitments outstanding, of which 21% mature in less than one year, 48% between two and five years, and 31% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, the partnership pays a base management fee to certain service providers (the “Service Providers”), which are subsidiaries of Brookfield, equal to 0.3125% per quarter (1.25% annually) of the combined market value of the partnership and our company. Our company reimburses the partnership for our proportionate share of the management fee. The fee attributable to our company is recorded on the Consolidated Statements of Operating Results in general and administrative expenses. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
F-51 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 23.  RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent Brookfield’s subsidiary and operating entities.
Since inception, the partnership has had a management agreement, the Master Services Agreement, with the Service Providers which are subsidiaries of Brookfield.
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
The base management fee attributable to our company was $63 million for the year ended December 31, 2022 (2021: $45 million, 2020: $30 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2022, revenues of less than $1 million were generated (2021: less than $1 million, 2020: less than $1 million) and $nil expenses were incurred (2021: $nil, 2020: $nil).
Our company is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, CDOR, or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2022, $nil (December 31, 2021: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.

Brookfield Infrastructure Corporation F-52

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2022, $nil (December 31, 2021: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of our company, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation (“BIPIC”), as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
As at December 31, 2022, the balance outstanding on our deposit receivable was $566 million (2021: $1,093 million). The balance decreased from December 31, 2021 due to net repayments from Brookfield Infrastructure and the impact of foreign exchange. The deposit accrues interest at 0.2% per annum. As at December 31, 2022, the demand deposit payable to Brookfield Infrastructure was $26 million (2021: $131 million) following settlements of $105 million during the year. The deposit payable accrues interest at 0.2% per annum. Interest incurred on the deposit payable to Brookfield Infrastructure during the year ended December 31, 2022 was less than $1 million (2021: $32 million).
As at December 31, 2022, our company had accounts payable of $6 million (2021: $5 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $10 million (2021: $20 million) from subsidiaries of Brookfield Infrastructure.
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results.

F-53 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 24.  DERIVATIVE FINANCIAL INSTRUMENTS
Our company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of our company’s derivative positions at December 31, 2022 and 2021 were as follows:

		As of December 31,
US$ MILLIONS	Note	2022	2021
Interest rate swaps and other	(a)	$993	$272
		$993	$272
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2022 and 2021:

US$ MILLIONS	Unrealized Gains During 2022	Unrealized Losses During 2022	Net Change During 2022	Net Change During 2021
Interest rate swaps and other	$—	$(58)	$(58)	$—
	$—	$(58)	$(58)	$—
(a)Interest Rates
At December 31, 2022, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $993 million (2021: $272 million).

Brookfield Infrastructure Corporation F-54

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2022 and the comparative notional amounts at December 31, 2021. Our Company’s derivative instruments qualify for hedge accounting:

	2022				2021
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Interest rate swaps and other	$543	$225	$225	$993	$272
	$543	$225	$225	$993	$272
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2022 and 2021 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2022			2021
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$993	$(58)	$—	$272	$—	$—
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
F-55 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 25.  FINANCIAL RISK MANAGEMENT
Our company is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:

(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2021.
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2022	2021
Non-recourse borrowings	$4,577	$3,556
Cash and cash equivalents	(445)	(469)
Net debt	4,132	3,087
Exchangeable and class B shares	3,426	4,466
Loans payable to Brookfield Infrastructure	26	131
Total equity	(361)	(1,424)
Total capital and net debt	$7,223	$6,260
Net debt to capitalization ratio	57%	49%
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

Brookfield Infrastructure Corporation F-56

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2022
US$ MILLIONS
Accounts payable and other liabilities	$586	$2	$1	$—	$589
Non-recourse borrowings	330	178	1,231	2,856	4,595
Financial liabilities	72	—	—	—	72
Exchangeable and class B shares	3,426	—	—	—	3,426
Loans payable to Brookfield Infrastructure	26	—	—	—	26
Interest Expense:
Non-recourse borrowings	133	67	179	333	712

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2021
US$ MILLIONS
Accounts payable and other liabilities	$414	$2	$—	$—	$416
Non-recourse borrowings	—	1,276	271	2,016	3,563
Financial liabilities	995	—	—	—	995
Exchangeable and class B shares	4,466	—	—	—	4,466
Loans payable to Brookfield Infrastructure	131	—	—	—	131
Interest Expense:
Non-recourse borrowings	98	73	195	395	761

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
F-57 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The sensitivity analyses below reflect our company’s exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 50 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assume a 50 basis point change to reflect the current methodology employed by our company in assessing interest rate risk. Such parallel shift in the yield curve by 50 basis points would have had the following impact, assuming all other variables were held constant:

	2022
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$4	$(4)
Other comprehensive income to the partnership(1)	—	—

(1)Net income and other comprehensive income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Basis of Presentation and Significant Accounting Policies, for further details.
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

Brookfield Infrastructure Corporation F-58

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The tables below set out our company’s currency exposure at December 31, 2022, 2021 and 2020:

2022
US$ MILLIONS	GBP	BRL	AUD	Total
Assets:
Current assets	$264	$737	$—	$1,001
Non-current assets	4,821	3,362	428	8,611
	$5,085	$4,099	$428	$9,612
Liabilities:
Current liabilities	$690	$486	$—	$1,176
Non-current liabilities	2,864	3,034	—	5,898
	$3,554	$3,520	$—	$7,074
Non-controlling interest	298	460	—	758
Net investment attributable to Brookfield Infrastructure	$1,233	$119	$428	$1,780

2021
US$ MILLIONS	GBP	BRL	AUD	Total
Assets:
Current assets	$249	$668	$—	$917
Non-current assets	4,961	3,115	—	8,076
	$5,210	$3,783	$—	$8,993
Liabilities:
Current liabilities	$316	$1,278	$—	$1,594
Non-current liabilities	3,285	2,028	—	5,313
	$3,601	$3,306	$—	$6,907
Non-controlling interest	314	389	—	703
Net investment attributable to Brookfield Infrastructure	$1,295	$88	$—	$1,383

2020
US$ MILLIONS	GBP	BRL	AUD	Total
Assets:
Current assets	$181	$405	$—	$586
Non-current assets	5,264	3,494	—	8,758
	$5,445	$3,899	$—	$9,344
Liabilities:
Current liabilities	$333	$203	$—	$536
Non-current liabilities	3,241	2,772	—	6,013
	$3,574	$2,975	$—	$6,549
Non-controlling interest	367	783	—	1,150
Net investment attributable to Brookfield Infrastructure	$1,504	$141	$—	$1,645

F-59 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

	Impact on Net Income
	2022		2021		2020
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(8)	$8	$(6)	$6	$(5)	$5
USD/BRL	(23)	23	(15)	15	(12)	12
USD/AUD	(1)	1	—	—	—	—

	Impact on Parent Equity
	2022		2021		2020
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(123)	$123	$(130)	$130	$(150)	$150
USD/BRL	(12)	12	(9)	9	(14)	14
USD/AUD	(43)	43	—	—	—	—
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
Brookfield Infrastructure Corporation F-60

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Our company does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics other than those described in Note 17, Revenues. Based on our review of key counterparties, we do not have any significant changes in credit losses at this time. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. Exposure to credit risk is limited to the carrying amount of the assets on the Consolidated Statements of Financial Position.

NOTE 26.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Interest paid	$554	$261	$222
Income taxes paid	$292	$165	$135
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Accounts receivable	$(61)	$(91)	$(71)
Accounts payable and other	234	126	27
Changes in non-cash working capital, net	$173	$35	$(44)

F-61 Brookfield Infrastructure Corporation