Form 20-F
period 2023-12-31
Brookfield Infrastructure Corp
filed 2024-03-18
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2023
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
131,872,066 Class A Exchangeable Subordinate Voting Shares as of December 31, 2023
2 Class B Multiple Voting Shares as of December 31, 2023
11,117,660 Class C Non-Voting Shares as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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
•“AUM” are to assets under management;
•“BCBCA” are to the Business Corporations Act (British Columbia);
•“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;
•“BIPC” are to Brookfield Infrastructure Corporation;
•“BIPC Exchange LP” are to Brookfield Infrastructure Corporation Exchange Limited Partnership, a subsidiary of the partnership;
•“BIPC Exchangeable LP Units” are to the exchangeable units of BIPC Exchange LP, which were issued in connection with the acquisition by the partnership and its institutional partners of Inter Pipeline Ltd. (“IPL” or “Inter Pipeline”), and which provide holders with economic terms that are substantially equivalent to BIPC exchangeable shares and are exchangeable, on a one-for-one basis, for exchangeable shares;
•“board” are to the board of directors of our company;
•“Brookfield” are to Brookfield Corporation and any affiliate of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Asset Management” are to Brookfield Asset Management Ltd.;
•“Brookfield Holders” are to Brookfield, Brookfield Reinsurance and their related parties;
Brookfield Infrastructure Corporation     1

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
•“Brookfield Personnel” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Reinsurance” are to Brookfield Reinsurance Ltd. and any subsidiary of Brookfield Reinsurance Ltd., as the context requires;
•“business” are to the infrastructure business of our company as described in Item 4.B “Business Overview”;
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
•“Exchange LP” are to Brookfield Infrastructure Partners Exchange L.P., a subsidiary of the partnership;
•“Exchange LP Units” are to the exchangeable units of Exchange LP, which were issued in connection with the partnership’s acquisition of an effective 30% interest in Enercare Inc., and which provide holders with economic terms that are substantially equivalent to the units and are exchangeable, on a one-for-one basis, for units;
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
•“Master Services Agreement” are to the amended and restated master services agreement dated as of February 29, 2024, among the Service Recipients, Brookfield Corporation, the Service Providers and others;
•“NAREIT” are to the National Association of Real Estate Investment Trusts, Inc.;
•“nominating and governance committee” are to the nominating and governance committee of the board;
•“non-resident holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Not Resident in Canada”;
•“Non-U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“NTS” are to Nova Transportadora do Sudeste S.A.;
Brookfield Infrastructure Corporation     3

•“NTS entities” are to collectively, the entities through which our company holds our interest in NTS;
•“NTS Voting Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — NTS Voting Agreement”;
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
•“rate base” are to a regulated or notionally stipulated asset base;
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
•“rights agent” are to Wilmington Trust, National Association;
•“Rights Agreement” have the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”;
•“Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002 (United States), as amended;
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;
4        Brookfield Infrastructure Corporation

•“SEDAR+” are to the System for Electronic Data Analysis and Retrieval at www.sedarplus.ca;
•“Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited, Brookfield Private Capital (DIFC) Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Corporation that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“shareholder” are to a holder of exchangeable shares;
•“SOFR” are to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York;
•“special distribution” are to the special distribution of the partnership to holders of units of one (1) exchangeable share per nine (9) units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”;
•“Tax Act” are to the Income Tax Act (Canada);
•“Treasury Regulations” are to the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code;
•“Triton Voting Agreement” has the meaning ascribed thereto under Item 7.B “Related Party Transactions — Relationship with Brookfield — Voting Agreements”;
•“TSX” are to the Toronto Stock Exchange;
•“U.K.” are to United Kingdom;
•“unitholder” are to a holder of units;
•“units” are to non-voting limited partnership units of the partnership, other than the preferred units;
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”; and
•“US HoldCo” are to Brookfield Infrastructure US Holdings I Corporation.
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

Although we believe that our anticipated future results, performance or achievements expressed or implied by these forward-looking statements and information are based on reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our group’s business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and information herein.

Factors that could cause our actual results to differ materially from those contemplated or implied by the forward-looking statements and information in this annual report on Form 20-F include, without limitation:

•commodity risks;

•alternative technologies could impact the demand for, or use of, the businesses and assets that our group owns and operates and could impair or eliminate the competitive advantage of our group’s businesses and assets;

•acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;

•the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;

•pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;

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

•changes in tax law and practice;

•general economic conditions and risks relating to the economy, including geopolitical concerns such as trade conflict and civil unrest, unfavorable changes in interest rates, political and economic policies, inflation and volatility in financial markets, as well as variable economic conditions in the markets where we operate;

•increasing political uncertainty, which may impact our ability to expand in certain markets;

•adverse changes in currency exchange rates;
8        Brookfield Infrastructure Corporation

•potential unavailability of credit on favorable terms, or at all;

•potential unfavorable changes in government policy and legislation;

•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;

•exposure to uninsurable losses and force majeure events;

•labor disruptions and economically unfavorable collective bargaining agreements;

•exposure to occupational health and safety related accidents;

•high levels of government regulation upon many of our group’s operating entities, including with respect to rates set for our regulated businesses;

•our group’s infrastructure business is at risk of becoming involved in disputes, possible litigation and governmental investigations;

•our ability to finance our operations due to the status of the capital markets;

•changes in our credit ratings;

•our operations may suffer a loss from fraud, bribery, corruption, sanctions violations or other illegal acts;

•new regulatory initiatives related to Environmental, Social and Governance (“ESG”) and/or sustainability;

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
Brookfield Infrastructure Corporation     9

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit of the partnership. We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. In addition to carefully considering the disclosure made in this annual report on Form 20-F, you should carefully consider the disclosure made by Brookfield Infrastructure in its continuous disclosure filings. Copies of the partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.
10        Brookfield Infrastructure Corporation

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

Risks Relating to Our Group’s Operations and the Infrastructure Industry
•Risks relating to demand for commodities, such as natural gas or minerals;
•Risks relating to impact of alternative technologies on our business;
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
•Risks relating to our use of technology and cyber-security attacks;
•     Risks relating to increasing environmental legislation and the broader impacts of climate change;
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets;
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements; and
•Risks relating to tolling and revenue collection systems.

Brookfield Infrastructure Corporation     11

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
•Risks relating to our Master Services Agreement, our organizational and ownership structure and our other arrangements with Brookfield and the Service Providers;
•Risks relating to the limited liability of the Service Providers to the partnership, our company and the other Service Recipients;
•Risks relating to breaches of the information barrier and related internal controls by Brookfield and/or Oaktree and other affiliates;
•Risks relating to our inability to terminate the Master Services Agreement; and
•Risks relating to our guarantees of certain debt obligations.

Risks Relating to our Company
•Risks relating to the company’s role as a holding company;
•Risks relating to our company being a “foreign private issuer” under U.S. securities laws.
•Risks relating to being deemed an “investment company” under the Investment Company Act.
•Risks relating to our failure to maintain effective internal controls;
•Risks relating to our group’s use of leverage and indebtedness, including compliance with any covenants that could restrict our ability to engage in certain types of activities or to make distributions to equity holders; and
•Risks relating to the acquisition of distressed companies which may subject our group to increased risks, including the incurrence of additional legal or other expenses.

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
•Risks relating to the Rights Agreement terminating on March 31, 2025;
•Risks related to foreign currency associated with our group’s distributions to non-U.S. unitholders;
•Risks relating to the ability to enforce service of process and enforcement of judgments against us and directors and officers of the Service Providers;
•Risks relating to our sole discretion to elect whether shareholders receive cash or units upon a liquidation, exchange or redemption event;
•Risks relating to the delisting of our exchangeable shares; and
•Risks relating to the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.

Risks Relating to Taxation
•Risks relating to United States and Canadian taxation, and the effects thereof on our group’s business and operations.

12        Brookfield Infrastructure Corporation

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
•Risks relating to fraud, bribery, corruption, sanctions violations, other illegal acts, inadequate or failed internal processes or systems, or from external events;
•Risks relating to contractual disputes and litigation;
•Risks relating to new ESG and/or sustainability regulatory initiatives;
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
Some of our group’s operating subsidiaries are critically linked to the transport or production of key commodities. While our group endeavors to protect against short to medium-term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and, in some cases, contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our group’s operating subsidiaries may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our group’s efforts to maximize contractual protections.

If a critical upstream or downstream business ceased to operate, this could materially impact our group’s financial performance or the value of one or more of our group’s operating businesses. In extreme cases, our group’s infrastructure could become redundant, resulting in an inability to recover a return on or of capital and potentially triggering covenants and other terms and conditions under associated debt facilities.
Brookfield Infrastructure Corporation     13

Alternative technologies could impact the demand for, or use of, the business and assets that our group’s entities own and operate and could impair or eliminate our group’s competitive advantage of our businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that our group owns and are operated by our group’s operating subsidiaries. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, changes in the materials used in construction may reduce the demand for iron ore and coal. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our group’s toll roads. If this were to happen, the competitive advantage of our group’s businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
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
14        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     15

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
Utilities, transport and energy operations, including our current operations and the operations of Brookfield Infrastructure, are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment. Any failure to make necessary capital expenditures to maintain our group’s operations in the future could impair the ability of our group’s operations to serve existing customers or accommodate increased volumes. In addition, our group may not be able to recover such investments based upon the rates our group’s operations are able to charge.
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
16        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     17

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
18        Brookfield Infrastructure Corporation

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
Some of our group’s transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in NTS, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our group’s influence over our group’s operating subsidiaries and may subject our group to additional obligations.
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
Brookfield Infrastructure Corporation     19

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
20        Brookfield Infrastructure Corporation

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
While supply chain disruptions that occurred in recent years did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.
Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Our group’s business relies on the use of technology, and as a result, our group may be exposed to cyber-security attacks.
Our group’s business places significant reliance on information systems and other technology. This technology includes our group’s computer systems used for information storage, processing, administrative and commercial functions and the operating plant and equipment used by our group’s business. In addition, our group’s business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners, third-party service providers and regulatory agencies are also important to our group’s operations. Our group’s business relies on this technology functioning as intended.
Brookfield Infrastructure Corporation     21

Our group’s information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us. We rely heavily on certain financial, accounting, communications and other data processing systems. We collect, store and use large amounts of sensitive information, including personally identifiable information, through our information technology systems.
Information technology systems used by our group’s business face ongoing cybersecurity threats and attacks, which could result in the failure of such systems. We may in the future be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology security, noting the increasing frequency, sophistication and severity of these kinds of incidents. In particular, the information technology systems used by our group’s business may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our group’s business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources including internal actors or unknown third parties. Further, unauthorized parties may also gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data.
The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our group’s business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against our group by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
In addition, the operating equipment used by our group’s business may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
A breach of our group’s cyber security measures or the failure or malfunction of any of our group’s computerized business systems, associated backup or data storage systems could cause our group to suffer a disruption in one or more parts of our group’s business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our group’s systems and those with whom our group does business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our group’s systems.
22        Brookfield Infrastructure Corporation

We are reliant on third party service providers for certain aspects of our business, including for certain information systems and technology platforms, trustee services, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our group’s businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our group’s ability to continue to operate our group’s businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our group’s own data centers. These risks also increase to the extent we engage with vendors and third-party service providers in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, our group may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although our group continues to develop measures to ensure the integrity of our systems, our group can provide no assurance that our efforts or those of third-party service providers will be successful in protecting our systems and preventing or ameliorating damage from such a cyber incident.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation ("GDPR") sets out data protection rules for individuals that are residents of the European Union (“E.U.”). GDPR imposes stringent rules and penalties for non-compliance. Other countries where we operate are enacting or amending data protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.
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
Brookfield Infrastructure Corporation     23

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
Brookfield is the sole shareholder of the partnership’s general partner and holds, directly and indirectly, approximately 9.9% of our exchangeable shares. In addition, Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest, and class C shares, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 77.5% voting interest in our company. As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which includes subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries, including NTS. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
24        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     25

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
As of December 31, 2023, Brookfield beneficially owns, directly or indirectly, approximately 9.9% of our exchangeable shares, entitling it to dividends exchangeable shareholders receive. In addition, Brookfield Infrastructure owns all of the issued and outstanding class B shares of our company, which represent a 75% voting interest, and all of the issued and outstanding class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 77.5% voting interest in our company. Brookfield Infrastructure’s ownership of class C shares entitles it to receive dividends as and when declared by our board. Accordingly, Brookfield and Brookfield Infrastructure’s ownership position of exchangeable shares and class C shares of our company allows them to receive a substantial percentage of our dividends. In addition, Brookfield may increase its ownership position in our company. Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
26        Brookfield Infrastructure Corporation

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
In addition, the Service Providers, being affiliates of Brookfield, provide management services to us pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with our company, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP’s units (other than Holding LP Class A Preferred Units) as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in Holding LP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our company or our shareholders.
Brookfield Infrastructure Corporation     27

The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and shareholders. For example, because the base management fee is calculated based on the market value of our group, it may create an incentive for Brookfield to increase or maintain the market value of our group over the near-term when other actions may be more favorable to our company and shareholders. Similarly, Brookfield may take actions to increase distributions on our exchangeable shares in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to our company and shareholders.
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
28        Brookfield Infrastructure Corporation

Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group and the operating entities, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our group and Brookfield Accounts that we are invested in, without making such opportunities available to our group or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our group and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our group and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our group, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, activities by an Oaktree Account and/or another Brookfield Account could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Brookfield Infrastructure Corporation     29

Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that our group is invested in, amongst others.
Although information barriers have been implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and Oaktree may decide, at any time and without notice to our group or our shareholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our group and/or Brookfield Accounts that we are invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our group and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that we are invested in.
The breach or failure of our information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.
30        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     31

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
32        Brookfield Infrastructure Corporation

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
Our operations are composed of a U.K. regulated distribution operation, a Brazilian regulated gas transmission operation and a global intermodal logistics operation, but we may own interests in other infrastructure operations in the future. Brookfield Infrastructure’s operations today include utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. The risks associated with the operations of Brookfield Infrastructure, or our future operations, may differ than those associated with our business.
Brookfield Infrastructure Corporation     33

Our company is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940 (and similar legislation in other jurisdictions) and, if our company were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose. Moreover, if anything were to happen which would cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our company and our operating subsidiaries, the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of our exchangeable shares.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our exchangeable shares.
As a public company in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our exchangeable shares could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
Although the exchangeable shares are intended to provide an economic return that is equivalent to the units, there can be no assurance that the market price of exchangeable shares will be equal to the market price of units at any time. If our company redeems the exchangeable shares (which can be done without the consent of the holders) at a time when the trading price of the exchangeable shares is greater than the trading price of the units, holders will receive units (or its cash equivalent) with a lower trading price. Factors that could cause differences in such market prices may include:
•perception and/or recommendations by analysts, investors and/or other third parties that these securities should be priced differently;
Brookfield Infrastructure Corporation     37

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
38        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     39

The sale or issuance of a substantial number of our exchangeable shares, the units, other equity securities of our company or the partnership, other securities exchangeable into our exchangeable shares or the units, or the exchange of the BIPC Exchangeable LP Units or the perception that such sales, issuances or exchanges could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. In addition, we may also issue exchangeable shares or other securities as consideration for acquisitions. We cannot predict the effect that future sales or issuances of our exchangeable shares, units, other equity securities, or securities exchangeable into our exchangeable shares or the units would have on the market price of our exchangeable shares or the units. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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
40        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     41

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
42        Brookfield Infrastructure Corporation

United States
The exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by a U.S. Holder.
Depending on the facts and circumstances, a U.S. Holder’s exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by such U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss (i) if the exchange request is satisfied by the delivery of units by Brookfield pursuant to the Rights Agreement or (ii) if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the U.S. Internal Revenue Code, in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend”, applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by such U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a taxable distribution equal to the amount of cash and the fair market value of property received (such as units) without any offset for a U.S. Holder’s tax basis in the exchangeable shares exchanged.
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
Brookfield Infrastructure Corporation     43

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

44        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     45

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
The industries in which our group operates are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which our group operates, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our group’s growth and profitability.
The demand for services provided by our group’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset and are also subject to global economic trends. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset. Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports, our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could materially impact the valuation of our exchangeable shares.
46        Brookfield Infrastructure Corporation

In addition, our group may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where our group currently operates or intends to expand into in the future. These uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations) and pandemics or other severe public health events, that have contributed and may continue to contribute to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business. In addition, our business and results of operations are subject to risks resulting from the political and economic policies of China. Trade disputes between other countries and China, or changes in laws and policies in China such as the imposition of import and export duties, quotas and tariffs, restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad, could impact our business, financial condition and results of operations.
Inflationary pressures could adversely impact our businesses.
Our operating businesses may be impacted by rising inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating subsidiaries. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
Brookfield Infrastructure Corporation     47

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
In addition, the potential effects of the outbreak of a contagious disease or future public health crises on our employees or the employees of our operating companies or other companies with which we and they do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
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
Our group’s financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative or market practices over which our group has no control such as: the regulatory environment related to our group’s business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our group’s operating subsidiaries are located or conduct business or the countries in which the customers of our group’s operating subsidiaries are located or conduct business or both.
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our group’s utility, transport and energy operations, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s transport and energy operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect our group. For example, the withdrawal of the United Kingdom from the European Union and military tensions and conflict in Eastern Europe and the Middle East has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe, the Middle East or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.

Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to our group and our group’s operating subsidiaries create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.
Our group, from time to time, may be subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.
Our group is subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
50        Brookfield Infrastructure Corporation

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. Our group invests in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.

The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery and corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause our group to incur significantly more costs to comply with those laws. The policies and procedures our group has implemented to comply with anti-bribery and corruption legislation may be inadequate. If our group fails to comply with such laws and regulations, our group could be exposed to claims for damages, financial penalties, incarceration of employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our group’s operating results and financial condition. In addition, our group may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by our group or our group’s operating businesses.
Our group is also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing investors, finding new investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada) and E.U. sanctions, may also impose restrictions or requirements on our group or our group’s operating subsidiaries. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. Our group and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.
Brookfield Infrastructure Corporation     51

In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.

Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on us or our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by our group or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.

Our group may be exposed to natural disasters, weather events, uninsurable losses and force majeure events.
Force majeure is the term generally used to refer to an event beyond the control of the party claiming that the event has occurred, including but not limited to acts of God, fires, floods, earthquakes, wars, epidemics and labor strikes. The assets of our group’s infrastructure businesses are exposed to unplanned interruptions caused by significant catastrophic events such as cyclones, landslides, explosions, terrorist attacks, war, floods, earthquakes, fires, major plant breakdowns, pipeline or electricity line ruptures, accidents, extreme weather events or other disasters. Operational disruption, as well as supply disruption, could adversely affect the cash flow available from these assets. In addition, the cost of repairing or replacing damaged assets could be considerable and could give rise to third-party claims. In some cases, project agreements can be terminated if the force majeure event is so catastrophic as to render it incapable of remedy within a reasonable time period. Repeated or prolonged interruption may result in a permanent loss of customers, substantial litigation, damage, or penalties for regulatory or contractual non-compliance. Moreover, any loss from such events may not be recoverable in whole or in part under relevant insurance policies. Business interruption insurance is not always available, or available on reasonable economic terms to protect the business from these risks.
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
52        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     53

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
Our group’s financing strategy may involve the issuance of partnership level equity, exchangeable shares and/or the issuance of corporate debt.
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
54        Brookfield Infrastructure Corporation

In addition to the above, our group’s ability to obtain financing to finance our group’s growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our group’s assets, future electricity market prices, the level of future interest rates and investors’ assessment of our group’s credit risk, and perceived environmental and social governance risk, at such time, and investor appetite for investments in infrastructure assets in general and in our group’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our group’s business, financial condition, results of operations and prospects may be materially adversely affected.
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
New regulatory initiatives related to ESG and/or sustainability and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG and/or sustainability are generally beneficial to the partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and/or sustainability and prescribing approaches to ESG and/or sustainability policies that are inconsistent with our current practices.

If regulators disagree with our disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.

Brookfield Infrastructure Corporation     55

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
56        Brookfield Infrastructure Corporation

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company was established on August 30, 2019 by Brookfield Infrastructure to be an alternative investment vehicle for investors who prefer owning our infrastructure operations through a corporate structure and we became a separately-traded public company upon completion of the special distribution in March 2020. Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As of December 31, 2023, our operations consisted principally of the ownership and operation of regulated gas transmission systems in Brazil, regulated distribution operations in the U.K. and a global intermodal logistics operations. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
Although our current operations are predominantly located in the U.K. and Brazil, shareholders have exposure to eight markets across utilities, transport, midstream, and data operating segments by virtue of the exchange feature of our company’s exchangeable shares. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In making an investment decision relating to our securities, investors should carefully consult the documents prepared by the partnership.
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
Brookfield Infrastructure Corporation     57

On January 31, 2024 , the board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.405 per unit (or $1.62 per unit annualized). Distributions have grown at a compound annual growth rate of 8% over the last 10 years.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on January 31, 2024, our board approved a quarterly dividend of $0.405 per exchangeable share (or $1.62 per exchangeable share annualized), starting with the dividend to be paid in March 2024.
Currently, the Service Providers, which are subsidiaries of Brookfield, provide certain management, administrative and advisory services to Brookfield Infrastructure for a fee pursuant to the Master Services Agreement. Our company is also externally managed by the Service Providers. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”.
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to our company. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bip.brookfield.com/bipc. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website noted above. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. Information about the partnership, including its SEC filings, is also available on its website at https://bip.brookfield.com. The information found on, or accessible through, our website does not form part of this annual report on Form 20-F.
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
2023 Developments.
As of December 31, 2023, Brookfield holds approximately 9.9% of the issued and outstanding exchangeable shares of our company and holds an approximate 2.5% voting interest in our company through its ownership of exchangeable shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 77.5% voting interest in our company.
58        Brookfield Infrastructure Corporation

On August 31, 2023, our company sold its interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). In connection with the Triton acquisition, our company issued $751 million of BIPC exchangeable shares as partial consideration. Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results.
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
Brookfield Infrastructure Corporation     59

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owner and operators. As of December 31, 2023, we own interests in a regulated gas and electricity business in the U.K., a regulated natural gas transmission business in Brazil and a global intermodal logistics operation. Virtually all of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
Our operations are summarized below:
Overview
Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect our businesses to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our revenues are regulated or contractual.
The objectives for our businesses are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base and the return on our rate base.
Our operations are comprised of the following:
•Approximately 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 4.5 million gas and electricity connections in the U.K.
•Global fleet of approximately 7 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts
Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 6 years. These assets operate under perpetual authorizations.
60        Brookfield Infrastructure Corporation

Strategic Position
Our regulated gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, with 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 6 years.
Regulatory Environment
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operated as authorizations expiring between 2039 and 2041 until the approval of new legislation in April 2021 (the “Brazil Gas Law”), which extended these finite authorizations in perpetuity. The new Brazil Gas Law also allows an ‘entry-exit’ model to be adopted for the gas transportation systems, which is expected to foster growth of the market and our regulated gas transmission operation in Brazil.
Growth Opportunities
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon energy solution for both home and industry, and as the new ‘entry-exit’ model incentivizes utilization of our transportation infrastructure by multiple new shippers.
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.5 million connections.
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
Brookfield Infrastructure Corporation     61

Growth Opportunities
We believe that our regulated distribution operation will be able to grow organically. Growth in our operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) long-term growth in the U.K housing stock, and (iii) the growth of nascent product offerings such as water, fiber, and district energy, which will increase our bundled service offering to new and existing customers.
Global Operations
Our global intermodal logistics operation is the world’s largest lessor of intermodal containers with a fleet of 4 million containers representing 7 million TEUs. Operations include the acquisition, leasing, re-leasing, and subsequent sale of multiple types of intermodal containers and chassis to our customers, which include the largest container shipping lines. Our lease products provide numerous operational and financial benefits to our shipping line customers, including operating flexibility, fleet size and mix flexibility, and an alternative source of financing.
Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 400 third-party owned depots across 46 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customer includes the world’s top shipping lines that collectively account for 85% of global shipping capacity.
Regulatory Environment
Our global intermodal logistics operation is subject to various conventions, regulations and standards on both an intermodal and national basis. The Institute of International Container lessors (“IICL”), with headquarters in Washington, DC, is the leading trade association of the marine container leasing and chassis provider industry that conducts activities with various organizations internationally on behalf of its member companies to provide uniform international safety regulations in the transport and handling of containers and chassis.
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect higher demand for intermodal containers as a result of economic growth in and between developed and emerging markets and the decentralization of supply chains. As the leading lessor of intermodal containers, we believe we are well positioned to capture this growth and associated opportunities to expand our service offering supporting the global supply chain, further enhancing growth prospects.
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
62        Brookfield Infrastructure Corporation

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
Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Infrastructure and our company or for their benefit under our Master Services Agreement. For a discussion of the individuals that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 3,300 individuals globally.
Sustainability Management
Grounded in our group’s history as owners and operators of real assets, strong sustainability principles have always been a fundamental part of our investment and asset management approach. We believe that conducting our business in a sustainable and ethical manner is directly linked to our success as a manager of critical infrastructure assets.
Brookfield Infrastructure Corporation     63

Sustainability is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement in the implementation of our sustainability program:
•Board of Directors: Our Board of Directors is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs and reviews progress on major strategic initiatives. The Board oversees our group’s sustainability strategy and leverages management’s monitoring processes. The Board and its committees review and approve significant policies relating to sustainability and monitor progress towards sustainability goals. The Board discusses our group’s approach to sustainability matters within its business activities on a quarterly basis.
•Executive Management: Senior executives oversee our sustainability initiatives and provide regular updates to the board. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their respective functional areas.
•Sustainable Asset Management: Our asset management team includes personnel with sustainability-specific expertise who are responsible for implementing sustainability strategy. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the Board. This group is led by our Chief Risk Officer & Head of Sustainability.
•Portfolio Company CEO: The CEO of each portfolio company is responsible for the development and execution of a sustainability strategy for their business and are accountable for the portfolio company’s performance.
The diverse nature of these groups, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Our group’s sustainability program is additionally overseen by the Governance and Nominating Committee of Brookfield, which receives regular updates on sustainability initiatives throughout the year from each business group.

2023 Highlights
In 2023, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.
We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions and enhance climate risk management across our investments where we have financial control. We have made progress in a number of areas:
•Sustainability Report: Brookfield Infrastructure has published its annual Sustainability Report, including its inaugural Taskforce for Climate-related Financial Disclosures “TCFD” disclosures. The report highlights key sustainability initiatives undertaken, including our approach to decarbonization, enhancements to sustainability-related due diligence, building an inclusive working environment and governance practices.
•Climate Change Risk Mitigation: Our team of sustainability professionals have reviewed the results of our screening level climate assessment, which utilized transition and physical scenarios to provide a view of potential climate risks and opportunities across our businesses. These results have been shared with our team of operating specialists and engineers to formalize the process for confirming that our assets are resilient in the face of climate change or ensuring that adequate mitigation practices are in place.
64        Brookfield Infrastructure Corporation

•Supporting Our Net Zero Ambition: Our manager, Brookfield, is aligned to the global ambition to reach net zero by 2050 or sooner. Following the publication of our NZAM interim target in 2022, Brookfield’s assets under management (“AUM”) grew nearly $190 billion, of which Brookfield is adding $54 billion to its NZAM interim target. As a result, the in-scope assets in Brookfield’s interim target increased to $201 billion, or approximately 34% of AUM(1). We are working with each of their portfolio companies to perform an initial plotting of our entire portfolio against Brookfield’s Achieving Net Zero Framework. This initial exercise will serve as a baseline with the goal of performing this exercise annually to track decarbonization progress.
•PRI Assessment: Brookfield submitted its 2022 Principles for Responsible Investment (“PRI”) assessment in early September, with results received in early 2024. We look forward to sharing our results and continued progress in assessments.
•Regulatory Preparedness: We continue to monitor ESG and/or sustainability regulatory developments across jurisdictions to ensure preparedness at the corporate and portfolio company levels. We are focused on understanding the implications and readying our processes, systems and controls for new and proposed regulations and standards, including: E.U. Corporate Sustainability Reporting Directive (“CSRD”), U.S. SEC Climate-Related Disclosures, Canada’s Modern Slavery Act, and IFRS S1 and S2, as issued by the International Sustainability Standards Board. We are also continuing to monitor the Task-Force for Nature-related Disclosures (“TNFD”) for potential upcoming disclosure requirements.
•Greenhouse Gas Emissions: Measurement of greenhouse gas emissions (“GHG”) across all portfolio companies have been compiled and reviewed. These emissions are disclosed in alignment with the GHG Protocol, by scope 1 and scope 2 (location and market-based) in the annual Sustainability Report. This year we have included enhanced disclosure around the source of our emissions calculations, illustrating the strength of our data and improving our transparency.

(1)Expressed as a percentage of total AUM excluding Oaktree Capital Management and Brookfield Reinsurance as of December 31, 2022.
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. We proactively recruit people who are aligned with our culture and have the potential to grow and develop within the organization. This includes ensuring a diverse slate in our recruitment process. Brookfield is committed to a hiring process that is fair, objective, equitable, non-discriminatory and in compliance with all applicable legislation and good governance. Where possible, based on our ownership, we seek to have female representation on the board of each of our portfolio companies. Currently approximately 85% of our portfolio companies are meeting this objective, compared to approximately 80% at the end of 2021. Further progress on our diversity and inclusion initiatives are included within Brookfield’s 2022 Sustainability Report.
We have also continued to enhance our governance processes through ongoing engagement with leading sustainability framework organizations to ensure our reporting and protocols are aligned with evolving best practices and reporting regulations. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our sustainability program.
The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.
Brookfield Infrastructure Corporation     65

Our group’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.
Our group’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our U.K. regulated distribution business, BUUK, has several projects underway to explore the role hydrogen and other transition energies could play in a decarbonized energy future, in support of the proposed Future Homes Standard. These projects offer a concrete example of balancing stakeholder needs and strong corporate stewardship with creating long-term value. This includes the commissioning of a 370-meter 100% hydrogen pipeline that will allow for hydrogen mains to be used for in-home appliance testing. BUUK has also conducted several trial studies, such as for smart hydrogen hybrid heat pumps which combine a hydrogen boiler with an air-source heat pump and provide evidence of up to a 90% reduction in carbon emissions when operated with smart controls, and the use of smart controls to allow users to dynamically switch between a heat pump and gas boiler, which can reduce fossil fuel-based heating consumption by 80%.
Overview of Sustainability & the Investment Process
Brookfield’s sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders, now and in the future. Our ESG Policy illustrates our longstanding commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. Our ESG policy is reviewed annually, updated on an as-needed basis and is guided by the following principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net zero greenhouse gas emissions by 2050 or sooner
•Ensure the well-being and safety of employees
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
◦Foster a positive work environment based on meritocracy, valuing diversity and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
66        Brookfield Infrastructure Corporation

We integrate sustainability into all aspects of investment decision-making and ongoing portfolio management. Sustainability considerations are embedded throughout our investment decision-making and ongoing portfolio management processes. This includes initial due diligence, financial model and business trends, investment valuations, performance monitoring and engaging with management teams. Our investment processes align with the PRI’s six principles.
During the initial due diligence phase, our investment teams are guided by a Brookfield-wide ESG Due Diligence Protocol to ensure a thorough assessment of material sustainability risks and opportunities relevant to the target business. In doing so, we leverage and combine our investment and operating expertise with industry-specific guidelines that incorporate SASB guidance. Our approach incorporates, but is not limited to, climate-related physical and transition risk, anti-bribery and corruption, health and safety, and human rights and modern slavery assessments. We continuously monitor the Protocol to update for relevant considerations as sustainability continues to evolve. Where appropriate, we engage internal experts and third-party consultants.
Upon acquisition, our asset management team creates a tailored integration plan that includes any material sustainability-related matters identified during due diligence, or that arise during our ownership. Within the first 100 days of our ownership, we onboard new acquisitions to each of our programs with subject matter specific onboarding approaches. Our approach is informed by our goal to advance sustainability performance to drive long-term value creation, while managing any associated risks.
We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader engagement of our group that could include executive and employee placements or secondments. It is ultimately the management teams within each portfolio company who are responsible for managing sustainability risks and opportunities. This combination of local accountability and expertise, combined with the support of our group’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success.
To support our ongoing goals, a number of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which has historically been primarily focused on health and safety, but continues to evolve with additional metrics, creating accountability for performance and an alignment of interests. The above initiatives and our continued sustainability practices are highlighted within our group’s annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.
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
Oversight of Subsidiaries. Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, the operations of NTS. A majority of the equity interests in NTS are held by Nova Infraestrutura Fundo de Investimento em Participações, or NIF, which is in turn externally managed by Brookfield Brasil Asset Management Investmentos Ltda., or Brookfield Brazil, a subsidiary of Brookfield. Pursuant to the NTS Voting Agreement, our company has the right to remove Brookfield Brazil as the manager of NIF at any time.
Brookfield Infrastructure Corporation     67

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
In addition to the above practices, many of Brookfield Infrastructure’s directors and Brookfield’s directors and executive officers have acquired experience conducting business in Brazil. The board of directors of the general partner of the partnership and the board of directors of our company are composed of directors residing in Canada, Bermuda, Spain, Australia, the U.K. and the United States who have experience with various international issuers. In addition, Brookfield has a global presence and an international network of corporate and regional offices that allows it to work with local management and oversee the operations of our group’s subsidiaries in Brazil and elsewhere in the world.
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
(3)The Brookfield Holders’ collective economic interest in the partnership is approximately 26.6% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption−exchange mechanism, pursuant to which Brookfield can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 29.9% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (including the issued and outstanding units that the Brookfield Holders currently also own).
(5)The Service Providers provide services to the Service Recipients pursuant to the Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
(6)Brookfield has provided an aggregate of $20 million of working capital to these holding entities through a subscription for preferred shares.
(7)Holders of the class B shares hold a 75% voting interest in our company. The class C shares are non-voting.
(8)Holders of the exchangeable shares hold a 25% voting interest in our company. As of December 31, 2023, there were 131,872,066 BIPC exchangeable shares outstanding. As of December 31, 2023, Brookfield and its affiliates own approximately 9.9% of the issued and outstanding exchangeable shares in our company and the remaining approximate 90.1% is held by public investors.
(9)As of December 31, 2023, the partnership had outstanding 461,343,972 units and an equal number of Managing General Partner Units are held by the partnership in the Holding LP. As of December 31, 2023, Brookfield holds 1,399,230 of the outstanding units and Brookfield Reinsurance holds 3,287,267 of the outstanding units.
Our Company
Our company was incorporated under the BCBCA on August 30, 2019. See Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”.
The Partnership
The partnership owns and operates high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. The partnership focuses on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
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

70        Brookfield Infrastructure Corporation

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in the partnership is approximately 26.6% on a fully-exchanged basis. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by Brookfield Reinsurance with respect to the voting of the units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. Brookfield Reinsurance may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements.
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
Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield has approximately 1,400 investment professionals and 240,000 operating employees in over 30 countries around the world. Our operating subsidiaries currently employ approximately 3,300 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
To execute its vision of being a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for its unitholders, the partnership seeks to leverage its relationship with Brookfield and in particular, its operations-oriented approach, which is comprised of the following attributes:
•strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its target markets;
•technical knowledge and industry insight used in the evaluation, execution, risk management and financing of development projects and acquisitions;

Brookfield Infrastructure Corporation     71

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
Our group does not employ any of the individuals who carry out the current management of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for the benefit of our group under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A “Directors and Senior Management—Our Management.”
The following table sets forth our company’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our company.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	31	92
Global intermodal logistics operation	Triton International Limited	U.S.	28	100
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
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
72        Brookfield Infrastructure Corporation

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. This MD&A is dated March 18, 2024.

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
Continuity of Interests
Our company was established on August 30, 2019, by the partnership. The partnership owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The partnership’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. On March 30, 2020, the partnership contributed two regulated utility investments in Brazil and the United Kingdom (the “businesses”) to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there was insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the contribution of the businesses to our company.
As the partnership holds all of the class C shares of our company, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership.
Brookfield Infrastructure Corporation     73

Basis of Presentation
The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there was insufficient substance to justify a change in the measurement of our company. In accordance with our company and the partnership’s accounting policy, effective March 30, 2020, the assets and liabilities were transferred to our company at their carrying values.
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
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.405 per unit (or $1.62 per unit annualized), starting with the distribution paid in March 2024. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.405 per exchangeable share (or $1.62 per exchangeable share annualized), starting with the dividend to be paid in March 2024 (2022: $0.38 per exchangeable share (or $1.53 per exchangeable share annualized), 2021: $0.36 per exchangeable share (or $1.44 per exchangeable share annualized)).
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
74        Brookfield Infrastructure Corporation

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
5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2023, 2022 and 2021:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2023	2022	2021
Revenues	$2,503	$1,886	$1,643
Direct operating costs	(778)	(542)	(526)
Interest expense	(697)	(544)	(294)
Share of (losses) earnings from investments in associates	(20)	4	—
Remeasurement of exchangeable and class B shares	34	1,058	(447)
Income tax expense	(368)	(262)	(405)
Net income	606	1,619	27
Net income (loss) attributable to the partnership	111	1,094	(368)

2023 vs. 2022
For the year ended December 31, 2023, our company reported net income of $606 million, of which $111 million was attributable to the partnership. This compared to a net income of $1,619 million for the year ended December 31, 2022, of which $1,094 million was attributable to the partnership. Net income for the current year benefited from the acquisition of our global intermodal logistics operation, inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. Remeasurement gains of $34 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, compared to $1,058 million for the year-ended December 31, 2022.
Brookfield Infrastructure Corporation     75

Total revenues increased by $617 million relative to the prior year. Current year revenues benefited from the acquisition of our global intermodal logistics operation, which contributed additional revenues of $385 million. Underlying gas transmission revenues in Brazil increased by $120 million due to inflation-indexation. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $22 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $28 million compared to the prior year. Revenues further benefited from the impact of foreign exchange which increased revenues in U.S. dollars by $52 million relative to 2022.
Direct operating costs for the year-ended December 31, 2023 were $778 million, an increase of $236 million compared to the prior year. Direct costs increased from the prior year primarily due to $181 million of incremental costs (including depreciation) associated with the acquisition of our global intermodal logistics operation. Direct costs also increased due to inflation and organic growth, incremental depreciation on capital expenditures made over the last year and higher values as a result of our revaluation process.
Interest expense for the year ended December 31, 2023 was $697 million, an increase of $153 million compared to 2022. Interest expense increased from the prior year primarily due to $61 million of incremental interest expense associated with the acquisition of our global intermodal logistics operation. Incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022 and a higher average interest rate on our variable rate non-recourse borrowings during the year ended December 31, 2023 also increased interest expense compared to the prior year. Current year results were further impacted by incremental borrowings at our U.K. regulated distribution business to fund capital expenditures, an increase in dividends paid on our exchangeable shares, classified as interest expense, and interest incurred on a loan agreement entered into with an affiliate of Brookfield in March 2023.
Remeasurement gains for the year ended December 31, 2023 were $34 million compared to $1,058 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units based on the NYSE closing price.
Income tax expense for the year ended December 31, 2023 was $368 million, an increase of $106 million compared to the prior year. Income tax in the prior year benefited from the recognition of a deferred tax asset of $90 million at our Brazilian regulated gas transmission business. The current year also includes incremental income tax expense associated with the acquisition of our global intermodal logistics operation.
2022 vs. 2021
For the year ended December 31, 2022, our company reported net income of $1,619 million, of which $1,094 million was attributable to the partnership. This compared to a net income of $27 million for the year ended December 31, 2021, of which a loss of $368 million was attributable to the partnership. Net income for the year ended December 31, 2022 benefited from inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. Revaluation gains of $1,058 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. This compares to revaluation losses of $447 million for the year-ended December 31, 2021, which resulted in a net loss attributable to the partnership. Net income for the year ended December 31, 2021 also included a gain recognized on the sale of the smart meter portfolio at our U.K. regulated distribution business.
76        Brookfield Infrastructure Corporation

Total revenues for the year ended December 31, 2022 increased by $243 million relative to the year ended December 31, 2021. Underlying gas transmission revenues in Brazil increased by $183 million due to inflation-indexation while higher average foreign exchange rates of the Brazilian real during 2022 further increased our revenues in U.S. dollars by $57 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $41 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $24 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. These positive factors were offset by the depreciation of the British pound which reduced our revenues in U.S. dollars by $66 million.
Direct operating costs for the year ended December 31, 2022 were $542 million, an increase of $16 million compared to the year ended December 31, 2021. Increased costs due to inflation and organic growth were partially offset by a decrease in depreciation expense associated with the sale of our smart meter business in the U.K. in May 2021, the impact of foreign exchange and a new legislation passed in 2021 in Brazil. The new legislation resulted in an extension of the useful life of our intangible assets, thereby reducing annual amortization expense.
Interest expense for the year ended December 31, 2022 was $544 million, an increase of $250 million compared to 2021. This increase was primarily due to incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022. 2022 results were further impacted by an increase in the interest rates on our variable rate non-recourse borrowings and dividends paid on our exchangeable shares which were classified as interest expense, primarily due to an increase in share count. These increases were partially offset by a decrease in interest incurred on loans payable to Brookfield Infrastructure as a result of repayments made in the latter half of 2021.
Remeasurement gains for the year ended December 31, 2022 were $1,058 million compared to losses of $447 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units, based on the NYSE closing price. In comparison, market price of partnership units increased in the year ended December 31, 2021. The prior year results were also impacted by a gain recognized on the issuance of approximately 42 million exchangeable shares, predominately in connection with the acquisition of IPL, which were initially recognized at fair value and subsequently remeasured to reflect changes in the contractual cash flows associated with their exchangeable features.
Income tax expense for the year ended December 31, 2022 was $262 million, a decrease of $143 million compared to 2021. Income tax for the year ended December 31, 2022 benefited from the recognition of a deferred tax asset of $90 million at our Brazilian regulated gas transmission business, partially offset by an increase in current taxes as a result of higher income in Brazil. Results for the year ended December 31, 2021 were impacted by an increase in future U.K. tax rates from 19% to 25%, which resulted in the recognition of a non-recurring deferred tax expense of $96 million.
Summary of Quarterly Financial Information

	2023				2022
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$917	$551	$538	$497	$492	$454	$479	$461
Net (loss) income	(54)	1,009	(154)	(195)	662	331	842	(216)
Net (loss) income attributable to the partnership	(227)	913	(274)	(301)	565	229	673	(373)
Brookfield Infrastructure Corporation     77

Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS. During the year ended December 31, 2023, revaluation gains totaled $34 million.
Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2023, 2022 and 2021:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$539	$445	$469
Due from Brookfield Infrastructure	1,288	566	1,093
Property, plant and equipment	14,151	4,718	4,803
Intangible assets	3,699	2,847	2,687
Investments in associates	—	428	—
Total assets	23,909	10,178	10,086
Loans payable to Brookfield Infrastructure	26	26	131
Exchangeable and class B shares	4,153	3,426	4,466
Non-recourse borrowings	12,028	4,577	3,556
Total liabilities	19,841	10,539	11,510
Equity in net assets attributable to the partnership	(399)	(1,119)	(2,127)
Total equity	4,068	(361)	(1,424)
Total assets were $23.9 billion at December 31, 2023, compared to $10.2 billion at December 31, 2022. The acquisition of a global intermodal logistics operation, organic growth initiatives and the impact of foreign exchange increased consolidated assets by $13.5 billion. An increase in the amount due from Brookfield Infrastructure of $0.7 billion also contributed to the increase in total assets. These increases were partially offset by the disposition of our Australian regulated utility which decreased total assets by $0.4 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2023, resulting in a gain from revaluation of $142 million.
Our exchangeable and class B shares are classified as liabilities due to their exchangeable and cash redemption features. Our company issued 21 million exchangeable shares in connection with the acquisition of a global intermodal logistics operation in September 2023. Subsequent to initial recognition at fair value, the shares are measured at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows are based on the price of one partnership unit As at December 31, 2023, the shares were remeasured to reflect the NYSE closing price of one unit, $31.49 per share.
Non-recourse borrowings increased by $7.5 billion to $12.0 billion at December 31, 2023. The acquisition of our global intermodal logistics operation increased consolidated debt by approximately $7 billion. Borrowings at corporate and our U.K. regulated distribution business increased by $0.3 billion and $0.3 billion, respectively. These increases were partially offset by repayments at our Brazilian regulated gas transmission business of $0.1 billion.
78        Brookfield Infrastructure Corporation

Total equity was $4.1 billion at December 31, 2023, compared to negative $0.4 billion at December 31, 2022. The increase was mainly due to the acquisition of our global intermodal logistics operation and remeasurement gains associated with our exchangeable shares classified as liabilities.

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Brazilian real	0.2066	0.1917	0.1792	8%	7%	0.2002	0.1936	0.1854	3%	4%
British pound	1.2731	1.2083	1.3532	5%	(11)%	1.2439	1.2366	1.3758	1%	(10)%
Australian dollar	0.6812	0.6813	0.7262	—%	(6)%	0.6644	0.6947	0.7513	(4)%	(8)%
The net assets of our U.K. regulated distribution business and our Brazilian regulated transmission business represent 72% and 28% of our equity in foreign subsidiaries as of December 31, 2023, respectively.
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2023	2022	2021
Brazilian real	$47	$32	$(118)
British pound(1)	86	(170)	19
Australian dollar(2)	26	(25)	—
	159	(163)	(99)
Attributable to:
The partnership	$109	$(152)	$(17)
Non-controlling interests	50	(11)	(82)
	$159	$(163)	$(99)

(1)2021 includes $21 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our U.K. regulated distribution business’s portfolio of smart meters.
(2)2023 includes $49 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our Australian regulated utility.

The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests for the year ended December 31, 2023, was an increase to equity of $159 million (2022: decrease of $163 million, 2021: decrease of $99 million). The increase in equity during the year ended December 31, 2023 was primarily due to the appreciation of the Brazilian real and British pound.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2023, the average exchange rate of the Brazilian real and British pound appreciated relative to the U.S. dollar, while the average exchange rate of the Australia dollar depreciated relative to the U.S. dollar.
Brookfield Infrastructure Corporation     79

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

US$ MILLIONS	For the year ended December 31,
IFRS measures	2023	2022
Revenue	$17,931	$14,427
Net income	1,448	1,375

US$ MILLIONS	As of
IFRS measures	December 31, 2023	December 31, 2022
Total assets	100,784	$72,969
Total liabilities	66,768	47,415
Total partnership capital	34,016	25,554
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
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $63 million for the year ended December 31, 2023 (2022: $63 million, 2021: $45 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2023, revenues of less than $1 million were generated (2022: less than $1 million, 2021: less than $1 million) and $nil expenses were incurred (2022: $nil, 2021: $nil).
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
80        Brookfield Infrastructure Corporation

The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CDOR (until Canadian Dollar Offered Rate is replaced with the Canadian Overnight Repo Rate Average), or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
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
As at December 31, 2023, the balance outstanding on our deposit receivable was $1,038 million (2022: $566 million). As at December 31, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the year ended December 31, 2023 was less than $1 million (2022: $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the year ended December 31, 2023 was $14 million.
Brookfield Infrastructure Corporation     81

On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the year ended December 31, 2023 was $14 million.
As at December 31, 2023, our company had accounts payable of $10 million (2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $19 million (2022: $10 million) from subsidiaries of Brookfield Infrastructure. In addition, as at December 31, 2023, our company had accounts receivable of $20 million from subsidiaries and associates of Brookfield (December 31, 2022: $nil).
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facility and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2023 and 2022.
As of the date of this annual report on Form 20-F, we believe that our company’s liquidity is sufficient to meet its present requirements. As of the dates set forth below, our company’s liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2023	December 31, 2022
Cash	$190	$139
Credit facilities	350	172
Company liquidity	$540	$311
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As of December 31, 2023, our group’s total liquidity was $5,211 million (2022: $5,087 million).
82        Brookfield Infrastructure Corporation

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of December 31, 2023, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Non-recourse borrowing	6	$1,203	$917	$2,556	$1,697	$1,085	$5,346	$12,804
As discussed in the notes to our consolidated financial statements for the twelve-month period ended December 31, 2023, our company entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2023, our company has $nil (December 31, 2022: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2023.

US$ MILLIONS	Equity Investment - US$
GBP	$1,767
BRL	675
EUR & Others	10
$2,452
For additional information, see Note 5, “Fair Value of Financial Instruments”, Note 23, “Derivative Financial Instruments” and Note 24, “Financial Risk Management” in our consolidated financial statements.
Brookfield Infrastructure Corporation     83

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
CAPITAL EXPENDITURES
Due to the capital-intensive nature of the asset base of our company, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our company reviews all capital expenditures and classifies them in one of the two following categories:
•Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our company’s returns. These projects are eligible for inclusion in the rate base of our businesses; and
•Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
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
84        Brookfield Infrastructure Corporation

Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our company to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the businesses’ maintenance capital approach that is agreed upon with the business at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our company’s corporate asset management teams that are responsible for overseeing our company’s operations, and have ample experience in managing the assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
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
Brookfield Infrastructure Corporation     85

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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2023:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$821	$5	$2	$2	$7	$837
Non-recourse borrowing	1,203	917	2,556	2,782	5,346	12,804
Financial liabilities	60	1	12	1	1	75
Loans payable to Brookfield Infrastructure	26	—	—	—	—	26
Exchangeable and class B shares	4,153	—	—	—	—	4,153

Interest Expense:
Non-recourse borrowing	662	588	481	733	988	3,452
86        Brookfield Infrastructure Corporation

In addition, pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $68 million per year based on the December 31, 2023 market value of the partnership and our company ($56 million per year based on the December 31, 2022 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2023, 2022, and 2021:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2023	2022	2021
Cash from operating activities	$1,059	$893	$839
Cash (used by) from investing activities	(3,174)	(1,047)	326
Cash from (used by) financing activities	2,183	(4)	(868)
2023 vs. 2022
Cash from operating activities
Cash from operating activities totaled $1,059 million during the year ended December 31, 2023, an increase of $166 million compared to the prior year. Operating cash flows increased primarily due to contributions from the acquisition of our global intermodal logistics operation and the benefits of inflation indexation and capital commissioned into rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $3,174 million during the year ended December 31, 2023, compared to cash used by investing activities of $1,047 million in the prior year. Current year cash used by investing activities primarily relates to the acquisition of our global intermodal logistics operation and investments in long lived assets, partially offset by the sale of our 7.9% interest in an Australian regulated utility. Prior year cash used by investing activities primarily related to our acquisition of a 7.9% interest in our Australian regulated utility, and investments in long lived and financial assets.
Brookfield Infrastructure Corporation     87

Cash from financing activities
Cash from financing activities was $2,183 million during the year ended December 31, 2023, compared to $4 million of cash used by financing activities in 2022. Current year cash from financing activities primarily relates to funding associated with the acquisition of our global intermodal logistics operation, partially offset by distributions paid to non-controlling interests. Prior year cash from financing activities primarily relates to a drawdown on our deposit with Brookfield Infrastructure to finance the acquisition of our Australian regulated utility, partially offset by distributions paid to non-controlling interests.
2022 vs. 2021
Cash from operating activities
Cash from operating activities totaled $893 million during the year ended December 31, 2022, an increase of $54 million compared to the year ended December 31, 2021. Operating cash flows increased primarily due to the benefits of inflation indexation and capital commissioned into rate base, and an increase in working capital. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, an increase in interest paid on non-recourse borrowings and management fees.
Cash used by investing activities
Cash from investing activities was $1,047 million during the year ended December 31, 2022, compared to $326 million used by investing activities in 2021. The increase in cash used by investing activities was primarily due to our acquisition of an 8% interest in our Australian regulated utility, and additional investments in long lived and financial assets.
Cash used by financing activities
Cash used by financing activities was $4 million during the year ended December 31, 2022, compared to $868 million in 2021. Cash used by financing activities for the year ended December 31, 2022 primarily relates to a drawdown on our deposit with Brookfield Infrastructure to finance the acquisition of our Australian regulated utility, partially offset by distributions paid to non-controlling interests. Results for the year ended December 31, 2021 included higher distributions paid to non-controlling interest as a result of the sale of our U.K. smart meters business and capital provided to non-controlling interest in connection with the acquisition of an additional interest in our Brazilian regulated gas transmission business.
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
Our company’s capital structure is comprised of the following shares:

	As of
	December 31, 2023	December 31, 2022
Exchangeable shares	131,872,066	110,567,671
Class B shares	2	2
Class C shares	11,117,660	2,103,677

88        Brookfield Infrastructure Corporation

Our company’s share capital is comprised of exchangeable shares, class B shares and class C shares. In August 2021, the partnership acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2023, our company issued 220,956 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. As of March 14, 2024, our company’s capital structure comprised of 131,894,608 exchangeable shares. There were no further issuances of class B shares or Class C shares since December 31, 2023.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2023, our shareholders exchanged 11,002 exchangeable shares for an equal number of units. Class B shares and class C shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares or class C shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and class C shares are classified as financial liabilities. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
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
In September 2023, our company issued 21,094,441 exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued 9,013,983 class C shares to Brookfield Infrastructure to partially finance the acquisition.
During the year ended December 31, 2023, our company declared and paid dividends on our exchangeable shares at a rate of $0.3825 per share resulting in total dividends paid of $178 million. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2023, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.
Brookfield Infrastructure Corporation     89

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799
April 1, 2023 - June 30, 2023	50.09	45.05	17,739,905
July 1, 2023 - September 30, 2023	48.71	39.39	24,196,988
October 1, 2023 - December 31, 2023	42.03	29.65	35,356,692

2022
January 1, 2022 - March 31, 2022	55.19	49.53	27,841,548
April 1, 2022 - June 30, 2022	56.64	47.19	24,889,646
July 1, 2022 - September 30, 2022	56.13	48.21	20,945,927
October 1, 2022 - December 31, 2022	50.93	41.18	42,143,333
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111
April 1, 2023 - June 30, 2023	37.07	33.48	21,498,725
July 1, 2023 - September 30, 2023	36.72	29.16	21,282,609
October 1, 2023 - December 31, 2023	31.84	21.39	54,495,963

2022
January 1, 2022 - March 31, 2022	44.15	38.83	28,118,859
April 1, 2022 - June 30, 2022	45.33	36.45	22,001,642
July 1, 2022 - September 30, 2022	43.27	35.70	22,244,550
October 1, 2022 - December 31, 2022	37.95	30.23	31,628,277
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
90        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     91

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
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 8, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31. Our company determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Recently adopted accounting standards
Our company applied new and revised standards issued by the IASB which are applicable to our company beginning on or after January 1, 2023. The impact of these amendments on our company’s accounting policies are as follows:

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The adoption did not have a significant impact on our company’s financial reporting.

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
Our company operates in countries which have enacted new legislation to implement the global minimum top-up tax. Our company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. Since our company is an Investment Entity and not an Ultimate Parent Entity (as defined under the Global Minimum Tax Act), the global minimum top-up tax is not expected to have a material impact on the financial position of our company.

92        Brookfield Infrastructure Corporation

Future accounting policies
The following are accounting policies issued that our company expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether our company will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the financial position of our company.
Brookfield Infrastructure Corporation     93

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the current board of directors of our Company as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	74	Chair	Director
Jeffrey Blidner Toronto, Canada	75	Director	Vice Chair of Brookfield Corporation
William Cox(2) Pembroke, Bermuda	61	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	51	Director	Investment Manager
John Mullen(2),(4) Sydney, Australia	68	Director	Director
Daniel Muñiz Quintanilla(3) Madrid, Spain	50	Director	Director
Suzanne Nimocks(2) Park City, Utah	64	Director	Director
Rajeev Vasudeva London, United Kingdom	64	Director	Senior Advisor of Egon Zehnder

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

Anne Schaumburg.   Anne has served as a director of our board and Chair since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. Anne is also a director of Brookfield Reinsurance. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
94        Brookfield Infrastructure Corporation

Jeffrey Blidner. Jeffrey has served as a director of our board since the completion of the special distribution and as a director of the general partner of the partnership since 2008. Jeffrey is a Vice Chair of Brookfield Corporation and former Chief Executive Officer of Brookfield’s Private Funds. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.
William Cox.   William has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. He is also a director of Brookfield Reinsurance. William is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Roslyn Kelly. Roslyn has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since February 7, 2020. She manages the family office of Lance Uggla, the current CEO of IHS Markit. Roslyn has held various investment banking and portfolio management roles throughout her career with several large global financial institutions, and most recently was a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
John Mullen. John was appointed as a director of our company on May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John is Chairman of Brambles, and also a director of Treasury Wines and Scyne Advisory. Until recently, John was a non-executive Director and Chairman of Telstra, an Australian telecommunications and media company, and was the Chairman of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
Daniel Muñiz Quintanilla. Daniel has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Brookfield Infrastructure Corporation     95

Suzanne Nimocks. Suzanne Nimocks has served as a director of our board and as a director of the general partner of the partnership since August 2, 2022. Suzanne serves as a member of the board of directors of Ovinitiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
Rajeev Vasudeva.   Rajeev has served as a director of the general partner of the partnership since August 1, 2019. Rajeev also serves as a director of our board. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.

Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 240,000 operating employees and approximately 1,400 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 3,300 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	57	34	29	Chief Executive Officer
David Krant	37	16	12	Chief Financial Officer
Ben Vaughan	52	26	23	Chief Operating Officer
Aaron Kline	44	21	15	Managing Partner
Michael Ryan	52	25	14	Managing Director and General Counsel
96        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     97

Our Master Services Agreement
Our company, like Brookfield Infrastructure, is externally managed by the Service Providers pursuant to the Master Services Agreement. There was no increase to the base management fee and incentive distribution fees paid by Brookfield Infrastructure to the Service Providers following the completion of the special distribution, though our company is responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of the base management fee. Our company’s proportionate share of the base management fee is calculated on the basis of the weighted average number of exchangeable shares outstanding relative to units.

The following is a summary of certain provisions of the Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. The Master Services Agreement is available electronically on EDGAR on the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

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
98        Brookfield Infrastructure Corporation

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
Notwithstanding the foregoing all investment advisory services (as defined in the Master Services Agreement) must be provided solely to the Holding LP.
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
Brookfield Infrastructure Corporation     99

Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with our company, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. The amount attributable to our company is based on the weighted average units and shares outstanding after retroactively adjusting for the special distribution. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including our company, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The table below sets forth the management fees for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Base management fee	$63	$63	$45
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
100        Brookfield Infrastructure Corporation

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
The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.
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
Brookfield Infrastructure Corporation     101

The Service Recipients have no right to terminate for any other reason, including if the Service Providers or Brookfield experience a change of control. The Master Services Agreement may only be terminated with the prior unanimous approval of the partnership’s general partner’s independent directors. The Master Services Agreement expressly provides that the agreement may not be terminated by the partnership’s general partner due solely to the poor performance or the underperformance of any of our group’s operations.
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
Outside Activities
The Master Services Agreement does not prohibit the Service Providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.
102        Brookfield Infrastructure Corporation

6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2023, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The chairperson of the board of directors of the general partner of the partnership was paid an additional amount of $50,000 for serving in this role, making the chairperson’s total remuneration for the 2023 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). The members of the audit committee received an additional $10,000 per year for serving in such positions. The chair of the audit committee received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), making the audit committee chairperson’s total remuneration for the 2023 fiscal year $195,000. In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of the general partner of the partnership, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and the other Brookfield-managed entity. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2023, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $165,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 3,300 individuals globally. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
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
Brookfield Infrastructure Corporation     103

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
104        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     105

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
•the qualifications, experience, performance and independence of our independent auditor; and
•our cybersecurity program including assessing cybersecurity risks and practices.
The audit committee is also responsible for engaging our independent auditor, reviewing the plans and results of each audit engagement with our independent auditor, approving audit and non-audit services provided by our independent auditors, considering the fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.
106        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     107

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
6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A “Directors and Senior Management—Our Management.” Our consolidated operating subsidiaries currently employ approximately 3,300 individuals globally.
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY
AWARDED COMPENSATION
Not applicable.
108        Brookfield Infrastructure Corporation

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our exchangeable shares by each person or entity that beneficially own 5% or more of our exchangeable shares as at December 31, 2023. The exchangeable shares held by our principal shareholders do not entitle such shareholders to different voting rights than those of other holders of our exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in our company and holders of the class B shares hold a 75% voting interest in our company. See Item 10.B “Description of Our Share Capital — Exchangeable Shares — Voting” and Item 10.B “Description of Our Share Capital — Class B Shares — Voting”.

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
Brookfield Corporation(3)	13,012,789	(3)	9.9%	(3)
FMR LLC(4)	11,115,395	(4)	8.4%	(4)
Blackrock, Inc(5)	8,810,496	(5)	6.7%	(5)

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
(2)The percentages shown are based on 131,872,066 exchangeable shares issued and outstanding as of December 31, 2023.
(3)Brookfield Corporation may be deemed to be the beneficial owner of 13,012,789 exchangeable shares. Brookfield Corporation holds 11,512,789 of such exchangeable shares through its wholly-owned subsidiary: BIPC Holding LP (the “BN Subsidiary”). In addition, all of the issued and outstanding Class B limited voting shares of Brookfield Corporation are held by BAM Partners Trust (the “Brookfield Partnership”), which may be deemed a beneficial owner of such exchangeable shares. The Brookfield Partnership has the ability to appoint on half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation. The trustee votes the Class B Shares with no single individual or entity controlling the Brookfield Partnership. As such, the Brookfield Partnership may be deemed to have indirect beneficial ownership of 13,012,789 exchangeable shares. The business address of each of Brookfield Corporation, BN Partnership and the BN Subsidiary is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)Based on schedule 13G filed with the SEC by FMR LLC on February 9, 2024. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.
(5)Based on schedule 13G filed with the SEC by Blackrock, Inc on February 2, 2024. The business address of Blackrock, Inc. is 50 Hudson Yards, New York, New York 10001.
Brookfield Infrastructure holds all of the class B shares, having a 75% voting interest in our company, and class C shares of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield Corporation and Brookfield Infrastructure hold an approximate 77.5% voting interest in our company.
Record Ownership
As of December 31, 2023, 22,210 of our exchangeable shares were held by 347 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2023, DTC was the holder of record of 66,119,067 exchangeable shares.
Brookfield Infrastructure Corporation     109

7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts.
We are an affiliate of Brookfield. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable the partnership and our company to be established as separate entities from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our group’s vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides our group and Brookfield Infrastructure with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 22, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.
Relationship Agreement
Our group, the Service Providers and Brookfield Corporation have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Our company, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield Corporation has agreed that our group serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our group’s strategy and objectives, alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which our group believes there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements our group believes that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless our group is given an opportunity to participate.
110        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     111

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
Voting Agreements
Our company has entered into a voting agreement (“Triton Voting Agreement”) with Brookfield that permits our company (or our company’s designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain entities which hold an interest in Triton that are managed or controlled by Brookfield-related entities.
Pursuant to the Triton Voting Agreement, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Triton Voting Agreement will be voted in favor of the election of directors or officers (or their equivalent, if any) approved by our company (or our company’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Triton Voting Agreement at the direction of our company (or our company’s designated affiliates) with respect to the following matters: (i) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (ii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iii) any amendments to the applicable organizational documents, or (iv) any commitment or agreement to do any of the foregoing. For these purposes, our company or our company’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our company or our company’s designated affiliates, as applicable, in their discretion.
The Triton Voting Agreement terminates (i) at such time that our company ceases to own any interest in the relevant entity, (ii) at such time that the general partner (or its successors or permitted assigns) of the partnership involuntarily ceases to be the general partner of the partnership, (iii) at such time that the partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, or (iv) upon 30 days’ notice given by our company. In addition, any party to the Triton Voting Agreement is permitted to terminate the Triton Voting Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable regulation and through no fault of its own, continued participation in the Triton Voting Agreement would have a material adverse effect on such party. The termination of the Triton Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Triton Voting Agreement with respect to any other entity.
112        Brookfield Infrastructure Corporation

Pursuant to the Triton Voting Agreement, our company is provided with voting rights over the applicable investment in Triton. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside our company. As a result, our company, and Brookfield in light of Brookfield’s control over us, will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that it does not hold 100% of the investments.
See “Relationship Agreement” above. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse us for the expenses associated with preparing our financial statements and calculating our assets under management.
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
Brookfield Infrastructure Corporation     113

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
114        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     115

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
116        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     117

Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through special general partner units held by Infrastructure Special LP and also owns the general partner of Infrastructure Special LP. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the special general partner units. In consideration for serving as the special general partner of Holding LP, Infrastructure Special LP is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed specified target levels. To the extent distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as our exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its special general partner units in additional Redeemable Partnership Units. To the extent that Brookfield Infrastructure or our company pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.
There was no increase to the base management fee and incentive distribution fees paid by the partnership in connection with the special distribution. Our company is responsible for paying, or reimbursing Brookfield Infrastructure, as the case may be, for our proportionate share of the base management fee.
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
118        Brookfield Infrastructure Corporation

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
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors, geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our group’s strategy, and the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our shareholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be managed or resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which our group invests will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which our group invests, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which our group invests. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our group and the Brookfield Accounts in which our group invests to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our group’s ability to successfully implement its strategies or achieve its investment objectives.
Brookfield Infrastructure Corporation     119

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
As described further below under “Management and Resolution of Conflicts”, our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our group’s investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts protocol, certain conflicts of interest do not require the approval of our company’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our company’s independent directors. By acquiring our exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to our group, Brookfield Accounts in which we invest or our shareholders or the unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our exchangeable shares and the operation of our company.
As described elsewhere herein, our group pursues investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our group’s investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts. Any references in Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield” and this Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” to “Brookfield” should be understood to include Brookfield Reinsurance.
120        Brookfield Infrastructure Corporation

Our group will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside our group. As a result, our group will consolidate the underlying assets of such other Brookfield-managed vehicles into our group’s financial records and calculation of its assets under management, despite the fact that our group does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by our group for purposes of completing its own financial records, and will not reimburse our group for the expenses associated with such calculation and preparation. See “Voting Agreements” above for more information.
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
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have, or will have, overlapping investment mandates with our group (and Brookfield Accounts in which our group invests). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds, (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions, (iii) investments that contribute to the transition to a net-zero emissions global economy; and (iv) infrastructure and infrastructure-related investments (including, among others, provision of capital solutions to third parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate.
Brookfield Infrastructure Corporation     121

It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield, from time to time in its sole discretion and as approved by our company’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which our group invests) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion, including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment focus, objectives, strategies and target rates of return of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) the relative amounts of capital available for investment; (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations); (vi) the expected future capacity of our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s)); (vii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) the availability of other appropriate or similar investment opportunities; (ix) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (x) the management of any actual or potential conflict of interest; and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a
122        Brookfield Infrastructure Corporation

Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
Brookfield Infrastructure Corporation     123

Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which we invest), but will not be required to disclose to our board of directors or our shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which we invest). In such cases, subsequent similar investment opportunities could be allocated to our group (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both
124        Brookfield Infrastructure Corporation

Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested or it is otherwise capped from pursuing follow-on investments), portfolio construction, priority, or other considerations, such as lack of required capital. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which our group invests may not be available to our group (or a Brookfield Account in which we invest) in their entirety and/or our group (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or of the independent directors of our company will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which our group believes is in the best interests of our group and Brookfield Accounts in which our group invests.
For the avoidance of doubt, any investment opportunity allocated to our group (or a Brookfield Account in which we invest) may not ultimately be made by our group (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to our group (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, our group (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, our group (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse our group (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, the independent directors of our company and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
Brookfield Infrastructure Corporation     125

•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances, Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
•Allocation of Co-Investments. Investing in our group (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and shareholders will not have any right to receive co-investments. Shareholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to our group.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which our group invests), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount that is advisable or appropriate for our group (or a Brookfield Account in which we invest), which will,
126        Brookfield Infrastructure Corporation

in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more investors, and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations.
For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account or Oaktree Account (as defined below).
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely,
Brookfield Infrastructure Corporation     127

Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield Commitment with respect to such investments. Brookfield may also assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or the independent directors of our company, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand their relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, our group (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by our group (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or as those of the relevant Brookfield Account. For
128        Brookfield Infrastructure Corporation

example, investors (including our group) may participate in co-investment opportunities at different times (e.g. our group (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by such co-investors. When our group (or a Brookfield Account in which we invest) holds an investment alongside co-investors, our group (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to our group (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, our group (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, our group (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through our group (or a Brookfield Account in which we invest).
In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for our group (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely
Brookfield Infrastructure Corporation     129

obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which we invest). Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by our group and (b) our group to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which we invest and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”), and, in such cases, our group (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro-rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or a prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment
130        Brookfield Infrastructure Corporation

that ultimately will be shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which our group invests), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, our group or Brookfield Accounts in which our group invests could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including our group and other Brookfield Accounts) provides benefits overall to our group (and Brookfield Accounts in which we invest) and improves the attractiveness of our shares through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, our group or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
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
Brookfield Infrastructure Corporation     131

would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to our group (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, our group (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where our group (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent our group (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, our group (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our group (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, our group (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had
132        Brookfield Infrastructure Corporation

when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, our group (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which our group invests, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which we invest.
These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which our group invests) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which our group invests), our company’s board of directors will consider these relationships and there may be certain potential opportunities that are not pursued on behalf of our group (or a Brookfield Account in which our group invests) in view of such relationships. In addition, our group (or a Brookfield Account in which we invest) could invest with or alongside (or enter into joint ventures or other similar arrangements with) Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the partnership’s general partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and our group and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by our group or a Brookfield Account in which we invest for tenants, market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may, but will not be obligated to, take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is
Brookfield Infrastructure Corporation     133

otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with the investment objectives of our group or Brookfield Accounts in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.

134        Brookfield Infrastructure Corporation

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
•Advice to Other Brookfield Accounts May Conflict with our Group’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to our group and/or Brookfield Accounts in which our group is invested, or that will involve a different timing or nature of action than that taken with respect to our group and/or Brookfield Accounts in which our group is invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our group and/or Brookfield Accounts in which our group is invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our group and/or Brookfield Accounts in which our group is invested, market impact, liquidity constraints and/or other factors could result in our group receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which our group is invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which our group is invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from our group and/or Brookfield Accounts in which our group is invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which our group is invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which our group is invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for our group, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which our group is invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect our group (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such
Brookfield Infrastructure Corporation     135

Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which we invest), and we (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the partnership’s general partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the partnership’s general partner and Brookfield. Different portfolio management teams within the partnership’s general partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data and Information Sharing” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of our group (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, our group (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of our group (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to our group (or a Brookfield Account in which we invest).
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which our group invests, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other
136        Brookfield Infrastructure Corporation

things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which our group invests and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which our group invests for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which our group invests, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which our group invests for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
Brookfield Infrastructure Corporation     137

limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that our group is invested in.
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
138        Brookfield Infrastructure Corporation

all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which our group is invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which our group invests (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of our group or Brookfield Accounts in which our group invests in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by, the Brookfield Accounts (including our group and/or Brookfield Accounts in which we are invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors, and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with our group, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for our group and Brookfield Accounts in which our group invests that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and
Brookfield Infrastructure Corporation     139

information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in our group or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict our group, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of our group, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including our group and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of our group or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited
140        Brookfield Infrastructure Corporation

partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to our group and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our group or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which we invest) could make debt or equity investments in entities which
Brookfield Infrastructure Corporation     141

are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which we invest) is invested, which will result in a benefit to our group (or a Brookfield Account in which we invest). In situations where the activities of our group (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which we invest). See “Investments with Related Parties” below.
Additionally, there may be instances where our group (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact our group’s (or of a Brookfield Account in which we invest’s) investment opportunities. In cases where our group (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our shareholders or our board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our group, Brookfield Accounts in which our group invests and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which our group is invested and/or one of our group’s (direct or indirect) investments, such as seeking to increase their market share to our group’s detriment, withdrawing business from our group’s investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our group’s (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which our group is invested or our group’s (direct or indirect) portfolio
142        Brookfield Infrastructure Corporation

companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of our group (or a Brookfield Account in which we invest) and, therefore, our group, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with our group (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside our group (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, our group (or a Brookfield Account in which we invest)could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which we invest). Alternatively, our group (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and our group (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which we invest) is out of available commitments or other limitations). In this case, Brookfield,
Brookfield Infrastructure Corporation     143

Brookfield Insurance Accounts, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which we invest).
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of our group (or a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, our group (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Accounts, but may be restrained from doing so because of the Brookfield Account.
Moreover, from time to time, our group, a Brookfield Account in which our group is invested and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which our group is invested) would have paid if the transaction had involved the acquisition only of the assets our group (or the Brookfield Account in which our group is invested) ultimately retain. In certain circumstances, our group (or a Brookfield Account in which our group is invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as
144        Brookfield Infrastructure Corporation

deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, our group (or a Brookfield Account in which our group is invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which our group is invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which our group is invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of our group, the Brookfield Account in which we are invested, our portfolio companies or the unitholders, which may materially and adversely affect our group, the Brookfield Account in which we are invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by our group or a Brookfield Account in which we are invested at a loss, including loss of the entire investment.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including our group and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and
Brookfield Infrastructure Corporation     145

horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
As noted above, from time to time our group and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of our group or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including our group and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, our group and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-
146        Brookfield Infrastructure Corporation

party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our board and the board of the partnership’s general partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which our group is invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which our group is invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which our group is invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which our group is invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which we are invested).
From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which our group is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the
Brookfield Infrastructure Corporation     147

distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including our group’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including our group) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including our group) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by our group (or a Brookfield Account in which our group is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of our group’s or the relevant Brookfield Account’s remaining position and may be at higher prices than our group or the relevant Brookfield Account in which our group is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each
148        Brookfield Infrastructure Corporation

asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.
The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single Investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.
Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such Investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).
In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).
Brookfield Infrastructure Corporation     149

For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or our company’s independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.
In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by our group, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from our group or Brookfield Accounts in which we invest.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an asset held by our group or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an
150        Brookfield Infrastructure Corporation

affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by our group or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on our group and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving our group or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by our company’s independent directors or advisory committee of a Brookfield Account in which our group is invested, unless otherwise determined by Brookfield in its sole discretion.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of Brookfield Reinsurance, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS
Brookfield Infrastructure Corporation     151

Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio companies to engage in potential transactions.
Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.
In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.
152        Brookfield Infrastructure Corporation

A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of our company, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of our company will not be subject to review by or consent of the independent directors of our company, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which we invest).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including our group and Brookfield Account in which we invest) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including our group or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for
Brookfield Infrastructure Corporation     153

services by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including our group or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of our group or a Brookfield Account in which our group is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest shareholder in our company and is entitled to receive management fees and other compensation from our company. As a result, Brookfield will take its interests into account structuring Brookfield Accounts’ investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than
154        Brookfield Infrastructure Corporation

dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including our group, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such investors and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to
Brookfield Infrastructure Corporation     155

pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which our group is invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which our group is invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which our group is invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Brookfield Insurance Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which our group is invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which our group is invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which our group is invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the our company’s independent directors or investors in the Brookfield Account in which our group is invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which our group is invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which our group is invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such,
156        Brookfield Infrastructure Corporation

there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a Brookfield Account in which our group is invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which our group is invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by our group or the shareholders of our company.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions among various Brookfield Accounts, including our group and Brookfield Accounts in which we are invested, and may in connection therewith commit our group and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for our group and Brookfield Accounts in which our group is invested. To reduce the possibility of (a) potential conflicts between our group’s investment activities and those of Brookfield Personnel, and (b) our group’s investment activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our group’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel
Brookfield Infrastructure Corporation     157

generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including our group and Brookfield Accounts that we invest in) have invested in, are investing in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including our group and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our group and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on our group, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that would otherwise be suitable for our group or any other Brookfield Account, and our group (or Brookfield Accounts in which our group invests) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which our group invests). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our group and Brookfield Accounts in which our group invests (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than our group or Brookfield Accounts in which our group invests).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage such conflicts. Brookfield has discretion at any time, and without notice
158        Brookfield Infrastructure Corporation

to our shareholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our group and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related restrictions.
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
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group, Brookfield Accounts in which our group invests (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group and Brookfield Accounts in which our group invests , on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our group and Brookfield Accounts that our group invests in, but which are not made available to our group or those Brookfield Accounts. Our group and Brookfield Accounts that our group invests in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group and Brookfield Accounts that our group invests in with Brookfield, and our group and Brookfield Accounts that our group invests in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree,
Brookfield Infrastructure Corporation     159

from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that our group invests in.
Oaktree Accounts will be permitted to make investments of the type that are suitable for our group and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our group and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our group and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, our group (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities.
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
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
160        Brookfield Infrastructure Corporation

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
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our group and/or Brookfield Accounts that our group is invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that our group is invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our group and/or Brookfield Accounts that our group is invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by our group or a Brookfield Account in which we invest, or an AIFM owned by Brookfield and Oaktree may serve as an AIFM of our group or a Brookfield Account in which we invest and provide services such as risk management. If engaged by our group or a Brookfield Account in which we invest, such AIFM may provide such services at different rates than those charged to our group or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this annual report on Form 20-F and in the applicable governing documents. Companies in which our group (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
Brookfield Infrastructure Corporation     161

In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of our group’s interests (or the interests of Brookfield Accounts in which our group is invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with applicable law and the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation) to cause our group (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our company’s independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this annual report on Form 20-F. Principal trades between our group and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Accounts in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such
162        Brookfield Infrastructure Corporation

transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Accounts in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliate Services and Transactions” and “Transactions with Portfolio Companies” below.
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
Amounts our group lends to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties. Each of Brookfield and our group must ensure that there is sufficient liquidity available to cover the amount of any deposits from the other in the event they are called for repayment.
Conflicts of interest arising for Brookfield under this arrangement have been approved by our company’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
Brookfield Infrastructure Corporation     163

In addition, from time to time, our group may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with our group on the terms described below or otherwise approved by our company’s independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by our group under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2023, our net deposit from such Depositing Parties was $nil and our group incurred interest expenses relating to such arrangements of $nil for the year ended December 31, 2023. Our group must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
This arrangement is intended to enhance the use of excess funds of the applicable Depositing Party when our group has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the applicable Depositing Party, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to our group, a lower cost of funds than it otherwise would be able to obtain in the market. Accordingly, each of the Depositing Party and our group benefits from these arrangements.
Conflicts of interest arising for Depositing Parties under this arrangement have been approved by our company’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
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
164        Brookfield Infrastructure Corporation

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
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our company’s status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which our group is invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which our group is invested) for reputational reasons that it may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which our group is invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which our group is invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which our group is invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG and/or sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which we invest), notwithstanding any adverse ESG and/or sustainability impact on the investments of our group (or a Brookfield Account in which we invest).
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
Brookfield Infrastructure Corporation     165

deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
166        Brookfield Infrastructure Corporation

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
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of our group and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of our group and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.
Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including our group and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, our group and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity.
Brookfield Infrastructure Corporation     167

Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including our group or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of to our group, Brookfield Accounts in which our group invests, and/or their investments, potential investments and/or investment entities that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions, financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which we invest) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing
168        Brookfield Infrastructure Corporation

approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which we invest) and/or our shareholders or the unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which we invest), and are expected to be substantial.
The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group (or a Brookfield Account in which we are invested). Furthermore, providing services or products to our group (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
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
Brookfield Infrastructure Corporation     169

(d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this annual report on Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that
170        Brookfield Infrastructure Corporation

a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and our group (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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
Brookfield Infrastructure Corporation     171

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
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between our group (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of our group (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that our group (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to our group (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for
172        Brookfield Infrastructure Corporation

similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to our group (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to our group (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among our group (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage our group to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that our group would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by our group (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among our group (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” and “Insurance” and “Internal Audit” subsections in the Potential Conflicts of Interest section of this annual report on Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including our group (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same
Brookfield Infrastructure Corporation     173

employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could
174        Brookfield Infrastructure Corporation

determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
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
Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to our group (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in our group (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for,
Brookfield Infrastructure Corporation     175

a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by our group (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which we invest) (or among our group (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including our group and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including our group and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to our group, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by our group, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such
176        Brookfield Infrastructure Corporation

services that Brookfield will benefit from, while our group, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Resolution of Conflicts Generally” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which our group is invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s
Brookfield Infrastructure Corporation     177

investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our group’s capabilities (and the capabilities of Brookfield Accounts in which our group is invested) and is an integral part of our group’s (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
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
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which our group is invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our board’s independent directors or shareholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such
178        Brookfield Infrastructure Corporation

companies that may, in turn, transact with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to our group, Brookfield Accounts in which our group is invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which our group is invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which our group is invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses) and not to our group or our group’s shareholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our group, Brookfield Accounts in which our group is invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of our group, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our group’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our group or its shareholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to our group, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, our group, a Brookfield Account in which our group is invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
Brookfield Infrastructure Corporation     179

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
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) our group, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant
180        Brookfield Infrastructure Corporation

company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by our group and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by our group or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by our group, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result our group, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our company’s independent directors in the Conflicts Protocols, but will not be subject to approval by the unitholders, and such
Brookfield Infrastructure Corporation     181

amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our group’s and the Brookfield Accounts in which we invest’s access to Brookfield’s broader asset management platform enhances our group’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our group’s and such Brookfield Accounts’ operations and will provide benefits to our group, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
•Protective Loans. Brookfield may loan capital to our group or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause our group and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including our group) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to our group, Brookfield Accounts in which we invest, or an investment.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
182        Brookfield Infrastructure Corporation

•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for our group (or a Brookfield Account in which our group is invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our group or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which our group is invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in our group (or a Brookfield Account in which we invest), or in a vehicle controlled by our group (or a Brookfield Account in which we invest), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
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
Brookfield Infrastructure Corporation     183

allocate to our group, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside our group or a Brookfield Account in which we invest by co-investors that do not pay management fees.
•Travel Expenses. Our group will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which our group is invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which our group is invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions
184        Brookfield Infrastructure Corporation

between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, and (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies.. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including our group, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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
Brookfield Infrastructure Corporation     185

considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by our group, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
•Investment Platforms. Brookfield Accounts (including our group and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by our group (or Brookfield Accounts in which our group is invested) other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom our group (or such Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which we invest) participates or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside our group or (a Brookfield Account in which we invest).
186        Brookfield Infrastructure Corporation

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
Our group (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of our group (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with our group (or Brookfield Accounts in which we invest) and/or our shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to our group and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be
Brookfield Infrastructure Corporation     187

entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
Subject to any limitations set forth in the governing documents of our group or the Brookfield Accounts in which we invest, Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which we invest utilize borrowings under loan facilities. Brookfield may adopt from time to time policies or guidelines relating to the use of such loan facilities. Such policies could include using the loan facilities to systematically defer calling capital from investors. In addition to using such facilities to defer capital calls, Brookfield can, subject to the terms of the relevant Brookfield Account’s governing documents, elect to use long-term financing for Brookfield Accounts in certain circumstances, including: (i) to make certain investments that Brookfield determines to hold on the loan facility for an extended time, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees and operating expenses otherwise payable by investors, (iv) to bridge a potential co-investment or a follow-on investment related to an existing co-investment, and (v) when Brookfield otherwise determines that it is in the best interests of our group or the Brookfield Accounts in which we invest.
Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which we invest) even though such investors do not provide the same level of credit support for such borrowing as other investors. This occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.
In addition, our group and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if our group or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace our group or another Brookfield Account as the guarantor.
•Recourse to Our Group and Other Brookfield Accounts’ Assets. The assets of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts),
188        Brookfield Infrastructure Corporation

for any proper purpose relating to the activities of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If our group (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to our group’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments our group makes in other Brookfield Accounts, investors in such accounts (including our group) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of our group (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, our group and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of our group or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, our group and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing our group and Brookfield Accounts that we invest in, as well as employees of portfolio companies that our group and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to our group or Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to our group and Brookfield Accounts in which we invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts
Brookfield Infrastructure Corporation     189

relative to their responsibilities to our group and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to our group and Brookfield Accounts in which we invest.
•Use of Brookfield Arrangements. Our group (and/or Brookfield Accounts in which our group invests) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our group (and/or Brookfield Accounts in which our group invests) as if our group (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, our group (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since our group will not have direct contractual privity with the counterparty. Further, it is possible that our group (or Brookfield Accounts in which our group invests) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of our group and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of our group and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of our group and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, our group and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, the partnership’s general partner, relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for units in our group or
190        Brookfield Infrastructure Corporation

interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts, that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused our group and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of and for placement and administration of insurance coverage for the benefit of our group, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the relevant Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which we invest) (including policies covering our group, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which our group invests) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
Brookfield Infrastructure Corporation     191

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
192        Brookfield Infrastructure Corporation

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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that our group invests in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which our group invests) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which our group invests) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which our group invests) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which our group invests).
Brookfield on behalf of our group (or a Brookfield Account in which our group invests) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest), including Brookfield in its
Brookfield Infrastructure Corporation     193

capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
194        Brookfield Infrastructure Corporation

•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of our group and of Brookfield Accounts in which our group invests) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including our group and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation (the “Corporation”) on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by Brookfield Asset Management ULC (“BAM ULC”). BAM ULC is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management Ltd. (“Brookfield Asset Management”). Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of BAM ULC, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of the Corporation and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of the Corporation and of the Asset Management Business), the Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, the Corporation will receive certain transition services from the Asset Management business and the Asset Management Business will receive transition services from the Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including our group and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the
Brookfield Infrastructure Corporation     195

Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc.. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including our group and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management Ltd.
OTHER CONFLICTS
•Internal Audit. Brookfield Corporation, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which we invest) and portfolio companies of our group (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to our group (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to our group, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for our group, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which our group invests could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which our group is invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including our group and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective
196        Brookfield Infrastructure Corporation

loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged our group or a Brookfield Account in which we invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this annual report on Form 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this annual report on Form 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to our group (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including our group and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to
Brookfield Infrastructure Corporation     197

delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to our group (and Brookfield Accounts in which we invest) or our unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this annual report on Form 20-F, Brookfield is not required to and generally does not expect to seek approval from our board of directors or the partnership’s general partner or from our shareholders or the unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this annual report on Form 20-F) unless required by applicable law or as otherwise set out in this annual report on Form 20-F or the governing documents. By acquiring units in our group or shares in our company (and Brookfield Accounts in which we invest), each shareholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this annual report on Form 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this annual report on Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which we invest).Additional conflicts may exist, that are not presently known to our company’s board of directors, Brookfield or are deemed immaterial. In addition, as the Brookfield activities and the investment program of our group and Brookfield Accounts in which we invest change over time, an investment in our group (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. The partnership has been granted exemptive relief from the
198        Brookfield Infrastructure Corporation

requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of the partnership’s market capitalization if Brookfield’s indirect equity interest in the partnership and the exchangeable shares are included in the calculation of the partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.2% indirect interest in the partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 20.2% indirect interest in the partnership in the form of exchangeable shares held by Brookfield and the public.
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
NTS Voting Agreement
Our company and Brookfield Infrastructure have determined that it is desirable for our company to have control over certain of the entities through which we hold our interest in NTS entities. Accordingly, our company has entered into a voting agreement (the “NTS Voting Agreement”), to provide us with voting rights over the NTS entities.
Pursuant to the NTS Voting Agreement, voting rights with respect to any of the NTS entities will be voted in accordance with the direction of our company with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.

Brookfield Infrastructure Corporation     199

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
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, Canadian Dollar Offered Rate (until the Canadian Dollar Offered Rate is replaced with the Canadian Overnight Repo Rate Average) or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
200        Brookfield Infrastructure Corporation

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
As partial consideration for exchangeable shares issued during the year-ended December 31, 2021, our company established a loan receivable of approximately $1,114 million with Brookfield Infrastructure pursuant to a demand deposit with Canada HoldCo in favor of our company.
Our company and Brookfield Infrastructure agreed to settle the loan payable balance outstanding in 2021 under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
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
Brookfield Infrastructure Corporation     201

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
Our company has also been granted relief from the requirements of MI 61-101 for any related party transactions of our company with persons other than the partnership or any of our subsidiary entities, provided that, amongst other conditions, the partnership complies with the requirements of MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly.
7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
202        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     203

As of March 14, 2024, approximately 131.9 million exchangeable shares, two class B shares, 11.1 million class C shares and no preferred shares are issued and outstanding. Brookfield Infrastructure holds the class B share, having a 75% voting interest in our company, and all of the class C shares, which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. In addition, Brookfield holds, directly and indirectly, approximately 9.9% of our exchangeable shares.
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
204        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     205

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
206        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     207

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
208        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     209

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
210        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     211

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
212        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     213

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
This section does not include a complete description of all of the differences between the rights of shareholders and unitholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the partnership’s annual report on Form 20-F, the relevant provisions of British Columbia law and Bermuda law, as well as the governing documents of each of our company and the partnership, each as amended, restated, supplemented or otherwise modified from time to time, copies of which are available on EDGAR on the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.

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
214        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     215

EXCHANGEABLE SHARES	UNITS
Voting Rights	Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares, will vote together and not as separate classes. Each holder of an exchangeable share is entitled to cast one vote per exchangeable share on all matters submitted to a vote. On each such matter, the holders of class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. As Brookfield Infrastructure holds all of the class B shares, it holds 75% of the votes eligible to be cast on all matters where the exchangeable shares and class B shares vote together.

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

216        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     217

	EXCHANGEABLE SHARES	UNITS
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

218        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     219

	EXCHANGEABLE SHARES	UNITS
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

220        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     221

EXCHANGEABLE SHARES	UNITS
Written Consent in Lieu of Meeting	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.	Written consents may be solicited only by or on behalf of the partnership’s general partner. Any such consent solicitation may specify that any written consents must be returned to the partnership within the time period, which may not be less than twenty (20) days, specified by the partnership’s general partner.

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

222        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     223

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers, Continued	Our company will not indemnify any present or former director or officer of our company for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is specifically prohibited under the BCBCA.
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
224        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     225

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	Shareholders have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

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
226        Brookfield Infrastructure Corporation

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

Notwithstanding the foregoing, upon any redemption event, the partnership may elect to acquire all of the outstanding exchangeable shares in exchange for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption, plus all unpaid dividends, if any (the form of payment to be determined at the election of the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.”
N/A.
Brookfield Infrastructure Corporation     227

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer, Continued	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”	N/A.
Qualification	N/A.
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

228        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     229

	EXCHANGEABLE SHARES	UNITS
Liquidation, Continued	Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.
Conversion	The partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class C share on a one-for-one basis.	N/A.
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
230        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
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
Brookfield Infrastructure Corporation     231

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
8.Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
9.Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P. and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
10.Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Equity Commitment”.
11.Voting Agreement, dated March 30, 2020, between our company and the NTS entities, described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — NTS Voting Agreement”.
12.Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
13.Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

14.First Supplemental Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
15.Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure
232        Brookfield Infrastructure Corporation

Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc., as described under Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — BIPC Exchangeable LP Units and the Support and Exchange Agreement”.
16.Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
17.First Supplemental Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc, Computershare Trust Company of Canada and Computershare Trust Company, N.A., , as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
18.Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIP Bermuda Holdings I Limited as borrower and BIPC Bermuda Holdco Limited as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
19.Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIPC Bermuda Holdco I Limited as borrower and BIP Bermuda Holdings I Limited as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
Copies of the foregoing documents are available on EDGAR on the SEC’s website at www.sec.gov and on SEDAR+ at www.sedarplus.ca.
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

Brookfield Infrastructure Corporation     233

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
For purposes of this summary, a “U.S. Holder” is a beneficial owner of exchangeable shares that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of exchangeable shares, other than a U.S. Holder or an entity or arrangement classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds exchangeable shares, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold exchangeable shares should consult their own tax advisers.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of exchangeable shares, as well as any tax consequences under the laws of any other taxing jurisdiction.
234        Brookfield Infrastructure Corporation

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
Characterization of the Exchangeable Shares
The U.S. federal income tax consequences relating to the ownership and disposition of exchangeable shares depend, in part, on whether the exchangeable shares are, for U.S. federal income tax purposes, treated as stock of our company and not as interests in the partnership. We intend to take the position and believe that the exchangeable shares are properly characterized as stock of our company for U.S. federal income tax purposes. However, the treatment of the exchangeable shares as stock of our company is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the exchangeable shares. If the exchangeable shares are not treated as stock of our company and are instead treated as units of the partnership, then a holder of exchangeable shares generally would be expected to be taxed in the same manner as a holder of units of the partnership. The remainder of this summary assumes that the exchangeable shares will be treated as stock of our company for U.S. federal income tax purposes.
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
Brookfield Infrastructure Corporation     235

Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their tax advisers regarding the application of the relevant rules to their particular circumstances.

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
236        Brookfield Infrastructure Corporation

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
Exercise of the Partnership Call Right. The partnership has the right to acquire exchangeable shares directly from a shareholder under certain circumstances in exchange for units or cash (the “partnership call right”). For the U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for cash pursuant to the exercise of the partnership call right, see the discussion above under “— Sale, Redemption, Exchange, or Other Taxable Disposition of Exchangeable Shares”.
The U.S. federal income tax consequences to a U.S. Holder of the exchange of exchangeable shares for units pursuant to the exercise of the partnership call right will depend in part on whether the exchange qualifies as tax-free under Section 721(a) of the U.S. Internal Revenue Code. For the exchange to so qualify, the partnership (i) must be classified as a partnership and not as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes and (ii) must not be treated as an investment company for purposes of Section 721(b) of the U.S. Internal Revenue Code. With respect to the classification of the partnership as a partnership for U.S. federal income tax purposes, see the discussion above under “— Partnership Status of the Partnership and the Holding LP”.
Brookfield Infrastructure Corporation     237

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
238        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     239

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
Passive Foreign Investment Company Considerations. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if our company is treated as a PFIC for any taxable year during which the U.S. Holder holds exchangeable shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, and net foreign currency gains.
Based on its expected income, assets, and activities, our company does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether our company is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of our company’s income and assets and the nature of its activities from time to time and must be made annually at the close of each taxable year, there can be no assurance that our company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.
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
Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If you were to make an election to treat your interest in our company as a “qualified electing fund” (“QEF election”) for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of our company, even if not distributed to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement from our company and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to make available information related to the PFIC status of our company and any other subsidiary of our company that we are able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF election with respect to each such entity.
240        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     241

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
242        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     243

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”), and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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

244        Brookfield Infrastructure Corporation

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
Subject to the potential application of subsection 55(2) of the Tax Act, dividends on the exchangeable shares received by a resident holder that is a corporation (other than a “specified financial institution” for purposes of the Tax Act) will be included in the resident holder’s income and will generally be deductible by the resident holder in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a resident holder that is a corporation as proceeds of disposition or a capital gain. Resident holders that are corporations should consult their own tax advisors having regard to their own circumstances.
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
(B)the specified financial institution and persons with whom it does not deal at arm’s length (within the meaning of the Tax Act).
Brookfield Infrastructure Corporation     245

Notwithstanding the discussion above, during the period while the Rights Agreement is in place, the exchangeable shares will be subject to the “guaranteed share” provisions of the Tax Act. In the case of a resident holder of exchangeable shares that is a corporation in respect of which dividends on the exchangeable shares will be included in the resident holder’s income as a taxable dividend, such taxable dividends received on the exchangeable shares during such period will be deductible in computing its taxable income only if, at the time of receipt of the taxable dividends by the corporation, (a) the exchangeable shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and NYSE); and (b) dividends are received in respect of not more than 10% of the issued and outstanding exchangeable shares by (i) the particular corporation, (ii) persons with whom the particular corporation does not deal at arm’s length for purposes of the Tax Act, or (iii) partnerships or trusts of which the particular corporation or persons with whom it does not deal at arm’s length for purposes of the Tax Act, is a member or beneficiary.
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
246        Brookfield Infrastructure Corporation

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
The amount of any capital loss realized by a resident holder that is a corporation on the disposition of an exchangeable share may be reduced by the amount of any deductible dividends received or deemed to be received by the resident holder on such exchangeable share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an exchangeable share is owned by a partnership or trust of which a corporation, partnership or trust is a member or beneficiary. Such resident holders should consult their own advisors.
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
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the proposed amendments (including pursuant to anti-avoidance rules in the proposed amendments). Resident holders are advised to consult their own tax advisors in this regard.
Eligibility for Investment
Based on the current provisions of the Tax Act, provided that the exchangeable shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE), the exchangeable shares will be “qualified investments” under the Tax Act for a trust governed by a tax-free savings account (“TFSA”), first home savings account (“FHSA”), registered disability savings plan (“RDSP”), registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), or deferred profit sharing plan.
Brookfield Infrastructure Corporation     247

Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in BIPC. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holders, annuitants or subscribers.
Holders of TFSAs, FHSAs or RDSPs, annuitants under RRSPs or RRIFs and subscribers of RESPs should consult their own tax advisors as to whether such exchangeable shares will be such a “prohibited investment”, including with respect to whether the exchangeable shares would be “excluded property” for purposes of such rules in their particular circumstances.
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
248        Brookfield Infrastructure Corporation

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
BIPC expects that all relevant times, all or substantially all of its property and the units of the partnership will not be “taxable Canadian property”.
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
Brookfield Infrastructure Corporation     249

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
250        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     251

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
252        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     253

In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th floor, New York, NY, 10281.
10.I    SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 5, “Fair Value of Financial Instruments”, Note 23, “Derivative Financial Instruments” and Note 24, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
254        Brookfield Infrastructure Corporation

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
Excluded from our evaluation were internal controls over financial reporting at Triton International Limited, which was acquired on September 28, 2023. The financial statements of Triton constitute 51.8% of total assets, 66.2% of equity (excluding corporate), 15.4% of revenues, and 4.8% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023.
Brookfield Infrastructure Corporation     255

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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
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
ITEM 16B.    CODE OF ETHICS
Our board has adopted a Code of Business Conduct and Ethics, or the code, a copy of which is filed on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov and is available on our website at www.bip.brookfield.com/BIPC/corporate-governance/governance-documents. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The audit committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the nominating and governance committee and/or our board of such reports.
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
256        Brookfield Infrastructure Corporation

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208), to act as our company’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2023		2022
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$3,722	97%	$1,721	95%
Audit-related fees(2)	125	3%	88	5%
Tax fees	—	—%	—	—%
All other fees	—	—%	—	—%
Total	$3,847	100%	$1,809	100%

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
In November 2023, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that in the event that exchangeable shares, trade in a price range that does not fully reflect their value, the acquisition of exchangeable shares may represent an attractive use of available funds. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 11,867,195 exchangeable shares. At the close of business on November 21, 2023, there were 131,840,045 exchangeable shares issued and outstanding and 118,671,959 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 32,743 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 130,974 exchangeable shares on the TSX for the six months ended October 31, 2023, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on December 1, 2023 and our normal course issuer bid will terminate on November 30, 2024, or earlier should we complete our repurchases prior to such date.
Brookfield Infrastructure Corporation     257

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
In the year ended December 31, 2023, we did not repurchase any of our exchangeable shares.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the insider trading policy of Brookfield Corporation, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this annual report on Form 20-F.
258        Brookfield Infrastructure Corporation

ITEM 16K. CYBERSECURITY
Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield Corporation.
We believe our cybersecurity program is reasonably designed to materially protect the integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees regularly undergo mandatory continuing cybersecurity training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We continue to focus on readying our assets by implementing a standard way to test the systems of our portfolio companies annually through cyber readiness drills. These drills consist of simulations of potential threats in which companies need to detect, protect against, and recover from an attack. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information.
The effectiveness of these programs is evaluated regularly through both internal and third-party audits.
In 2023, we undertook the following initiatives: further enhanced our data protection and threat-intelligence capabilities; improved our processes for third-party risk management; continued mandatory cybersecurity education for all employees; and incorporated social engineering to our phishing simulations. When we engage third parties, we have policies and processes to govern their access and reduce the risks associated with their access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct; supply chain and vendor management; and human rights and modern slavery.
Our systems face cybersecurity risks, and we have in the past experienced threats to our data and systems. However, to date, these incidents have not had a material impact on our business strategy, results of operations, or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See "Item 3D. Risk Factors— Our business relies on the use of technology, and as a result, we may be exposed to cyber-security attacks".

Brookfield Infrastructure Corporation     259

Governance
Cybersecurity at our company is overseen by our board of directors, the Audit Committee and management, as well as by Brookfield Corporation, through the EISP described above.
The Audit Committee of our board of directors is responsible for overseeing risk management strategies that are specific to our company, including reviewing management’s assessment of the current and emerging risks and related mitigation strategies across financial and non-financial risks, including cybersecurity risks. Regular reports and updates on cybersecurity risks are made to senior management of the Service Providers and the respective board of directors of our portfolio companies.
Pursuant to the EISP, Brookfield Corporation’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield Corporation’s senior management, legal counsel and external counsel to develop and monitor Brookfield Corporation’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the audit committee of Brookfield Corporation, which subsequently reports to the board of directors of Brookfield Corporation about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight.
In addition, Brookfield Corporation has established an Advisory Committee, led by the CISO, and composed of representatives from Brookfield Corporation’s operating businesses, including our group. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.
260        Brookfield Infrastructure Corporation

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation–incorporated by reference from Exhibit 3.1 of our company’s Form 6-K filed on April 2, 2020.
2.1	Description of Securities - incorporated by reference to Exhibit 2.1 to our company’s Annual Report on Form 20-F filed March 9, 2022.
4.1	Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.*
4.2
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference to Exhibit 4.3 to the partnership’s Annual Report on Form 20 F filed March 28, 2014.

4.3
Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.–incorporated by reference from Exhibit 4.5 to the partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.4
Rights Agreement, dated March 31, 2020, by and between Brookfield Asset Management Inc. (now known as Brookfield Corporation) and Wilmington Trust, National Association–incorporated by reference from Exhibit 10.1 of our company’s Form 6-K filed on April 2, 2020.

4.5
Registration Rights Agreement, dated March 31, 2020, by and between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation) –incorporated by reference from Exhibit 10.2 of our company’s Form 6-K filed on April 2, 2020.

4.6
Guarantee, dated as of March 30, 2020, by BIPC Holdings Inc. in favor of Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.3 of our company’s Form 6-K filed on April 2, 2020.

4.7
Guarantee Indenture, dated as of March 30, 2020, among BIP Investment Corporation, BIPC Holdings Inc. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.4 of our company’s Form 6-K filed on April 2, 2020.

4.8
Guarantee Indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada–incorporated by reference from Exhibit 10.5 of our company’s Form 6-K filed on April 2, 2020.

4.9
Equity Commitment Agreement, dated as of March 31, 2020, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.–incorporated by reference from Exhibit 10.10 of our company’s Form 6-K filed on April 2, 2020.

4.10
Voting Agreement, effective as of March 30, 2020, among Brookfield Infrastructure Corporation, BIF III Noronha AIV LLC and BIP Noronha AIV LLC–incorporated by reference from Exhibit 10.11 of our company’s Form 6-K filed on April 2, 2020.

Brookfield Infrastructure Corporation     261

4.11
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

4.12
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

4.13
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

4.14
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

4.15
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

4.16	Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIP Bermuda Holdings I Limited as borrower and BIPC Bermuda Holdco Limited as lender.*
4.17	Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIPC Bermuda Holdco I Limited as borrower and BIP Bermuda Holdings Limited as lender.*
8.1	Significant Subsidiaries of Brookfield Infrastructure Corporation (Incorporated by reference to Item 4.C, “Organizational Structure”).
11.1	Personal Trading Policy.*
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Audit Committee Charter of Brookfield Infrastructure Corporation*
15.2	Consent of Deloitte LLP.*
97.1	Clawback Policy.*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
262        Brookfield Infrastructure Corporation

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure Corporation     263

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 18, 2024	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
264        Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2023
and 2022 and for the years ended December 31, 2023, 2022 and 2021	F-7
Brookfield Infrastructure Corporation     F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operating results, comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2 Brookfield Infrastructure Corporation

Revaluation of Property, Plant and Equipment - Refer to Notes 3 and 8 to the financial statements
Critical Audit Matter Description
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

Acquisition of Businesses – Refer to Notes 3 and 4 to the financial statements
Critical Audit Matter Description
The Company acquired Triton during the year. When it was acquired, the Company assessed the degree of influence it exerted and whether it had control or not. As control existed, the Company accounted for the business combination using the acquisition method of accounting. The purchase price of the Triton acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.

Brookfield Infrastructure Corporation     F-3

While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the Triton acquisition were forecasted future cash flows (revenues, attrition rates and growth capex), and discount rates used in the valuation of customer relationships and the valuation of certain property, plant and equipment. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of various specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of Triton included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of customer relationships, including those over forecasted future cash flows (revenue, attrition rates and growth capex), and discount rates and the valuation of certain property, plant and equipment.
•Evaluated the reasonableness of forecasted revenues and growth capex by comparing forecasts to historical results, analyst and industry reports and evidence obtained in other areas of the audit.
•With the assistance of fair value specialists, evaluated the reasonableness of attrition rates and discount rates by testing the source information underlying the determination of the rates and developing a range of independent estimates, and comparing those to the attrition and discount rates selected by management.
•With the assistance of valuation specialists, evaluated the valuation methods and assumptions used by management to determine the fair value of certain property, plant and equipment by evaluating the reasonableness of the Company’s replacement cost assumptions including the estimated useful life, considering source information, historical data for similar assets, and external market and industry data.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2024

We have served as the Company’s auditor since 2019.

F-4 Brookfield Infrastructure Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Corporation and subsidiaries (the “Company") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 18, 2024, expressed an unqualified opinion on those financial statements.
As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Triton International Limited (“Triton”), which was acquired on September 28, 2023. The financial statements of Triton constitute 51.8% of total assets, 66.2% of equity (excluding corporate), 15.4% of revenues, and 4.8% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Triton.
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
Brookfield Infrastructure Corporation     F-5

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2024
F-6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2023	As of December 31, 2022
Assets
Cash and cash equivalents	5, 6	$539	$445
Financial assets	5	38	57
Accounts receivable and other	5, 7	939	499
Due from Brookfield Infrastructure	5, 22	1,288	566
Current assets		2,804	1,567
Property, plant and equipment	8	14,151	4,718
Intangible assets	9	3,699	2,847
Investments in associates	10	—	428
Goodwill	11	1,726	518
Financial assets	5	65	40
Other assets	7	1,424	17
Deferred income tax asset	19	40	43
Total assets		$23,909	$10,178
Liabilities and Equity
Liabilities
Accounts payable and other	5, 12	$1,099	$781
Non-recourse borrowings	5, 14	1,021	328
Financial liabilities	5, 13	60	72
Loans payable to Brookfield Infrastructure	5, 22	26	26
Exchangeable and class B shares	5, 13, 18	4,153	3,426
Current liabilities		6,359	4,633
Non-recourse borrowings	5, 14	11,007	4,249
Financial liabilities	5, 13	15	—
Other liabilities	12	325	119
Deferred income tax liability	19	2,135	1,538
Total liabilities		19,841	10,539
Equity
Brookfield Infrastructure Partners L.P (1)	18	(399)	(1,119)
Non-controlling interests	15	4,467	758
Total equity		4,068	(361)
Total liabilities and equity		$23,909	$10,178

(1)Common equity is attributable to the partnership prior to the special distribution and subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

Brookfield Infrastructure Corporation     F-7

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2023	2022	2021
Revenues	16	$2,503	$1,886	$1,643
Direct operating costs	8, 9, 17	(778)	(542)	(526)
General and administrative expenses		(67)	(69)	(49)
		1,658	1,275	1,068
Interest expense	13	(697)	(544)	(294)
Share of (losses) earnings from investments in associates	10	(20)	4	—
Remeasurement of exchangeable and class B shares	13	34	1,058	(447)
Mark-to-market and foreign currency revaluation		23	49	(11)
Other (expense) income		(24)	39	116
Income before income tax		974	1,881	432
Income tax (expense) recovery
Current	19	(348)	(341)	(234)
Deferred	19	(20)	79	(171)
Net income		$606	$1,619	$27

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$111	$1,094	$(368)
Non-controlling interests		495	525	395

(1)Net income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share. See Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

F-8 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2023	2022	2021
Net income		$606	$1,619	$27
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	8	142	100	134
Taxes on the above	19	(36)	(25)	(121)
		106	75	13

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		159	(163)	(99)
Cash flow hedge	5	(24)	(58)	—
Taxes on the above items	19	2	11	—
Share of (losses) earnings from investments in associates	10	(27)	27	—
		110	(183)	(99)
Total other comprehensive income (loss)		216	(108)	(86)
Comprehensive income (loss)		$822	$1,511	$(59)

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$278	$1,008	$(373)
Non-controlling interests		544	503	314

(1)Comprehensive income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

Brookfield Infrastructure Corporation     F-9

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net income	—	111	—	—	111	495	606
Other comprehensive income	—	—	—	167	167	49	216
Comprehensive income	—	111	—	167	278	544	822
Share issuance	339	—	—	—	339	—	339
Distributions to non-controlling interests	—	—	—	—	—	(458)	(458)
Acquisition of subsidiaries(2)	—	—	—	—	—	3,726	3,726
Other items	—	103	—	—	103	(103)	—
Balance as at December 31, 2023	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068

(1)Refer to Note 20, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 4, Acquisition of businesses, for further details.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net income	—	1,094	—	—	1,094	525	1,619
Other comprehensive loss	—	—	—	(86)	(86)	(22)	(108)
Comprehensive income (loss)	—	1,094	—	(86)	1,008	503	1,511
Distributions to non-controlling interests	—	—	—	—	—	(448)	(448)
Balance as at December 31, 2022	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)

(1)Refer to Note 20, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-10 Brookfield Infrastructure Corporation

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2021	$53	$33	$(2,347)	$539	$(1,722)	$1,150	$(572)
Net (loss) income	—	(368)	—	—	(368)	395	27
Other comprehensive loss	—	—	—	(5)	(5)	(81)	(86)
Comprehensive (loss) income	—	(368)	—	(5)	(373)	314	(59)
Distributions to non-controlling interests	—	—	—	—	—	(425)	(425)
Acquisition of non-controlling interests	—	—	—	—	—	(281)	(281)
Other items	—	142	(32)	(142)	(32)	(55)	(87)
Balance as at December 31, 2021	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)

(1)Refer to Note 20 Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

Brookfield Infrastructure Corporation     F-11

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2023	2022	2021
Operating Activities
Net income		$606	$1,619	$27
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	10	23	29	—
Depreciation and amortization expense	8, 9, 17	365	211	236
Mark-to-market and other	5	73	(2)	(77)
Remeasurement of exchangeable and class B shares	13	(34)	(1,058)	447
Deferred income tax expense (recovery)	19	20	(79)	171
Changes in non-cash working capital, net	25	6	173	35
Cash from operating activities		1,059	893	839

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	(3,086)	—	—
Disposal of subsidiaries, net of cash disposed		—	—	817
Investment in associates	10	—	(455)	—
Disposal of investments in associates	10	435	—	—
Purchase of long-lived assets	8, 9	(594)	(525)	(417)
Disposal of long-lived assets	8, 9	75	4	2
Purchase of financial assets		(57)	(71)	—
Sale of financial assets		53	—	—
Settlement of foreign exchange and other hedging items	5	—	—	(76)
Cash (used by) from investing activities		(3,174)	(1,047)	326

Financing Activities
Exchangeable shares issued, net of costs	13	—	—	128
Distributions to non-controlling interests		(458)	(448)	(425)
Acquisition of partial interest from non-controlling interest		—	—	(283)
Capital provided by non-controlling interest	4	2,911	—	—
Proceeds from non-recourse borrowings	14	1,313	2,143	377
Repayment of non-recourse borrowings	14	(1,136)	(1,060)	(211)
Loans and repayments from Brookfield Infrastructure	22	1,057	605	15
Loans and repayments to Brookfield Infrastructure	22	(1,472)	(138)	(469)
Other financing activities		(32)	—	—
Settlement of deferred consideration		—	(1,106)	—
Cash from (used by) financing activities		2,183	(4)	(868)

Cash and cash equivalents
Change during the year		68	(158)	297
Impact of foreign exchange on cash		26	134	(20)
Balance, beginning of year		445	469	192
Balance, end of year		$539	$445	$469

(1)R
F-12 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 1.  ORGANIZATION AND DESCRIPTION OF OUR COMPANY
a)Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) on August 30, 2019 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation (“Brookfield”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares (“exchangeable shares”) of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
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
Brookfield Infrastructure Corporation     F-13

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
F-14 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
v)Other arrangements with Brookfield
Subsidiaries of Brookfield provide management services to our company pursuant to the partnership’s existing Master Services Agreement. Please refer to Note 3(b), Material Accounting Policy Information, for further details. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for paying, or reimbursing the partnership for, our proportionate share of the total base management fee.
Further details of the Master Services Agreements are described in Note 22, Related Party Transactions.
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2023	2022	2021	2023	2022	2021
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	31	92	92	92
Global intermodal logistics operation(2)	Triton International Limited(1),(2)	U.S.	28	—	—	100	—	—

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
(2)Refer to Note 4, Acquisition of businesses, for further details.
Brookfield Infrastructure Corporation     F-15

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
These consolidated financial statements were authorized for issuance by the Board of Directors of our company on March 18, 2024.
(b)Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there was insufficient substance to justify a change in the measurement of our company. In accordance with our company and the partnership’s accounting policy, effective March 30, 2020, the assets and liabilities of our businesses were transferred to our company at their carrying values.
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
F-16 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
c)Continuity of Interests
Our company was established on August 30, 2019 by the partnership. On March 30, 2020, the partnership contributed the businesses to our company in exchange for loans receivable, exchangeable shares, class B shares and class C shares. On March 31, 2020, the partnership completed the special distribution of the exchangeable shares to holders of units and continues to hold all of the class B and class C shares of our company. The partnership directly and indirectly controlled our company prior to the special distribution and continues to control our company subsequent to the special distribution through its interests in our company. As a result of this continuing common control, there was insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected the businesses in its financial position and financial performance using the partnership’s carrying values prior to the contribution of the businesses to our company.
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
Brookfield Infrastructure Corporation     F-17

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
F-18 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Machinery and equipment	Up to 20 years
Leasehold improvements	Up to 25 years
Network systems	Up to 80 years
Brookfield Infrastructure Corporation     F-19

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
j)Intangible Assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Our company’s intangible assets are comprised primarily of service concession arrangements, customer relationships, brand, developed technology and customer order backlogs.
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
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the estimated useful life of the underlying infrastructure with approximately 29 years remaining, on average.
The customer relationships, brand, and developed technology were acquired as part of the acquisition of the global intermodal logistics operation and were initially recognized at their fair values. The customer relationships represent the on-going economic benefit from our leasing contracts with customers.
F-20 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Revenue from our businesses is derived from the transmission of natural gas, the distribution of energy and logistics services revenue. Distribution, transmission and logistics revenue each contain a single performance obligation that is recognized over time when services are rendered, based primarily on usage or volume during the period. The connection revenue relating to our company’s regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. The payment terms for all of our revenue streams require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.
Brookfield Infrastructure Corporation     F-21

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
F-22 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Brookfield Infrastructure Corporation     F-23

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
q)Earnings per Share
Our company’s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 13, Financial Liabilities, and Note 18, Equity, exchangeable and class B shares are classified as financial liabilities, while class C shares are classified as financial liabilities, but presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.
F-24 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
r)Operating Segments
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Chief Operating Decision Maker for the purpose of allocating resources to the segment and to assess its performance. Our company has one reportable and operating segment.
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
c)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 8, Property Plant and Equipment.
Brookfield Infrastructure Corporation     F-25

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Other judgments utilized in the preparation of our company’s financial statements include the methodologies for calculating amortization and determination of control.
Recently adopted accounting standards
Our company applied new and revised standards issued by the IASB which are applicable to our company beginning on or after January 1, 2023. The impact of these amendments on our company’s accounting policies are as follows:
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The adoption did not have a significant impact on our company’s financial reporting.
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
Our company operates in countries which have enacted new legislation to implement the global minimum top-up tax. Our company has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. Since our company is an Investment Entity and not an Ultimate Parent Entity (as defined under the Global Minimum Tax Act), the global minimum top-up tax is not expected to have a material impact on the financial position of our company.
F-26 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Future accounting policies
The following are accounting policies issued that our company expects to adopt in the future:
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether our company will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the financial position of our company.
NOTE 4.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023

a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Brookfield Infrastructure Corporation     F-27

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156
(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our company is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
(2)Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
(3)Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by our company, measured at fair value at the acquisition dates.
Our company acquired intangible assets of $0.7 billion, comprising of customer relationships, brand and technology. The customer relationships acquired in the transaction were valued using a discounted cash flow model and have estimated useful lives of 50 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The brand and technology acquired were valued using a discounted cash flow model and have estimated useful lives ranging between 10 to 50 years with the key inputs being technology migration factors, revenue growth rates, after-tax royalty rates and a discount rate determined using a capital asset pricing model.
The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
F-28 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Supplemental Information
Had the acquisition of Triton been effective January 1, 2023, the revenue and net income of our company would have increased by approximately $1,183 million and $378 million, respectively, for the year ended December 31, 2023.
In determining the pro-forma revenue and net income attributable to the partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of our company after the business combination.
NOTE 5.  FAIR VALUE OF FINANCIAL INSTRUMENTS
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

Brookfield Infrastructure Corporation     F-29

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$539	$539
Accounts receivable and other (current and non-current)	—	2,218	2,218
Financial assets (current and non-current)(1)	103	—	103
Due from Brookfield Infrastructure	—	1,288	1,288
Total	$103	$4,045	$4,148

Financial liabilities
Accounts payable and other (current and non-current)	$—	$837	$837
Non-recourse borrowings (current and non-current)	—	12,028	12,028
Exchangeable and class B shares(2)	—	4,153	4,153
Financial liabilities (current and non-current)(1)	75	—	75
Loans payable to Brookfield Infrastructure	—	26	26
Total	$75	$17,044	$17,119

(1)Derivative instruments which are elected for hedge accounting totaling $103 million are included in financial assets and $75 million are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 18, Equity.

F-30 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$445	$445
Accounts receivable and other (current and non-current)	—	441	441
Financial assets (current and non-current)(1)	97	—	97
Due from Brookfield Infrastructure	—	566	566
Total	$97	$1,452	$1,549

Financial liabilities
Accounts payable and other (current and non-current)	$—	$589	$589
Non-recourse borrowings	—	4,577	4,577
Exchangeable and class B shares(2)	—	3,426	3,426
Financial liabilities (current and non-current)(1)	72	—	72
Loans payable to Brookfield Infrastructure	—	26	26
Total	$72	$8,618	$8,690

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
Brookfield Infrastructure Corporation     F-31

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides the carrying values and fair values of financial instruments as at December 31, 2023 and December 31, 2022:

	Dec. 31, 2023		Dec. 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$539	$539	$445	$445
Accounts receivable and other (current and non-current)	2,218	2,218	441	441
Financial assets (current and non-current)	103	103	97	97
Due from Brookfield Infrastructure	1,288	1,288	566	566
Total	$4,148	$4,148	$1,549	$1,549

	Dec. 31, 2023		Dec. 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$837	$837	$589	$589
Non-recourse borrowings (current and non-current)(1)	12,028	11,836	4,577	4,303
Exchangeable and class B shares(2)	4,153	4,153	3,426	3,426
Financial liabilities (current and non-current)	75	75	72	72
Loans payable to Brookfield Infrastructure	26	26	26	26
Total	$17,119	$16,927	$8,690	$8,416

(1)Non-recourse borrowings are classified under level 2 of the fair value hierarchy, with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
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
F-32 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2023, pre-tax net unrealized losses of $24 million (2022: losses of $58 million, 2021: gains of $nil) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2023, there was a net derivative asset balance of $28 million relating to derivative contracts designated as cash flow hedges (2022: $25 million).
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
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2023	Dec. 31, 2022
Interest rate swaps & other	Level 2(1)
Financial assets		$103	$97
Financial liabilities		75	72

(1)Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.

Brookfield Infrastructure Corporation     F-33

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 6.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2023	2022
Cash	$111	$4
Cash equivalents(1)	428	441
Total cash and cash equivalents	$539	$445

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 7.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2023	2022
Current:
Accounts receivable(1)	$797	$441
Finance lease receivables	91	—
Prepayments & other assets	51	58
Total current	$939	$499

Non-current:
Finance lease receivables	$1,239	$—
Restricted cash(2)	91	—
Other assets	94	17
Total non-current	$1,424	$17

(1)Includes $291 million (2022: $254 million) receivable from one customer. Please refer to Note 16 for revenues attributable to this customer.
(2)Restricted cash primarily relates to our company’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.

F-34 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 8.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2022	$3,935	$(673)	$1,541	$4,803
Additions, net of disposals	435	5	—	440
Non-cash additions	7	(4)	—	3
Depreciation expense	—	(110)	—	(110)
Fair value adjustments	—	—	100	100
Net foreign currency exchange differences	(430)	75	(163)	(518)
Balance at December 31, 2022	$3,947	$(707)	$1,478	$4,718
Additions, net of disposals	468	15	—	483
Acquisitions through business combinations(1)	8,811	—	—	8,811
Non-cash additions	(11)	(5)	—	(16)
Depreciation expense	—	(252)	—	(252)
Fair value adjustments	—	—	142	142
Net foreign currency exchange differences	223	(41)	83	265
Balance at December 31, 2023	$13,438	$(990)	$1,703	$14,151

(1)See Note 4, Acquisition of Businesses, for additional information.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2023 and 2022. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2023				Dec. 31, 2022
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	8%	15x	10 yrs	Discounted cash flow model	7%	18x	10 yrs
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our company has classified all property, plant and equipment under level 3 of the fair value hierarchy.
Brookfield Infrastructure Corporation     F-35

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
At December 31, 2023, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $142 million (2022: $100 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by stable cash flows as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections added during the year and increased tariffs.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $12,700 million as at December 31, 2023 (2022: $3,449 million).
NOTE 9.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Cost	$4,657	$3,629
Accumulated amortization	(958)	(782)
Total	$3,699	$2,847
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Brazilian regulated gas transmission operation	$2,970	$2,816
Global intermodal logistics operation(1)	704	—
U.K. regulated distribution operation	25	31
Total	$3,699	$2,847

(1)See Note 4, Acquisition of Businesses, for additional information.
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume risk, with predefined tariffs annually adjusted by inflation. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
The intangible asset at our global intermodal logistics operations primarily relate to customer relationships, which represent the on-going economic benefit from our leasing contracts with customers, in addition to brand, and developed technology. The intangibles are amortized on a straight-line basis over the estimated useful life.

F-36 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2023. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Cost at beginning of the year	$3,629	$3,332
Acquisitions through business combinations(1)	710	—
Additions, net of disposals	36	81
Foreign currency translation	282	216
Cost at end of year	$4,657	$3,629

(1)See Note 4, Acquisition of Businesses, for additional information.

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Accumulated amortization at beginning of year	$(782)	$(645)
Amortization	(113)	(101)
Foreign currency translation	(63)	(36)
Accumulated amortization at end of year	$(958)	$(782)
NOTE 10.  INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

	For the year ended
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Balance at the beginning of the period	$428	$—
Acquisitions	—	455
Share of (losses) earnings for the year	(20)	4
Foreign currency translation & other	25	(25)
Share of other comprehensive (loss) income	(27)	27
Distributions	(3)	(33)
Disposition of interest	(403)	—
Ending Balance	$—	$428
Brookfield Infrastructure Corporation     F-37

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
In February 2022, our company acquired a 7.9% interest in an Australian regulated utility, AusNet Services Ltd (“AusNet”) for $455 million. Based on our ownership interest and governance rights retained, our company equity accounted for the entity. On August 31, 2023, our company sold its interest for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.
As at December 31, 2023, our company does not hold any investments in associates. The following table presents the gross assets and liabilities of our company’s investments in associates as at December 31, 2022:

		As at December 31, 2022
		Total							Attributable to
US$ MILLIONS	Ownership Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	8%	$211	$13,330	$13,541	$302	$7,716	$8,018	$5,523	$5,095	$428
Total		$211	$13,330	$13,541	$302	$7,716	$8,018	$5,523	$5,095	$428
The following tables present the gross amounts of revenue, net income, other comprehensive income from our company’s investments in associates:

	Year ended December 31, 2023
	Total				Net income attributable to the Partnership(1)
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Australian regulated utility	$1,008	$99	$(375)	$(276)	$(20)
Total	$1,008	$99	$(375)	$(276)	$(20)

(1)Our company’s share of net income for the year ended December 31, 2023 includes $28 million of accumulated currency translation losses which were reclassified from accumulated other comprehensive income to the consolidated statement of operating results on disposition of our company’s interest in AusNet.

	Year ended December 31, 2022
	Total				Net income attributable to the Partnership
US$ MILLIONS	Revenue	Net Income(1)	OCI	Total Comprehensive Income
Australian regulated utility	$1,227	$57	$21	$78	$4
Total	$1,227	$57	$21	$78	$4

(1)Total net income for the year ended December 31, 2022 includes acquisition-related transaction costs of $105 million.
F-38 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present the cash flow activities of our company’s investments in associates for the years ended:

	Year ended December 31, 2023
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	$380	$(395)	$1	$(14)	$(13)	$(1)
Total	$380	$(395)	$1	$(14)	$(13)	$(1)

	Year ended December 31, 2022
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	$427	$(452)	$(162)	$(187)	$(172)	$(15)
Total	$427	$(452)	$(162)	$(187)	$(172)	$(15)
NOTE 11.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Balance at beginning of the year	$518	$489
Acquisitions through business combinations(1)	1,163	—
Foreign currency translation and other	45	29
Balance at end of the year	$1,726	$518

(1)See Note 4, Acquisition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2023, the recoverable amount exceeded the carrying amount of each cash generating unit.
Goodwill is allocated to the following cash generating units or group of cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Global intermodal logistics operation(1)	$1,163	$—
Brazilian regulated gas transmission operation	526	488
U.K. regulated distribution operation	37	30
Total	$1,726	$518

(1)See Note 4, Acquisition of Businesses, for additional information.
Brookfield Infrastructure Corporation     F-39

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 17%, terminal value multiples of 10x to 15x and discrete cash flow periods from 9 to 18 years.
NOTE 12.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Current:
Accounts payable	$85	$44
Accrued & other liabilities	759	562
Deferred revenue(1)	255	175
Total current	$1,099	$781

Non-current:
Deferred revenue(1)	$264	$77
Provisions & other liabilities	61	42
Total non-current	$325	$119

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation and advance customer payments for container leases at our global intermodal logistics operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2023, 49% is estimated to be realized during 2024, 28% during 2025, 8% during 2026, and 15% will be realized in more than 3 years.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 24, Financial Risk Management.
NOTE 13.  FINANCIAL LIABILITIES

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Current:
Interest rate swaps	$60	$72
Total current financial liabilities	$60	$72

Non-current:
Interest rate swaps	$15	$—
Total non-current financial liabilities	$15	$—

F-40 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2023, our company issued 220,956 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
In November 2021, our company issued 3.2 million exchangeable shares in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
In September 2023, our company issued approximately 21.1 million exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued approximately 9 million class C shares to Brookfield Infrastructure to partially finance the acquisition.
During the year ended December 31, 2023, our shareholders exchanged 11,002 exchangeable shares for an equal number of partnership units. As at December 31, 2023, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $31.49 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $178 million on its exchangeable shares outstanding during the year ended December 31, 2023 (2022: $158 million, 2021: $115 million). Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.
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

Brookfield Infrastructure Corporation     F-41

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table provides a continuity schedule of outstanding exchangeable shares and class B shares along with our corresponding liability and remeasurement gains and losses.

	Exchangeable shares outstanding (Shares)	Class B shares outstanding (Shares)	Exchangeable and class B shares (US$ Millions)
Balance at January 1, 2022	110,157,540	2	$4,466
Share issuance - BIPC Exchangeable LP Unit exchanges	427,643	—	19
Shares exchanged to units	(17,512)	—	(1)
Remeasurement of liability	—	—	(1,058)
Balance at December 31, 2022	110,567,671	2	$3,426
Share issuance(1)	21,094,441	—	751
Share issuance - BIPC Exchangeable LP Unit exchanges	220,956	—	10
Shares exchanged to units	(11,002)	—	—
Remeasurement of liability	—	—	(34)
Balance at December 31, 2023	131,872,066	2	$4,153

(1)     Refer to Note 4, Acquisition of Businesses, for further details
Similar to class B shares, class C shares are classified as liabilities due to their cash redemption feature. However, class C shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 18, Equity, for further details related to class C shares.
NOTE 14.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Current	$1,021	$328
Non-current	11,007	4,249
Total	$12,028	$4,577
Non-recourse borrowings increased by $7.5 billion since December 31, 2022. The increase is primarily attributable to approximately $7 billion of borrowings related to the acquisition of our global intermodal logistics operation in September and incremental net borrowings of approximately $0.5 billion. Refer to Note 22, Related Party Transactions, for further details on our related party debt.
F-42 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2024	$1,203
2025	917
2026	2,556
2027	1,697
2028	1,085
Thereafter	5,346
Total principal repayments	12,804
Deferred financing costs and other	(776)
Total - Dec. 31, 2023	$12,028
Total - Dec. 31, 2022	$4,577

The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2023	2022
Weighted average interest rates	5%	8%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2023	Local Currency		Dec. 31, 2022	Local Currency
U.S. dollars	$8,517	USD	$8,517	$1,049	USD	$1,049
British pounds	2,744	GBP	2,155	2,003	GBP	1,658
Brazilian real	1,543	BRL	7,467	1,543	BRL	8,047

(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2023	Cash Flows	Acquisitions	Foreign Exchange Movement	Dec. 31, 2022
Non-recourse borrowings	$12,028	$177	$7,041	$233	$4,577

US$ MILLIONS	Dec. 31, 2022	Cash Flows	Acquisitions	Foreign Exchange Movement	Dec. 31, 2021
Non-recourse borrowings	$4,577	$1,083	$—	$(62)	$3,556
Brookfield Infrastructure Corporation     F-43

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 15.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Financial Position:

	As of December 31, 2023
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation	$747	$3,576	$549	$3,099	$526	$149
U.K. regulated distribution operation	312	5,579	387	3,744	344	1,416
Global intermodal logistics operation(1)	435	11,950	984	6,639	3,597	1,165
Total	$1,494	$21,105	$1,920	$13,482	$4,467	$2,730

(1)See Note 4, Acquisition of Businesses, for additional information.

	As of December 31, 2022
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation	$737	$3,362	$486	$3,034	$460	$119
U.K. regulated distribution operation	264	4,821	690	2,864	298	1,233
Total	$1,001	$8,183	$1,176	$5,898	$758	$1,352

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Operating Results:

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,483	$455	$44	$202	$19
U.K. regulated distribution operation	635	19	38	78	154
Global intermodal logistics operation(1)	385	56	(33)	22	(13)
Total	$2,503	$530	$49	$302	$160

(1)See Note 4, Acquisition of Businesses, for additional information.
F-44 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,314	$506	$(2)	$225	$(1)
U.K. regulated distribution operation	572	19	(20)	75	(78)
Total	$1,886	$525	$(22)	$300	$(79)

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,074	$361	$(87)	$150	$(31)
U.K. regulated distribution operation	569	34	6	138	26
Total	$1,643	$395	$(81)	$288	$(5)

The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2023			Year ended December 31, 2022
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$739	$(36)	$(742)	$783	$(80)	$(824)
U.K. regulated distribution operation	226	(487)	309	293	(432)	101
Global intermodal logistics operation(1)	327	(3,048)	2,828	—	—	—
Total	$1,292	$(3,571)	$2,395	$1,076	$(512)	$(723)

(1)See Note 4, Acquisition of Businesses, for additional information.

	Cash Flow Activities
	Year ended December 31, 2021
US$ MILLIONS	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$768	$(32)	$(473)
U.K. regulated distribution operation	273	344	(582)
Total	$1,041	$312	$(1,055)
Brookfield Infrastructure Corporation     F-45

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 16.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Gas Transmission	$1,483	$1,314	$1,074
Distribution	397	372	374
Leasing	385	—	—
Connections	200	171	167
Other	38	29	28
Total	$2,503	$1,886	$1,643
During the year ended December 31, 2023, revenues benefited from the acquisition of our global intermodal logistics operation, along with inflationary tariff increases and capital commissioned into rate base.
b)Revenues from external customers
The following table disaggregates revenues by geographical region.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Brazil	$1,483	$1,314	$1,074
United Kingdom	635	572	569
United States	385	—	—
	$2,503	$1,886	$1,643
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2023, revenue generated from this customer was $1,449 million (2022: $1,314 million, 2021: $1,074 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
F-46 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
United Kingdom	$5,624	$4,821
Brazil	3,596	3,362
Switzerland	2,197	—
France	2,170	—
Singapore	1,800	—
China	1,573	—
Denmark	1,232	—
United States	375	—
Australia	5	428
Other Asia	1,270	—
Other Europe	632	—
Other	631	—
	$21,105	$8,611
NOTE 17.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2023, 2022 and 2021.

US$ MILLIONS	2023	2022	2021
Depreciation and amortization	$365	$211	$236
Transportation and distribution	195	184	162
Operations and maintenance	94	56	49
Compensation	87	59	44
Cost of inventory	2	5	8
Other	35	27	27
Total	$778	$542	$526
Brookfield Infrastructure Corporation     F-47

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 18.  EQUITY
Our company’s equity is comprised of the following shares:

	Class C Shares
	Shares outstanding (Shares)	Share capital (US$ Millions)
Balance at January 1, 2022	2,103,677	$53
Share issuance	—	—
Balance at December 31, 2022	2,103,677	$53
Share issuance	9,013,983	339
Balance at December 31, 2023	11,117,660	$392
In conjunction with the special distribution, our company issued approximately 69.5 million exchangeable shares, 2 class B shares and 2.1 million class C shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B and class C shares, the exchangeable shares, the class B shares, and the class C shares are classified as financial liabilities. However, class C shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 13, Financial Liabilities, for further details related to exchangeable and class B shares.
In September 2023, our company issued 9 million class C shares to the partnership at $37.64 per share for a total value of $339 million.
NOTE 19.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company and its corporate subsidiaries, and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2023	2022
Deferred income tax assets
Financial instruments and other	$18	$41
Tax losses carried forward	38	37
	$56	$78
Deferred income tax liabilities
Long-lived assets	$(2,151)	$(1,573)
Net deferred income tax liabilities	$(2,095)	$(1,495)
Reflected in the statement of financial position as follows:
Deferred tax assets	$40	$43
Deferred tax liabilities	(2,135)	(1,538)
Net deferred tax liabilities	$(2,095)	$(1,495)
F-48 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The deferred tax asset related to losses available for carry forward includes $38 million (2022: $37 million) of tax benefits that have been recognized based on projections of future taxable profits.
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2023	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2023
Deferred tax assets related to non-capital losses and capital losses	$37	$(2)	$—	$2	$1	$38
Deferred tax liabilities related to differences in tax and book basis, net	(1,532)	(18)	(34)	(104)	(445)	(2,133)
Net deferred tax liabilities	$(1,495)	$(20)	$(34)	$(102)	$(444)	$(2,095)

		Recognized in
US$ MILLIONS	Jan. 1, 2022	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions	Dec. 31, 2022
Deferred tax assets related to non-capital losses and capital losses	$43	$(1)	$—	$(5)	$—	$37
Deferred tax liabilities related to differences in tax and book basis, net	(1,629)	80	(14)	31	—	(1,532)
Net deferred tax liabilities	$(1,586)	$79	$(14)	$26	$—	$(1,495)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
The amount of non-capital losses for which no deferred income tax assets have been recognized is approximately $41 million (2022: $59 million). Deferred tax assets not recognized relating to non-capital losses of $2 million (2022: $2 million) will be carried forward indefinitely and $39 million (2022: $57 million) will be carried forward for greater than five years from the reporting date.
Brookfield Infrastructure Corporation     F-49

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Tax expense comprises:
Current income tax expense	$348	$341	$234
Deferred income tax expense
Origination and reversal of temporary differences	22	16	59
Change in tax rates or the imposition of new taxes	4	—	96
Deferred tax assets (recognized)/not recognized	(6)	(95)	16
Total income tax expense	$368	$262	$405
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$974	$1,881	$432
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	328	576	179
Change in tax rates and new legislation	4	—	96
International operations subject to different tax rates	6	(1)	(2)
Taxable income attributable to non-controlling interests	—	(2)	(4)
Portion of gains subject to different tax rates	—	—	(37)
Deferred tax assets (recognized)/not recognized	(6)	(95)	16
Foreign exchange	(6)	12	2
Non-deductible dividends on exchangeable shares	47	42	30
Non-deductible remeasurement adjustments on exchangeable and class B shares	(9)	(280)	119
Permanent differences and other	4	10	6
Income tax expense recognized in profit or loss	$368	$262	$405
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$36	$25	$121
Cash flow hedges	6	(19)	—
Other	(8)	8	—
Total income tax recognized directly in other comprehensive income	$34	$14	$121
F-50 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 20.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$945	$(557)	$4	$—	$392
Other comprehensive income (loss)	60	(152)	(21)	27	(86)
Balance at December 31, 2022	$1,005	$(709)	$(17)	$27	$306
Other comprehensive income (loss)	85	109	—	(27)	167
Balance at December 31, 2023	$1,090	$(600)	$(17)	$—	$473
NOTE 21.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2023, our company had $695 million (2022: $636 million) of commitments outstanding, of which 36% mature in less than one year, 56% between two and five years, and 8% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, our group pays a base management fee to certain service providers (the “Service Providers”), which are subsidiaries of Brookfield, equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. The fee attributable to our company is recorded on the Consolidated Statements of Operating Results in general and administrative expenses. The amount attributable to our company is based on weighted average units and shares outstanding after retroactively adjusting for the special distribution.
Brookfield Infrastructure Corporation     F-51

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Pursuant to the Master Services Agreement, on a quarterly basis, our group pays a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the exchangeable shares and the exchangeable units of Brookfield Infrastructure Partners Exchange LP and Brookfield Infrastructure Corporation Exchange LP) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on weighted average units and shares outstanding.
The base management fee attributable to our company was $63 million for the year ended December 31, 2023 (2022: $63 million, 2021: $45 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2023, revenues of less than $1 million were generated (2022: less than $1 million, 2021: less than $1 million) and $nil expenses were incurred (2022: $nil, 2021: $nil).
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
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CDOR (until Canadian Dollar Offered Rate is replaced with the Canadian Overnight Repo Rate Average), or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2023, $nil (December 31, 2022: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
F-52 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Brookfield Infrastructure provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one exchangeable share on the principal stock exchange on which our exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2023, $nil (December 31, 2022: $nil) was called on the equity commitment.
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
As at December 31, 2023, the balance outstanding on our deposit receivable was $1,038 million (2022: $566 million). As at December 31, 2023, the demand deposit payable to Brookfield Infrastructure was $26 million (2022: $26 million). The deposit arrangements accrue interest at 0.2% per annum. Interest on each deposit during the year ended December 31, 2023 was less than $1 million (2022: $1 million). In addition, on March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the year ended December 31, 2023 was $14 million.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million. This loan is non-recourse to our company and is presented as non-recourse borrowings on the consolidated statements of financial position and accrues interest at SOFR plus 200 basis points per annum with a maturity date of March 27, 2024. Interest accrued during the year ended December 31, 2023 was $14 million.
Brookfield Infrastructure Corporation     F-53

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
As at December 31, 2023, our company had accounts payable of $10 million (2022: $6 million) to subsidiaries of Brookfield Infrastructure and accounts receivable of $19 million (2022: $10 million) from subsidiaries of Brookfield Infrastructure. In addition, as at December 31, 2023, our company had accounts receivable of $20 million from subsidiaries and associates of Brookfield (December 31, 2022: $nil).
On September 23, 2022, our company sold a financial asset to the partnership for fair market value consideration of $66 million. Our company recognized a loss on disposal of $2 million in the consolidated statement of operating results for the year ended December 31, 2022.
On August 31, 2023, our company sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, our company recognized a gain of $32 million in the consolidated statement of operating results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the consolidated statement of operating results.

NOTE 23.  DERIVATIVE FINANCIAL INSTRUMENTS
Our company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of our company’s derivative positions at December 31, 2023 and 2022 were as follows:

		As of December 31,
US$ MILLIONS	Note	2023	2022
Interest rate swaps and other	(a)	$2,946	$993
		$2,946	$993
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2023 and 2022:

US$ MILLIONS	Unrealized Gains During 2023	Unrealized Losses During 2023	Net Change During 2023	Net Change During 2022
Interest rate swaps and other	$24	$(36)	$(12)	$(58)
	$24	$(36)	$(12)	$(58)
(a)Interest Rates
At December 31, 2023, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $2,946 million (2022: $993 million).
F-54 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2023 and the comparative notional amounts at December 31, 2022. Our Company’s derivative instruments qualify for hedge accounting:

	2023				2022
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Interest rate swaps and other	$300	$1,646	$1,000	$2,946	$993
	$300	$1,646	$1,000	$2,946	$993
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2023 and 2022 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2023			2022
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$2,946	$(24)	$—	$993	$(58)	$—
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

(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2022.
Brookfield Infrastructure Corporation     F-55

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2023	2022
Non-recourse borrowings	$12,028	$4,577
Cash and cash equivalents	(539)	(445)
Net debt	11,489	4,132
Exchangeable and class B shares	4,153	3,426
Loans payable to Brookfield Infrastructure	26	26
Total equity	4,068	(361)
Total capital and net debt	$19,736	$7,223
Net debt to capitalization ratio	58%	57%
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
F-56 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2023
US$ MILLIONS
Accounts payable and other liabilities	$821	$5	$4	$7	$837
Non-recourse borrowings	1,203	917	5,338	5,346	12,804
Financial liabilities	60	1	13	1	75
Exchangeable and class B shares	4,153	—	—	—	4,153
Loans payable to Brookfield Infrastructure	26	—	—	—	26
Interest Expense:
Non-recourse borrowings	662	588	1,214	988	3,452

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2022
US$ MILLIONS
Accounts payable and other liabilities	$586	$2	$1	$—	$589
Non-recourse borrowings	330	178	1,231	2,856	4,595
Financial liabilities	72	—	—	—	72
Exchangeable and class B shares	3,426	—	—	—	3,426
Loans payable to Brookfield Infrastructure	26	—	—	—	26
Interest Expense:
Non-recourse borrowings	133	67	179	333	712

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
Brookfield Infrastructure Corporation     F-57

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

	2023
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$4	$(4)
Other comprehensive income to the partnership(1)	—	—

(1)Net income and other comprehensive income is attributable to the partnership prior to the special distribution as well as subsequently as a result of the partnership holding all of the class C shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.
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
F-58 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The tables below set out our company’s currency exposure at December 31, 2023, 2022 and 2021:

2023
US$ MILLIONS	USD	GBP	BRL	EUR & Others	Total
Assets:
Current assets	$419	$318	$747	$10	$1,494
Non-current assets	11,947	5,580	3,576	2	21,105
	$12,366	$5,898	$4,323	$12	$22,599
Liabilities:
Current liabilities	$982	$387	$549	$2	$1,920
Non-current liabilities	6,639	3,744	3,099	—	13,482
	$7,621	$4,131	$3,648	$2	$15,402
Non-controlling interest	3,586	348	526	7	4,467
Net investment attributable to Brookfield Infrastructure	$1,159	$1,419	$149	$3	$2,730

2022
US$ MILLIONS	GBP	BRL	AUD	Total
Assets:
Current assets	$264	$737	$—	$1,001
Non-current assets	4,821	3,362	428	8,611
	$5,085	$4,099	$428	$9,612
Liabilities:
Current liabilities	$690	$486	$—	$1,176
Non-current liabilities	2,864	3,034	—	5,898
	$3,554	$3,520	$—	$7,074
Non-controlling interest	298	460	—	758
Net investment attributable to Brookfield Infrastructure	$1,233	$119	$428	$1,780

2021
US$ MILLIONS	GBP	BRL	AUD	Total
Assets:
Current assets	$249	$668	$—	$917
Non-current assets	4,961	3,115	—	8,076
	$5,210	$3,783	$—	$8,993
Liabilities:
Current liabilities	$316	$1,278	$—	$1,594
Non-current liabilities	3,285	2,028	—	5,313
	$3,601	$3,306	$—	$6,907
Non-controlling interest	314	389	—	703
Net investment attributable to Brookfield Infrastructure	$1,295	$88	$—	$1,383

Brookfield Infrastructure Corporation     F-59

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

	Impact on Net Income to the Partnership
	2023		2022		2021
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(8)	$8	$(8)	$8	$(6)	$6
USD/BRL	(20)	20	(23)	23	(15)	15
USD/AUD	2	(2)	(1)	1	—	—

	Impact on Parent Equity
	2023		2022		2021
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(142)	$142	$(123)	$123	$(130)	$130
USD/BRL	(15)	15	(12)	12	(9)	9
USD/EUR	(1)	1	—	—	—	—
USD/AUD	—	—	(43)	43	—	—
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
F-60 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
NOTE 25.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Interest paid	$678	$554	$261
Income taxes paid	318	292	165
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Accounts receivable	$(85)	$(61)	$(91)
Accounts payable and other	91	234	126
Changes in non-cash working capital, net	$6	$173	$35

Brookfield Infrastructure Corporation     F-61