Form 20-F
period 2024-12-31
Brookfield Infrastructure Corp
filed 2025-03-24
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-56727
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
119,039,120 Class A Exchangeable Subordinate Voting Shares as of December 31, 2024
31,909 Class B Multiple Voting Shares as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “we”, “us”, “our” and “our company” refer to, (i) prior to December 24, 2024, Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and (ii) on or after December 24, 2024, Brookfield Infrastructure Corporation (formerly 1505109 B.C. Ltd.), in each case including any subsidiaries thereof, references to “Brookfield Infrastructure” mean the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding BIPC and BIHC and their respective subsidiaries) (each as defined below), and references to “our group” mean, collectively, Brookfield Infrastructure, BIPC and BIHC, together with their respective subsidiaries. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “£” or “GBP” are to pound sterling and all references to “€” or “EUR” are to Euros, and, unless the context suggests otherwise, references to:
•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“Arrangement” have the meaning ascribed thereto under Item 4.A “History and Development of Brookfield Infrastructure”
•“Asset Management Company” are to Brookfield Asset Management ULC, which is, as of February 4, 2025, wholly-owned, directly and indirectly, by BAM;
•“articles” are to the notice of articles and articles of our company;
•“audit committee” are to the audit committee of our board;
•“AUM” are to assets under management;
•“BAM” are to Brookfield Asset Management Ltd.;
•“BCBCA” are to the Business Corporations Act (British Columbia);
•“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;
•“BIHC” are to Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and any subsidiary of Brookfield Infrastructure Holdings Corporation, as the context requires;
•“BIHC class B shares” are to the class B multiple voting shares in the capital of BIHC;
•“BIPC” are to (i) prior to December 24, 2024, Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and (ii) on or after December 24, 2024, Brookfield Infrastructure Corporation (formerly 1505109 B.C. Ltd.), in each case including any subsidiaries thereof;
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
Brookfield Infrastructure Corporation     1

substantially equivalent to exchangeable shares and are exchangeable, on a one-for-one basis, for exchangeable shares;
•“BN” are to Brookfield Corporation;
•“board” are to the board of directors of our company;
•“Brookfield” are to BN and any subsidiary of BN, other than our group and, unless the context otherwise requires, includes BAM and any subsidiary of BAM;
•“Brookfield Accounts” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Holders” are to Brookfield, BWS and their related parties;
•“Brookfield Infrastructure” are to the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding BIPC and BIHC, and their respective subsidiaries);
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
•“BUUK” are to BUUK Infrastructure No 1 Limited;
•“BWS” are to Brookfield Wealth Solutions Ltd. and any subsidiary of Brookfield Wealth Solutions Ltd., as the context requires;
•“Canada Holdco” are to Brookfield Infrastructure Holdings (Canada) Inc., an indirect subsidiary of the partnership;
•“Canada Subco” are to BIPC Holdings Inc., a wholly-owned subsidiary of BIHC;
•“chair” are to the chairperson of the board;
•“class A.1 exchangeable shares” are to the class A.1 exchangeable subordinate voting shares in the capital of BIHC, as further described under Item 10.B “Description of Our Share Capital — Class A.1 Shares and Class A.2 Shares”, and “class A.1 exchangeable share” means any one of them;
•“class A.2 exchangeable shares” are to the class A.2 exchangeable non-voting shares in the capital of BIHC, as further described under Item 10.B “Description of Our Share Capital — Class A.1 Shares and Class A.2 Shares”, and “class A.2 exchangeable share” means any one of them;
2        Brookfield Infrastructure Corporation

•“class B shares” are to the class B multiple voting shares in the capital of our company, as further described under Item 10.B “Description of Our Share Capital — Class B Shares”, and “class B share” means any one of them;
•“class C shares” are to the class C non-voting shares in the capital of BIHC and “class C share” means any one of them;
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
•“CORRA” means the Canadian Overnight Repo Rate Average;
•“CRA” are to the Canada Revenue Agency;
•“DTC” are to the Depository Trust Company;
•“EDGAR” are to the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“ESG” are to environmental, sustainability and governance;
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
•“Exchangeable units” are to, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” are to Brookfield’s ownership in the partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, exchangeable shares, the class A.2 exchangeable shares and BIPC Exchangeable LP Units;
•“GHG” has the meaning ascribed thereto under Item 4.B “Business Overview — Our Operations — 2024 Highlights”;
•“group” are to, collectively, Brookfield Infrastructure, BIPC and, unless the context otherwise requires, BIHC, together with their respective subsidiaries;
•“GTAs” are to inflation-adjusted gas transportation agreements;
• “Holding LP” are to Brookfield Infrastructure L.P.;
Brookfield Infrastructure Corporation     3

•“IFRS Accounting Standards” are to IFRS® Accounting Standards as issued by the International Accounting Standards Board;
•“Infrastructure Special LP” are to Brookfield Infrastructure Special L.P., a subsidiary of the Asset Management Company, which is the special general partner of the Holding LP;
•“IRA” has the meaning ascribed thereto under Item 3.D “Risk Factors — General Risks”;
•“IRS” are to the Internal Revenue Service;
•“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions — Relationship with Brookfield - Licensing Agreements”;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of February 29, 2024, as amended from time to time, among the Service Recipients, BN, the Service Providers and others;
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
•“Non-U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“NTS” are to Nova Transportadora do Sudeste S.A.;
•“NTS entities” are to, collectively, the entities through which our company holds our interest in NTS;
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
•“preferred shares” are to, collectively, the class A senior preferred shares of BIHC (issuable in series) and the class B junior preferred shares of BIHC (issuable in series);
•“preferred units” are to the preferred limited partnership units of the partnership;
•“proposed amendments” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”;
•“PSG” are to Brookfield’s Public Securities Group;
4        Brookfield Infrastructure Corporation

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
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, between, among others, BN, the partnership and Holding LP;
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
•“SEDAR+” are to the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;
•“Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited, Brookfield Private Capital (DIFC) Limited and, unless the context otherwise requires, includes any other affiliate of BN that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC, BIHC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
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
Brookfield Infrastructure Corporation     5

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
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”;
•“Walled-Off Business” has the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties —Businesses Subject to Information Walls”; and
•“Walled-Off Business Accounts” has the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties —Businesses Subject to Information Walls”.
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

•our group’s ability to renew existing contracts and win additional contracts with existing or potential customers;

•timing and price for the completion of unfinished projects;

•infrastructure operations may require substantial capital expenditures;

Brookfield Infrastructure Corporation     7

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

•reliance on technology and exposure to cyber-security incidents;

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

8        Brookfield Infrastructure Corporation

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

•future sales and issuances of exchangeable shares (including upon exchange of class A.2 exchangeable shares by Brookfield) or units or securities exchangeable for exchangeable shares or units, or the perception of such sales or issuances, could depress the trading price of the exchangeable shares or units;

•unitholders do not have a right to vote on partnership matters or to take part in the management of the partnership;

•market price of the exchangeable shares and units may be volatile;

•dilution of existing shareholders;

•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies and foreign trade policies and tariffs;

•technological change;

•foreign currency risk and risk management activities;

•investors may find it difficult to enforce service of process and enforcement of judgments against the partnership or our company;

•changes in tax law and practice;

•general economic conditions and risks relating to the economy, including geopolitical concerns such as trade conflict and civil unrest, unfavorable changes in interest rates, political and
Brookfield Infrastructure Corporation     9

economic policies, inflation and volatility in financial markets, as well as variable economic conditions in the markets where our group operates;

•increasing political uncertainty, which may impact our group’s ability to expand in certain markets;

•adverse changes in currency exchange rates;

•potential unavailability of credit on favorable terms, or at all;

•potential unfavorable changes in government policy and legislation;

•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to our group and our group’s operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;

•exposure to uninsurable losses and force majeure events;

•labor disruptions and economically unfavorable collective bargaining agreements;

•exposure to occupational health and safety related accidents;

•high levels of government regulation upon many of our group’s operating entities, including with respect to rates set for our group’s regulated businesses;

•our group’s infrastructure business is at risk of becoming involved in disputes, possible litigation and governmental investigations;

•our group’s ability to finance our operations due to the status of the capital markets;

•changes in our group’s credit ratings;

•our group’s operations may suffer a loss from fraud, bribery, corruption, sanctions violations or other illegal acts;

•new regulatory initiatives related to Environmental, Social and Governance (“ESG”) and/or sustainability;

•potential human rights impacts of our group’s business activities; and

•other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.
10        Brookfield Infrastructure Corporation

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

Risks Relating to Our Group’s Operations and the Infrastructure Industry
•Risks relating to demand for commodities, such as natural gas or minerals.
•Risks relating to successful identification, completion and integration of acquisitions.
•Risks relating to competition with other market participants.
•Risks relating to construction or expansion of projects, environmental damage and future capital expenditures.
•Risks relating to economic regulation and adverse regulatory decisions in the countries we operate, including nationalization or the imposition of new taxes.
•Risks relating to supply chain disruptions.
•Risks relating to our use of technology and cyber-security incidents.
•     Risks relating to increasing environmental legislation and the broader impacts of climate change.
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.
•Risks relating to tolling and revenue collection systems.

12        Brookfield Infrastructure Corporation

Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers, and conflicts of interests therewith.
•Risks relating to our inability to have access to all infrastructure acquisitions that Brookfield identifies.
•Risks relating to the departure of some or all of Brookfield’s professionals.
•Risks relating to Brookfield’s ownership position in our company and the partnership.
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, our company or our shareholders.
•Risks relating to our Master Services Agreement, our organizational and ownership structure and our other arrangements with Brookfield and the Service Providers.
•Risks relating to the limited liability of the Service Providers to the partnership, our company and the other Service Recipients.
•Risks relating to breaches of the information barrier and related internal controls by Brookfield and/or Walled-Off Businesses and other affiliates.
•Risks relating to our inability to terminate the Master Services Agreement.
•Risks relating to our guarantees of certain debt obligations.

Risks Relating to our Company
•Risks relating to the company’s role as a holding company.
•Risks relating to our company being a “foreign private issuer” under U.S. securities laws.
•Risks relating to being deemed an “investment company” under the Investment Company Act.
•Risks relating to our failure to maintain effective internal controls.
•Risks relating to our group’s use of leverage and indebtedness, including compliance with any covenants that could restrict our ability to engage in certain types of activities or to make distributions to equity holders.
•Risks relating to the acquisition of distressed companies which may subject our group to increased risks, including the incurrence of additional legal or other expenses.

Risks Relating to the Exchangeable Shares
•Risks relating to our ability to continue paying comparable or growing cash dividends.
•Risks relating to our ability to redeem the exchangeable shares at any time.
•Risks relating to the market price and volatility of our exchangeable shares and the units.
•Risks relating to market sentiment around exchanges of exchangeable shares into units and the issuance of additional securities in lieu of incurring indebtedness.
•Risks relating to the Rights Agreement terminating on March 31, 2025.
•Risks related to foreign currency associated with our group’s distributions to non-U.S. unitholders.
•Risks relating to the ability to enforce service of process and enforcement of judgments against us and directors and officers of the Service Providers.
•Risks relating to our sole discretion to elect whether shareholders receive cash or units upon a liquidation, exchange or redemption event.
•Risks relating to the delisting of our exchangeable shares.
•Risks relating to the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers.

Risks Relating to Taxation
•Risks relating to United States and Canadian taxation, and the effects thereof on our group’s business and operations.

Brookfield Infrastructure Corporation     13

General Risks
•Risks relating to general economic and political conditions, changes in governmental policy and legislation, and the markets in which we operate.
•Risks relating to foreign currency.
•Risks relating to access to debt or equity markets, our ability to access credit markets and changes in our credit ratings.
•Risks relating to changes or developments in U.S. laws or policies, including U.S. domestic and economic policies and trade policies and tariffs.
•Risks relating to our technology and information systems.
•Risks relating to impact of alternative technologies on our group’s business.
•Risks relating to natural disasters, weather events, uninsurable losses and force majeure events.
•Risks relating to labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to occupational health and safety and accidents.
•Risks relating to fraud, bribery, corruption, sanctions violations, other illegal acts, inadequate or failed internal processes or systems, or from external events.
•Risks relating to contractual disputes and litigation.
•Risks relating to new ESG and/or sustainability regulatory initiatives.
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
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions may subject our group to additional risks and the expected benefits of our group’s acquisitions may not materialize.
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
Utilities, transport, data and midstream operations, including our current operations and the operations of Brookfield Infrastructure, are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment. Any failure to make necessary capital expenditures to maintain our group’s operations in the future could impair the ability of our group’s operations to serve existing customers or accommodate increased volumes. In addition, our group may not be able to recover such investments based upon the rates our group’s operations are able to charge.
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
In many instances, our group’s ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, several of our group’s utilities, transport and midstream operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.
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

The lands used for our group’s infrastructure assets may be subject to adverse claims or governmental or First Nations rights.
Our group’s operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions, it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where our group has operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our group’s utilities, transport or midstream operations and impact on their business, financial condition and results of operations.
In addition, a government, court, regulator, or indigenous or aboriginal group may make a decision or take action that affects an asset or project’s performance or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access, or may affect the pricing structure so as to lower our revenues and earnings. Adverse claims or governmental rights, including claims by First Nations or similar groups, may affect the existing or future activities of our group’s operations, impact on our group’s business, financial condition and results of operations, or require that compensation be paid.
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
20        Brookfield Infrastructure Corporation

While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide the partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our interest in NTS, the arrangements in place with our consortium partners require that certain actions with respect to our investment in NTS and our influence over its business operations require super majority or greater approval of the consortium, which we cannot carry on our own. As a further example, when our group participates with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which our group does not agree or a management team may take risks or otherwise act in a manner that does not serve our group’s interests. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that our group believes will be created from our group and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
In addition, because some of our group’s transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our group’s operations, including our interest in NTS, are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. For example, some of our group’s investments are subject to a shareholder agreement which allows for the sale of assets without our group’s consent. Such rights may be triggered at a time when our group may not want them to be exercised and such rights may inhibit our ability to sell our group’s interest in an entity within our group’s desired time frame or on any other desired basis.
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
Brookfield Infrastructure Corporation     21

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
Our group’s assets are located in many different jurisdictions, each with its own government and legal system. Different levels of political risk exist in each jurisdiction and it is possible that action taken by a national, state or provincial government, including the nationalization of a business, the imposition of new taxes and/or the expropriation, termination and/or cancellation of, or failure to obtain or renew, concessions, permits, licenses, consents (or similar rights or assets) necessary for the operation of the business of our operating entities, could materially impact our or our operating entities’ financial performance or in extreme cases deprive our group of one or more of its businesses without adequate compensation.
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
22        Brookfield Infrastructure Corporation

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
The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our group’s business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against our group by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
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
Brookfield Infrastructure Corporation     23

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
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the European Union (“E.U.”). GDPR imposes stringent rules and penalties for non-compliance. Other countries where we operate are enacting or amending data protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.
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
24        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     25

Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over our group and we are highly dependent on the Service Providers.
A subsidiary of BN is the sole shareholder of the partnership’s general partner. In addition, Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company and which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. Brookfield also directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares (being 13,012,789 class A.2 exchangeable shares) which are exchangeable on a one-for-one basis for exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company) or units. Accordingly, Brookfield beneficially holds, directly or indirectly, shares exchangeable into exchangeable shares representing approximately 9.9% of the exchangeable shares on an as-exchanged basis (provided however that exchanges of such shares are subject to the ownership cap described above). Brookfield Infrastructure holds a 50% voting interest in BIHC through its indirect holding of 66 2/3% of the issued and outstanding BIHC class B shares and also holds all of the issued and outstanding class C shares, which entitle Brookfield Infrastructure to all of the residual value in BIHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 77% voting interest in our company on an as exchanged basis (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield are converted into exchangeable shares). As a result, Brookfield is able to control the appointment and removal of our directors and the directors of the partnership’s general partner and, accordingly, exercise substantial influence over our group. In addition, the Service Providers, which include subsidiaries of Brookfield, provide management and administration services to our group pursuant to the Master Services Agreement. With the exception of our group’s operating subsidiaries, our group generally does not have any employees and depends on the management and administration services provided by the Service Providers. Other subsidiaries of Brookfield also provide management services to certain of our group’s operating subsidiaries, including NTS. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, and support staff that provide services to our group are not required to have as their primary responsibility the management and administration of our group or to act exclusively for our group. Any failure to effectively manage our group’s current operations or to implement our group’s strategy could have a material adverse effect on our group’s business, financial condition and results of operations.
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
Brookfield’s and Brookfield Infrastructure’s ownership position in our company entitles them to a significant percentage of our dividends, and Brookfield may increase its ownership relative to other shareholders.
As of March 20, 2025, Brookfield beneficially owns, directly or indirectly, all of the issued and outstanding class A.2 exchangeable shares, entitling it to dividends from BIHC equivalent to the dividends received by exchangeable shareholders. Brookfield Infrastructure owns all of the issued and outstanding class B shares of our company, which represent a 75% voting interest and entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. Brookfield Infrastructure’s ownership of class B shares entitles it to receive dividends as and when declared by our board. Brookfield Infrastructure also holds 66 2/3% of the issued and outstanding BIHC class B shares, which represent a 50% voting interest, and all of the issued and outstanding class C shares, which entitle Brookfield Infrastructure to all of the residual value in BIHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and subject to the prior rights of holders of preferred shares. Brookfield Infrastructure’s ownership of class C shares entitle it to dividends as and when declared by BIHC’s board. Accordingly, Brookfield Infrastructure’s ownership position of class B shares of our company and class C shares allows it to receive a substantial percentage of our and BIHC’s dividends and Brookfield’s ownership of class A.2 exchangeable shares entitle it to receive a substantial percentage of dividends from BIHC equivalent to the dividends received by exchangeable shareholders. In addition, Brookfield may increase its ownership position in our company by exchanging class A.2 exchangeable shares into exchangeable shares (subject to the ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC). Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
28        Brookfield Infrastructure Corporation

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
In accordance with our articles, the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares (which carry one vote per exchangeable share), and except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares vote together and not as separate classes. Brookfield Infrastructure, which itself is controlled by Brookfield, holds all of our issued and outstanding class B shares, having a 75% voting interest in our company and which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. As a result, Brookfield is able to control the election and removal of our directors. As Brookfield is also able to control the election and removal of the directors of the partnership’s general partner, Brookfield exercises substantial influence over our group.
In addition, the Service Providers, being affiliates of Brookfield, provide management services to us pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with our company, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and the exchangeable shares, calculated on a fully-diluted basis assuming conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP’s units (other than Holding LP Class A Preferred Units) as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients exceed specified target levels as set forth in Holding LP’s limited partnership agreement. This relationship may give rise to conflicts of interest between our company and our shareholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our company or our shareholders.
Brookfield Infrastructure Corporation     29

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
30        Brookfield Infrastructure Corporation

Brookfield and the Walled-Off Businesses (including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operates their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-Off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our group and the operating entities, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Walled-Off Business Accounts of investment opportunities suitable for our group and Brookfield Accounts that we are invested in, without making such opportunities available to our group or those Brookfield Accounts, and (iii) the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our group and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our group and/or Brookfield Accounts that our group is invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from a Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from the interests of our group and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or indirect) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
Brookfield Infrastructure Corporation     31

Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our group and/or Brookfield Accounts that we are invested in.
Brookfield and Walled-Off Businesses are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our group and/or Brookfield Accounts that we are invested in and Walled-Off Business Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Walled-Off Businesses will likely need to aggregate certain investment holdings, including holdings of our group, Brookfield Accounts that we are invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, activities by a Walled-Off Business Account and/or another Brookfield Account could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that our group is invested in, amongst others.
Although information barriers have been implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our group, Brookfield and a Walled-Off Business may decide, at any time and without notice to our group or our shareholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our group and/or Brookfield Accounts that we are invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our group and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group and/or Brookfield Accounts that we are invested in.
The breach or failure of our information barriers could result in our group obtaining material non-public information, which may restrict our group from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our group and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
32        Brookfield Infrastructure Corporation

Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
Our company is not entitled to terminate the Master Services Agreement. Only the general partner of the partnership may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or BN experiences a change of control or due solely to the poor performance or under-performance of our group’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the general partner of the partnership is an affiliate of BN, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the general partner of the partnership is unable or unwilling to terminate the Master Services Agreement, our group is not entitled to terminate the agreement and the market price of our exchangeable shares or the units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our group’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement” for more details.
We guarantee certain debt obligations of Brookfield Infrastructure, which may adversely affect our financial health and make us more vulnerable to adverse economic conditions.
Canada Subco, a wholly-owned subsidiary of BIHC, has agreed to guarantee certain commercial paper, unsecured debt securities and preferred securities issued by Brookfield Infrastructure, as well as Brookfield Infrastructure’s obligations under certain credit facilities, thereby causing us to become liable for such obligations. In light of the guarantees, our company is exposed to the credit risk of Brookfield Infrastructure. If Brookfield Infrastructure is unable or fails to pay any of its indebtedness in respect of which our company has provided a guarantee, we may be required to pay all amounts due under such indebtedness, which may affect our financial health and make us more vulnerable to adverse economic conditions. See Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support” for more details.
Brookfield Infrastructure Corporation     33

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
Our company has no independent means of generating revenue. We depend on distributions and other payments from our operating businesses to provide us with the funds necessary to pay distributions on the exchangeable shares and to meet our financial obligations. Our operating businesses are legally distinct from our company and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to our company pursuant to applicable laws, regulatory requirements and contractual agreements. Our operating businesses will generally be required to service their debt obligations before making distributions to our company.
Our company is a “foreign private issuer” under U.S. securities law. Therefore, we are exempt from requirements applicable to U.S. domestic registrants listed on the NYSE.
34        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     35

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

36        Brookfield Infrastructure Corporation

Our group uses leverage and such indebtedness may result in our group or our group’s operating businesses being subject to certain covenants that restrict our group’s ability to engage in certain types of activities or to make distributions to equity.
Many of our group’s operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including for the purposes of acquisitions and investments as well as for general corporate purposes. The total quantum of exposure to debt within our group is significant, and we may become more leveraged in the future. Some facilities are fully drawn, while some have amounts of principal which are undrawn.
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
Our group’s credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.
Our group’s credit facilities or other debt or debt-like instruments may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade may have an adverse impact on the cost of such debt.
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
Brookfield Infrastructure Corporation     37

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

38        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     39

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
Exchanges of exchangeable shares or class A.2 exchangeable shares for units may negatively affect the market price of the units, and additional issuances of exchangeable shares and class A.2 exchangeable shares would be dilutive to the units.
Each exchangeable share and class A.2 exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company or class A.2 exchangeable shares issued by BIHC in the future will also be exchangeable in accordance with the terms of the exchangeable shares and class A.2 exchangeable shares, respectively,
40        Brookfield Infrastructure Corporation

and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
We, BIHC or the partnership may issue additional shares or units in the future, or securities exchangeable into shares or units, including in lieu of incurring indebtedness, which may dilute holders of our equity securities and could depress the trading price of our shares and/or the units. We, BIHC or the partnership may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our equity holders.
Subject to the terms of any of our securities then outstanding, we and BIHC may issue additional securities, including exchangeable shares, class B shares, class A.2 exchangeable shares, options, rights and warrants for any purpose and for such consideration and on such terms and conditions as our board may determine. Subject to the terms of any of our securities then outstanding, our board will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and dividends, any rights to receive our company’s assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our board may use such authority to issue such additional securities, which would dilute holders of such securities, or to issue securities with rights and privileges that are more favorable than those of our exchangeable shares.
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
The sale or issuance of a substantial number of our exchangeable shares, class A.2 exchangeable shares, units, other equity securities of our company or the partnership, other securities exchangeable into our exchangeable shares or the units, or the exchange of the BIPC Exchangeable LP Units or the perception that such sales, issuances or exchanges could occur, could depress the market price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. In addition, we may also issue exchangeable shares, class A.2. exchangeable shares or other securities as consideration for acquisitions. We cannot predict the effect that future sales or issuances of our exchangeable shares, units, other equity securities, or securities exchangeable into our exchangeable shares or the units would have on the market price of our exchangeable shares or the units. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
Brookfield Infrastructure Corporation     41

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
42        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     43

We may be exposed to transfer pricing risks.
To the extent that the partnership, our company, Holding LP, the Brookfield Infrastructure Holding Entities or the Brookfield Infrastructure Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included in or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to unitholders and holders of exchangeable shares could be reduced.

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
44        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     45

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
Distributions on exchangeable shares made to Non-U.S. Holders generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on exchangeable shares that is treated as a deemed dividend under Section 871(m) of the U.S. Internal Revenue Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). The partnership indirectly holds stock of a U.S. corporation through Holding LP, and the exchangeable shares are intended to be structured so that distributions are identical to distributions on units. Accordingly, the contractual arrangements relating to the exchangeable shares could be subject to Section 871(m) of the U.S. Internal Revenue Code, as discussed below.

Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2027, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2027, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2027.
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
46        Brookfield Infrastructure Corporation

Notwithstanding the foregoing, our company’s position that the contractual arrangements relating to the exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the U.S. Internal Revenue Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the exchangeable shares is uncertain. Accordingly, the IRS could challenge our company’s position and assert that the contractual arrangements relating to the exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the U.S. Internal Revenue Code or an applicable income tax treaty), to that portion, if any, of a distribution on exchangeable shares that is treated as referencing a U.S.-source dividend paid to the partnership or Holding LP. Non-U.S. Holders should consult their own tax advisers regarding the implications of Section 871(m) of the U.S. Internal Revenue Code and FATCA for their ownership of exchangeable shares with regard to their particular circumstances.
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
Brookfield Infrastructure Corporation     47

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
In addition, our group may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where our group currently operates or intends to expand into in the future. These uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations and changes in laws and policies such as the imposition of import and export duties, quotas and tariffs) and pandemics or other severe public health events, that have contributed and may continue to contribute to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business. In addition, our business and results of operations are subject to risks resulting from the political and economic policies of various countries including China. Trade disputes between countries in which we have assets or operations, or changes in laws and policies such as the imposition of import and export duties, quotas and tariffs, restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad, could impact our business, financial condition and results of operations.
Inflationary pressures could adversely impact our businesses.
Our operating businesses may be impacted by rising inflationary pressures. High inflation may continue to drive tightening in monetary policies by major central banks, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic
48        Brookfield Infrastructure Corporation

contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating subsidiaries. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our group’s business and financial condition.
The new President of the United States of America has repeatedly stated that he intends to impose a 25% tariff on all Canadian exports to the U.S.. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. domestic economic policies, including the Inflation Reduction Act of 2022 (“IRA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may lead to a loss of substantial tax credits under the IRA or otherwise, as well as result in significant increases in tariffs for imported goods, among other possible changes. There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our group’s business and financial statements.
Alternative and emerging technologies, including artificial intelligence, could impact the demand for, or use of, the businesses and assets that our group owns and operates and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative and emerging technologies, including artificial intelligence, that may impact the demand for, or use of, the businesses and assets that our group owns and operates. While some such technologies are in earlier stages of development, ongoing research and development activities may improve such technologies, including artificial intelligence. For example, further development of electric vehicles may reduce the need and demand for road fuel distribution, or changes in the materials used in construction may reduce the demand for iron ore and coal. Our data operations rely for their continued viability on the ongoing demand for tower infrastructure and data storage facilities, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If new technologies emerge that are able to deliver goods and services more efficiently than our group’s current businesses, such technologies could adversely impact our group’s ability to compete. Moreover, the use of artificial intelligence, including our use of third-party products incorporating artificial intelligence, and the overall adoption of artificial intelligence throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our group’s businesses. There is substantial uncertainty about the extent to which artificial intelligence will result in dramatic changes throughout the world, and our group may not be able to anticipate, prevent,
Brookfield Infrastructure Corporation     49

mitigate, or remediate all of the potential risks, challenges, or impacts of such changes. Such changes could potentially disrupt and impair, among other things, our group’s business models, investment strategies, operational processes and the competitive advantage of our businesses and assets, and as a result, our group’s businesses, financial condition, results of operations and cash flow could be materially and adversely affected.
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
A significant portion of our group’s current operating subsidiaries are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which our group must convert to U.S. dollars prior to making distributions, and certain of our group’s operating subsidiaries have revenues denominated in currencies different from our group’s expense structure, thus exposing our group to currency risk. Fluctuations in currency exchange rates could reduce the value of cash flows generated by our operating subsidiaries or could make it more expensive for our group’s customers to purchase our services and consequently reduce the demand for our group’s services. In addition, a significant depreciation in the value of such foreign currencies may have a material adverse effect on our group’s business, financial condition and results of operations.
50        Brookfield Infrastructure Corporation

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
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, our group. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. Our group has revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our group’s financial condition. Continued movements in interest rates could also affect the discount rates used to value our group’s assets, which in turn could cause their valuations calculated under IFRS Accounting Standards to be reduced resulting in a material reduction in our group’s equity value.
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
Our group’s business relies on continued access to capital to fund new investments and capital projects. While our group aims to prudently manage our group’s capital requirements and ensure access to capital is always available, it is possible our group may overcommit ourselves or misjudge the requirement for capital or the availability of liquidity. Such a misjudgment may require capital to be raised quickly and the inability to do so could result in negative financial consequences or in extreme cases bankruptcy.
Brookfield Infrastructure Corporation     51

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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our group’s utility, transport and midstream operations, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s transport and midstream operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect our group. For example, the withdrawal of the United Kingdom from the European Union and military tensions and conflict in Eastern Europe and the Middle East has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe, the Middle East or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.

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
52        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     53

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
54        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     55

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
Our group has corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. As such, a number of risks arise with respect to refinancing our group’s existing indebtedness, including, among other factors, dependence on continued operating performance of our group’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of our group’s credit risk, and perceived environmental and social governance risk, at such time. In addition, certain of our group’s financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our group’s cash flow may be required to service indebtedness.
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
56        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     57

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
58        Brookfield Infrastructure Corporation

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company serves as an alternative investment vehicle for investors in the partnership who prefer owning our infrastructure operations through a corporate structure and we became a separately-traded public company upon completion of the special distribution in March 2020. In December 2024, the Arrangement was completed (see “History and Development of our Business — 2024 Developments” below for more details). Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As of December 31, 2024, our operations consisted principally of the ownership and operation of regulated gas transmission systems in Brazil, regulated distribution operations in the U.K. and a global intermodal logistics operations. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
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
Brookfield Infrastructure Corporation     59

On January 30, 2025, the board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.430 per unit (or $1.72 per unit annualized). Distributions have grown at a compound annual growth rate of 7% over the last 10 years.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on January 30, 2025, our board approved a quarterly dividend of $0.430 per exchangeable share (or $1.72 per exchangeable share annualized), starting with the dividend to be paid in March 2025.
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
History and Development of our Business
Our company was formed as a corporation established under the BCBCA and is a subsidiary of the partnership. Brookfield is our company’s ultimate parent. We became a separately-traded public company upon completion of the special distribution in March 2020, as described below.
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
In December 2024, the Arrangement was completed (see “2024 Developments” below for more details), and the previous Brookfield Infrastructure Corporation entity was renamed to Brookfield Infrastructure Holdings Corporation (“BIHC”) and the exchangeable shares of BIHC were delisted. The exchangeable shares of our company are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, 10281, United States. A subsidiary of the partnership owns all of the issued and outstanding class B shares which represent a 75% voting interest in our company and entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.

60        Brookfield Infrastructure Corporation

2024 Developments.
On December 24, 2024, the partnership, BIHC and our company completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
2023 Developments.
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
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). In connection with the Triton acquisition, our company issued $751 million of exchangeable shares as partial consideration. Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of Brookfield, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results.
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
Brookfield Infrastructure Corporation     61

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owners and operators. As of December 31, 2024, we own interests in a regulated gas and electricity business in the U.K., a regulated natural gas transmission business in Brazil and a global intermodal logistics operation. Virtually all of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
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
Our operations are comprised of the following:
•Approximately 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 4.7 million gas and electricity connections in the U.K.
•Global fleet of approximately 7 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts
Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 5 years. These assets operate under a perpetual contract.
62        Brookfield Infrastructure Corporation

Strategic Position
Our regulated gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, with 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 5 years.
Regulatory Environment
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operated under contracts expiring between 2039 and 2041 until the approval of new legislation in April 2021 (the “Brazil Gas Law”), which changed the contracts from finite to perpetual. The new Brazil Gas Law also allows an ‘entry-exit’ model to be adopted for the gas transportation systems, which is expected to foster growth of the market and our regulated gas transmission operation in Brazil.
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
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.7 million connections.
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
Regulatory Environment
Our regulated distribution operation competes with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation. The gas connection rate is subject to a cap and floor that escalates by an inflation factor minus an efficiency factor determined by the U.K. regulator, providing a higher degree of certainty of income following installation. Connections revenue does not vary materially with volume transported over our system.
Brookfield Infrastructure Corporation     63

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
Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 450 third-party owned depots across 47 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customers include the world’s top shipping lines that collectively account for 85% of global shipping capacity. In December 2024, our company agreed to the sale of its 33% interest in a subsidiary of our global intermodal logistics operation, which owns and leases stabilized intermodal container assets to customers, for net proceeds of approximately $430 million ($116 million to our company). Our global intermodal logistics operation will retain a 67% interest as an investment in associate and continue to manage the subsidiary under a management agreement.
Regulatory Environment
Our global intermodal logistics operation is subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce. These regulations encompass environmental and operational standards designed to provide uniform international safety measures in the transport and handling of containers and chassis.
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect continued high demand for intermodal containers as a result of economic growth in developed and emerging markets and the decentralization of supply chains. As the leading lessor of intermodal containers, we believe we are well positioned to capture demand resulting from growth in containerized trade, as well as to expand our service offering to further increase the efficiency and resiliency of the global supply chain.

64        Brookfield Infrastructure Corporation

General Operating Matters
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
Intellectual Property
Our company is automatically entitled to the benefits of, and certain obligations under, the Licensing Agreement that Brookfield Infrastructure has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.
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
Brookfield Infrastructure Corporation     65

Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield are drawn upon to fulfill the Service Providers’ obligations to provide our group with management services under our Master Services Agreement. For a discussion of the individuals that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 2,684 individuals globally.
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
•Sustainability Management Team: Our Sustainability team works across functions of our group including our investment professionals, portfolio management teams, as well as with portfolio companies to articulate and oversee the strategic direction for sustainability. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the board.
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

66        Brookfield Infrastructure Corporation

2024 Highlights
In 2024, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.
•Maintaining Regulatory Preparedness: We continue to monitor sustainability-related regulatory developments across jurisdictions to ensure preparedness. We are focused on readying our processes, systems and controls for new and proposed regulations and standards.
•Sustainability Report: Our group has published its annual Sustainability Report, inclusive of its Taskforce for Climate-related Financial Disclosures “TCFD” reporting. The report highlights in detail key sustainability initiatives undertaken, including our approach to decarbonization, sustainability related due diligence and governance practices. The report also includes key KPIs such as greenhouse gas (“GHG”) emissions across all portfolio companies.
•Human Rights and Modern Slavery: Brookfield published its annual Modern Slavery Statement, which includes the inaugural statement under the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and the eighth statement for the United Kingdom Modern Slavery Act 2015.
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
•Principles for Responsible Investment (“PRI”) Assessment: Brookfield received the results of its 2024 PRI assessment, achieving a minimum of four out of five stars in each of the eight scored modules.(1)

(1)No compensation was provided in connection with scores provided by PRI. BAM provides PRI with annual fees which are payable by all signatories. Please refer to the PRI website for information on the PRI’s reporting assessment.
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. Our culture reinforces strong succession and ensures that we maintain an engaged workforce. Our employees in turn drive our success and ensure that we deliver on our commitments to stakeholders.
Our Code of Business Conduct and Ethics and Positive Work Environment Policy sets a consistently high standard for how we are expected to interact and collaborate with one another and reinforce a work environment conducive to learning and development.
Three attributes—collaboration, entrepreneurship and discipline—form the foundation of Brookfield’s culture. By hiring talented people who align with our culture and giving them opportunities to move into different businesses, roles and regions where they learn from a variety of leaders, Brookfield has been able to create a broad ecosystem of collaborative and disciplined professionals who think and act like owners and who can be successful across our organization. We have also continued to enhance our governance processes through ongoing engagement with leading sustainability framework organizations to ensure our reporting and protocols are aligned with evolving best practices and reporting regulations. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our sustainability program.
Brookfield Infrastructure Corporation     67

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
Our group’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our U.K. regulated distributor, BUUK, has earned the “Great Place to Work” accreditation for the past five years, and was ranked as the 15th Best U.K. Super Large Workplace and the seventh Best Workplace for Women. BUUK has also been ranked 9th Best Workplace for Wellbeing so far in 2023.
•Our North American container leasing business, Triton, supports the communities it operates in by sponsoring employee volunteering programs. Employee events in the past have focused on coastal cleanups to improve ocean health, including the removal of ~500 pounds of waste from beaches and waterways; partnering with a local charity to develop employment skills and employee understanding of the autistic community; and improving accessibility by widening hiking trails. Triton continues to expand its support for its employee volunteering programs, which also serve to foster employee engagement.
Overview of Sustainability & the Investment Process
Brookfield’s sustainability strategy is centered on combining economic goals, supporting business resilience and preserving or creating value for our investors and stakeholders, now and in the future. Our global Sustainability Policy codifies our operating principles related to sustainability and illustrates our longstanding commitment to integrating sustainability into our asset management activities. Our Sustainability Policy is guided by the following principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net-zero greenhouse gas emissions by 2050 or sooner
•Strive to ensure the well-being and safety of employees
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
◦Foster a positive work environment based on meritocracy, valuing diversity and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
68        Brookfield Infrastructure Corporation

◦Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
We seek to integrate sustainability into all aspects of investment decision-making and ongoing portfolio management. This includes initial due diligence, financial model and business trends, investment valuations, performance monitoring and engaging with management teams. Our investment processes align with the PRI.
As part of investment due diligence, we seek to assess sustainability-related risks and opportunities and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of the Brookfield-wide Sustainability Due Diligence Protocol, we provide specific guidance to investment teams on assessing climate, bribery and corruption, cybersecurity, health and safety, human rights and modern slavery risks. We have several internal subject matter experts who support our investment teams throughout the diligence process by providing technical expertise, reviewing findings and contributing additional insight to ensure completeness of the analysis undertaken. Where warranted, we perform enhanced due diligence, working with internal and third-party experts as appropriate. Upon acquisition(1), our asset management team creates a tailored integration plan that includes any material sustainability-related matters identified during due diligence, or that arise during our ownership. We onboard new acquisitions to each of our programs with subject matter specific onboarding approaches. Our approach is informed by our goal to advance sustainability performance to drive long-term value creation, while managing any associated risks. We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader engagement of our group that could include executive and employee placements or secondments. It is ultimately the management teams within each portfolio company who are responsible for managing sustainability risks and opportunities. This combination of local accountability and expertise and support from our group’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success. We seek to support the implementation of best practices and development of internal capabilities at our portfolio companies by encouraging training, providing technical expertise on certain sustainability-related matters, facilitating connections to experts in relevant sectors, and leveraging cross-portfolio collaboration.
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
(1)Refers to investments in which our group has control. Where our group is not in a controlling position, best efforts are made to exert similar levels of influence, where possible and required.
Seasonality
The demand for our natural gas and electricity is partially dependent upon weather conditions, primarily temperature and humidity. Weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. See Item 3.D “Risk Factors — Risks Relating to Our Group’s Operations and the Infrastructure Industry — Our operating entities are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.”
Brookfield Infrastructure Corporation     69

Raw Materials
Some of our operating subsidiaries depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Demand, availability, and price of these raw materials can have an impact on the performance of our operating subsidiaries. See Item 3.D “Risk Factors — Risks Relating to Our Group’s Operations and the Infrastructure Industry — Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.”
Marketing
Our marketing efforts focus on leveraging our competitive advantages described and our group’s world-class operating businesses described in Item 4.B “Business Overview”.
We also leverage our relationship with Brookfield, which our group believes provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.
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
Oversight of Subsidiaries. Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, the operations of NTS. A majority of the equity interests in NTS are held by Nova Infraestrutura Fundo de Investimento em Participações, or NIF, which is in turn externally managed by Brookfield Brasil Asset Management Investmentos Ltda., or Brookfield Brazil, a subsidiary of Brookfield. Pursuant to the NTS Voting Agreement, BIHC has the right to remove Brookfield Brazil as the manager of NIF at any time.
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
70        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     71

4.C    ORGANIZATIONAL STRUCTURE
Organizational Charts
The chart below presents a summary of our ownership and organizational structure as at March 20, 2025. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”
72        Brookfield Infrastructure Corporation

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company.
(3)The Brookfield Holders’ collective economic interest in the partnership is approximately 26.6% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption−exchange mechanism, pursuant to which BN can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 29.9% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders currently also own).
(5)The Service Providers provide services to the Service Recipients pursuant to the Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company.
(6)The partnership owns all of the class B shares through its subsidiaries and members of the public hold all of the exchangeable shares. The exchangeable shares and the class B shares hold 25% and 75%, respectively, of the aggregate voting rights of our company.
(7)The share capital of BIHC is comprised of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and class C shares. BIPC owns all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in BIHC. Brookfield holds all of the class A.2 exchangeable shares, which are non-voting. The BIHC class B shares hold an aggregate 75% voting interest in BIHC and are held 66 2/3% by a subsidiary of the partnership and 33 1/3% by BIPC. The class C shares are non-voting and are held by a subsidiary of the partnership. Through their respective ownership of class A.1 exchangeable shares and BIHC class B shares, BIPC and the partnership each hold a 50% voting interest in BIHC.
(8)As of December 31, 2024, the partnership had outstanding 461,855,350 units and an equal number of Managing General Partner Units are held by the partnership in the Holding LP. As of December 31, 2024, Brookfield holds 1,399,230 of the outstanding units and BWS holds 3,287,267 of the outstanding units.
(9)Brookfield has provided an aggregate of $20 million of working capital to certain of these holding entities through a subscription for preferred shares.
(10)On February 4, 2025, BAM and BN completed a corporate restructuring whereby BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis. Following completion of this corporate restructuring, the Asset Management Company is now wholly-owned, directly and indirectly, by BAM, and BN owns approximately 73% of the class A limited voting shares of BAM.
Our Company
BIPC and BIHC were incorporated under the BCBCA on October 3, 2024 and August 30, 2019, respectively. See Item 4.A “History and Development of Brookfield Infrastructure — History and Development of our Business”.
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

Brookfield Infrastructure Corporation     73

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in the partnership is approximately 26.6% on a fully exchanged basis. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements.
The partnership and the other Service Recipients, including our company, have each appointed affiliates of BN as Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to contemplate our company receiving management services comparable to the services provided to Brookfield Infrastructure by the Service Providers.
BN is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, BN leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
BAM is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by BAM. BN owns approximately 73% of the issued and outstanding class A limited voting shares of BAM.
Brookfield has approximately 1,400 investment professionals and 250,000 operating employees in over 80 countries around the world. Our operating subsidiaries currently employ approximately 2,684 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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

74        Brookfield Infrastructure Corporation

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
Significant Subsidiaries
The following table sets forth our company’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our company as of December 31, 2024.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.	Brazil	31	92
Global intermodal logistics operation	Triton International Limited	U.S.	27	100
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
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
Brookfield Infrastructure Corporation     75

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. This MD&A is dated March 21, 2025.

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
Continuity of Interests
Our company was established on October 3, 2024 by the partnership. The partnership owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. The partnership’s current operations consist of utilities, transport, midstream and data businesses in North and South America, Europe and Asia Pacific. On December 24, 2024, the date of the Arrangement, our company acquired an interest in BIHC and consolidated BIHC in its financial statements. As a result of the Arrangement, (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX. The partnership directly controlled BIHC prior to the Arrangement and continues to control our company subsequent to the Arrangement through ownership of the class B shares. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected BIHC in its financial position and financial performance using BIHC’s carrying values prior to the Arrangement.
76        Brookfield Infrastructure Corporation

To reflect this continuity of interests, these consolidated financial statements provide comparative information of our company for the periods prior to December 24, 2024, as previously reported by the BIHC. The economic and accounting impact of contractual relationships created or modified in conjunction with acquisition of interest in BIHC by our company have been reflected prospectively from the date of the Arrangement and have not been reflected in the results of operations or financial position of our company prior to December 24, 2024, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to December 24, 2024 is presented based on the historical financial information of BIHC. For the period after December 24, 2024, the results are based on the actual results of our company, including the impact of contractual relationships created or modified in association with acquisition of interest in BIHC by our company. As the partnership held all of the class C shares of BIHC prior to December 24, 2024, which was the only class of shares presented as equity, and the partnership holds all of the class B shares of our company after December 24, 2024, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after December 24, 2024.
Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(c)(ii), Organization and Description of our Company, the class C shares met certain qualifying criteria and were presented as equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities at fair value. As a result, the share capital pertaining to the class C shares was removed, and the difference between the fair value and carrying value of the class C shares was reflected as “Arrangement/reorganization” as shown in the consolidated statements of changes in equity.
Basis of Presentation
For the periods prior to December 24, 2024, the financial statements represent those of BIHC, formerly Brookfield Infrastructure Corporation. During this period, all of the assets and liabilities presented were controlled by the partnership. Effective December 24, 2024, our company acquired an interest in BIHC and consolidated BIHC in its financial statements. The acquisition of interest in BIHC is a common control transaction where all transacting parties are subsidiaries of the partnership. As a result, the assets and liabilities of our company will be recorded at BIHC’s historical carrying values in our company’s consolidated financial statements. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.
Our company incurs general corporate expenses according to the amended and restated master services agreement dated as of February 29, 2024, as amended from time to time, among the Service Recipients (as defined therein), BN, the Service Providers and others (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
Financial data provided has been prepared using accounting policies in accordance with IFRS Accounting Standards. All dollar references, unless otherwise stated, are in millions of United States dollars (“USD”).
Brookfield Infrastructure Corporation     77

Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.430 per unit (or $1.72 per unit annualized), starting with the distribution paid in March 2025. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.430 per exchangeable share (or $1.72 per exchangeable share annualized), starting with the dividend to be paid in March 2025.
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
78        Brookfield Infrastructure Corporation

5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2024, 2023 and 2022:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2024	2023	2022
Revenues	$3,666	$2,503	$1,886
Direct operating costs	(1,378)	(778)	(542)
Interest expense	(1,065)	(697)	(544)
Share of (losses) earnings from investments in associates	—	(20)	4
Mark-to-market and foreign currency revaluation	(116)	23	49
Remeasurement of shares classified as financial liability	(477)	34	1,058
Income tax expense	(365)	(368)	(262)
Net income	72	606	1,619
Net (loss) income attributable to the partnership	(608)	111	1,094

2024 vs. 2023
For the year ended December 31, 2024, our company reported net income of $72 million, of which net losses of $608 million were attributable to the partnership. This compared to a net income of $606 million for the year ended December 31, 2023, of which $111 million was attributable to the partnership. Net income for the current year benefited from the acquisition of our global intermodal logistics operation and capital commissioned into rate base at our U.K. regulated distribution business, partially offset by an increase in interest expense as a result of incremental borrowings and an increase in dividends paid on our exchangeable shares. Further impacting net income during the year were foreign currency translation losses on our Canadian denominated deposit receivable from Brookfield Infrastructure, compared to foreign currency translation gains in the prior year. Additionally, total remeasurement losses of $477 million were recognized on our company’s shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement gains of $34 million for the year ended December 31, 2023.
Total revenues increased by $1,163 million relative to the prior year. Current year revenues benefited from our company’s acquisition of a global intermodal logistics operation at the end of September in the prior year, which contributed additional revenues of $1,183 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $106 million. Our revenues further benefited from the appreciation of the British Pound which increased our revenues in U.S. dollars by $19 million relative to 2023. These benefits were partially offset by a $126 million decrease in underlying gas transmission revenues in Brazil due to the impact of foreign exchange and inflationary tariff adjustments.
Brookfield Infrastructure Corporation     79

Direct operating costs for the year ended December 31, 2024 were $1,378 million, an increase of $600 million compared to the prior year. Direct costs increased from the prior year primarily due to $505 million of incremental costs (including depreciation) associated with the acquisition of a global intermodal logistics operation that our company acquired at the end of September in the prior year. Direct costs also increased due to inflation and organic growth, incremental depreciation on capital expenditures made over the last year and higher values as a result of our revaluation process.
Interest expense for the year ended December 31, 2024 was $1,065 million, an increase of $368 million compared to 2023. Interest expense increased from the prior year primarily due to $184 million of incremental interest expense associated with our global intermodal logistics operation that our company acquired at the end of September in the prior year. Interest expense was further impacted by incremental borrowings at our Brazilian regulated gas transmission business and an increase in dividends paid on our exchangeable shares, which are classified as interest expense. Dividends on our exchangeable shares increased due to a 6% increase in our company’s quarterly dividends compared to the prior year and approximately 21 million exchangeable shares issued in connection with the acquisition of our global intermodal logistics operation at the end of September in the prior year.
Mark-to-market and foreign currency revaluation losses totaled $116 million for the year ended December 31, 2024, compared to gains of $23 million in the prior year. The losses in the current year reflect foreign currency translation losses on our Canadian denominated deposit receivable with Brookfield Infrastructure, compared to foreign currency translation gains in the prior year.
Total remeasurement losses for the year ended December 31, 2024 were $477 million compared to gains of 34 million in the prior year. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price. As a result of the Arrangement, the class C shares of BIHC were classified as financial liabilities upon consolidation into our company, resulting in incremental remeasurement losses of $346 million.
Income tax expense for the year ended December 31, 2024 was $365 million, a decrease of $3 million compared to the prior year. Incremental income tax expense from our global intermodal logistics operation that our company acquired at the end of September in the prior year was more than offset by the impact of foreign exchange and a decrease in current taxes from lower income at our Brazilian regulated gas transmission business as a result of inflationary tariff adjustments.
2023 vs. 2022
For the year ended December 31, 2023, our company reported net income of $606 million, of which $111 million was attributable to the partnership. This compares to a net income of $1,619 million for the year ended December 31, 2022, of which $1,094 million was attributable to the partnership. Net income for 2023 benefited from the acquisition of our global intermodal logistics operation, inflation-indexation at our Brazilian regulated gas transmission business and capital commissioned into rate base at our U.K. regulated distribution business. Remeasurement gains of $34 million were recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards, compared to $1,058 million for the year ended December 31, 2022.
Total revenues increased by $617 million relative to 2022. Current year revenues benefited from the acquisition of our global intermodal logistics operation, which contributed additional revenues of $385 million. Underlying gas transmission revenues in Brazil increased by $120 million due to inflation-indexation. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $22 million. Connections revenue in the U.K. benefited from an increase in construction activity which contributed additional revenues of $28 million compared to 2022. Revenues further benefited from the impact of foreign exchange which increased revenues in U.S. dollars by $52 million relative to 2022.
80        Brookfield Infrastructure Corporation

Direct operating costs for the year ended December 31, 2023 were $778 million, an increase of $236 million compared to the 2022. Direct costs increased from 2022 primarily due to $181 million of incremental costs (including depreciation) associated with the acquisition of our global intermodal logistics operation. Direct costs also increased due to inflation and organic growth, incremental depreciation on capital expenditures made over 2022 and higher values as a result of our revaluation process.
Interest expense for the year ended December 31, 2023 was $697 million, an increase of $153 million compared to 2022. Interest expense increased from 2022 primarily due to $61 million of incremental interest expense associated with the acquisition of our global intermodal logistics operation. Incremental charges associated with debt issued at our Brazilian regulated gas transmission business to fund the deferred consideration paid in April 2022 and a higher average interest rate on our variable rate non-recourse borrowings during the year ended December 31, 2023 also increased interest expense compared to the prior year. 2023 results were further impacted by incremental borrowings at our U.K. regulated distribution business to fund capital expenditures, an increase in dividends paid on our exchangeable shares, classified as interest expense, and interest incurred on a loan agreement entered into with an affiliate of Brookfield in March 2023.
Remeasurement gains for the year ended December 31, 2023 were $34 million compared to $1,058 million in the prior year. The remeasurement gains reflect the decrease in the market price of partnership units based on the NYSE closing price.
Income tax expense for the year ended December 31, 2023 was $368 million, an increase of $106 million compared to 2022. Income tax in the prior year benefited from the recognition of a deferred tax asset of $90 million at our Brazilian regulated gas transmission business. 2023 results also include incremental income tax expense associated with the acquisition of our global intermodal logistics operation.
Summary of Quarterly Financial Information

	2024				2023
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$944	$912	$908	$902	$917	$551	$538	$497
Net income (loss)	40	(808)	643	197	(54)	1,009	(154)	(195)
Net income (loss) attributable to the partnership	(150)	(977)	491	28	(227)	913	(274)	(301)
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards. During the year ended December 31, 2024, revaluation losses totaled $477 million.
Brookfield Infrastructure Corporation     81

Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2024, 2023 and 2022:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2024	December 31, 2023
Cash and cash equivalents	$674	$539
Due from Brookfield Infrastructure	1,278	1,288
Property, plant and equipment	12,572	14,151
Intangible assets	2,892	3,699
Investments in associates	—	—
Total assets	23,587	23,909
Loans payable to Brookfield Infrastructure	102	26
Shares classified as financial liability	4,644	4,153
Non-recourse borrowings	12,178	12,028
Total liabilities	21,365	19,841
Equity in net assets attributable to the partnership	(1,253)	(399)
Total equity	2,222	4,068
Total assets were $23.6 billion at December 31, 2024, compared to $23.9 billion at December 31, 2023. Total assets increased as a result of additions to property, plant and equipment of $0.4 billion at our U.K. regulated distribution business, mark-to-market gains on derivatives of $0.5 billion, and an increase in cash and equivalents of $0.3 billion related to the timing of debt refinancing at our Brazilian regulated gas transmission business. These increases were offset by the impact of foreign exchange which decreased our total assets by $1.5 billion.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2024, resulting in a gain from revaluation of $119 million.
On December 24, 2024, our company completed the Arrangement. As a result, (i) holders of the BIHC exchangeable shares, other than Brookfield, received BIPC’s exchangeable shares in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis. The exchangeable shares, class A.2 exchangeable shares and class C shares, upon consolidation into BIPC, are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows were based on the price of one unit of the partnership. As at December 31, 2024, the shares were remeasured to reflect the NYSE closing price of one unit, $31.79 per share.
Non-recourse borrowings increased by $0.2 billion to $12.2 billion at December 31, 2024 as a result of incremental net borrowings of $2.1 billion, partially offset by $1.2 billion of non-recourse borrowings reclassified to held for sale at our global intermodal logistics operation and the impact of foreign exchange of $0.8 billion primarily driven by the weakening of the Brazilian real relative to the U.S. dollar.
Total equity decreased to $2.2 billion as at December 31, 2024, from $4.1 billion at December 31, 2023 as income generated from operations was more than offset by distributions, foreign currency translation losses on our Canadian denominated deposit with Brookfield Infrastructure and remeasurement losses associated with our shares classified as liabilities.
82        Brookfield Infrastructure Corporation

Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company are set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2024	2023	2022	2024 vs 2023	2023 vs 2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Brazilian real	0.1615	0.2066	0.1917	(22)%	8%	0.1855	0.2002	0.1936	(7)%	3%
British pound	1.2516	1.2731	1.2083	(2)%	5%	1.2781	1.2439	1.2366	3%	1%
Australian dollar	0.6188	0.6812	0.6813	(9)%	—%	0.6597	0.6644	0.6947	(1)%	(4)%
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2024	2023	2022
Brazilian real	$167	$47	$32
British pound	(33)	86	(170)
Australian dollar(1)	—	26	(25)
	134	159	(163)
Attributable to:
The partnership	$35	$109	$(152)
Non-controlling interests	99	50	(11)
	$134	$159	$(163)

(1)2023 includes $49 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our Australian regulated utility.
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests for the year ended December 31, 2024, was an increase to equity of $134 million (2023: increase of $159 million, 2022: decrease of $163 million).
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2024, the average exchange rate of the British pound appreciated relative to the U.S. dollar, while the average exchange rate of the Brazilian real depreciated relative to the U.S. dollar.

Brookfield Infrastructure Corporation     83

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

US$ MILLIONS	For the year ended December 31,
IFRS measures	2024	2023
Revenue	$21,039	$17,931
Net income	1,683	1,448

US$ MILLIONS	As of
IFRS measures	December 31, 2024	December 31, 2023
Total assets	104,590	$100,784
Total liabilities	74,737	66,768
Total partnership capital	29,853	34,016
RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Since inception, Brookfield Infrastructure has had a management agreement, the Master Services Agreement, with the Service Providers which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $67 million for the year ended December 31, 2024 (2023: $63 million, 2022: $63 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2024, revenues of $1 million were generated (2023: less than $1 million, 2022: less than $1 million) and $nil expenses were incurred (2023: $nil, 2022: $nil).
84        Brookfield Infrastructure Corporation

A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2024, $nil (December 31, 2023: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
On December 24, 2024, the partnership, BIHC and our company completed the Arrangement pursuant to which (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
In connection with the Arrangement, our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2024, $nil (December 31, 2023: $nil) was called on the equity commitment.
Brookfield Infrastructure Corporation     85

BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million, which accrued interest at SOFR plus 200 basis points per annum and matured on May 24, 2024. This loan was non-recourse to our company and was presented as non-recourse borrowings on the consolidated statements of financial position. Interest accrued during the year ended December 31, 2024 was $8 million (December 31, 2023: $14 million), respectively. Upon maturity, the loan was restructured and settled as a non-cash transaction with Brookfield Infrastructure through a combination of settling pre-existing loans and establishing new loan agreements.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $57 million as of December 31, 2024. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the year ended December 31, 2024 was $10 million (December 31, 2023: $14 million).
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024 to extend an additional $17 million to Brookfield Infrastructure. As of December 31, 2024, the balance outstanding on this loan was $43 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2024 was $1 million.
86        Brookfield Infrastructure Corporation

As at December 31, 2024, the balance outstanding on our deposit with Brookfield Infrastructure was $1,178 million (December 31, 2023: $1,038 million). As at December 31, 2024, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: $26 million) following a non-cash settlement of $26 million on May 24, 2024. The deposit arrangements accrue interest at 0.2% per annum. During the year ended December 31, 2024, interest accrued on the deposit with Brookfield Infrastructure was $3 million (December 31, 2023: less than $1 million). During the year ended December 31, 2024, interest accrued on the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: less than $1 million).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2024 was $4 million.
As at December 31, 2024, our company had accounts payable of $30 million (December 31, 2023: $10 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $19 million (December 31, 2023: $19 million) from subsidiaries of Brookfield Infrastructure.
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
5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facilities and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2024 and 2023.
As of the date of this annual report on Form 20-F, we believe that our company’s liquidity is sufficient to meet its present requirements. As of the dates set forth below, our company’s liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2024	December 31, 2023
Cash	$213	$190
Credit facilities	664	350
Company liquidity	$877	$540
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As of December 31, 2024, our group’s total liquidity was $5,483 million (2023: 5,211 million).
Brookfield Infrastructure Corporation     87

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of December 31, 2024, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Non-recourse borrowing	7	$781	$1,321	$698	$846	$3,175	$5,814	$12,635
As discussed in the notes to our consolidated financial statements for the year ended December 31, 2024, in connection with the Arrangement, our company as borrower, entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender. Additonally, a subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2024, our company has $nil (December 31, 2023: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2024.

US$ MILLIONS	Equity Investment - US$
GBP	$1,867
BRL	(717)
EUR & Others	16
$1,166

(1)During the year ended December 31, 2024, our Brazilian regulated distribution operation completed a dividend recapitalization of $1.7 billion.
For additional information, see Note 6, “Fair Value of Financial Instruments”, Note 24, “Derivative Financial Instruments” and Note 25, “Financial Risk Management” in our consolidated financial statements.
88        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     89

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
Our group has completed reviews at our U.K. regulated distribution operation, Brazilian regulated gas transmission operation and global intermodal logistics operation within the last five years. The results from the engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
90        Brookfield Infrastructure Corporation

BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
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
Brookfield Infrastructure Corporation     91

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2024:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$697	$5	$6	$7	$7	$722
Non-recourse borrowing	781	1,321	698	4,021	5,814	12,635
Financial liabilities	32	1	—	—	—	33
Loans payable to Brookfield Infrastructure	102	—	—	—	—	102
Shares classified as financial liability	4,644	—	—	—	—	4,644

Interest Expense:
Non-recourse borrowing	900	834	729	1,123	1,273	4,859
In addition, pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and our exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $67 million per year based on the December 31, 2024 market value of the partnership and our company ($68 million per year based on the December 31, 2023 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
92        Brookfield Infrastructure Corporation

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2024, 2023, and 2022:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2024	2023	2022
Cash from operating activities	$1,743	$1,059	$893
Cash (used by) from investing activities	(1,110)	(3,174)	(1,047)
Cash (used by) from financing activities	(428)	2,183	(4)
2024 vs. 2023
Cash from operating activities
Cash from operating activities totaled $1,743 million during the year ended December 31, 2024, an increase of $684 million compared to the prior year. Operating cash flows increased primarily due to contributions from the acquisition of our global intermodal logistics operation and the benefits of inflation indexation and capital commissioned into rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $1,110 million during the year ended December 31, 2024, compared to cash used by investing activities of $3,174 million in the prior year. The investing activities in the current year primarily relate to additional investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation. Prior year cash used by investing activities primarily related to the acquisition of our global intermodal logistics operation and investments in long lived assets, partially offset by the sale of our 7.9% interest in an Australian regulated utility.
Cash used by financing activities
Cash used by financing activities was $428 million during the year ended December 31, 2024, compared to $2,183 million of cash from financing activities in 2023. Cash used by financing activities in the current year is primarily driven by distributions paid to non-controlling interests, partially offset by incremental borrowings. Cash from financing activities in the prior year was primarily related to funding associated with the acquisition of our global intermodal logistics operation, partially offset by distributions paid to non-controlling interests.

Brookfield Infrastructure Corporation     93

2023 vs. 2022
Cash from operating activities
Cash from operating activities totaled $1,059 million during the year ended December 31, 2023, an increase of $166 million compared to the year ended December 31, 2022. Operating cash flows increased primarily due to contributions from the acquisition of our global intermodal logistics operation and the benefits of inflation indexation and capital commissioned into rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $3,174 million during the year ended December 31, 2023, compared to cash used by investing activities of $1,047 million during the year ended December 31, 2022. Cash used by investing activities during the year ended December 31, 2023 primarily related to the acquisition of our global intermodal logistics operation and investments in long lived assets, partially offset by the sale of our 7.9% interest in an Australian regulated utility. Cash used by investing activities during the year ended December 31, 2022 primarily related to our acquisition of a 7.9% interest in our Australian regulated utility, and investments in long lived and financial assets.
Cash from financing activities
Cash from financing activities was $2,183 million during the year ended December 31, 2023, compared to $4 million of cash used by financing activities in 2022. Cash from financing activities during the year ended December 31, 2023 primarily related to funding associated with the acquisition of our global intermodal logistics operation, partially offset by distributions paid to non-controlling interests. Cash used by financing activities during the year ended December 31, 2022 primarily related to a drawdown on our deposit with Brookfield Infrastructure to finance the acquisition of our Australian regulated utility, partially offset by distributions paid to non-controlling interests.
94        Brookfield Infrastructure Corporation

SHARE CAPITAL
Our company’s equity interests include exchangeable shares held by the public shareholders and class B shares held by Brookfield Infrastructure. Dividends on each of our exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each unit of the partnership. Ownership of class B shares entitle holders to receive dividends as and when declared by our board.
As of December 31, 2024, our company’s share capital is comprised of exchangeable shares and class B shares. As part of the Arrangement, BN transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis, which are exchangeable for exchangeable shares (subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% of more of the aggregate fair market value of all issued and outstanding shares of our company) or units.

	As of
	December 31, 2024	December 31, 2023
Exchangeable shares and class A.2 exchangeable shares(1),(2)	132,051,909	131,872,066
Class B shares(3)	31,909	2
Class C shares	—	11,117,660

(1)Includes 119,039,120 exchangeable shares (2023: 131,872,066) and 13,012,789 class A.2 exchangeable shares (2023: nil).
(2)Exchangeable shares prior to the Arrangement refer to the exchangeable shares of BIHC, whereas exchangeable shares post the Arrangement refer to the exchangeable shares of BIPC.
(3)Class B shares prior to the Arrangement refer to the BIHC class B shares, whereas class B shares post the Arrangement refer to the BIPC class B shares. As part of the Arrangement, our company issued 31,909 class B shares to Brookfield Infrastructure in exchange for $1 million.

In August 2021, Brookfield Infrastructure acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2024, our company issued 199,066 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. As of March 20, 2025, our company’s capital structure comprised of 119,022,666 exchangeable shares. There were no further issuances of class B shares since December 31, 2024.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2024, our shareholders exchanged 19,223 exchangeable shares for an equal number of units. Class B shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
Brookfield Infrastructure Corporation     95

In September 2023, our company issued 21,094,441 exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued 9,013,983 class C shares to Brookfield Infrastructure to partially finance the acquisition.
During the year ended December 31, 2024, our company declared and paid dividends on our exchangeable shares at a rate of $0.4050 per share resulting in total dividends paid of $213 million. Dividends paid on our exchangeable shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2024, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.
PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2024
January 1, 2024 - March 31, 2024	43.09	37.54	28,068,653
April 1, 2024 - June 30, 2024	41.98	34.61	35,483,118
July 1, 2024 - September 30, 2024	47.63	38.02	31,098,913
October 1, 2024 - December 31, 2024	50.28	43.95	24,660,757

2023
January 1, 2023 - March 31, 2023	48.12	42.91	24,027,799
April 1, 2023 - June 30, 2023	50.09	45.05	17,739,905
July 1, 2023 - September 30, 2023	48.71	39.39	24,196,988
October 1, 2023 - December 31, 2023	42.03	29.65	35,356,692
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:
96        Brookfield Infrastructure Corporation

	Units
	High ($)	Low ($)	Volume
2024
January 1, 2024 - March 31, 2024	31.95	27.64	31,192,792
April 1, 2024 - June 30, 2024	30.75	25.05	29,357,547
July 1, 2024 - September 30, 2024	35.19	27.14	24,284,595
October 1, 2024 - December 31, 2024	36.42	30.42	21,892,473

2023
January 1, 2023 - March 31, 2023	36.03	31.32	23,218,111
April 1, 2023 - June 30, 2023	37.07	33.48	21,498,725
July 1, 2023 - September 30, 2023	36.72	29.16	21,282,609
October 1, 2023 - December 31, 2023	31.84	21.39	54,495,963
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
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
Brookfield Infrastructure Corporation     97

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

98        Brookfield Infrastructure Corporation

Recently adopted accounting standards
Our company applied new and revised standards issued by the IASB which are applicable to our company beginning on or after January 1, 2024. The impact of these amendments on our company’s accounting policies are as follows:
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the company.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of our company.
Future accounting policies
The following are accounting policies issued that our company expects to adopt in the future:
IAS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Our company is in the process of determining the impact of the amendments on its consolidated financial statements.
Brookfield Infrastructure Corporation     99

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the current board of directors of our company as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	75	Chair	Director
Jeffrey Blidner Toronto, Canada	77	Director	Vice Chair of BN
William Cox(2) Pembroke, Bermuda	62	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	52	Director	Investment Manager
John Mullen(2),(4) Sydney, Australia	69	Director	Director
Daniel Muñiz Quintanilla(3) Madrid, Spain	51	Director	Director
Suzanne Nimocks(2) Houston, Texas	66	Director	Director
Rajeev Vasudeva London, United Kingdom	65	Director	Senior Advisor of Egon Zehnder
Malcolm Cockwell(5) Ontario, Canada	37	Director	Director

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
(5)Malcolm Cockwell was appointed as a director of our company effective as of January 30, 2025.
100        Brookfield Infrastructure Corporation

Anne Schaumburg.   Anne has served as a director of our board and Chair since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. Anne is also a director of BWS, and is Chair of its Compensation Committee and a member of its Audit Committee and Governance & Nominating Committee. She was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE. During her 18-year tenure at NRG Energy, Inc., Anne also served as Chair of the Audit Committee, Chair of the Finance Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Jeffrey Blidner. Jeffrey has served as a director of our board since the completion of the special distribution and as a director of the general partner of the partnership since 2010. Jeffrey is Vice Chair and a director of BN and former Chief Executive Officer of Brookfield’s Private Funds Group. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation and Chair of the general partner of Brookfield Property Partners L.P.. He also serves as a director of the general partner of Brookfield Business Partners L.P. and Brookfield Business Corporation and BIPC. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.
William Cox.   William has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. He is also a director of BWS and is chair of its Governance & Nominating Committee and a member of its Audit Committee and Compensation Committee. William is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
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
Brookfield Infrastructure Corporation     101

John Mullen. John was appointed as a director of our company on May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John is Chairman of Brambles, Chairman of Qantas, Chairman of Treasury Wines and Chairman of Scyne Advisory. Until recently, John was a non-executive Director and Chairman of Telstra, an Australian telecommunications and media company, and was the Chairman of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
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
Suzanne Nimocks. Suzanne Nimocks has served as a director of our board and as a director of the general partner of the partnership since August 2, 2022. Suzanne serves as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
Rajeev Vasudeva.   Rajeev has served as a director of the general partner of the partnership since August 1, 2019. Rajeev also serves as a director of our board. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves on the board of Sofina, an investment holding company listed on the Brussels stock exchange, and the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
102        Brookfield Infrastructure Corporation

Malcolm Cockwell. Malcolm has served as a director of the general partner of the partnership and our company since January 30, 2025. Malcolm is the Chairman of Acadian Timber Corp., one of the largest timberland owners in Eastern Canada and the Northeastern U.S., as well as Haliburton Forest, one of the largest timberland owners and hardwood lumber producers in Ontario. He is a Registered Professional Forester, and holds a PhD in forestry from the University of Toronto. Malcolm also serves as Chair of Forests Canada and as a director of GreenGold Group AB, a Swedish timberland company with holdings across Europe.

Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 250,000 operating employees and approximately 1,400 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 2,684 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	58	35	30	Chief Executive Officer
David Krant	38	17	13	Chief Financial Officer
Ben Vaughan	53	27	24	Chief Operating Officer
Aaron Kline	45	22	16	Managing Partner
Michael Ryan	53	26	15	Managing Director and General Counsel
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
Sam Pollock. Sam is a Managing Partner of BAM and Chief Executive Officer of the Service Providers. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined BN in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as BN’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
David Krant. David was appointed to the role of Chief Financial Officer of the Service Providers, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with our group since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at a global public accounting firm. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Brookfield Infrastructure Corporation     103

Ben Vaughan. Ben is a Managing Partner of BAM and Chief Operating Officer of the Service Providers. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable Group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
Aaron Kline. Aaron is a Managing Partner of BAM and an officer of the Service Providers. Aaron has oversight responsibility for our group’s corporate operations including leading the global tax function. Aaron joined Brookfield in 2009 and has held his current role since 2016. Prior to joining Brookfield, Aaron was with a global public accounting firm. Aaron holds a Bachelor of Business Administration from York University and is a Chartered Professional Accountant.
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
Our Master Services Agreement
Our company, like Brookfield Infrastructure, is externally managed by the Service Providers pursuant to the Master Services Agreement. There was no increase to the base management fee and incentive distribution fees paid by Brookfield Infrastructure to the Service Providers following the completion of the special distribution, though our company is responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of the base management fee. Our company’s proportionate share of the base management fee is calculated on the basis of the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.

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
104        Brookfield Infrastructure Corporation

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
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
Brookfield Infrastructure Corporation     105

•providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.
Notwithstanding the foregoing all investment advisory services (as defined in the Master Services Agreement) must be provided solely to the Holding LP.
The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of each of the Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under the Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure, together with our company, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. We are responsible for paying, or reimbursing Brookfield Infrastructure for, our proportionate share of such fee. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and our exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including our company, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.

The table below sets forth the management fees for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Base management fee	$67	$63	$63
To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions—Other Services” and Item 7.B “Related Party Transactions—Incentive Distributions.”
106        Brookfield Infrastructure Corporation

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
The relevant Service Recipient is required to pay the Service Providers all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Providers for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under the Master Services Agreement.
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
Brookfield Infrastructure Corporation     107

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
108        Brookfield Infrastructure Corporation

6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2024, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The chairperson of the board of directors of the general partner of the partnership was paid an additional amount of $50,000 for serving in this role, making the chairperson’s total remuneration for the 2024 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). The members of the audit committee received an additional $10,000 per year for serving in such positions. The chair of the audit committee received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), making the audit committee chairperson’s total remuneration for the 2024 fiscal year $195,000. In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of the general partner of the partnership, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than the partnership) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and the other Brookfield-managed entity. Directors who are not independent, including due to their employment or relationship with Brookfield, received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2024, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $165,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 2,684 individuals globally. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals are not compensated by our company. Instead, they are compensated by Brookfield.
Brookfield Infrastructure Corporation     109

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
Size, Independence and Composition of the Board of Directors
Our board of directors is currently set at nine directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time-to-time by a resolution of our company’s shareholders and subject to its articles. At least three (3) directors and at least a majority of the directors holding office must be independent of our company and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE. Our board mirrors the board of the general partner of the partnership, except that there is one additional non-overlapping board member who assists us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 6, 2021 and resigned from such board on August 2, 2022.
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
110        Brookfield Infrastructure Corporation

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
•acquisitions by us from, and dispositions by us to, Brookfield;
•approval of the protocol governing the allocation of employees between our company and the Service Providers;
•any other material transaction involving us and Brookfield; and
Brookfield Infrastructure Corporation     111

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
112        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     113

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
6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A “Directors and Senior Management—Our Management.” Our consolidated operating subsidiaries currently employ approximately 2,684 individuals globally.
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY
AWARDED COMPENSATION
Not applicable.
114        Brookfield Infrastructure Corporation

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our exchangeable shares by each person or entity that beneficially own 5% or more of our exchangeable shares as at December 31, 2024. The exchangeable shares held by our principal shareholders do not entitle such shareholders to different voting rights than those of other holders of our exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in our company and holders of the class B shares hold a 75% voting interest in our company. See Item 10.B “Description of Our Share Capital — Exchangeable Shares — Voting” and Item 10.B “Description of Our Share Capital — Class B Shares — Voting”.

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
BN(3)	13,012,789	(3)	9.9%	(3)
FMR LLC(4)	11,790,586	(4)	8.2%	(4)
Blackrock, Inc(5)	8,810,496	(5)	6.7%	(5)

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
(2)The percentages shown are based on 119,039,120 exchangeable shares issued and outstanding as of December 31, 2024. In the case of BN, the percentage includes 13,012,789 class A.2 exchangeable shares beneficially owned by BN.
(3)As reported in BN’s Schedule 13D/A filed on our EDGAR profile at www.sec.gov on December 27, 2024, BN may be deemed to be the beneficial owner of 13,012,789 exchangeable shares. BN, including through its wholly-owned subsidiary, BIPC Holding LP (the “BN Subsidiary”), holds 13,012,789 class A.2 exchangeable shares, which are exchangeable for exchangeable shares on a one for one basis, subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company (the “Ownership Cap”). In addition, BAM Partners Trust (the “BAM Partnership”), may be deemed a beneficial owner of such exchangeable shares. The BAM Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of BN. The BAM Partnership has the ability to appoint on half of the board of directors of BN and approve all other matters requiring shareholder approval of BN with no single individual or entity controlling the BAM Partnership. As such, the BAM Partnership may be deemed to have indirect beneficial ownership of 13,012,789 exchangeable shares. The business address of each of BN, the BAM Partnership and the BN Subsidiary is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3.
(4)Based on the Schedule 13G/A filed with the SEC by FMR LLC on February 12, 2025. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.
(5)Based on the Schedule 13G filed with the SEC by Blackrock, Inc on February 2, 2024. The business address of Blackrock, Inc. is 50 Hudson Yards, New York, New York 10001.
Brookfield Infrastructure holds all of the class B shares, having a 75% voting interest in our company, and which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. Brookfield, directly and indirectly, holds all of the issued and outstanding class A.2 exchangeable shares which are exchangeable for exchangeable shares (subject to the ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC) or units. Together, BN and Brookfield Infrastructure hold an approximate 77% voting interest in our company on a fully exchanged basis (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield are converted into exchangeable shares).

Brookfield Infrastructure Corporation     115

Record Ownership
As of December 31, 2024, 20,426 of our exchangeable shares were held by 339 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2024, DTC was the holder of record of 63,422,206 exchangeable shares.
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
We are an affiliate of Brookfield. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable the partnership and our company to be established as separate entities from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our group’s vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides our group with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as our own, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 23, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.

116        Brookfield Infrastructure Corporation

The Arrangement
On December 24, 2024, we completed the Arrangement pursuant to which (i) holders of BIHC’s exchangeable shares, other than Brookfield, received BIPC’s exchangeable shares in exchange for their exchangeable shares of BIHC on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX.
Relationship Agreement
The partnership, the Holding LP, the Brookfield Infrastructure Holding Entities, the Service Providers and BN have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Our company, being a controlled subsidiary of the partnership, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, BN has agreed that our group serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our group’s strategy and objectives, alongside other Brookfield Accounts, as further described herein. Our group’s acquisition strategy focuses on large scale transactions, for which our group believes there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements our group believes that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our group’s profile. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless our group is given an opportunity to participate.
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
Under the terms of the Relationship Agreement, Brookfield Infrastructure acknowledges and agrees that, subject to providing our group the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our group acknowledges and agrees that some of these entities may have objectives that overlap with our group’s objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for our group, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, our group expects to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business. See “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” below.
Brookfield Infrastructure Corporation     117

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
Pursuant to the Relationship Agreement, BN has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
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
Voting and Veto Agreements
BIHC has entered into one or more voting agreements (“Voting Agreements”) with Brookfield that permits BIHC (or BIHC’s designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain of our operations managed or controlled by Brookfield-related entities.
Pursuant to each Voting Agreement, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreement will be voted in favor of the election of directors or
118        Brookfield Infrastructure Corporation

officers (or their equivalent, if any) approved by BIHC (or BIHC’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of BIHC (or BIHC’s designated affiliates) with respect to the following matters: (i) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (ii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iii) any amendments to the applicable organizational documents, or (iv) any commitment or agreement to do any of the foregoing. For these purposes, BIHC or BIHC’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by BIHC or BIHC’s designated affiliates, as applicable, in their discretion.
Each Voting Agreement terminates (i) at such time that BIHC ceases to own any interest in the relevant entity, (ii) at such time that the general partner (or its successors or permitted assigns) of the partnership involuntarily ceases to be the general partner of the partnership, (iii) at such time that the partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, or (iv) upon 30 days’ notice given by BIHC. In addition, any party to a Voting Agreement is permitted to terminate the Voting Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable regulation and through no fault of its own, continued participation in the Voting Agreement would have a material adverse effect on such party. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.
Pursuant to each Voting Agreement, our group will generally be provided with voting rights over investments in which it participates. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside our group. As a result, our company, and Brookfield in light of Brookfield’s control over our group, will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that it does not hold 100% of the investments.
In addition, BIHC has entered into other voting agreements (“Veto Agreements”) with Brookfield that permit BIHC (or BIHC’s designated affiliates) to have certain veto rights over certain material decisions involving certain of our operations and/or investments managed or controlled by Brookfield-related entities.
Pursuant to each Veto Agreement, Brookfield has agreed that BIHC (or BIHC’s designated affiliates) may veto (i) any action that is reasonably likely to have a material impact on the relevant activities of the subject entity or (ii) any commitment or agreement to do the foregoing. For these purposes, BIHC or BIHC’s designated affiliates, as applicable, may provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by BIHC or BIHC’s designated affiliates, as applicable, in their discretion.
Each Veto Agreement terminates (i) at such time that BIHC ceases to own any interest in the relevant entity or (ii) upon 30 days’ notice given by BIHC or BIHC’s designated affiliates, as applicable. In addition, any party to a Veto Agreement is permitted to terminate the Veto Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable law, rule or regulation and through no fault of its own, continued participation in the Veto Agreement would have a material adverse effect on such party.
Brookfield Infrastructure Corporation     119

Pursuant to each Veto Agreement, our group will generally be provided with veto rights over investments in which it participates. These veto rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside such entities. As a result, our group will account for these investments using the equity method of accounting in our financial statements and for purposes of calculating our group’s assets under management.
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
Rights Agreement
Brookfield entered into a rights agreement (the “Rights Agreement”) with the rights agent pursuant to which Brookfield has agreed that, until March 31, 2025, upon an exchange of exchangeable shares, if our company has not satisfied its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership has not exercised its call right), Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such exchangeable shares for the unit amount or its cash equivalent. Brookfield currently intends to satisfy any exchange requests on the exchangeable shares through the delivery of units rather than cash. The below is a summary of the key terms of the Rights Agreement.
120        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     121

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
122        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     123

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
124        Brookfield Infrastructure Corporation

Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through special general partner units held by Infrastructure Special LP and also owns the general partner of Infrastructure Special LP. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the special general partner units. In consideration for serving as the special general partner of Holding LP, Infrastructure Special LP is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as our exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed specified target levels. To the extent distributions on Holding LP’s units (including securities such as our exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as our exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding Holding LP’s class A preferred units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its special general partner units in additional Redeemable Partnership Units. To the extent that Brookfield Infrastructure or our company pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.
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
Licensing Agreements
Our company is automatically entitled to the benefits of, and certain obligations under, the Licensing Agreement that Brookfield Infrastructure has entered into with Brookfield, by virtue of the fact that our company is a controlled subsidiary of the partnership. Pursuant to the Licensing Agreement, Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada.
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
Brookfield Infrastructure Corporation     125

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
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors, geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our group’s strategy, and the strategy of our investment activities, and of Brookfield Accounts in which our group invests, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which our group invests. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our group, our shareholders and Brookfield Accounts in which our group invests, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be managed or resolved in the most favorable manner to the interests of our group and/or of Brookfield Accounts in which our group invests.
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
126        Brookfield Infrastructure Corporation

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
As described further below under “Management and Resolution of Conflicts”, our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our group’s investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts protocol, certain conflicts of interest do not require the approval of our company’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our company’s independent directors. By acquiring our exchangeable shares, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to our group, Brookfield Accounts in which our group invests or our shareholders or the unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our exchangeable shares and the operation of our company.
As described elsewhere herein, our group pursues investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our group’s investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by our group or indirectly by our group through our investment in one or more Brookfield Accounts. Any references in Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield” and this Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” to “Brookfield” should be understood to include BWS.
Brookfield Infrastructure Corporation     127

Our group will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside our group. As a result, our group will consolidate the underlying assets of such other Brookfield-managed vehicles into our group’s financial records and calculation of its assets under management, despite the fact that our group does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by our group for purposes of completing its own financial records, and will not reimburse our group for the expenses associated with such calculation and preparation. See “Voting and Veto Agreements” above for more information.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for our group and Brookfield Accounts in which our group invests. Certain Brookfield Accounts have (and additional future Brookfield Accounts will, in the future, have) investment mandates that overlap with those of our group and Brookfield Accounts in which our group invests, and will compete with and/or have priority over our group (and Brookfield Accounts in which our group invests) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our group (and/or the Brookfield Accounts in which our group invests) are not expected to be available to our group (and/or the Brookfield Accounts in which our group invests), our group (and/or the Brookfield Accounts in which our group invests) will receive a smaller allocation of such opportunities than would otherwise have been the case, or our group will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our group (and Brookfield Accounts in which our group invests) than otherwise would have been the case.
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
128        Brookfield Infrastructure Corporation

It is expected that our group will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our company’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of our group (or of Brookfield Accounts in which our group invests) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for our group (or a Brookfield Account in which our group invests) and one or more other Brookfield Account(s) may be allocated among our group (or a Brookfield Account in which our group invests) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion, including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment mandate (including investment focus, objectives, strategies, guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance, as each is determined and adjusted from time to time over the lives of our group (or a Brookfield Account in which our group invests) and such other Brookfield Account(s)); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for our group (and such Brookfield Accounts in which our group invests) and such other Brookfield Account(s); (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities; (v) the relative amounts of capital available (or expected to be available) for investment for the periods in which such investment will be consummated; (vi) principles of diversification of investments (including, among others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations); (vii) the expected future capacity of our group (or a Brookfield Account in which our group invests) and such other Brookfield Account(s); (viii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by our group (or a Brookfield Account in which our group invests) and such other Brookfield Account(s); (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure; (x) limitations imposed by investors in one or more Brookfield Accounts in which our group invests (pursuant to consent and/or approval rights or as otherwise agreed to with such investors); (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which our group invests; (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes; (xiii) expected or actual ratings or lack of ratings of the investment opportunity; (xiv) the availability of other appropriate or similar investment opportunities; (xv) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which our group invests) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity; (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result; (xviii) whether the relevant Brookfield Accounts are in liquidation; and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-
Brookfield Infrastructure Corporation     129

specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
The determination of whether an investment is within the scope of the investment mandate of our group (or of a Brookfield Account in which our group invests) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between our group (or a Brookfield Account in which our group invests) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
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
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in
130        Brookfield Infrastructure Corporation

which our group invests) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
Since certain Brookfield Accounts represent Brookfield’s proprietary investments activities, the fact that investment opportunities deemed unsuitable for our group (or a Brookfield Account in which our group invests) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to our group (and/or a Brookfield Account in which our group invests), but will not be required to disclose to our company’s board of directors or our shareholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for our group (or a Brookfield Account in which our group invests). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for our group (or a Brookfield Account in which our group invests), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for our group (or a Brookfield Account in which our group invests) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of our group (or a Brookfield Account in which our group invests). In such cases, subsequent similar investment opportunities could be allocated to our group (or a Brookfield Account in which our group invests), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that our group (and the Brookfield Accounts in which our group invests) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over our group (and the Brookfield Accounts in which our group invests), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to our group, Brookfield Accounts in which our group invests and their respective investments.
Brookfield Infrastructure Corporation     131

In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which our group invests) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which our group invests) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be our group or a Brookfield Account in which our group is invested) because of timing (e.g., too late in the term of the Brookfield Account in which our group is invested or it is otherwise capped from pursuing follow-on investments), portfolio construction, priority, or other considerations, such as lack of required capital. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including our group (or a Brookfield Account in which our group invests)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for our group and Brookfield Accounts in which our group invests may not be available to our group (or a Brookfield Account in which our group invests) in their entirety and/or our group (or a Brookfield Account in which our group invests) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our shareholders or of the independent directors of our company will not be required in connection with such allocation determinations. However, as noted throughout this
132        Brookfield Infrastructure Corporation

Form 20-F, it is a key element of our group’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which our group believes is in the best interests of our group and Brookfield Accounts in which our group invests.
For the avoidance of doubt, any investment opportunity allocated to our group (or a Brookfield Account in which our group invests) may not ultimately be made by our group (or a Brookfield Account in which our group invests), or may be made in an amount that was less than initially allocated to our group (or a Brookfield Account in which our group invests), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, our group (or a Brookfield Account in which our group invests) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, our group (or a Brookfield Account in which our group invests) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse our group (or the applicable Brookfield Account in which our group invests) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which our group invests) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, the independent directors of our company and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our group (or a Brookfield Account in which our group invests). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in
Brookfield Infrastructure Corporation     133

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
•Allocation of Co-Investments. Investing in our group (and our investment in any Brookfield Account) does not entitle any shareholder to co-investment opportunities, and shareholders will not have any right to receive co-investments. Shareholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which our group invests allocates a co-investment opportunity to our group.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by our group (or a Brookfield Account in which our group invests), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount that is appropriate for our group (or a Brookfield Account in which our group invests), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including our group (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for our group (or a Brookfield Account in which our group invests), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to our group (or that Brookfield Account). In connection with each co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by our group (or Brookfield Accounts in
134        Brookfield Infrastructure Corporation

which our group invests). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.
Where Brookfield determines to offer a co-investment opportunity to one or more investors, and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and our group will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield Commitment with respect to such investments. Brookfield may also assign our group’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
Brookfield Infrastructure Corporation     135

In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or the independent directors of our company, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to our group and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our group directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, our group (or a Brookfield Account in which our group invests) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Our group’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which our group invests or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by our group (or a Brookfield Account in which our group invests) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which our group invests) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or as those of the relevant Brookfield Account. For example, investors (including our group) may participate in co-investment opportunities at different times (e.g. our group (or a Brookfield Account in which our group invests) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will also impact returns realized by co-investors. When our group (or a Brookfield Account in which our group invests) holds an investment alongside co-investors, our group (or a Brookfield Account in which our group invests)
136        Brookfield Infrastructure Corporation

may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to our group (or a Brookfield Account in which our group invests). If such a guarantee is required to be funded, our group (or a Brookfield Account in which our group invests) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, our group (or a Brookfield Account in which our group invests) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through our group (or a Brookfield Account in which our group invests).
In the event Brookfield and/or our group participates in co-investment opportunities, Brookfield may determine that it and/or our group (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or our group’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including our group) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including our group or a Brookfield Account in which our group invests), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than our group (or a Brookfield Account in which our group invests), when selecting a potential purchaser of the applicable investment for our group (or a Brookfield Account in which our group invests), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of our group (or a Brookfield Account in which our group invests). Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than our group (or a Brookfield Account in which our group invests) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the
Brookfield Infrastructure Corporation     137

applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to our group (and the Brookfield Accounts in which our group invests) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of our group (and the Brookfield Accounts in which our group invests), such conflicts of interest are nonetheless present.
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
Brookfield will endeavor to allocate such fees, costs and expenses among our group and its co-investors (or a Brookfield Account in which our group invests and its co-investors, including our group) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”), and, in such cases, our group (or a Brookfield Account in which our group invests) is likely to bear fees, costs and expenses attributable to potential co-investors even if our group (or a Brookfield Account in which our group invests) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or a prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro-rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or a prospective co-investor alongside our group) and our group (in its capacity as a co-investor or a prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, our group or another Brookfield Account will fund obligations and/or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by our group, another Brookfield Account (including a Brookfield Account in which our group invests), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which our group invests) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to
138        Brookfield Infrastructure Corporation

facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which our group invests). But for these forms of support, our group or Brookfield Accounts in which our group invests could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits our group (and Brookfield Accounts in which our group invests) overall and improves the attractiveness of our shares through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, our group, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, our group or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity, and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or our group (or a Brookfield Account in which our group invests) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to our group (or a Brookfield Account in which our group invests) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. Brookfield’s and/or our group’s (or a Brookfield Account in which our group invests’) backstopped portion will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, our group (or a Brookfield Account in which our group invests) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and our group (or a Brookfield Account in which our group invests), on the other hand, have backstopped portions of an investment that exceed the amount our group (or a Brookfield Account in which our group invests) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by our group (or a Brookfield Account in which our group invests) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of our group (or a Brookfield Account in which our group invests). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and our group’s (or a Brookfield Account’s in which our group invests) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and our group’s (or a Brookfield Account’s in which our group invests) investment therein, and our group’s (or a
Brookfield Infrastructure Corporation     139

Brookfield Account’s in which our group invests) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent our group (or a Brookfield Account in which our group invests) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, our group’s (or a Brookfield Account’s in which our group invests) investment will be larger than Brookfield originally intended, and larger than it would have been had our group (or a Brookfield Account in which our group invests) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.

In certain situations, our group (or a Brookfield Account in which our group invests) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a Brookfield and/or another Brookfield Account’s backstop arrangement, Brookfield and/or the other Brookfield Account will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of our group (or a Brookfield Account in which our group invests) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of our group (or a Brookfield Account in which our group invests) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which our group invests) and their respective investors). Alternatively, in situations where our group (or a Brookfield Account in which our group invests) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent our group (or a Brookfield Account in which our group invests) later becomes able to use funding from its loan facilities after closing on the investment, our group (or a Brookfield Account in which our group invests) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by our group (or a Brookfield Account in which our group invests) and their investors.

In addition, our group (and Brookfield Accounts in which our group invests) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of
140        Brookfield Infrastructure Corporation

a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co-investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, our group (or a Brookfield Account in which our group invests) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by our group (or a Brookfield Account in which our group invests) and their respective investors). See also “Allocation of Co-Investments” above.

In connection with any such financing, our group (or a Brookfield Account in which our group invests) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by our group (or a Brookfield Account in which our group invests) (at the expense of our group (or such Brookfield Account in which our group invests)) with a bank or other counterparty to enable our group (or a Brookfield Account in which our group invests) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where our group (or a Brookfield Account in which our group invests) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which our group invests) and may result in better terms for such co-investors than our group (or a Brookfield Account in which our group invests) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by our group (or a Brookfield Account in which our group invests). Interest rate hedging transactions entered into by our group (or a Brookfield Account in which our group invests) on behalf of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment
Brookfield Infrastructure Corporation     141

returns resulting from such investment opportunity could materially differ between our group (or a Brookfield Account in which our group invests) and co-investors.

Moreover, our group (or a Brookfield Account in which our group invests) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of our group’s (or a Brookfield Account’s in which our group invests) investment. Even where our group (or a Brookfield Account in which our group invests) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and our group (or a Brookfield Account in which our group invests) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by our group (or a Brookfield Account in which our group invests) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Our group (or a Brookfield Account in which our group invests) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.

Similarly, if an investment depreciates during the period when our group (or a Brookfield Account in which our group invests) holds it, co-investors may negotiate a lower price and our group (or a Brookfield Account in which our group invests) may take a loss on the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when our group (or a Brookfield Account in which our group invests) holds it, our group (or a Brookfield Account in which our group invests) may be unable to syndicate or sell such investment above its acquisition cost and our group (or a Brookfield Account in which our group invests) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, our group (or a Brookfield Account in which our group invests) may nonetheless sell the investment to co-investors on the terms negotiated by (and agreed to with) such co-investors at the relevant time in the event that Brookfield determines it is in the best interest of our group (or a Brookfield Account in which our group invests), for example out of a desire to reduce our group’s (or a Brookfield Account’s in which our group invests) exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Walled-Off Businesses (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by our group and Brookfield Accounts in which our group invests, including certain investments that may represent appropriate investment opportunities for our group and Brookfield Accounts in which our group invests.
These Brookfield Client Relationships may compete with our group (or a Brookfield Account in which our group invests) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which our group invests. In determining whether to pursue a particular opportunity on behalf of our group (or a Brookfield Account in which our group invests), our company’s board of directors will consider these relationships and there may be certain potential opportunities that are not
142        Brookfield Infrastructure Corporation

pursued on behalf of our group (or a Brookfield Account in which our group invests) in view of such relationships. In addition, our group (or a Brookfield Account in which our group invests) could invest with or alongside (or enter into joint ventures or other similar arrangements with) Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the partnership’s general partner or our company’s board of directors with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Our group, Brookfield Accounts in which our group invests and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and our group and/or Brookfield Accounts in which our group invests, on the other hand, could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by our group or a Brookfield Account in which our group invests for tenants, market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may, but will not be obligated to, take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of our group’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and our group and/or the Brookfield Accounts in which our group invests, on the other hand, in each case with support of separate legal counsel and other advisers.
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
Brookfield Infrastructure Corporation     143

Such Non-Controlled Affiliates are likely to have investment objectives which overlap with the investment objectives of our group or Brookfield Accounts in which our group invests and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for our group or Brookfield Accounts in which our group invests but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.

CONFLICTS RELATING TO INVESTMENTS

As noted throughout this Form 20-F, our group is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including our group and Brookfield Accounts in which our group invests. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
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
In making certain decisions with regard to our investments or those of Brookfield Accounts in which our group is invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of our group (and/or Brookfield Accounts in which our group is invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from our group and/or Brookfield Accounts in which our group is invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which our group is invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in our group and/or Brookfield Accounts in which our group is invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for our group, each Brookfield Account in which our group is invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s
144        Brookfield Infrastructure Corporation

investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of our group and/or Brookfield Accounts in which our group is invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect our group (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which our group (or a Brookfield Account in which our group invests) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our group (or a Brookfield Account in which our group invests), and we (or a Brookfield Account in which our group invests) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the partnership’s general partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the partnership’s general partner and Brookfield. Different portfolio management teams within the partnership’s general partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to our group (or a Brookfield Account in which our group invests). Such teams might not share information with the portfolio management team of our group (or a Brookfield Account in which our group invests), including as a result of certain information barriers. See “Data and Information Sharing” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of our group (or a Brookfield Account in which our group invests) to transact with Brookfield affiliates. As a result, our group (and Brookfield Accounts in which our group invests) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of our group (or a Brookfield Account in which our group invests), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to our group (or a Brookfield Account in which our group invests).
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
Brookfield Infrastructure Corporation     145

under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which our group invests, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which our group invests and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which our group invests for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which our group invests, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which our group invests for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
146        Brookfield Infrastructure Corporation

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Walled-Off Businesses) and their accounts, and Brookfield Accounts (including our group) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our group and/or Brookfield Accounts that our group is invested in, restrictions on transactions by our group and/or Brookfield Accounts that our group is invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our group and/or Brookfield Accounts that our group is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and/or Brookfield Accounts that our group is invested in.
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
Brookfield Infrastructure Corporation     147

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
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including our group and the Brookfield Accounts in which our group invests) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, our group, Brookfield Accounts in which our group invests, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including our group and the Brookfield Accounts in which our group invests), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including our group, Brookfield Accounts in which our group invests, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our group, Brookfield Accounts in which our group is invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of our group and/or Brookfield Accounts in which our group invests (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of our group or Brookfield Accounts in which our group invests in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by, the Brookfield Accounts (including our group and/or Brookfield Accounts in which we are invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their
148        Brookfield Infrastructure Corporation

investors, and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with our group, Brookfield Accounts in which our group invests or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for our group and Brookfield Accounts in which our group invests that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in our group or the Brookfield Accounts in which our group invests having reduced investment opportunities or investment flexibility, or otherwise restrict our group, the Brookfield Accounts in which our group invests or Brookfield in its management and investment activities with respect to such information, such as the ability of our group, the Brookfield Accounts in which our group invests or a portfolio company to make certain investments.
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
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including our group and/or Brookfield Accounts in which our group invests or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group, any Brookfield Account in which our group invests or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
Brookfield Infrastructure Corporation     149

•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of our group or the Brookfield Accounts in which our group invests, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which our group invests. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which our group invests.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a
150        Brookfield Infrastructure Corporation

Brookfield Account in which our group invests) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which our group invests), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which our group invests) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which our group invests) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which our group invests) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which our group invests) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which our group invests)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which our group invests) is invested, which will result in a benefit to our group (or a Brookfield Account in which our group invests). In situations where the activities of our group (or a Brookfield Account in which our group invests) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which our group invests). See “Investments with Related Parties” below.
Additionally, there may be instances where our group (or a Brookfield Account in which our group invests) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including our group or a Brookfield Account in which our group invests) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact our group’s (or of a Brookfield Account in which our group invests’) investment opportunities. In cases where our group (or a Brookfield Account in which our group invests) or one of its investments has entered into such a restriction, our group (or a Brookfield Account in which our group invests) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our shareholders or our board of directors in these situations.
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
Brookfield Infrastructure Corporation     151

tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our group, Brookfield Accounts in which our group is invested and/or one of our group’s (direct or indirect) investments, such as seeking to increase their market share to our group’s detriment, withdrawing business from our group’s investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our group’s (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our group, Brookfield Accounts in which our group is invested or our group’s (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of our group (or a Brookfield Account in which our group invests) and, therefore, our group, or a Brookfield Account in which our group invests, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for our group (or a Brookfield Account in which our group invests) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with our group (or a Brookfield Account in which our group invests); (b) in their discretion, invest alongside our group (or a Brookfield Account in which our group invests) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which our group invests); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that our group (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, our group (or a Brookfield Account in which our group invests) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of our group (or a Brookfield Account in which our group invests)) and equity securities (either common or preferred). It is possible that our group (or a Brookfield Account in which our group invests) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or
152        Brookfield Infrastructure Corporation

bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of our group (or a Brookfield Account in which our group invests) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of our group (or a Brookfield Account in which our group invests). Alternatively, our group (or a Brookfield Account in which our group invests) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Our group (or a Brookfield Account in which our group invests) may, or may not, be successful in managing it out of such distress. Alternatively, our group (or a Brookfield Account in which our group invests) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to our group’s (or a Brookfield Account’s in which our group invests), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and our group (or a Brookfield Account in which our group invests) will be more pronounced where the asset is near default on existing loans and our group (or a Brookfield Account in which our group invests) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because our group (or a Brookfield Account in which our group invests) is out of available commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of our group (or a Brookfield Account in which our group invests). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which our group invests) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which our group invests) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which our group invests) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which our group invests), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield
Brookfield Infrastructure Corporation     153

Account in which our group invests), which could have an adverse effect on the value and/or liquidity of the investment of our group (or a Brookfield Account in which our group invests). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which our group invests) invests alongside another Brookfield Account, our group (or a Brookfield Account in which our group invests) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.
Moreover, from time to time, our group, a Brookfield Account in which our group is invested and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their relevant investment mandates. In addition, as noted above, certain investments by our group (or Brookfield Accounts in which our group invests) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which our group is invested) would have paid if the transaction had involved the acquisition only of the assets our group (or the Brookfield Account in which our group is invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, our group (or a Brookfield Account in which our group is invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of our group (or a Brookfield Account in which our group is invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of our group (or a Brookfield Account in which our group is invested) and each participating Brookfield Account to do so and/or because it believes our group (or a Brookfield Account in which our group is invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among our group (or a Brookfield Account in which our group is invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among our group (or a Brookfield Account in which our group is invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the shareholders. Furthermore, from time to time, our group, a Brookfield Account in which our group is invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, our group (or a Brookfield Account
154        Brookfield Infrastructure Corporation

in which our group is invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our group (or a Brookfield Account in which our group is invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our group (or a Brookfield Account in which our group is invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by our group, a Brookfield Account in which our group is invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our group, the Brookfield Account in which our group is invested and/or the applicable portfolio company. In this situation, our group’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of our group, the Brookfield Account in which our group is invested, our portfolio companies or the unitholders, which may materially and adversely affect our group, the Brookfield Account in which our group is invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by our group or a Brookfield Account in which our group is invested at a loss, including loss of the entire investment.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our group and/or the Brookfield Account in which our group is invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). Where certain Brookfield Accounts and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
As noted above, from time to time our group and/or a Brookfield Account in which our group is invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or
Brookfield Infrastructure Corporation     155

asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of our group or a Brookfield Account in which our group is invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of our group and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including our group and/or the Brookfield Account in which our group is invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and our group and/or the Brookfield Account in which our group is invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which our group and/or a Brookfield Account in which our group is invested has a position. Our group and/or a Brookfield Account in which our group is invested could be negatively affected by these activities, and transactions on behalf of our group and/or a Brookfield Account in which our group is invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by our group or Brookfield Accounts in which our group invests.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, our group and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, our group and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, our group, a Brookfield Account in which our group is invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring
156        Brookfield Infrastructure Corporation

the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of our board and the board of the partnership’s general partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our group (or a Brookfield Account in which our group is invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, our group, a Brookfield Account in which our group is invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our group (or a Brookfield Account in which our group is invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our group and any Brookfield Account in which our group is invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our group (or a Brookfield Account in which our group is invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which our group (or a Brookfield Account in which our group is invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to our group (or a Brookfield Account in which our group is invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control our group (or a Brookfield Account in which our group is invested).
From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which our group is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including our group’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including our group) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than
Brookfield Infrastructure Corporation     157

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
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which our group invests generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which our group invests, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.
158        Brookfield Infrastructure Corporation

The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which our group invests). The governing documents of the Brookfield Accounts in which our group invests generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single Investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.
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
In addition, from time to time an asset or security held by a Brookfield Account in which our group invests will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which our group invests generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which our group invests holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which our group invests also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).
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
Brookfield Infrastructure Corporation     159

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (d) transact with Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
BWS is a paired entity to BN. BWS’ exchangeable shares are exchangeable into shares of BN on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of BN Class A Shares. BN is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations,
160        Brookfield Infrastructure Corporation

particularly where their interests could conflict with those of other Brookfield Accounts (including our group (or a Brookfield Account in which our group is invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and/or (h) execute other transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including our group (and the Brookfield Accounts in which our group is invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.
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
The BCS Business is conducted via subsidiaries of BWS, which is economically linked to BN. The BCS Business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating,
Brookfield Infrastructure Corporation     161

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
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at
162        Brookfield Infrastructure Corporation

the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor)).
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
A framework for the provision of services by the BCS Business to our group, a Brookfield Account in which our group invests or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of our company, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of our company will not be subject to review by or consent of the independent directors of our company, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to our group or a Brookfield Account in which our group invests (or its portfolio investments) are applied to reduce management fees owed to Brookfield from our group or such Brookfield Account in which our group invests. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with our group or the Brookfield Accounts in which our group invests).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including our group and Brookfield Account in which our group invests) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Brookfield Infrastructure Corporation     163

Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including our group or Brookfield Accounts in which our group invests, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) or their respective portfolio investments of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) and/or investment by Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
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
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of
164        Brookfield Infrastructure Corporation

Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of our group or a Brookfield Account in which our group is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest investor in our group and is entitled to receive management fees and other compensation from our company. As a result, Brookfield will take its interests into account structuring our group’s and Brookfield Accounts’ investments and other operations, while also taking into account the interests of our group or the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which our group invests, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which our group invests that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which our group invests, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including our group, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by our group, the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such investors and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
Brookfield Infrastructure Corporation     165

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which our group invests will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which our group invests) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which our group invests) that would otherwise be within the investment objective of the Brookfield Account if the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including our group (and Brookfield Accounts in which our group invests)), including in respect of tax benefits. Any purchase or sale of tax benefits by our group (or Brookfield Accounts in which our group invests) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of our company’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or Walled-Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from our group or a Brookfield Account in which our group is invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where our group or a Brookfield Account in which our group is invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to our group or the Brookfield Account in which our group is invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
166        Brookfield Infrastructure Corporation

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to our group or the Brookfield Account in which our group is invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for our group or the Brookfield Account in which our group is invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of our group or the Brookfield Account in which our group is invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the our company’s independent directors or investors in the Brookfield Account in which our group is invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of our group or the Brookfield Account in which our group is invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for our group or the Brookfield Account in which our group is invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause our group or a Brookfield Account in which our group is invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that our group or the Brookfield Account in which our group is invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by our group or the shareholders of our company.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these
Brookfield Infrastructure Corporation     167

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
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for our group and Brookfield Accounts in which our group is invested. To reduce the possibility of (a) potential conflicts between our group’s investment activities and those of Brookfield Personnel, and (b) our group’s investment activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our group’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including our group and Brookfield Accounts that our group invests in) have invested in, are investing in and/or will in the future invest in, including in certain cases investments made alongside our group and Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of our group (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts, including our group and Brookfield Accounts that we invest in, are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Businesses Subject to Information Walls. BN holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) BAM; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e)
168        Brookfield Infrastructure Corporation

17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove; (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”), a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than BAM (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
It is expected that Brookfield Accounts and their portfolio companies (including our group, the Brookfield Accounts in which our group invests and their respective portfolio companies) will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand.
For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, our group, the Brookfield Accounts in which our group invests or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with disclosures set out herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group and the Brookfield Accounts in which our group invests (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group (and the Brookfield Accounts in which our group invests) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for our group (and the Brookfield Accounts in which our group invests), but which are not made available to our group (and the Brookfield Accounts in which our group invests). Our group (and the Brookfield Accounts in which our group invests), on the one
Brookfield Infrastructure Corporation     169

hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (and the Brookfield Accounts’ in which our group invests) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group (and the Brookfield Accounts in which our group invests) with Brookfield, and Brookfield and our group (and the Brookfield Accounts in which our group invests) will have no rights with respect to any such opportunities.
In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our group (and the Brookfield Accounts in which our group invests).
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for our group (and the Brookfield Accounts in which our group invests) without the consent of our group (and the Brookfield Accounts in which our group invests) or Brookfield. From time to time, our group (and the Brookfield Accounts in which our group invests), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which our group invests), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which our group invests) including in different parts of the capital structure. For example, our group (and the Brookfield Accounts in which our group invests) may hold the equity of a portfolio company of a Walled-Off Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of our group (and the Brookfield Accounts in which our group invests). Conversely, our group (and the Brookfield Accounts in which our group invests) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of our group (and the Brookfield Accounts in which our group invests) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group (and the Brookfield Accounts in which our group invests)), which could adversely impact the (direct and/or indirect) interests of our group (and the Brookfield Accounts in which our group invests). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group (and the Brookfield Accounts in which our group invests), and are expected to hold interests that potentially are adverse to those held by our group (and the Brookfield Accounts in which our group invests) (directly or indirectly). Our group (and the Brookfield Accounts in which our group invests), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain
170        Brookfield Infrastructure Corporation

cases have divergent interests, including the possibility that the interests of our group (and the Brookfield Accounts in which our group invests) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of our group (and the Brookfield Accounts in which our group invests) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of our group (and the Brookfield Accounts in which our group invests) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to our group (and the Brookfield Accounts in which our group invests) or the investors, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on our group (and the Brookfield Accounts in which our group invests), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of our group (and the Brookfield Accounts in which our group invests). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, or negatively impact Brookfield’s ability to provide investment management services to our group (and the Brookfield Accounts in which our group invests), all of which could result in negative financial impact to the investments of our group (and the Brookfield Accounts in which our group invests).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including our group (and the Brookfield Accounts in which our group invests)) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Our group (and the Brookfield Accounts in which our group invests) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our group (and the Brookfield Accounts in which our group invests).
Portfolio companies in which our group (and the Brookfield Accounts in which our group invests) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally,
Brookfield Infrastructure Corporation     171

Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to our group (and the Brookfield Accounts in which our group invests) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by our group (and the Brookfield Accounts in which our group invests). The AIFM may provide such services at different rates than those charged to our group (and the Brookfield Accounts in which our group invests) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to our group (and the Brookfield Accounts in which our group invests) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (and the Brookfield Accounts in which our group invests) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreements and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to our group (and the Brookfield Accounts in which our group invests). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to our group (and the Brookfield Accounts in which our group invests), and the rates charged to a Walled-Off Business may be less than the rates charged to our group (and the Brookfield Accounts in which our group invests).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future, and additional conflicts not yet known by Brookfield, Oaktree or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of our group (and the Brookfield Accounts in which our group invests). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with applicable law and the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation) to cause our group (or a Brookfield Account in which our group invests) to acquire or dispose of investments in cross trades between our group (or a Brookfield Account in which our group invests) and other Brookfield Accounts or effect principal transactions where Brookfield causes our group (or a Brookfield Account in which our group invests) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where our group engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, our group. Our company’s independent directors have generally approved cross trades between our group and other Brookfield Accounts provided they are executed in accordance with parameters described in this annual report on Form 20-F. Principal trades between our group and Brookfield
172        Brookfield Infrastructure Corporation

Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which our group invests) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Accounts in which our group invests. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for our group (or a Brookfield Account in which our group invests). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding our group (or a Brookfield Account in which our group invests) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to our group (or a Brookfield Account in which our group invests) as a party to any such transaction. By virtue of its investment, a shareholder consents to our group (or a Brookfield Account in which our group invests) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which our group invests), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of our group (or a Brookfield Accounts in which our group invests) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our independent directors or any other consent. See “Affiliate Services and Transactions” and “Transactions with Portfolio Companies” below.
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
Brookfield Infrastructure Corporation     173

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
Amounts our group lends to or borrows from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties. Each of Brookfield and our group must ensure that there is sufficient liquidity available to cover the amount of any deposits from the other in the event they are called for repayment.
Conflicts of interest arising for Brookfield under this arrangement have been approved by our company’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
In addition, from time to time, our group may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which our group invests (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with our group on the terms described below or otherwise approved by our company’s independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by our group under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2024, our net deposit from such Depositing Parties was approximately $657 million and our group incurred interest expenses relating to such arrangements of approximately $6 million for the year ended December 31, 2024. Our group must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
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
174        Brookfield Infrastructure Corporation

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
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our company’s status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our group (or a Brookfield Account in which our group is invested). Brookfield will likely make decisions on behalf of our group (or a Brookfield Account in which our group is invested) for reputational reasons that may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of our group (or a Brookfield Account in which our group is invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our group (or a Brookfield Account in which our group is invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our group (or a Brookfield Account in which our group is invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact
Brookfield Infrastructure Corporation     175

when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in our group (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of our group (or a Brookfield Account in which our group invests), notwithstanding any adverse sustainability impact on the investments of our group (or a Brookfield Account in which our group invests).
•Warehoused Investments and Initial Investments. Brookfield (or our group) could purchase one or more warehoused investments on behalf of a Brookfield Account in which our group invests. Brookfield or our group, as applicable, will transfer each such warehoused investment to a Brookfield Account in which our group invests at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing), taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or our group for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or our group, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or our group, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or our group, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or our group and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which our group invests may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility.
Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which our group invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which our group invests or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which our group invests in respect of the Brookfield commitment (which may be satisfied by our group) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which our group invests; provided, however, that if
176        Brookfield Infrastructure Corporation

upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which our group invests will be responsible for payments of any interest thereon. In the event a Brookfield Account in which our group invests is unable to purchase a warehoused investment from Brookfield or our group, or Brookfield or our group is unable to sell a warehoused investment to a Brookfield Account in which our group invests for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or our group will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
Certain conflicts of interest are inherent in the foregoing transactions between Brookfield, or our group, and Brookfield Accounts in which our group invests, including in respect of the terms of the agreement between Brookfield or our group, as applicable, and the Brookfield Account in which our group invests regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or our group acquires a warehoused investment for a Brookfield Account in which our group invests, the Brookfield Account in which our group invests will generally be obligated to purchase such warehoused investment from Brookfield or our group regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or our group. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which our group invests will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which our group invests will acquire the warehoused investments through privately negotiated transactions with Brookfield or our group, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which our group invests may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of our group (or a Brookfield Account in which our group invests).
In connection with the warehoused investments, Brookfield Accounts in which our group invests will be indemnified by Brookfield or our group, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which our group invests is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which our group invests are subject to the risk that Brookfield or our group may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which our group invests are reliant on Brookfield and therefore Brookfield Accounts in which our group invests may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
Brookfield Infrastructure Corporation     177

•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of our group and the Brookfield Accounts in which our group invests to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of our group and the Brookfield Accounts in which our group invests to buy and sell securities related to those issuers.
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of our group or the Brookfield Accounts in which our group invests) and it is anticipated that, from time to time, our group and Brookfield Accounts in which our group invests will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which our group invests.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including our group or Brookfield Accounts in which our group invests) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of our group or the Brookfield Accounts in which our group invests. In addition, Brookfield may restrict investment decisions and activities on behalf of our group or certain, but not all, Brookfield Accounts in which our group invests (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or
178        Brookfield Infrastructure Corporation

management of our group, Brookfield Accounts in which our group invests, and/or their investments, potential investments and/or investment entities that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which our group invests) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions, financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of our group (or of Brookfield Accounts in which our group invests) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development), market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance
Brookfield Infrastructure Corporation     179

related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of our group, Brookfield Accounts in which our group invests, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group (or Brookfield Accounts in which our group invests). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, our group, and Brookfield Accounts in which our group invests, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to our group (or a Brookfield Account in which our group invests) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which our group invests) and/or our shareholders or the unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which our group invests), and are expected to be substantial.
The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to our group (or a Brookfield Account in which we are invested). Furthermore, providing services or products to our group (or a Brookfield Account in which our group invests) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which our group is invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which our group invests (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this annual report on Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield
180        Brookfield Infrastructure Corporation

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
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which our group invests in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider’s fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which our group is invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of our group (or a Brookfield Account in which our group invests) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v)
Brookfield Infrastructure Corporation     181

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
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which our group invests) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to our group’s (or a Brookfield Account’s in which our group is invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, our group (or a Brookfield Account in which our group invests) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) our group (or a Brookfield Account in which our group invests) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than
182        Brookfield Infrastructure Corporation

the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
From time to time, Brookfield will terminate Affiliated Services arrangements entered into between our group (or a Brookfield Account in which our group invests) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of our group (or a Brookfield Account in which our group invests) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that our group (or a Brookfield Account in which our group invests) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of our group (or a Brookfield Account in which our group invests) and portfolio companies of another Brookfield Account, Walled-Off Businesses, Walled-Off Business Accounts and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to our group (or a Brookfield Account in which our group is invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to our group (and Brookfield Accounts in which our group invests) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to our group (and Brookfield Accounts in which our group invests) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among our group (or Brookfield Accounts in which our group invests) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage our group to provide
Brookfield Infrastructure Corporation     183

services to other Brookfield Accounts in which our group invests, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that our group would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which our group invests, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by our group (or a Brookfield Account in which our group invests), their investments or potential investments and/or other Brookfield Accounts (including Brookfield), and to allocate such costs and expenses among our group or a Brookfield Account in which our group invests, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including our group (and Brookfield Accounts in which our group invests) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Insurance” and “Internal Audit” subsections in the Potential Conflicts of Interest section of this annual report on Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including our group (and Brookfield Accounts in which our group invests) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its
184        Brookfield Infrastructure Corporation

determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that our group (or a Brookfield Account in which our group invests) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to our group (or a Brookfield Account in which our group invests) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to our group (or a Brookfield Account in which our group invests) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by our group (or a Brookfield Account in which our group invests) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from our group or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
Costs and expenses that are suitable for only our group (or a Brookfield Account in which our group invests) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which our group invests) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which our group invests) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which our group invests) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which our group invests) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which our group invests) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which our group invests) and/or was addressed prior to the launch of Brookfield Accounts in which our group invests, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which our group invests) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which our group invests) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which our group invests could therefore be allocated to a Brookfield Account in which our group invests even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which our group invests. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which our group invests or a third party could be allocated to a
Brookfield Infrastructure Corporation     185

Brookfield Account in which our group invests to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which our group invests, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of our group (or a Brookfield Account in which our group invests) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of our group (or a Brookfield Account in which our group invests) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.
Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our group (or a Brookfield Account in which our group invests), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to our group (or a Brookfield Account in which our group invests) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in our group (or a Brookfield Account in which our group invests) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in our group (or a Brookfield Account in which our group invests) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs
186        Brookfield Infrastructure Corporation

and expenses to be incurred by our group (and Brookfield Accounts in which our group invests). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which our group invests) (or among our group (and/or Brookfield Accounts in which our group invests) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which our group invests will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which our group invests will be treated as operating expenses.
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including our group and/or Brookfield Accounts in which our group invests) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to our group, Brookfield Accounts in which our group invests, investors and/or investments) even though the cost of the underlying service is borne by our group, Brookfield Accounts in which our group invests and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while our group, the Brookfield Accounts in which our group invests and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including our group, Brookfield Accounts in which our group invests, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an
Brookfield Infrastructure Corporation     187

investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including our group or Brookfield Accounts in which our group invests), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Resolution of Conflicts Generally” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our group (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which our group is invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of our group or other Brookfield Account (including Brookfield Accounts in which our group invests). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or
188        Brookfield Infrastructure Corporation

compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Walled-Off Business Accounts) enhances our group’s capabilities (and the capabilities of Brookfield Accounts in which our group is invested) and is an integral part of our group’s (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and our group’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if our group (or a Brookfield Account) has a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which our group is invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our group, Brookfield Accounts in which our group is invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts have invested and continue to invest, directly or through Pinegrove, in emerging technology
Brookfield Infrastructure Corporation     189

companies that develop and offer technology products that are expected to be of relevance to our group, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our group, Brookfield Accounts in which our group is invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our group, Brookfield Accounts in which our group is invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our group or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to our group or our group’s shareholders.
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
190        Brookfield Infrastructure Corporation

as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to our group, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) our group, Brookfield Accounts in which our group invests and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
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
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-term incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected
Brookfield Infrastructure Corporation     191

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
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by our group and Brookfield Accounts in which our group invests. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by our group or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by our group, the Brookfield Accounts in which our group invests and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result our group, Brookfield Accounts in which our group invests and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of our group or a Brookfield Account in which our group invests (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our company’s independent directors in the Conflicts Protocols, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
192        Brookfield Infrastructure Corporation

Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our group’s and the Brookfield Accounts in which our group invests’ access to Brookfield’s broader asset management platform enhances our group’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our group’s and such Brookfield Accounts’ operations and will provide benefits to our group, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
•Protective Loans. Brookfield may loan capital to our group or a Brookfield Account in which our group invests in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which our group invests, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause our group and/or the Brookfield Account in which our group invests to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including our group) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to our group, Brookfield Accounts in which our group invests, or an investment.
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
Brookfield Infrastructure Corporation     193

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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our group, Brookfield Accounts in which our group is invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our group, Brookfield Accounts in which our group is invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to our group (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, our group or a Brookfield Account in which our group is invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our group and/or a Brookfield Account in which our group is invested to Consultants without charge, and any costs associated with such support may be borne by our group and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our group or Brookfield Accounts in which our group is invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in our group (or a Brookfield Account in which our group invests), or in a vehicle controlled by our group (or a Brookfield Account in which our group invests), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business
194        Brookfield Infrastructure Corporation

activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocates to our group, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by shareholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of our group’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise) and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside our group (or a Brookfield Account in which our group invests), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to our group (or a Brookfield Account in which our group invests) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interest in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside our group (or a Brookfield Account in which our group invests).
•Travel Expenses. Our group will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which our group is invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which our group is invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which our group invests will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be
Brookfield Infrastructure Corporation     195

encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, and (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
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
Brookfield Accounts (including our group, Brookfield Accounts in which our group invests, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider
196        Brookfield Infrastructure Corporation

after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies or parties that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our group) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our group) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
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
•Investment Platforms. Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by our group (or Brookfield Accounts in which our group is invested) other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which our group invests) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom our group (or Brookfield Accounts in which our group invests) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which our group invests) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which our group invests). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including
Brookfield Infrastructure Corporation     197

investments in which our group (or Brookfield Accounts in which our group invests) participates or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside our group (or a Brookfield Account in which our group invests).
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
Our group (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of our group (and Brookfield Accounts in which our group invests), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with our group (or Brookfield Accounts in which our group invests) and/or our shareholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by our group (or Brookfield Accounts in which our group invests), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by our group (or a Brookfield Account in which our group is invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Our group (or Brookfield Accounts in which our group invests), its Investment Platforms, investments and/or shareholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of our group (and of Brookfield Accounts in which our group invests) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to our group and the Brookfield Accounts in which our group invests as reported to investors from time to time are
198        Brookfield Infrastructure Corporation

based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which our group invests utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which our group invests incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which our group invests not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
Subject to any limitations set forth in the governing documents of our group or the Brookfield Accounts in which our group invests, Brookfield maintains substantial flexibility in choosing when and how our group and Brookfield Accounts in which our group invests utilize borrowings under loan facilities. Brookfield may adopt from time to time policies or guidelines relating to the use of such loan facilities. Such policies could include using the loan facilities to systematically defer calling capital from investors. In addition to using such facilities to defer capital calls, Brookfield can, subject to the terms of the relevant Brookfield Account’s governing documents, elect to use long-term financing for Brookfield Accounts in certain circumstances, including: (i) to make certain investments that Brookfield determines to hold on the loan facility for an extended time, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees and operating expenses otherwise payable by investors, (iv) to bridge a potential co-investment or a follow-on investment related to an existing co-investment, and (v) when Brookfield otherwise determines that it is in the best interests of our group or the Brookfield Accounts in which our group invests.
Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which our group invests) even though such investors do not provide the same level of credit support for such borrowing as other investors. This occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.
In addition, our group and/or Brookfield Accounts in which our group invests may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our
Brookfield Infrastructure Corporation     199

group and/or Brookfield Accounts in which our group invests. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account in which our group invests will be contractually obligated to satisfy its share even if our group or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account in which our group invests may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace our group or another Brookfield Account as the guarantor.
•Recourse to Our Group and Other Brookfield Accounts’ Assets. The assets of our group (and, in the case of Brookfield Accounts in which our group invests, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of our group (and, in the case of Brookfield Accounts in which our group invests, of such Brookfield Accounts), for any proper purpose relating to the activities of our group (and, in the case of Brookfield Accounts in which our group invests, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If our group (or, in the case of a Brookfield Account in which our group invests, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to our group’s (or, in the case of a Brookfield Account in which our group invests, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments our group makes in other Brookfield Accounts, investors in such accounts (including our group) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of our group (and, in the case of Brookfield Accounts in which our group invests, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, our group and the Brookfield Accounts in which our group invests will at times (where Brookfield deems appropriate and subject to the governing documents of our group or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, our group and/or the Brookfield Accounts in which our group invests will bear a disproportionate amount of the
200        Brookfield Infrastructure Corporation

liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing our group and Brookfield Accounts that we invest in, as well as employees of portfolio companies that our group and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to our group or Brookfield Accounts in which our group invests. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to our group and Brookfield Accounts in which our group invests. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to our group and Brookfield Accounts in which our group invests, or where there are differences in proprietary investments in certain Brookfield Accounts relative to our group and Brookfield Accounts in which our group invests.
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
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with IFRS Accounting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of our group and/or the Brookfield Accounts in which our group invests. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of our group and the Brookfield Accounts in which our group invests, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such
Brookfield Infrastructure Corporation     201

investments will be determined by Brookfield in accordance with the governing documents of our group and the Brookfield Accounts in which our group invests and as set forth above. Under the terms of the governing documents of our group and the Brookfield Accounts in which our group invests, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, our group and the Brookfield Accounts in which our group invests may rely on the valuations or valuation information provided by, or determined in consultation with, the partnership’s general partner, relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from our group and the Brookfield Accounts in which our group invests, the amount of management fees that Brookfield collects from our group and the Brookfield Accounts in which our group invests, the decision of potential investors to subscribe for units in our group or interests in the Brookfield Accounts in which our group invests, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which our group will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our group) from time to time engage in transactions with prospective and actual investors in our group and other Brookfield Accounts, that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our group or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to our group (or a Brookfield Account in which our group invests), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused our group and Brookfield Accounts in which our group invests to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of our group, Brookfield Accounts in which our group invests, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of our group and the relevant Brookfield Accounts in which our group invests, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including our group and the Brookfield Accounts in which our group invests) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration and provision of insurance coverage in connection with all or part of their insurance coverage and our group (or a Brookfield Account in which our group invests) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with
202        Brookfield Infrastructure Corporation

Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of our group (or a Brookfield Account in which our group invests) (including policies covering our group, Brookfield Accounts in which our group invests, Brookfield and other Brookfield Accounts) may provide coverage for situations where our group (or a Brookfield Account in which our group invests) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of our group (or a Brookfield Account in which our group invests) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, our group (and Brookfield Accounts in which our group invests) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives rise to conflicts in determining the proper allocation of the costs of such policies.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and assets held directly or indirectly by Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for our group, a Brookfield Accounts in which our group invests and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of
Brookfield Infrastructure Corporation     203

coverage. Should an asset held by our group (or a Brookfield Account in which our group invests) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which our group invests) generally will not be reimbursed for the premium related to the period of coverage post-sale.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to our group (or a Brookfield Account in which our group invests) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to our group (or a Brookfield Account in which our group invests) or their investments. The amount of any such insurance-related fees and expenses allocated to our group (or a Brookfield Account in which our group invests) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including our group (or a Brookfield Account in which our group invests). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to our group and Brookfield Accounts that our group invests in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, our group (and/or Brookfield Accounts in which our group invests) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our group (or Brookfield Accounts in which our group invests) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and our group (or a Brookfield Account in which our group invests) experiences an insurable loss after such event, our group’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or our group (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could
204        Brookfield Infrastructure Corporation

also make it less likely that Brookfield will make a claim against such policy on behalf of our group (or a Brookfield Account in which our group invests).
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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which our group
Brookfield Infrastructure Corporation     205

invests, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which our group invests), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of our group and of Brookfield Accounts in which our group invests) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including our group and/or Brookfield Accounts in which our group invests), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by BAM and BN owns approximately 73% of the class A limited voting shares of BAM. BN is listed on the NYSE and TSX under the ticker “BN” and BAM is listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. (now BN) have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of BN and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of BN and of the Asset Management Business), BN will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, BN will receive
206        Brookfield Infrastructure Corporation

certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from BN for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. (now BN) or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). While it is intended that the asset management employees and senior level executives formerly employed by BN who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at BN. In addition, while the Transaction was not intended to have adverse consequences on any investor in any Brookfield Account (including our group and any Brookfield Account in which our group invests), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of BAM.
OTHER CONFLICTS
•Internal Audit. BN, BAM and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, our group (and Brookfield Accounts in which our group invests) and portfolio companies of our group (and Brookfield Accounts in which our group invests) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to our group (and Brookfield Accounts in which our group invests) based on a blended rate of the personnel involved in providing such services, such that the amount charged to our group, the Brookfield Accounts in which our group invests and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for our group, the Brookfield Accounts in which our group invests and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which our group invests could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such
Brookfield Infrastructure Corporation     207

performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which our group is invested) for more than three years. The required holding period and/or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged our group or a Brookfield Account in which our group invested is discovered, Brookfield will make our group (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our group (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this annual report on Form 20-F, a key element of the strategy of our group (and of Brookfield Accounts in which our group invests) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of our group (and of Brookfield Accounts in which our group invests) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of our group (and of Brookfield Accounts in which our group invests), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this annual report on Form 20-F, in accordance with its fiduciary duty to our group (and Brookfield Accounts in which our group invests) and other Brookfield Accounts; however, conflicts will not necessarily be resolved
208        Brookfield Infrastructure Corporation

in a manner that is favorable to our group (and/or Brookfield Accounts in which our group invests).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to our group (and Brookfield Accounts in which our group invests) or our unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this annual report on Form 20-F, Brookfield is not required to and generally does not expect to seek approval from our board of directors or the partnership’s general partner or from our shareholders or the unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this annual report on Form 20-F) unless required by applicable law or as otherwise set out in this annual report on Form 20-F or the governing documents. By acquiring units in the partnership or shares in our company (and Brookfield Accounts in which our group invests), each shareholder will be deemed to have acknowledged and agreed to our group (and Brookfield Accounts in which our group invests) being part of Brookfield’s broader platform, the strategy of our group (and of Brookfield Accounts in which our group invests) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this annual report on Form 20-F) arising in the course of the life of our group (and of Brookfield Accounts in which our group invests), Brookfield’s resolution of such conflicts situations as set out in this annual report on Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
Brookfield Infrastructure Corporation     209

The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in our group (or Brookfield Accounts in which our group invests).Additional conflicts may exist, that are not presently known to our company’s board of directors, Brookfield or are deemed immaterial. In addition, as the Brookfield activities and the investment program of our group and Brookfield Accounts in which our group invests change over time, an investment in our group (or Brookfield Accounts in which our group invests) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our group (or Brookfield Accounts in which our group invests) of the conflicts of interest described herein.
In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. The partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of the partnership’s market capitalization if the outstanding Redeemable Partnership Units, exchangeable shares and class A.2 exchangeable shares are included in the calculation of the partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include, as of March 20, 2025, the approximately 24.3% indirect interest in the partnership in the form of Redeemable Partnership Units held by Brookfield, the approximately 15.2% indirect interest in the partnership in the form of exchangeable shares of BIPC held by the public, and approximately 1.7% indirect interest in the partnership in the form of class A.2 exchangeable shares of BIHC held by Brookfield.
RELATIONSHIP WITH BROOKFIELD INFRASTRUCTURE
Each exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole. Brookfield Infrastructure holds a 75% voting interest in our company through its holding of our class B shares and which also entitle Brookfield Infrastructure to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. Brookfield Infrastructure’s ownership of the class B shares entitle it to receive dividends as and when declared by the board, subject to the holders of exchangeable shares receiving the dividends to which they are entitled, but it is not expected that meaningful dividends will be paid on the class B shares in the ordinary course.
210        Brookfield Infrastructure Corporation

Our company owns all of the class A.1 exchangeable shares and 33 1/3% of the BIHC class B shares, collectively representing a 50% voting interest in BIHC. Brookfield Infrastructure holds 66 2/3% of the issued and outstanding BIHC class B shares, which represent a 50% voting interest, and all of the issued and outstanding class C shares, which entitle Brookfield Infrastructure to all of the residual value in BIHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and subject to the prior rights of holders of preferred shares. BIHC acquired its business from Brookfield Infrastructure in connection with the special distribution. In addition, the following agreements and arrangements exist between our company, BIHC and Brookfield Infrastructure.
Pairing Agreement
BIPC, BIHC and the partnership entered into a pairing agreement (the “Paring Agreement”) pursuant to which the parties agreed that BIPC will at all times hold such number of class A.1 exchangeable shares equal to the number of exchangeable shares that are outstanding in order to support the duties and obligations of BIPC to holders of exchangeable shares. In connection therewith, the pairing agreement provides, amongst other things, and unless otherwise agreed at such time, that, (i) if and to the extent BIPC raises funds from time to time by way of issuance of exchangeable shares for cash, BIPC will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent BIPC from time to time repurchases any exchangeable shares, BIHC shall redeem (or otherwise repurchase from BIPC) an equivalent number of class A.1 exchangeable shares; (iii) BIHC will not, unless substantially concurrent with the redemption of exchangeable shares by BIPC, redeem any class A.1 exchangeable shares held by BIPC; (iv) if and to the extent any holders of exchangeable shares from time to time exercise their exchange right in respect of such exchangeable shares, and in connection therewith the partnership does not exercise its overriding call right to acquire such exchangeable shares, BIPC will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by BIPC; (v) BIPC will not exercise the exchange right in respect of any class A.1 exchangeable shares held by BIPC except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for exchangeable shares, BIHC will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.
Option Agreement
Our company entered into an option agreement with Canada Holdco pursuant to which our company has the option to purchase all or any portion of the BIHC class B shares or class C shares held by Canada Holdco. The purchase price payable by our Company to Canada Holdco in respect of any BIHC class B share or class C share purchased by our Company will be the fair market value of such BIHC class B share or class C share , as applicable. Our company will satisfy the purchase price payable to Canada Holdco by issuing such number of class B shares to Canada Holdco with an aggregate fair market value equal to the purchase price.
NTS Voting Agreement
BIHC and Brookfield Infrastructure have determined that it is desirable for BIHC to have control over certain of the entities through which our group holds its interest in NTS (the “NTS entities”). Accordingly, BIHC has entered into a voting agreement (the “NTS Voting Agreement”) to provide BIHC with voting rights over the NTS entities.
Brookfield Infrastructure Corporation     211

Pursuant to the NTS Voting Agreement, voting rights with respect to any of the NTS entities will be voted in accordance with the direction of BIHC with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Credit Support
Canada Subco, a wholly-owned subsidiary of BIHC, has guaranteed (i) any unsecured debt securities issued by the Co-Issuers, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities, (iv) any subordinated debt securities issued by Alberta Finco or Bermuda Holdco, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (v) the obligations of Canada Holdco under its commercial paper program.
Subscription Agreements
BIHC has entered or will enter into subscription agreements with the partnership from time to time, pursuant to which BIHC has or will subscribe for such number of units necessary to satisfy its obligations under the Pairing Agreement in respect of requests for exchange made by exchangeable shareholders, as and when they arise, or a redemption of our exchangeable shares by our company, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by our transfer agent (or if not a trading day, the trading day thereafter) or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Credit Facilities
A subsidiary of BIHC entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility permits BIHC to borrow up to $1 billion from Brookfield Infrastructure and the other constitutes an operating credit facility that permits Brookfield Infrastructure to borrow up to $1 billion from BIHC. Such credit agreements terminate on March 31, 2030. As of the date hereof, no amounts have been drawn under these credit facilities. In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
In connection with the Arrangement, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150,000,000 in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
212        Brookfield Infrastructure Corporation

The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Deposit Agreements
Our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest.
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
As partial consideration for exchangeable shares issued during the year ended December 31, 2021, our company established a loan receivable of approximately $1,114 million with Brookfield Infrastructure pursuant to a demand deposit with Canada Holdco in favor of our company.
Our company and Brookfield Infrastructure agreed to settle the loan payable balance outstanding in 2021 under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
During the year ended December 31, 2024, our company agreed to partially settle the loan receivable outstanding from Brookfield Infrastructure for $401 million in exchange for dividends and a return of capital on the class C shares held by Brookfield Infrastructure.
Our company may, from time to time, enter into additional lending or borrowing arrangements with Brookfield Infrastructure. As a result, our company may become party to promissory notes and other agreements related to such financing arrangements with Brookfield Infrastructure.
Equity Commitment
Brookfield Infrastructure has provided to BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Infrastructure continues to control BIHC and has the ability to elect a majority of its board of directors.
Brookfield Infrastructure Corporation     213

Conflicts of Interest
In order to effect the special distribution, our company acquired its business from Brookfield Infrastructure. In addition, as described above, a number of agreements and arrangements were entered into between our company and Brookfield Infrastructure to create our company, while keeping it as a part of our group. Given our ownership structure and the ownership structure of BIHC, the rationale for our formation and the formation of BIHC, and because each exchangeable share has been structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of our company, BIHC and Brookfield Infrastructure will typically be aligned.
However, conflicts of interest might arise between our company, on the one hand, and Brookfield Infrastructure, on the other hand, including with respect to our shared voting control of BIHC. In order to assist our company in addressing such conflicts, our board includes a non-overlapping director. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 6, 2021 and resigned from such board of directors on August 2, 2022. As with conflicts between our group and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces ours and BIHC’s ownership structure, the rationale for our formation and the formation of BIHC and the economic equivalence between the exchangeable shares and units. Our group will not generally consider it a conflict for our company, BIHC and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
Our company and the partnership have been granted exemptive relief from the minority approval and formal valuation requirements in MI 61-101 for (i) related party transactions (as defined in MI 61-101) of the partnership with our company or our company’s subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of our company with the partnership or the partnership’s subsidiary entities, in each case subject to certain conditions.
The partnership and our company have also been granted relief from the minority approval and formal valuation requirements of MI 61-101 for any related party transactions of our company with persons other than the partnership or subsidiary entities of the partnership, provided that, amongst other conditions, the partnership complies with the minority approval and formal valuation requirements of MI 61-101 for each such related party transaction of our company as though the partnership entered into such other related party transaction directly.
7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
214        Brookfield Infrastructure Corporation

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
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
Brookfield Infrastructure Corporation     215

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR SHARE CAPITAL
Our authorized share capital consists of (i) an unlimited number of exchangeable shares; and (ii) an unlimited number of class B shares.
As of March 20, 2025, 119,022,666 exchangeable shares and 31,909 class B shares are issued and outstanding. Additionally, there were 13,012,789 class A.2 exchangeable shares issued and outstanding. Brookfield Infrastructure holds the class B shares, having a 75% voting interest in our company, and which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares. In addition, Brookfield directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares (being 13,012,789 class A.2 exchangeable shares) which are exchangeable on a one-for-one basis for exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company) or units. Accordingly, Brookfield beneficially holds, directly or indirectly, shares exchangeable into exchangeable shares representing approximately 9.9% of the exchangeable shares on an as-exchanged basis (provided however that exchanges of such shares are subject to the ownership cap described above).
Exchangeable Shares
The following description of exchangeable shares sets forth certain general terms and provisions of exchangeable shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of our company’s articles. Each exchangeable share is intended to provide its holder with an economic return that is equivalent to that of a unit because of the ability to exchange into a unit or its cash equivalent and the identical distributions that are expected to be paid on each exchangeable share. Consequently, we expect that the market price of our exchangeable shares will be significantly impacted by the market price of the units and the combined business performance of our group as a whole.
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
Dividends
The holders of exchangeable shares are entitled to receive dividends as and when declared by our board subject to the special rights of any other shares ranking senior to the exchangeable shares with respect to priority in payment of dividends. Each exchangeable share will receive identical dividends to the distributions paid on each unit.
216        Brookfield Infrastructure Corporation

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
If the full amount of an exchangeable dividend is not declared and paid concurrently with a distribution on the units, or is declared but is not paid on the payment date, then the undeclared or unpaid amount of such exchangeable dividend shall accrue and accumulate (without interest), whether or not our company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such exchangeable dividend has been earned, declared or authorized. Any exchangeable dividend payment made shall first be credited against the earliest accumulated but unpaid exchangeable dividends due which remain payable, which we refer to as unpaid dividends. The holders of exchangeable shares are not entitled to any dividends from our company other than the exchangeable dividends.
Exchange by Holder
Holders of exchangeable shares have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described below in “— Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received by our transfer agent (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the sole discretion of our group). In the event the partnership ceases to be a publicly listed entity, the value of a unit will be determined by (i) the last available bid price from an independent source such as an over-the-counter market or an independent investment banking firm; or (ii) if (i) is not applicable, then the amount that a holder of a unit would receive upon the liquidation of the partnership and sale of its assets in accordance with the terms of its partnership agreement. If you hold exchangeable shares through a broker, please contact your broker to request an exchange on your behalf. If you are a registered holder of exchangeable shares, please contact the transfer agent and follow the process described below.
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
Brookfield Infrastructure Corporation     217

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
Conversion of Tendered Exchangeable Shares. Brookfield Infrastructure is entitled at any time to have any or all exchangeable shares acquired by Brookfield Infrastructure converted into class B shares on a one-for-one basis.
218        Brookfield Infrastructure Corporation

Adjustments to Reflect Certain Capital Events. The conversion factor (which is currently one) is subject to adjustment in accordance with our company’s articles to reflect certain capital events, including (i) if the partnership or our company declares or pays a distribution to its unitholders consisting wholly or partly of units or a dividend to its shareholders consisting wholly or partly of exchangeable shares, as applicable, without a corresponding distribution or dividend, as applicable, being declared or paid by the other entity; (ii) if the partnership or our company splits, subdivides, reverse-splits or combines its outstanding units or exchangeable shares, as applicable, without a corresponding event occurring at the other entity; (iii) if the partnership or our company distributes any rights, options or warrants to all or substantially all holders of its units or exchangeable shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire units or exchangeable shares (or other securities or rights convertible into, exchangeable for or exercisable for units or exchangeable shares), as applicable, without a corresponding distribution of rights, options or warrants by the other entity; (iv) if the partnership distributes to all or substantially all holders of units evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities but excluding all distributions where a comparable distribution (or the cash equivalent) is made by our company; or (v) if the partnership or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the units (but excluding for all purposes any exchange or tender offer to exchange units for exchangeable shares or any other security economically equivalent to units), to the extent that the cash and value of any other consideration included in the payment per unit exceeds certain thresholds.
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
Brookfield Infrastructure Corporation     219

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
Liquidation
Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders of any other class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class B shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the holders of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the holders of exchangeable shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.
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
220        Brookfield Infrastructure Corporation

Automatic Redemption upon Liquidation of the Partnership
Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares will be automatically redeemed by us on the day prior to the liquidation, dissolution or winding up of the partnership and immediately following the automatic redemption by BIHC of the class A.1 exchangeable shares and the class A.2 exchangeable shares (or the exercise by the partnership of any call rights in respect thereof). Each holder of exchangeable shares held shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership as described above in “— Exchange by Holder — Adjustments to Reflect Certain Capital Events”) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding the announcement of such redemption plus all unpaid dividends, if any (the form of payment to be determined at the election of our company).
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
Book-Based System
The exchangeable shares may be uncertificated or represented in the form of one or more fully registered share certificates held by, or on behalf of, CDS Clearing and Depository Services Inc. (“CDS”) or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of the exchangeable shares may be effected through the book-based system administered CDS, or DTC, as applicable.
Treatment of Exchangeable Shares in Connection with a Takeover Bid, Issuer Bid or Tender Offer
The exchangeable shares are not units and will not be treated as units for purposes of the application of applicable Canadian or U.S. rules relating to takeover bids, issuer bids and tender offers. Units and exchangeable shares are not securities of the same class. As a result, holders of exchangeable shares will not be entitled to participate in an offer or bid made to acquire units, unless such offer is extended to holders of exchangeable shares and holders of units will not be entitled to participate in an offer or bid made to acquire exchangeable shares, unless such offer is extended to holders of units. In the event of a takeover bid for units, a holder of exchangeable shares who would like to participate would be required to tender his or her exchangeable shares for exchange, in order to receive a unit, or the cash equivalent, at the election of our group, pursuant to the exchange right. If an issuer tender offer or issuer bid is made for the units at a price in excess of the market price of the units and a comparable offer is not made for the exchangeable shares, then the conversion factor for the exchangeable shares may be adjusted. See “— Exchange by Holder — Adjustments to Reflect Certain Capital Events” above for more information on the circumstances in which adjustments may be made to the conversion factor.
Brookfield Infrastructure Corporation     221

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
Under the support agreement between us, the partnership, BIPC Exchange LP and the other parties thereto (as amended, the “Support and Exchange Agreement”), the parties have covenanted that, so long as such BIPC Exchangeable LP Units not owned by the partnership or its subsidiaries are outstanding, among other things: (a) we will not declare or pay any distribution on exchangeable shares unless on the same day BIPC Exchange LP declares or pays, as the case may be, an equivalent distribution on the BIPC Exchangeable LP Units (b) the partnership will take all actions reasonably necessary to ensure that BIPC Exchange LP has sufficient money to pay such distribution; (c) we will take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the BIPC Exchangeable LP Units are the same as those for any corresponding distributions on the exchangeable shares; and (d) the partnership will take all actions reasonably necessary to ensure that the requisite number of our exchangeable shares are delivered to holders of BIPC Exchangeable LP Units in the event of an exchange request by a holder of BIPC Exchangeable LP Units, a liquidation, dissolution or winding up of BIPC Exchange LP or a final exchange of BIPC Exchangeable LP Units, as the case may be.
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
222        Brookfield Infrastructure Corporation

Voting
Except as otherwise expressly provided in our articles or as required by law, each holder of class B shares is entitled to receive notice of, and to attend and vote at, all meetings of our shareholders, except for meetings at which only holders of another specified class of shares are entitled to vote separately as a class. Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes. The holders of class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares.
Dividends
The holders of class B shares will be entitled to receive dividends as and when declared by the board subject to the special rights of the holders of exchangeable shares and any other shares ranking senior to the class B shares with respect to priority in payment of dividends.
Subject to the rights of holders of exchangeable shares at the time outstanding having prior rights as to dividends and the payment to any holders of exchangeable shares who have delivered notices of exchange, each class B share will entitle its holder to dividends as and when declared by the board.
In the event a dividend is declared and paid on the exchangeable shares consisting of exchangeable shares, the board shall, subject to applicable law, contemporaneously declare and pay an equivalent dividend on the class B shares consisting of class B shares.
Liquidation
Upon any liquidation, dissolution or winding up of our company, after the payment in full of the amount due to the holders of exchangeable shares described under the section entitled “— Exchangeable Shares — Liquidation”, the remaining assets and property of our company will be distributed among the holders of the class B shares.
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
Restrictions on Transfer
The class B shares may only be transferred to affiliates of the partnership.

Brookfield Infrastructure Corporation     223

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

	EXCHANGEABLE SHARES	UNITS
Corporate Governance	Our company is a corporation formed under the laws of the Province of British Columbia. The rights of shareholders are governed by the BCBCA and the company’s articles.	The partnership is a Bermuda-exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The partnership’s limited partnership agreement provides for the management and control of the partnership by a general partner, the partnership’s general partner.
224        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Authorized Capital	Our company is authorized to issue an unlimited number of: (i) exchangeable shares; and (ii) class B shares. All exchangeable shares and class B shares will be issued without par value. The number of authorized exchangeable shares can be changed in accordance with our articles or, if the articles are silent, by special resolution, in accordance with s. 54(3)(c) of the BCBCA.

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

Brookfield Infrastructure Corporation     225

EXCHANGEABLE SHARES	UNITS
Voting Rights	Except as otherwise expressly provided in the articles or as required by law, the holders of exchangeable shares and class B shares, will vote together and not as separate classes. Each holder of an exchangeable share is entitled to cast one vote per exchangeable share on all matters submitted to a vote. On each such matter, the holders of class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. As Brookfield Infrastructure holds all of the class B shares, it holds 75% of the votes eligible to be cast on all matters where the exchangeable shares and class B shares vote together.

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

226        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
Size of Board	Our company’s board is set at nine (9) directors. Our board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of our company’s shareholders and subject to its articles. Our board of directors mirrors the board of directors of the general partner of the partnership, except for one additional non-overlapping director to assist us with, among other things, resolving any conflicts of interest that may arise from our relationship with Brookfield Infrastructure. John Mullen is currently serving as the non-overlapping member of our board of directors. Mr. Mullen served on the board of directors of the general partner of the partnership since May 2021 and resigned from such board of directors in August 2022. At least three (3) directors and at least a majority of the directors holding office must be independent of our company, as determined by the full board using the standards for independence established by the NYSE.	The partnership’s general partner board is currently set at eight (8) directors. The board may consist of between three (3) and eleven (11) directors or such other number of directors as may be determined from time to time by a resolution of the shareholders of the partnership’s general partner and subject to its bye-laws. At least three (3) directors and at least a majority of the directors holding office must be independent of the partnership’s general partner and Brookfield, as determined by the full board of directors using the standards of independence established by NYSE.
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
Brookfield Infrastructure Corporation     227

	EXCHANGEABLE SHARES	UNITS
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

230        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     231

EXCHANGEABLE SHARES	UNITS
Written Consent in Lieu of Meeting	Under the BCBCA, generally, shareholder action without a meeting may only be taken by consent resolution of the shareholders entitled to vote on the resolution: with a written consent executed by shareholders holding two-thirds (2/3rds) of the shares that carry the right to vote at general meetings being effective to approve an action requiring an ordinary resolution; or with a written consent executed by all shareholders that carry the right to vote at general meetings or by all of the shareholders holding shares of the applicable class or series of shares, as the case may be, being effective to approve an action requiring a special resolution or an exceptional resolution.	Written consents may be solicited only by or on behalf of the partnership’s general partner. Any such consent solicitation may specify that any written consents must be returned to the partnership within the time period, which may not be less than twenty (20) days, specified by the partnership’s general partner.

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
Brookfield Infrastructure Corporation     233

EXCHANGEABLE SHARES	UNITS
Limitation of Liability and Indemnification of Directors and Officers, Continued	Our company will not indemnify any present or former director or officer of our company for acts of bad faith, fraud, willful misfeasance, gross negligence, knowing violation of law or reckless disregard of the director’s duties or for any act for which indemnification is specifically prohibited under the BCBCA.
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
234        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Dividends and Distributions	Pursuant to the articles and subject to the prior rights of holders of all classes at the time outstanding having prior rights as to dividends, each exchangeable share will entitle its holder to the exchangeable dividend, in a cash amount equal in value to (i) the amount of any distribution made on a unit multiplied by (ii) the conversion factor determined in accordance with the articles and in effect on the record date of such dividend (which conversion factor is initially one, subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The record and payment dates for the dividends upon the exchangeable shares, to the extent not prohibited by applicable law, shall be substantially the same as the record and payment dates for distributions on the units.

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

All exchangeable dividends shall be paid prior and in preference to any dividends or distributions on the class B shares. Share dividends, if any, paid on the exchangeable shares and class B shares will be declared contemporaneously and paid at the same time in equal numbers of additional shares of the same class and series such that share dividends will be paid in exchangeable shares to shareholders and in class B shares to holders of the class B shares.

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

Brookfield Infrastructure Corporation     235

EXCHANGEABLE SHARES	UNITS
Exchange by Holder	Shareholders have the right to exchange all or a portion of their exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) or its cash equivalent based on the NYSE closing price of one unit on the date of the request for exchange (or if not a trading day, the next trading day thereafter) plus all unpaid dividends, if any (the form of payment to be determined at the election of our company). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.”

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
N/A.
Brookfield Infrastructure Corporation     237

	EXCHANGEABLE SHARES	UNITS
Redemption by Issuer, Continued	Upon any liquidation, dissolution or winding up of the partnership, including where substantially concurrent with a liquidation, dissolution or winding up of our company, all of the then outstanding exchangeable shares of our company will be automatically redeemed by our company on the day prior to the liquidation, dissolution or winding up of the partnership. Each holder of exchangeable shares shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.”	N/A.
Qualification	N/A.
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

238        Brookfield Infrastructure Corporation

EXCHANGEABLE SHARES	UNITS
Liquidation	Upon any liquidation, dissolution or winding up of our company, and subject to the prior rights of holders any class of shares of our company ranking in priority or ratably with the exchangeable shares and after the payment in full to (i) any holder of exchangeable shares or class B shares that has submitted a notice of the exercise of the exchange rights described above at least ten (10) days prior to the date of the liquidation, dissolution or winding up (or in the case of the class B shares, thirty (30) days prior to the date of the liquidation, dissolution or winding up) and (ii) any unpaid dividends, the shareholders shall be entitled to one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership described in this annual report on Form 20-F) or its cash equivalent based on the NYSE closing price of one unit on the trading day immediately preceding announcement of such liquidation, dissolution or winding up (the form of payment to be determined at the election of our company). If, upon any such liquidation, dissolution or winding up, the assets of our company are insufficient to make such payment in full, then the assets of our company will be distributed among the shareholders ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.	The partnership will terminate upon the earlier to occur of: (i) the date on which all of the partnership’s assets have been disposed of or otherwise realized by the partnership and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the partnership’s general partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the partnership; and (iii) at the election of the partnership’s general partner, if the partnership, as determined by the partnership’s general partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Brookfield Infrastructure Corporation     239

	EXCHANGEABLE SHARES	UNITS
Liquidation, Continued	Notwithstanding the foregoing, upon any liquidation, dissolution or winding up of our company, the partnership may elect to acquire all of the outstanding exchangeable shares for one unit per exchangeable share held (subject to adjustment in the event of certain dilutive or other capital events by our company or the partnership) plus all unpaid dividends, if any. See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder — Adjustments to Reflect Certain Capital Events.” The acquisition by the partnership of all the outstanding exchangeable shares will occur on the day prior to the effective date of the liquidation, dissolution or winding up of our company.	Upon the partnership’s dissolution, unless the partnership is continued as a new limited partnership, the liquidator authorized to wind-up the partnership’s affairs will, acting with all of the powers of the partnership’s general partner that the liquidator deems necessary or appropriate in its judgment, liquidate the partnership’s assets and apply the proceeds of the liquidation first, to discharge the partnership’s liabilities as provided in its limited partnership agreement and by law, then to the preferred units up to the amount of the liquidation entitlement of the preferred units, and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of the partnership’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of the partnership’s assets would be impractical or would cause undue loss to the partners.
Conversion	The partnership, or any of its controlled subsidiaries, is entitled to convert each held exchangeable share to a class B share on a one-for-one basis.	N/A.
Fiduciary Duties	The directors of our company have three principal responsibilities under the BCBCA and our company’s articles, being (i) the duty to manage, (ii) the fiduciary duty, which is to act honestly and in good faith with a view to the best interests of our company, and (iii) the duty of care, which is to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.	A general partner is required to act in good faith and in a manner which it reasonably believes to be in the best interests of a partnership. The partnership’s limited partnership agreement contains various express provisions that modify, waive and/or limit the fiduciary duties that might otherwise be owed to the partnership and the limited partners. These modifications inter alia restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit the general partner of the partnership to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.
240        Brookfield Infrastructure Corporation

	EXCHANGEABLE SHARES	UNITS
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

DESCRIPTION OF CLASS A.1 SHARES AND CLASS A.2 SHARES OF BIHC
Description of Class A.1 Exchangeable Shares
The class A.1 exchangeable shares have terms that are substantially the same as the exchangeable shares, including with respect to the exchange mechanics, dividend rights, voting rights and rights on liquidation.
Holders of class A.1 exchangeable shares are entitled to one (1) vote per share. Each class A.1 exchangeable share has been structured with the intention of providing an economic return equivalent to a unit and the rights, privileges, restrictions and conditions attached to each class A.1 exchangeable share are such that each class A.1 exchangeable share is, as nearly as practicable, functionally and economically, equivalent to an exchangeable share and a unit. In particular:
•each class A.1 exchangeable share is exchangeable at the option of a holder for one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC);
•the class A.1 exchangeable shares are redeemable by BIHC at any time (including following a notice requiring redemption having been given by the partnership) for one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC);
•upon a liquidation, dissolution or winding up of BIHC, holders of class A.1 exchangeable shares are entitled to receive one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC) and not any remaining property or assets of BIHC following such payment;
Brookfield Infrastructure Corporation     241

•upon a liquidation of the partnership, including where substantially concurrent with a liquidation of BIHC, all of the class A.1 exchangeable shares will be automatically redeemed for units (or their cash equivalent, at BIHC’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and
•subject to applicable law and in accordance with the articles of BIHC, each class A.1 exchangeable share entitles the holder to dividends from BIHC payable contemporaneously, and equivalent to, each distribution on a unit. The articles of BIHC also provide that if a distribution is declared on the units and an equivalent dividend is not declared and paid concurrently on the class A.1 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid. In addition to such dividends, additional dividends may be declared and paid on the class A.1 exchangeable shares if, as and when declared by the Board.
Description of Class A.2 Exchangeable Shares
Each class A.2 exchangeable share is non-voting and structured with the intention of providing an economic return equivalent to a unit and the rights, privileges, restrictions and conditions attached to each class A.2 exchangeable share are such that each class A.2 exchangeable share is, as nearly as practicable, functionally and economically, equivalent to an exchangeable share and a unit. In particular:
•each class A.2 exchangeable share are exchangeable at the option of a holder for (a) one (1) exchangeable share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC) or (b) one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC), provided that, after giving effect to any such exchange, Brookfield will not be permitted to receive a number of exchangeable shares that would result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC;
•the class A.2 exchangeable shares are redeemable by BIHC at any time (including following a notice requiring redemption having been given by the partnership) for (a) one (1) exchangeable share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC) or (b) one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC);
•upon a liquidation, dissolution or winding up of BIHC, holders of class A.2 exchangeable shares are entitled to receive one (1) unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIHC) and not any remaining property or assets of BIHC following such payment;
•upon a liquidation of the partnership, including where substantially concurrent with a liquidation of BIHC, all of the class A.2 exchangeable shares will be automatically redeemed for units (or their cash equivalent, at BIHC’s election) on a one-for-one basis (subject to adjustment to reflect certain capital events); and
•subject to applicable law and in accordance with the amended articles of BIHC, each class A.2 exchangeable share entitles the holder to dividends from BIHC payable contemporaneously, and equivalent to, each distribution on a unit. The articles of BIHC also provide that if a distribution is declared on the units and an equivalent dividend is not declared and paid concurrently on the class A.2 exchangeable shares, then the undeclared or unpaid amount of such dividend accrues
242        Brookfield Infrastructure Corporation

and accumulates and is to be paid upon the first to occur of any of the circumstances contemplated by the four preceding paragraphs, if not yet paid.
Each class A.2 exchangeable share held by the partnership or its subsidiaries is convertible into a class
A.1 exchangeable share or a class C share at the option of the holder.
Description of BIHC Class B Shares
The BIHC class B shares will continue to be structured to provide the holders with control of BIHC. In particular:
•     holders of BIHC class B shares will be entitled to, in the aggregate, a number of votes equal to three (3) times the number of votes attached to the class A.1 exchangeable shares. As a result, holders of BIHC class B shares will have a 75% voting interest in BIHC and holders of class A.1 exchangeable shares will have a 25% voting interest in BIHC; and
•     in the event that a share/stock dividend is declared and paid on the class A.1 exchangeable shares, a share/stock dividend will be paid to holders of BIHC class B shares in an equal number of BIHC class B shares as class A.1 exchangeable shares are paid to holders of class A.1 exchangeable shares.
Description of Class C Shares
The class C shares are structured to provide the holders thereof with all of the residual value in BIHC. In particular:
•     subject to applicable law and in accordance with the terms of the class C shares, only holders of class C shares will be entitled to a residual right to participate, upon liquidation or winding-up of BIHC, in the assets of BIHC;
•    subject to applicable law and in accordance with the term of the class C shares, subject to the prior rights of the holders of the class A.1 exchangeable shares and class A.2 exchangeable shares and of any preferred shares then outstanding, the holders of class C shares will be entitled to receive dividends as and when declared by the board of BIHC; and
•    share/stock dividends, if any, will be paid to holders of class C shares in an equal number of class C shares as class A.1 exchangeable shares are paid to holders of class A.1 exchangeable shares and class A.2 exchangeable shares are paid to holder of class A.2 exchangeable shares.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, which (i) have been entered into by us since our formation or (ii) are otherwise material to our company:
1.Rights Agreement, dated December 24, 2024, between BN and Wilmington Trust, National Association, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”.
2.Registration Rights Agreement, dated December 24, 2024, between our company, the partnership and BN., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”.
3.Amended and Restated Relationship Agreement, dated March 28, 2014, by and among BN, the partnership, Holding LP, and others, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement”.
Brookfield Infrastructure Corporation     243

4.Trademark Sublicense Agreement, effective as of May 21, 2007, between the partnership and Brookfield Global Asset Management Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.
5.Guarantee, dated as of March 30, 2020, by Canada Subco in favor of Computershare Trust Company of Canada, in respect of debt securities issued by the Brookfield Infrastructure Debt Issuers, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
6.Guarantee Indenture, dated as of March 30, 2020, among Canada Subco, the partnership and Computershare Trust Company of Canada, in respect of the partnership’s preferred units, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
7.Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
8.Promissory note, dated as of March 30, 2020, issued by BIHC in favor of Holding LP and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
9.Amended and Restated Equity Commitment Agreement, dated as of December 24, 2024, between BIHC and Canada Holdco, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Equity Commitment”.
10.Amended and Restated Voting Agreement, effective as of March 30, 2020, between BIHC and the NTS entities, described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — NTS Voting Agreement”.
11.Amended and Restated Master Services Agreement, dated February 29, 2024, as amended from time to time, by and among BN., the partnership, Holding LP, and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
12.First Amendment to the Amended and Restated Master Services Agreement dated December 24, 2024 between BN, Brookfield Infrastructure Partners L.P. and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
13.Indenture dated May 24, 2021 between Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
14.First Supplemental Indenture dated May 24, 2021 between Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

15.Second Supplemental Indenture dated May 31, 2024 by and among Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc.,
244        Brookfield Infrastructure Corporation

Brookfield Infrastructure LLC, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

16.Third Supplemental Indenture dated November 29, 2024 by and among Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
17.Support Agreement, dated August 20, 2021, as amended from time to time, between BIHC, the partnership, BIPC Exchange LP, Brookfield Infrastructure Corporation Exchange GP Inc. and Canada Holdco, as described under Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — BIPC Exchangeable LP Units and the Support and Exchange Agreement”.
18.First Amendment to the Support Agreement dated December 24, 2024 between our company, the partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Canada Holdco, as described under described under Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — BIPC Exchangeable LP Units and the Support and Exchange Agreement”.
19.Indenture dated January 21, 2022 between Bermuda Holdco, the partnership, Holding LP, Alberta Finco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
20.First Supplemental Indenture dated January 21, 2022 between Bermuda Holdco, the partnership, Holding LP, Alberta Finco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
21.Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023, as amended from time to time, between Bermuda Holdco as borrower and BIPC Bermuda Holdco Limited as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
22.First Amending Agreement dated June 1, 2024 to the Amended and Restated Subordinate Credit Agreement between BIPC Bermuda Holdco Limited as borrower and Bermuda Holdco as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
23.Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023, as amended from time to time, between BIPC Bermuda Holdco Limited as borrower and Bermuda Holdco as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
24.First Amending Agreement dated June 1, 2024 to the Amended and Restated Subordinate Credit Agreement between Bermuda Holdco as borrower and BIPC Bermuda Holdco Limited as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
Brookfield Infrastructure Corporation     245

25.Subordinate Credit Agreement dated December 24, 2024, between our company as Borrower and Canada Holdco as lender, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Facilities”.
26.Arrangement Agreement, dated October 9, 2024, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — The Arrangement”.
27.Pairing Agreement dated December 24, 2024, among our company, BIHC and the partnership as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Pairing Agreement”.
28.Option Agreement dated December 24, 2024, between our company and Canada Holdco as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Option Agreement”.
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
10.E    TAXATION
The following summary discusses certain material United States and Canadian tax considerations relating to the holding and disposition of exchangeable shares as of the date hereof. Shareholders are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in exchangeable shares.

246        Brookfield Infrastructure Corporation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership, and disposition of units set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors — Risks Relating to Taxation” in the partnership’s most recent annual report. The following discussion is limited as described in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent annual report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of our company, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the exchangeable shares are not a capital asset, persons who are liable for the alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code. This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to holders of units of the partnership. The actual tax consequences of the ownership and disposition of exchangeable shares will vary depending on your individual circumstances.
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
Brookfield Infrastructure Corporation     247

Partnership Status of the Partnership and Holding LP
Each of the partnership and Holding LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is generally required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. The units of the partnership are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
We understand that the general partner of the partnership intends to manage the affairs of the partnership and Holding LP so that the partnership will meet the Qualifying Income Exception in each taxable year. Accordingly, we understand that the general partner of the partnership believes that the partnership will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.
The remainder of this summary assumes that the partnership and Holding LP will be treated as partnerships for U.S. federal income tax purposes.
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
248        Brookfield Infrastructure Corporation

Dividends received by individuals and other non-corporate U.S. Holders of exchangeable shares readily tradable on the NYSE generally will be subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and our company is not treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on exchangeable shares generally will not be eligible for the dividends-received deduction allowed to corporations. U.S. Holders should consult their own tax advisers regarding the application of the relevant rules to their particular circumstances.

Dividends paid by our company generally will constitute foreign-source income for foreign tax credit limitation purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by our company with respect to exchangeable shares generally will constitute “passive category income.” The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisers regarding the availability of the foreign tax credit under their particular circumstances.
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
Brookfield Infrastructure Corporation     249

A redemption or exchange of exchangeable shares satisfied by our company will be treated as a sale or exchange as described above if such redemption or exchange is (i) in “complete redemption” of the U.S. Holder’s equity interest in our company (within the meaning of Section 302(b)(3) of the U.S. Internal Revenue Code), (ii) a “substantially disproportionate” redemption of stock (within the meaning of Section 302(b)(2) of the U.S. Internal Revenue Code), or (iii) “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the U.S. Internal Revenue Code). In determining whether any of these tests has been met with respect to the redemption or exchange of the exchangeable shares, you may be required to take into account not only the exchangeable shares and other equity interests in our company that you actually own but also other equity interests in our company that you constructively own within the meaning of Section 318 of the U.S. Internal Revenue Code. If you own (actually or constructively) only an insubstantial percentage of the total equity interests in our company and exercise no control over our company’s corporate affairs, you may be entitled to sale or exchange treatment on a redemption or exchange of the exchangeable shares if you experience a reduction in your equity interest in our company (taking into account any constructively owned equity interests) as a result of the redemption or exchange. If you meet none of the alternative tests of Section 302(b) of the U.S. Internal Revenue Code, the redemption or exchange will be treated as a distribution subject to the rules described above under “—Taxation of Distributions”. Because the determination as to whether any of the alternative tests of Section 302(b) of the U.S. Internal Revenue Code is satisfied with respect to any particular U.S. Holder of exchangeable shares will depend upon the facts and circumstances as of the time the determination is made, each U.S. Holder should consult its own tax adviser regarding the tax treatment of a redemption or exchange.
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
250        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     251

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
252        Brookfield Infrastructure Corporation

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
Based on its current and expected income, assets, and activities, our company does not expect to be classified as a PFIC for the current taxable year, nor does it expect to become a PFIC in the foreseeable future. However, the determination of whether our company is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of our company’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that our company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.
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
Brookfield Infrastructure Corporation     253

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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with regard to such holder’s ownership and disposition of exchangeable shares.
Additional Tax on Net Investment Income. Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their dividend income and net gains from the disposition of exchangeable shares. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisers regarding the applicability of this tax to its income and gains in respect of exchangeable shares.
Foreign Financial Asset Reporting. Certain U.S. Holders are required to report information relating to an interest in the exchangeable shares, subject to certain exceptions (including an exception for shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax returns. Significant penalties may apply for the failure to satisfy these reporting obligations. U.S. Holders are urged to consult their own tax advisers regarding the information reporting obligations, if any, with respect to their ownership and disposition of exchangeable shares.
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

254        Brookfield Infrastructure Corporation

Consequences to Non-U.S. Holders

Ownership and Disposition of Exchangeable Shares
Distributions on exchangeable shares made to Non-U.S. Holders and proceeds from the sale or other disposition of exchangeable shares generally will not be subject to U.S. federal income tax, except that U.S. withholding tax may apply to any portion of a distribution made on exchangeable shares that is treated as a deemed dividend under Section 871(m) of the U.S. Internal Revenue Code. Specifically, a 30% withholding tax generally applies to deemed dividend amounts (“dividend equivalents”) with respect to certain contractual arrangements held by non-U.S. persons which reference any interest in an entity if that interest could give rise to a U.S.-source dividend. Under Treasury Regulations, a Section 871(m) transaction is treated as directly referencing the assets of a partnership that holds significant investments in certain securities (such as stock of a U.S. corporation). The partnership indirectly holds stock of a U.S. corporation through Holding LP, and the exchangeable shares are intended to be structured so that distributions are identical to distributions on units. Accordingly, the contractual arrangements relating to the exchangeable shares could be subject to Section 871(m) of the U.S. Internal Revenue Code, as discussed below.
Whether U.S. withholding tax applies with respect to a Section 871(m) transaction depends, in part, on whether it is classified for purposes of Section 871(m) of the U.S. Internal Revenue Code as a “simple” contract or “complex” contract. No direct authority addresses whether the contractual arrangements relating to the exchangeable shares constitute a simple contract or a complex contract. Our company intends to take the position and believes that such contractual arrangements do not constitute a simple contract. In such case, under Treasury Regulations, as modified by an IRS Notice, such contractual arrangements should not be subject to Section 871(m) of the U.S. Internal Revenue Code before January 1, 2027, and no portion of a distribution made on exchangeable shares before such date should be subject to U.S. withholding tax by reason of treatment as a dividend equivalent under Section 871(m). For distributions made on exchangeable shares on or after January 1, 2027, Section 871(m) of the U.S. Internal Revenue Code will apply if the contractual arrangements relating to the exchangeable shares meet a “substantial equivalence” test. If this is the case, U.S. federal withholding tax (generally at a rate of 30%) is expected to apply to any portion of a distribution on exchangeable shares that is treated as a dividend equivalent and paid on or after January 1, 2027.
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
Brookfield Infrastructure Corporation     255

Notwithstanding the foregoing, our company’s position that the contractual arrangements relating to the exchangeable shares do not constitute a simple contract does not bind the IRS. The Treasury Regulations under Section 871(m) of the U.S. Internal Revenue Code require complex determinations with respect to contractual arrangements linked to U.S. equities, and the application of these regulations to the exchangeable shares is uncertain. Accordingly, the IRS could challenge our company’s position and assert that the contractual arrangements relating to the exchangeable shares constitute a simple contract, in which case U.S. withholding tax currently would apply, generally at a rate of 30% (subject to reduction or elimination under the U.S. Internal Revenue Code or an applicable income tax treaty), to that portion, if any, of a distribution on exchangeable shares that is treated as referencing a U.S.-source dividend paid to the partnership or Holding LP. Non-U.S. Holders should consult their own tax advisers regarding the implications of Section 871(m) of the U.S. Internal Revenue Code and FATCA for their ownership of exchangeable shares with regard to their particular circumstances.
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
This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. Holders should consult their own tax advisors.
256        Brookfield Infrastructure Corporation

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
Management of BIPC believes that BIPC currently qualifies as a “mutual fund corporation” for the purposes of the Tax Act. BIPC intends to file the necessary election under the Tax Act so that it will be deemed to be a “public corporation” effective from the beginning of its first taxation year and therefore can qualify as a “mutual fund corporation” throughout its first taxation year. To maintain its “mutual fund corporation” status, BIPC is required to comply with specific restrictions under the Tax Act regarding its activities and the investments held by it. BIPC intends to continue to qualify as a “mutual fund corporation” throughout each taxation year in which the exchangeable shares are outstanding and this summary assumes that will be the case. If BIPC was to cease to qualify as a “mutual fund corporation”, material, adverse tax consequences to BIPC and the holders may arise.
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

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of an exchangeable share must be expressed in Canadian currency. Amounts denominated in another currency must be converted into Canadian currency using the applicable rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.
Taxation of Holders Resident in Canada
The following portion of the summary is applicable to a holder who, at all relevant times, is resident or deemed to be resident in Canada under the Tax Act (a “resident holder”). Certain resident holders may
Brookfield Infrastructure Corporation     257

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
258        Brookfield Infrastructure Corporation

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
The amount of any dividend that BIPC elects to pay from its “capital gains dividend account” as defined in the Tax Act (a “capital gains dividend”) and received by a resident holder of the exchangeable shares from BIPC will be considered to be a capital gain of such holder from the disposition of capital property in the taxation year of the resident holder in which the capital gains dividend is received.
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
Redemptions, Exchanges and Other Dispositions of the Exchangeable Shares
A resident holder who disposes of, or who is deemed to dispose of, an exchangeable share, including a disposition to BIPC (whether on a redemption by BIPC, an exchange at the request of the holder or otherwise), will realize a capital gain (or sustain a capital loss) equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the resident holder’s adjusted cost base of such share and any reasonable costs of disposition. On an exchange of exchangeable shares for units, such resident holder’s proceeds of disposition will equal the fair market value of the exchangeable shares so exchanged.
In general, one-half of a capital gain realized by a resident holder in a taxation year must be included in income as a taxable capital gain and one-half of a capital loss realized by a resident holder in a taxation year generally must be deducted as an “allowable capital loss” against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years in accordance with the provisions of the Tax Act.
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
Brookfield Infrastructure Corporation     259

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
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation years a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. Resident holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be such a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest”, as defined for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act, in BIPC. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holders, annuitants or subscribers.
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
260        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     261

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
Not applicable.
262        Brookfield Infrastructure Corporation

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of BIHC’s exchangeable shares, other than Brookfield, received BIPC’s exchangeable shares in exchange for their exchangeable shares of BIHC on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares of BIPC provide the same economic benefits and governance of investing in BIHC prior to the Arrangement. The exchangeable shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BIPC”.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Brookfield Infrastructure Corporation     263

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
264        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     265

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208), to act as our company’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2024		2023
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$3,464	74%	$3,722	97%
Audit-related fees(2)	1,224	26%	125	3%
Tax fees(3)	5	—%	—	—%
All other fees	—	—%	—	—%
Total	$4,693	100%	$3,847	100%

(1)Audit fees relate to annual fees for the audits and interim reviews of our company, including its subsidiaries.
(2)Audit-related fees relate primarily to services pertaining to the filing of our company’s short form base shelf prospectuses and other securities-related matters.
(3)Tax fees relate to fees incurred for tax compliance, tax advice and tax planning.
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
In November 2024, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that the renewed normal course issuer bid provides the flexibility to use available funds to purchase exchangeable shares, should they be trading in price ranges that do not fully reflect their value. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 11,889,600 exchangeable shares. At the close of business on November 19, 2024, there were 132,029,368 exchangeable shares issued and outstanding and 118,896,006 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 46,896 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 187,586 exchangeable shares on the TSX for the six months ended October 31, 2024, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on December 2, 2024 and our normal course issuer bid will terminate on December 1, 2025, or earlier should we complete our repurchases prior to such date.
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
In the year ended December 31, 2024, we did not repurchase any of our exchangeable shares.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
We have adopted the insider trading policy of BN, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this annual report on Form 20-F.
Brookfield Infrastructure Corporation     267

ITEM 16K. CYBERSECURITY
Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by BN.
We believe our cybersecurity program is reasonably designed to materially protect the integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute of Standards and Technology Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We continue to focus on readying our assets by implementing a standard way to test the systems of our portfolio companies annually through cyber readiness drills. These drills consist of simulations of potential threats in which companies need to detect, protect against, and recover from an attack. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our group modifies its policies, standards, and guidance as needed to adjust to this changing environment.
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
Our systems face cybersecurity risks, and we have in the past experienced threats to our data and systems. However, to date, these incidents have not had a material impact on our business strategy, results of operations, or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3D. Risk Factors— Our business relies on the use of technology, and as a result, we may be exposed to cyber-security attacks”.

268        Brookfield Infrastructure Corporation

Governance
Cybersecurity at our company is overseen by our board of directors, the Audit Committee and management, as well as by BN, through the EISP described above.
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
Pursuant to the EISP, BN’s executive management has appointed a Chief Information Security Officer (“the CISO”) who works closely with BN’s senior management, legal counsel and external counsel to develop and monitor BN’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the audit committee of BN, which subsequently reports to the board of directors of BN about data protection and cybersecurity risks and issues.
In addition, BN has established a Cybersecurity Committee, led by the CISO, and composed of representatives from BN’s operating businesses, including our group. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.
The CISO has over 20 years’ experience in cybersecurity oversight and the remaining Cybersecurity Committee members have an average of approximately 7 years of cybersecurity experience.

Brookfield Infrastructure Corporation     269

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation–incorporated by reference from Exhibit 99.11 of our company’s Form 6-K filed on December 27, 2024.
2.1	Description of Securities*
2.2	Form of Articles of Brookfield Infrastructure Holdings Corporation–incorporated by reference from Exhibit 99.12 of our company’s Form 6-K filed on December 27, 2024.
2.3	Notice of Change in Corporate Structure of Brookfield Infrastructure Corporation–incorporated by reference from Exhibit 99.14 of our company’s Form 6-K filed on December 27, 2024.
4.1
Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.1 to our company’s Annual Report on Form 20-F filed March 18, 2024.

4.2
First Amendment to the Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and others–incorporated by reference from Exhibit 99.1 of our company’s Form 6-K filed on December 27, 2024.

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

4.6
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

4.10
Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P.–incorporated by reference from Exhibit 10.9 of our company’s Form 6-K filed on April 2, 2020.

270        Brookfield Infrastructure Corporation

4.11
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Holdings Corporation–incorporated by reference from Exhibit 99.7 of our company’s Form 6-K filed on December 27, 2024.

4.12	Amended and Restated Voting Agreement, effective as of March 30, 2020, among Brookfield Infrastructure Holdings Corporation, BIF III Noronha AIV LLC, BIP Noronha AIV LLC and Noronha Co-Invest LLC*
4.13
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

4.14
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

4.15
Second Supplemental Indenture dated May 31, 2024, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 99.1 to our company’s Form 6-K filed May 31, 2024.

4.16
Third Supplemental Indenture dated November 29, 2024, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 99.1 to our company’s Form 6-K filed November 29, 2024.

4.17
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

4.18
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

4.19
Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation (now known as Brookfield Infrastructure Holdings Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.–incorporated by reference to Exhibit 4.18 to our company’s Annual Report on Form 20-F filed March 9, 2022.

4.20
First Amendment to the Support Agreement, dated December 24, 2024 among Brookfield Infrastructure Holdings Corporation, Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. –incorporated by reference from Exhibit 99.4 of our company’s Form 6-K filed on December 27, 2024.

Brookfield Infrastructure Corporation     271

4.21
Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIP Bermuda Holdings I Limited as borrower and BIPC Bermuda Holdco Limited as lender-incorporated by reference to Exhibit 4.16 to our company’s Annual Report on Form 20 F filed March 18, 2024.

4.22
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BIP Bermuda Holdings I Limited as Borrower and BIPC Bermuda Holdco Limited as Lender–incorporated by reference to Exhibit 99.10 to our company’s Form 6-K filed December 27, 2024.

4.23
Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIPC Bermuda Holdco Limited as borrower and BIP Bermuda Holdings I Limited as lender incorporated by reference to Exhibit 4.17 to our company’s Annual Report on Form 20 F filed March 18, 2024.

4.24
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BIPC Bermuda Holdco Limited as Borrower and BIP Bermuda Holdings I Limited as Lender–incorporated by reference from Exhibit 99.9 of our company’s Form 6-K filed on December 27, 2024.

4.25
Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation as Borrower and Brookfield Infrastructure Holdings (Canada) Inc. as Lender–incorporated by reference from Exhibit 99.8 of our company’s Form 6-K filed on December 27, 2024.

4.26	Arrangement Agreement, dated October 9, 2024- incorporated by reference to Exhibit 99.1 to our company’s Form 6-K filed October 11, 2024.
4.27	Rights Agreement, dated December 24, 2024, between BN and Wilmington Trust, National Association–incorporated by reference from Exhibit 99.2 of our company’s Form 6-K filed on December 27, 2024.
4.28
Registration Rights Agreement, dated December 24, 2024, among BN, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. –incorporated by reference from Exhibit 99.3 of our company’s Form 6-K filed on December 27, 2024.

4.29
Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P. –incorporated by reference from Exhibit 99.5 of our company’s Form 6-K filed on December 27, 2024.

4.30
Option Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc. –incorporated by reference from Exhibit 99.6 of our company’s Form 6-K filed on December 27, 2024.

8.1	Significant Subsidiaries of Brookfield Infrastructure Corporation-incorporated by reference to Item 4.C, “Organizational Structure”.
11.1	Personal Trading Policy-incorporated by reference to Exhibit 11.1 to our company’s Annual Report on Form 20 F filed March 18, 2024.
11.2	Code of Business Conduct and Ethics–incorporated by reference from Exhibit 99.13 of our company’s Form 6-K filed on December 27, 2024.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Audit Committee Charter of Brookfield Infrastructure Corporation*
15.2	Consent of Deloitte LLP.*
97.1	Clawback Policy-incorporated by reference to Exhibit 4.1 to our company’s Annual Report on Form 20 F filed March 18, 2024.
272        Brookfield Infrastructure Corporation

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure Corporation     273

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 21, 2025	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
274        Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2024
and 2023 and for the years ended December 31, 2024, 2023 and 2022	F-6
Brookfield Infrastructure Corporation     F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operating results, comprehensive (loss) income, equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
While there are several assumptions that are required to determine the fair value of property, plant and equipment, the significant inputs with the highest degree of subjectivity and impact on fair value are the terminal value multiple and discount rate for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment requires management to make significant assumptions relating to the significant inputs of the terminal value multiple and discount rate for certain asset classes of property, plant and equipment, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the terminal value multiple and discount rate for certain classes of property, plant and equipment included the following, among others:
•Evaluated the effectiveness of controls over revaluation, including those over the unobservable estimates, of the terminal value multiple and discount rate.
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiple and discount rate, by (1) testing the source information underlying the terminal value multiple and discount rate, and (2) developing a range of independent estimates and comparing those to the terminal value multiple and discount rate selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 21, 2025

We have served as the Company’s auditor since 2019.

Brookfield Infrastructure Corporation     F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F-4 Brookfield Infrastructure Corporation

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 21, 2025
Brookfield Infrastructure Corporation     F-5

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	6, 7	$674	$539
Financial assets	6	68	38
Accounts receivable and other	6, 8	786	939
Due from Brookfield Infrastructure	6, 23	1,278	1,288
Assets held for sale	4	1,958	—
Current assets		4,764	2,804
Property, plant and equipment	9	12,572	14,151
Intangible assets	10	2,892	3,699
Goodwill	12	1,609	1,726
Financial assets	6	164	65
Other assets	8	1,549	1,424
Deferred income tax asset	20	37	40
Total assets		$23,587	$23,909
Liabilities and Equity
Liabilities
Accounts payable and other	6, 13	$994	$1,099
Non-recourse borrowings	6, 15	667	1,021
Financial liabilities	6, 14	32	60
Loans payable to Brookfield Infrastructure	6, 23	102	26
Shares classified as financial liability	6, 14, 19	4,644	4,153
Liabilities held for sale	4	1,209	—
Current liabilities		7,648	6,359
Non-recourse borrowings	6, 15	11,511	11,007
Financial liabilities	6, 14	1	15
Other liabilities	13	220	325
Deferred income tax liability	20	1,985	2,135
Total liabilities		21,365	19,841
Equity
Brookfield Infrastructure Partners L.P (1)	19	(1,253)	(399)
Non-controlling interests	16	3,475	4,467
Total equity		2,222	4,068
Total liabilities and equity		$23,587	$23,909

(1)Common equity following the Arrangement is attributable to the partnership as a result of the partnership holding all of the class B shares issued by our company. Common equity prior to the Arrangement is attributable to the partnership as a result of the partnership holding all of the class C shares issued by BIHC. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.
F-6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2024	2023	2022
Revenues	17	$3,666	$2,503	$1,886
Direct operating costs	9, 10, 18	(1,378)	(778)	(542)
General and administrative expenses		(75)	(67)	(69)
		2,213	1,658	1,275
Interest expense	15	(1,065)	(697)	(544)
Share of (losses) earnings from investments in associates	11	—	(20)	4
Remeasurement of shares classified as financial liability	14	(477)	34	1,058
Mark-to-market and foreign currency revaluation		(116)	23	49
Other (expense) income		(118)	(24)	39
Income before income tax		437	974	1,881
Income tax (expense) recovery
Current	20	(356)	(348)	(341)
Deferred	20	(9)	(20)	79
Net income		$72	$606	$1,619

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(608)	$111	$1,094
Non-controlling interests		680	495	525

(1)Net income following the Arrangement is attributable to the partnership as a result of the partnership holding all of the class B shares issued by our company. Net income prior to the Arrangement is attributable to the partnership as a result of the partnership holding all of the class C shares issued by BIHC. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

Earnings per share have not been presented in the financial statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share. See Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.
Brookfield Infrastructure Corporation     F-7

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2024	2023	2022
Net income		$72	$606	$1,619
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	9	119	142	100
Taxes on the above	20	(30)	(36)	(25)
		89	106	75

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		134	159	(163)
Cash flow hedge	6, 24	1	(24)	(58)
Taxes on the above items	20	6	2	11
Share of (losses) earnings from investments in associates	11	—	(27)	27
		141	110	(183)
Total other comprehensive income (loss)		230	216	(108)
Comprehensive income		$302	$822	$1,511

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(500)	$278	$1,008
Non-controlling interests		802	544	503

(1)Comprehensive income following the Arrangement is attributable to the partnership as a result of the partnership holding all of the class B shares issued by our company. Comprehensive income prior to the Arrangement is attributable to the partnership as a result of the partnership holding all of the class C shares issued by BIHC. Please refer to Note 3(b), Material Accounting Policy Information, for further details.

The accompanying notes are an integral part of the audited consolidated financial statements.

F-8 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2024	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068
Net (loss) income	—	(608)	—	—	(608)	680	72
Other comprehensive income	—	—	—	108	108	122	230
Comprehensive (loss) income	—	(608)	—	108	(500)	802	302
Capital provided to non-controlling interests	—	—	—	—	—	(1,058)	(1,058)
Distributions to non-controlling interests	—	—	—	—	—	(788)	(788)
Arrangement/reorganization	(391)	—	35	—	(356)	—	(356)
Other items	—	2	—	—	2	52	54
Balance as at December 31, 2024	$1	$509	$(2,344)	$581	$(1,253)	$3,475	$2,222

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net income	—	111	—	—	111	495	606
Other comprehensive income	—	—	—	167	167	49	216
Comprehensive income	—	111	—	167	278	544	822
Share issuance	339	—	—	—	339	—	339
Distributions to non-controlling interests	—	—	—	—	—	(458)	(458)
Acquisition of subsidiaries(2)	—	—	—	—	—	3,726	3,726
Other items	—	103	—	—	103	(103)	—
Balance as at December 31, 2023	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
(2)Refer to Note 5, Acquisition of businesses, for further details.

Brookfield Infrastructure Corporation     F-9

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P	Non-controlling interests	Total equity
Balance as at January 1, 2022	$53	$(193)	$(2,379)	$392	$(2,127)	$703	$(1,424)
Net income	—	1,094	—	—	1,094	525	1,619
Other comprehensive loss	—	—	—	(86)	(86)	(22)	(108)
Comprehensive income (loss)	—	1,094	—	(86)	1,008	503	1,511
Distributions to non-controlling interests	—	—	—	—	—	(448)	(448)
Balance as at December 31, 2022	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-10 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2024	2023	2022
Operating Activities
Net income		$72	$606	$1,619
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	11	—	23	29
Depreciation and amortization expense	9, 10, 18	775	365	211
Mark-to-market and other	6	323	73	(2)
Remeasurement of shares classified as financial liability	14	477	(34)	(1,058)
Deferred income tax expense (recovery)	20	9	20	(79)
Changes in non-cash working capital, net	26	87	6	173
Cash from operating activities		1,743	1,059	893

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	—	(3,086)	—
Investment in associates	11	—	—	(455)
Disposal of investments in associates	11	—	435	—
Purchase of long-lived assets	9, 10	(1,403)	(594)	(525)
Disposal of long-lived assets	9, 10	315	75	4
Purchase of financial assets		—	(57)	(71)
Sale of financial assets		—	53	—
Other investing activities		(22)	—	—
Cash used by investing activities		(1,110)	(3,174)	(1,047)

Financing Activities
Distributions to non-controlling interests		(788)	(458)	(448)
Capital provided (to) by non-controlling interest		(1,058)	2,911	—
Proceeds from non-recourse borrowings	15	7,763	1,313	2,143
Repayment of non-recourse borrowings	15	(5,628)	(1,136)	(1,060)
Loans and repayments from Brookfield Infrastructure	23	115	1,057	605
Loans and repayments to Brookfield Infrastructure	23	(781)	(1,472)	(138)
Issuance of class B Shares	19	1	—	—
Other financing activities		(52)	(32)	—
Settlement of deferred consideration		—	—	(1,106)
Cash (used by) from financing activities		(428)	2,183	(4)

Cash and cash equivalents
Change during the year		205	68	(158)
Impact of foreign exchange on cash		(70)	26	134
Balance, beginning of year		539	445	469
Balance, end of year		$674	$539	$445

Brookfield Infrastructure Corporation     F-11

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 1.  ORGANIZATION AND DESCRIPTION OF OUR COMPANY
a)Brookfield Infrastructure Corporation
Brookfield Infrastructure Corporation (our “company”) and its subsidiaries, own regulated utility investments in Brazil and the United Kingdom as well as a global intermodal logistics operation (the “businesses”). Our company was formed as a corporation established under the Business Corporation Act (British Columbia) (the “BCBCA”) on October 3, 2024 and is a subsidiary of Brookfield Infrastructure Partners L.P. (the “partnership”), which we also refer to as the parent company and Brookfield Infrastructure. The partnership, our company, Brookfield Infrastructure Holdings Corporation (“BIHC”;
formerly Brookfield Infrastructure Corporation) and our respective subsidiaries, are referred to collectively as our group. Brookfield Corporation (“BN”) is our company’s ultimate parent. The class A exchangeable subordinate voting shares of our company (“exchangeable shares”) are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”. The registered head office of our company is 250 Vesey Street, New York, NY, United States. The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole.
b)The Arrangement
On December 24, 2024, the partnership, BIHC and our company completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of the exchangeable shares of BIHC, other than BN and any subsidiary of BN, excluding our group and, unless the context requires otherwise, including Brookfield Asset Management Ltd. (collectively, “Brookfield”), received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable non-voting shares in the capital of BIHC (the “class A.2 exchangeable shares”) on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
Class A.2 shares are exchangeable for exchangeable shares on a one-for-one basis, subject to a restriction that limits the exchange by Brookfield and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% of more of the aggregate fair market value of all issued and outstanding shares of our company.
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company. A subsidiary of the partnership holds all of the issued and outstanding class B multiple voting shares, or class B shares, of our company, which represents a 75.0% voting interest in our company. The class B shares entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares.

F-12 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following describes the agreements resulting from the Arrangement:
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
ii)Class B shares
At any time, holders of class B shares have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial Instruments: Presentation (“IAS 32”).
iii)Credit facilities
In connection with the Arrangement, our company, as borrower, entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
Further details of the credit agreements with Brookfield Infrastructure are described in Note 23, Related Party Transactions.
iv)Other arrangements with Brookfield
Subsidiaries of BN provide management services to our company pursuant to the partnership’s existing Master Services Agreement. Please refer to Note 3(b), Material Accounting Policy Information, for further details. There will be no change in how the base management fee and incentive distribution fees are calculated, though our company is responsible for paying, or reimbursing the partnership for, our proportionate share of the total base management fee.
Further details of the Master Services Agreement are described in Note 23, Related Party Transactions.
Brookfield Infrastructure Corporation     F-13

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
c)Special Distribution of BIHC
On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby limited partnership unitholders of the partnership as of March 20, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share of BIHC (“BIHC exchangeable shares”) for every nine limited partnership units (“units”) held.
Immediately prior to the special distribution, a subsidiary of the partnership, Brookfield Infrastructure L.P. (“Holding LP”), completed a distribution of the BIHC exchangeable shares to all the holders of its equity units (the “Holding LP Distribution”). As a result of the Holding LP Distribution, (i) BN and its subsidiaries (other than entities within our group) received approximately 20.6 million BIHC exchangeable shares, and (ii) the partnership received approximately 48.9 million BIHC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding BIHC exchangeable shares, (ii) BN and its affiliates held approximately 29.6% of the issued and outstanding BIHC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or BIHC class B shares, which represent a 75.0% voting interest in BIHC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BIHC. The class C shares entitle the partnership to all of the residual value in BIHC after payment in full of the amount due to holders of BIHC exchangeable shares and BIHC class B shares.
Upon completion of the special distribution. holders of BIHC exchangeable shares held an aggregate 25.0% voting interest in BIHC. Immediately after the special distribution, BN, through its ownership of BIHC exchangeable shares, held an approximate 7.4% voting interest in BIHC. Holders of BIHC exchangeable shares, excluding BN, held an approximate 17.6% aggregate voting interest in BIHC. Together, BN and Brookfield Infrastructure held an approximate 82.4% voting interest in BIHC.
The following describes the agreements resulting from the special distribution:
i)BIHC exchangeable shares
At any time, holders of BIHC exchangeable shares had the right to exchange all or a portion of their exchangeable shares for one unit of the partnership per BIHC exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received. Due to their exchangeable features, the BIHC exchangeable shares were classified as liabilities. These shares were eliminated upon consolidation into BIPC.
Our board had the right upon sixty (60) days’ prior written notice to holders of BIHC exchangeable shares to redeem all of the then outstanding BIHC exchangeable shares at any time and for any reason, in its sole discretion and subject to applicable law, including without limitation following the occurrence of certain redemption events.
ii)BIHC class B shares and class C shares
At any time, holders of BIHC class B shares and class C shares will have the right to redeem for cash in an amount equal to the market price of a unit. Due to this cash redemption feature, both BIHC class B shares and class C shares are classified as financial liabilities.
F-14 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
iii)Credit facilities
Prior to the special distribution, BIHC entered into two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility permits BIHC to borrow up to $1 billion from Brookfield Infrastructure and the other constitutes an operating credit facility that permits Brookfield Infrastructure to borrow up to $1 billion from BIHC. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Further details of the credit agreements with Brookfield Infrastructure are described in Note 23, Related Party Transactions.
iv)Equity Commitment
Prior to the completion of the special distribution, Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called.
The rationale for the equity commitment is to provide BIHC with access to equity capital on an as-needed basis and to maximize our operating and financing flexibility.
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)			Voting Interest (%)
Defined Name	Name of entity		2024	2023	2022	2024	2023	2022
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	31	92	92	92
Global intermodal logistics operation	Triton International Limited(1),(2)	U.S.	27	28	—	100	100	—

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
(2)Refer to Note 5, Acquisition of businesses, for further details.
Brookfield Infrastructure Corporation     F-15

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These consolidated financial statements were authorized for issuance by the Board of Directors of our company on March 21, 2025.
(b)Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
For the periods prior to December 24, 2024, the financial statements represent those of BIHC, formerly Brookfield Infrastructure Corporation. During this period, all of the assets and liabilities presented were controlled by the partnership. Effective December 24, 2024, our company acquired an interest in BIHC and consolidated BIHC in its financial statements. The acquisition of interest in BIHC is a common control transaction where all transacting parties are subsidiaries of the partnership. As a result, the assets and liabilities of our company will be recorded at BIHC’s historical carrying values in our company’s consolidated financial statements. All intercompany balances, transactions, revenues and expenses within our company have been eliminated.
Our company incurs general corporate expenses according to the amended and restated master services agreement dated as of February 29, 2024, as amended from time to time, among the Service Recipients (as defined therein), BN, the Service Providers and others (the “Master Services Agreement”). The base management fee related to the services received under the Master Services Agreement has been recorded as part of general and administrative expenses in the consolidated financial statements.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
c)Continuity of Interests
Our company was established on October 3, 2024 by the partnership. On December 24, 2024, the date of the Arrangement, our company acquired an interest in BIHC and consolidated BIHC in its financial statements. As a result of the Arrangement, (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX. The partnership directly controlled BIHC prior to the Arrangement and continues to control our company subsequent to the Arrangement through ownership of the class B shares. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of our company. In accordance with our company’s and the partnership’s accounting policy, our company has reflected BIHC in its financial position and financial performance using BIHC’s carrying values prior to the Arrangement.
To reflect this continuity of interests, these consolidated financial statements provide comparative information of our company for the periods prior to December 24, 2024, as previously reported by BIHC. The economic and accounting impact of contractual relationships created or modified in conjunction with the acquisition of interest in BIHC by our company have been reflected prospectively from the date of the Arrangement and have not been reflected in the results of operations or financial position of our company prior to December 24, 2024, as such items were in fact not created or modified prior thereto. For the period after December 24, 2024, the results are based on the actual results of our company. As the partnership indirectly held all of the class C shares of BIHC prior to December 24, 2024, which was the only class of shares presented as equity, and the partnership indirectly holds all of the class B shares of our company after December 24, 2024, which is the only class of shares presented as equity, net income and equity attributable to common equity have been allocated to the partnership prior to and after December 24, 2024.
Brookfield Infrastructure Corporation     F-17

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(c)(ii), Organization and Description of our Company, the class C shares met certain qualifying criteria and were presented as equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities at fair value. As a result, the share capital pertaining to the class C shares was removed, and the difference between the fair value and carrying value of the class C shares was reflected as “Arrangement/reorganization” as shown in the consolidated statements of changes in equity.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Public service concessions that provide our company the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the estimated useful life of the underlying infrastructure with approximately 28 years remaining, on average.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
q)Earnings per Share
Our company’s basic and diluted earnings per share have not been presented in the consolidated financial statements. As outlined in Note 14, Financial Liabilities, and Note 19, Equity, exchangeable and class B shares are classified as financial liabilities, but class B shares are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. As each share classification represents a financial liability, they do not constitute ordinary shares. Refer to the aforementioned notes for further details.
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
a)Common control transactions
IFRS 3 (2008), Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of financial position, operating results, changes in equity and cash flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.
Brookfield Infrastructure Corporation     F-25

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

F-26 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Recently adopted accounting standards
Our company applied new and revised standards issued by the IASB which are applicable to our company beginning on or after January 1, 2024. The impact of these amendments on our company’s accounting policies are as follows:
International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
Our company operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Our company has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of our company.
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of our company.
Future accounting policies
The following are accounting policies issued that our company expects to adopt in the future:
IAS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Our company is in the process of determining the impact of the amendments on its consolidated financial statements.
Brookfield Infrastructure Corporation     F-27

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 4.  ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In December 2024, our company agreed to the sale of its 33% interest in a subsidiary of our global intermodal logistics operation, which owns and leases stabilized intermodal container assets to customers, for net proceeds of approximately $430 million ($116 million to our company). Our global intermodal logistics operation will retain a 67% interest as an investment in associate and continue to manage the subsidiary under a management agreement. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at December 31, 2024.

The major classes of assets and liabilities classified as held for sale are as follows:

US$ MILLIONS	Dec. 31, 2024
Assets
Accounts receivable and other current assets	$42
Current assets	42
Property, plant and equipment	1,775
Intangible assets	105
Other non-current assets	36
Total assets classified as held for sale	$1,958

Liabilities
Accounts payable and other liabilities	$12
Non-recourse borrowings	1,197
Total liabilities associated with assets held for sale	1,209
Net assets classified as held for sale	$749

F-28 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 5.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023

a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, our company, alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). Our company has an effective 28% interest in Triton. Concurrently, our company entered into a voting agreement with an affiliate of BN, providing our company the right to direct the relevant activities of the entity, thereby providing our company with control. Accordingly, our company consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other (expense) income within the Consolidated Statement of Operating Results for the year ended December 31, 2023.
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(1)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(2)	(3,997)
Net assets acquired	$1,156

(1)Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
(2)Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by our company, measured at fair value at the acquisition dates.
Brookfield Infrastructure Corporation     F-29

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

F-30 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$674	$674
Accounts receivable and other (current and non-current)	—	2,268	2,268
Financial assets (current and non-current)(1)	232	—	232
Due from Brookfield Infrastructure	—	1,278	1,278
Total	$232	$4,220	$4,452

Financial liabilities
Accounts payable and other (current and non-current)	$—	$722	$722
Non-recourse borrowings (current and non-current)	—	12,178	12,178
Shares classified as financial liability(2)	—	4,644	4,644
Financial liabilities (current and non-current)(1)	33	—	33
Loans payable to Brookfield Infrastructure	—	102	102
Total	$33	$17,646	$17,679

(1)Derivative instruments which are elected for hedge accounting totaling $232 million are included in financial assets and $33 million are included in financial liabilities.
(2)Class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii), Organization and Description of our Company, the class B shares meet certain qualifying criteria and are presented as equity. See Note 19, Equity.

Brookfield Infrastructure Corporation     F-31

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$539	$539
Accounts receivable and other (current and non-current)	—	2,218	2,218
Financial assets (current and non-current)(1)	103	—	103
Due from Brookfield Infrastructure	—	1,288	1,288
Total	$103	$4,045	$4,148

Financial liabilities
Accounts payable and other (current and non-current)	$—	$837	$837
Non-recourse borrowings (current and non-current)	—	12,028	12,028
Shares classified as financial liability(2)	—	4,153	4,153
Financial liabilities (current and non-current)(1)	75	—	75
Loans payable to Brookfield Infrastructure	—	26	26
Total	$75	$17,044	$17,119

(1)Derivative instruments which are elected for hedge accounting totaling $103 million are included in financial assets and $75 million are included in financial liabilities.
(2)Class C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(c)(ii), Organization and Description of our Company, the class C shares meet certain qualifying criteria and are presented as equity. See Note 19, Equity.
F-32 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table provides the carrying values and fair values of financial instruments as at December 31, 2024 and December 31, 2023:

	Dec. 31, 2024		Dec. 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$674	$674	$539	$539
Accounts receivable and other (current and non-current)	2,268	2,268	2,218	2,218
Financial assets (current and non-current)	232	232	103	103
Due from Brookfield Infrastructure	1,278	1,278	1,288	1,288
Total	$4,452	$4,452	$4,148	$4,148

	Dec. 31, 2024		Dec. 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$722	$722	$837	$837
Non-recourse borrowings (current and non-current)(1)	12,178	11,919	12,028	11,836
Shares classified as financial liability(2)	4,644	4,644	4,153	4,153
Financial liabilities (current and non-current)	33	33	75	75
Loans payable to Brookfield Infrastructure	102	102	26	26
Total	$17,679	$17,420	$17,119	$16,927

(1)Non-recourse borrowings are classified under level 2 of the fair value hierarchy, with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
(2)Class B and C shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(b)(ii) and Note 1(c)(ii), Organization and Description of our Company, the class B and C shares meet certain qualifying criteria and are presented as equity.

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
Brookfield Infrastructure Corporation     F-33

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2024, pre-tax net unrealized gains of $1 million (2023: losses of $24 million, 2022: losses of $58 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2024, there was a net derivative asset balance of $199 million relating to derivative contracts designated as cash flow hedges (2023: $28 million).
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
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2024	Dec. 31, 2023
Interest rate swaps & other	Level 2(1)
Financial assets		$232	$103
Financial liabilities		33	75

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

F-34 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 7.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2024	2023
Cash	$68	$111
Cash equivalents(1)	606	428
Total cash and cash equivalents	$674	$539

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTE 8.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2024	2023
Current:
Accounts receivable(1)	$648	$797
Finance lease receivables	108	91
Prepayments & other assets	30	51
Total current	$786	$939

Non-current:
Finance lease receivables	$1,315	$1,239
Restricted cash(2)	79	91
Other assets	155	94
Total non-current	$1,549	$1,424

(1)Includes $200 million (2023: $291 million) receivable from one customer. Please refer to Note 17 for revenues attributable to this customer.
(2)Restricted cash primarily relates to our company’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.

Brookfield Infrastructure Corporation     F-35

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 9.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2023	$3,947	$(707)	$1,478	$4,718
Additions, net of disposals	468	15	—	483
Acquisitions through business combinations(1)	8,811	—	—	8,811
Non-cash additions	(11)	(5)	—	(16)
Depreciation expense	—	(252)	—	(252)
Fair value adjustments	—	—	142	142
Net foreign currency exchange differences	223	(41)	83	265
Balance at December 31, 2023	$13,438	$(990)	$1,703	$14,151
Additions, net of disposals	1,035	23	—	1,058
Non-cash additions	(224)	(6)	—	(230)
Depreciation expense	—	(650)	—	(650)
Assets reclassified as held for sale(2)	(1,866)	91	—	(1,775)
Fair value adjustments	—	—	119	119
Net foreign currency exchange differences	(86)	17	(32)	(101)
Balance at December 31, 2024	$12,297	$(1,515)	$1,790	$12,572

(1)See Note 5, Acquisition of Businesses, for additional information.
(2)See Note 4, Assets and Liabilities classified as Held for Sale, for additional information.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024 and 2023. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2024				Dec. 31, 2023
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	8%	16x	10 yrs	Discounted cash flow model	8%	15x	10 yrs
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
F-36 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
At December 31, 2024, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $119 million (2023: $142 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by stable cash flows as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at our U.K. regulated distribution business associated with new connections added during the year and increased tariffs.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $11,061 million as at December 31, 2024 (2023: $12,700 million).
NOTE 10.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Cost	$3,762	$4,657
Accumulated amortization	(870)	(958)
Total	$2,892	$3,699
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Brazilian regulated gas transmission operation	$2,299	$2,970
Global intermodal logistics operation(1)	576	704
U.K. regulated distribution operation	17	25
Total	$2,892	$3,699

(1)See Note 5, Acquisition of Businesses, for additional information.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The intangible assets at our U.K. regulated distribution operation relate to customer order backlogs, which represents the present value of future earnings derived from the build out of contracted connections at the acquisition date of the U.K. regulated distribution operation.
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2024. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Cost at beginning of the year	$4,657	$3,629
Acquisitions through business combinations(1)	—	710
Additions, net of disposals	30	36
Non cash additions	35	—
Assets reclassified as held for sale(2)	(110)	—
Foreign currency translation	(850)	282
Cost at end of year	$3,762	$4,657

(1)See Note 5, Acquisition of Businesses, for additional information.
(2)See Note 4, Assets and Liabilities classified as Held for Sale, for additional information.

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Accumulated amortization at beginning of year	$(958)	$(782)
Amortization	(125)	(113)
Assets reclassified as held for sale(1)	5	—
Foreign currency translation	208	(63)
Accumulated amortization at end of year	$(870)	$(958)

(3)See Note 4, Assets and Liabilities classified as Held for Sale, for additional information.

F-38 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 11.  INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

	For the year ended
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Balance at the beginning of the period	$—	$428
Acquisitions	—	—
Share of (losses) earnings for the year	—	(20)
Foreign currency translation & other	—	25
Share of other comprehensive (loss) income	—	(27)
Distributions	—	(3)
Disposition of interest	—	(403)
Ending Balance	$—	$—
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
As at December 31, 2024 and December 31, 2023, our company did not hold any investments in associates.
The following tables present the gross amounts of revenue, net income, other comprehensive income from our company’s investments in associates for the year ended December 31, 2023:

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
Brookfield Infrastructure Corporation     F-39

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the cash flow activities of our company’s investments in associates for the year ended December 31, 2023:

	Year ended December 31, 2023
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Brookfield Infrastructure Partners LP
Australian regulated utility	$380	$(395)	$1	$(14)	$(13)	$(1)
Total	$380	$(395)	$1	$(14)	$(13)	$(1)

NOTE 12.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Balance at beginning of the year	$1,726	$518
Acquisitions through business combinations(1)	—	1,163
Foreign currency translation and other	(117)	45
Balance at end of the year	$1,609	$1,726

(1)See Note 5, Acquisition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2024, the recoverable amount exceeded the carrying amount of each cash generating unit.
Goodwill is allocated to the following cash generating units or group of cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Global intermodal logistics operation(1)	$1,163	$1,163
Brazilian regulated gas transmission operation	411	526
U.K. regulated distribution operation	35	37
Total	$1,609	$1,726

(1)See Note 5, Acquisition of Businesses, for additional information.
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 17%, terminal value multiples of 5x to 15x and discrete cash flow periods from 10 to 18 years (2023: 11% to 17%, 10x to 15x, and 9 to 18 years, respectively).
F-40 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Current:
Accounts payable	$67	$85
Accrued & other liabilities	653	759
Deferred revenue(1)	274	255
Total current	$994	$1,099

Non-current:
Deferred revenue(1)	$165	$264
Provisions & other liabilities	55	61
Total non-current	$220	$325

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation and advance customer payments for container leases at our global intermodal logistics operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2024, 62% is estimated to be realized during 2025, 20% during 2026, 4% during 2027, and 14% will be realized in more than 3 years.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 25, Financial Risk Management.
NOTE 14.  FINANCIAL LIABILITIES

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Current:
Interest rate swaps	$32	$60
Total current financial liabilities	$32	$60

Non-current:
Interest rate swaps	$1	$15
Total non-current financial liabilities	$1	$15

Exchangeable shares, class B shares and class C shares
The BIHC exchangeable and BIHC class B shares were classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows were based on the price of one unit of the partnership.
Brookfield Infrastructure Corporation     F-41

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
On December 24, 2024, our company completed the Arrangement. As a result, (i) holders of the BIHC exchangeable shares, other than Brookfield, received our company’s exchangeable shares in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis. The exchangeable shares, class A.2 exchangeable shares and class C shares, upon consolidation into our company, are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows were based on the price of one unit of the partnership.
In September 2023, our company issued approximately 21.1 million exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued approximately 9 million class C shares to Brookfield Infrastructure to partially finance the acquisition.
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2024, our company issued 199,066 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
During the year ended December 31, 2024, our shareholders exchanged 19,223 exchangeable shares for an equal number of partnership units. As at December 31, 2024, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $31.79 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results. Our company declared and paid dividends of $213 million on its exchangeable shares outstanding during the year ended December 31, 2024 (2023: $178 million, 2022: $158 million). Dividends paid on exchangeable shares are presented as interest expense in the Consolidated Statements of Operating Results.
The following table provides a continuity schedule of outstanding exchangeable shares, class A.2 shares, class B shares, and class C shares along with our corresponding liability and remeasurement gains and losses. Exchangeable shares prior to the Arrangement refer to the exchangeable shares of BIHC, whereas exchangeable shares post the Arrangement refer to the exchangeable shares of our company.
F-42 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Exchangeable shares outstanding (Shares)	Class A.2 shares outstanding (Shares)	BIHC Class B shares outstanding (Shares)	Class C shares outstanding (Shares)(1)	Shares classified as financial liability (US$ Millions)
Balance at January 1, 2023	110,567,671	—	2	$—	$3,426
Share issuance(2)	21,094,441	—	—	—	751
Share issuance - BIPC Exchangeable LP Unit exchanges	220,956	—	—	—	10
Shares exchanged to units	(11,002)	—	—	—	—
Remeasurement of liability	—	—	—	—	(34)
Balance at December 31, 2023	131,872,066	—	2	$—	$4,153
Share issuance - BIPC Exchangeable LP Unit exchanges	199,066	—	—	—	6
Shares exchanged to units	(19,223)	—	—	—	—
Arrangement/reorganization(3)	(13,012,789)	13,012,789	1	11,117,660	8
Remeasurement of liability	—	—	—	—	477
Balance at December 31, 2024	119,039,120	13,012,789	3	11,117,660	$4,644

(1)     Prior to the Arrangement, class C share were classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(c)(ii), Organization and Description of our Company, the class C shares met certain qualifying criteria and were presented as equity. See Note 19, Equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities.
(2)     Refer to Note 5, Acquisition of Businesses, for further details
(3)     The class C shares were remeasured to reflect the NYSE closing price of one unit, $32.00 per share, as of the Arrangement. Following the Arrangement, a $348 million return of capital was issued to the class C shareholders.
Similar to exchangeable shares, class B shares are classified as liabilities due to their cash redemption feature. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32. Refer to Note 19, Equity, for further details related to class B shares.
NOTE 15.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Current	$667	$1,021
Non-current	11,511	11,007
Total	$12,178	$12,028
Brookfield Infrastructure Corporation     F-43

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Non-recourse borrowings increased as compared to December 31, 2023 due to incremental net borrowings of $2.1 billion, partially offset by $1.2 billion of non-recourse borrowings reclassified to held for sale at our global intermodal logistics operation and the impact of foreign exchange of $0.8 billion primarily driven by the weakening of the Brazilian real relative to the U.S. dollar.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2025	$781
2026	1,321
2027	698
2028	846
2029	3,175
Thereafter	5,814
Total principal repayments	12,635
Deferred financing costs and other	(457)
Total - Dec. 31, 2024	$12,178
Total - Dec. 31, 2023	$12,028

The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2024	2023
Weighted average interest rates	6%	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2024	Local Currency		Dec. 31, 2023	Local Currency
U.S. dollars	$6,989	USD	$6,989	$8,517	USD	$8,517
British pounds	2,860	GBP	2,285	2,744	GBP	2,155
Brazilian real	2,786	BRL	17,250	1,543	BRL	7,467

F-44 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2024	Cash Flows	Held for sale(1)	Foreign Exchange Movement and Other	Dec. 31, 2023
Non-recourse borrowings	$12,178	$2,135	$(1,197)	$(788)	$12,028

US$ MILLIONS	Dec. 31, 2023	Cash Flows	Acquisitions	Foreign Exchange Movement and Other	Dec. 31, 2022
Non-recourse borrowings	$12,028	$177	$7,041	$233	$4,577

(1)See Note 4, Assets and Liabilities classified as Held for Sale, for additional information.
NOTE 16.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Financial Position:

	As of December 31, 2024
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation(1)	$871	$2,936	$745	$3,779	$(402)	$(315)
U.K. regulated distribution operation	265	5,882	561	3,725	365	1,496
Global intermodal logistics operation	2,346	10,005	1,565	6,213	3,512	1,061
Total	$3,482	$18,823	$2,871	$13,717	$3,475	$2,242

(1)During the year ended December 31, 2024, our Brazilian regulated distribution operation completed a dividend recapitalization of $1.7 billion.

	As of December 31, 2023
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation	$747	$3,576	$549	$3,099	$526	$149
U.K. regulated distribution operation	312	5,579	387	3,744	344	1,416
Global intermodal logistics operation(1)	435	11,950	984	6,639	3,597	1,165
Total	$1,494	$21,105	$1,920	$13,482	$4,467	$2,730

(1)See Note 5, Acquisition of Businesses, for additional information.
Brookfield Infrastructure Corporation     F-45

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Operating Results:

	Year ended December 31, 2024
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,357	$318	$102	$135	$59
U.K. regulated distribution operation	741	20	11	78	45
Global intermodal logistics operation	1,568	342	9	108	4
Total	$3,666	$680	$122	$321	$108

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,483	$455	$44	$202	$19
U.K. regulated distribution operation	635	19	38	78	154
Global intermodal logistics operation(1)	385	56	(33)	22	(13)
Total	$2,503	$530	$49	$302	$160

(1)See Note 5, Acquisition of Businesses, for additional information.

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Loss	Net Income	Other Comprehensive Loss
Brazilian regulated gas transmission operation	$1,314	$506	$(2)	$225	$(1)
U.K. regulated distribution operation	572	19	(20)	75	(78)
Total	$1,886	$525	$(22)	$300	$(79)
F-46 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2024			Year ended December 31, 2023
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$585	$(178)	$(158)	$739	$(36)	$(742)
U.K. regulated distribution operation	282	(439)	113	226	(487)	309
Global intermodal logistics operation(1)	1,133	(600)	(532)	327	(3,048)	2,828
Total	$2,000	$(1,217)	$(577)	$1,292	$(3,571)	$2,395

(1)See Note 5, Acquisition of Businesses, for additional information.

	Cash Flow Activities
	Year ended December 31, 2022
US$ MILLIONS	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$783	$(80)	$(824)
U.K. regulated distribution operation	293	(432)	101
Total	$1,076	$(512)	$(723)
NOTE 17.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Gas Transmission	$1,357	$1,483	$1,314
Distribution	512	397	372
Leasing	1,568	385	—
Connections	192	200	171
Other	37	38	29
Total	$3,666	$2,503	$1,886
During the year ended December 31, 2024, revenues benefited from the acquisition of our global intermodal logistics operation, along with inflationary tariff increases and capital commissioned into rate base.
Brookfield Infrastructure Corporation     F-47

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Brazil	$1,359	$1,483	$1,314
United Kingdom	746	635	572
United States	41	12	—
France	307	70	—
Switzerland	311	71	—
Singapore	318	54	—
China	124	51	—
Denmark	179	40	—
Hong Kong	88	17	—
Germany	46	12	—
Other	147	58	—
	$3,666	$2,503	$1,886
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2024, revenue generated from this customer was $1,287 million (2023: $1,449 million, 2022: $1,314 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
United Kingdom	$5,916	$5,624
Brazil	2,950	3,596
Switzerland	1,897	2,197
France	1,881	2,170
Singapore	2,092	1,800
China	1,041	1,573
Denmark	1,097	1,232
United States	295	375
Australia	4	5
Other Asia	814	1,270
Other Europe	17	632
Other	819	631
	$18,823	$21,105
F-48 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 18.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2024, 2023 and 2022.

US$ MILLIONS	2024	2023	2022
Depreciation and amortization	$775	$365	$211
Transportation and distribution	255	195	184
Operations and maintenance	140	94	56
Compensation	150	87	59
Cost of inventory	4	2	5
Other	54	35	27
Total	$1,378	$778	$542
NOTE 19.  EQUITY
Our company’s equity is comprised of the following shares:

	Class B Shares (Shares)	Class C Shares (Shares)	Share Capital (US$ Millions)
Balance at January 1, 2023	—	2,103,677	$53
Share issuance	—	9,013,983	339
Balance at December 31, 2023	—	11,117,660	$392
Arrangement/reorganization	31,909	(11,117,660)	(391)
Balance at December 31, 2024	31,909	—	$1
Our company’s share capital is comprised of exchangeable shares and class B shares. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
Prior to the Arrangement, although class C shares were classified as financial liabilities due to their cash redemption feature, the class C shares met certain qualifying criteria under IAS 32 and were presented as equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities. As a result, the $392 million of share capital was removed.
As part of the Arrangement, our company issued 31,909 class B shares to Brookfield Infrastructure in exchange for $1 million.
In September 2023, our company issued 9 million class C shares to the partnership at $37.64 per share for a total value of $339 million.
Brookfield Infrastructure Corporation     F-49

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 20.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company and its corporate subsidiaries, and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2024	2023
Deferred income tax assets
Financial instruments and other	$20	$18
Tax losses carried forward	35	38
	$55	$56
Deferred income tax liabilities
Long-lived assets	$(2,003)	$(2,151)
Net deferred income tax liabilities	$(1,948)	$(2,095)
Reflected in the statement of financial position as follows:
Deferred tax assets	$37	$40
Deferred tax liabilities	(1,985)	(2,135)
Net deferred tax liabilities	$(1,948)	$(2,095)
The deferred tax asset related to losses available for carry forward includes $35 million (2023: $38 million) of tax benefits that have been recognized based on projections of future taxable profits.
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2024	Net Income	Other Comprehensive Income	Other(1)	Dec. 31, 2024
Deferred tax assets related to non-capital losses and capital losses	$38	$(2)	$—	$(1)	$35
Deferred tax liabilities related to differences in tax and book basis, net	(2,133)	(7)	(24)	181	(1,983)
Net deferred tax liabilities	$(2,095)	$(9)	$(24)	$180	$(1,948)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
F-50 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
The amount of non-capital losses for which no deferred income tax assets have been recognized is approximately $55 million (2023: $41 million). Deferred tax assets not recognized relating to non-capital losses of $2 million (2023: $2 million) will be carried forward indefinitely and $53 million (2023: $39 million) will be carried forward for greater than five years from the reporting date.
Brookfield Infrastructure Corporation     F-51

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Tax expense comprises:
Current income tax expense	$356	$348	$341
Deferred income tax expense
Origination and reversal of temporary differences	18	22	16
Change in tax rates or the imposition of new taxes	(8)	4	—
Deferred tax assets recognized	(1)	(6)	(95)
Total income tax expense	$365	$368	$262
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$437	$974	$1,881
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	120	328	576
Change in tax rates and new legislation	(8)	4	—
International operations subject to different tax rates	46	6	(1)
Taxable income attributable to non-controlling interests	1	—	(2)
Deferred tax assets recognized	(1)	(6)	(95)
Foreign exchange	31	(6)	12
Non-deductible dividends on exchangeable shares	56	47	42
Non-deductible remeasurement adjustments on exchangeable and class B shares	126	(9)	(280)
Permanent differences and other	(6)	4	10
Income tax expense recognized in profit or loss	$365	$368	$262
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$30	$36	$25
Cash flow hedges	(6)	6	(19)
Other	—	(8)	8
Total income tax recognized directly in other comprehensive income	$24	$34	$14
F-52 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$1,005	$(709)	$(17)	$27	$306
Other comprehensive income (loss)	85	109	—	(27)	167
Balance at December 31, 2023	$1,090	$(600)	$(17)	$—	$473
Other comprehensive income	71	35	2	—	108
Balance at December 31, 2024	$1,161	$(565)	$(15)	$—	$581
NOTE 22.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2024, our company had $560 million (2023: $695 million) of commitments outstanding, of which 21% mature in less than one year, 64% between two and five years, and 15% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to certain service providers (the “Service Providers”), which are subsidiaries of BN, equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. The fee attributable to our company is recorded on the Consolidated Statements of Operating Results in general and administrative expenses. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
Brookfield Infrastructure Corporation     F-53

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 23.  RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Since inception, Brookfield Infrastructure has had a management agreement, the Master Services Agreement, with the Service Providers which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
The base management fee attributable to our company was $67 million for the year ended December 31, 2024 (2023: $63 million, 2022: $63 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2024, revenues of $1 million were generated (2023: less than $1 million, 2022: less than $1 million) and $nil expenses were incurred (2023: $nil, 2022: $nil).
A subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing BIHC and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. Such credit agreements terminate on March 31, 2030. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding we will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2024, $nil (December 31, 2023: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
F-54 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
On December 24, 2024, the partnership, BIHC and our company completed the Arrangement pursuant to which (i) holders of the exchangeable shares of BIHC, other than Brookfield, received exchangeable shares of our company in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to our company in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the exchangeable shares of BIHC were delisted; and (iv) the exchangeable shares of our company were listed on the NYSE and TSX.
In connection with the Arrangement, our company entered into two deposit agreements with Canada Holdco, one as depositor/lender and one as depositee/borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, our company, as borrower, entered into a credit agreement with Canada Holdco, as lender, pursuant to which Canada Holdco established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, CORRA, or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2024, $nil (December 31, 2023: $nil) was called on the equity commitment.
BIPC Holdings Inc., a wholly owned subsidiary of BIHC, fully and unconditionally guaranteed (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture dated October 10, 2012 among the Co-Issuers and Computershare Trust Company of Canada under which such securities are issued, (ii) certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iii) the obligations of Brookfield Infrastructure under its bilateral credit facilities. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In addition, BIPC Holdings Inc. guaranteed (i) subordinated debt securities issued by Brookfield Infrastructure Finance ULC or BIP Bermuda Holdings I Limited on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, and (ii) the obligations of Brookfield Infrastructure Holdings (Canada) Inc. under its commercial paper program.
Brookfield Infrastructure Corporation     F-55

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
On March 28, 2023, a subsidiary of our company entered into a loan agreement with an affiliate of Brookfield for total proceeds of $250 million, which accrued interest at SOFR plus 200 basis points per annum and matured on May 24, 2024. This loan was non-recourse to our company and was presented as non-recourse borrowings on the consolidated statements of financial position. Interest accrued during the year ended December 31, 2024 was $8 million (December 31, 2023: $14 million), respectively. Upon maturity, the loan was restructured and settled as a non-cash transaction with Brookfield Infrastructure through a combination of settling pre-existing loans and establishing new loan agreements.
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $57 million as of December 31, 2024. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the year ended December 31, 2024 was $10 million (December 31, 2023: $14 million).
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024 to extend an additional $17 million to Brookfield Infrastructure. As of December 31, 2024, the balance outstanding on this loan was $43 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2024 was $1 million.
As at December 31, 2024, the balance outstanding on our deposit with Brookfield Infrastructure was $1,178 million (December 31, 2023: $1,038 million). As at December 31, 2024, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: $26 million) following a non-cash settlement of $26 million on May 24, 2024. The deposit arrangements accrue interest at 0.2% per annum. During the year ended December 31, 2024, interest accrued on the deposit with Brookfield Infrastructure was $3 million (December 31, 2023: less than $1 million). During the year ended December 31, 2024, interest accrued on the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2023: less than $1 million).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2024 was $4 million.
As at December 31, 2024, our company had accounts payable of $30 million (December 31, 2023: $10 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $19 million (December 31, 2023: $19 million) from subsidiaries of Brookfield Infrastructure.
F-56 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The aggregate notional amount of our company’s derivative positions at December 31, 2024 and 2023 were as follows:

		As of December 31,
US$ MILLIONS	Note	2024	2023
Interest rate swaps and other	(a)	$2,556	$2,946
		$2,556	$2,946
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2024 and 2023:

US$ MILLIONS	Unrealized Gains During 2024	Unrealized Losses During 2024	Net Change During 2024	Net Change During 2023
Interest rate swaps and other	$56	$(7)	$49	$(12)
	$56	$(7)	$49	$(12)
(a)Interest Rates
At December 31, 2024, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $2,556 million (2023: $2,946 million).
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2024 and the comparative notional amounts at December 31, 2023. Our Company’s derivative instruments qualify for hedge accounting:

	2024				2023
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Interest rate swaps and other	$870	$1,436	$250	$2,556	$2,946
	$870	$1,436	$250	$2,556	$2,946
Brookfield Infrastructure Corporation     F-57

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2024 and 2023 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2024			2023
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$2,556	$1	$—	$2,946	$(24)	$—
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

(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2023.
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2024	2023
Non-recourse borrowings	$12,178	$12,028
Cash and cash equivalents	(674)	(539)
Net debt	11,504	11,489
Shares classified as financial liability	4,644	4,153
Loans payable to Brookfield Infrastructure	102	26
Total equity	2,222	4,068
Total capital and net debt	$18,472	$19,736
Net debt to capitalization ratio	62%	58%
F-58 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2024
US$ MILLIONS
Accounts payable and other liabilities	$697	$5	$13	$7	$722
Non-recourse borrowings	781	1,321	4,719	5,814	12,635
Financial liabilities	32	1	—	—	33
Shares classified as financial liability	4,644	—	—	—	4,644
Loans payable to Brookfield Infrastructure	102	—	—	—	102
Interest Expense:
Non-recourse borrowings	900	834	1,852	1,273	4,859

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2023
US$ MILLIONS
Accounts payable and other liabilities	$821	$5	$4	$7	$837
Non-recourse borrowings	1,203	917	5,338	5,346	12,804
Financial liabilities	60	1	13	1	75
Exchangeable and class B shares	4,153	—	—	—	4,153
Loans payable to Brookfield Infrastructure	26	—	—	—	26
Interest Expense:
Non-recourse borrowings	662	588	1,214	988	3,452

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

	2024
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$7	$(7)
Other comprehensive income to the partnership(1)	—	—

(1)Net income and other comprehensive income is attributable to the partnership subsequent to the Arrangement as a result of the partnership holding all of the class B shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.
F-60 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The tables below set out our company’s currency exposure at December 31, 2024, 2023 and 2022:

2024
US$ MILLIONS	USD	GBP	BRL	EUR & Others	Total
Assets:
Current assets	$2,325	$273	$871	$13	$3,482
Non-current assets	10,002	5,882	2,936	3	18,823
	$12,327	$6,155	$3,807	$16	$22,305
Liabilities:
Current liabilities	$1,563	$561	$745	$2	$2,871
Non-current liabilities	6,213	3,725	3,779	—	13,717
	$7,776	$4,286	$4,524	$2	$16,588
Non-controlling interest	3,496	372	(402)	9	3,475
Net investment attributable to Brookfield Infrastructure	$1,055	$1,497	$(315)	$5	$2,242

2023
US$ MILLIONS	USD	GBP	BRL	EUR & Others	Total
Assets:
Current assets	$419	$318	$747	$10	$1,494
Non-current assets	11,947	5,580	3,576	2	21,105
	$12,366	$5,898	$4,323	$12	$22,599
Liabilities:
Current liabilities	$982	$387	$549	$2	$1,920
Non-current liabilities	6,639	3,744	3,099	—	13,482
	$7,621	$4,131	$3,648	$2	$15,402
Non-controlling interest	3,586	348	526	7	4,467
Net investment attributable to Brookfield Infrastructure	$1,159	$1,419	$149	$3	$2,730

Brookfield Infrastructure Corporation     F-61

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

	Impact on Net Income to the Partnership
	2024		2023		2022
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(8)	$8	$(8)	$8	$(8)	$8
USD/BRL	(14)	14	(20)	20	(23)	23
USD/AUD	—	—	2	(2)	(1)	1

	Impact on Parent Equity
	2024		2023		2022
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(150)	$150	$(142)	$142	$(123)	$123
USD/BRL	31	(31)	(15)	15	(12)	12
USD/EUR	—	—	(1)	1	—	—
USD/AUD	—	—	—	—	(43)	43
F-62 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
NOTE 26.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Interest paid	$954	$678	$554
Income taxes paid	417	318	292
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Accounts receivable	$140	$(85)	$(61)
Accounts payable and other	(53)	91	234
Changes in non-cash working capital, net	$87	$6	$173

Brookfield Infrastructure Corporation     F-63