Form 20-F
period 2025-12-31
Brookfield Infrastructure Corp
filed 2026-03-17
CIK 1788348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2025
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
119,982,167 Class A Exchangeable Subordinate Voting Shares as of December 31, 2025
31,909 Class B Multiple Voting Shares as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

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

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “we”, “us”, “our” and “our company” refer to, (i) prior to December 24, 2024, Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and (ii) on or after December 24, 2024, Brookfield Infrastructure Corporation (formerly 1505109 B.C. Ltd.), in each case including any subsidiaries thereof, references to “Brookfield Infrastructure” mean the partnership collectively with Holding LP, the Brookfield Infrastructure Holding Entities and the Brookfield Infrastructure Operating Entities (but excluding BIPC and BIHC and their respective subsidiaries) (each as defined below), and references to “our group” mean, collectively, Brookfield Infrastructure, BIPC and BIHC, together with their respective subsidiaries. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “£” or “GBP” are to pound sterling and all references to “€” or “EUR” are to Euros, and, unless the context suggests otherwise, references to:
•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“Arrangement” have the meaning ascribed thereto under Item 4.A “History and Development of Brookfield Infrastructure”;
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
•“BIPC Exchange LP” are to Brookfield Infrastructure Corporation Exchange Limited Partnership, a subsidiary of the partnership;
Brookfield Infrastructure Corporation     1

•“BIPC Exchangeable LP Units” are to the exchangeable units of BIPC Exchange LP, which were issued in connection with the acquisition by the partnership and its institutional partners of Inter Pipeline Ltd. (“IPL” or “Inter Pipeline”), and which provide holders with economic terms that are substantially equivalent to exchangeable shares and are exchangeable, on a one-for-one basis, for exchangeable shares;
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
2        Brookfield Infrastructure Corporation

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
•“GHG” has the meaning ascribed thereto under Item 4.B “Business Overview — Our Operations — 2025 Highlights”;
•“group” are to, collectively, Brookfield Infrastructure, BIPC and, unless the context otherwise requires, BIHC, together with their respective subsidiaries;
•“GTAs” are to inflation-adjusted gas transportation agreements;
Brookfield Infrastructure Corporation     3

•“Holding Entities” are to certain subsidiaries of the Holding LP, from time-to-time, through which our group holds all of its interests in the operating entities;
•“Holding LP” are to Brookfield Infrastructure L.P.;
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
4        Brookfield Infrastructure Corporation

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
•“Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and Brookfield Private Capital (DIFC) Limited, each of which is an indirect wholly-owned subsidiary of BAM, and, unless the context otherwise requires, includes any other affiliate of BN that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to the partnership, Holding LP, certain of the Brookfield Infrastructure Holding Entities, BIPC, BIHC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“shareholder” are to a holder of exchangeable shares;
•“SOFR” are to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York;
Brookfield Infrastructure Corporation     5

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

Factors that could cause our actual results to differ materially from those contemplated or implied by the forward-looking statements and information in this annual report on Form 20-F include, without limitation:

•our group’s strategic initiatives may not be completed as planned and our group may not realize the anticipated benefits therefrom;

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

•pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;

•the acquisition of distressed companies may subject our group to increased risks, including the incurrence of additional legal or other expenses;

•our group’s ability to renew existing contracts and win additional contracts with existing or potential customers;

Brookfield Infrastructure Corporation     7

•deployment of capital for our group’s committed backlog and other projects our group is pursuing may be delayed, curtailed or redirected altogether;

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

•our group may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;

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

Brookfield Infrastructure Corporation     9

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
10        Brookfield Infrastructure Corporation

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
•Risks relating to market sentiment around exchanges of exchangeable shares into units.
•Risks relating to future sales or issuances of our securities or the units, preferred units or securities exchangeable into our securities or the units, or the perception of such sales or issuances.
•Risks relating to the Rights Agreement having terminated on March 31, 2025.
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
Risks Relating to Our Group’s Operating Entities, Operating Geographies and the Infrastructure Industry
Some of our group’s operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.
Some of our group’s operations are critically linked to the transport or production of key commodities. While our group endeavors to protect against short to medium-term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and, in some cases, contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our group’s operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our group’s efforts to maximize contractual protections.

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
14        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     17

In addition, construction projects may be exposed to significant liquidated damages to the extent that commercial operations are delayed beyond prescribed dates or that performance levels do not meet guaranteed levels.
Our group currently has a significant amount of committed backlog. Our group can provide no assurance that our group will be able to complete these capital projects on time or within budget. In addition, our group is pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, our group can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.
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
Brookfield Infrastructure Corporation     19

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
Our group’s operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions, it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where our group has operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our group’s operations and impact on their business, financial condition and results of operations.
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
20        Brookfield Infrastructure Corporation

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
While our group’s strategy is to structure these arrangements to afford our group certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide our group with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our interest in NTS, the arrangements in place with our consortium partners require that certain actions with respect to our investment in NTS and our influence over its business operations require super majority or greater approval of the consortium, which we cannot carry on our own. As a further example, when our group participates with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date our group would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which our group does not agree or a management team may take risks or otherwise act in a manner that does not serve our group’s interests. Because our group may have a reduced level of influence over such operations, our group may not be able to realize some or all of the benefits that our group believes will be created from our group and Brookfield’s involvement. If any of the foregoing were to occur, our group’s business, financial condition and results of operations could suffer as a result.
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
Brookfield Infrastructure Corporation     23

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
Our Brazilian regulated transmission business is dependent on a sole customer for the majority of its revenues. As it accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer.
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
As of March 12, 2026, Brookfield beneficially owns, directly or indirectly, all of the issued and outstanding class A.2 exchangeable shares, entitling it to dividends from BIHC equivalent to the dividends received by exchangeable shareholders. Brookfield Infrastructure owns all of the issued and outstanding class B shares of our company, which represent a 75% voting interest and entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of exchangeable shares. Brookfield Infrastructure’s ownership of class B shares entitles it to receive dividends as and when declared by our board. Brookfield Infrastructure also holds 66 2/3% of the issued and outstanding BIHC class B shares, which represent a 50% voting interest, and all of the issued and outstanding class C shares, which entitle Brookfield Infrastructure to all of the residual value in BIHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and subject to the prior rights of holders of preferred shares. Brookfield Infrastructure’s ownership of class C shares entitle it to dividends as and when declared by BIHC’s board. Accordingly, Brookfield Infrastructure’s ownership position of class B shares of our company and class C shares allows it to receive a substantial percentage of our and BIHC’s dividends and Brookfield’s ownership of class A.2 exchangeable shares entitle it to receive a substantial percentage of dividends from BIHC equivalent to the dividends received by exchangeable shareholders. In addition, Brookfield may increase its ownership position in our company by exchanging class A.2 exchangeable shares into exchangeable shares (subject to the ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC). Brookfield may purchase additional exchangeable shares of our company in the open market or pursuant to a private placement, which may result in Brookfield increasing its ownership of our exchangeable shares relative to other shareholders, which could reduce the amount of cash available for distribution to public shareholders.
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
Our group and/or Brookfield Accounts that our group is invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from the interests of our group and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or indirect) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
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
Brookfield Infrastructure Corporation     31

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
32        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     33

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
Although our company is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about our company than is regularly published by or about other companies in the United States. Our company is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, large shareholders of our company are not obligated to file reports under Section 16 of the Exchange Act, and we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. We currently intend to follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards; however, as our company is externally managed by the Service Providers pursuant to the Master Services Agreement, we do not have a compensation committee. However, we may in the future elect to follow our home country law for certain of our other corporate governance practices (being Bermuda and British Columbia for the partnership and our company, respectively), as permitted by the rules of the NYSE, in which case our shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
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
34        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     35

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
Our board, in its sole discretion and for any reason, and without the consent of holders of exchangeable shares, may elect to redeem all of the then outstanding exchangeable shares at any time upon sixty (60) days’ prior written notice, including without limitation following the occurrence of any of the following redemption events: (i) the total number of exchangeable shares outstanding decreases by 50% or more over any twelve-month period; (ii) a person acquires 90% of the units in a take-over bid (as defined by applicable securities law); (iii) unitholders of the partnership approve an acquisition of the partnership by way of arrangement or amalgamation; (iv) unitholders of the partnership approve a restructuring or other reorganization of the partnership; (v) there is a sale of all or substantially all of the partnership assets; (vi) there is a change of law (whether by legislative, governmental or judicial action), administrative practice or interpretation, or a change in circumstances of our company and our shareholders, that may result in adverse tax consequences for our company or our shareholders; or (vii) our board, in its sole discretion, concludes that the unitholders of the partnership or holders of exchangeable shares are adversely impacted by a fact, change or other circumstance relating to our company. For greater certainty, unitholders do not have the ability to vote on such redemption and the board’s decision to redeem all of the then outstanding exchangeable shares will be final. In addition, the holder of class B shares may deliver a notice to our company specifying a redemption date upon which our company shall redeem all of the then outstanding exchangeable shares, and upon sixty (60) days’ prior written notice from our company to holders of the exchangeable shares and without the consent of holders of exchangeable shares, our company shall be required to redeem all of the then outstanding exchangeable shares on such redemption date. In the event of such redemption, holders of exchangeable shares will no longer own a direct interest in our company and will become unitholders of the partnership or receive cash based on the value of a unit, even if such holders desired to remain holders of exchangeable shares. Such redemption could occur at a time when the trading price of the exchangeable shares is greater than the trading price of the units, in which case holders would receive units (or its cash equivalent) with a lower trading price. Additionally, Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes the
36        Brookfield Infrastructure Corporation

partnership and BIPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving the partnership and/or BIPC, which could result in changes to the rights, preferences or relative economic interest of our shareholders, including the exchange of exchangeable shares for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain shareholders and other consequences that would affect shareholders, the results of which may be adverse.
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
38        Brookfield Infrastructure Corporation

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
Each exchangeable share and class A.2 exchangeable share is exchangeable by the holder thereof for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares —Exchange by Holder — Adjustments to Reflect Certain Capital Events.” If our group elects to deliver units in satisfaction of any such exchange request, a significant number of additional units may be issued from time to time which could have a negative impact on the market price for units. Additionally, any exchangeable shares issued by our company or class A.2 exchangeable shares issued by BIHC in the future will also be exchangeable in accordance with the terms of the exchangeable shares and class A.2 exchangeable shares, respectively, and, accordingly, any future exchanges satisfied by the delivery of units would dilute the percentage interest of existing holders of the units and may reduce the market price of the units.
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

The sale or issuance of our exchangeable shares, class A.2 exchangeable shares, units, other equity securities of our company or the partnership, other securities exchangeable into our exchangeable shares or the units, or the exchange of the BIPC Exchangeable LP Units or the perception that such sales, issuances or exchanges could occur, could depress the trading price of our exchangeable shares and impair our ability to raise capital through the sale of additional exchangeable shares. In addition, we may also issue exchangeable shares, class A.2. exchangeable shares or other securities as consideration for acquisitions. We cannot predict the effect that future sales or issuances of our exchangeable shares, units, other equity securities, or securities exchangeable into our exchangeable shares or the units would have on the market price of our exchangeable shares or the units. Subject to the terms of any of our securities then outstanding, holders of exchangeable shares will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. Accordingly, any such additional securities may be dilutive to our shareholders and may have terms that are more favorable than those for our equity holders.
Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes the partnership and BIPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving the partnership and/or BIPC, which could result in changes to the rights, preferences or relative economic interest of our shareholders, including the exchange of exchangeable shares for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain shareholders and other consequences that would affect shareholders, the results of which may be adverse.
There are 122,406,667 exchangeable shares and 13,012,789 class A.2 exchangeable shares outstanding as of March 12, 2026, each of which may be exchanged for our units in accordance with their terms. In November 2025, BIPC commenced an “at-the-market” offering of up to $400 million of exchangeable shares (the “BIPC ATM”), of which approximately $243 million remains available for issuance until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Although the BIPC ATM is intended to be non-dilutive to Brookfield Infrastructure as a result of the anticipated use of proceeds to facilitate repurchases under our normal course issuer bid (when permitted under applicable securities laws), we cannot predict the effect that the BIPC ATM will have on the market price of our exchangeable shares.
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
40        Brookfield Infrastructure Corporation

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
The Rights Agreement terminated on March 31, 2025.
The Rights Agreement terminated on March 31, 2025. Consequently, the holders of exchangeable shares no longer have the benefit of the protections provided for by the Rights Agreement and are reliant solely on the rights provided for in our company’s articles. In the event that our company or the partnership fails to satisfy a request for exchange, a tendering holder is no longer entitled to rely on the secondary exchange rights.
See Item 10.B “Memorandum and Articles of Association — Description of Our Share Capital — Exchangeable Shares — Exchange by Holder” and Item 7.B “Related Party Transactions — Relationship with Brookfield — Rights Agreement”.
Brookfield Infrastructure Corporation     41

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
Depending on the facts and circumstances, a U.S. Holder’s exchange of exchangeable shares for units may result in the U.S. federal income taxation of any gain realized by such U.S. Holder. In general, a U.S. Holder exchanging exchangeable shares for units pursuant to the exercise of the exchange right will recognize capital gain or loss if the exchange request is satisfied by the delivery of units by our company and the exchange is, within the meaning of Section 302(b) of the U.S. Internal Revenue Code, in “complete redemption” of the U.S. Holder’s equity interest in our company, a “substantially disproportionate” redemption of stock, or “not essentially equivalent to a dividend”, applying certain constructive ownership rules that take into account not only the exchangeable shares and other equity interests in our company actually owned but also other equity interests in our company treated as constructively owned by such U.S. Holder for U.S. federal income tax purposes. If an exchange request satisfied by the delivery of units by our company is not treated as a sale or exchange under the foregoing rules, then it will be treated as a taxable distribution equal to the amount of cash and the fair market value of property received (such as units) without any offset for a U.S. Holder’s tax basis in the exchangeable shares exchanged.
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
The industries in which our group operates are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which our group operates, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, imposition of tariffs and retaliatory actions, interest rates and tax rates may adversely affect our group’s growth and profitability.
The demand for services provided by our group’s operating subsidiaries are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset and are also subject to global economic trends. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset. Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact revenues, profits and cash flow; volatile energy, tariffs or other restrictions on foreign imports, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports, our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could also materially impact the valuation of our exchangeable shares.
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
Our operating businesses may be impacted by rising inflationary pressures. While inflationary pressures eased in 2025 across many jurisdictions, volatile or rising inflation may drive tightening in monetary policies by major central banks, posing risks to economic growth. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce or stabilize inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating subsidiaries. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by the imposition of tariffs, labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
Brookfield Infrastructure Corporation     47

Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our group’s business and financial condition.
The announcement and imposition of tariffs by the U.S., together with potential, announced or implemented retaliatory tariffs by other governments on imports from the U.S., and other potential measures, including duties, fees, economic sanctions or other trade measures, as well as the potential impacts of these tariffs and trade measures, present risks to our group’s business operations and financial results. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. economic policies, including the United-States-Mexico-Canada Agreement (“USMCA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may result in significant increases in tariffs for imported goods, among other possible changes. The U.S. has also stated its interest in renegotiating and altering the USMCA in 2026, which could further impact our business and financial condition. There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our group’s business and financial statements.
Alternative and emerging technologies, including artificial intelligence, could impact the demand for, or use of, the businesses and assets that our group owns and operates and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative and emerging technologies, including artificial intelligence, that may impact the demand for, or use of, the businesses and assets that our group owns and operates. While some such technologies are in earlier stages of development, ongoing research and development activities may improve such technologies, including artificial intelligence. For example, further development of electric vehicles may reduce the need and demand for road fuel distribution, or changes in the materials used in construction may reduce the demand for iron ore and coal. Our data operations rely for their continued viability on the ongoing demand for tower infrastructure and data storage facilities, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If new technologies emerge that are able to deliver goods and services more efficiently than our group’s current businesses, such technologies could adversely impact our group’s ability to compete. Moreover, the use of artificial intelligence, including our use of third-party products incorporating artificial intelligence, and the overall adoption of artificial intelligence throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our group’s businesses. There is substantial uncertainty about the extent to which artificial intelligence will result in dramatic changes throughout the world, and our group may not be able to anticipate, prevent, mitigate, or remediate all of the potential risks, challenges, or impacts of such changes. Such changes could potentially disrupt and impair, among other things, our group’s business models, investment strategies, operational processes and the competitive advantage of our businesses and assets, and as a result, our group’s businesses, financial condition, results of operations and cash flow could be materially and adversely affected.
48        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     49

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
50        Brookfield Infrastructure Corporation

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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, our group cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our group’s operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect our group. For example, military tensions and conflict in Eastern Europe and the Middle East has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe, the Middle East or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.

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
Brookfield Infrastructure Corporation     51

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
52        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     53

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
54        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     55

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

56        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     57

ITEM 4. INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview of our Company
Our company serves as an alternative investment vehicle for investors in the partnership who prefer owning our infrastructure operations through a corporate structure and we became a separately-traded public company upon completion of the special distribution in March 2020. In December 2024, the Arrangement was completed (see “History and Development of our Business — 2024 Developments” below for more details). Our company owns and operates high-quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. As of December 31, 2025, our operations consisted principally of the ownership and operation of regulated gas transmission systems in Brazil, regulated distribution operations in the U.K. and a global intermodal logistics operations. Upon Brookfield’s recommendation and allocation of opportunities to our company, we intend to seek acquisition opportunities in other sectors with similar attributes and in which we can deploy our operations-oriented approach to create value.
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
Our group targets a total return of 12% to 15%+ per annum on the infrastructure assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance.
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
58        Brookfield Infrastructure Corporation

On January 30, 2026, the board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.455 per unit (or $1.82 per unit annualized). Distributions have grown at a compound annual growth rate of 9% over the last 15 years.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, on January 30, 2026, our board approved a quarterly dividend of $0.455 per exchangeable share (or $1.82 per exchangeable share annualized), starting with the dividend to be paid in March 2026.
Currently, the Service Providers, each of which is an indirect wholly-owned subsidiary of BAM, provide certain management, administrative and advisory services to Brookfield Infrastructure for a fee pursuant to the Master Services Agreement. Our company is also externally managed by the Service Providers. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”.
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
History and Development of our Business
Our company was formed as a corporation established under the BCBCA and is a subsidiary of the partnership and Brookfield is our company’s ultimate parent. See Item 4.C “Organizational Structure”. We became a separately-traded public company upon completion of the special distribution in March 2020, as described below.
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
Holders of exchangeable shares hold an aggregate 25.0% voting interest in our company.
Brookfield Infrastructure Corporation     59

2025 Developments.
On March 26, 2025, our global intermodal logistics operations sold its 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million. Upon disposition of its 33% interest in the subsidiary, our global intermodal logistics operation retained a 67% interest as an investment in associate.
On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units. The purchase price was fully funded through debt and retained cash at our global intermodal logistics operation, and did not require any new equity capital.
On August 5, 2025, our U.K regulated distribution operation acquired FiberNest Limited (“FiberNest”) for total consideration of $98 million. FiberNest provides fiber-to-the-home connectivity services and operates a network of active connections across the United Kingdom.
On September 29, 2025, our global intermodal logistics operation completed a further sell down of a 33% interest in the stabilized container portfolio for net proceeds of approximately $115 million.
On November 19, 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million exchangeable shares directly from treasury (the “BIPC ATM”), of which approximately $243 million remains available for issuance until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes, such that the program is intended to be non-dilutive to Brookfield Infrastructure.
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
60        Brookfield Infrastructure Corporation

4.B    BUSINESS OVERVIEW
Our Operations
Our company is an indirect subsidiary of the partnership, one of the world’s largest diversified infrastructure owners and operators. As of December 31, 2025, we own interests in a regulated gas and electricity business in the U.K., a regulated natural gas transmission business in Brazil and a global intermodal logistics operation. Virtually all of our revenues are supported by the underlying regulatory framework or long-term contracts in the businesses we own. These stable cash flows help provide visibility and certainty around our company’s dividend.
Our operations are summarized below:
Overview
Our business is comprised of a U.K. regulated distribution operation, a Brazilian regulated natural gas transmission operation and a global intermodal logistics operation. These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
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
The objectives for our businesses are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate risk-adjusted return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base and the return on our rate base.
Our operations are comprised of the following:
•Over 2,000 kilometers of natural gas pipelines in Brazil
•Approximately 3.5 million operating connections, predominantly electricity and natural gas in the U.K.
•Global fleet of approximately 7.4 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts, primarily serving the world’s major shipping lines
Brazil
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines under a perpetual authorization regime in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. As of December 31st, 2025, the total capacity of 158 million cubic meters was fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”). On January 1st 2026, the expiration of the first GTA occurred, transitioning to a RAB-based regulatory regime, in which tariffs reset every five years. Remaining four GTAs have an average remaining life of five years.
Brookfield Infrastructure Corporation     61

Strategic Position
Our regulated gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. The operation benefits from stable long-term cash flows, and had 100% of its capacity fully contracted with inflation protection, entirely generated under long-term ship-or-pay GTAs until the end of 2025, with a gradual transition to a RAB-based regulatory regime between 2026 and 2031.
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
Growth Opportunities
Our regulated gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon energy solution for both home and industry, and as the new ‘entry-exit’ model incentivizes utilization of our transportation infrastructure by multiple new shippers.
United Kingdom
Our regulated distribution operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.5 million operating connections.
Strategic Position
Our regulated distribution operation is critical to the markets in which it is located, and is a market leader in terms of new gas and electricity connection sales to the new-build housing market and total installed connections among independent utilities. The operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. The customer base consists primarily of large energy retailers who serve residential and commercial users.
Regulatory Environment
Our regulated distribution operation competes with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling and are developing alternate technologies to support the transition from gas. Once connections are established, we charge rates based on the tariff of the distribution utility with which we are interconnected. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation. The gas connection rate is subject to a cap and floor that escalates by an inflation factor minus an efficiency factor determined by the U.K. regulator, providing a high degree of certainty of income following installation. Connections revenue does not vary materially with volume transported over our system.
62        Brookfield Infrastructure Corporation

Growth Opportunities
We believe that our U.K. regulated distribution operations will be able to grow organically in each of the regions in which we operate. Growth is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) long-term growth in the U.K. housing stock, and (iii) the growth of complementary product offerings such as water, fiber and alternative heat products, which will increase our bundled service offering to new and existing customers.
Global Operations
Our global intermodal logistics operation is the world’s largest lessor of intermodal containers with a fleet of four million containers representing 7.4 million TEUs. Operations include the acquisition, leasing, re-leasing, and subsequent sale of multiple types of intermodal containers and chassis to our customers, which include the largest container shipping lines. Our lease products provide numerous operational and financial benefits to our shipping line customers, including operating flexibility, fleet size and mix flexibility, and an alternative source of financing to our customers.
Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 450 third-party owned depots across 40 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customers include the world’s top shipping lines that collectively account for 85% of global shipping capacity.
Regulatory Environment
Our global intermodal logistics operation is subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce, as well as regulation implementing equipment safety measures. These regulations encompass environmental and operational standards designed to provide uniform international safety measures in the transport and handling of containers and chassis.
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect continued high demand for intermodal containers as a result of economic growth in developed and emerging markets and the decentralization of supply chains. As a leading lessor of intermodal containers, we are well positioned to benefit from these trends through disciplined fleet investment and customer-focused leasing products.

Brookfield Infrastructure Corporation     63

General Operating Matters
Our Growth Strategy
Our group’s vision is to be a leading owner and operator of high-quality infrastructure assets. We seek to grow by deploying our group’s operations-oriented approach to enhance value and by leveraging our group’s relationship with Brookfield to pursue acquisitions, consortiums and partnerships. To execute our group’s strategy, we seek to:
•Incorporate our group’s technical insight into the evaluation and execution of acquisitions, consortiums and partnerships;
•Maintain a disciplined approach to acquisitions, consortiums and partnerships;
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
•Pursue acquisitions of businesses that own infrastructure assets together with other assets that have a riskier cash flow profile;
•Acquire assets developed by Brookfield through its operating platforms; and
•Participate alongside Brookfield and in or alongside Brookfield-sponsored or co-sponsored consortiums, partnerships and companies.
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
Governmental, Legal and Arbitration Proceedings
Our group, and our company specifically, may be named as a party in various claims and legal proceedings which arise in the ordinary course of business. Our group has not, during the past 12 months, been and is not currently subject to any material governmental, legal or arbitration proceedings that are pending or threatened and that have had, or could reasonably be expected to have, a material adverse effect on the company’s financial position or profitability; nor is the company aware of any such proceedings.
64        Brookfield Infrastructure Corporation

Employees
Our company does not employ any of the individuals who carry out the management and activities of our infrastructure business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield are drawn upon to fulfill the Service Providers’ obligations to provide our group with management services under our Master Services Agreement. For a discussion of the individuals that are involved in our infrastructure business, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 2,700 individuals globally.
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
Sustainability is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement in the implementation of our sustainability program:
•Board of Directors: Our Board of Directors is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs and reviews progress on major strategic initiatives. The Board oversees our group’s sustainability strategy and leverages management’s monitoring processes. The Board and its committees review and approve significant policies relating to sustainability and monitor progress towards sustainability goals. The Board of Directors discusses our group’s approach to sustainability matters within its business activities on a quarterly basis.
•Executive Management: Senior executives oversee our sustainability initiatives and provide regular updates to the Board of Directors. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their respective functional areas.
•Sustainability Management Team: Our sustainability team works across functions of our group including our investment professionals, portfolio management teams, as well as with portfolio companies to articulate and oversee the strategic direction for sustainability. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the Board of Directors.
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

Brookfield Infrastructure Corporation     65

2025 Highlights
In 2025, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.
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
•Human Rights and Modern Slavery: Brookfield published its annual Modern Slavery Statement and its Fighting Against Forced Labour Report, which includes the statement under the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and the eighth statement for the United Kingdom Modern Slavery Act 2015.
•Climate Initiatives: We continue to advance several climate initiatives across our portfolio, focusing on those that add value and mitigate risk. We continue to refine our data collection processes with the aim of upholding transparent and high-quality emissions disclosures in our annual Sustainability Report.
•Principles for Responsible Investment (“PRI”) Assessment: We completed our 2025 voluntary PRI assessment with results expected to be made public by the PRI later this year.(1)
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. Our culture reinforces strong succession and ensures that we maintain an engaged workforce. Our employees in turn drive our success and ensure that we deliver on our commitments to stakeholders.
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

(1)No compensation was provided in connection with scores provided by PRI. Brookfield provides PRI with annual fees which are payable by all signatories. Please refer to the PRI website for information on the PRI’s reporting assessment.
66        Brookfield Infrastructure Corporation

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
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of operations and improve our efficient use of resources over time
•Strive to ensure the well-being and safety of our workforce
◦Operate with robust health and safety practices to support the goal of achieving zero serious safety incidents
◦Foster a positive work environment based on respect for human rights, valuing meritocracy, and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
We seek to embed material sustainability considerations while evaluating risks and value creation opportunities, throughout the investment life cycle. This includes initial due diligence, financial modeling and business trends, investment valuations, performance monitoring and engaging with management teams. When doing so, we ensure we are driving long term value creation throughout the investment’s life cycle without breaking our fiduciary duty. Our investment processes align with the PRI.
As part of our due diligence, of investments which we seek to have control or significant influence, we leverage industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of the Brookfield Sustainability Due Diligence Protocol, we provide specific guidance to investment teams on assessing climate, bribery and corruption, cybersecurity, health and safety, human rights, modern slavery and climate related risks. We have several internal subject matter experts who support our investment teams throughout the diligence process by providing technical expertise, reviewing findings and contributing additional insight to ensure completeness of the analysis undertaken. Where appropriate, we perform enhanced due diligence, working with internal and third-party experts.
Brookfield Infrastructure Corporation     67

Upon acquisition(2), our investment team collaborates with our asset management team to create a tailored integration plan that includes material sustainability-related matters, for evaluation or implementation. We onboard new acquisitions to each of our programs with subject matter specific onboarding sessions. We believe there is a strong correlation between managing these considerations appropriately and enhancing investment returns. We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader Brookfield Infrastructure engagement that could include executive and employee placements or secondments. However, consistent with our management approach, it is ultimately the responsibility of the management teams within each portfolio company to manage sustainability opportunities and risks. This combination of local accountability with expertise and support from Brookfield’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success in managing a wide range of asset types across jurisdictions. We seek to support the development of internal capabilities at our portfolio companies by encouraging training, providing technical expertise on certain sustainability-related matters, facilitating connections to experts in relevant sectors, and leveraging cross-portfolio collaboration.
On a regular basis, management teams of portfolio companies report to their respective Boards of Directors on a range of financial and operating topics, including key performance indicators that incorporate material sustainability factors, such as health and safety, compliance with regulatory requirements, environmental management, and increasingly, GHG emissions. To support our ongoing goals, some of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which have historically been focused on health and safety, but continue to evolve with additional metrics, creating accountability for performance and an alignment of interests.
The above initiatives and our continued sustainability practices are highlighted within our group’s annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.
Seasonality
The demand for our natural gas and electricity is partially dependent upon weather conditions, primarily temperature and humidity. Weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry — Our operating entities are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.”
Raw Materials
Some of our operating subsidiaries depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Demand, availability, and price of these raw materials can have an impact on the performance of our operating subsidiaries. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry — Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.”

(2)    Refers to investments in which Brookfield Infrastructure has control or significant influence. Where Brookfield Infrastructure is not in a controlling position, best efforts are made to exert similar levels of influence, where possible and required.
68        Brookfield Infrastructure Corporation

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
Oversight of Subsidiaries: Our company’s corporate structure has been designed to ensure that our company controls, or has an appropriate measure of direct oversight over, the operations of NTS. A majority of the equity interests in NTS are held by Nova Infraestrutura Fundo de Investimento em Participações, or NIF, which is in turn externally managed by Brookfield Brasil Asset Management Investmentos Ltda., or Brookfield Brazil, a subsidiary of Brookfield. Pursuant to the NTS Voting Agreement, BIHC has the right to remove Brookfield Brazil as the manager of NIF at any time.
Transfer of Funds: Brookfield, by virtue of its control of NTS, may cause NTS to make distributions to our group.
Local Management and Advisors: NTS is staffed by some personnel seconded from Brookfield and our group to NTS and resident in the local jurisdiction, which ensures a degree of oversight and control in the day-to-day operations which would not be present in a passive investment. Our group also retains legal advisors with knowledge of the local laws and regulations. Some of these legal advisors are employees of our group, and others are external counsel who work in the foreign jurisdiction and are fluent in English and the local languages, familiar with the local laws, and resident or formerly resident in the local jurisdictions.
Internal Audit: As part of our group’s internal audit plan, each year our group’s internal auditor conducts an on-site internal audit with respect to specific matters as instructed by our audit committee. The audit report is reviewed and discussed by our audit committee.
Strategic Direction: The Board of Directors of the general partner of the partnership is responsible for the overall stewardship of our group and, as such, supervises the management of the business and affairs of our group. Our Board of Directors and the Board of Directors of the general partner of the partnership is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the partnership and our company, respectively, including those that occur relating to NTS.
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
Brookfield Infrastructure Corporation     69

4.C    ORGANIZATIONAL STRUCTURE
Organizational Charts
The chart below presents a summary of our ownership and organizational structure as at March 12, 2026. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

70        Brookfield Infrastructure Corporation

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company.
(3)The Brookfield Holders’ collective economic interest in the partnership is approximately 26.5% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for units in accordance with a redemption−exchange mechanism, pursuant to which BN can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 30.0% of the issued and outstanding units assuming exchange of all Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders currently also own).
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
(8)As of March 12, 2026, the partnership had outstanding 459,573,994 units. An equal number of Managing General Partner Units are held by the partnership in the Holding LP. As of March 12, 2026, Brookfield holds 1,399,230 of the outstanding units and BWS holds 3,287,267 of the outstanding units.
(9)Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares.
(10)On February 4, 2025, BAM and BN completed a corporate restructuring whereby BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis. Following completion of this corporate restructuring, the Asset Management Company is now wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the class A limited voting shares of BAM.
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

Brookfield Infrastructure Corporation     71

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in the partnership is approximately 26.5% on a fully exchanged basis. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements.
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
BN is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: alternative asset management, wealth solutions, and its operating businesses which are in renewable power, infrastructure, business and industrial services, and real estate. BN’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities.
BAM is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the issued and outstanding class A limited voting shares of BAM.
Brookfield has approximately 1,400 investment professionals and 250,000 operating employees in over 50 countries around the world. Our operating subsidiaries currently employ approximately 2,700 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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

72        Brookfield Infrastructure Corporation

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
Significant Subsidiaries
The following table sets forth our company’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our company as of December 31, 2025.

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
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
Brookfield Infrastructure Corporation     73

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Introduction
The exchangeable shares of our company are structured with the intention of being economically equivalent to the units of the partnership. We believe economic equivalence is achieved through identical dividends and distributions on the exchangeable shares and the partnership’s units and each exchangeable share being exchangeable at the option of the holder for one unit of the partnership at any time. Given the economic equivalence, we expect that the market price of the exchangeable shares will be significantly impacted by the market price of the partnership’s units and the combined business performance of our company and Brookfield Infrastructure as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s annual reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the SEC. The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. This MD&A is dated March 16, 2026.
Performance Targets and Key Measures
Our group targets a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance.
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
74        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     75

Dividend Policy
The partnership’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at 60-70% of the partnership’s FFO.
The board of directors of the general partner of the partnership approved a 6% increase in the partnership’s quarterly distribution to $0.455 per unit (or $1.82 per unit annualized), starting with the distribution paid in March 2026. This increase reflects the forecasted contribution from the partnership’s recently commissioned capital projects, as well as, the expected cash yield on recent acquisitions. The partnership targets 5% to 9% annual distribution increase in light of growth it foresees in its operations.
Our board may declare dividends at its discretion. However, each of our exchangeable shares has been structured with the intention of providing an economic return equivalent to one unit of the partnership. It is expected that dividends on our exchangeable shares will be declared and paid at the same time and in the same amount as distributions are declared and paid on the units of the partnership. Accordingly, our board approved an equivalent quarterly dividend of $0.455 per exchangeable share (or $1.82 per exchangeable share annualized), starting with the dividend to be paid in March 2026.
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
76        Brookfield Infrastructure Corporation

5.A OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023. Further details on the key drivers of our operations and financial position are contained within the “Performance Disclosures” section of this MD&A.
The following table summarizes the financial results of our company for the years ended December 31, 2025, 2024 and 2023:

US$ MILLIONS	For the year ended December 31,
Summary Statements of Operating Results	2025	2024	2023
Revenues	$3,668	$3,666	$2,503
Direct operating costs	(1,334)	(1,378)	(778)
Interest expense	(1,155)	(1,065)	(697)
Share of earnings (losses) from investments in associates	25	—	(20)
Mark-to-market and foreign currency revaluation	61	(116)	23
Remeasurement of shares classified as financial liability	(441)	(477)	34
Other income (expense)	341	(118)	(24)
Income tax expense	(385)	(365)	(368)
Net income	700	72	606
Net (loss) income attributable to the partnership	(241)	(608)	111
2025 vs. 2024
For the year ended December 31, 2025, our company reported net income of $700 million, of which net losses of $241 million were attributable to the partnership. This compared to a net income of $72 million for the year ended December 31, 2024, of which net losses of $608 million were attributable to the partnership. Net income for the current year benefited from inflation-indexation at our Brazilian regulated gas transmission operation, capital commissioned into rate base at our U.K. regulated distribution operation, gains recognized on the partial disposition of stabilized assets at our global intermodal logistics operation and foreign currency translation gains on our Canadian denominated deposit receivable from Brookfield Infrastructure, comparable to the foreign currency translation losses in the prior year. Net income for the year also included remeasurement losses of $441 million which were recognized on our company’s shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement losses of $477 million for the year ended December 31, 2024.
For the year ended December 31, 2025, total revenues increased by $2 million relative to the prior year. Underlying gas transmission revenues in Brazil increased by $132 million due to inflation-indexation and distribution revenues in the U.K. increased by $96 million due to higher volumes and inflation-indexation. These benefits were offset by the partial dispositions of stabilized assets at our global intermodal logistics operation, which decreased our revenues by $194 million, and the impacts of foreign exchange which decreased net income in U.S. dollars by $32 million compared to the prior year.
Direct operating costs for the year ended December 31, 2025 were $1,334 million, a decrease of $44 million compared to the prior year. Direct costs increased due to inflation, organic growth, and incremental depreciation on capital expenditures made over the last year, which was more than offset by lower depreciation expense as a result of the partial dispositions of stabilized assets at our global intermodal logistics operation.
Brookfield Infrastructure Corporation     77

Interest expense for the year ended December 31, 2025 was $1,155 million, an increase of $90 million compared to 2024. Interest expense increased primarily due to an increase in underlying interest rates on our variable rate non-recourse borrowings at our Brazilian regulated gas transmission operation and an increase in dividends paid on our exchangeable shares, which are classified as interest expense. Dividends on our exchangeable shares increased due to a 6% increase in our company’s quarterly dividends compared to the prior year.
Mark-to-market and foreign currency revaluation gains totaled $61 million for the year ended December 31, 2025, compared to losses of $116 million in the prior year. The gains in the current year reflect foreign currency translation gains on our Canadian denominated deposit receivable with Brookfield Infrastructure, compared to foreign currency translation losses in the prior year.
Total remeasurement losses for the year ended December 31, 2025 were $441 million compared to losses of $477 million in the prior year. The remeasurement losses reflect the decrease in the market price of partnership units based on the NYSE closing price during each year.
Other income was $341 million for the year ended December 31, 2025, compared to expense of $118 million during the year ended December 31, 2024. Other income in the current period benefited from gains recognized on the partial dispositions of stabilized assets at our global intermodal logistics operation, partially offset by accretion expenses related to non-recourse borrowings. Prior period results included accretion expenses related to non-recourse borrowings.
Income tax expense for the year ended December 31, 2025 was $385 million, an increase of $20 million compared to the prior year. Income tax expense increased as a result of growth across our base businesses.
2024 vs. 2023
For the year ended December 31, 2024, our company reported net income of $72 million, of which net losses of $608 million were attributable to the partnership. This compared to a net income of $606 million for the year ended December 31, 2023, of which $111 million was attributable to the partnership. Net income for 2024 benefited from the acquisition of our global intermodal logistics operation and capital commissioned into rate base at our U.K. regulated distribution business, partially offset by an increase in interest expense as a result of incremental borrowings and an increase in dividends paid on our exchangeable shares. Further impacting net income during 2024 were foreign currency translation losses on our Canadian denominated deposit receivable from Brookfield Infrastructure, compared to foreign currency translation gains in the prior year. Additionally, total remeasurement losses of $477 million were recognized on our company’s shares that are classified as liabilities under IFRS Accounting Standards, compared to remeasurement gains of $34 million for the year ended December 31, 2023.
Total revenues increased by $1,163 million relative to the year ended December 31, 2023. Current year revenues benefited from our company’s acquisition of a global intermodal logistics operation at the end of September 2023, which contributed additional revenues of $1,183 million. Distribution revenues in the U.K. increased due to higher volumes and inflation-indexation which contributed additional revenues of $106 million. Our revenues further benefited from the appreciation of the British Pound which increased our revenues in U.S. dollars by $19 million relative to 2023. These benefits were partially offset by a $126 million decrease in underlying gas transmission revenues in Brazil due to the impact of foreign exchange and inflationary tariff adjustments.
78        Brookfield Infrastructure Corporation

Direct operating costs for the year ended December 31, 2024 were $1,378 million, an increase of $600 million compared to the year ended December 31, 2023. Direct costs increased from the prior year primarily due to $505 million in incremental costs (including depreciation) associated with the acquisition of a global intermodal logistics operation that our company acquired at the end of September in the prior year. Direct costs also increased due to inflation and organic growth, incremental depreciation on capital expenditures made over the last year and higher values as a result of our revaluation process.
Interest expense for the year ended December 31, 2024 was $1,065 million, an increase of $368 million compared to the year ended December 31, 2023. Interest expense increased primarily due to $184 million of incremental interest expense associated with our global intermodal logistics operation that our company acquired at the end of September 2023. Interest expense was further impacted by incremental borrowings at our Brazilian regulated gas transmission business and an increase in dividends paid on our exchangeable shares, which are classified as interest expense. Dividends on our exchangeable shares increased due to a 6% increase in our company’s quarterly dividends compared to 2023 and approximately 21 million exchangeable shares issued in connection with the acquisition of our global intermodal logistics operation at the end of September 2023.
Mark-to-market and foreign currency revaluation losses totaled $116 million for the year ended December 31, 2024, compared to gains of $23 million for the year ended December 31, 2023. The losses in the current year reflect foreign currency translation losses on our Canadian denominated deposit receivable with Brookfield Infrastructure, compared to foreign currency translation gains in the prior year.
Total remeasurement losses for the year ended December 31, 2024 were $477 million compared to gains of $34 million for the year ended December 31, 2023. The remeasurement losses reflect the increase in the market price of partnership units based on the NYSE closing price. As a result of the Arrangement, the class C shares of BIHC were classified as financial liabilities upon consolidation into our company, resulting in incremental remeasurement losses of $346 million.
Other expense was $118 million for the year ended December 31, 2024, compared to $24 million for the year ended December 31, 2023. Other expense for both periods includes accretion expenses related to non-recourse borrowings.
Income tax expense for the year ended December 31, 2024 was $365 million, a decrease of $3 million for the year ended December 31, 2023. Incremental income tax expense from our global intermodal logistics operation that our company acquired at the end of September 2023 was more than offset by the impact of foreign exchange and a decrease in current taxes from lower income at our Brazilian regulated gas transmission business as a result of inflationary tariff adjustments.
Summary of Quarterly Financial Information

	2025				2024
US$ MILLIONS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$956	$917	$866	$929	$944	$912	$908	$902
Net (loss) income	(73)	320	(309)	762	40	(808)	643	197
Net (loss) income attributable to the partnership	(235)	82	(477)	389	(150)	(977)	491	28
Our businesses, given their regulated and contractual nature, provide stable, predictable revenues and margins. Quarterly variances in our company’s revenues are primarily due to inflation-indexation at our Brazilian regulated gas transmission business and the impact of foreign exchange. Quarterly variances in our company’s net income and net income attributable to the partnership are primarily due to revaluation gains and losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS Accounting Standards. During the year ended December 31, 2025, revaluation losses totaled $441 million.
Brookfield Infrastructure Corporation     79

Statements of Financial Position
The following table summarizes the statement of financial position of our company as at December 31, 2025 and 2024:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2025	December 31, 2024
Cash and cash equivalents	$431	$674
Due from Brookfield Infrastructure	1,574	1,278
Property, plant and equipment	14,198	12,572
Intangible assets	3,102	2,892
Investments in associates	295	—
Total assets	24,025	23,587
Loans payable to Brookfield Infrastructure	100	102
Shares classified as financial liability	5,129	4,644
Non-recourse borrowings	13,169	12,178
Total liabilities	22,020	21,365
Equity in net assets attributable to the partnership	(1,299)	(1,253)
Total equity	2,005	2,222
Total assets were $24.0 billion at December 31, 2025, compared to $23.6 billion at December 31, 2024. Total assets increased by $2.2 billion as a result of the acquisition of a container portfolio at our global intermodal logistics operation, net additions to property, plant and equipment from organic growth initiatives at our U.K. regulated distribution operation, revaluation of property, plant and equipment, as well as benefits of foreign exchange. These increases were partially offset by $1.8 billion of impacts from the partial dispositions of stabilized assets at our global intermodal logistics operation, net of the 33% interest retained as an investment in associate, and depreciation and amortization of our long-lived assets.
Our accounting policy is to carry property, plant and equipment at fair value and intangible assets at amortized cost. Our company carried out an assessment of the fair value of its property, plant and equipment as at December 31, 2025, resulting in a gain from revaluation of $198 million (2024: $119 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business, as a result of additional connections.
On December 24, 2024, our company completed the Arrangement. As a result, (i) holders of the BIHC exchangeable shares, other than Brookfield, received BIPC’s exchangeable shares in exchange for their BIHC exchangeable shares on a one-for-one basis; (ii) Brookfield transferred their exchangeable shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis. The exchangeable shares, class A.2 exchangeable shares and class C shares, upon consolidation into BIPC, are classified as liabilities due to their exchangeable and cash redemption features. Upon issuance, these shares were recognized at their fair value. Subsequent to initial recognition, these shares were recognized at amortized cost and remeasured to reflect changes in the contractual cash flows associated with the shares. These contractual cash flows were based on the price of one unit of the partnership. As at December 31, 2025, the shares were remeasured to reflect the NYSE closing price of one unit, $34.74 per share.
80        Brookfield Infrastructure Corporation

Non-recourse borrowings increased by $1.0 billion to $13.2 billion at December 31, 2025 as a result of incremental net borrowings of $0.4 billion, primarily relating to the acquisition of a container portfolio at our global intermodal logistics operation, and the impact of foreign exchange of $0.6 billion driven by the appreciation of the British pound and Brazilian real relative to the U.S. dollar.
Total equity decreased to $2.0 billion as at December 31, 2025, from $2.2 billion at December 31, 2024, as income generated from operations and foreign currency translation gains on our Canadian denominated deposit with Brookfield Infrastructure were more than offset by distributions and remeasurement losses associated with our shares classified as liabilities.
Foreign Currency Translation
A discussion of the most significant currency exchange rates that impact our company is set forth below as at and for the periods indicated:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Brazilian real	0.1817	0.1615	0.2066	13%	(22)%	0.1790	0.1855	0.2002	(4)%	(7)%
British pound	1.3475	1.2516	1.2731	8%	(2)%	1.3191	1.2781	1.2439	3%	3%
Australian dollar	0.6673	0.6188	0.6812	8%	(9)%	0.6451	0.6597	0.6644	(2)%	(1)%
The following table disaggregates the impact of foreign currency translation on the equity of our company by the most significant non-U.S. currencies for the periods indicated:

US$ MILLIONS	For the year ended December 31,
	2025	2024	2023
Brazilian real	$(94)	$167	$47
British pound	148	(33)	86
Australian dollar(1)	—	—	26
	54	134	159
Attributable to:
The partnership	$84	$35	$109
Non-controlling interests	(30)	99	50
	$54	$134	$159

(1)2023 includes $49 million relating to net losses from previous foreign exchange movements that were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results as a result of the disposition of our Australian regulated utility.
The impact of foreign currency translation on our company’s equity, including those attributable to non-controlling interests for the year ended December 31, 2025, was an increase to equity of $54 million (2024: increase of $134 million, 2023: increase of $159 million).
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the year ended December 31, 2025, the average exchange rate of the British pound appreciated relative to the U.S. dollar, while the average exchange rate of the Brazilian real depreciated relative to the U.S. dollar.
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

US$ MILLIONS	For the year ended December 31,
IFRS measures	2025	2024
Revenue	$23,100	$21,039
Net income	2,532	1,683

US$ MILLIONS	As of
IFRS measures	December 31, 2025	December 31, 2024
Total assets	128,150	$104,590
Total liabilities	92,610	74,737
Total partnership capital	35,540	29,853
RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Brookfield Infrastructure has a management agreement, the Master Services Agreement, with the Service Providers, each of which is an indirect wholly-owned subsidiary of BAM.
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
The base management fee attributable to our company was $71 million for the year ended December 31, 2025 (2024: $67 million, 2023: $63 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2025, revenues of $1.6 million were generated (2024: $1 million, 2023: less than $1 million) and $nil expenses were incurred (2024: $nil, 2023: $nil).
82        Brookfield Infrastructure Corporation

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
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2025, $nil (December 31, 2024: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
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
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2025, $nil (December 31, 2024: $nil) was called on the equity commitment.
Brookfield Infrastructure Corporation     83

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
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $56 million as of December 31, 2025. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the year ended December 31, 2025 was $4.0 million (December 31, 2024: $10 million).

On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024 to extend an additional $17 million to Brookfield Infrastructure. As of December 31, 2025, the balance outstanding on this loan was $44 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2025 was $3 million (December 31, 2024: $1 million).
As at December 31, 2025, the balance outstanding on our deposit with Brookfield Infrastructure was $1,435 million (December 31, 2024: $1,178 million). As at December 31, 2025, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2024: $nil). The deposit arrangements accrue interest at 0.2% per annum. During the year ended December 31, 2025, interest accrued on the deposit with Brookfield Infrastructure was $2 million (December 31, 2024: $3 million). During the year ended December 31, 2025, interest accrued on the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2024: $nil).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2025 was $7 million.
84        Brookfield Infrastructure Corporation

As at December 31, 2025, our company had accounts payable of $51 million (December 31, 2024: $30 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $12 million (December 31, 2024: $19 million) from subsidiaries of Brookfield Infrastructure.
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The interest sold was acquired equally by a third party and a private fund managed by Brookfield, and was completed at arm’s length on market terms. As a result of the sale to the private fund managed by Brookfield, Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to our company) in the third quarter.
5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to shareholders. Our principal sources of liquidity are cash flows from our operations, capital recycling, access to public and private capital markets, access to the partnership’s undrawn credit facilities and equity commitment and group wide liquidity. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our company. However, no significant limitations existed at December 31, 2025 and 2024.
As of the date of this annual report on Form 20-F, we believe that our company’s liquidity is sufficient to meet its present requirements. As of the dates set forth below, our company’s liquidity consisted of the following:

US$ MILLIONS	As of
	December 31, 2025	December 31, 2024
Cash	$141	$213
Credit facilities	623	664
Company liquidity	$764	$877
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of infrastructure investments by virtue of the exchange feature of our company’s exchangeable shares. As of December 31, 2025, our group’s total liquidity was $6,030 million (2024: $5,483 million).
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either our company or our other operations.
On a consolidated basis as of December 31, 2025, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Non-recourse borrowing	6	$1,303	$674	$1,344	$1,230	$3,343	$5,633	$13,527
Brookfield Infrastructure Corporation     85

As discussed in the notes to our consolidated financial statements for the year ended December 31, 2025, in connection with the Arrangement, our company as borrower, entered into a credit agreement with Brookfield Infrastructure, as lender, pursuant to which Brookfield Infrastructure established a revolving credit facility in the aggregate principal amount of $150 million in favor of our company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender. Additionally, a subsidiary of BIHC is party to two credit agreements with Brookfield Infrastructure, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility for purposes of providing our company and Brookfield Infrastructure with access to debt financing on an as-needed basis and to maximize our flexibility and facilitate the movement of cash within our group. We intend to use the liquidity provided by the foregoing credit facilities for working capital purposes and to fund growth capital investments and acquisitions. The determination of which of these sources of funding our company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by our company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
Most of the foreign exchange exposure of our group is hedged directly by the partnership and therefore, as of December 31, 2025, our company has $nil (December 31, 2024: $nil) corporate foreign exchange contracts in place to hedge against foreign currency risk.
The following table presents our exposure to foreign currencies as of December 31, 2025.

US$ MILLIONS	Equity Investment - US$
GBP	$2,263
BRL	(848)
EUR & Others	13
$1,428
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
86        Brookfield Infrastructure Corporation

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
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our company’s target after-tax equity return threshold of 12% to 15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the general partner of the partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Brookfield Infrastructure Corporation     87

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
88        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     89

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines our company’s contractual obligations as at December 31, 2025:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$887	$10	$1	$11	$12	$921
Non-recourse borrowing	1,303	674	1,344	4,573	5,633	13,527
Financial liabilities	17	5	1	—	—	23
Loans payable to Brookfield Infrastructure	100	—	—	—	—	100
Shares classified as financial liability	5,129	—	—	—	—	5,129

Interest Expense:
Non-recourse borrowing	956	851	745	1,088	1,310	4,950
In addition, pursuant to the Master Services Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all the outstanding units (assuming full conversion of BN’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and our exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third-party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee allocated to our company is estimated to be approximately $77 million per year based on the December 31, 2025 market value of the partnership and our company ($67 million per year based on the December 31, 2024 market value of the partnership and our company).
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group will make commitments to Brookfield-sponsored infrastructure funds to participate in these target acquisitions in the future, if and when identified.
90        Brookfield Infrastructure Corporation

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2025, 2024, and 2023:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2025	2024	2023
Cash from operating activities	$1,608	$1,743	$1,059
Cash used by investing activities	(612)	(1,110)	(3,174)
Cash (used by) from financing activities	(1,291)	(428)	2,183
2025 vs. 2024
Cash from operating activities
Cash from operating activities totaled $1,608 million during the year ended December 31, 2025, compared to $1,743 million of cash from operating activities in the prior year. Operating cash flows benefited from inflation-indexation and capital commissioned into the rate base across our assets. These increases were more than offset by the impacts of the partial dispositions of stabilized assets at our global intermodal logistics operation, an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Cash used by investing activities
Cash used by investing activities was $612 million during the year ended December 31, 2025, compared to cash used by investing activities of $1,110 million in the prior year. Investing activities in the current year include acquisitions completed by our global intermodal logistics operation and U.K. regulated distribution operation, as well as additional net investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation. These impacts were partially offset by proceeds received from the partial dispositions of stabilized assets at our global intermodal logistics operation. Investing activities in the prior year primarily related to net investments in long-lived assets.
Cash used by financing activities
Cash used by financing activities was $1,291 million during the year ended December 31, 2025, compared to $428 million of cash used by financing activities in 2024. Cash used by financing activities in the current year is primarily driven by distributions paid and capital returned to non-controlling interests, partially offset by issuance of exchangeable shares and incremental borrowings.
2024 vs. 2023
Cash from operating activities
Cash from operating activities totaled $1,743 million during the year ended December 31, 2024, an increase of $684 million compared to the year ended December 31, 2023. Operating cash flows increased primarily due to contributions from the acquisition of our global intermodal logistics operation and the benefits of inflation indexation and capital commissioned into rate base. These increases were partially offset by an increase in dividends paid on our exchangeable shares, which are presented as interest expense, and an increase in interest paid on non-recourse borrowings.
Brookfield Infrastructure Corporation     91

Cash used by investing activities
Cash used by investing activities was $1,110 million during the year ended December 31, 2024, compared to cash used by investing activities of $3,174 million in the year ended December 31, 2023. The investing activities in the current year primarily relate to additional investments in long-lived assets at our U.K. regulated distribution business and our global intermodal logistics operation. Cash used by investing activities in 2023 primarily related to the acquisition of our global intermodal logistics operation and investments in long lived assets, partially offset by the sale of our 7.9% interest in an Australian regulated utility.
Cash used by financing activities
Cash used by financing activities was $428 million during the year ended December 31, 2024, compared to $2,183 million of cash from financing activities during the year ended December 31, 2023. Cash used by financing activities in 2024 is primarily driven by distributions paid to non-controlling interests, partially offset by incremental borrowings. Cash from financing activities in 2023 was primarily related to funding associated with the acquisition of our global intermodal logistics operation, partially offset by distributions paid to non-controlling interests.
92        Brookfield Infrastructure Corporation

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

	As of
	December 31, 2025	December 31, 2024
Exchangeable shares and class A.2 exchangeable shares(1)	132,994,956	132,051,909
Class B shares	31,909	31,909

(1)Includes 119,982,167 exchangeable shares (2024: 119,039,120) and 13,012,789 class A.2 exchangeable shares (2024: 13,012,789).

In August 2021, Brookfield Infrastructure acquired a controlling interest in IPL for consideration comprised of cash, exchangeable shares and exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2025, our company issued 155,557 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. As of March 12, 2026, our company’s capital structure comprised of 122,406,667 exchangeable shares. There were no further issuances of class B shares since December 31, 2025.
Exchangeable shares are exchangeable at the option of the holder at any time at a price equal to the market price of a unit. Our company has the option to satisfy the exchange either by delivering a unit or the cash equivalent of a unit. Our company intends to settle any exchange requests with units. During the year ended December 31, 2025, our shareholders exchanged 45,782 exchangeable shares for an equal number of units. Class B shares are redeemable for cash in an amount equal to the market price of a unit. There have been no redemptions of class B shares to date. Due to the exchange feature of the exchangeable shares and the cash redemption feature of the class B shares, the exchangeable shares and the class B shares are classified as financial liabilities. However, class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32.
Brookfield Infrastructure Corporation     93

In November 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million exchangeable shares directly from treasury (the “BIPC ATM”), of which approximately $243 million remains available for issuance as of March 12, 2026 until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes, such that the program is intended to be non-dilutive to Brookfield Infrastructure. During the year-ended December 31, 2025, BIPC issued 833,272 exchangeable shares under the BIPC ATM, and an equivalent number of partnership units were repurchased by Brookfield Infrastructure. The issuances were completed on the TSX and NYSE at average prices of C$63.78 and US$45.86, respectively, per exchangeable share, for aggregate gross proceeds of $38 million. Net proceeds from the issuance also rounded to $38 million, after deducting agent commission costs of $0.4 million.
In September 2023, our company issued 21,094,441 exchangeable shares in connection with the acquisition of our global intermodal logistics operation. In addition, our company issued 9,013,983 class C shares to Brookfield Infrastructure to partially finance the acquisition.
Our company declared and paid dividends on our exchangeable shares at a rate of $0.430 per share resulting in total dividends paid of $228 million on its exchangeable and class A.2 shares outstanding during the year ended December 31, 2025. Dividends paid on our exchangeable and class A.2 shares are presented as interest expense in our audited consolidated financial statements. No dividends were declared on our class B shares or class C shares during the year.
Our company may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained.
In November 2025, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. Please refer to Item 16E “Purchases of Equity Securities by the Issuer and Affiliated Purchaser” for further details.
94        Brookfield Infrastructure Corporation

PRICE RANGE AND TRADING VOLUME OF LISTED UNITS
The units are listed and posted for trading on the TSX under the symbol “BIP.UN”. The following table sets forth the price ranges (after accounting for the effect of special distribution) and trading volumes of the units as reported by the TSX for the periods indicated, in Canadian dollars:

	Units
	High (C$)	Low (C$)	Volume
2025
January 1, 2025 - March 31, 2025	48.54	39.68	27,097,862
April 1, 2025 - June 30, 2025	46.22	38.30	30,151,936
July 1, 2025 - September 30, 2025	46.11	41.15	26,556,758
October 1, 2025 - December 31, 2025	50.76	46.25	25,788,064

2024
January 1, 2024 - March 31, 2024	43.09	37.54	28,068,653
April 1, 2024 - June 30, 2024	41.98	34.61	35,483,118
July 1, 2024 - September 30, 2024	47.63	38.02	31,098,913
October 1, 2024 - December 31, 2024	50.28	43.95	24,660,757
The units are listed and posted for trading on the NYSE under the symbol “BIP”. The following table sets forth the price ranges and trading volumes of the units as reported by the NYSE for the periods indicated, in U.S. dollars:

	Units
	High ($)	Low ($)	Volume
2025
January 1, 2025 - March 31, 2025	33.60	27.52	29,885,953
April 1, 2025 - June 30, 2025	33.86	26.99	34,866,426
July 1, 2025 - September 30, 2025	34.07	29.81	33,762,506
October 1, 2025 - December 31, 2025	36.41	33.19	36,218,827

2024
January 1, 2024 - March 31, 2024	31.95	27.64	31,192,792
April 1, 2024 - June 30, 2024	30.75	25.05	29,357,547
July 1, 2024 - September 30, 2024	35.19	27.14	24,284,595
October 1, 2024 - December 31, 2024	36.42	30.42	21,892,473
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
Brookfield Infrastructure Corporation     95

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
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our company for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12% to 15%+ target returns.
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
96        Brookfield Infrastructure Corporation

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

Future accounting policies
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. Our company has assessed these amendments and determined that they are not expected to have a material impact on its consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Our company is in the process of determining the impact of the amendments on its consolidated financial statements.
Brookfield Infrastructure Corporation     97

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
The Board of Directors
The following table presents certain information concerning the current board of directors of our company as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	76	Chair	Director
Jeffrey Blidner Toronto, Canada	78	Director	Vice Chair of BN
William Cox(2) Pembroke, Bermuda	63	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	53	Director	Investment Manager
John Mullen(2),(4) Sydney, Australia	70	Director	Director
Daniel Muñiz Quintanilla(3) Madrid, Spain	52	Director	Director
Suzanne Nimocks(2) Houston, Texas	67	Director	Director
Rajeev Vasudeva New Delhi, India	66	Director	Senior Advisor of Egon Zehnder
Malcolm Cockwell Ontario, Canada	38	Director	Director

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
98        Brookfield Infrastructure Corporation

Anne Schaumburg.   Anne has served as a director of our board and Chair since the completion of the special distribution and as a director of the board of directors of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. Anne is also a member of the Audit Committees of the general partner of the partnership and our company. Anne is also a director of BWS, and is Chair of its Compensation Committee and a member of its Audit Committee and Governance & Nominating Committee. She was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE. During her 18-year tenure at NRG Energy, Inc., Anne also served as Chair of the Audit Committee, Chair of the Finance Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Jeffrey Blidner. Jeffrey has served as a director of our board since the completion of the special distribution and as a director of the general partner of the partnership since 2010. Jeffrey is Vice Chair and a director of BN and former Chief Executive Officer of Brookfield’s Private Funds Group. He is Chair of the general partner of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation and Chair of the general partner of Brookfield Property Partners L.P.. He also serves as a director of the general partner of Brookfield Business Partners L.P. and Brookfield Business Corporation and BIPC. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.
William Cox.   William has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since November 3, 2016. Will is also a member of the Nominating and Governance Committees of the general partner of the partnership and our company. He is also a director of BWS and is chair of its Governance & Nominating Committee and a member of its Audit Committee and Compensation Committee. William is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Roslyn Kelly. Roslyn has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since February 7, 2020. Roslyn is also a member of the Audit Committees of the general partner of the partnership and our company. She manages the family office of Lance Uggla, the current CEO of IHS Markit. Roslyn has held various investment banking and portfolio management roles throughout her career with several large global financial institutions, and most recently was a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
Brookfield Infrastructure Corporation     99

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
Daniel Muñiz Quintanilla. Daniel has served as a director of our board since completion of the special distribution and as a director of the general partner of the partnership since August 1, 2019. Daniel is also the Chair of the Audit Committees of the general partner of the partnership and our company. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Suzanne Nimocks. Suzanne Nimocks has served as a director of our board and as a director of the general partner of the partnership since August 2, 2022. Suzanne is also a member of the Nominating and Governance Committees of the general partner of the partnership and our company. Suzanne serves as a member of the board of directors of RockPoint Gas Storage Inc., and is Lead Independent Director and Chair of the Finance Committee and Governance and Nomination Committee for Owens Corning, a global building and construction materials leader. She previously served as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, from 2010 to 2025, where she also acted as chair of the Human Resources and Compensation Committee and the Corporate Governance and Responsibility Committee and as a member of the Audit Committee. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
100        Brookfield Infrastructure Corporation

Rajeev Vasudeva.   Rajeev has served as a director of the general partner of the partnership since August 1, 2019, and is also a member of the Nominating and Governance Committee of the general partner of the partnership. Rajeev also serves as a director of our board. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves on the board of Sofina, an investment holding company listed on the Brussels stock exchange, and the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.

Malcolm Cockwell. Malcolm has served as a director of the general partner of the partnership and our company since January 30, 2025. Malcolm is the Chairman of Acadian Timber Corp., one of the largest timberland owners in Eastern Canada and the Northeastern U.S., as well as the Chairman and Managing Director of Haliburton Forest & Wild Life Reserve Ltd., one of the largest timberland owners and hardwood lumber producers in Ontario. He is a Registered Professional Forester, and holds a PhD in forestry from the University of Toronto. Malcolm also serves as Chair of Forests Canada and as a director of GreenGold Group AB, a Swedish timberland company with holdings across Europe.

Our Management
Our company and the general partner of the partnership do not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under the Master Services Agreement. Brookfield currently has more than 250,000 operating employees and approximately 1,400 investment professionals, worldwide. Our operating subsidiaries currently employ approximately 2,700 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	59	36	31	Chief Executive Officer
David Krant	39	18	14	Chief Financial Officer
Ben Vaughan	54	28	25	Chief Operating Officer
Aaron Kline	46	23	17	Managing Partner
Michael Ryan	54	27	16	Managing Director and General Counsel
Brookfield Infrastructure Corporation     101

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
Sam Pollock. Sam is a Managing Partner of BAM and Chief Executive Officer of the Service Providers. Sam is also a director of BN and has been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined BN in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as BN’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
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
102        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     103

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
104        Brookfield Infrastructure Corporation

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

The table below sets forth the management fees for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Base management fee	$71	$67	$63
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
Brookfield Infrastructure Corporation     105

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
106        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     107

6.B    COMPENSATION
Compensation
Except for the sole non-overlapping director, the directors of our company also serve as directors of the general partner of the partnership. For the year ended December 31, 2025, each overlapping director received an annual retainer of $15,000 for their service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors received an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The chairperson of the board of directors of the general partner of the partnership was paid an additional amount of $50,000 for serving in this role, making the chairperson’s total remuneration for the 2025 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). The members of the audit committee received an additional $10,000 per year for serving in such positions. The chair of the audit committee received $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our audit committee chair), making the audit committee chairperson’s total remuneration for the 2025 fiscal year $195,000. In addition, effective January 1, 2024, the directors of our company who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of the general partner of the partnership, such director will receive this annual stipend from the general partner of the partnership only, and where the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than the partnership) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our company and the other Brookfield-managed entity. Directors who are not independent, including due to their employment or relationship with Brookfield, received no fees for their services on the board of our company or the general partner of the partnership.
For the year ended December 31, 2025, the non-overlapping director who did not serve as a director of the general partner of the partnership received an annual retainer of $165,000 for his service on our company’s board and committees, and reimbursement of expenses incurred in attending meetings.
In coordination with the partnership, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.
Our company does not have any employees, other than employees of our operating subsidiaries. Our operating subsidiaries currently employ approximately 2,700 individuals globally. We have entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our company and the other Service Recipients.
Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Service Agreement. However, these individuals are not compensated by our company. Instead, they are compensated by Brookfield.
For information on costs associated with retirement benefit plans offered to certain employees and employees of our subsidiaries, see Note 33, “Retirement Benefit Plans” in our financial statements included in this annual report on Form 20-F.
108        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     109

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
110        Brookfield Infrastructure Corporation

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
Audit Committee
Our company’s board is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. The audit committee is responsible for assisting and advising our company’s board with matters relating to:
•our accounting and financial reporting processes;
•the integrity and audits of our financial statements;
Brookfield Infrastructure Corporation     111

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
112        Brookfield Infrastructure Corporation

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
6.D    EMPLOYEES
Our group does not employ any of the individuals who carry out the management and other non-operational activities of our group. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our group or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A “Directors and Senior Management—Our Management.” Our consolidated operating subsidiaries currently employ approximately 2,700 individuals globally.
6.E    SHARE OWNERSHIP
The current directors of our company together beneficially own less than 1% of the exchangeable shares.
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY
AWARDED COMPENSATION
Not applicable.
Brookfield Infrastructure Corporation     113

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our exchangeable shares by each person or entity that beneficially own 5% or more of our exchangeable shares as at December 31, 2025. The exchangeable shares held by our principal shareholders do not entitle such shareholders to different voting rights than those of other holders of our exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in our company and holders of the class B shares hold a 75% voting interest in our company. See Item 10.B “Description of Our Share Capital — Exchangeable Shares — Voting” and Item 10.B “Description of Our Share Capital — Class B Shares — Voting”.

	Shares Outstanding
Name and Address	Shares Owned(1)		Percentage(2)
BN(3)	13,012,789	(3)	9.90%	(3)
Blackrock, Inc(4)	8,810,496	(4)	6.70%	(4)
FMR LLC(5)	6,497,426	(5)	5.50%	(5)
The Vanguard Group(6)	5,990,984	(6)	5.03%	(6)

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
(2)The percentages shown are based on 119,982,167 exchangeable shares issued and outstanding as of December 31, 2025. In the case of BN, the percentage includes 13,012,789 class A.2 exchangeable shares beneficially owned by BN.
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
(4)Based on the Schedule 13G filed with the SEC by Blackrock, Inc on February 2, 2024. The business address of Blackrock, Inc. is 50 Hudson Yards, New York, New York 10001.
(5)Based on the Schedule 13G/A filed with the SEC by FMR LLC on February 5, 2026. The business address of FMR LLC is 245 Summer Street, Boston, Massachusetts, 02210.
(6)Based on the Schedule 13G filed with the SEC by The Vanguard Group, on October 30, 2025. The business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
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
114        Brookfield Infrastructure Corporation

Record Ownership
As of December 31, 2025, 20,253 of our exchangeable shares were held by 334 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2025, DTC was the holder of record of 61,939,972 exchangeable shares.
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

Brookfield Infrastructure Corporation     115

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
116        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     117

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
118        Brookfield Infrastructure Corporation

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
Rights Agreement
On March 31, 2025, the rights agreement (the “Rights Agreement”) between Brookfield and the rights agent terminated in accordance with its terms. Under the Rights Agreement, Brookfield had agreed that, until March 31, 2025, upon an exchange of exchangeable shares, if our company did not satisfy its obligation under our articles by delivering the unit amount or its cash equivalent amount (or the partnership did not exercise its call right), Brookfield would satisfy, or cause to be satisfied, the obligations pursuant to our articles to exchange such exchangeable shares for the unit amount or its cash equivalent. Following the termination of the Rights Agreement, holders of exchangeable shares continue to have all of the rights provided for in our company’s articles but are no longer entitled to rely on the secondary exchange rights under the Rights Agreement.
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
Brookfield Infrastructure Corporation     119

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
120        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     121

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
122        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     123

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
124        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     125

The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among our group (or a Brookfield Account in which our group invests) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
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
126        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     127

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
128        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     129

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
130        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     131

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
132        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     133

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
134        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     135

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
In connection with any such financing, our group (or a Brookfield Account in which our group invests) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by our group (or a Brookfield Account in which our group invests) (at the expense of our group (or such Brookfield Account in which our group invests)) with a bank or other counterparty to enable our group (or a Brookfield Account in which our group invests) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where our group (or a Brookfield Account in which our group invests) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to our group (or a Brookfield Account in which our group invests) and may result in better terms for such co-investors than our group (or a Brookfield Account in which our group invests) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by our group (or a Brookfield Account in which our group invests). Interest rate hedging transactions entered into by our group (or a Brookfield Account in which our group invests) on behalf of an investment opportunity will not necessarily be assigned to co-investors
136        Brookfield Infrastructure Corporation

when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between our group (or a Brookfield Account in which our group invests) and co-investors.
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
Brookfield Infrastructure Corporation     137

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
138        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     139

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
140        Brookfield Infrastructure Corporation

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our group and Brookfield Accounts in which our group invests, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for our group and Brookfield Accounts in which our group invests and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of our group or a Brookfield Account in which our group invests for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities (for example, by utilizing data to train artificial intelligence models owned by Brookfield Accounts (including Brookfield proprietary accounts)). From time to time, Brookfield expects to commission third-party research, at the expense of our group or a Brookfield Account in which our group invests, in connection with its diligence of an investment opportunity for our group or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate our group or the applicable Brookfield Account in which our group invests for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
Brookfield Infrastructure Corporation     141

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
142        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     143

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
144        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     145

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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for our group (or a Brookfield Account in which our group invests) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of our group (or a Brookfield Account in which our group invests), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause our group (or a Brookfield Account in which our group invests) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, our group (or a Brookfield Account in which our group invests) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if our group (or a Brookfield Account in which our group invests) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from our group (or a Brookfield Account in which our group invests) (which could occur earlier than otherwise expected for our group (or a Brookfield Account in which our group invests)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private,
146        Brookfield Infrastructure Corporation

asset purchase or other material transaction with an issuer in which our group (or a Brookfield Account in which our group invests) is invested, which will result in a benefit to our group (or a Brookfield Account in which our group invests). In situations where the activities of our group (or a Brookfield Account in which our group invests) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of our group (or a Brookfield Account in which our group invests). See “Investments with Related Parties” below.
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
Brookfield Infrastructure Corporation     147

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances our group will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our group’s investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with our group (or a Brookfield Account in which our group invests); (b) in their discretion, invest alongside our group (or a Brookfield Account in which our group invests) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of our group (or a Brookfield Account in which our group invests); (d) invest in different levels of an issuer’s capital structure; and/or (e) own (y) equity positions of assets that have been pledged as collateral or otherwise provide security for notes owned by Brookfield or another Brookfield Account or (z) structure products (including mortgage-backed securities) in which one or more Brookfield Accounts invest.
Notwithstanding the foregoing, our group (or a Brookfield Account in which our group invests) may have an option or other right to engage in a particular transaction or develop a certain piece of property. Our group (or the Brookfield Account in which our group invests) may allow another Brookfield Account, a portfolio company of another Brookfield Account or a third party to exercise such option or other right where Brookfield determines that doing so is desirable for our group (or the Brookfield Account in which our group invests). Any such decision for another party to move forward on this basis may not involve the purchase or sale of a security and may not require notice to or approval of our company’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Similarly, our group (or a Brookfield Account in which our group invests) may make an investment with respect to which another Brookfield Account had an option or other right and in that situation, subject to the terms of the governing documents of the applicable Brookfield Accounts, there may be no notice to, or consent of, our company’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. In addition, Brookfield could recommend that our group (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, our group (or a Brookfield Account in which our group invests) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
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
148        Brookfield Infrastructure Corporation

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
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of our group (or a Brookfield Account in which our group invests) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that our group (or a Brookfield Account in which our group invests) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by our group (or a Brookfield Account in which our group invests) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than our group (or a Brookfield Account in which our group invests), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than our group (or a Brookfield Account in which our group invests), which could have an adverse effect on the value and/or liquidity of the investment of our group (or a Brookfield Account in which our group invests). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where our group (or a Brookfield Account in which our group invests) invests alongside another Brookfield Account, our group (or a Brookfield Account in which our group invests) may desire to manage its
Brookfield Infrastructure Corporation     149

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
Brookfield Infrastructure Corporation     151

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
152        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     153

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
154        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     155

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (d) transact with Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including in respect of investments (such as certain tax benefits) and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
BWS is a paired entity to BN. BWS’ exchangeable shares are exchangeable into shares of BN on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of BN Class A Shares. BN is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including our group (or a Brookfield Account in which our group is invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), (c) invest
156        Brookfield Infrastructure Corporation

in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)), and/or (h) execute other transactions with other Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested)).
Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including our group (or Brookfield Accounts in which our group is invested), including in respect of certain tax benefits. Any purchase or sale of certain tax benefits by our group (or a Brookfield Account in which our group is invested) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of investors, our company’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
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
Brookfield Infrastructure Corporation     157

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
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) non-exchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
158        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     159

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
160        Brookfield Infrastructure Corporation

The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of our group or a Brookfield Account in which our group is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) and/or respective portfolio investments.
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
Brookfield Infrastructure Corporation     161

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), our group or Brookfield Accounts in which our group invests will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including our group or a Brookfield Account in which our group invests) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including our group or a Brookfield Account in which our group invests) that would otherwise be within the investment objective of the Brookfield Account if the approval of our company’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Accounts are expected to transact with other Brookfield Accounts (including our group (and Brookfield Accounts in which our group invests)), including in respect of certain tax benefits. Any purchase or sale of certain tax benefits by our group (or Brookfield Accounts in which our group invests) to a Brookfield Account or any other Brookfield Account will not require the approval of our company’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Tax credit sales are generally entered into by the Brookfield Account purchasing the tax credits to offset taxable gains incurred in connection with an asset sale. However, the tax credits will typically benefit a specific subset of investors who can avail themselves of the corresponding tax offset based on such investors’ tax status. As such, the cost of such transactions will generally only be borne by the investors that benefit from them.
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
162        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     163

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
164        Brookfield Infrastructure Corporation

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
•Businesses Subject to Information Walls. BN holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) BAM; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove; (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”), a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than BAM (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
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
Brookfield Infrastructure Corporation     165

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our group and the Brookfield Accounts in which our group invests (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between our group (and the Brookfield Accounts in which our group invests) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for our group (and the Brookfield Accounts in which our group invests), but which are not made available to our group (and the Brookfield Accounts in which our group invests). Our group (and the Brookfield Accounts in which our group invests), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our group’s (and the Brookfield Accounts’ in which our group invests) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for our group (and the Brookfield Accounts in which our group invests) with Brookfield, and Brookfield and our group (and the Brookfield Accounts in which our group invests) will have no rights with respect to any such opportunities.
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
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for our group (and the Brookfield Accounts in which our group invests) without the consent of our group (and the Brookfield Accounts in which our group invests) or Brookfield. From time to time, our group (and the Brookfield Accounts in which our group invests), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which our group invests), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by our group (and the Brookfield Accounts in which our group invests) including in different parts of the capital structure. For example, our group (and the Brookfield Accounts in which our group invests) may hold the equity of a portfolio company of a Walled-Off
166        Brookfield Infrastructure Corporation

Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of our group (and the Brookfield Accounts in which our group invests). Conversely, our group (and the Brookfield Accounts in which our group invests) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of our group (and the Brookfield Accounts in which our group invests) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our group (and the Brookfield Accounts in which our group invests)), which could adversely impact the (direct and/or indirect) interests of our group (and the Brookfield Accounts in which our group invests). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our group (and the Brookfield Accounts in which our group invests), and are expected to hold interests that potentially are adverse to those held by our group (and the Brookfield Accounts in which our group invests) (directly or indirectly). Our group (and the Brookfield Accounts in which our group invests), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our group (and the Brookfield Accounts in which our group invests) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of our group (and the Brookfield Accounts in which our group invests) any information regarding its activities, strategies and/or views.
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
Brookfield Infrastructure Corporation     167

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
Portfolio companies in which our group (and the Brookfield Accounts in which our group invests) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to our group (and the Brookfield Accounts in which our group invests) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by our group (and the Brookfield Accounts in which our group invests). An AIFM may provide such services at different rates than those charged to our group (and the Brookfield Accounts in which our group invests) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to our group (and the Brookfield Accounts in which our group invests) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to our group (and the Brookfield Accounts in which our group invests) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreements and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to our group (and the Brookfield Accounts in which our group invests). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to our group (and the Brookfield Accounts in which our group invests), and the rates charged to a Walled-Off Business may be less than the rates charged to our group (and the Brookfield Accounts in which our group invests).
168        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     169

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
170        Brookfield Infrastructure Corporation

In addition, from time to time, our group may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which our group invests (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with our group on the terms described below or otherwise approved by our company’s independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by our group under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2025, our net deposit from such Depositing Parties was approximately $66 million and our group incurred interest expenses relating to such arrangements of approximately $2 million for the year ended December 31, 2025. Our group must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
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
Brookfield Infrastructure Corporation     171

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
172        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     173

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
174        Brookfield Infrastructure Corporation

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
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of our group, Brookfield Accounts in which our group invests, and/or their investments, potential investments and/or investment entities that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by our group (or a Brookfield Account in which our group invests) and/or portfolio companies); investment support, including investment
Brookfield Infrastructure Corporation     175

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
176        Brookfield Infrastructure Corporation

Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to our group or Brookfield Accounts in which our group invests, such as fund support and related services such as legal, tax, financial operations and accounting related services that are provided to Brookfield Accounts in which we invest and their investments from the date of formation and through the life of the applicable Brookfield Account. Brookfield believes that providing these support services to our group (and the Brookfield Accounts in which our group invests) internally is value enhancing to the operations and/or management of investments, potential investments, our group, the Brookfield Accounts in which our group invests, the AIFM, our group’s subsidiaries (and the subsidiaries of Brookfield Accounts in which our group invests) and/or their respective affiliates, and these services otherwise would be provided by third parties engaged to provide the services. Accordingly, these services are considered Affiliate Services and will be provided to our group (and Brookfield Accounts in which our group invests) and its investments in addition to the services outlined on the Rate Schedule. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these types of support services given the extensive and specialized nature of the services (which may contrast with amounts charged for similar services (to the extent available) by other third parties. While Brookfield believes that this enhances the services Brookfield can offer to our group (and the Brookfield Accounts in which our group invests) and its investments, Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by our group (and the Brookfield Accounts in which our group invests) and its portfolio companies.
Amounts charged to our group (or a Brookfield Account in which our group invests) and/or investments for all Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with our group (or Brookfield Accounts in which our group invests) and/or our shareholders or the unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in our group (and Brookfield Accounts in which our group invests), and are expected to be substantial.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with our group (or a Brookfield Account in which our group is invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to our group) or the advisory committees of Brookfield Accounts in which our group invests (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule or for any support services that are not included on the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). Additionally, pass-through or other costs may be charged for support services in advance based on estimated budgets (including estimates regarding costs, expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time frames) and, to the extent determined by
Brookfield Infrastructure Corporation     177

Brookfield to be required or warranted, will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Service Rate or cost (as applicable) will be determined as set out in more detail in this annual report on Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Service Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which our group invests in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider’s fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule. In addition to overseeing or supervising third-party service providers, Brookfield may provide certain ancillary services connected to the third-party service provider’s engagement (including, but not limited to, financial reporting and business planning). To the extent such ancillary services are not covered by the Rate Schedule, they will generally be provided at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of our group (or a Brookfield Account in which our group is invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or
178        Brookfield Infrastructure Corporation

understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service. In addition, to the extent that an Affiliate Service charged at the Affiliate Service Rate is programmatic rather than a one-off engagement (and thus expected to be entered into repeatedly over the course of a number of years), Brookfield will refresh its analysis of the Affiliate Service Rate utilizing the foregoing factors at a frequency determined by how often rates change in the relevant market.
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
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. Additionally, if Brookfield determines the current market rate for a service at the time of the engagement of an Affiliate Service provider, and subsequently engages an Affiliate Service provider for the same or similar services at a future date, Brookfield may benchmark against the market rate determined at the original time of engagement rather than the market rate at
Brookfield Infrastructure Corporation     179

each subsequent engagement of such Affiliate Service provider. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to our group (or a Brookfield Account in which our group invests) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
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
180        Brookfield Infrastructure Corporation

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
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage our group to provide services to other Brookfield Accounts in which our group invests, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that our group would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and our group and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which our group invests, we believe such arrangements are in our overall best interests.
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
Brookfield Infrastructure Corporation     181

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
182        Brookfield Infrastructure Corporation

Costs and expenses that are suitable for only our group (or a Brookfield Account in which our group invests) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to our group (or a Brookfield Account in which our group invests) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to our group (or a Brookfield Account in which our group invests) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to our group (or a Brookfield Account in which our group invests) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit our group (or a Brookfield Account in which our group invests) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to our group (or a Brookfield Account in which our group invests) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to our group (or a Brookfield Account in which our group invests) and/or was addressed prior to the launch of Brookfield Accounts in which our group invests, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to our group (or a Brookfield Account in which our group invests) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, our group (or a Brookfield Account in which our group invests) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which our group invests could therefore be allocated to a Brookfield Account in which our group invests even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which our group invests. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which our group invests or a third party could be allocated to a Brookfield Account in which our group invests to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which our group invests, bespoke reporting and/or other arrangements.
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
Brookfield Infrastructure Corporation     183

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
The list of operating expenses included in our group’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by our group (and Brookfield Accounts in which our group invests). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to our group (or a Brookfield Account in which our group invests) (or among our group (and/or Brookfield Accounts in which our group invests) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which our group invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance (including in relation to the initial onboarding and admission of investors), tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which our group invests will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which our group invests will be treated as operating expenses.
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
184        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     185

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
186        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     187

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
188        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     189

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
190        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     191

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
192        Brookfield Infrastructure Corporation

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
•Travel Expenses. Our group will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our group and/or of Brookfield Accounts in which our group is invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our group and Brookfield Accounts in which our group is invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which our group invests will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
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
Brookfield Infrastructure Corporation     193

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
194        Brookfield Infrastructure Corporation

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
•Investment Platforms. Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by our group (or Brookfield Accounts in which our group is invested) other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by our group (or Brookfield Accounts in which our group invests) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom our group (or Brookfield Accounts in which our group invests) and Brookfield are not affiliated and whose interests could conflict with the interests of our group (or Brookfield Accounts in which our group invests) and/or have other interests that conflict with the interests of our group (or Brookfield Accounts in which our group invests). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which our group (or Brookfield Accounts in which our group invests) participates or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside our group (or a Brookfield Account in which our group invests).
Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination,
Brookfield Infrastructure Corporation     195

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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to our group and the Brookfield Accounts in which our group invests as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which our group invests utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which our group invests incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which our group invests not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
196        Brookfield Infrastructure Corporation

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
In addition, our group and/or Brookfield Accounts in which our group invests may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our group and/or Brookfield Accounts in which our group invests. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our group or the relevant Brookfield Account in which our group invests will be contractually obligated to satisfy its share even if our group or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, our group or a Brookfield Account in which our group invests may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace our group or another Brookfield Account as the guarantor.
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
Brookfield Infrastructure Corporation     197

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
The financing arrangements of our group (and, in the case of Brookfield Accounts in which our group invests, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, our group and the Brookfield Accounts in which our group invests will at times (where Brookfield deems appropriate and subject to the governing documents of our group or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, our group and/or the Brookfield Accounts in which our group invests will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
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
198        Brookfield Infrastructure Corporation

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
Brookfield may, from time to time, obtain appraisals of investments from third party valuators. Such appraisals are intended as checks on Brookfield’s internal valuation process and are not determinative of the carrying value of the investment, which is ultimately determined by Brookfield given it possesses insider knowledge of the investments and thus has the most informed view of their value. Brookfield generally uses normalized market conditions to analyze value during times of macroeconomic distress (or when there is limited market activity for sale of certain types of assets). In valuing investments, Brookfield utilizes, among other things, an investment’s capitalization rate, discount rate, and discounted cash flow (“DCF”) projections. DCF projections are often aggressive because there is relocation among tenants to the type of high-quality assets that Brookfield manages.
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
Brookfield Infrastructure Corporation     199

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
200        Brookfield Infrastructure Corporation

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
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by our group (or a Brookfield Account in which our group invests) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which our group invests) generally will not be reimbursed for the premium related to the period of coverage post-sale.
Brookfield Infrastructure Corporation     201

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
202        Brookfield Infrastructure Corporation

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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. Furthermore, our group (or a Brookfield Account in which our group invests) or its subsidiaries may purchase tax credits, including from another Brookfield Account or a portfolio company of another Brookfield Account. The cost of any such tax credits will be treated for purposes of the governing documents of our group (and the Brookfield Account in which our group invests) in the same manner as a payment of taxes and may be deemed to be a distribution to the applicable investors of such amounts for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in our group generally (or to our group in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations. Conflicts may also arise if investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests).
In selecting and structuring potential investments appropriate for Brookfield Accounts (including our group and Brookfield Accounts in which our group invests), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. For example, for legal, tax or regulatory reasons, Brookfield may require certain investors to participate in a particular investment directly or indirectly through a blocker or a holding vehicle that is treated as opaque for non-U.S., U.S. federal, state and/or local income tax purposes while other investors participate in
Brookfield Infrastructure Corporation     203

such investment, directly or indirectly, without such entity. Investors holding an investment indirectly through such entity may bear economically their pro rata shares of any taxes paid by any such entity (including any CAMT), and distributions to such investors in respect of such investment may be net of such taxes. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including our group and Brookfield Accounts in which our group invests). In addition, Brookfield may face certain tax risks based on positions taken by our group or Brookfield Accounts in which our group invests, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including our group’s and those of Brookfield Accounts in which our group invests), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our group or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our group or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our group or the relevant Brookfield Account or portfolio company for the contributions. For the avoidance of doubt, the Brookfield Accounts will not directly make any political contributions.
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
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the class A limited voting shares of BAM. BN is listed on the NYSE and TSX under the ticker “BN” and BAM is listed on both stock exchanges under the ticker “BAM”.
204        Brookfield Infrastructure Corporation

Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. (now BN) have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of BN and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of BN and of the Asset Management Business), BN will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, BN will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from BN for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. (now BN) or require the consent of the investors of any Brookfield Account.
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
Brookfield Infrastructure Corporation     205

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
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from our group and Brookfield Accounts in which our group invests could incentivize Brookfield to make investments on behalf of our group and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. For example, Brookfield could be incentivized to continue to hold investments that have poor prospects for improvement in order for Brookfield to receive more likely or greater performance-based compensation if such investment’s value appreciates in the future. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our group (or a Brookfield Account in which our group is invested) for more than three years. The required holding period and/or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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
206        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     207

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
In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. The partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of the partnership’s market capitalization if the outstanding Redeemable Partnership Units, exchangeable shares and class A.2 exchangeable shares are included in the calculation of the partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include, as of March 12, 2026, the approximately 24.2% indirect interest in the partnership in the form of Redeemable Partnership Units held by Brookfield, the approximately 15.6% indirect interest in the partnership in the form of exchangeable shares of BIPC held by the public, and approximately 1.7% indirect interest in the partnership in the form of class A.2 exchangeable shares of BIHC held by Brookfield.
208        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     209

Option Agreement
Our company entered into an option agreement with Canada Holdco pursuant to which our company has the option to purchase all or any portion of the BIHC class B shares or class C shares held by Canada Holdco. The purchase price payable by our Company to Canada Holdco in respect of any BIHC class B share or class C share purchased by our Company will be the fair market value of such BIHC class B share or class C share, as applicable. Our company will satisfy the purchase price payable to Canada Holdco by issuing such number of class B shares to Canada Holdco with an aggregate fair market value equal to the purchase price.
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
210        Brookfield Infrastructure Corporation

BIPC ATM
BIPC entered into an equity distribution agreement dated November 19, 2025 by and among BIPC, the partnership, RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc. pursuant to which our company may issue up to $400 million of exchangeable shares by way of the BIPC ATM. As of March 12, 2026, BIPC has issued 3,235,818 exchangeable shares, and approximately $243 million remains available for issuance until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes, such that the program is intended to be non-dilutive to Brookfield Infrastructure.
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
Brookfield Infrastructure Corporation     211

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
212        Brookfield Infrastructure Corporation

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
7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Brookfield Infrastructure Corporation     213

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
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
214        Brookfield Infrastructure Corporation

10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR SHARE CAPITAL
Our authorized share capital consists of (i) an unlimited number of exchangeable shares; and (ii) an unlimited number of class B shares.
As of March 12, 2026, 122,406,667 exchangeable shares and 4,524,604 class B shares are issued and outstanding. Additionally, there were 13,012,789 class A.2 exchangeable shares issued and outstanding. Brookfield Infrastructure holds the class B shares, having a 75% voting interest in our company, and which entitle the partnership to the residual value in our company after payment in full of the amount due to holders of exchangeable shares. In addition, Brookfield directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares (being 13,012,789 class A.2 exchangeable shares) which are exchangeable on a one-for-one basis for exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company) or units. Accordingly, Brookfield beneficially holds, directly or indirectly, shares exchangeable into exchangeable shares representing approximately 9.9% of the exchangeable shares on an as-exchanged basis (provided however that exchanges of such shares are subject to the ownership cap described above).
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
Brookfield Infrastructure Corporation     215

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
216        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     217

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
218        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     219

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
220        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     221

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
240        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     241

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
1.Registration Rights Agreement, dated December 24, 2024, between our company, the partnership and BN., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”.
2.Amended and Restated Relationship Agreement, dated March 28, 2014, by and among BN, the partnership, Holding LP, and others, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Relationship Agreement”.
242        Brookfield Infrastructure Corporation

3.Trademark Sublicense Agreement, effective as of May 21, 2007, between the partnership and Brookfield Global Asset Management Inc., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield — Licensing Agreement”.
4.Guarantee, dated as of March 30, 2020, by Canada Subco in favor of Computershare Trust Company of Canada, in respect of debt securities issued by the Brookfield Infrastructure Debt Issuers, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
5.Guarantee Indenture, dated as of March 30, 2020, among Canada Subco, the partnership and Computershare Trust Company of Canada, in respect of the partnership’s preferred units, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
6.Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
7.Promissory note, dated as of March 30, 2020, issued by BIHC in favor of Holding LP and subsequently assigned to another subsidiary of the partnership, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Promissory Notes”.
8.Amended and Restated Equity Commitment Agreement, dated as of December 24, 2024, between BIHC and Canada Holdco, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Equity Commitment”.
9.Amended and Restated Voting Agreement, effective as of March 30, 2020, between BIHC and the NTS entities, described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — NTS Voting Agreement”.
10.Amended and Restated Master Services Agreement, dated February 29, 2024, as amended from time to time, by and among BN., the partnership, Holding LP, and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
11.First Amendment to the Amended and Restated Master Services Agreement dated December 24, 2024 between BN, Brookfield Infrastructure Partners L.P. and others, as Master Services Agreement, as described under Item 6.A “Directors and Senior Management— Our Master Services Agreement”.
12.Indenture dated May 24, 2021 between Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
13.First Supplemental Indenture dated May 24, 2021 between Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Canada Holdco, Brookfield Infrastructure US Holdings I Corporation, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
Brookfield Infrastructure Corporation     243

14.Second Supplemental Indenture dated May 31, 2024 by and among Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.

15.Third Supplemental Indenture dated November 29, 2024 by and among Alberta Finco, the partnership, Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
16.Fourth Supplemental Indenture dated May 16, 2025 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, Canada Subco, Computershare Trust Company of Canada and Computershare Trust Company, N.A., as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Credit Support”.
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
244        Brookfield Infrastructure Corporation

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
29.Equity Distribution Agreement, dated November 19, 2025, by and among our company, the partnership, RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc. as described under Item 7.B “Related Party Transactions — Relationship with Brookfield Infrastructure — Subscription Agreements — BIPC ATM”.
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

Brookfield Infrastructure Corporation     245

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain material U.S. federal income tax considerations generally applicable to the ownership and disposition of exchangeable shares as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated thereunder, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary should be read in conjunction with the discussion of the principal U.S. federal income tax considerations associated with the operations of the partnership and the purchase, ownership, and disposition of units set forth in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” and Item 3.D “Risk Factors — Risks Relating to Taxation” in the partnership’s most recent annual report. The following discussion is limited as described in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations” in the partnership’s most recent annual report and as described herein. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of the equity interests (by vote or value) of our company, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold exchangeable shares as part of a straddle, hedge, constructive sale or conversion transaction with other investments, U.S. Holders whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold exchangeable shares through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, persons for whom the exchangeable shares are not a capital asset, persons who are liable for any alternative minimum tax, certain U.S. expatriates or former long-term residents of the United States, and persons who are subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code. This summary does not address the consequences to U.S. Holders who receive distributions on exchangeable shares other than in U.S. dollars. Except as otherwise specifically provided herein, this summary does not address any tax consequences to holders of units of the partnership. The actual tax consequences of the ownership and disposition of exchangeable shares will vary depending on your individual circumstances.
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
246        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     247

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
The U.S. federal income tax consequences described in the preceding paragraph should also apply to a U.S. Holder whose exchange request is satisfied by the delivery of cash by the partnership pursuant to the exercise of the partnership call right. For the U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of units pursuant to the partnership’s exercise of the partnership call right, see the discussion below under the heading “— Exercise of the Partnership Call Right”. The U.S. federal income tax consequences to a U.S. Holder whose exchange request is satisfied by the delivery of cash or units by our company are described in the following paragraph.
248        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     249

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
250        Brookfield Infrastructure Corporation

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
If Section 721(a) of the U.S. Internal Revenue Code applies to a U.S. Holder’s exchange of exchangeable shares for units pursuant to the exercise of the partnership call right by the partnership and, contrary to the current expectations of the general partner of the partnership, none of the special provisions (including Section 704(c)(1) of the U.S. Internal Revenue Code) described in the two preceding paragraphs applies, then such U.S. Holder generally should not recognize gain or loss with respect to exchangeable shares treated as contributed to the partnership in exchange for units, except as described below under the heading “— Passive Foreign Investment Company Considerations”. The aggregate tax basis of the units received by such U.S. Holder pursuant to the partnership call right would be the same as the aggregate tax basis of the exchangeable shares (or single undivided portion thereof) exchanged therefore, increased by such holder’s share of the partnership’s liabilities, if any. The holding period of the units received in exchange for exchangeable shares would include the holding period of the exchangeable shares surrendered in exchange therefor. A U.S. Holder who acquired different blocks of exchangeable shares at different times or different prices should consult its own tax adviser regarding the manner in which gain or loss should be determined in such holder’s particular circumstances and such holder’s holding period in units received in exchange for exchangeable shares.
Brookfield Infrastructure Corporation     251

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
Based on its current and expected income, assets, and activities, our company does not expect to be classified as a PFIC for the current taxable year. However, the determination of whether our company is or will be a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Because the PFIC determination depends upon the composition of our company’s income and assets and the nature of its activities from time to time and must be made annually as of the close of each taxable year, there can be no assurance that our company will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with our company’s determination as to its PFIC status.
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
252        Brookfield Infrastructure Corporation

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

Brookfield Infrastructure Corporation     253

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
254        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     255

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and BIPC’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “proposed amendments”) and assumes that all proposed amendments will be enacted in the form proposed. However, no assurances can be given that the proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of the exchangeable shares.
This summary assumes that at all relevant times (i) the exchangeable shares will be listed on a “designated stock exchange” in Canada for the purposes of the Tax Act (which currently includes the TSX), (ii) not more than 50% of the fair market value of an exchangeable share or a unit is attributable to one or more properties each of which is real property in Canada, a “Canadian resource property” or a “timber resource property”, and (iii) all or substantially all of the property of BIPC and the units will not be “taxable Canadian property” (each as defined in the Tax Act). This summary also assumes that neither the partnership nor BIPC is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.
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
256        Brookfield Infrastructure Corporation

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
Brookfield Infrastructure Corporation     257

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
258        Brookfield Infrastructure Corporation

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
For a description of the Canadian federal income tax considerations of holding and disposing of units (including the computation of adjusted cost base to a resident holder of units), please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s annual report on Form 20-F.
Additional Refundable Tax
A resident holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or is deemed to be at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) will be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of net taxable capital gains. Resident holders are advised to consult their own tax advisors in this regard.
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
Brookfield Infrastructure Corporation     259

Notwithstanding the foregoing, the holder of a TFSA, FHSA or RDSP, the annuitant under an RRSP or RRIF or the subscriber of an RESP, as the case may be, will be subject to a penalty tax if such exchangeable shares held in the TFSA, FHSA, RDSP, RRSP, RRIF or RESP are “prohibited investments” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RRSP, RRIF or RESP, as the case may be. Generally, the exchangeable shares will not be such a “prohibited investment” if the holder of the TFSA, FHSA or RDSP, the annuitant under the RRSP or RRIF or the subscriber of the RESP, as applicable, deals at arm’s length with BIPC for purposes of the Tax Act and does not have a “significant interest” for purposes of such “prohibited investment” rules in BIPC. Any such holder, annuitant or subscriber should be aware that exchanges at the request of holders of exchangeable shares may impact the percentage of total exchangeable shares held by such holders, annuitants or subscribers.
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
260        Brookfield Infrastructure Corporation

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
For a description of the Canadian federal income tax considerations of holding and disposing of units (including the computation of adjusted cost base to a non-resident holder of units), please see Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” of the partnership’s annual report on Form 20-F.
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
Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit recovery rules under Section 16 of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. Our website is at https://bip.brookfield.com/bipc.
In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 250 Vesey Street, 15th floor, New York, NY, 10281.
Brookfield Infrastructure Corporation     261

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
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained Deloitte LLP (PCAOB ID No. 1208), to act as our company’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2025		2024
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$4,025	87%	$3,464	74%
Audit-related fees(2)	600	13%	1,224	26%
Tax fees(3)	—	—%	5	—%
Total	$4,625	100%	$4,693	100%

(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financial reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. These fees also include fees for the audit or review of financial statements for certain subsidiaries of ours.
(2)Audit-related fees relate primarily to services pertaining to the filing of our company’s base shelf prospectuses and other securities-related matters, that are traditionally performed by the external auditor. In addition, these include fees for services that generally only the independent auditor reasonably can provide, including services provided in connection with statutory and regulatory filings.
(3)Tax fees include professional fees related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
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
In November 2025, we announced that the TSX accepted a notice filed by our company of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares. A copy of the notice may be obtained free of charge by contacting our company. Our company believes that the renewed normal course issuer bid provides the flexibility to use available funds to purchase exchangeable shares, should they be trading in price ranges that do not fully reflect their value. Under the normal course issuer bid, the board of directors of our company authorized us to repurchase up to 10% of the total public float of exchangeable shares, or up to 10,594,212 exchangeable shares. At the close of business on November 19, 2025, there were 119,069,841 exchangeable shares issued and outstanding and 105,942,127 exchangeable shares in the public float. Under our normal course issuer bid, we may repurchase up to 45,151 exchangeable shares on the TSX during any trading day, which represents 25% of the average daily trading volume of 180,606 exchangeable shares on the TSX for the six months ended October 31, 2025, calculated in accordance with the rules of the TSX.
Repurchases under our normal course issuer bid were authorized to commence on December 2, 2025 and our normal course issuer bid will terminate on December 1, 2026, or earlier should we complete our repurchases prior to such date.
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
In the year ended December 31, 2025, we did not repurchase any of our exchangeable shares.
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
We believe our cybersecurity program is reasonably designed to materially protect the confidentiality, integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We align our cybersecurity practices with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework and other recognized industry standards. Our cybersecurity program is integrated with our business continuity and disaster recovery processes to support operational resilience in the event of a significant cybersecurity incident.
In addition, all employees regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We continue to focus on readying our assets by implementing a standard way to test the systems of our portfolio companies annually through cyber readiness drills. These drills consist of simulations of potential threats in which companies need to detect, protect against, and recover from an attack. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. The Chief Information Officer (“CISO”) appointed by BN’s executive management pursuant to the EISP is responsible for modifying our group’s policies, standards, and guidance as needed to adjust to this changing environment.
The effectiveness of these programs is evaluated regularly through both internal and third-party audits.
In 2025, we undertook the following initiatives: further enhanced our data protection capabilities; improved our detection and response capabilities through the use of AI and automation; continued mandatory cybersecurity education for all employees; and increased the sophistication of our phishing simulations. We evaluate cybersecurity risks associated with third-party service providers through due diligence processes that may include security questionnaires, contractual security requirements, and periodic reassessments of vendors with access to sensitive systems or information. When we engage third parties, we have policies and processes to govern their access and reduce the risks associated with their access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct; supply chain and vendor management; and human rights and modern slavery.
268        Brookfield Infrastructure Corporation

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
The CISO works closely with BN’s senior management, legal counsel and external counsel to develop and monitor BN’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our company. The CISO provides periodic reports to the audit committee of BN, which subsequently reports to the board of directors of BN about data protection and cybersecurity risks and issues.
In addition, BN has established a Cybersecurity Committee, and composed of representatives from BN’s operating businesses, including our group. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.
The CISO has more than 20 years of experience in information security, cybersecurity risk management, and technology governance, and the remaining Cybersecurity Committee members have an average of approximately 8 years of cybersecurity experience.

Brookfield Infrastructure Corporation     269

PART III

ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See the financial statements and notes thereto beginning on page F-1 which are filed as part of this annual report on Form 20-F.
ITEM 19.    EXHIBITS

Number	Description

1.1	Notice of Articles and Articles of Brookfield Infrastructure Corporation–incorporated by reference to Exhibit 99.11 to our company’s Form 6-K filed on December 27, 2024.
2.1	Description of Securities*
2.2	Form of Articles of Brookfield Infrastructure Holdings Corporation–incorporated by reference to Exhibit 99.12 to our company’s Form 6-K filed on December 27, 2024.
2.3	Notice of Change in Corporate Structure of Brookfield Infrastructure Corporation–incorporated by reference to Exhibit 99.14 to our company’s Form 6-K filed on December 27, 2024.
4.1
Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.1 to our company’s Annual Report on Form 20-F filed March 18, 2024.

4.2
First Amendment to the Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and others–incorporated by reference to Exhibit 99.1 to our company’s Form 6-K filed on December 27, 2024.

4.3
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others–incorporated by reference to Exhibit 4.3 to the partnership’s Annual Report on Form 20-F filed March 28, 2014.

4.4
Trademark Sublicense Agreement, effective as of May 21, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Global Asset Management Inc.–incorporated by reference to Exhibit 4.5 to the partnership’s Registration Statement on Form 20-F/A filed December 13, 2007.

4.5
Guarantee, dated as of March 30, 2020, by BIPC Holdings Inc. in favor of Computershare Trust Company of Canada–incorporated by reference to Exhibit 10.3 to our company’s Form 6-K filed on April 2, 2020.

4.6
Guarantee Indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada–incorporated by reference to Exhibit 10.5 to our company’s Form 6-K filed on April 2, 2020.

4.7
Credit Agreement, effective as of March 31, 2020, between BUUK Bermuda Holdco Limited, as lender, and BIP Bermuda Holdings I Limited, as borrower–incorporated by reference to Exhibit 10.7 to our company’s Form 6-K filed on April 2, 2020.

4.8
Credit Agreement, effective as of March 31, 2020, between BIP Bermuda Holdings I Limited, as lender, and BUUK Bermuda Holdco Limited, as borrower–incorporated by reference to Exhibit 10.6 to our company’s Form 6-K filed on April 2, 2020.

4.9
Promissory note, dated as of March 30, 2020, issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited–incorporated by reference to Exhibit 10.8 to our company’s Form 6-K filed on April 2, 2020.

4.10
Promissory note, dated as of March 30, 2020, issued by Brookfield Infrastructure Corporation in favor of Brookfield Infrastructure L.P.–incorporated by reference to Exhibit 10.9 to our company’s Form 6-K filed on April 2, 2020.

270        Brookfield Infrastructure Corporation

4.11
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Holdings Corporation–incorporated by reference to Exhibit 99.7 to our company’s Form 6-K filed on December 27, 2024.

4.12	Amended and Restated Voting Agreement, effective as of March 30, 2020, among Brookfield Infrastructure Holdings Corporation, BIF III Noronha AIV LLC, BIP Noronha AIV LLC and Noronha Co-Invest LLC-incorporated by reference to Exhibit 4.12 to our Company’s Form 20-F filed on March 24, 2025.
4.13
Indenture dated May 24, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 4.1 to our company’s Form 6-K filed May 24, 2021.

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

4.17
Fourth Supplemental Indenture dated May 16, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.–incorporated by reference to Exhibit 4.1 to our company’s Form 6-K filed May 20, 2025.

4.18
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

4.19
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

4.20
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

Brookfield Infrastructure Corporation     271

4.21
First Amendment to the Support Agreement, dated December 24, 2024 among Brookfield Infrastructure Holdings Corporation, Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. –incorporated by reference to Exhibit 99.4 to our company’s Form 6-K filed on December 27, 2024.

4.22
Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIP Bermuda Holdings I Limited as borrower and BIPC Bermuda Holdco Limited as lender-incorporated by reference to Exhibit 4.16 to our company’s Annual Report on Form 20-F filed March 18, 2024.

4.23
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BIP Bermuda Holdings I Limited as Borrower and BIPC Bermuda Holdco Limited as Lender–incorporated by reference to Exhibit 99.10 to our company’s Form 6-K filed December 27, 2024.

4.24
Amended and Restated Subordinate Credit Agreement, effective as of June 1, 2023 between BIPC Bermuda Holdco Limited as borrower and BIP Bermuda Holdings I Limited as lender incorporated by reference to Exhibit 4.17 to our company’s Annual Report on Form 20-F filed March 18, 2024.

4.25
First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinate Credit Agreement between BIPC Bermuda Holdco Limited as Borrower and BIP Bermuda Holdings I Limited as Lender–incorporated by reference to Exhibit 99.9 to our company’s Form 6-K filed on December 27, 2024.

4.26
Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation as Borrower and Brookfield Infrastructure Holdings (Canada) Inc. as Lender–incorporated by reference to Exhibit 99.8 to our company’s Form 6-K filed on December 27, 2024.

4.27	Arrangement Agreement, dated October 9, 2024- incorporated by reference to Exhibit 99.1 to our company’s Form 6-K filed October 11, 2024.
4.28
Registration Rights Agreement, dated December 24, 2024, among BN, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. –incorporated by reference to Exhibit 99.3 to our company’s Form 6-K filed on December 27, 2024.

4.29
Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P. –incorporated by reference from Exhibit 99.5 of our company’s Form 6-K filed on December 27, 2024.

4.30
Option Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc. –incorporated by reference to Exhibit 99.6 to our company’s Form 6-K filed on December 27, 2024.

4.31
Equity Distribution Agreement, dated November 19, 2025, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc.-incorporated by referenced to Exhibit 1.1 to our company’s Form 6-K filed November 20, 2025.

8.1	Significant Subsidiaries of Brookfield Infrastructure Corporation-incorporated by reference to Item 4.C, “Organizational Structure”.
11.1	Personal Trading Policy-incorporated by reference to Exhibit 11.1 to our company’s Annual Report on Form 20-F filed March 18, 2024.
11.2	Code of Business Conduct and Ethics–incorporated by reference to Exhibit 99.13 to our company’s Form 6-K filed on December 27, 2024.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to Section 302 of the Sarbanes Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
272        Brookfield Infrastructure Corporation

13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Corporation, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.*
15.1	Audit Committee Charter of Brookfield Infrastructure Corporation*
15.2	Consent of Deloitte LLP.*
97.1	Clawback Policy-incorporated by reference to Exhibit 4.1 to our company’s Annual Report on Form 20 F filed March 18, 2024.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Dated: March 16, 2026	BROOKFIELD INFRASTRUCTURE CORPORATION

	By:	/s/ MICHAEL RYAN
		Name:	Michael Ryan
		Title:	Corporate Secretary
274        Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Corporation as of December 31, 2025
and 2024 and for the years ended December 31, 2025, 2024 and 2023	F-6
Brookfield Infrastructure Corporation     F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Corporation and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operating results, comprehensive (loss) income, equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
While there are several assumptions that are required to determine the fair value of property, plant and equipment, the significant inputs with the highest degree of subjectivity and impact on fair value are the terminal value multiple and discount rate for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment requires management to make significant assumptions relating to the significant inputs of the terminal value multiple and discount rate for certain classes of property, plant and equipment, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the terminal value multiple and discount rate for certain classes of property, plant and equipment included the following, among others:
•Evaluated the effectiveness of controls over revaluation, including those over the estimates of the terminal value multiple and discount rate.
•With the assistance of fair value specialists, evaluated the reasonableness of the terminal value multiple and discount rate, by (1) testing the source information underlying the terminal value multiple and discount rate, and (2) developing a range of independent estimates and comparing those to the terminal value multiple and discount rate selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 16, 2026

We have served as the Company’s auditor since 2019.

Brookfield Infrastructure Corporation     F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Infrastructure Corporation
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 16, 2026, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 16, 2026
Brookfield Infrastructure Corporation     F-5

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	6, 7	$431	$674
Financial assets	6	13	68
Accounts receivable and other	6, 8	928	786
Due from Brookfield Infrastructure	6, 23	1,574	1,278
Assets held for sale		—	1,958
Current assets		2,946	4,764
Property, plant and equipment	9	14,198	12,572
Intangible assets	10	3,102	2,892
Investments in associates	11	295	—
Goodwill	12	1,680	1,609
Financial assets	6	77	164
Other assets	8	1,688	1,549
Deferred income tax asset	20	39	37
Total assets		$24,025	$23,587
Liabilities and Equity
Liabilities
Accounts payable and other	6, 13	$1,208	$994
Non-recourse borrowings	6, 15	1,214	667
Financial liabilities	6, 14	17	32
Loans payable to Brookfield Infrastructure	6, 23	100	102
Shares classified as financial liability	6, 14, 19	5,129	4,644
Liabilities held for sale		—	1,209
Current liabilities		7,668	7,648
Non-recourse borrowings	6, 15	11,955	11,511
Financial liabilities	6, 14	6	1
Other liabilities	13	174	220
Deferred income tax liability	20	2,217	1,985
Total liabilities		22,020	21,365
Equity
Brookfield Infrastructure Partners L.P.(1)	19	(1,299)	(1,253)
Non-controlling interests	16	3,304	3,475
Total equity		2,005	2,222
Total liabilities and equity		$24,025	$23,587

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
F-6 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS	Notes	2025	2024	2023
Revenues	17	$3,668	$3,666	$2,503
Direct operating costs	9, 10, 18	(1,334)	(1,378)	(778)
General and administrative expenses		(80)	(75)	(67)
		2,254	2,213	1,658
Interest expense	15	(1,155)	(1,065)	(697)
Share of earnings (losses) from investments in associates	11	25	—	(20)
Remeasurement of shares classified as financial liability	14	(441)	(477)	34
Mark-to-market and foreign currency revaluation		61	(116)	23
Other income (expense)		341	(118)	(24)
Income before income tax		1,085	437	974
Income tax (expense) recovery
Current	20	(379)	(356)	(348)
Deferred	20	(6)	(9)	(20)
Net income		$700	$72	$606

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(241)	$(608)	$111
Non-controlling interests		941	680	495

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
Brookfield Infrastructure Corporation     F-7

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2025	2024	2023
Net income		$700	$72	$606
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	9	198	119	142
Taxes on the above	20	(49)	(30)	(36)
		149	89	106

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		54	134	159
Cash flow hedge	6, 24	(25)	1	(24)
Taxes on the above items	20	(8)	6	2
Share of losses from investments in associates	11	—	—	(27)
		21	141	110
Total other comprehensive income		170	230	216
Comprehensive income		$870	$302	$822

Attributable to:
Brookfield Infrastructure Partners L.P.(1)		$(46)	$(500)	$278
Non-controlling interests		916	802	544

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
F-8 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P.	Non-controlling interests	Total equity
Balance as at January 1, 2025	$1	$509	$(2,344)	$581	$(1,253)	$3,475	$2,222
Net (loss) income	—	(241)	—	—	(241)	941	700
Other comprehensive income (loss)	—	—	—	195	195	(25)	170
Comprehensive (loss) income	—	(241)	—	195	(46)	916	870
Capital provided to non-controlling interests	—	—	—	—	—	(488)	(488)
Distributions to non-controlling interests	—	—	—	—	—	(599)	(599)
Balance as at December 31, 2025	$1	$268	$(2,344)	$776	$(1,299)	$3,304	$2,005

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P.	Non-controlling interests	Total equity
Balance as at January 1, 2024	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068
Net (loss) income	—	(608)	—	—	(608)	680	72
Other comprehensive income	—	—	—	108	108	122	230
Comprehensive (loss) income	—	(608)	—	108	(500)	802	302
Capital provided to non-controlling interests	—	—	—	—	—	(1,058)	(1,058)
Distributions to non-controlling interests	—	—	—	—	—	(788)	(788)
Arrangement/reorganization	(391)	—	35	—	(356)	—	(356)
Other items	—	2	—	—	2	52	54
Balance as at December 31, 2024	$1	$509	$(2,344)	$581	$(1,253)	$3,475	$2,222

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.
Brookfield Infrastructure Corporation     F-9

US$ MILLIONS	Share capital	Retained earnings	Ownership changes	Accumulated other comprehensive income(1)	Brookfield Infrastructure Partners L.P.	Non-controlling interests	Total equity
Balance as at January 1, 2023	$53	$901	$(2,379)	$306	$(1,119)	$758	$(361)
Net income	—	111	—	—	111	495	606
Other comprehensive income	—	—	—	167	167	49	216
Comprehensive income	—	111	—	167	278	544	822
Share issuance	339	—	—	—	339	—	339
Distributions to non-controlling interests	—	—	—	—	—	(458)	(458)
Acquisition of subsidiaries	—	—	—	—	—	3,726	3,726
Other items	—	103	—	—	103	(103)	—
Balance as at December 31, 2023	$392	$1,115	$(2,379)	$473	$(399)	$4,467	$4,068

(1)Refer to Note 21, Accumulated Other Comprehensive Income (Loss) for an analysis of accumulated other comprehensive income (loss) by item.

F-10 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2025	2024	2023
Operating Activities
Net income		$700	$72	$606
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	11	(4)	—	23
Depreciation and amortization expense	9, 10, 18	668	775	365
Mark-to-market and other	6	(358)	323	73
Remeasurement of shares classified as financial liability	14	441	477	(34)
Deferred income tax expense	20	6	9	20
Changes in non-cash working capital, net	26	155	87	6
Cash from operating activities		1,608	1,743	1,059

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(98)	—	(3,086)
Disposal of subsidiaries, net of cash disposed	4	431	—	—
Disposal of investments in associates	11	426	—	435
Purchase of long-lived assets	9, 10	(1,606)	(1,403)	(594)
Disposal of long-lived assets	9, 10	213	315	75
Purchase of financial assets		(35)	—	(57)
Sale of financial assets		37	—	53
Other investing activities		20	(22)	—
Cash used by investing activities		(612)	(1,110)	(3,174)

Financing Activities
Distributions to non-controlling interests		(599)	(788)	(458)
Capital provided (to) by non-controlling interest		(488)	(1,058)	2,911
Proceeds from non-recourse borrowings	15	2,887	7,763	1,313
Repayment of non-recourse borrowings	15	(2,869)	(5,628)	(1,136)
Loans and repayments from Brookfield Infrastructure	23	266	115	1,057
Loans and repayments to Brookfield Infrastructure	23	(497)	(781)	(1,472)
Exchangeable shares issued, net of costs	13	38	—	—
Issuance of class B Shares	19	—	1	—
Other financing activities		(29)	(52)	(32)
Cash (used by) from financing activities		(1,291)	(428)	2,183

Cash and cash equivalents
Change during the year		(295)	205	68
Impact of foreign exchange on cash		52	(70)	26
Balance, beginning of year		674	539	445
Balance, end of year		$431	$674	$539

Brookfield Infrastructure Corporation     F-11

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
NOTE 2.  SUBSIDIARIES
The following table presents details of non-wholly owned subsidiaries of our company as of December 31 for the years indicated:

		Country of incorporation	Effective Ownership Interest (%)		Voting Interest (%)
Defined Name	Name of entity		2025	2024	2025	2024
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	92	92
Global intermodal logistics operation	Triton International Limited(1)	U.S.	27	27	100	100

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2026.
(b)Basis of Preparation
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
Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity in addition to changes in ownership interests. Total comprehensive income is attributed to non-controlling interests, even if this results in the non-controlling interests having a deficit balance.
All intercompany balances, transactions, revenues and expenses are eliminated in full.
F-16 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(c)Continuity of Interests
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(d)Foreign Currency Translation
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
(e)Business Combinations
Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by our company in exchange for control of the acquiree. Acquisition related costs are recognized in the Consolidated Statements of Operating Results as incurred and included in other expenses.
Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the Consolidated Statements of Operating Results, whereas changes in the fair values of contingent consideration classified within share capital are not subsequently re-measured.
F-18 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Where a business combination is achieved in stages, our company’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, that is, the date our company attains control and the resulting gain or loss, if any, is recognized in the Consolidated Statements of Operating Results. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to the Consolidated Statements of Operating Results, where such treatment would be appropriate if that interest were disposed of.
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
Contingent liabilities acquired in a business combination are initially measured at fair value at the date of acquisition. At the end of subsequent reporting periods, such contingent liabilities are measured at the higher of the amount that would be recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) and the amount initially recognized less cumulative amount of income recognized in accordance with IFRS 15, Revenue from Contracts with Customers.

(f)Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(g)Accounts Receivable
Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.
(h)Property, Plant and Equipment
Our company uses the revaluation method of accounting for all classes of property, plant and equipment. Property, plant and equipment is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on at least an annual basis, and on a sufficient basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which
Brookfield Infrastructure Corporation     F-19

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are included in other comprehensive income, but are not subsequently recycled into profit or loss.
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the Consolidated Statements of Operating Results. However, any balance accumulated in revaluation surplus is subsequently recorded in retained earnings when an asset is derecognized and not transferred to profit or loss.
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 50 years
Intermodal containers	Up to 20 years
Leasehold improvements	Up to 25 years
Network systems	Up to 60 years
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
(i)Asset Impairment
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
F-20 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(j)Intangible Assets
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
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the estimated useful life of the underlying infrastructure with approximately 27 years remaining, on average.
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
(k)Goodwill
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
Brookfield Infrastructure Corporation     F-21

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a cash generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash generating unit. Any goodwill impairment is charged to profit and loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of an affiliate, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(l)Revenue Recognition
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
(m)Financial Instruments and Hedge Accounting
(i)Financial Instrument Classification
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(ii)Hedge Accounting
Our company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and that the hedging relationship meets all of the hedge effectiveness requirements. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge, or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.
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
(n)Income Taxes
Income tax expense represents the sum of the tax accrued in the period and deferred income tax.
(i)Current income tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in share capital and other comprehensive income are also recognized directly in share capital and other comprehensive income, respectively.
Brookfield Infrastructure Corporation     F-23

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(ii)Deferred income tax
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
(o)Assets Held for Sale
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the Consolidated Statements of Financial Position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the Consolidated Statements of Financial Position.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized, respectively.
(p)Provisions
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
(q)Earnings per Share
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
(r)Operating Segments
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Chief Operating Decision Maker for the purpose of allocating resources to the segment and to assess its performance. Our company has one reportable and operating segment.
(s)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
Brookfield Infrastructure Corporation     F-25

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(i)Common control transactions
IFRS 3 (2008), Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards framework and pronouncements of other standard-setting bodies. Our company’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.
(ii)Financial instruments
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
(iii)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 9, Property Plant and Equipment.
(iv)Fair values in business combinations
Our company accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to Note 5, Acquisition of Businesses, for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
F-26 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(v)Impairment of goodwill, intangibles with indefinite lives
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Our company uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
Other estimates utilized in the preparation of our company’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Future accounting policies
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. Our company has assessed these amendments and determined that they are not expected to have a material impact on its consolidated financial statements.
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Our company is in the process of determining the impact of the amendments on its consolidated financial statements.
Brookfield Infrastructure Corporation     F-27

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 4.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a) Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our company recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in the stabilized container portfolio. Refer to Note 11, Investments in Associates, for more details.
NOTE 5.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2025
a) U.K. Fiber Business
On August 5, 2025, our U.K regulated distribution operation acquired FiberNest Limited (“FiberNest”) for total consideration of $98 million. FiberNest provides fiber-to-the-home connectivity services and operates a network of active connections across the United Kingdom. Acquisition costs of $2 million were recorded as other (expense) income within the Consolidated Statement of Operating Results for the period ending December 31, 2025.
Consideration Transferred:

US$ MILLIONS
Cash	$98
Total consideration	$98
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Property, plant and equipment	90
Intangible assets	13
Goodwill	14
Accounts payable and other liabilities	(5)
Deferred income tax liabilities	(14)
Net assets acquired	$98

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our company is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of acquisition.
F-28 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Brookfield Infrastructure Corporation     F-29

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$431	$431
Accounts receivable and other (current and non-current)	—	2,538	2,538
Financial assets (current and non-current)(1)	90	—	90
Due from Brookfield Infrastructure	—	1,574	1,574
Total	$90	$4,543	$4,633

Financial liabilities
Accounts payable and other (current and non-current)	$—	$921	$921
Non-recourse borrowings (current and non-current)	—	13,169	13,169
Shares classified as financial liability(2)	—	5,129	5,129
Financial liabilities (current and non-current)(1)	23	—	23
Loans payable to Brookfield Infrastructure	—	100	100
Total	$23	$19,319	$19,342

(1)Derivative instruments which are elected for hedge accounting totaling $90 million are included in financial assets and $23 million are included in financial liabilities.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Brookfield Infrastructure Corporation     F-31

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table provides the carrying values and fair values of financial instruments as at December 31, 2025 and December 31, 2024:

	Dec. 31, 2025		Dec. 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$431	$431	$674	$674
Accounts receivable and other (current and non-current)	2,538	2,538	2,268	2,268
Financial assets (current and non-current)	90	90	232	232
Due from Brookfield Infrastructure	1,574	1,574	1,278	1,278
Total	$4,633	$4,633	$4,452	$4,452

	Dec. 31, 2025		Dec. 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Accounts payable and other (current and non-current)	$921	$921	$722	$722
Non-recourse borrowings (current and non-current)(1)	13,169	12,940	12,178	11,919
Shares classified as financial liability(2)	5,129	5,129	4,644	4,644
Financial liabilities (current and non-current)	23	23	33	33
Loans payable to Brookfield Infrastructure	100	100	102	102
Total	$19,342	$19,113	$17,679	$17,420

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
F-32 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Cash Flow Hedges
Our company uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2025, pre-tax net unrealized losses of $25 million (2024: gains of $1 million, 2023: losses of $24 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2025, there was a net derivative asset balance of $67 million relating to derivative contracts designated as cash flow hedges (2024: $199 million).
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
The fair value of our company’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for our company’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2025	Dec. 31, 2024
Interest rate swaps & other	Level 2(1)
Financial assets		$90	$232
Financial liabilities		23	33

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

Brookfield Infrastructure Corporation     F-33

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 7.  CASH AND CASH EQUIVALENTS

	As of December 31,
US$ MILLIONS	2025	2024
Cash	$53	$68
Cash equivalents(1)	378	606
Total cash and cash equivalents	$431	$674

(1)Short-term, highly liquid investments with maturities of less than 90 days at acquisition that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

NOTE 8.  ACCOUNTS RECEIVABLE AND OTHER

	As of December 31,
US$ MILLIONS	2025	2024
Current:
Accounts receivable(1)	$757	$648
Finance lease receivables	126	108
Prepayments & other assets	45	30
Total current	$928	$786

Non-current:
Finance lease receivables	$1,413	$1,315
Restricted cash(2)	107	79
Other assets	168	155
Total non-current	$1,688	$1,549

(1)Includes $242 million (2024: $200 million) receivable from one customer. Please refer to Note 17 for revenues attributable to this customer.
(2)Restricted cash primarily relates to our company’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.

F-34 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 9.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Gross carrying amount	Accumulated depreciation	Accumulated fair value adjustments	Total
Balance at January 1, 2024	$13,438	$(990)	$1,703	$14,151
Additions, net of disposals	1,035	23	—	1,058
Non-cash disposals	(224)	(6)	—	(230)
Depreciation expense	—	(650)	—	(650)
Assets reclassified as held for sale	(1,866)	91	—	(1,775)
Fair value adjustments	—	—	119	119
Net foreign currency exchange differences	(86)	17	(32)	(101)
Balance at December 31, 2024	$12,297	$(1,515)	$1,790	$12,572
Additions, net of disposals(1)	1,342	11	—	1,353
Acquisitions through business combinations(2)	90	—	—	90
Non-cash additions	47	21	—	68
Depreciation expense	—	(536)	—	(536)
Fair value adjustments	—	—	198	198
Net foreign currency exchange differences	390	(77)	140	453
Balance at December 31, 2025	$14,166	$(2,096)	$2,128	$14,198

(1) On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of approximately $0.8 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
(2) See Note 5, Acquisition of Businesses, for additional information.
Our company’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2025 and 2024. Our company determined fair value under the income method. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for our company’s property, plant and equipment assets.

Dec. 31, 2025				Dec. 31, 2024
Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique	Discount Rate	Terminal Value Multiple	Investment Horizon
Discounted cash flow model	8%	15x	10 yrs	Discounted cash flow model	8%	16x	10 yrs
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
Brookfield Infrastructure Corporation     F-35

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
At December 31, 2025, our company carried out an assessment of the fair value of its property, plant and equipment, resulting in a gain from revaluation of $198 million (2024: $119 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Our valuation of property, plant and equipment is underpinned by stable cash flows as we earn a regulated return on an asset base for making the infrastructure available to users with minimal volume and price risk. The revaluation gain recorded reflects growth in underlying cash flows at our U.K. regulated distribution business associated with new connections added during the year.
Had the assets been carried under the cost model, the carrying amount of property, plant and equipment would have been $12,411 million as at December 31, 2025 (2024: $11,061 million).
NOTE 10.  INTANGIBLE ASSETS

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Cost	$4,207	$3,762
Accumulated amortization	(1,105)	(870)
Total	$3,102	$2,892
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Brazilian regulated gas transmission operation	$2,509	$2,299
Global intermodal logistics operation	570	576
U.K. regulated distribution operation(1)	23	17
Total	$3,102	$2,892

(1)See Note 5, Acquisition of Businesses, for additional information.
The intangible assets at our Brazilian regulated gas transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) with predefined tariffs annually adjusted for inflation. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
The intangible asset at our global intermodal logistics operations primarily relate to customer relationships, which represent the future economic benefit from our leases and renewals with customers, in addition to brand, and developed technology. The intangibles are amortized on a straight-line basis over the estimated useful life.
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
F-36 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2025. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The following table presents the change in the cost balance of intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Cost at beginning of the year	$3,762	$4,657
Acquisitions through business combinations(1)	13	—
Additions, net of disposals	40	30
Non cash additions	—	35
Assets reclassified as held for sale	—	(110)
Foreign currency translation	392	(850)
Cost at end of year	$4,207	$3,762

(1)See Note 5, Acquisition of Businesses, for additional information.

The following table presents the accumulated amortization for our company’s intangible assets:

	For the year ended
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Accumulated amortization at beginning of year	$(870)	$(958)
Amortization	(132)	(125)
Assets reclassified as held for sale	—	5
Foreign currency translation	(103)	208
Accumulated amortization at end of year	$(1,105)	$(870)
NOTE 11.  INVESTMENTS IN ASSOCIATES
The following table represents the change in balance of investments in associates:

For the year ended
US$ MILLIONS	Dec. 31, 2025
Balance at the beginning of the period	$—
Acquisitions	605
Share of earnings for the year	25
Distributions	(21)
Disposition of interest	(314)
Ending Balance	$295

Brookfield Infrastructure Corporation     F-37

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On March 26, 2025, our global intermodal logistics operation sold a 33% partial interest in a stabilized container subsidiary for net proceeds of approximately $120 million to our company (see Note 4 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate.
On September 29, 2025, our global intermodal logistics operation sold an additional 33% partial interest in the stabilized container portfolio for net proceeds of approximately $425 million ($115 million to our company). On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to our company) in other income (expense) on the Consolidated Statements of Operating Results.
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

		As at December 31, 2025
		Total							Attributable to
US$ MILLIONS	Ownership Interest(1)	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Brookfield Infrastructure Partners LP(1)
Stabilized container portfolio	34%	$75	$1,974	$2,049	$191	$975	$1,166	$883	$588	$295
Total		$75	$1,974	$2,049	$191	$975	$1,166	$883	$588	$295

(1)Our company has an effective ownership interest of 9% with $80 million net assets attributable to our company.
The following tables present the gross amounts of revenue, net income, other comprehensive income from our company’s investments in associates for the year ended December 31, 2025:

	Year ended December 31, 2025
	Total				Share of earnings for the period
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Stabilized container portfolio	$220	$55	$—	$55	$25
Total	$220	$55	$—	$55	$25
The following tables present the cash flow activities of our company’s investments in associates for the year ended December 31, 2025:

	Year ended December 31, 2025
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Our company
Stabilized container portfolio	$177	$(17)	$(140)	$20	$15	$5
Total	$177	$(17)	$(140)	$20	$15	$5

F-38 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 12.  GOODWILL
The following table presents the carrying amount for our company’s goodwill:

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Balance at beginning of the year	$1,609	$1,726
Acquisitions through business combinations(1)	14	—
Foreign currency translation and other	57	(117)
Balance at end of the year	$1,680	$1,609

(1)See Note 5, Acquisition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2025, the recoverable amount exceeded the carrying amount of each cash generating unit.
Goodwill is allocated to the following cash generating units or group of cash generating units:

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Global intermodal logistics operation	$1,163	$1,163
Brazilian regulated gas transmission operation	463	411
U.K. regulated distribution operation(1)	54	35
Total	$1,680	$1,609

(1)See Note 5, Acquisition of Businesses, for additional information.
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 17%, terminal value multiples of 8x to 15x and discrete cash flow periods from 10 to 17 years (2024: 11% to 17%, 5x to 15x, and 10 to 18 years, respectively).
Brookfield Infrastructure Corporation     F-39

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13.  ACCOUNTS PAYABLE AND OTHER

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Current:
Accounts payable	$102	$67
Accrued & other liabilities	828	653
Deferred revenue(1)	278	274
Total current	$1,208	$994

Non-current:
Deferred revenue(1)	$117	$165
Provisions & other liabilities	57	55
Total non-current	$174	$220

(1)Deferred revenue relates primarily to cash contributions from third parties to build future natural gas and electricity connections at our company’s U.K. regulated distribution operation and advance customer payments for container leases at our global intermodal logistics operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangement. Of the deferred revenue outstanding at December 31, 2025, 70% is estimated to be realized during 2026, 15% during 2027, 4% during 2028, and 11% will be realized in more than 3 years.
Our company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 25, Financial Risk Management.
NOTE 14.  FINANCIAL LIABILITIES

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Current:
Interest rate swaps	$17	$32
Total current financial liabilities	$17	$32

Non-current:
Interest rate swaps	$6	$1
Total non-current financial liabilities	$6	$1
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
In August 2021, the partnership acquired a controlling interest in Inter Pipeline Ltd. (“IPL”) for consideration comprised of cash, exchangeable shares and class B exchangeable limited partnership units (“BIPC Exchangeable LP Units”) of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”). BIPC Exchange LP is a subsidiary of the partnership and holders of BIPC Exchangeable LP Units have the right to require the partnership to purchase BIPC Exchangeable LP Units and deliver one exchangeable share for each BIPC Exchangeable LP Unit purchased. During the year ended December 31, 2025, our company issued 155,557 exchangeable shares in connection with exchange requests from BIPC Exchange LP unitholders. Upon issuance, the exchangeable shares were recognized at their fair value.
In November 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million exchangeable shares directly from treasury (the “BIPC ATM”) until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes. During the year-ended December 31, 2025, BIPC issued 833,272 exchangeable shares under the BIPC ATM, and an equivalent number of partnership units were repurchased by Brookfield Infrastructure. The issuances were completed on the TSX and NYSE at average prices of C$63.78 and US$45.86, respectively, per exchangeable share, for aggregate gross proceeds of $38 million. Net proceeds from the issuance also rounded to $38 million, after deducting agent commission costs of $0.4 million.
During the year ended December 31, 2025, our shareholders exchanged 45,782 exchangeable shares for an equal number of partnership units. As at December 31, 2025, the exchangeable and class B shares were remeasured to reflect the NYSE closing price of one unit, $34.74 per share. Remeasurement gains or losses associated with these shares are recorded in the Consolidated Statements of Operating Results.
Brookfield Infrastructure Corporation     F-41

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Our company declared and paid dividends of $228 million on its exchangeable and class A.2 shares outstanding during the year ended December 31, 2025 (2024: $213 million, 2023: $178 million). Dividends paid on exchangeable and class A.2 shares are presented as interest expense in the Consolidated Statements of Operating Results.
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

	Exchangeable shares outstanding (Shares)	Class A.2 shares outstanding (Shares)	BIHC Class B shares outstanding (Shares)	Class C shares outstanding (Shares)(1)	Shares classified as financial liability (US$ Millions)
Balance at January 1, 2024	131,872,066	—	2	—	$4,153
Share issuance - BIPC Exchangeable LP Unit exchanges	199,066	—	—	—	6
Shares exchanged to units	(19,223)	—	—	—	—
Arrangement/reorganization(2)	(13,012,789)	13,012,789	1	11,117,660	8
Remeasurement of liability	—	—	—	—	477
Balance at December 31, 2024	119,039,120	13,012,789	3	11,117,660	$4,644
Share issuance(3)	833,272	—	—	—	$38
Share issuance - BIPC Exchangeable LP Unit exchanges	155,557	—	—	—	7
Shares exchanged to units	(45,782)	—	—	—	(1)
Remeasurement of liability	—	—	—	—	441
Balance at December 31, 2025	119,982,167	13,012,789	3	11,117,660	$5,129

(1)     Prior to the Arrangement, class C shares were classified as financial liabilities due to their cash redemption feature. As discussed in Note 1(c)(ii), Organization and Description of our Company, the class C shares met certain qualifying criteria and were presented as equity. See Note 19, Equity. Following the Arrangement and upon consolidation of BIHC into our company, the class C shares are presented as financial liabilities.
(2)     The class C shares were remeasured to reflect the NYSE closing price of one unit, $32.00 per share, as of the Arrangement. Following the Arrangement, a $348 million return of capital was issued to the class C shareholders.
(3)     During the year-ended December 31, 2025, our company issued 833,272 exchangeable shares under the BIPC ATM, and an equivalent number of partnership units were repurchased by Brookfield Infrastructure.
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
F-42 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 15.  BORROWINGS
(a)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Current	$1,214	$667
Non-current	11,955	11,511
Total	$13,169	$12,178
Non-recourse borrowings increased as compared to December 31, 2024 due to incremental net borrowings of $0.4 billion and the impact of foreign exchange of $0.6 billion driven by the appreciation of the British pound and Brazilian real relative to the U.S. dollar.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Total
2026	$1,303
2027	674
2028	1,344
2029	1,230
2030	3,343
Thereafter	5,633
Total principal repayments	13,527
Deferred financing costs and other	(358)
Total - Dec. 31, 2025	$13,169
Total - Dec. 31, 2024	$12,178
The weighted average interest rates of non-recourse borrowings are as follows:

	As of December 31,
	2025	2024
Weighted average interest rates	6%	6%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2025	Local Currency		Dec. 31, 2024	Local Currency
U.S. dollars	$7,168	USD	$7,168	$6,989	USD	$6,989
British pounds	3,424	GBP	2,541	2,860	GBP	2,285
Brazilian real	2,935	BRL	16,150	2,786	BRL	17,250

Brookfield Infrastructure Corporation     F-43

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	Dec. 31, 2024	Cash Flows	Held for sale	Foreign Exchange Movement and Other(1)	Dec. 31, 2025
Non-recourse borrowings	$12,178	$18	$—	$973	$13,169

US$ MILLIONS	Dec. 31, 2023	Cash Flows	Held for sale	Foreign Exchange Movement and Other	Dec. 31, 2024
Non-recourse borrowings	$12,028	$2,135	$(1,197)	$(788)	$12,178

(1)During the year ended December 31, 2025, approximately $0.3 billion of non-recourse borrowings were assumed by our global intermodal logistics subsidiary in connection with a tuck-in acquisition which was treated as an asset purchase. See Note 9, Property, Plant and Equipment for further details.
NOTE 16.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Financial Position:

	As of December 31, 2025
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation	$652	$3,157	$707	$3,950	$(489)	$(359)
U.K. regulated distribution operation	322	7,046	610	4,503	443	1,812
Global intermodal logistics operation	394	10,876	1,072	5,899	3,350	949
Total	$1,368	$21,079	$2,389	$14,352	$3,304	$2,402

	As of December 31, 2024
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Affiliates	Equity in Net Assets Attributable to the partnership
Brazilian regulated gas transmission operation(1)	$871	$2,936	$745	$3,779	$(402)	$(315)
U.K. regulated distribution operation	265	5,882	561	3,725	365	1,496
Global intermodal logistics operation	2,346	10,005	1,565	6,213	3,512	1,061
Total	$3,482	$18,823	$2,871	$13,717	$3,475	$2,242
(1)During the year ended December 31, 2024, our Brazilian regulated distribution operation completed a dividend recapitalization of $1.7 billion.
F-44 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Operating Results:

	Year ended December 31, 2025
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,430	$289	$(48)	$120	$(28)
U.K. regulated distribution operation	864	29	59	116	236
Global intermodal logistics operation	1,374	623	(36)	207	(13)
Total	$3,668	$941	$(25)	$443	$195

	Year ended December 31, 2024
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Income (loss)	Net Income	Other Comprehensive Income (loss)
Brazilian regulated gas transmission operation	$1,357	$318	$102	$135	$59
U.K. regulated distribution operation	741	20	11	78	45
Global intermodal logistics operation	1,568	342	9	108	4
Total	$3,666	$680	$122	$321	$108

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to the partnership
US$ MILLIONS	Revenue	Net Income	Other Comprehensive Loss	Net Income	Other Comprehensive Loss
Brazilian regulated gas transmission operation	$1,483	$455	$44	$202	$19
U.K. regulated distribution operation	635	19	38	78	154
Global intermodal logistics operation	385	56	(33)	22	(13)
Total	$2,503	$530	$49	$302	$160
Brookfield Infrastructure Corporation     F-45

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statements of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2025			Year ended December 31, 2024
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$510	$(26)	$(764)	$585	$(178)	$(158)
U.K. regulated distribution operation	341	(632)	294	282	(439)	113
Global intermodal logistics operation	1,004	33	(1,055)	1,133	(600)	(532)
Total	$1,855	$(625)	$(1,525)	$2,000	$(1,217)	$(577)

	Cash Flow Activities
	Year ended December 31, 2023
US$ MILLIONS	Operating	Investing	Financing
Brazilian regulated gas transmission operation	$739	$(36)	$(742)
U.K. regulated distribution operation	226	(487)	309
Global intermodal logistics operation	327	(3,048)	2,828
Total	$1,292	$(3,571)	$2,395

NOTE 17.  REVENUES
a)Revenues by service line
Substantially all of these revenues are recognized over time as services are rendered. The following table disaggregates revenues by service line:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Gas Transmission	$1,430	$1,357	$1,483
Distribution	592	512	397
Leasing	1,374	1,568	385
Connections	244	192	200
Other	28	37	38
Total	$3,668	$3,666	$2,503
During the year ended December 31, 2025, revenues benefited from the inflationary tariff increases and capital commissioned into rate base, which was offset by the partial disposition of stabilized assets at our global intermodal logistics operation.
F-46 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
b)Revenues from external customers
The following table disaggregates revenues by geographical region:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Brazil	$1,433	$1,359	$1,483
United Kingdom	868	746	635
United States	40	41	12
France	263	307	70
Switzerland	294	311	71
Singapore	287	318	54
China	109	124	51
Denmark	157	179	40
Hong Kong	68	88	17
Germany	37	46	12
Other	112	147	58
	$3,668	$3,666	$2,503
Our company’s customer base is comprised predominantly of investment grade companies, with only one customer that makes up greater than 10% of our company’s consolidated revenues. For the year ended December 31, 2025, revenue generated from this customer was $1,273 million (2024: $1,287 million, 2023: $1,449 million). Our company has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
c)Non-Current Assets

	As of
US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
United Kingdom	$7,080	$5,916
Brazil	3,170	2,950
Switzerland	2,144	1,897
France	1,962	1,881
Singapore	2,124	2,092
China	1,339	1,041
Denmark	1,177	1,097
United States	337	295
Other Asia	872	814
Other Europe	19	17
Other	855	823
	$21,079	$18,823
Brookfield Infrastructure Corporation     F-47

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 18.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2025, 2024 and 2023.

US$ MILLIONS	2025	2024	2023
Depreciation and amortization	$668	$775	$365
Transportation and distribution	290	255	195
Operations and maintenance	148	140	94
Compensation	173	150	87
Other	55	58	37
Total	$1,334	$1,378	$778
NOTE 19.  EQUITY
Our company’s equity is comprised of the following shares:

	Class B Shares (Shares)	Class C Shares (Shares)	Share Capital (US$ Millions)
Balance at January 1, 2024	—	11,117,660	$392
Arrangement/reorganization	31,909	(11,117,660)	(391)
Balance at December 31, 2024	31,909	—	1
Balance at December 31, 2025	31,909	—	1
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 20.  INCOME TAXES
Income taxes are recognized for the amount of taxes payable by our company and its corporate subsidiaries, and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2025	2024
Deferred income tax assets
Financial instruments and other	$95	$20
Tax losses carried forward	36	35
	$131	$55
Deferred income tax liabilities
Long-lived assets	$(2,309)	$(2,003)
Net deferred income tax liabilities	$(2,178)	$(1,948)
Reflected in the statement of financial position as follows:
Deferred tax assets	$39	$37
Deferred tax liabilities	(2,217)	(1,985)
Net deferred tax liabilities	$(2,178)	$(1,948)
The deferred tax asset related to losses available for carry forward includes $36 million (2024: $35 million) of tax benefits that have been recognized based on projections of future taxable profits.
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2025	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/Dispositions(2)	Dec. 31, 2025
Deferred tax assets related to non-capital losses and capital losses	$35	$(2)	$—	$3	$—	$36
Deferred tax liabilities related to differences in tax and book basis, net	(1,983)	(4)	(57)	(149)	(21)	(2,214)
Net deferred tax liabilities	$(1,948)	$(6)	$(57)	$(146)	$(21)	$(2,178)

(1)Other items relate to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
(2)See Note 5, Acquisition of Businesses, for additional information.
Brookfield Infrastructure Corporation     F-49

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
The amount of non-capital losses for which no deferred income tax assets have been recognized is approximately $63 million (2024: $55 million). Deferred tax assets not recognized relating to non-capital losses of $2 million (2024: $2 million) will be carried forward indefinitely and $61 million (2024: $53 million) will be carried forward for greater than five years from the reporting date.
F-50 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Income Tax Recognized in Income or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Tax expense comprises:
Current income tax expense	$379	$356	$348
Deferred income tax expense
Origination and reversal of temporary differences	14	18	22
Change in tax rates or the imposition of new taxes	(8)	(8)	4
Deferred tax assets recognized	—	(1)	(6)
Total income tax expense	$385	$365	$368
Income tax on income before tax and non-controlling interests reconciles to tax expense as follows:
Net income before income tax and non-controlling interests	$1,085	$437	$974
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	202	120	328
Change in tax rates and new legislation	(8)	(8)	4
International operations subject to different tax rates	42	46	6
Taxable income attributable to non-controlling interests	(1)	1	—
Deferred tax assets recognized	—	(1)	(6)
Foreign exchange	(17)	31	(6)
Non-deductible dividends on exchangeable shares	60	56	47
Non-deductible remeasurement adjustments on exchangeable and class B shares	117	126	(9)
Permanent differences and other	(10)	(6)	4
Income tax expense recognized in profit or loss	$385	$365	$368
Our company has no temporary differences associated with investments in subsidiaries for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Deferred tax arising on income and expenses recognized in other comprehensive income
Revaluation of property, plant and equipment	$49	$30	$36
Cash flow hedges	8	(6)	6
Other	—	—	(8)
Total income tax recognized directly in other comprehensive income	$57	$24	$34
Brookfield Infrastructure Corporation     F-51

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Brookfield Infrastructure Partners L.P.

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Cash Flow Hedges	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$1,090	$(600)	$(17)	$—	$473
Other comprehensive income	71	35	2	—	108
Balance at December 31, 2024	$1,161	$(565)	$(15)	$—	$581
Other comprehensive income	119	84	(8)	—	195
Balance at December 31, 2025	$1,280	$(481)	$(23)	$—	$776
NOTE 22.  CONTRACTUAL COMMITMENTS
In the normal course of business, our company will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives such as committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation. As at December 31, 2025, our company had $749 million (2024: $560 million) of commitments outstanding, of which 36% mature in less than one year, 58% between two and five years, and 6% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, we, together with Brookfield Infrastructure, pay a base management fee to certain service providers (the “Service Providers”), each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management Ltd., equal to 0.3125% per quarter (1.25% annually) of the combined market value of our group. Our company pays for, or reimburses the partnership for, our proportionate share of the management fee. The fee attributable to our company is recorded on the Consolidated Statements of Operating Results in general and administrative expenses. The amount attributable to our company is based on the weighted average number of exchangeable shares and class A.2 exchangeable shares outstanding relative to units.
F-52 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 23.  RELATED PARTY TRANSACTIONS
In the normal course of operations, our company entered into the transactions below with related parties. The ultimate parent of our company is Brookfield. Other related parties of our company represent BN’s subsidiary and operating entities.
Brookfield Infrastructure has a management agreement, the Master Services Agreement, with the Service Providers, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management Ltd.

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
The base management fee attributable to our company was $71 million for the year ended December 31, 2025 (2024: $67 million, 2023: $63 million).
Our company’s affiliates provide connection services in the normal course of operations on market terms to affiliates and associates of Brookfield Property Partners L.P. For the year ended December 31, 2025, revenues of $1.6 million were generated (2024: $1 million, 2023: less than $1 million) and $nil expenses were incurred (2024: $nil, 2023: $nil).
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
In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at market interest rate. As at December 31, 2025, $nil (December 31, 2024: $nil) was drawn on the credit facilities under the credit agreements with Brookfield Infrastructure.
Brookfield Infrastructure Corporation     F-53

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Brookfield Infrastructure provided BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares, as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment will be reduced permanently by the amount so called. As at December 31, 2025, $nil (December 31, 2024: $nil) was called on the equity commitment.
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
F-54 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On March 28, 2023, our company entered into a loan agreement (as lender) with Brookfield Infrastructure for $250 million. On May 24, 2024, the loan was partially settled as part of a non-cash transaction for $200 million and had a balance outstanding of $56 million as of December 31, 2025. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position. The loan was extended to a maturity date of May 24, 2029 and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until the maturity date. Interest accrued during the year ended December 31, 2025 was $4.0 million (December 31, 2024: $10 million).
On May 24, 2024, our company entered into an additional loan agreement (as lender) with Brookfield Infrastructure as part of a non-cash transaction for $24 million. The loan agreement was subsequently amended on December 27, 2024 to extend an additional $17 million to Brookfield Infrastructure. As of December 31, 2025, the balance outstanding on this loan was $44 million. The loan is presented as amounts due from Brookfield Infrastructure on the consolidated statements of financial position and accrues interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrues interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2025 was $3 million (December 31, 2024: $1 million).
As at December 31, 2025, the balance outstanding on our deposit with Brookfield Infrastructure was $1,435 million (December 31, 2024: $1,178 million). As at December 31, 2025, the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2024: $nil). The deposit arrangements accrue interest at 0.2% per annum. During the year ended December 31, 2025, interest accrued on the deposit with Brookfield Infrastructure was $2 million (December 31, 2024: $3 million). During the year ended December 31, 2025, interest accrued on the demand deposit payable to Brookfield Infrastructure was $nil (December 31, 2024: $nil).
On May 24, 2024, our company entered into loan agreements with Brookfield Infrastructure as part of a non-cash transaction for total cumulative proceeds of $100 million. The loans are presented as loans payable to Brookfield Infrastructure on the consolidated statements of financial position and accrue interest at SOFR plus 210 basis points per annum until May 24, 2026, and thereafter accrue interest at SOFR plus 475 basis points per annum until May 24, 2029, the maturity date. Interest accrued during the year ended December 31, 2025 was $7 million.
As at December 31, 2025, our company had accounts payable of $51 million (December 31, 2024: $30 million) to Brookfield and subsidiaries of Brookfield Infrastructure, and accounts receivable of $12 million (December 31, 2024: $19 million) from subsidiaries of Brookfield Infrastructure.
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The interest sold was acquired equally by a third party and a private fund managed by Brookfield, and was completed at arm’s length on market terms. As a result of the sale to the private fund managed by Brookfield, Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to our company) in the third quarter.

Brookfield Infrastructure Corporation     F-55

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 24.  DERIVATIVE FINANCIAL INSTRUMENTS
Our company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Our company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of our company’s derivative positions at December 31, 2025 and 2024 were as follows:

		As of December 31,
US$ MILLIONS	Note	2025	2024
Interest rate swaps and other	(a)	$2,330	$2,556
		$2,330	$2,556
The following table presents the change in fair values of our company’s derivative positions during the years ended December 31, 2025 and 2024:

US$ MILLIONS	Unrealized Gains During 2025	Unrealized Losses During 2025	Net Change During 2025	Net Change During 2024
Interest rate swaps and other	$78	$(18)	$60	$49
	$78	$(18)	$60	$49
(a)Interest Rates
At December 31, 2025, our company held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $2,330 million (2024: $2,556 million).
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying our company’s derivative instruments by term to maturity as at December 31, 2025 and the comparative notional amounts at December 31, 2024, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2025				2024
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Interest rate swaps and other	$—	$47	$—	$47	$—
	$—	$47	$—	$47	$—
Elected for hedge accounting
Interest rate swaps and other	$288	$1,650	$345	$2,283	$2,556
	$288	$1,650	$345	$2,283	$2,556
F-56 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2025 and 2024 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2025			2024
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$2,283	$(25)	$—	$2,556	$1	$—
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
(a)Liquidity Risk Management
Our company manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Our company’s overall capital strategy is consistent with that of the partnership which remains unchanged from 2024.
The capital structure of our company consists of debt, offset by cash and cash equivalents, exchangeable and class B shares, loans payable to Brookfield Infrastructure and share capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2025	2024
Non-recourse borrowings	$13,169	$12,178
Cash and cash equivalents	(431)	(674)
Net debt	12,738	11,504
Shares classified as financial liability	5,129	4,644
Loans payable to Brookfield Infrastructure	100	102
Total equity	2,005	2,222
Total capital and net debt	$19,972	$18,472
Net debt to capitalization ratio	64%	62%
Brookfield Infrastructure Corporation     F-57

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The following tables detail the contractual maturities for our company’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which our company can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2025
US$ MILLIONS
Accounts payable and other liabilities	$887	$10	$12	$12	$921
Non-recourse borrowings	1,303	674	5,917	5,633	13,527
Financial liabilities	17	5	1	—	23
Shares classified as financial liability	5,129	—	—	—	5,129
Loans payable to Brookfield Infrastructure	100	—	—	—	100
Interest Expense:
Non-recourse borrowings	956	851	1,833	1,310	4,950

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2024
US$ MILLIONS
Accounts payable and other liabilities	$697	$5	$13	$7	$722
Non-recourse borrowings	781	1,321	4,719	5,814	12,635
Financial liabilities	32	1	—	—	33
Shares classified as financial liability	4,644	—	—	—	4,644
Loans payable to Brookfield Infrastructure	102	—	—	—	102
Interest Expense:
Non-recourse borrowings	900	834	1,852	1,273	4,859

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

	2025
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$5	$(5)
Other comprehensive income to the partnership(1)	—	—

(1)Net income and other comprehensive income are attributable to the partnership subsequent to the Arrangement as a result of the partnership holding all of the class B shares issued by our company. Please refer to Note 3(b), Material Accounting Policy Information, for further details.
Brookfield Infrastructure Corporation     F-59

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The tables below set out our company’s currency exposure at December 31, 2025, 2024 and 2023:

2025
US$ MILLIONS	USD	GBP	BRL	EUR & Others	Total
Assets:
Current assets	$370	$331	$652	$15	$1,368
Non-current assets	10,872	7,046	3,157	4	21,079
	$11,242	$7,377	$3,809	$19	$22,447
Liabilities:
Current liabilities	$1,065	$611	$707	$6	$2,389
Non-current liabilities	5,899	4,503	3,950	—	14,352
	$6,964	$5,114	$4,657	$6	$16,741
Non-controlling interest	3,335	449	(489)	9	3,304
Net investment attributable to Brookfield Infrastructure	$943	$1,814	$(359)	$4	$2,402

2024
US$ MILLIONS	USD	GBP	BRL	EUR & Others	Total
Assets:
Current assets	$2,325	$273	$871	$13	$3,482
Non-current assets	10,002	5,882	2,936	3	18,823
	$12,327	$6,155	$3,807	$16	$22,305
Liabilities:
Current liabilities	$1,563	$561	$745	$2	$2,871
Non-current liabilities	6,213	3,725	3,779	—	13,717
	$7,776	$4,286	$4,524	$2	$16,588
Non-controlling interest	3,496	372	(402)	9	3,475
Net investment attributable to Brookfield Infrastructure	$1,055	$1,497	$(315)	$5	$2,242

F-60 Brookfield Infrastructure Corporation

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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

	Impact on Net Income to the Partnership
	2025		2024		2023
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(12)	$12	$(8)	$8	$(8)	$8
USD/BRL	(12)	12	(14)	14	(20)	20

	Impact on Parent Equity
	2025		2024		2023
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/GBP	$(182)	$182	$(150)	$150	$(142)	$142
USD/BRL	36	(36)	31	(31)	(15)	15
USD/EUR	(1)	1	—	—	(1)	1

Brookfield Infrastructure Corporation     F-61

BROOKFIELD INFRASTRUCTURE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
NOTE 26.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Interest paid	$1,055	$954	$678
Income taxes paid	356	417	318
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Accounts receivable	$(91)	$140	$(85)
Accounts payable and other	246	(53)	91
Changes in non-cash working capital, net	$155	$87	$6

F-62 Brookfield Infrastructure Corporation